As filed with the Securities and Exchange Commission on June 15, 2012

No. 333-181842

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

TRONOX LIMITED

(Exact name of registrant as specified in its charter)

Western Australia, Australia	2810	98-1026700
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

One Stamford Plaza

263 Tresser Boulevard, Suite 1100

Stamford, Connecticut 06901

(203) 705-3800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Michael J. Foster

General Counsel

Tronox Limited

One Stamford Plaza

263 Tresser Boulevard, Suite 1100

Stamford, Connecticut 06901

(203) 705-3800

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Daniel E. Wolf

Christian O. Nagler

Kirkland & Ellis LLP

601 Lexington Avenue

New York, New York 10022

(212) 446-4800

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Class A ordinary shares Issuable upon exercise of warrants	841,302	Not Applicable	$135,449,622	$15,552.53(3)

(1)	The class A ordinary shares that are being registered include up to 841,302 class A ordinary shares that may be issued upon exchange of warrants. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with the anti-dilution provisions or stock splits, stock dividends, recapitalizations or similar events.
(2)	Pursuant to Rule 457(c) and Rule 457(f) under the Securities Act, and solely for the purpose of calculating the registration fee, the market value of the securities to be exchanged was calculated as (a) the product of (i) 841,302 shares of Tronox Incorporated common stock (which is the maximum number of class A ordinary shares for which warrants to purchase shares could be outstanding upon completion of the transaction) and (ii) the sum of (x) the average of the high and low sales prices of shares of Tronox Incorporated common stock reported on the “Pink Sheets” on June 11, 2012 and (y) $12.50 in cash; less (b) the aggregate exercise price of the outstanding warrants.
(3)	Previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY, SUBJECT TO COMPLETION, DATED JUNE 15, 2012

Prospectus

Tronox Limited

841,302

Class A Shares

The Issuer:

•

We are one of the world’s leading producers and marketers of TiO2, the world’s third-largest producer of titanium feedstock and second-largest producer of zircon. We are one of the leading integrated global producers and marketers of TiO2 and mineral sands.

The Offering:

•

This prospectus applies to the Class A ordinary shares of Tronox Limited (“Class A Shares”) to be issued upon exercise of warrants pursuant to the terms of the Amended and Restated Warrant Agreement, a copy of which is included as an exhibit to the registration statement of which this prospectus forms a part.

•	Use of Proceeds: Any proceeds received from the exercise of Warrants will be used for general corporate purposes.

•	Following completion of the Transaction, as described herein, we expect the Tronox Limited Class A Shares to trade on the New York Stock Exchange under the symbol “TROX.”

This investment involves risks. See “Risk Factors” beginning on page 16.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Tronox Limited expects to deliver the shares only through the facilities of The Depository Trust Company.

The date of this prospectus is                 , 2012.

You should rely only on the information contained in this prospectus or in any free-writing prospectus we may specifically authorize to be delivered or made available to you. We have not authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, Class A Shares only in jurisdictions where such offers and sales are permitted. The information in this prospectus or any free-writing prospectus is accurate only as of its date, regardless of its time of delivery or the time of any sale of Class A Shares. Our business, financial condition, results of operations and prospects may have changed since that date.

Until June 26, 2012 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to their unsold allotments or subscriptions.

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DEFINED TERMS

Unless otherwise specified or if the context so requires:

•	“we,” “us,” and “our” refer to Tronox Limited, a public limited company registered under the laws of the State of Western Australia, Australia;

•	“$” refers to United States dollars;

•	“A$” refers to Australian dollars;

•	“Rand” and “R” refer to South African Rand;

•	“tonnes” refers to metric tons;

•	“Tronox Incorporated” refers to Tronox Incorporated, a Delaware corporation, and unless the context requires otherwise, its business prior to the completion of the Transaction;

•	“Constitution” refers to the Constitution of Tronox Limited;

•	“Exxaro” refers to Exxaro Resources Limited, a public company organized under the laws of the Republic of South Africa;

•	“Exxaro Mineral Sands” refers to Exxaro’s mineral sands business that will be contributed to Tronox Limited as part of the Transaction;

•

The “Tiwest Joint Venture” is a joint venture in Western Australia, Australia which operates a chloride process TiO2 plant located in Kwinana, Western Australia, a mining venture in Cooljarloo, Western Australia, a mineral separation plant and a synthetic rutile processing facility, both in Chandala, Western Australia;

•	“Exxaro Sands” refers to Exxaro Sands Proprietary Limited, a company organized under the laws of the Republic of South Africa;

•	“Exxaro TSA Sands” refers to Exxaro TSA Sands Proprietary Limited, a company organized under the laws of the Republic of South Africa;

•	“South African Acquired Companies” means Exxaro Sands and Exxaro TSA Sands;

•	“Class A Shares” refers to the Class A ordinary shares of Tronox Limited;

•	“Class B Shares” refers to the Class B ordinary shares of Tronox Limited;

•	“Exchangeable Shares” refers to Exchangeable Shares of Tronox Incorporated, each of which is exchangeable for one Class A Share and an amount in cash equal to $12.50 without interest;

•

“Transaction Agreement” refers to the Transaction Agreement dated as of September 25, 2011, as amended and restated on April 20, 2012, by and among Tronox Incorporated, Tronox Limited, Concordia Acquisition Corporation, Concordia Merger Corporation, Exxaro, Exxaro Holdings Sands Proprietary Limited, a company organized under the laws of the Republic of South Africa and wholly-owned subsidiary of Exxaro, and Exxaro International BV, a company organized under the laws of the Netherlands and wholly-owned subsidiary of Exxaro;

Solely for the convenience of the reader, this prospectus contains translations of certain Australian dollar amounts into U.S. dollars at specified rates. Except as otherwise stated in this prospectus, all translations from Australian dollars to U.S. dollars are based on the noon buying rate of A$0.98 per $1.00 in the City of New York for cable transfers of Australian dollars, as certified for customs purposes by the Federal Reserve Bank of New York on May 25, 2012. In addition, this prospectus also contains U.S. dollar equivalent amounts of certain South African Rand amounts. Except as otherwise stated in this prospectus, all translations from South African Rand to U.S. dollars are based on (i) the closing rate as reported on the last business day of the period, (ii) acquisitions,

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disposals, share issuances and specific items within equity at the closing rate at the date the transaction was recognized, and (iii) income statement items at the average closing rate for the period. Estimated capital expenditures and estimated lost revenue and costs associated with furnace shutdowns have been translated at the closing rate used for balance sheet items as of December 31, 2011.

Period ended	Average(1)	Period End(1)
December 31, 2011	7.26	8.09
December 31, 2010	7.33	6.62
December 31, 2009	8.42	7.38

(1)	Factiva

No representation is made that the Australian dollar or South African Rand amounts referred to in this prospectus could have been or could be converted into U.S. dollars at such rates or any other rates. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

INDUSTRY AND MARKET DATA

This prospectus includes market share, market position and industry data and forecasts. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Tronox Incorporated and Exxaro Mineral Sands participate in various trade associations, such as the Titanium Dioxide Manufacturers Association (“TDMA”), and subscribe to various industry research publications, such as those produced by TZ Minerals International Pty Ltd (“TZMI”). While we have taken reasonable actions to ensure that the information is extracted accurately and in its proper context, we have not independently verified the accuracy of any of the data from third party sources or ascertained the underlying economic assumptions relied upon therein. Statements as to our market share and market position are based on the most currently available market data obtained from such sources.

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SUMMARY

This summary highlights selected information contained in this prospectus and does not contain all the information that may be important to you. We urge you to read carefully this prospectus in its entirety, as well as the exhibits to the registration statement of which this prospectus forms a part. Additional, important information is also contained in the documents incorporated by reference into this prospectus; see the section entitled “Where You Can Find More Information.”

Tronox Limited’s unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2012 and the year ended December 31, 2011, are presented as if the Transaction had been completed on January 1, 2011. The unaudited pro forma condensed combined balance sheet as of March 31, 2012 is presented as if the Transaction had been completed on March 31, 2012. For the purposes of this discussion, references to “we,” “us,” and “our” refer to Tronox Limited when discussing the business following completion of the Transaction and to Tronox Incorporated or Exxaro Mineral Sands, as the context requires, when discussing the business prior to completion of the Transaction.

Our Company

Overview

Based on 2010 numbers reported by TZMI, we are one of the world’s leading producers and marketers of TiO2, the world’s third-largest producer of titanium feedstock and second-largest producer of zircon. We are one of the leading integrated global producers and marketers of TiO2 and mineral sands. Our world-class, high-performance TiO2 products are critical components of everyday consumer applications such as coatings, plastics, paper and other applications. Our mineral sands business will consist primarily of two product streams – titanium feedstock and zircon. Titanium feedstock is used primarily to manufacture TiO2. Zircon, a hard, glossy mineral, is used for the manufacture of ceramics, refractories, TV glass and a range of other industrial and chemical products. In addition, we produce electrolytic manganese dioxide (“EMD”), sodium chlorate, boron-based and other specialty chemicals.

TiO2 Operations

We are the world’s third-largest producer and marketer of TiO2 manufactured via chloride technology. We have global operations in the Americas, Europe and the Asia-Pacific region. Our assured feedstock supply and global presence, combined with a focus on providing customers with world-class products, end-use market expertise and strong technical support, will allow us to continue to sell products to a diverse portfolio of customers in various regions of the world, with most of whom we have well-established relationships.

We supply and market TiO2 under the brand name TRONOX® to more than 1,000 customers in approximately 90 countries, including market leaders in each of the key end-use markets for TiO2 and have supplied each of our top ten customers with TiO2 for more than 10 years. These top ten customers represented approximately 36.5% of our total TiO2 sales volume in 2011. The tables below summarize our 2011 TiO2 sales volume by geography and end-use market:

2011 Sales Volume by Geography		2011 Sales Volume by End-Use Market
North America	38.5%	Paints and Coatings	77.1%
Latin America	7.5%	Plastics	19.9%
Europe	22.5%	Paper and Specialty	3.0%
Asia-Pacific	31.5%

We operate three TiO2 facilities at Hamilton, Mississippi, Botlek, the Netherlands and Kwinana, Australia representing 465,000 tonnes of annual TiO2 production capacity. We are one of a limited number of TiO2 producers in the world with chloride production technology, which we believe is preferred for many of the largest end-use applications compared to TiO2 manufactured by other TiO2 production technologies. We hold more than 200 patents worldwide and have a highly skilled work force.

Mineral Sands Operations

Our mineral sands operations consist of two product streams – titanium feedstock, which includes ilmenite, natural rutile, titanium slag and synthetic rutile, and zircon, which is contained in the mineral sands we extract to capture our natural titanium feedstock. Based on Exxaro’s internal estimates and data reported by TZMI, in 2010 Exxaro Mineral Sands (including 100% of the Tiwest Joint Venture) was the third-largest titanium feedstock producer with approximately 10% of global titanium feedstock production and the second-largest zircon producer with approximately 20% of global zircon production. We operate three separate mining operations: KZN Sands and Namakwa Sands located in South Africa and Tiwest located in Australia, which have a combined production capacity of 723,000 tonnes of titanium feedstock and 265,000 tonnes of zircon.

Titanium feedstock is the most significant raw material used in the manufacture of TiO2. We believe annual production of titanium feedstock from our mineral sands operations will continue to exceed the raw material supply requirement for our TiO2 operations. Zircon is primarily used as an additive in ceramic glazes, a market which has grown substantially during the previous decade and is favorably exposed to long-term development trends in the emerging markets, principally China.

The table set forth under “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Mineral Resources and Reserves” summarizes Exxaro Mineral Sands’s proven and probable ore reserves and estimated mineral resources as of December 31, 2011.

The mineral sands operations also produce high purity pig iron as a co-product. It is typically low in manganese, phosphorus and sulfur and is sold to foundries as a dilutant for trace elements and to steel producers for iron units.

Electrolytic and Other Chemical Products Operations

Our electrolytic and other chemical products operations are primarily focused on advanced battery materials, sodium chlorate and specialty boron products. Battery material end-use applications include alkaline batteries for flashlights, electronic games, medical and industrial devices as well as lithium batteries for power tools, hybrid electric vehicles, laptops and power supplies. Sodium chlorate is used in the pulp and paper industry in pulp bleaching applications. Specialty boron product end-use applications include semiconductors, pharmaceuticals, high-performance fibers, specialty ceramics and epoxies as well as igniter formulations.

We operate two electrolytic and other chemical facilities in the United States: one in Hamilton, Mississippi producing sodium chlorate and one in Henderson, Nevada producing EMD and boron products.

Industry Background and Outlook

TiO2 Industry Background and Outlook

TiO2 is used in a wide range of products due to its ability to impart whiteness, brightness and opacity. TiO2 is used extensively in the manufacture of coatings, plastics and paper and in a wider range of other applications, including inks, fibers, rubber, food, cosmetics and pharmaceuticals. TiO2 is a critical component of everyday consumer applications due to its superior ability to cover or mask other materials effectively and efficiently relative to alternative white pigments and extenders. We believe that, at present, TiO2 has no effective substitute because no other white pigment has the physical properties for achieving comparable opacity and brightness or can be incorporated in as cost-effective a manner. In addition to us, there are only four other major global producers of TiO2: E.I. du Pont de Nemours & Co., or Dupont; Millennium Inorganic Chemicals, Inc. (a subsidiary of National Titanium Dioxide Company Ltd.), or Cristal; Huntsman Corporation; and Kronos Worldwide Inc. Collectively, these five producers accounted for more than 60% of the global market in 2010, according to TZMI.

Based on publicly reported industry sales by the leading TiO2 producers, we estimate that global sales of TiO2 in 2010 exceeded 5.3 million tonnes, generating approximately $12 billion in industry-wide revenues. As a result of strong underlying demand and high TiO2 capacity utilization, TiO2 selling prices increased significantly in 2010 and have continued to increase in 2011. We believe average prices will continue to increase through the medium term due to the supply/demand dynamics and favorable outlook in the TiO2 industry. We believe demand for TiO2 from coatings, plastics and paper and specialty products manufacturers will continue to increase due to increasing per capita consumption in Asia and other emerging markets whereas we believe supply of TiO2 is constrained due to already high capacity utilization, and lack of publically announced new construction of additional greenfield production facilities, and limited incremental titanium feedstock supply available even if new production plants were to be constructed. At present, publicly reported TiO2 industry capacity expansions are almost exclusively through debottlenecking initiatives resulting in relatively modest industry-wide capacity additions.

TiO2 is produced using one of two commercial production processes: the chloride process and the sulfate process. The chloride process is a newer technology, and we believe it has several advantages over the sulfate process: it generates less waste, uses less energy, is less labor intensive and permits the direct recycle of a major process chemical, chlorine, back into the production process. Commercial production of TiO2 results in one of two different crystal forms, either rutile or anatase. Rutile TiO2 is preferred over anatase TiO2 for many of the largest end-use applications, such as coatings and plastics, because its higher refractive index imparts better hiding power at lower quantities than the anatase crystal form and it is more suitable for outdoor use because it is more durable. Although rutile TiO2 can be produced using either the chloride process or the sulfate process, customers often prefer rutile produced using the chloride process. All of our global production capacity utilizes the chloride process to produce rutile TiO2.

The primary raw materials that are used to produce TiO2 are various types of titanium feedstock, which include ilmenite, rutile, leucoxene, titanium slag (chloride slag and sulfate slag), upgraded slag and synthetic rutile. Based on TZMI titanium feedstock price forecasts and our own internal calculations, we estimate that global sales of titanium feedstock in 2010 exceeded 9.1 million tonnes, generating approximately $2.3 billion in industry-wide revenues. Titanium feedstock supply is currently experiencing supply constraints due to the depletion of legacy ore bodies, lack of investment in mining new deposits, and high risk and long lead time (typically up to 5 years) in starting new projects. At present, titanium feedstock industry capacity expansions are extremely limited and are expected to remain so over the medium term. Titanium feedstock prices, which are typically determined by multi-year contracts, have been slower to respond to these market conditions due to contractual protections in legacy contracts. As these legacy contracts are negotiated and renewed, we believe the supply/demand outlook will remain tight in the titanium feedstock industry in the coming years. Although it is widely known that a number of new titanium feedstock projects are currently being evaluated, including Sheffield Resources Limited’s Yandanooka heavy mineral sands project near Eneabba, Western Australia, which is currently in the exploration stage, and Image Resources NL’s North Perth Basin mineral sands project in Western Australia, for which Image Resources began a feasibility study in November 2011, many of these projects remain at the investigation stage and it is not anticipated that all reported projects will ultimately come into commercial production.

Zircon Industry Background and Outlook

Zircon is a mineral which is primarily used as an additive in ceramic glazes to provide whiteness, brightness and opacity as well as to add hardness which makes the ceramic glazes more water, chemical, and abrasion resistant. Zircon is also used for the production of zirconium and zirconium chemicals, in refractories, as a molding sand in foundries and for TV glass, where it is noted for its structural stability at high temperatures and resistance to abrasive and corrosive conditions. TZMI has estimated that approximately three-quarters of the total global zircon supply comes from South Africa and Australia. The top three zircon suppliers in 2010 were Iluka, Exxaro Mineral Sands (including 100% of the Tiwest Joint Venture) and Richards Bay Minerals, representing approximately 33%, 20% and 17%, respectively, of the total zircon production.

TZMI estimates that global sales of zircon in 2010 were approximately 1.3 million tonnes. As a result of strong underlying demand, zircon selling prices increased significantly both in 2010 and 2011. The value of zircon has increased primarily as a result of increasing demand for ceramic tiles, plates, dishes and industrial products in emerging markets, principally China. We believe the supply/demand outlook will remain tight in the zircon industry. Although demand softened in the three months ended December 31, 2011, we believe demand for zircon will continue to increase due to broad trends in urbanization and industrial development in emerging markets, principally China.

Our Competitive Strengths

Leading Global Market Positions

We are among the world’s largest producers and marketers of TiO2 products with approximately 8% of reported industry capacity in 2010, and one of the world’s largest integrated TiO2 producers. We are the world’s third-largest producer and supplier of TiO2 manufactured via chloride technology, which we believe is preferred for many applications compared to TiO2 manufactured by other TiO2 production technologies. In 2010, we were the third-largest titanium feedstock producer with approximately 10% of global titanium feedstock production and the second-largest zircon producer with approximately 20% of global zircon production. Additionally, our fully integrated and global production facilities and sales and marketing presence in the Americas, Europe, Africa and the Asia-Pacific region enables us to provide customers in over 90 countries with a reliable supply of our products. The diversity of the geographic regions we serve increases our exposure to faster growing geographies, such as the Asia-Pacific region, and also mitigates our exposure to regional economic downturns because we can shift supply from weaker to stronger regions. We believe our relative size and vertical integration will provide us with a competitive advantage in retaining existing customers and obtaining new business.

Well Positioned to Capitalize on Trends in the TiO2 and Zircon Industries

We believe the markets in which we participate are, and will remain for the short and medium term, supply constrained, by which we mean that, into the medium term, we anticipate no extended periods during which the supply of higher grade titanium feedstock, TiO2 and zircon will significantly exceed demand for each of these products. Moreover, we expect that these conditions will become more pronounced as demand continues to grow faster than supply. Because our production of titanium feedstock exceeds our required consumption, we believe that we will be well positioned to benefit from these market conditions. We will assure ourselves of the requisite supply for our TiO2 operations and we will share in the financial benefits at both the mineral sands and TiO2 levels of the supply chain.

Vertically Integrated Platform with Security of Titanium Feedstock Supply

The vertical integration of titanium feedstock and TiO2 production provides us with a secure and cost competitive supply of high grade titanium feedstock over the long term. We believe that because we intend to continue to purchase feedstock from third party suppliers and sell feedstock to third party customers, both the financial impact of changes in the feedstock market and our assurance of feedstock supply will place us at an advantage relative to our competitors. This will provide the company with a competitive advantage in customer contracting and production reliability as well as create strategic opportunities to debottleneck and add new TiO2 capacity at the appropriate times based on industry conditions.

Low Cost and Efficient Production Network

We believe our TiO2 operations, and specifically our plant in Hamilton, Mississippi, are among the lowest cost producers of TiO2 globally. This is of particular importance as it positions us to be competitive through all facets of the TiO2 cycle. Moreover, our three TiO2 production facilities are strategically positioned in key geographies. The Hamilton facility is the third largest TiO2 production facility in the world and has the size and scale to service customers in North America and around the globe. The Tiwest Joint Venture, located in Australia, is well positioned to service growing demand from Asia. Our Botlek facility, located in the Netherlands, services our European customers and certain specialized applications globally. Combined with Exxaro Mineral Sands’s titanium feedstock assets in South Africa and Australia, this network of TiO2 and titanium feedstock facilities gives us the flexibility to optimize asset and feedstock utilization and generate operational, logistical and market efficiencies.

TiO2 and Titanium Feedstock Production Technology

We are one of a limited number of TiO2 producers in the world with chloride production technology. Our production capacity exclusively uses this process technology, which is the subject of numerous patents worldwide. Although we do not operate sulfate process plants and therefore cannot make a direct comparison, we believe the chloride production process generates less waste, uses less energy and is less labor intensive than the alternative sulfate process. Additionally, our titanium feedstock operations in South Africa and Australia are one of a limited number of feedstock producers with the expertise and technology to produce upgraded titanium feedstock (i.e., synthetic rutile and chloride slag) for use in the chloride process.

Innovative, High-Performance Products

We offer innovative, high-performance products for nearly every major TiO2 end-use application. We seek to develop new products and enhance our current product portfolio to better serve our customers and respond to the increasingly stringent demands of their end-use sectors. Our new product development pipeline has yielded successful grade launches specifically targeting the plastics markets. In addition, we have completed mid-cycle improvement initiatives on our key coatings grades resulting in more robust products across a wide range of coatings formulations.

Experienced Management Team and Staff

The diversity of our management team’s business experience provides a broad array of skills that contributes to the successful execution of our business strategy. Our TiO2 operations team and plant managers, who have an average of 31 years of manufacturing experience, participate in the development and execution of strategies that have resulted in production volume growth, production efficiency improvements and cost reductions. Our mineral sands operations team and plant managers have a deep reservoir of experience in mining, engineering and processing skills gained over many years in various geographies. Additionally, the experience, stability and leadership of our sales organization have been instrumental in growing sales, developing and expanding customer relationships.

Business Strategy

Our business strategy is to enhance our shareholder equity value by optimizing the beneficial effects of our present business attributes. More specifically, we will seek to manage our purchases (which we intend to continue) and sales of titanium feedstock in such a manner as to assure that we do not experience any material feedstock shortages that would require us to slow or interrupt our TiO2 production. In addition, we intend to direct titanium feedstock to those markets (including, but not limited to, our three owned plants) in a manner that maximizes our returns over the longer term while maintaining our assured supply conditions.

We also believe that we can benefit from employing our substantial fixed cost base to produce additional TiO2. Therefore, enhancing the efficiency of our operations is important in achieving our vision.

We seek to be a significant participant in those markets that produce above average returns for our shareholders rather than be exclusively focused on becoming the largest TiO2 or mineral sands producer.

Beyond this, our strategy includes the following components:

Maintain Operational Excellence

We are continually evaluating our business to identify opportunities to increase operational efficiency throughout our production network with a focus on maintaining operational excellence and maximizing asset efficiency. Our focus on enhancing operational excellence positions us to maximize yields, minimize operating costs and meet market growth over the short term without investing additional capital for capacity expansion. In addition, we intend to continue focusing on increasing manufacturing efficiencies through selected capital projects, process improvements and best practices in order to maximize yields, lower unit costs and improve our margins.

Leverage Our Low-Cost Production Network and Vertical Integration to Deliver Profitability and Cash Flow

We presently have TiO2 manufacturing facilities designed to produce approximately 465,000 tonnes of TiO2 annually. We expect that (assuming variable costs per tonne remain constant or decline) increased production from this fixed cost base should increase margins and profitability. In addition, by assuring ourselves of the availability of the supply of titanium feedstock that these production facilities require, and by participating in the profitability of the mineral sands market directly, we have several different means of optimizing profitability and cash flow generation.

Ore-In Use Optimization

We will take advantage of the integrated nature and scale of the combined business, which provides the opportunity to capitalize on a wide range of Exxaro Mineral Sands’s titanium feedstock grades due to the ability to optimize internal ore usage and pursue external titanium feedstock end-markets that provide superior profit margins.

Expand Global Leadership

We plan to continue to capitalize on our strong global market position to drive profitability and cash flow by enhancing existing customer relationships, providing high quality products and offering technical expertise to our customers. Furthermore, our vertically integrated global operations will provide us with a solid platform for future growth in the TiO2, titanium feedstock, zircon and pig iron markets. Our broad product offering will allow us to participate in a variety of end-use sectors and pursue those market segments that we believe have attractive growth prospects and profit margins. Our operations will position us to participate in developing regions such as Asia, Eastern Europe and Latin America, which we expect to provide attractive growth opportunities. We will also seek to increase margins by focusing our sales efforts on those end-use segments and geographic areas that we believe offer the most attractive growth prospects and where we believe we can realize relatively higher selling prices over the long-term than in alternate sectors. We believe our global operations network, distribution infrastructure and technology will enable us to continue to pursue global growth.

Maintain Strong Customer Focus

We will target our key customer groups with innovative, high-performance products that provide enhanced value to our customers at competitive prices. A key component of our business strategy will be to continually enhance our product portfolio with high-quality, market-driven product development. We design our TiO2 products to satisfy our customers’ specific requirements for their end-use applications and align our business to respond quickly and efficiently to changes in market demands. In this regard, and in order to continue meeting our customers’ needs, we recently commercialized a new TiO2 grade for the durable plastics sector and developed several additional products for other strategic plastic applications in close cooperation with our customer base. We continue to execute on product improvement initiatives for our major coatings products. These improvement strategies will provide value in the form of better optical properties, stability, and durability to our coatings customers. Further, new and enhanced grades are in the pipeline for 2012 and 2013.

In addition, by assuring ourselves of titanium feedstock supply, we assume less risk if we enter into longer term supply contracts with our customers. We believe such contracts may be beneficial to our customers, by assuring a reliable source of supply of TiO2 from a market in which availability may be threatened under certain foreseeable supply conditions, which could also affect price, and to us, by assuring predictable sales, revenue and margin performance for some of our sales. Because we are one of the few global TiO2 producers that are integrated, we believe we can enter into such longer term agreements including specific economic terms with less risk than our competitors who do not have 100% assured supply. If our customers also see benefit to them in entering into such agreements, we will consider doing so.

Risk Factors

We are subject to numerous risks as more fully described in the section entitled “Risk Factors” beginning on page 15. These risks include, among others:

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market conditions, global and regional economic downturns and cyclical factors that adversely affect the demand for end use products that contain our products could adversely affect the prices at which we can sell its products;

•	that our customers may reduce their demand for our products due to, among other things, economic downturn, more competitive pricing from our competitors, or increased supply from our competitors;

•	fluctuations in currency exchange rates, in particular the volatility of the U.S. dollar, Australian dollar, or the Rand could have a negative impact on reported sales and operating margin; and

•	the regulatory environment in the countries in which we operate may have an adverse effect on our business, operating results and financial condition.

Summary Historical and Pro Forma Financial Data

The following table sets forth summary historical financial data as of the dates and for the periods indicated. The statement of operations and balance sheet data, as of and for the eleven months ended December 31, 2011, the one month ended January 31, 2011 and years ended December 31, 2010 and 2009, have been derived from Tronox Incorporated’s audited Consolidated Financial Statements included in this prospectus. The statement of operations and balance sheet data, as of and for the year ended December 31, 2008 have been derived from Tronox Incorporated’s audited consolidated financial statements not included in this prospectus. The statement of operations and balance sheet data, as of and for the three months ended March 31, 2012 and 2011 have been derived from Tronox Incorporated’s unaudited Consolidated Financial Statements included in this prospectus.

Tronox Limited’s unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2012 and the year ended December 31, 2011, are presented as if the Transaction had been completed on January 1, 2011. The unaudited pro forma condensed combined balance sheet as of March 31, 2012 is presented as if the Transaction had been completed on March 31, 2012.

The historical financial statements have been adjusted in the unaudited pro forma condensed Combined Financial Statements to give effect to pro forma events that are (i) directly attributable to the Transaction; (ii) factually supportable; and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined statements of operations exclude non-recurring items, including, but not limited to (i) a bargain purchase gain currently estimated to be realized on the Transaction; (ii) reorganization income associated with emergence from bankruptcy; and (iii) Transaction-related legal and advisory fees. Additionally, certain pro forma adjustments have been made to the historical Combined Financial Statements of Exxaro Mineral Sands in order to (i) convert them to accounting principles generally accepted in the United States (“GAAP”); (ii) conform their accounting policies to those applied by Tronox Incorporated; and (iii) present them in U.S. dollars.

This information should be read in conjunction with the Tronox Incorporated Condensed Consolidated Financial Statements (including the notes thereto), the Exxaro Mineral Sands Combined Financial Statements (including the notes thereto), “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Condensed Combined Financial Statements” appearing elsewhere in this prospectus.

	Successor	Successor	Tronox Limited Pro Forma Combined	Successor	Predecessor	Tronox Limited Pro Forma Combined	Predecessor
	Three Months Ended March 31,	Two Months Ended March 31,	Three Months Ended March 31,	Eleven Months Ended December 31,	One Month Ended January 31,	Year Ended December 31,	Year Ended December 31,
	2012	2011	2012	2011	2011	2011	2010	2009	2008
	(Millions of dollars, except per share)
Statement of Operations Data:
Net Sales	$433.6	$267.1	$608.0	$1,543.4	$107.6	$2,305.8	$1,217.6	$1,070.1	$1,245.8
Cost of goods sold	(276.3)	(229.8)	(384.8)	(1,104.5)	(82.3)	(1,654.5)	(996.1)	(931.9)	(1,133.4)

Gross Margin	157.3	37.3	223.2	438.9	25.3	651.3	221.5	138.2	112.4
Selling, general and administrative expenses	(44.3)	(19.5)	(39.3)	(151.7)	(5.4)	(144.8)	(59.2)	(71.7)	(114.1)
Litigation/arbitration settlement	—	—	—	9.8	—	9.8	—	—	—
Gain on land sales	—	—	—	—	—	—	—	1.0	25.2
Impairment of long-lived assets(1)	—	—	—	—	—	—	—	(0.4)	(24.9)
Restructuring charges(2)	—	—	—	—	—	—	—	(17.3)	(9.6)
Net loss on deconsolidation of subsidiary	—	—	—	—	—	—	—	(24.3)	—
Provision for environmental remediation and restoration, net of reimbursements(3)	—	—	(0.3)	4.5	—	4.5	47.3	—	(72.9)

Income (Loss) from Operations	113.0	17.8	183.6	301.5	19.9	520.8	209.6	25.5	(83.9)
Interest and debt expense(4)	(7.9)	(5.3)	(10.6)	(30.0)	(2.9)	(42.5)	(49.9)	(35.9)	(53.9)
Gain on liquidation of subsidiary(5)	—	—	—	—	—	—	5.3	—	—
Other income (expense)	(1.4)	1.0	1.1	(9.8)	1.6	1.3	(13.6)	(10.3)	(9.5)
Reorganization income (expense)	—	—	—	—	613.6	—	(144.8)	(9.5)	—

Income (Loss) from Continuing Operations before Income tax (provision) benefit	103.7	13.5	174.1	261.7	632.2	479.6	6.6	(30.2)	(147.3)
Income tax benefit (provision)	(17.4)	(3.3)	(30.9)	(20.2)	(0.7)	29.9	(2.0)	1.5	1.8

Income (Loss) from Continuing Operations	86.3	10.2	143.2	241.5	631.5	509.5	4.6	(28.7)	(145.5)
Income (Loss) from Continuing Operations Attributable to Noncontrolling Interest	—	—	11.4	—	—	58.4	—	—	—
Income (Loss) from Continuing Operations Attributable to Tronox Limited	—	—	$131.8	—	—	$451.1	—	—	—

Income (Loss) from discontinued operations, net of income tax benefit (provision)(6)	—	—		—	(0.2)		1.2	(9.8)	(189.4)

Net Income (Loss)	$86.3	$10.2		$241.5	$631.3		$5.8	$(38.5)	$(334.9)

Earnings (Loss) from Continuing Operations per Common Share:
Basic	$5.72	$0.68	$5.23	$16.12	$15.29	$17.91	$0.11	$(0.70)	$(3.55)
Diluted	$5.48	$0.65	$5.11	$15.46	$15.25	$17.50	$0.11	$(0.70)	$(3.55)

	Successor	Successor	Tronox Limited Pro Forma Combined	Successor	Predecessor	Tronox Limited Pro Forma Combined	Predecessor
	Three Months Ended March 31,	Two Months Ended March 31,	Three Months Ended March 31,	Eleven Months Ended December 31,	One Month Ended January 31,	Year Ended December 31,	Year Ended December 31,
	2012	2011	2012	2011	2011	2011	2010	2009	2008
	(Millions of dollars, except per share)

Balance Sheet Data:
Working capital(7)	$704.1	$327.2	$1,456.4	$488.1	$458.2	$1,082.4	$483.4	$488.7	$(246.7)
Property, plant and equipment, net(1)	$558.8	$448.0	$3,151.1	$554.5	$317.5	$2,887.2	$315.5	$313.6	$347.3
Total assets	$1,903.0	$1,447.3	$5,286.7	$1,657.4	$1,090.5	$4,672.7	$1,097.9	$1,117.8	$1,044.5
Noncurrent liabilities:
Long-term debt(7)	$551.9	$426.0	$783.8	$421.4	$420.7	$702.9	$420.7	$423.3	$—
Environmental remediation and/or restoration(8)	0.5	0.6	—	0.5	0.6	—	0.6	0.3	546.0
All other noncurrent liabilities	207.2	166.6	539.4	202.3	153.6	411.6	154.0	50.0	125.4
Total liabilities	$1,055.0	$875.8	$1,636.2	$905.1	$848.0	$1,445.9	$827.6	$682.6	$1,642.0
Liabilities subject to compromise	$—	$—	$—	$—	$896.7	$—	$900.3	$1,048.4	$—
Total stockholders’ equity	$848.0	$571.5	$3,650.5	$752.3	$(654.2)	$3,226.8	$(630.0)	$(613.2)	$(597.5)
Supplemental Information:
Depreciation and amortization expense	$22.1	$13.1	$59.8	$79.1	$4.1	$244.5	$50.1	$53.1	$75.7
Capital expenditures	$(20.7)	$(8.3)	$—	$132.9	$5.5	$—	$45.0	$24.0	$34.3
EBITDA(9)	$133.7	$31.9	$244.6	$370.8	$639.0	$766.4	$107.8	$49.0	$(207.1)
Adjusted EBITDA(9)	$151.4	$68.1	$253.7	$468.3	$24.3	$843.6	$203.1	$141.5	$99.3

(1)	In 2008, Tronox Incorporated recorded impairment charges for long-lived assets of approximately $3.3 million related to Savannah, Georgia, and approximately $21.6 million related to Botlek, Netherlands. See “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Operations—Critical Accounting Policies” for further discussion of Tronox Incorporated’s impairment testing methodology.
(2)	Restructuring charges in 2009 were primarily the result of the idling of Tronox Incorporated’s Savannah plant. Restructuring charges in 2008 resulted primarily from work force reduction programs, along with asset retirement obligation adjustments.
(3)	In 2010, Tronox Incorporated recorded receivables from its insurance carrier related to environmental clean-up obligations at the Henderson facility. Due to the accounting for the KM Legacy Liabilities, as described in Notes 1 and 5 to the annual Consolidated Financial Statements, the obligation for this clean-up work had been recorded in 2008 and prior years. For further details, see Notes 2 and 3 to the annual Consolidated Financial Statements.
(4)	Excludes $2.8 million, $33.3 million, $32.1 million and nil in the one month ended January 31, 2011 and the years ended December 31, 2010, 2009 and 2008, respectively, that would have been payable under the terms of the 9.5% senior unsecured notes.
(5)	The liquidation of certain holding companies resulted in a non-cash net gain resulting from the realization of cumulative translation adjustments.
(6)	See Note 20 to the annual Consolidated Financial Statements included in this prospectus for further information on Income (loss) from discontinued operations.
(7)	Working capital is defined as the excess (deficit) of current assets over current liabilities. Due to Tronox Incorporated’s financial condition, the entire balance of its outstanding debt of $562.8 million was classified as current obligations as of December 31, 2008, resulting in long-term debt having a balance of nil and working capital being negative. In 2009, the $350.0 million senior unsecured notes were reclassified to Liabilities Subject to Comprise.
(8)	As a result of the bankruptcy filing and the KM Legacy Liability accounting, as described in Note 1 to the annual Consolidated Financial Statements, environmental remediation and/or restoration liabilities were reclassified to Liabilities Subject to Compromise in 2009.
(9)	EBITDA represents net income (loss) before net interest expense, income tax benefit (provision), and depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect the items set forth in the table below.

EBITDA and Adjusted EBITDA, which are used by management to measure performance, are non-GAAP financial measures. Management believes that EBITDA and Adjusted EBITDA are useful to investors, as EBITDA is commonly used in the industry as a means of evaluating operating performance and Adjusted EBITDA is used in our debt instruments to determine compliance with financial covenants. Both EBITDA and Adjusted EBITDA are included as a supplemental measure of our operating performance because they eliminate items that have less bearing on operating performance and highlight trends in the core business that may not otherwise be apparent when relying solely on GAAP financial measures. In addition, Adjusted EBITDA is one of the primary measures management uses for planning and budgeting processes and to monitor and evaluate financial and operating results. EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be an alternative to measures of our financial performance as determined in accordance with GAAP, such as net income (loss). Because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented herein is not, comparable to similarly titled measures reported by other companies.

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

	Successor	Successor	Tronox Limited Pro Forma Combined	Successor	Predecessor	Tronox Limited Pro Forma Combined	Predecessor
	Three Months Ended March 31,	Two Months Ended March 31,	Three Months Ended March 31,	Eleven Months Ended December 31,	One Month Ended January 31,	Year Ended December 31,	Year Ended December 31,
	2012	2011	2012	2011	2011	2011	2010	2009	2008
	(Millions of dollars, except per share)
Net income (loss)	$86.3	$10.2	$143.3	$241.5	$631.3	$509.3	$5.8	$(38.5)	$(334.9)
Interest and debt expense	7.9	5.3	10.6	30.0	2.9	42.5	49.9	35.9	53.9
Income tax provision (benefit)	17.4	3.3	30.9	20.2	0.7	(29.9)	2.0	(1.5)	(1.8)
Depreciation and amortization expense	22.1	13.1	59.8	79.1	4.1	244.5	50.1	53.1	75.7

EBITDA	133.7	31.9	244.6	370.8	639.0	766.4	107.8	49.0	(207.1)
Reorganization expense associated with bankruptcy(a)	—	—	—	—	45.5	—	144.8	13.0	—
Gain on fresh-start accounting	—	—	—	—	(659.1)	—	—	—	—
Noncash gain on liquidation of subsidiary	—	—	—	(0.2)	—	(0.2)	(5.3)	—	—
Provision for environmental remediation and restoration, net of reimbursements(b)	—	—	—	(4.5)	—	(4.5)	(47.3)	—	72.9
(Income) loss from discontinued operations	—	—	—	—	0.2	0.2	(1.2)	9.8	189.4
Restructuring costs not associated with the bankruptcy(c)	—	—	—	—	—	—	—	—	13.5
Pension and postretirement settlement/curtailments	—	—	—	—	—	—	—	10.0	26.2
Loss on sale of assets	—	—	0.4	—	—	5.9	—	(1.0)	(25.2)
Impairment charges(d)	—	—	—	—		—	—	0.4	24.9
Unusual or non-recurring items(e)	—	—	—	—	—	—	—	24.3	—
Litigation settlement	—	—	—	(9.8)	—	(9.8)	—	—	—
Plant closure costs	—	—	—	—	0.1	0.1	1.3	24.5	—
Fresh-start inventory mark-up	—	32.1	—	35.5	—	35.5	—	—	—
Stock-based compensation	6.7	2.9	6.7	13.8	—	13.8	0.5	0.2	0.5
Foreign currency remeasurement	(0.8)	(0.1)	(0.8)	7.3	(1.3)	6.0	11.8	15.1	(6.8)
Transaction costs, registration rights penalty and financial statement restatement costs(f)	9.1	—	0.1	39.2	—	14.1	—	—	—
Other items(g)	2.7	1.3	2.7	16.2	(0.1)	16.1	(9.3)	(3.8)	11.0

Adjusted EBITDA	$151.4	$68.1	$253.7	$468.3	$24.3	$843.6	$203.1	$141.5	$99.3

(a)	Tronox Incorporated incurred costs related to the Chapter 11 bankruptcy proceedings. These items include cash and non-cash charges related to contract terminations, prepetition obligations, debtor-in-possession financing costs, legal and professional fees.
(b)	In 2010, Tronox Incorporated recorded receivables from its insurance carrier related to environmental clean-up obligations at the Henderson facility. Due to the accounting for the KM Legacy Liabilities, as described in Notes 1 and 5 to the annual Consolidated Financial Statements, the obligation for this clean-up work had been recorded in 2008 and prior years.
(c)	Restructuring costs in 2008 resulted primarily from work force reduction programs along with asset retirement obligation adjustments.
(d)	In 2008, Tronox Incorporated recorded impairment charges for long-lived assets of approximately $3.3 million related to Savannah, Georgia, and approximately $21.6 million related to Botlek, the Netherlands. See “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Operations—Critical Accounting Policies” for further discussion of our impairment testing methodology.
(e)	The 2009 amount represents the net loss on deconsolidation of Tronox Incorporated’s German subsidiaries.
(f)	In the eleven months ended December 31, 2011, transaction costs and financial statement restatement costs include expenses related to the Transaction of $20.2 million, the registration rights penalty of $2.0 million, fresh-start accounting fees of $2.5 million, costs associated with restating Tronox Incorporated’s environmental reserves of $5.1 million and the auditing of the historical financial statements of $3.5 million. Costs associated with the Transaction include professional fees related to due diligence and transaction advice as well as investment banking fees. Additionally, Tronox Incorporated incurred legal fees associated with the exit from bankruptcy and the Transaction of $5.9 million. In the three months ended March 31, 2012, transaction costs consist of costs associated with the acquisition of Exxaro Mineral Sands, including banker fees, legal and professional fees, as well as costs associated with the preparation and amending of the Form S-4 and costs associated with the integration of Exxaro Mineral Sands that will occur after the closing of the Transaction.
(g)	Includes noncash pension and postretirement healthcare costs and accretion expense.

The Warrants and the Offering

As of the February 14, 2011, the effective date of Tronox Incorporated’s reorganization plan (the “Effective Date”), Tronox Incorporated issued to existing holders of its equity, warrants in two tranches, Series A Warrants and Series B Warrants (collectively, the “Warrants”), to purchase up to an aggregate of 1,216,216 shares, or 7.5%, of the new common stock of Tronox Incorporated, par value $0.01 per share (the “Common Stock”). In connection with the issuance of the Old Warrants, Tronox Incorporated entered into a warrant agreement, dated as of the Effective Date (the “Old Warrant Agreement”), with Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A. (collectively, the “Warrant Agent”). In connection with the completion of the Transaction, and pursuant to the terms of the Old Warrant Agreement, Tronox Limited expects to enter into an amended and restated warrant agreement, dated as of the completion of the Transaction, (the “New Warrant Agreement”) with the Warrant Agent and Tronox Incorporated to assume the obligations of Tronox Incorporated to the holders of Warrants.

Subject to the terms of the New Warrant Agreement, the holders of Equity Interests (as defined in the New Warrant Agreement) are entitled to purchase one Class A Share and $12.50 in cash (the “Warrant Consideration”) at the initial exercise prices of $62.13 for each Series A Warrant and $68.56 for each Series B Warrants. As of June 14, 2012 there were 841,302 Warrants outstanding which will each be exercisable for a Class A Share and $12.50 in cash. The Warrants have a seven-year term from the date initially issued and will expire at 5:00 p.m., New York City time, on February 14, 2018. A holder may exercise the Warrants by paying the applicable exercise price in cash or on a cashless basis. The Warrants are freely transferable by the holder thereof.

The number of Class A Shares issuable upon exercise of the Warrants and the exercise prices of the Warrants will be adjusted in connection with any dividend or distribution, assets or cash, or any subdivision, reclassification or combination, as set forth in the Warrant Agreement. Additionally, in the case of any reclassification or reorganization of the outstanding shares in Tronox Limited, the holder of each Warrant outstanding immediately prior to the occurrence of such reclassification or reorganization shall have the right to receive upon exercise of the applicable Warrant, the kind and amount of stock, other securities, cash and/or assets that such holder would have received if such Warrant had been exercised.

Tax Considerations

We provide a more complete description of the tax consequences of the ownership and disposition of the Class A Shares under the heading “Tax Considerations.”

Corporate Information

Tronox Limited’s executive offices are located at One Stamford Plaza, 263 Tresser Boulevard, Suite 1100, Stamford, Connecticut 06901. Tronox Limited’s telephone number is (203) 705-3800.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties. All statements other than statements of historical fact included in this prospectus are forward-looking statements. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “will,” “should,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. For example, all statements we make relating to our estimated and projected costs, expenditures, cash flows, growth rates and financial results, our plans and objectives for future operations, growth or initiatives, or strategies or the expected outcome or impact of pending or threatened litigation are forward-looking statements. All forward-looking statements are subject to risks and uncertainties, including those set forth under “Risk Factors” beginning on page 15, that may cause actual results to differ materially from those that we expected, including but not limited to:

•

our customers potentially reducing their demand for our products due to, among other things, the economic downturn, more competitive pricing from our competitors, or increased supply from our competitors;

•	We may be unable to successfully integrate the existing business of Tronox Incorporated and Exxaro Mineral Sands;

•	the existing business may be subject to various uncertainties and contractual and strategic restrictions while the Transaction is pending that could cause business disruption;

•	We may not achieve the cost savings, operating efficiencies and other benefits expected;

•	We may be adversely affected by other economic, business and/or competitive factors; and

•	We may not get the required regulatory approvals or third party consents to expand the business, or new regulations may impact our operations or affect its profitability.

RISK FACTORS

In addition to the other information included and incorporated by reference into this prospectus, including the matters addressed in “Cautionary Note Regarding Forward-Looking Statements,” you should carefully consider the following risks before investing in the notes. You should also read and consider the other information in this prospectus and the other documents incorporated by reference into this prospectus. See “Where You Can Find More Information.”

Risks Related to Our Business

The businesses of Tronox Incorporated and Exxaro Mineral Sands are subject to various uncertainties with respect to the Transaction that may cause disruption and could adversely affect our financial results.

Uncertainty about the Transaction’s effect on employees, suppliers and customers may have an adverse effect on our existing businesses. These uncertainties may impair our ability to attract, retain and motivate key personnel for a period of time, as employees and prospective employees may experience uncertainty about their future roles. These uncertainties also could cause customers, suppliers and others who deal with us to seek to change their existing business relationships. The preparation for the integration also is placing a significant burden on management and internal resources. Any significant diversion of management attention away from ongoing business concerns and any difficulties encountered in the transition and integration process could affect our financial results.

The Transaction may not achieve its anticipated results, and we may be unable to integrate the existing business of Tronox Incorporated and Exxaro Mineral Sands in the manner expected.

We expect the Transaction with Exxaro to provide various benefits, including, among other things, cost savings and operating efficiencies in the combined company, as further described under “The Businesses—Our Competitive Strengths” and “The Businesses—Business Strategy.” Achieving the Transaction’s anticipated benefits is subject to a number of uncertainties, including whether the existing businesses of Tronox Incorporated and Exxaro Mineral Sands can be integrated in an efficient, effective and timely manner in line with current expectations.

The integration process may take longer or cost more than anticipated and could result in the loss of valuable employees, the disruption of the ongoing businesses, processes and systems or inconsistencies in standards, controls, procedures, practices, policies and compensation arrangements, any of which could adversely affect our ability to achieve the anticipated benefits of the Transaction as and when expected. Our results of operations could also be adversely affected by any issues attributable to the operations of Tronox Incorporated or Exxaro Mineral Sands that arise or are based on events or actions that occurred prior to completion of the Transaction. We may have difficulty addressing possible differences in corporate cultures and management philosophies. Failure to achieve these anticipated benefits could result in increased costs or decreased revenues and could adversely affect our future business, financial condition, operating results and prospects.

The intended benefits of our corporate rationalization plan may not be realized.

We are in the process of implementing a plan for the rationalization of our corporate and organizational structure in connection with the contribution of Tronox Incorporated’s businesses and Exxaro Mineral Sands to Tronox Limited. Although we believe that the steps and strategies contained in its corporate rationalization plan are reasonable, we may not be able to fully implement the plan as currently anticipated and without delay and, when implemented, the corporate rationalization plan may not result in the benefits that we currently anticipate.

The transaction fees and transaction-related costs incurred may not be offset by the benefits realized in connection with the Transaction.

We have incurred and expect to continue to incur a number of non-recurring expenses associated with the completion of the Transaction, as well as expenses related to our integration and rationalization plans. Although we expect that the elimination of many duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, will offset the incremental Transaction and related costs over time, we may not achieve this net benefit in the near term, or at all.

Tronox Incorporated

Tronox Incorporated’s financial information following its emergence from bankruptcy is not comparable to Tronox Incorporated’s financial information from prior periods.

Effective as of January 31, 2011, as a result of its emergence from bankruptcy, Tronox Incorporated has applied fresh-start accounting. As a result of fresh-start accounting, the accumulated deficit was eliminated and Tronox Incorporated’s reorganization value, which represents estimates of the fair value of the entity before considering liabilities and approximates the amount a willing buyer would pay for the assets of the entity immediately after the reorganization, was allocated to the fair value of assets. In addition to fresh-start accounting, Tronox Incorporated’s consolidated financial statements reflect all effects of the transactions contemplated by its reorganization plan. Thus, Tronox Incorporated’s balance sheets and statements of operations data post-emergence are not comparable in many respects to its consolidated balance sheets and consolidated statements of operations data for periods prior to the application of fresh-start accounting and prior to accounting for the effects of the reorganization.

External Risks

Market conditions, global and regional economic downturns, cyclical factors and risks associated with TiO2 that adversely affect the demand for the end-use products that contain Tronox Incorporated’s TiO2 or Exxaro Mineral Sands’s products could adversely affect the profitability of our operations and the prices at which we can sell our products, negatively impacting our financial results.

The majority of Tronox Incorporated’s revenue has come from the sale of TiO2 (85.5% in 2011, 82.3% in 2010 and 81.2% in 2009), while a majority of Exxaro Mineral Sands’s revenue has come from the sale of pigment, titanium feedstock and zircon (88.4% in 2011, 85.2% in 2010 and 82.9% in 2009). TiO2 is a chemical used in many “quality of life” products for which demand historically has been linked to Global GDP and discretionary spending, which can be negatively impacted by regional and world events or economic conditions generally, such as terrorist attacks, the incidence or spread of contagious diseases or other economic, political or public health or safety conditions. Events such as these are likely to cause a decrease in demand for our products and, as a result, may have an adverse effect on our results of operations and financial condition. Historically, demand for TiO2 and zircon decreased in 2008 and 2009 due to the worldwide financial crisis, following several years of increasing growth, resulting in lower prices and reduced production by the major producers. The increase in demand during 2010 and 2011 has resulted in increasing prices of TiO2 and titanium feedstock, which have been further bolstered by the reduced availability of titanium feedstock.

The future profitability of our operations, and cash flows generated by those operations, also will be affected by the available supply of our products in the market, such as TiO2 pigment, feedstock and zircon.

Additionally, the demand for TiO2 during a given year is subject to seasonal fluctuations. TiO2 sales are generally higher in the second and third quarters of the year primarily due to the increase in paint production to meet demand resulting from the spring and summer painting season in North America and Europe. We may be adversely affected by existing or future cyclical changes, and such conditions may be sustained or further aggravated by anticipated or unanticipated changes in regional weather conditions. For example, poor weather conditions in a region can lead to an abbreviated painting season, which can depress consumer sales of paint products that use TiO2.

We do not currently enter into commodity derivatives or hedging arrangements on our future production, so we are exposed to the impact of any significant decrease in the price of our products.

Tronox Limited’s results of operations may be adversely affected by fluctuations in currency exchange rates.

The financial condition and results of operations of Tronox Incorporated’s operating entities in the Netherlands and Australia are reported in various foreign currencies and then converted into U.S. dollars at the applicable exchange rate for inclusion in Tronox Incorporated’s financial statements, while the financial condition and results of operations of Exxaro Mineral Sands’s operating entities in Australia and finance entities in the Netherlands currently are reported in Australian dollars and Euros, respectively, and then converted into Rand at the applicable exchange rate for inclusion into the Exxaro Mineral Sands Combined Financial Statements. As a result, any volatility of the U.S. dollar or the Rand against these foreign currencies creates uncertainty for and may have a negative impact on reported sales and operating margin. We have made a U.S. dollar functional currency election for both Australian financial reporting and federal income tax purposes. On this basis, our Australian entities will account for transactions on a U.S. dollar basis.

In addition, our operating entities often need to convert currencies they receive for their products into currencies in which they purchase raw materials or pay for services, which could result in a gain or loss depending on fluctuations in exchange rates. Because we have significant operations in Europe, South Africa and Australia, we are exposed primarily to fluctuations in the Euro, the Rand and the Australian dollar. Exxaro Mineral Sands’s primary products are priced throughout the world in U.S. dollars and, as a result, Exxaro Mineral Sands receives most of its revenue in U.S. dollars. However, during 2011, approximately 97% of KZN Sands’s and 84% of Namakwa Sands’s operating costs were incurred in Rand and approximately 95% of Australia Sands’s operating costs were incurred in Australian dollars. Any significant and sustained appreciation of the Rand or the Australian dollar against the U.S. dollar without an offsetting increase in U.S. dollar denominated TiO2 feedstock prices will materially reduce Exxaro Mineral Sands’s Rand and Australian dollar reported revenue and overall net income.

Prior to completion of the Transaction, Tronox Incorporated and Exxaro Mineral Sands from time to time sought to minimize their foreign currency risk by engaging in hedging transactions. However, we may be unable to effectively manage our foreign currency risk, and any volatility in foreign currency exchange rates may have a material effect on its financial condition or results of operations.

Our operations may be negatively impacted by inflation.

Our operations have been materially affected by inflation in the countries in which they have operated in recent years, as shown by the average inflation rates over the periods indicated in the table below for the United States, South Africa and Australia.

	2008-2009	2009-2010	2010–2011
United States	(0.4)%	1.6%	3.2%
South Africa	7.1%	4.3%	5.0%
Australia	2.1%	2.7%	3.1%

Working costs and wages in South Africa, especially, have increased in recent years, resulting in significant cost pressures for the mining industry. Our profits and financial condition could be adversely affected when cost inflation is not offset by devaluation in operating currencies or an increase in the price of our products.

Our industry and the end-use markets in which it competes are highly competitive. This competition may adversely affect our results of operations and operating cash flows.

Each of the markets in which we compete is highly competitive. Competition is based on a number of factors such as price, product quality and service. We face significant competition from major international and smaller regional competitors. Our most significant competitors include major chemical and materials manufacturers and diversified companies, a number of which have substantially larger financial resources, greater personnel and larger facilities than we do. The additional resources, greater personnel and larger facilities of such competitors may give them a competitive advantage when responding to market conditions and capitalizing on operating efficiencies. Increased competition or an oversupply in the market could result in reduced sales, which could adversely affect our profitability and operating cash flows. An increased availability of supply, which results in a decrease in product prices below our cash cost of production for any sustained period, may lead to losses and require us to curtail or suspend certain operations.

In addition, within the end-use markets in which we compete, competition between products is intense. We face substantial risk that certain events, such as new product development by competitors, changing customer needs, production advances for competing products or price changes in raw materials, could cause our customers to switch to its competitors’ products. If we are unable to develop and produce or market its products to compete effectively against its competitors following such events, our results of operations and operating cash flows may suffer.

The socio-economic environment in South Africa may have an adverse effect on our business, operating results and financial condition.

South Africa has been undergoing political and economic challenges. Changes to or instability in the economic or political environment in South Africa or neighboring countries, especially if such changes create political instability, actual or potential shortages of production materials or labor unrest, could result in production delays and production shortfalls and materially impact our production and results of operations.

South Africa has a highly developed financial and legal infrastructure, but it also has high levels of poverty, unemployment and crime, and faces challenges in building adequate physical infrastructure, such as for the supply of electricity and water, as further discussed below under “—The cost of electricity in South Africa may adversely affect our results of operations and financial condition” and “—We use significant amounts of water in our operations and are subject to water use licenses, which could impose significant costs.” These problems may prompt the emigration of skilled workers, discourage fixed inward investment into South Africa and impede economic growth, all of which could negatively affect our business.

Further, there are significant differences in the levels of economic and social development within the South African population, with large parts of the population, particularly in rural areas, having limited access to adequate education, healthcare, housing and other basic services, including water and electricity. The South African government has implemented laws and policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments, which may increase our costs and reduce its profitability. It is not possible to predict the extent to which the South African government will continue to introduce legislation or other measures designed to empower previously disadvantaged groups or the potential impact of such reforms.

Our financial flexibility could be materially constrained by South African exchange control regulations.

South Africa’s exchange control regulations require resident companies to obtain the prior approval of the South African Reserve Bank to raise capital in any currency other than the Rand and restrict the export of capital from South Africa. In particular, South African companies:

•	are generally not permitted to export capital from South Africa or to hold foreign currency without the South African Reserve Bank’s approval;

•	are generally required to repatriate to South Africa profits of foreign operations; and

•	are limited in their ability to utilize profits of one foreign business to finance operations of a different foreign business.

While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the future. These exchange control restrictions could hinder our financial and strategic flexibility, particularly our ability to use South African capital to fund acquisitions, capital expenditures and new projects outside of South Africa.

Third parties may develop new intellectual property rights for processes and/or products that we would want to use, but would be unable to do so; or, third parties may claim that the products we make or the processes that we use infringe their intellectual property rights, which may cause us to pay unexpected litigation costs or damages or prevent us from making, using or selling products we make or require alteration of the processes we use.

Although there are currently no known pending or threatened proceedings or claims relating to alleged infringement, misappropriation or violation of the intellectual property rights of others, we may be subject to legal proceedings and claims in the future in which third parties allege that their patents or other intellectual property rights are infringed, misappropriated or otherwise violated by us or our products or processes. In the event that any such infringement, misappropriation or violation of the intellectual property rights of others is found, we may need to obtain licenses from those parties or substantially re-engineer its products or processes to avoid such infringement, misappropriation or violation. We might not be able to obtain the necessary licenses on acceptable terms or be able to re-engineer our products or processes successfully. Moreover, if we are found by a court of law to infringe, misappropriate or otherwise violate the intellectual property rights of others, it could be required to pay substantial damages or be enjoined from making, using or selling the infringing products or technology. We also could be enjoined from making, using or selling the allegedly infringing products or technology pending the final outcome of the suit. Any of the foregoing could adversely affect our financial condition and results of operations.

Results of our operations may also be negatively impacted if a competitor develops or has the right to use intellectual property rights for new processes or products and we cannot obtain similar rights on favorable terms and are unable to independently develop non-infringing competitive alternatives.

If our intellectual property were compromised or copied by competitors, or if competitors were to develop similar intellectual property independently, our results of operations could be negatively affected.

Our success depends to a significant degree upon our ability to protect and preserve our intellectual property rights. Although we own and have applied for numerous patents and trademarks throughout the world, we may have to rely on judicial enforcement of our patents and other proprietary rights. Our patents and other intellectual property rights may be challenged, invalidated, circumvented, and rendered unenforceable or otherwise compromised. A failure to protect, defend or enforce our intellectual property could have an adverse effect on our financial condition and results of operations.

We also rely upon unpatented proprietary technology, know-how and other trade secrets to maintain our competitive position. While we maintain policies to enter into confidentiality agreements with our employees and third parties to protect our proprietary expertise and other trade secrets, these agreements may not be enforceable or, even if legally enforceable, we may not have adequate remedies for breaches of such agreements. We also may not be able to readily detect breaches of such agreements. The failure of our patents or confidentiality agreements to protect our proprietary technology, know-how or trade secrets could result in significantly lower revenues, reduced profit margins or loss of market share.

In addition, we may be unable to determine when third parties are using our intellectual property rights without our authorization. We also have licensed certain of our intellectual property rights to third parties, and we cannot be certain that our licensees are using our intellectual property only as authorized by the applicable license agreement. The undetected or unremedied unauthorized use of our intellectual property rights or the legitimate development or acquisition of intellectual property related to our industry by third parties could reduce or eliminate any competitive advantage we have as a result of our intellectual property, adversely affecting our financial condition and results of operations. If we must take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of our resources and our management’s attention, and we may not prevail in any such suits or proceedings. A failure to protect, defend or enforce our intellectual property rights could have an adverse effect on our financial condition and results of operations.

Operational Risks

Given the nature of our chemical, mining and smelting operations, we face a material risk of liability, delays and increased cash costs of production from environmental and industrial accidents and operational breakdowns.

Our business involves significant risks and hazards, including environmental hazards, industrial accidents and breakdowns of equipment and machinery. Our business is exposed to hazards associated with chemical manufacturing and the related storage, handling and transportation of raw materials, products and wastes and our furnace operations that are subject to explosions, and our open pit (also called open-cut) and dredge mining operations that are subject to flooding and accidents associated with rock transportation equipment and conveyor belts. For example, as further discussed under “Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Furnace Shutdowns,” in September 2011, a furnace at KZN Sands was taken out of operation for repair and upgrade and resumed operations on February 25, 2012; however, during this period, operations at KZN Sands were impaired and the losses suffered may not be completely covered by business interruption insurance. Furthermore, during operational breakdowns such as the furnace shutdown at KZN Sands, the relevant facility may not be fully operational within the anticipated timeframe, which could result in further business losses. The occurrence of any of these or other hazards could delay production, suspend operations, increase repair, maintenance or medical costs and, due to the integration of our facilities, could have an adverse effect on the productivity and profitability of a particular manufacturing facility or on our business as a whole.

There is also a risk that our key raw materials or our products may be found to have currently unrecognized toxicological or health-related impact on the environment or on its customers or employees. Such hazards may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines or work stoppage injunctions and lawsuits by injured persons. If such actions are determined to be adverse to us, we may have inadequate insurance to cover such claims, or insufficient cash flow to pay for such claims. Such outcomes could adversely affect our financial condition and results of operations.

Our insurance coverage may prove inadequate to satisfy future claims.

We maintain third-party property, business interruption, casualty and terrorism insurance, with deductibles that are believed to be in accordance with customary industry practices, but we are not fully insured against all potential hazards incident to our business, including losses resulting from natural disasters or terrorist acts and those related to past activities for which it may not have an adequate indemnification or contribution remedy. In addition, insurance may not be available in the future at economically acceptable premiums. As a result, if we were to incur a significant liability for which we are not fully insured, we might not be able to finance the amount of the uninsured liability on terms acceptable to us or at all, and might be obligated to divert a significant portion of our cash flow from normal business operations.

Fluctuations in costs of our raw materials or its access to supplies of our raw materials could have an adverse effect on our results of operations and financial condition.

In 2011, raw materials used in Tronox Incorporated’s production of TiO2 constituted approximately 34.9% of its operating expenses. Fuel and energy linked to commodities, such as diesel, heavy fuel oil, and coal, and other consumables, such as chlorine, illuminating paraffin, electrodes and anthracite, consumed in our manufacturing and mining operations form an important part of their operating costs. We have no control over the costs of these consumables, many of which are linked to some degree to the price of oil and coal, and the costs of many of these raw materials may fluctuate widely for a variety of reasons, including changes in availability, major capacity additions or reductions or significant facility operating problems. These fluctuations could negatively affect our operating margins and our profitability. As these costs rise, our operating expenses will increase and could adversely affect our business, especially if we are unable to pass price increases in raw materials through to our customers.

Over the last several years TiO2 prices have risen dramatically while titanium feedstock prices have risen less. Therefore, our margins have expanded significantly. This may result in customers curtailing purchases, or developing substitute or vertically integrating themselves.

Shortages or price increases by our single source suppliers, such as the suppliers of chlorine to the Tiwest Joint Venture operations or high-quality anthracite to Namakwa Sands, each of which are discussed under “The Businesses—Description of Exxaro Mineral Sands—Mining and Processing Techniques—Raw Materials,” could decrease revenue or increase production costs, reducing the profitability of operations. Fluctuations in oil and coal prices impact our operating cost and capital expenditure estimates and, in the absence of other economic fluctuations, could result in significant changes in the total expenditure estimates for our operations or new expansion projects, and when taken into account with other production costs, such as wages, equipment and machinery costs, may render certain operations nonviable.

The cost of electricity in South Africa may adversely affect our results of operations and financial condition.

In South Africa, our mining and smelting operations depend on electrical power generated by Eskom, the state-owned sole energy supplier in South Africa. South African electricity prices rose by approximately 25% in 2010 and 2011. South African electricity prices will increase by 16% in 2012, and future increases likely will continue at rates higher than inflation. These increases have increased production costs. As these costs rise, our operating expenses will increase and could adversely affect our business, especially if we cannot pass through increases in our expenses to our customers. We are investing in a co-generation project at Namakwa Sands, as further described in “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Properties—Namakwa Sands—Power and Water Supply”; and our management has reviewed its operating processes to control and reduce its electricity consumption. However, until Namakwa Sands’s proposed co-generation plant is fully functional, future electricity supply interruptions or deficiencies and increased energy costs in all of our operations may affect our operational results and financial condition. See “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Properties—Namakwa Sands—Power and Water Supply.”

We use significant amounts of water in our operations and are subject to water use licenses, which could impose significant costs.

National studies conducted by the South African Water Research Commission, released during September 2009, found that water resources in South Africa were approximately 4% lower than estimated in 1995, which may lead to the revision of water use strategies by several sectors in the South African economy, including electricity generation and municipalities. Our surface retreatment operations in South Africa use water to transport the slimes or sand from reclaimed areas to the processing plant and to the tailings facilities, and reduced water availability may result in rationing or increased water costs in the future due to our significant use of water in our mining operations. Our plants and piping infrastructure were designed to carry certain minimum throughputs, so any reductions in the volumes of available water may require us to adjust production at these operations. However, our South African operations can use sea water, which is readily available since both KZN Sands and Namakwa Sands are located in coastal regions, although using sea water instead of fresh water would increase operational costs due to the desalination process, which may not be offset against lower water operating costs.

In addition, under South African law, our South African mining operations are subject to water use licenses that govern each operation’s water use, as further discussed under “The Businesses—Description of Exxaro Mineral Sands—Regulation of the Mining Industry in South Africa and Australia—Regulation of the Mining Industry in South Africa—The National Water Act.” These licenses require, among other conditions, that mining operations achieve and maintain certain water quality limits for all water discharges, where applicable. Our South African operations that came into existence after the adoption of the National Water Act, No. 36 of 1998 have applied for and been issued the required water use licenses. Our South African operations that came into existence prior to the adoption of the National Water Act (Namakwa Sands’s mining operations, mineral separation plant and smelter operations) have been granted permission to continue operating until water use licenses have been approved for those operations, subject to operating conditions set by the Department of Water Affairs. Those operations have applied for the required water use licenses, but have not yet been issued with provisional or final licenses due to the significant backlog of pending license applications. As a result of this backlog, it is not uncommon for South African mines to operate without the proper water use authorizations. The issue of mines operating without the requisite water use licenses recently has received parliamentary notice and enforcement action against illegal water use, particularly within the mining industry, has increased. Operating without the appropriate water use licenses exposes us to the risk that our operations may be halted or suspended, affected mining rights may be suspended or cancelled or the implementation of new projects may be delayed. In addition, the conditions of the licenses may require us to implement alternate water management measures that may have significant cost implications. If we are not able to achieve or maintain compliance with the requirements of these licenses, the operations may be subject to penalties, fees and expenses or business interruption, which could have a material effect on our business, operating results and financial condition.

The capacity and cost of transportation facilities, as well as transportation delays and interruptions, could adversely affect our ability to supply titanium feedstock to our pigment operations and our products to our customers.

Our ability to sell TiO2 pigment, zircon and other products depends primarily upon road transport, third-party rail systems, ports, storage and container shipping. Increases in transportation costs or a lack of sufficient trucking, rail or cargo vessel or container capacity could make our products less competitive than those produced by other companies. We have no control over those logistical factors which effect transport efficiency, such as the condition of the roads or the quality of ports from which our products are exported, and alternative transportation and delivery systems generally are inadequate or unsuitable to handle the quantity of our shipments and to ensure timely delivery. If we are unable to obtain road, rail, sea or other transportation services, or to do so on a cost-effective basis, our business and growth strategy would be adversely affected.

If we are unable to innovate and successfully introduce new products, or new technologies or processes reduce the demand for our products or the price at which we can sell products, our profitability could be adversely affected.

Our industries and the end-use markets into which we sell our products experience periodic technological change and product improvement. Our future growth will depend on our ability to gauge the direction of commercial and technological progress in key end-use markets and on our ability to fund and successfully develop, manufacture and market products in such changing end-use markets. We must continue to identify, develop and market innovative products or enhance existing products on a timely basis to maintain our profit margins and our competitive position. We may be unable to develop new products or technology, either alone or with third parties, or license intellectual property rights from third parties on a commercially competitive basis. If we fail to keep pace with the evolving technological innovations in our end-use markets on a competitive basis, our financial condition and results of operations could be adversely affected.

In addition, new technologies or processes have the potential to replace or provide lower-cost alternatives to our products, such as new processes that reduce TiO2 in consumer products or the use of chloride slag in the production of TiO2 pigment, which could result in TiO2 pigment producers using less chloride slag, or to reduce the need for TiO2 pigment in consumer products, which could depress the demand and pricing for TiO2 pigment. We cannot predict whether technological innovations will, in the future, result in a lower demand for our products or affect the competitiveness of our business. We may be required to invest significant resources to adapt to changing technologies, markets and competitive environments.

Estimations of our ore resources and reserve estimates are based on a number of assumptions, including mining and recovery factors, future cash costs of production and ore demand and pricing. As a result, ore resources and reserve quantities actually produced may differ from current estimates.

The mineral resource and reserve estimates contained under “The Businesses—Description of Exxaro Mineral Sands—Exxaro Mineral Sands—Properties and Reserves—Mineral Resources and Reserves” are estimates of the quantity and ore grades in our mines based on Exxaro’s interpretation of geological data obtained from drill holes and other sampling techniques, as well as from feasibility studies. The accuracy of these estimates is dependent on the assumptions and judgments that Exxaro makes in interpreting the geological data. Exxaro’s assessment of geographical characteristics, such as location, quantity, quality, continuity of geology and grade, is made with varying degrees of confidence in accordance with established guidelines and standards. Exxaro uses various exploration techniques, including geophysical surveys and sampling through drilling and trenching, to investigate resources and implements applicable quality assurance and quality control criteria to ensure that data is representative. Exxaro Mineral Sands’s mineral reserves represent the amount of ore that Exxaro believes can be successfully mined and processed, and are estimated based on a number of factors, which have been stated in accordance with the SAMREC and JORC codes (as defined and described under “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Mineral Resources and Reserves”).

There is significant uncertainty in any mineral reserve or mineral resource estimate. Factors that are beyond our control, such as the ability to secure mineral rights, the sufficiency of mineralization to support mining and beneficiation practices and the suitability of the market may significantly impact mineral resource and reserve estimates. The actual deposits encountered and the economic viability of mining a deposit may differ materially from Exxaro’s estimates. Since these mineral resources and reserves are estimates based on assumptions related to factors discussed above, we may revise these estimates in the future as we becomes aware of new developments. To maintain TiO2 feedstock production beyond the expected lives of our existing mines or to increase production materially above projected levels, we will need to access additional reserves through exploration or discovery.

Implementing a new enterprise resource planning system could interfere with our business or operations and could adversely impact our financial position, results of operations and cash flows.

We are in the process of implementing a new enterprise resource planning system. This project requires significant investment of capital and human resources, the re-engineering of many of our processes, and the attention of many employees who would otherwise be focused on other aspects of its business. Any disruptions, delays or deficiencies in the design and implementation of this new system could potentially result in higher costs than we had anticipated and could adversely affect our ability to provide services to our customers and vendors, file reports with regulatory agencies in a timely manner, manage our internal controls or otherwise operate our business. Any of these consequences could have an adverse effect on our results of operations and financial condition.

We will compete with other mining and chemical businesses for key human resources in the countries in which we will operate, and our business will suffer if we are unable to hire highly skilled employees or if our key officers or employees discontinue employment with us.

We compete with other chemical and mining companies, and other companies generally, in the countries in which we operate to attract and retain key human resources at all levels with the appropriate technical skills and operating and managerial experience necessary to continue operating and expand our businesses. These operations use modern techniques and equipment and accordingly require various types of skilled workers. The success of our business will be materially dependent upon the skills, experience and efforts of its key officers and skilled employees. The global shortage of key mining skills, including geologists, mining engineers, metallurgists and skilled artisans, has been exacerbated by increased mining activity across the globe. Despite various initiatives, we may not be able to attract and retain skilled and experienced employees. Should we lose any of our key personnel or fail to attract and retain key qualified personnel or other skilled employees, our business may be harmed and our operational results and financial condition could be affected.

The labor and employment laws in many jurisdictions in which we operate are more onerous than in the United States; and some of our labor force has substantial works’ council or trade union participation, which creates a risk of disruption from labor disputes and new law affecting employment policies.

A majority of our employees are located outside the United States. In most of those countries, labor and employment laws are more onerous than in the United States and, in many cases, grant significant job protection to employees, including rights on termination of employment.

Labor costs constituted 12.7% of Tronox Incorporated’s TiO2 production costs (excluding depreciation) and 24.3% of Exxaro Mineral Sands’s production costs (excluding depreciation) in 2011. Some of our employees in the Netherlands are represented by a works’ council by law, which subjects us to employment arrangements very similar to collective bargaining agreements, and as of December 31, 2011, approximately 63% of Exxaro Mineral Sands’s South African employees were members of trade unions or employee associations (the National Association of Mineworkers (“NUM”) and Solidarity).

Our South African operations have entered into various agreements regulating wages and working conditions at our mines. Despite a history of constructive engagement with labor unions, there have been periods when various stakeholders have been unable to agree on dispute resolution processes, leading to threats of disruptive labor disputes, although only two strikes have ever occurred in the history of these operations (including the period prior to Exxaro’s acquisition of these operations). Due to the high level of employee union membership, our South African operations are at risk of production stoppages for indefinite periods due to strikes and other disputes. In the past five years, employees of KZN Sands went on strike once for a 22-day period, when NUM members went on strike from August 23 to September 13, 2010, in a dispute over wages and employment conditions, which resulted in an average daily production loss of 20,000 tonnes run of mine and 1,398 tonnes of heavy mineral concentrate, but had no significant impact on the smelter or furnace operations. Although we believe that we have good labor relations with our South African employees, We may experience labor disputes in the future.

South African employment law, which is based on the minimum standard set by the International Labour Organization, sets out minimum terms and conditions of employment for employees. Although these may be improved by agreements between an employer and the trade unions, prescribed minimum terms and conditions form the benchmark for all employment contracts. Our South African operations are required to submit a report to the South African Department of Labour under South African employment law detailing the progress made towards achieving employment equity in the workplace. Failing to submit this report in a timely manner could result in substantial penalties. In addition, future legislative developments that affect South African employment policies may increase production costs or negatively impact relationships with employees and trade unions, which may have an adverse effect on our business, operating results and financial condition.

We are required to consult with and seek the consent or advice of various employee groups or works’ councils that represent its employees for any changes to its activities or employee benefits. This requirement could have a significant impact on our flexibility in managing costs and responding to market changes.

Regulatory Risks

Violations or noncompliance with the extensive environmental, health and safety laws and regulations to which we are subject or changes in laws or regulations governing our operations could result in unanticipated loss or liability.

Our operations and production facilities are subject to extensive environmental and health and safety laws and regulations at national, international and local levels in numerous jurisdictions relating to pollution, protection of the environment, transporting and storing raw materials and finished products and storing and disposing of hazardous wastes, as discussed under “The Businesses—Description of Tronox Incorporated—Government Regulations and Environmental Matters” and “The Businesses—Description of Exxaro Mineral Sands—Regulation of the Mining Industry in South Africa and Australia.” The costs of compliance with the extensive environmental, health and safety laws and regulations to which we are subject or the inability to obtain, update or renew permits required for operation or expansion of its business could reduce our profitability or otherwise adversely affect our business. We may in the future incur substantial costs, including fines, damages, criminal or civil sanctions and remediation costs, or experience interruptions in our operations, for violations arising under these laws and regulations. In the event of a catastrophic incident involving any of the raw materials we use or chemicals or mineral products we produce, we could incur material costs as a result of addressing the consequences of such event.

Changes to existing laws governing operations, especially changes in laws relating to transportation of mineral resources, the treatment of land and infrastructure, the remediation of mines, tax royalties, exchange control restrictions, environmental remediation, mineral rights, ownership of mining assets or the rights to prospect and mine may have a material adverse effect on our future business, operations and financial performance. There is risk that onerous conditions may be attached to authorizations in the form of mining rights, miscellaneous licenses and environmental approvals or that the grant of these approvals may be delayed or not granted. See, for example, the discussion under “The Businesses—Description of Exxaro Mineral Sands— Regulation of the Mining Industry in South Africa and Australia—Environmental, Health and Safety Matters—Fairbreeze Environmental Impact Assessment.”

While Tronox Incorporated received a discharge and/or release for its significant legacy environmental and tort liabilities upon emergence from the Chapter 11 cases, from time to time we may be party to a number of legal and administrative proceedings involving environmental and other matters in various courts and before various agencies. These could include proceedings associated with facilities owned, operated or used by us, and may include claims for personal injuries, property damages and injury to the environment, including natural resource damages and non-compliance with permits. Any determination that one or more of our key raw materials or products has, or is characterized as having, a toxicological or health-related impact on our environment, customers or employees could subject us to additional legal claims. These proceedings and any such additional claims may be costly and may require a substantial amount of management attention, which may have an adverse effect on our financial condition and results of operations.

Our current operations involve the production and management of regulated materials that are subject to various environmental laws and regulations and are dependent on the periodic renewal of permits from various governmental agencies. The inability to obtain, update or renew permits related to the operation of our businesses, or the costs required in order to comply with permit standards, could have a material adverse affect on us. No significant difficulties in obtaining such permits are anticipated at this time.

If we fail to comply with the conditions of our permits governing the production and management of regulated materials, mineral sands mining licenses or leases or the provisions of the applicable South African or Australian law, these permits, mining licenses or leases and mining rights could be cancelled or suspended, and we could be prevented from obtaining new mining and prospecting rights, which could materially and adversely affect our business, operating results and financial condition. In addition, if we are unable to obtain or maintain necessary permits, authorizations or agreements to prospect or mine or to implement planned projects or continue our operations under conditions or within timeframes that make such operations economically viable, our operational results and financial condition could be adversely affected.

Changes to government policies in South Africa may adversely affect our business, operating results and financial condition.

Since the end of apartheid in 1994, South African politics have been dominated by the African National Congress (the “ANC”). Jacob Zuma, a member of the ANC, was elected president of South Africa during national elections in 2009. Since that time, numerous public statements have been made by the ANC Youth League, an affiliate organization of the ANC, calling for the nationalization of the South African mining industry as a way to reduce poverty and inequality. Julius Malema, the former populist leader of the ANC Youth League who was expelled from the ANC on February 29, 2012 for sowing division in the ruling party and bringing it into disrepute, has been at the forefront of the calls for nationalization, as well as calls for the expropriation of white-owned land. Mr. Malema’s expulsion has sparked clashes between his supporters and his rivals. Despite Mr. Malema’s expulsion, the ANC Youth League may continue to call for the government to take a stake in South Africa’s private mines without compensation, claiming that the policy would distribute wealth and create jobs.

Although senior government officials, including the Minister of the Department of Mineral Resources, have insisted that nationalization of the South African mining industry is not government policy, the ANC has appointed a task team to investigate the feasibility of, and potential policies for, nationalization and increased state intervention in the mining industry and is due to report its findings at the ANC’s national policy conference at the end of June 2012.

On February 17, 2012 the task team released a draft report entitled “Maximizing the developmental impact of the people’s mineral assets: State intervention in the Minerals Sector.” The task team’s findings are expected to be one of the key political issues at the ANC leadership elections in December 2012, where Mr. Zuma may face a leadership challenge, although Mr. Malema’s proposals may not be as actively pursued by his successor.

The draft findings appear to dismiss the nationalization of all or a majority of private mineral companies at a market related price because it would be unaffordable for the government. Nationalization without compensation would require an amendment to the South African constitution. This would, according to the report, draw global criticism and would result in a withdrawal of foreign direct investment, loss of jobs and the institution of legal proceedings by investors domiciled in states that have entered into trade and investment protection agreements with South Africa. However, the report does include some salient proposals, including:

•	in respect of the resource rents to the South African government, the introduction of a 50% resource rent tax to attribute a greater share;

•	the establishment of a state minerals company;

•	merging the ministries of Trade and Industry, Mineral Resources and Energy, Public Enterprises, Economic Development and Science and Technology to form a “super ministry”;

•	the concessioning of all “known” mineral deposits by public tender;

•	the establishment of a professional minerals commission to grant, monitor and evaluate all mineral concessions and licenses;

•	the amendment of current mining legislation to maximize developmental impacts of the mineral and energy complex;

•	the establishment of a presidential mineral rights audit commission to carry out forensic audits on the granting of all “new order” mining rights under the MPRDA;

•	the imposition of a 50% capital gains tax on the transfer of any mineral rights before actual mining operations commence to discourage speculators in the mining industry;

•	the establishment of a mineral rights commission as an oversight body (regulator) whose consent would be required prior to transferring any mineral rights; and

•	the establishment of a minerals environmental monitoring and compliance agency.

One of the task team’s main proposals is an amendment to the current system of mining royalties. The proposal contemplates significantly reducing mining royalties and largely replacing them with a tax on “super profits,” This concept of “resource rent capture” would result in a tax being imposed on the difference between the price at which a resource can be sold and its extraction costs (which includes “normal returns”). The resource rent tax would only be triggered once a “reasonable return” had been made by the mineral right holder. The putative goal of this proposed tax is to protect marginal mining operations.

The task team also proposes that a resource rent tax of 50% be imposed on all mining in South Africa. The tax would only be triggered after a “normal return on investment” had been achieved. A “normal return on investment” is defined in the draft policy document as the South African Treasury Long Bond Rate plus 7%. At current rates, a “normal return on investment” would be approximately 15%. According to the draft proposal, all proceeds of the resource rent tax should be held in an offshore sovereign wealth fund. If the taxes imposed on our South African mining operations were to increase as a result of South Africa’s implementation of the proposed tax on super profits or adoption of a 50% resource rent tax on mining activity, the profitability of our South African mining operations would be negatively impacted. We may decide to cease our South African operations to the extent that those operations do not meet their return requirements, which would adversely affect our operational results and financial condition.

The draft policy document also contains several other proposals designed to apply a concept of “a Democratic Developmental State to the governance of South African mineral assets.”

Although the draft policy document appears to distance itself from a policy of nationalization per se, and although the South African government has repeatedly indicated that it does not currently have any formal plans to nationalize the country’s mining sector, the controversy and political infighting surrounding the issue have exacerbated foreign investors’ uncertainty about South Africa’s mining industry as the country has been slowly recovering from the global economic crisis. If any of our South African mines are nationalized, it would adversely affect our South African mining operations, and any compensation paid for our mining operations may not fully compensate us at market value for the loss of those operations.

Our privately held and leased South African land and mineral rights could be subject to land restitution claims.

Under South African legislation, any person who was dispossessed of land rights in South Africa as a result of past racially discriminatory laws or practices is granted certain remedies, including the restoration of the land. The initial deadline for such claims was December 31, 1998. Two of our South African operations are subject to land claims. As further discussed under “The Businesses—Description of Exxaro Mineral Sands—Legal Proceedings—South Africa,” the Obanjeni Community has filed a land claim affecting the Fairbreeze mining surface area, and the Mkhwanazi Tribe has filed a claim affecting the Port Durnford prospecting rights area over which we have a pending prospecting rights application. Both of these claims are under review by the Land Claims Commissioner, and we are engaged in negotiations with the Mkhwanazi Tribe to secure access for prospecting and mining and also intends to enter into negotiations with the Obanjeni Community at the appropriate time. If we are not successful in our negotiations or are unable to secure access rights on commercially reasonable terms and conditions, our operations at Fairbreeze or Port Durnford may be adversely affected. In addition, if we expand our operations to areas that are subject to land claims, our rights to these properties may be adversely affected, and we may be prevented from using the property and exploiting any ore reserves located there in a commercially reasonable manner. This could have an adverse effect on our business, operating results and financial condition.

Our South African operations may lose the benefit of Exxaro’s BEE status under South African legislation, resulting in the need to implement a remedial solution or introduce a new minority shareholder, which could negatively impact our South African operations.

Exxaro retains a 26.0% direct ownership interest in each of Exxaro Sands and Exxaro TSA Sands in order for these two entities to comply with the requirements of the MPRDA and the South African Mining Charter ownership requirements under the BEE legislation. Exxaro has agreed to maintain its direct ownership for a period of the shorter of: 10 years (unless it transfers the direct ownership interests to another qualified buyer under the BEE legislation) or the date on which the requirement to maintain a direct ownership stake in each of Exxaro Sands and Exxaro TSA Sands no longer applies, as determined by the DMR. If either Exxaro Sands or Exxaro TSA Sands ceases to qualify under the BEE legislation, Tronox Limited and Exxaro have agreed to jointly seek a remedial solution. If Tronox Limited and Exxaro cannot successfully implement a solution and the reason for this failure is due to anything other than a change in law, then we may dispose of Exxaro’s shares in the non-qualifying company to another, BEE compliant, qualifying purchaser. During any period of any non-qualification, our South African operations may be in violation of their mining or prospecting rights, as well as the requirements of the MPRDA and the South African Mining Charter, which could result in a suspension or revocation of the non-qualifying company’s mining and prospecting rights and could expose us to operating restrictions, lost business opportunities and delays in receiving further regulatory approvals for its South African operations and expansion activities. In addition, if Exxaro’s direct ownership in Exxaro Sands and Exxaro TSA Sands is sold to another purchaser, we would be required to share ownership and control of its South African operations with a minority shareholder, which may impact its operational and financial flexibility and could impact profitability, expansion opportunities and its results of operations.

The cost of occupational healthcare services and the potential liabilities related to occupational health diseases in South Africa may increase in the future.

Our operations in South Africa are subject to health and safety regulations which could impose significant costs and burdens. South African legislation imposes various duties on mines and grants the authorities broad power to, among other things, close unsafe mines and order corrective action with respect to health and safety matters. There is a risk that the cost of providing healthcare services and implementing various health programs could increase in the future, depending on changes to underlying legislation and the profile of our employees in South Africa. The amount of the potential increase in cost is currently indeterminate.

South African law governs the payment of compensation and medical costs to a compensation fund against which mining employees and other people at sites where ancillary mining activities are conducted can claim for mining activity-related illnesses. Should claims against the compensation fund rise significantly due to our mining activity or if claims against us are not covered by the compensation fund, the amount of our contribution or liability to claimants may increase, which could adversely impact our financial condition. In addition, the HIV/AIDS epidemic in South Africa poses risks to our South African operations in terms of potentially reduced productivity, and increased medical and other costs. If there is a significant increase in the incidence of HIV/AIDS infection and related diseases among the South African workforce over the next several years, our operations, projects and financial condition may be adversely affected.

Mining companies are increasingly required to consider and ensure the sustainable development of, and provide benefits to, the communities in which they operate.

Companies whose activities are perceived to have a high impact on their social and physical environment, such as our South African operations, face increasing public scrutiny of their activities. Our existing and proposed mining operations are often located at or near existing towns and villages, nature preserves, natural water courses and other infrastructure. We therefore carefully manage its impact on such communities and the environment. For example, we provide electrification and water supply projects to towns and villages near our Namakwa Sands operations and secondary education support to local schools near our existing operations. We also consider sustainable development when planning new operations. For example, during the construction phase of the Fairbreeze project (see “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Properties—Fairbreeze Mine”), we plan to employ local contractors, thereby eliminating the need for temporary housing, and also plan to build a new on/off ramp linking the Fairbreeze mine to the main highway, so that heavy vehicle mine traffic does not have to go through the local town. This type of planning is aimed at addressing the concerns of local communities about the potential for increased traffic and construction of temporary housing as a result of new mining operations in the area.

The potential consequences of failing to effectively manage the social pressures related to sustainable development include reputational damage, legal action and increased social spending obligations. The cost of these measures can increase our capital expenditures and operating costs, which may affect its operational results and financial condition.

Tronox Limited

Tronox Limited has no operating or financial history and results of operations may differ significantly from the unaudited pro forma financial data included in this document.

Tronox Limited has been recently incorporated and had no operating history or revenues before the Transaction. This document includes unaudited pro forma combined statements of operations for the three months ended March 31, 2012 and the year ended December 31, 2011, which are presented as if the Transaction had been completed on January 1, 2011 and an unaudited pro forma combined balance sheet as of March 31, 2012, presented as if the Transaction had been completed on March 31, 2012. The pro forma financial information is presented for illustrative purposes only, is based on certain assumptions, addresses a hypothetical situation and covers only a limited period. Therefore, it does not necessarily indicate the results of operations or the combined financial position that would have resulted had the combination been completed at the beginning of the periods presented, nor is it indicative of the results of operations in future periods or the future financial position of the combined businesses. In particular, it does not reflect benefits of expected cost savings or revenue opportunities with respect to Tronox Limited nor the costs to achieve such savings or opportunities. Accordingly, our results of operations and financial condition may differ significantly from those indicated by the unaudited pro forma financial data included in this document.

The agreements and instruments governing our debt will contain restrictions and limitations that could significantly affect our ability to operate our business, as well as significantly affect our liquidity.

As of December 31, 2011, Tronox Incorporated’s total principal amount of debt was approximately $427.3 million. During 2012, Tronox Incorporated refinanced its debt to allow for the Transaction and to provide the financing needs for Tronox Limited following completion of the Transaction. Tronox Incorporated’s credit facilities contain a number of significant covenants that could adversely affect its ability to operate its business, its liquidity, and its results of operations. These covenants restrict, among other things, Tronox Incorporated’s and its subsidiaries’ ability to:

•	incur or guarantee additional indebtedness;

•	complete asset sales, acquisitions or mergers;

•	make investments and capital expenditures;

•	prepay other indebtedness;

•	enter into transactions with affiliates; and

•	fund dividends or repurchase stock.

In addition, the terms of its credit facilities require Tronox Incorporated and its domestic subsidiaries maintain certain minimum levels of EBITDA to interest expense and maximum levels of indebtedness to

EBITDA. Tronox Incorporated’s revolving credit facility also requires that it maintain a minimum level of EBITDA to fixed charges during periods when excess borrowing availability is below a certain minimum threshold. The breach of any covenants or obligations in Tronox Incorporated’s credit facilities, not otherwise waived or amended, could result in a default under the applicable debt obligations and could trigger acceleration of those obligations, which in turn could trigger cross defaults under other future agreements governing Tronox Limited’s long-term indebtedness. In addition, the secured lenders under the credit facilities could foreclose on their collateral, which includes equity interests in Tronox Incorporated’s subsidiaries, and exercise other rights of secured creditors. Any default under those credit facilities could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our credit facilities, and could force us to seek the protection of the bankruptcy laws.

We depend on generating (and having available to the applicable obligor) sufficient cash flow to fund our debt obligations, capital expenditures, and ongoing operations.

We are a holding company that is dependent on cash flows from our operating subsidiaries to fund our debt obligations, capital expenditures and ongoing operations.

All of our operations are conducted and all of our assets will be owned by our operating companies, which are our subsidiaries, and we intend to continue to conduct our operations at the operating companies and any future subsidiaries. Consequently, our cash flow and ability to meet our obligations or make cash distributions depend upon the cash flow of our operating companies and any future subsidiaries and the payment of funds by our operating companies and any future subsidiaries in the form of dividends or otherwise. The ability of our operating companies and any future subsidiaries to make any payments to us depend on their earnings, the terms of their indebtedness, including the terms of any credit facilities, and legal restrictions.

Our ability to service our debt and fund our planned capital expenditures and ongoing operations will depend on our ability to generate and grow cash flow and access to additional liquidity sources. Our ability to generate and grow cash flow is dependent on many factors, including:

•	our ability to sustain and grow revenues and cash flows from operating activities;

•	the impact of competition from other chemical and materials manufacturers and diversified companies;

•	general world business conditions, economic uncertainty or downturn and the significant downturn in housing construction and overall economies;

•	our ability to obtain raw materials at reasonable prices or to raise prices to offset, in whole or in part, the effects of higher raw material costs;

•	our ability to adequately deliver customer service and competitive product quality; and

•	the effects of governmental regulation on our business.

Some of these factors are beyond our control. It is also difficult to assess the impact that a continuing general economic downturn will have on future operations and financial results. A general economic downturn can result in reduced spending by customers, which will impact our revenues and cash flows from operating activities. At reduced performance, if we are unable to generate sufficient cash flow or to access additional liquidity sources, we may not be able to service and repay our existing debt, operate our business, respond to competitive challenges, or fund our other liquidity and capital needs.

We may need additional capital in the future and may not be able to obtain it on favorable terms, if at all.

Our industry is capital intensive and our success depends to a significant degree on our ability to develop and market innovative products and to update our facilities and process technology. We may require additional capital in the future to finance our future growth and development, implement further marketing and sales activities, fund ongoing research and development activities and meet general working capital needs. Our capital requirements will depend on many factors, including acceptance of and demand for our products, the extent to which we invest in new technology and research and development projects and the status and timing of these developments, as well as general availability of capital from debt and/or equity markets. Additional financing may not be available when needed on terms favorable to us or at all. Further, the terms of the debt we inherit from Tronox Incorporated in the Transaction may limit our ability to incur additional indebtedness or issue additional equity. If we are unable to obtain adequate funds on acceptable terms, we may be unable to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could harm our business.

Requirements associated with being a public company will increase our costs, may consume our resources and management’s focus, and may affect our ability to attract and retain qualified board members and executive officers.

Neither we nor Exxaro Mineral Sands have been subject to the reporting requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) or the other rules and regulations of the SEC or any securities exchange in the United States relating to public companies. We expect to comply with Section 404(a) (management’s report on financial reporting) under the Sarbanes-Oxley Act of 2002 for the year ending December 31, 2013 and expect to comply with Section 404(b) (auditor’s attestation) no later than the year ending December 31, 2013. We intend to work with our legal and independent accounting advisors to identify those areas in which changes or enhancements should be made to Tronox Incorporated’s and Exxaro Mineral Sands’s financial and management control systems to manage our growth and obligations as a public company. Areas for special attention are anticipated to include corporate governance, corporate control, internal audit, disclosure controls and procedures, and financial reporting and accounting systems. The expenses that will be required in becoming a public company could be material. Compliance with the various reporting and other requirements applicable to public companies will also require further time and attention of management. In addition, the increased regulatory risks and reporting requirements as a result of Tronox Limited being a public company may make it more difficult for us to retain and hire executive officers and identify directors who are willing to serve on the board of Tronox Limited.

The introduction of new taxes or taxation reform, such as mining royalties in South Africa or the Australian carbon tax legislation, may adversely impact the profitability of our operations.

The South African mining industry currently is taxed under a taxation formula which recognizes the high level of capital expenditure required to sustain a mining operation over the life of the mine. The application of this formula results in mines getting an accelerated depreciation for taxation purposes. In addition, the Mineral and Petroleum Resources Royalty Act, No. 28 of 2008, effective from March 1, 2010, imposes a royalty on refined and unrefined minerals, which must be paid to the state. The royalty is calculated using a royalty rate formula (described further under “The Businesses—Description of Exxaro Mineral Sands—Regulation of the Mining Industry in South Africa and Australia—Mining Regulation in South Africa—The Royalty Act”), and is payable half yearly with a third and final payment thereafter. The royalty is tax deductible, and the cost after tax amounts to a rate of between 0.36% and 5.0% at the prevailing applicable marginal tax rates. The royalty for 2011 is approximately 1.34% of the average percentage of total turnover for our South African operations. In addition, a new Australian carbon tax law has been adopted beginning in 2012 that will impact the TiO2 plant operated by the Tiwest Joint Venture. The estimated impact to the Tiwest Joint Venture is approximately A$10 million ($10.3 million) annually. Changes or increases in revenue-based royalties or any future tax reforms, such as the introduction of the proposed carbon tax in South Africa, could adversely impact our business, operating results and financial condition.

Under the draft policy document recently published by the ANC, a key proposal is the replacement of the current royalty regime with a “super tax” levied in the amount of 50% on all profits generated by a mineral rights holder after a normal return on investment has been achieved, as further discussed under “—Regulatory Risks—Changes to government policies in South Africa may adversely affect our business, operating results and financial condition.”

Exxaro may exert substantial influence over us and may exercise their influence in a manner adverse to your interests.

Following completion of the Transaction, Exxaro will own all of Tronox Limited’s outstanding Class B shares and approximately 38.5% of Tronox Limited’s outstanding voting securities. In addition, in the future, Exxaro may exchange its retained interest in the South African Acquired Companies for additional Class B Shares, bringing its beneficial ownership to approximately 41.7% of Tronox Limited’s voting securities (based on the total number of issued voting shares presently outstanding and assuming the exchange of all Exchangeable Shares.

In addition to Exxaro’s significant ownership interest in Tronox Limited, Exxaro is entitled to certain rights pertaining to the governance of Tronox Limited under the Constitution and the Shareholder’s Deed. For example, the Constitution provides that, for as long as the Class B Voting Interest is at least 10.0% of the total voting interest in Tronox Limited, there must be nine directors on Tronox Limited’s board; the holders of Class A Shares will be entitled to vote separately to elect a certain number of directors to Tronox Limited’s board (which we refer to as Class A Directors), and the holders of Class B Shares will be entitled to vote separately to elect a certain number of directors to Tronox Limited’s board (which we refer to as Class B Directors). If the Class B Voting Interest is greater than or equal to 30.0%, Tronox Limited’s board will consist of six Class A Directors and three Class B Directors. If the Class B Voting Interest is greater than or equal to 20.0% but less than 30.0%, Tronox Limited’s board of directors will consist of seven Class A Directors and two Class B Directors. If the Class B Voting Interest is greater than or equal to 10.0% but less than 20.0%, Tronox Limited’s board will consist of eight Class A Directors and one Class B Director.

Also, the Constitution provides that, subject to certain limitations, for as long as the Class B Voting Interest is at least 20.0%, a separate vote by holders of Class A Shares and Class B Shares is required to approve certain types of merger or similar transactions that will result in a change in control or a sale of all or substantially all of the assets of Tronox Limited or any reorganization or transaction that does not treat Class A and Class B Shares equally.

As a result of Exxaro’s significant ownership interest and its governance rights, Exxaro will be able to exert substantial influence over the management of Tronox Limited, its operations and potential significant corporate transactions, including a change in control or the sale of all or substantially all of the assets of Tronox Limited. Exxaro’s influence may have an adverse effect on the trading price of the notes.

If we fail to maintain an effective system of internal controls, we might be unable to report our financial results accurately or prevent fraud.

Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. In addition, as a result of becoming a public company, Section 404 of the Sarbanes-Oxley Act will require us and our independent registered public accounting firm to evaluate and report on our internal control over financial reporting beginning with our Annual Report on Form 10-K for the year ending December 31, 2013. The process of implementing our internal controls and complying with Section 404 will be expensive and time consuming, and will require significant attention of management. We cannot be certain that these measures will ensure that we implement and maintain adequate controls over our financial processes and reporting in the future. Even if we conclude, and our independent registered public accounting firm concurs, that our internal control over financial reporting provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, because of its inherent limitations, internal control over financial reporting may not prevent or detect fraud or misstatements. Failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our results of operations or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discovers a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm the trading price of the notes. In addition, a delay in compliance with Section 404 could subject us to a variety of administrative sanctions, including SEC action, ineligibility for short form resale registration and the suspension or delisting of our shares from the stock exchange(s) on which our shares are then listed could harm our business.

If we experience material weaknesses in internal controls in the future, as Tronox Incorporated has in the past, or otherwise fail to maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations.

We will be required, under Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting beginning with the filing of our Annual Report on Form 10-K for fiscal year 2013. This assessment will need to include disclosure of any material weaknesses identified by our management in its internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis.

We are in the early stages of further enhancing the computer systems processes and related documentation necessary to perform the evaluation needed to comply with Section 404. We may not be able to complete this evaluation, testing and any required remediation in a timely fashion. During the evaluation and testing process, if we identify one or more material weaknesses in our internal controls over financial reporting, we may be unable to assert that our internal controls are effective. If Tronox Incorporated or Tronox Limited is unable to conclude that our internal controls over financial reporting are effective, we could lose investor confidence in the accuracy and completeness of our financial reports, which would likely cause the trading price of the notes to decline.

In connection with Tronox Incorporated’s fiscal year 2010 audit, its independent registered public accounting firm identified material weaknesses in Tronox Incorporated’s internal control over financial reporting, which were due to identifying control deficiencies, which when aggregated, resulted in material weaknesses with respect to financial accounting and reporting resources, policies and procedures, internal controls and income taxes. These deficiencies related primarily to stagnant internal control policies and procedures including the lack of formal documentation and review of accounting information, which led to an inconsistent application of accounting policies and procedures, and a lack of segregation of duties due to a lack of personnel with an appropriate level of accounting knowledge, experience and training in the application of generally accepted accounting principles. Tronox Incorporated’s independent auditor also identified significant deficiencies in information system controls.

Since then, Tronox Incorporated has taken steps to address the material weaknesses disclosed in the preceding paragraph, including hiring appropriately qualified accounting personnel to increase its staff to a more appropriate headcount level and has engaged external resources to enhance the overall design of Tronox Incorporated’s internal controls. As a result of these actions, we believe Tronox Incorporated’s consolidated financial statements and related notes included elsewhere in this prospectus reflect the correct application of accounting guidance in accordance with GAAP.

There may be difficulty in effecting service of legal process and enforcing judgments against Tronox Limited and our directors and management.

Tronox Limited is registered under the laws of Western Australia, Australia and substantial portions of our assets will be located outside of the United States. In addition, certain members of our board of directors, as well as certain experts named in this prospectus, will reside outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon Tronox Limited or such other persons residing outside the United States, or to enforce judgments outside the United States obtained against such persons in U.S. courts in any action, including actions predicated upon the civil liability provisions of the U.S. federal securities laws. In addition, it may be difficult for investors to enforce rights predicated upon the U.S. federal securities laws in original actions brought in courts in jurisdictions located outside the United States.

The United States and Australia currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments (other than arbitral awards) in civil and commercial matters. A final judgment for the payment of money rendered by any federal or state court in the United States that is enforceable in the United States, whether or not predicated solely upon U.S. federal securities laws, would not automatically be recognized or enforceable in Australia. In order to obtain a judgment that is enforceable in Australia, the party in whose favor a final and conclusive judgment of the U.S. court has been rendered will be required to file its claim with a court of competent jurisdiction in Australia. Such party may submit to the Australian court the final judgment rendered by the U.S. court. If and to the extent that the Australian court finds that the judgment is final and conclusive, the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable and the U.S. court had jurisdiction under its own law, the Australian court will, in principle, give binding effect to the judgment of the court of the United States without substantive re-examination or re-litigation on the merits of the subject matter thereof, unless certain circumstances apply including that the U.S. court process did not meet the requirements of natural justice or such judgment is not for a fixed or definite sum of money, is subject to a declaration under the Foreign Proceedings (Excess of Jurisdiction) Act 1984, contravenes principles of public policy of Australia, was obtained by fraud, or relates to a penal, revenue or other public law. There is doubt as to the enforceability in Australia of judgments of U.S. courts in relation to U.S. federal and state securities laws. Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws. In addition, there is doubt as to whether an Australian court would accept jurisdiction against us or members of our board of directors, officers or certain experts named in this prospectus who are residents of Australia or countries other than the United States and impose civil liability on us, the members of our board of directors, our officers or certain experts named in this prospectus in an original action predicated solely upon U.S. federal or state securities laws brought in a court of competent jurisdiction in Australia against us or such members, officers or experts, respectively.

USE OF PROCEEDS

Any proceeds received from the exercise of Warrants will be used for general corporate purposes.

THE BUSINESSES

Tronox Limited’s unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2012 and the year ended December 31, 2011 are presented as if the Transaction had been completed on January 1, 2011. The unaudited pro forma condensed combined balance sheet as of March 31, 2012 is presented as if the Transaction had been completed on March 31, 2012. For the purposes of this discussion, references to “we,” “us,” and “our” refer to Tronox Limited when discussing the business following completion of the Transaction and to Tronox Incorporated or Exxaro Mineral Sands, as the context requires, when discussing the business prior to completion of the Transaction.

Our Company

Overview

We are one of the leading producers and marketers of TiO2 the world’s third-largest producer of titanium feedstock and second-largest producer of zircon. We are one of the leading integrated global producers and marketers of TiO2 and mineral sands. Our world-class, high-performance TiO2 products are critical components of everyday consumer applications such as coatings, plastics, paper and other applications. Our mineral sands business will consist primarily of two product streams—titanium feedstock and zircon. Titanium feedstock is used primarily to manufacture TiO2. Zircon, a hard, glossy mineral, is used for the manufacture of ceramics, refractories, TV glass and a range of other industrial and chemical products. In addition, we produce EMD, sodium chlorate, boron-based and other specialty chemicals.

For the three months ended March 31, 2012 and the year ended December 31, 2011, we had pro forma net sales of $608.0 and $2,305.8 million, pro forma adjusted EBITDA of $253.7 and $843.6 million and pro forma income from continuing operations attributable to Tronox Limited of $131.8 and $451.1 million, respectively. For the three months ended March 31, 2012 and the year ended December 31, 2011, we had pro forma adjusted EBITDA margin of 41.7% and 36.6%, respectively, representing pro forma adjusted EBITDA divided by pro forma net sales.

TiO2 Operations

We are the world’s third-largest producer and marketer of TiO2 manufactured via chloride technology. We have global operations in the Americas, Europe and the Asia-Pacific region. Our assured feedstock supply and global presence, combined with a focus on providing customers with world-class products, end-use market expertise and strong technical support, will allow us to continue to sell products to a diverse portfolio of customers in various regions of the world, with most of whom we have well-established relationships.

We supply and market TiO2 under the brand name TRONOX® to more than 1,000 customers in approximately 90 countries, including market leaders in each of the key end-use markets for TiO2 and have supplied each of our top ten customers with TiO2 for more than 10 years. These top ten customers represented approximately 36.5% of our total TiO2 sales volume in 2011. The tables below summarize our 2011 TiO2 sales volume by geography and end-use market:

2011 Sales Volume by Geography		2011 Sales Volume by End-Use Market
North America	38.5%	Paints and Coatings	77.1%
Latin America	7.5%	Plastics	19.9%
Europe	22.5%	Paper and Specialty	3.0%
Asia-Pacific	31.5%

We operate three TiO2 facilities at Hamilton, Mississippi, Botlek, the Netherlands and Kwinana, Australia representing 465,000 tonnes of annual TiO2 production capacity. We are one of a limited number of TiO2 producers in the world with chloride production technology, which we believe is preferred for many of the largest end-use applications compared to TiO2 manufactured by other TiO2 production technologies. We hold more than 200 patents worldwide and have a highly skilled work force.

Mineral Sands Operations

Our mineral sands operations consists of two product streams—titanium feedstock, which includes ilmenite, natural rutile, titanium slag and synthetic rutile, and zircon, which is contained in the mineral sands we extract to capture our natural titanium feedstock. Based on our internal estimates and data reported by TZMI, Exxaro Mineral Sands (including 100% of the Tiwest Joint Venture) was the third-largest titanium feedstock producer with approximately 10% of global titanium feedstock production and the second-largest zircon producer with approximately 20% of global zircon production. We operate three separate mining operations: KZN Sands and Namakwa Sands located in South Africa and Tiwest located in Australia, which have a combined production capacity of 723,000 tonnes of titanium feedstock and 265,000 tonnes of zircon.

Titanium feedstock is the most significant raw material used in the manufacture of TiO2. We believe annual production of titanium feedstock from our mineral sands operations will continue to exceed the raw material supply requirement for our TiO2 operations. Zircon is primarily used as an additive in ceramic glazes, a market which has grown substantially during the previous decade and is favorably exposed to long-term development trends in the emerging markets, principally China.

The table set forth under “The Businesses—Exxaro Mineral Sands—Properties and Reserves—Mineral Resources and Reserves” summarizes Exxaro Mineral Sands’s proven and probable ore reserves and estimated mineral resources as of December 31, 2011.

The mineral sands operations also produce high purity pig iron as a co-product. It is typically low in manganese, phosphorus and sulfur and is sold to foundries as a dilutant for trace elements and to steel producers for iron units.

Electrolytic and Other Chemical Products Operations

Our electrolytic and other chemical products operations are primarily focused on advanced battery materials, sodium chlorate and specialty boron products. Battery material end-use applications include alkaline batteries for flashlights, electronic games, medical and industrial devices as well as lithium batteries for power tools, hybrid electric vehicles, laptops and power supplies. Sodium chlorate is used in the pulp and paper industry in pulp bleaching applications. Specialty boron product end-use applications include semiconductors, pharmaceuticals, high-performance fibers, specialty ceramics and epoxies as well as igniter formulations.

We operate two electrolytic and other chemical facilities in the United States: one in Hamilton, Mississippi producing sodium chlorate and one in Henderson, Nevada producing EMD and boron products.

Industry Background and Outlook

TiO2 Industry Background and Outlook

TiO2 is used in a wide range of products due to its ability to impart whiteness, brightness and opacity. TiO2 is used extensively in the manufacture of coatings, plastics and paper and in a wider range of other applications, including inks, fibers, rubber, food, cosmetics and pharmaceuticals. TiO2 is a critical component of everyday consumer applications due to its superior ability to cover or mask other materials effectively and efficiently relative to alternative white pigments and extenders. We believe that, at present, TiO2 has no effective substitute because no other white pigment has the physical properties for achieving comparable opacity and brightness or can be incorporated in as cost-effective a manner. In addition to us, there are only four other major global producers of TiO2: E.I. du Pont de Nemours & Co., or Dupont; Millennium Inorganic Chemicals, Inc. (a subsidiary of National Titanium Dioxide Company Ltd.), or Cristal; Huntsman Corporation; and Kronos Worldwide Inc. Collectively, these five producers accounted for more than 60% of the global market in 2010, according to TZMI.

Based on publicly reported industry sales by the leading TiO2 producers, we estimate that global sales of TiO2 in 2010 exceeded 5.3 million tonnes, generating approximately $12 billion in industry-wide revenues. As a result of strong underlying demand and high TiO2 capacity utilization, TiO2 selling prices increased significantly in 2010 and continued to increase throughout 2011. Although demand softened in the three months ended December 31, 2011, we believe average prices will continue to increase through the medium term due to the supply/demand dynamics and favorable outlook in the TiO2 industry. During the last economic cycle, over 380,000 tonnes of capacity was taken out of the global market, which Tronox Incorporated’s management estimates to be a 7—8% reduction. Bringing new capacity online requires significant capital expenditures, a long lead time and difficult to achieve permitting (in particular environmental permitting): as a result no new chloride TiO2 facility has been built since 1994.

We believe demand for TiO2 from coatings, plastics and paper and specialty products manufacturers will continue to increase due to increasing per capita consumption in Asia and other emerging markets whereas we believe supply of TiO2 is constrained due to already high capacity utilization, and lack of publically announced new construction of additional greenfield production facilities, and limited incremental titanium feedstock supply available even if new production plants were to be constructed. The table below shows TiO2 usage per capita in the major emerging markets, particularly in China and India, is significantly below that seen in most Western countries.

At present, publicly reported TiO2 industry capacity expansions are almost exclusively through debottlenecking initiatives resulting in relatively modest industry-wide capacity additions. TiO2 is produced using one of two commercial production processes: the chloride process and the sulfate process. The chloride process is a newer technology, and we believe it has several advantages over the sulfate process: it generates less waste, uses less energy, is less labor intensive and permits the direct recycle of a major process chemical, chlorine, back into the production process. Commercial production of TiO2 results in one of two different crystal forms, either rutile or anatase. Rutile TiO2 is preferred over anatase TiO2 for many of the largest end-use applications, such as coatings and plastics, because its higher refractive index imparts better hiding power at lower quantities than the anatase crystal form and it is more suitable for outdoor use because it is more durable. Although rutile TiO2 can be produced using either the chloride process or the sulfate process, customers often prefer rutile produced using the chloride process. All of our global production capacity utilizes the chloride process to produce rutile TiO2.

The primary raw materials that are used to produce TiO2 are various types of titanium feedstock, which include ilmenite, rutile, leucoxene, titanium slag (chloride slag and sulfate slag), upgraded slag and synthetic rutile. Based on TZMI titanium feedstock price forecasts and our own internal calculations, we estimate that global sales of titanium feedstock in 2010 exceeded 9.1 million tonnes, generating approximately $2.3 billion in industry-wide revenues. Titanium feedstock supply is currently experiencing supply constraints due to the depletion of legacy ore bodies, lack of investment in mining new deposits, and high risk and long lead time (typically up to 5 years) in starting new projects. At present, the titanium feedstock industry capacity expansions are extremely limited and are expected to remain so over the medium term. Titanium feedstock prices, which are typically determined by multi-year contracts, have been slower to respond to these market conditions due to contractual protections in legacy contracts. As these legacy contracts are negotiated and renewed, we believe the supply/demand outlook will remain tight in the titanium feedstock industry in the coming years. Although it is widely known that a number of new titanium feedstock projects are currently being evaluated, many of these remain at the investigation stage, and it is not anticipated that all reported projects will ultimately come into commercial production.

Zircon Industry Background and Outlook

Zircon is a mineral which is primarily used as an additive in ceramic glazes to provide whiteness, brightness and opacity as well as to add hardness which makes the ceramic glazes more water, chemical, and abrasion resistant. Zircon is also used for the production of zirconium and zirconium chemicals, in refractories, as a molding sand in foundries and for TV glass, where it is noted for its structural stability at high temperatures and resistance to abrasive and corrosive conditions. TZMI has estimated that approximately three-quarters of the total global zircon supply comes from South Africa and Australia. The top three zircon suppliers in 2010 were Iluka, Exxaro Mineral Sands and Richards Bay Minerals (including 100% of the Tiwest Joint Venture), representing approximately 33%, 20% and 17%, respectively, of the total zircon production.

TZMI estimates that global sales of zircon in 2010 were approximately 1.3 million tonnes. As a result of strong underlying demand, zircon selling prices increased significantly in both 2010 and 2011. The value of zircon has increased primarily as a result of increasing demand for ceramic tiles, plates, dishes and industrial products in emerging markets, principally China. We believe the supply/demand outlook will remain tight in the zircon industry. Although demand softened in the three months ended December 31, 2011, we believe demand for zircon will continue to increase due to broad trends in urbanization and industrial development in emerging markets, principally China.

Titanium production process

Hard Rock
Sand Deposits
Key mined products
Ilmenite
Leucoxene
Rutile
Zircon
Key upgraded titanium products
Titanium slag
Synthetic rutile
Chloride process
Upgraded slag
Titanium tetrachloride
Major processes
Sulfate process
Kroll process
Titanium sponge
Final products
High purity pig iron
TiO2 pigment
Titanium metal
Final applications
Foundries
Paint & coatings, plastics, paper products, other
Aerospace, chemical paints, others (e.g. golf clubs and prosthetics)
Opacifiers/ glazes, refractories, zirconium

Our Competitive Strengths

Leading Global Market Positions

We are among the world’s largest producers and marketers of TiO2 products with approximately 8% of reported industry capacity in 2010, and one of the world’s largest integrated TiO2 producers. We are the world’s third-largest producer and supplier of TiO2 manufactured via chloride technology, which we believe is preferred for many applications compared to TiO2 manufactured by other TiO2 production technologies. Based on our internal estimates and data reported by TZMI, in 2010, we were the third-largest titanium feedstock producer with approximately 10% of global titanium feedstock production and the second-largest zircon producer with approximately 20% of global zircon production. Additionally, our fully integrated and global production facilities and sales and marketing presence in the Americas, Europe, Africa and the Asia-Pacific region enables us to provide customers in over 90 countries with a reliable supply of our products. The diversity of the geographic regions we serve increases our exposure to faster growing geographies, such as the Asia-Pacific region, and also mitigates our exposure to regional economic downturns because we can shift supply from weaker to stronger regions. We believe our relative size and vertical integration will provide us with a competitive advantage in retaining existing customers and obtaining new business.

Well Positioned to Capitalize on Trends in the TiO2 and Zircon Industries

We believe the markets in which we participate are, and will remain for the short and medium term, supply constrained, by which we mean that, into the medium term, we anticipate no extended periods during which the supply of higher grade titanium feedstock, TiO2 and zircon will significantly exceed demand for each of these products. Moreover, we expect that these conditions will become more pronounced as demand continues to grow faster than supply. Because our production of titanium feedstock exceeds our required consumption, we believe that we will be well positioned to benefit from these market conditions. We will assure ourselves of the requisite supply for our TiO2 operations and we will share in the financial benefits at both the mineral sands and TiO2 levels of the supply chain.

Vertically Integrated Platform with Security of Titanium Feedstock Supply

The vertical integration of titanium feedstock and TiO2 production provides us with a secure and cost competitive supply of high grade titanium feedstock over the long term. We believe that because we intend to continue to purchase feedstock from third party suppliers and sell feedstock to third party customers, both the financial impact of changes in the feedstock market and our assurance of feedstock supply will place us at an advantage relative to our competitors. This will provide the company with a competitive advantage in customer contracting and production reliability as well as create strategic opportunities to debottleneck and add new TiO2 capacity at the appropriate times based on industry conditions.

Low Cost and Efficient Production Network

We believe our TiO2 operations, and specifically our plant in Hamilton, Mississippi, are among the lowest cost producers of TiO2 globally. This is of particular importance as it positions us to be competitive through all facets of the TiO2 cycle. Moreover, our three TiO2 production facilities are strategically positioned in key geographies. According to TZMI, the Hamilton facility is the third largest TiO2 production facility in the world and has the size and scale to service customers in North America and around the globe. The Tiwest Joint Venture, located in Australia, is well positioned to service growing demand from Asia. Our Botlek facility, located in the Netherlands, services our European customers and certain specialized applications globally. Combined with Exxaro Mineral Sands’s titanium feedstock assets in South Africa and Australia, this network of TiO2 and titanium feedstock facilities gives us the flexibility to optimize asset and feedstock utilization and generate operational, logistical and market efficiencies.

TiO2 and Titanium Feedstock Production Technology

We are one of a limited number of TiO2 producers in the world with chloride production technology. Our production capacity exclusively uses this process technology, which is the subject of numerous patents worldwide. Although we do not operate sulfate process plants and therefore cannot make a direct comparison, we believe the chloride production process generates less waste, uses less energy and is less labor intensive than the alternative sulfate process. Additionally, our highly efficient titanium feedstock operations in South Africa and Australia are one of a limited number of feedstock producers with the expertise and technology to produce upgraded titanium feedstock (i.e., synthetic rutile and chloride slag) for use in the chloride process.

Innovative, High-Performance Products

We offer innovative, high-performance products for nearly every major TiO2 end-use application. We seek to develop new products and enhance our current product portfolio to better serve our customers and respond to the increasingly stringent demands of their end-use sectors. Our new product development pipeline has yielded successful grade launches specifically targeting the plastics markets. In addition, we have completed mid-cycle improvement initiatives on our key coatings grades resulting in more robust products across a wide range of coatings formulations.

Experienced Management Team and Staff

The diversity of our management team’s business experience provides a broad array of skills that contributes to the successful execution of our business strategy. Our TiO2 operations team and plant managers, who have an average of 31 years of manufacturing experience, participate in the development and execution of strategies that have resulted in production volume growth, production efficiency improvements and cost reductions. Our mineral sands operations team and plant managers have a deep reservoir of experience in mining, engineering and processing skills gained over many years in various geographies. Additionally, the experience, stability and leadership of our sales organization have been instrumental in growing sales, developing and expanding customer relationships.

Business Strategy

Our business strategy is to enhance our shareholder equity value by optimizing the beneficial effects of our business attributes. More specifically, we will seek to manage our purchases (which we intend to continue) and sales of titanium feedstock and zircon in such a manner as to assure that we do not experience any material feedstock shortages that would require us to slow or interrupt our pigment production. In addition, we intend to direct feedstock to those markets (including, but not limited to, our three owned plants) in a manner that maximizes our returns over the longer term while maintaining our assured supply conditions.

We also believe that we can benefit from employing our substantial fixed cost base to produce additional TiO2 in our existing facilities. Therefore, enhancing the efficiency of our operations is important in achieving our vision.

We seek to be a significant participant in those markets that produce above average returns for our shareholders rather than be exclusively focused on becoming the largest TiO2 or mineral sands producer.

Beyond this, our strategy includes the following components:

Maintain Operational Excellence

We are continually evaluating our business to identify opportunities to increase operational efficiency throughout our production network with a focus on maintaining operational excellence and maximizing asset efficiency. Our focus on enhancing operational excellence positions us to maximize yields, minimize operating costs and meet market growth over the short term without investing additional capital for capacity expansion. In addition, we intend to continue focusing on increasing manufacturing efficiencies through selected capital projects, process improvements and best practices in order to maximize yields, lower unit costs and improve our margins.

Leverage Our Low-Cost Production Network and Vertical Integration to Deliver Profitability and Cash Flow

We presently have TiO2 manufacturing facilities designed to produce approximately 465,000 tonnes of TiO2 annually. We expect that (assuming variable costs per tonne remain constant or decline) increased production from this fixed cost base should increase margins and profitability. In addition, by assuring ourselves of the availability of the supply of titanium feedstock that these production facilities require, and by participating in the profitability of the mineral sands market directly, we have several different means of optimizing profitability and cash flow generation.

Ore-In Use Optimization

We will take advantage of the integrated nature and scale of the combined company, which provides the opportunity to capitalize on a wide range of titanium feedstock grades of Exxaro Mineral Sands due to the ability to (i) optimize internal ore usage and (ii) pursue external titanium feedstock end-markets that provide superior profit margins.

Expand Global Leadership

We plan to continue to capitalize on our strong global market position to drive profitability and cash flow by enhancing existing customer relationships, providing high quality products and offering technical expertise to our customers. Furthermore, our vertically integrated global operations will provide us with a solid platform for future growth in the TiO2, titanium feedstock, zircon and pig iron markets. Our broad product offering will allow us to participate in a variety of end-use sectors, and pursue those market segments that we believe have attractive growth prospects and profit margins. Our operations will position us to participate in developing regions such as Asia, Eastern Europe and Latin America, which we expect to provide attractive growth opportunities. We will also seek to increase margins by focusing our sales efforts on those end-use sectors and geographic areas that we believe offer the most attractive growth prospects and where we believe we can realize relatively higher selling prices over the long-term than in alternate sectors. We believe our global operations network, distribution infrastructure and technology will enable us to continue to pursue global growth.

Maintain Strong Customer Focus

We will target our key customer groups with innovative, high-performance products that provide enhanced value to our customers at competitive prices. A key component of our business strategy will be to continually enhance our product portfolio with high-quality, market-driven product development. We design our TiO2 products to satisfy our customers’ specific requirements for their end-use applications and align our business to respond quickly and efficiently to changes in market demands. In this regard, and in order to continue meeting our customers’ needs, we recently commercialized a new TiO2 grade for the durable plastics sector and developed several additional products for other strategic plastic applications in close cooperation with our customer base. We continue to execute on product improvement initiatives for our major coatings products. These improvement strategies will provide value in the form of better optical properties, stability, and durability to our coatings customers. Further, new and enhanced grades are in the pipeline for 2012 and 2013.

In addition, by assuring ourselves of feedstock supply, we assume less risk if we enter into longer term supply contracts with our customers. We believe such contracts may be beneficial to our customers, by assuring a reliable source of supply of TiO2 from a market in which availability may be threatened under certain foreseeable supply conditions, which could also affect price, and to us, by assuring a predictable sales, revenue and margin performance for some of our sales. Because we are one of the few global TiO2 producers that is integrated, we believe we can enter into such longer term agreements including specific economic terms with less risk than our competitors who do not have 100% assured supply. If our customers also see benefit to them in entering into such agreements, we will consider doing so.

Tronox Limited

Tronox Limited is a public company incorporated under the Australian Corporations Act and registered in Western Australia, Australia. Tronox Limited was formed for the purpose of the Transaction and had no operating assets or operations prior to completion of the Transaction. Upon completion of the Transaction, Tronox Limited will have 15,243,175 Class A Shares and 9,950,856 Class B Shares, assuming no holders of Tronox Incorporated stock elect to receive Exchangeable Shares in the Transaction. As part of the Transaction, Exxaro and its subsidiaries will retain a 26.0% ownership interest in each of Exxaro Sands and Exxaro TSA Sands in order to comply with the ownership requirements of BEE legislation in South Africa.

Description of Tronox Incorporated

Company Background

Tronox Incorporated, a Delaware corporation, was formed on May 17, 2005, and upon an IPO, became a publicly traded company in November 2005. Prior to the IPO, Tronox Incorporated was a wholly-owned subsidiary of Kerr-McGee Corporation comprising substantially all of its chemical business. Concurrent with the IPO, Tronox Incorporated, through its wholly-owned subsidiaries, entered into borrowings of $550.0 million from senior unsecured notes and a senior secured credit facility. Tronox Incorporated distributed substantially all of the proceeds from the IPO and borrowings to Kerr-McGee. Following the IPO, Kerr-McGee retained 56.7% of Tronox Incorporated’s total outstanding stock which it distributed as a dividend (the “Distribution”) to Kerr-McGee shareholders on March 30, 2006, resulting in Kerr-McGee having no voting ownership interest in Tronox Incorporated. Through its past affiliation with Kerr-McGee, Tronox Incorporated has more than 40 years of experience operating in the chemical industry. In 2006, Kerr-McGee was acquired by Anadarko Petroleum Corporation.

Bankruptcy Proceedings and Emergence from Chapter 11

On January 12, 2009 (the “Petition Date”), Tronox Incorporated and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). On November 30, 2010 (the “Confirmation Date”), the Bankruptcy Court entered an order [Docket No. 2567] (the “Confirmation Order”) confirming the Debtors’ First Amended Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, dated November 5, 2010 (as amended and confirmed, the “Plan”). Material conditions to the Plan, most notably the approval under U.S. federal and applicable state environmental law of the settlement of the significant legacy environmental liabilities (the “Legacy Environmental Liabilities”) and legacy tort liabilities (“Legacy Tort Liabilities” and collectively, with the Legacy Environmental Liabilities, the “KM Legacy Liabilities”), were resolved during the period from the Confirmation Order until January 26, 2011, and subsequently on February 14, 2011 (the “Effective Date”), on which date the Debtors consummated their reorganization under the Bankruptcy Code and the Plan became effective. Upon emergence from bankruptcy, Tronox Incorporated retained a U.S. net operating loss carryforward of approximately $143 million. The distributions of securities under the Plan commenced on the Effective Date. In connection with the bankruptcy, Tronox Incorporated ceased to be listed on the NYSE. For further discussion of Tronox Incorporated’s emergence from Chapter 11 see “—Legal Proceedings—Chapter 11 Proceedings.”

General Development of Business

Overview

Tronox Incorporated is one of the leading producers and marketers of TiO2, which is used in consumer products such as paint, plastics and certain specialty products. Tronox Incorporated is one of the few TiO2 manufacturers with global operations, having production facilities and sales and marketing presence in the Americas, Europe and the Asia-Pacific regions.

Tronox Incorporated operates chloride process TiO2 production facilities in Hamilton, Mississippi, Botlek, the Netherlands and Kwinana, Western Australia. According to TZMI, the Hamilton, Mississippi facility is the third largest plant of its kind in the world by nameplate capacity and the plant located in Kwinana, Western Australia (the “Kwinana Facility”) is part of the Tiwest Joint Venture. In connection with the Transaction, the Tiwest Joint Venture will become a wholly-owned business of Tronox Limited. The Tiwest Joint Venture is an integral aspect of our operations due to its backward integration into titanium feedstock raw materials. See the discussion below under “—The Tiwest Joint Venture.”

Tronox Incorporated’s global presence enables it to sell its products to a diverse portfolio of customers with whom it has well-established relationships. Tronox Incorporated’s customer base consists of more than 1,000 customers in approximately 90 countries, including market leaders in each of the major end-use markets for TiO2. In addition, Tronox Incorporated has supplied each of its top ten customers with TiO2 for more than ten years.

Tronox Incorporated’s business has one reportable segment, pigment, and other businesses, which include electrolytic and other chemical products. We believe Tronox Incorporated’s pigment segment is one of the leading global producers and marketers of TiO2 pigment. Tronox Incorporated’s electrolytic and other chemical products business produces EMD, sodium chlorate, boron-based and other specialty chemicals and is focused on three end-use markets: advanced battery materials, sodium chlorate for pulp and paper manufacture and specialty boron products serving the semi-conductor, pharmaceutical and igniter industries.

Tronox Incorporated is one of a limited number of producers in the TiO2 industry to hold rights to its own proprietary chloride process for the production of TiO2. All of Tronox Incorporated’s current production capacity uses this process technology, which is the subject of numerous patents worldwide. TiO2 produced using chloride process technology is preferred for some of the largest end-use applications because it generates less waste, uses less energy and is less labor intensive than the sulfate process. The complexity of developing and operating the chloride process technology presents challenges for new entrants.

In the past, Tronox Incorporated has operated, inherited, or held businesses or properties that did not relate to the current chemical business, including businesses involving the treatment of forest products, the refining and marketing of petroleum products, offshore contract drilling, coal mining and the mining, milling and processing of nuclear materials. Most of these businesses or properties were accounted for as discontinued operations.

Based on the country of production, the geographic distribution of Tronox Incorporated’s net sales during the three months ended March 31, 2012 and 2011, the eleven months ended December 31, 2011 and one month ended January 31, 2011 and years ended December 31, 2010 and 2009 were as follows:

	Successor	Successor	Successor	Predecessor
	Three Months Ended March 31, 2012	Two Months Ended March 31, 2011	Eleven Months Ended December 31, 2011	One month Ended January 31, 2011	Year Ended December 31,
					2010	2009
			(Millions of dollars)
U.S. operations	$230.1	$137.9	$793.4	$60.1	$692.1	$619.8
International operations
The Netherlands	78.7	46.9	274.7	15.1	209.0	175.4
Australia	124.8	82.3	475.3	32.4	316.5	274.9

Total	$433.6	$267.1	$1,543.4	$107.6	$1,217.6	$1,070.1

Pigment Segment

Background

TiO2 is used in a wide range of products for its ability to impart whiteness, brightness and opacity. TiO2 is a critical component of everyday consumer applications, such as coatings, plastics and paper, as well as many specialty products such as inks, food and cosmetics. TiO2 is widely considered to be superior to alternative white pigments in large part due to its ability to cover or mask other materials effectively and efficiently, which we refer to as its hiding power. For example, TiO2’s hiding power helps prevent show-through on printed paper materials (making the materials easier to read) and a higher concentration of TiO2 within paints reduces the number of coats needed to cover a surface effectively. TiO2 is designed, marketed and sold based on specific end-use applications.

The global TiO2 market is characterized by a small number of large global producers. In addition to Tronox Incorporated, there are four other major global producers: E.I. du Pont de Nemours and Company, National Titanium Cristal, Huntsman and Kronos. These five major producers, along with Tronox Incorporated, accounted for more than 60% of the global market in 2010, according to reports by these producers.

Based on publicly reported industry sales by the leading TiO2 producers, we estimate that global sales of TiO2 in 2010 exceeded 5.3 million tonnes, generating approximately $12 billion in industry-wide revenues. Because TiO2 is a “quality of life” product, its consumption growth in a region is closely tied to that region’s economic health and correlates over time to the growth in its average GDP. According to publicly reported industry estimates, global TiO2 consumption has been growing at a compounded annual growth rate of approximately 3.3% since 2001.

Although there are other white pigments on the market, we believe that TiO2 has no effective substitute because no other white pigment has the physical properties for achieving comparable opacity and brightness or can be incorporated in as cost-effective a manner. In an effort to optimize TiO2’s cost-to-performance ratio in certain applications, some customers also use pigment “extenders,” such as synthetic pigments, kaolin clays and calcium carbonate. We estimate that the impact on Tronox Incorporated’s total sales from the use of such extenders is minimal.

Tronox Incorporated markets TiO2 under the brand name TRONOX®, and Tronox Incorporated’s pigment segment represented approximately 92.8%, 90.0%, 92.0% and 86.5%, respectively, of Tronox Incorporated’s net sales during the three months ended March 31, 2012 and 2011 and the eleven months ended December 31, 2011 and one month ended January 31, 2011. Tronox Incorporated’s world-class, high-performance pigment products are critical components of everyday consumer applications, such as coatings, plastics and paper, as well as specialty products, such as inks, foods and cosmetics.

Globally, including all of the production capacity of the facility operated under the Tiwest Joint Venture (discussed below), we have 465,000 gross tonnes of annual chloride TiO2 production capacity. Tronox Incorporated holds more than 200 patents worldwide, as well as other intellectual property, and employs a highly skilled and technologically sophisticated work force.

Facilities

Tronox Incorporated has one facility located in each of the United States, Australia, and the Netherlands. Tronox Incorporated owns its facility in the Netherlands, and the land under this facility is held pursuant to long-term leases. Tronox Incorporated owns its facility and land in the United States and holds a 50% interest in its Australian facility and land (with another subsidiary of Tronox Limited owning the other 50% interest pursuant to the terms of the Tiwest Joint Venture).

The following table summarizes Tronox Incorporated’s TiO2 production capacity (in gross tonnes per year) as of December 31, 2011, by location and process:

Facility	Capacity	Process
Hamilton, Mississippi	225,000	Chloride
Kwinana, Western Australia	150,000	Chloride
Botlek, The Netherlands	90,000	Chloride

Total	465,000

After giving pro forma effect to the Transaction in which we became the sole indirect owner of the Tiwest Joint Venture, Tronox Incorporated produced approximately 434,000 tonnes of TiO2 in 2011. Tronox Incorporated’s average production rates for the facilities shown in the table above, as a percentage of capacity, were 93.3%, 91.8% and 90.4%, in 2011, 2010 and 2009, respectively. Over the past five years production at Tronox Incorporated’s current facilities increased by approximately 8%, primarily due to low-cost process improvements, improved uptime and debottlenecking. We believe that Tronox Incorporated’s global manufacturing presence, coupled with its partial vertical integration, makes Tronox Incorporated a stable supplier for many of the largest TiO2 consumers.

Manufacturing Process

Production Process. TiO2 is produced using a combination of processes involving the manufacture of base pigment particles followed by surface treatment, drying and milling (collectively known as finishing). There are two commercial production processes in use: the chloride process and the sulfate process. The chloride process is a newer technology, and we believe it has several advantages over the sulfate process: it generates less waste, uses less energy, is less labor intensive and permits the direct recycle of a major process chemical, chlorine, back into the production process. In addition, as described below under “—Types of TiO2,” TiO2 produced using the chloride process is preferred for some of the largest end-use applications. As a result of these advantages, the chloride process currently accounts for substantially all of the industry-wide TiO2 production capacity in North America and approximately 55% of industry-wide capacity globally. The chloride process accounts for all of Tronox Incorporated’s capacity globally.

In the chloride process, feedstock ores (titanium slag, synthetic rutile, natural rutile or ilmenite ores) are reacted with chlorine (the chlorination step) and carbon to form titanium tetrachloride (“TiCl4”) in a continuous fluid bed reactor. Purification of TiCl4 to remove other chlorinated products is accomplished using a distillation process. The purified TiCl4 is then oxidized in a vapor phase form to produce base pigment particles and chlorine gas. The latter is recycled back to the chlorination step for reuse. Base pigment is then typically slurried with water and dispersants prior to entering the finishing step.

In the sulfate process, batch digestion of ilmenite ore or titanium slag is carried out with concentrated sulfuric acid to form soluble titanyl sulfate. After treatment to remove soluble and insoluble impurities and concentration of the titanyl sulfate, hydrolysis of the liquor forms an insoluble hydrous titanium oxide. This precipitate is filtered, bleached, washed and calcined to produce a base pigment that is then forwarded to the finishing step.

Types of TiO2. Commercial production of TiO2 results in one of two different crystal forms, either rutile or anatase. Rutile TiO2 is preferred over anatase TiO2 for many of the largest end-use applications, such as coatings and plastics, because its higher refractive index imparts better hiding power at lower quantities than the anatase crystal form and it is more suitable for outdoor use because it is more durable. Although rutile TiO2 can be produced using either the chloride process or the sulfate process, customers often prefer rutile produced using the chloride process because it typically has a bluer undertone and greater durability. Anatase TiO2 can only be produced using the sulfate process and has applications in paper, rubber, fibers, ceramics, food and cosmetics.

Raw Materials. The primary raw materials that Tronox Incorporated uses to produce TiO2 are various types of titanium feedstock, including ilmenite, natural rutile, synthetic rutile, titanium-bearing slag and leucoxene. Tronox Incorporated generally purchases feedstock from a variety of suppliers in Australia, Canada and South Africa under multi-year agreements through 2014. In 2011, Tronox Incorporated purchased approximately 16% of its requirements for titanium feedstock from Exxaro (including Exxaro’s former 50.0% interest in the Tiwest Joint Venture) and approximately 58% of the synthetic and natural rutile used by Tronox Incorporated’s facilities is obtained from the operations under the Tiwest Joint Venture arrangement purchased at open market prices (discussed below).

The Tiwest Joint Venture TiO2 pigment production operation uses chlorine in the production of TiO2 using the chloride process. The Tiwest Joint Venture purchases chlorine from a single supplier, and the loss of this supply source would result in a stoppage of the Tiwest Joint Venture pigment production operation as large volumes of chlorine cannot be sourced locally or transported economically over significant distances.

The Tiwest Joint Venture TiO2 pigment production operation uses oxygen and nitrogen in the pigment production process. The Tiwest Joint Venture purchases oxygen and nitrogen from a single supplier, and the loss of this supply source would result in a stoppage of the Tiwest Joint Venture pigment production operation as large volumes of oxygen or nitrogen cannot be sourced locally or transported economically over significant distances.

The Tiwest Joint Venture TiO2 pigment production operation uses calcined petroleum coke in the pigment production process. The Tiwest Joint Venture purchases petroleum coke from the west coast of the United States. Calcined petroleum coke of suitable quality for the Tiwest Joint Venture’s pigment production operation is produced by a number of different suppliers. The loss of any one supplier would be unlikely to have a significant adverse effect on the production or operating cost of the Tiwest Joint Venture pigment production operation.

The Tiwest Joint Venture

Prior to completion of the Transaction, a subsidiary of Tronox Incorporated held a 50.0% undivided interest in all of the assets that comprise the operations conducted in Australia under the Tiwest Joint Venture and is severally liable for the associated liabilities. The remaining undivided interest was held by a subsidiary of Exxaro. In connection with the Transaction, we acquired Exxaro’s entire interest in the Tiwest Joint Venture and now operate the business. The Tiwest Joint Venture operates the Kwinana Facility, a chloride process TiO2 plant, a mining venture in Cooljarloo, Western Australia, a mineral separation plant and a synthetic rutile processing facility, both in Chandala, Western Australia.

Heavy Minerals. For a description of mining operations related to the Tiwest Joint Venture, see “—Description of Exxaro Mineral Sands—The Tiwest Joint Venture.”

End-Use Markets and Applications

The major end-use markets for TiO2 products, which Tronox Incorporated sells in the Americas, Europe and the Asia-Pacific region, are coatings, plastics and paper and specialty products. The tables below summarize Tronox Incorporated’s 2011 sales volume by geography and end-use market:

2011 Sales Volume by Geography		2011 Sales Volume by End-Use Market
North America	38.5%	Paints and Coatings	77.1%
Latin America	7.5%	Plastics	19.9%
Europe	22.5%	Paper and Specialty	3.0%
Asia-Pacific	31.5%

Paints and Coatings End-Use Market. The paints and coatings end-use market is the largest end-use market for TiO2 products and accounted for approximately 60% of overall industry demand, based on publicly reported industry sales volumes in 2010. Customers in the paints and coatings end-use market demand exceptionally high quality standards for TiO2, especially with regard to opacity, durability, tinting strength and brightness. Tronox Incorporated recognizes four sub-markets within the paints and coatings end-use market based on application, each of which requires different TiO2 formulations. The table below summarizes the sub-markets within paints and coatings, as well as their applications:

Sub-Market	Applications
Architectural	Residential and commercial paints
Industrial	Appliances, coil coatings, furniture and maintenance applications
Automotive	Original equipment manufacturer, refinish and electro-coating
Specialty	Marine and can coatings, packaging and traffic paint

Plastics End-Use Market. The plastics end-use market accounts for approximately 25% of overall industry demand for TiO2, based on reported industry sales volumes in 2010. Plastics producers focus on TiO2’s opacity, durability, color stability and thermal stability. Tronox Incorporated recognizes four sub-markets within the plastics market based on application, each of which requires different TiO2 formulations. The table below summarizes the sub-markets within plastics, as well as their applications:

Sub-Market	Applications
Polyolefins	Food packaging, plastic films and agricultural films
PVC	Vinyl windows, siding, fencing, vinyl leather, roofing
Engineering plastics	Computer housing, cell phone cases, washing machines and refrigerators
Other plastics	Roofing and flooring

Paper and Specialty End-Use Market. The paper and specialty end-use market accounts for approximately 15% of overall industry demand for TiO2 based on publicly reported industry sales volumes in 2010. Tronox Incorporated recognizes four sub-markets within the paper and specialty end-use market based on application, each of which requires different TiO2 formulations. The table below summarizes the sub-markets within paper and specialty, as well as their applications:

Sub-Market	Applications
Paper and paper laminate	Filled paper, coated paper for print media, coated board for beverage container packaging, wallboard, flooring, cabinets and furniture
Inks and rubber	Packaging, beverage cans, container printing and rubber flooring
Food and pharmaceuticals	Creams, sauces, capsules, sunscreen, and face and body care products
Catalysts and electroceramics	Anti-pollution equipment (catalysts) for automobiles and power-generators and production of capacitors and resistors

Sales and Marketing

Tronox Incorporated supplies TiO2 to a diverse customer base of more than 1,000 customers in approximately 90 countries, including market leaders in each of the major end-use markets for TiO2. Tronox Incorporated has supplied each of its top ten customers with TiO2 for more than 10 years. In 2011, Tronox Incorporated’s ten largest customers represented approximately 36.5% of its total sales volume; however, no single customer accounted for more than 10% of its total sales volume.

In addition to price and product quality, Tronox Incorporated competes on the basis of technical support and customer service. Tronox Incorporated’s direct sales and technical service organizations carry out its sales and marketing strategy and work together to provide quality customer service. Tronox Incorporated’s direct sales staff is trained in all of its products and applications. Due to the technical requirements of TiO2 applications, Tronox Incorporated’s technical service organization and direct sales offices are supported by a regional customer service staff located in each of its major geographic markets.

Tronox Incorporated’s sales and marketing strategy focuses on effective customer management through the development of strong relationships throughout the company with its customers. Tronox Incorporated develops customer relationships and manages customer contact through its sales team, technical service organization, research and development team, customer service team, plant operations personnel, supply chain specialists and senior management. We believe that multiple points of customer contact facilitate efficient problem-solving, supply chain support, formula optimization and product co-development.

Competitive Conditions

The global market in which Tronox Incorporated’s TiO2 business operates is competitive. Competition is based on a number of factors such as price, product quality and service. Tronox Incorporated faces competition from major international producers, including DuPont, Cristal, Kronos and Huntsman, as well as smaller regional competitors. Worldwide, we believe that Tronox Incorporated and the other major producers mentioned above, are the only companies that have perfected and successfully commercialized the proprietary chloride process technology for the production of TiO2. TiO2 produced using chloride process technology is preferred for some of the largest TiO2 end-use applications; however, TiO2 produced using sulfate process technology may also be used for many end-use applications and is preferred for certain specialty applications. We estimate that, based on gross sales volumes, these companies accounted for more than 60% of the global market share in 2010.

As of December 31, 2011, including the total production capacity of the Tiwest Joint Venture, Tronox Incorporated had global TiO2 production capacity of 465,000 tonnes per year and an approximate 8% share of the global TiO2 market based on capacity, according to TZMI. In addition to the major competitors discussed above, Tronox Incorporated competes with numerous smaller, regional producers, including producers in China that have expanded their sulfate production capacity during the previous five years

Tronox Incorporated has global operations with production facilities and sales and marketing presence in the Americas, Europe and the Asia-Pacific regions. Tronox Incorporated’s global presence enables it to sell its products to a diverse portfolio of customers with whom Tronox Incorporated has well-established relationships.

Over the years, the industry has increased capacity through debottlenecking, brownfield projects (locations where the company has an existing infrastructure and is adding to it) and greenfield projects (locations where the company does not have an existing infrastructure). Tronox Incorporated and Exxaro recently completed a brownfield expansion of the Kwinana Facility. As a result of the projected limited availability of feedstocks, we do not foresee significant capacity increases in the near term future. DuPont is the only major producer to have announced plans to evaluate future brownfield expansion of a plant in North America and their continued pursuit of a greenfield in China.

TiO2 Outlook

We consider TiO2 to be a “quality-of-life” product, with demand affected by GDP and overall economic conditions in markets located in various regions of the world. Over the long-term, we believe global demand for TiO2 will grow by approximately 3% to 4% per year. This is consistent with our expectations for the long-term growth in GDP. However, demand for TiO2 in any interim or annual period may not change in the same proportion as the change in GDP. This is due in part to relative changes in the TiO2 inventory levels of Tronox Incorporated’s customers. We believe that our customers’ inventory levels are partly influenced by their expectation for future changes in TiO2 selling prices.

Looking forward, we believe that the global market for TiO2 will remain healthy primarily due to support from the ongoing growth in emerging economies such as China and India. We expect moderate growth in the overall demand for TiO2 in 2012 versus 2011 and expect that our sales volume will reflect a similar trend. As a result of current supply demand imbalance, we believe that the industry will focus resources on increasing available capacity through debottlenecking projects in the near term. Debottlenecking projects will be influenced by the amount of titanium feedstock that is available in the market. We believe the industry is currently experiencing a shortfall in the supply of titanium bearing ore due to a lack of reinvestment in that business during the last several years. As a result of the projected limited availability of titanium bearing ore, we do not foresee significant capacity additions coming on line in the near term, which should continue to support a favorable pricing environment for the titanium industry and our business.

Electrolytic and Other Chemical Products

Background

The electrolytic and other chemical products businesses are primarily focused on three end-use markets: advanced battery materials, sodium chlorate for pulp and paper manufacture and specialty boron products serving the semi-conductor, pharmaceutical and igniter industries.

Battery Materials. The battery industry is comprised of two application areas: primary (non-rechargeable) and secondary (rechargeable) with the former representing the majority of battery shipments. The primary battery market is dominated by alkaline battery technologies, which are designed to address the various power delivery requirements for consumer and industrial battery-powered devices. We believe that alkaline batteries are higher performing and more costly than batteries using the older zinc carbon technology, and represent the majority of primary battery market demand in the United States. Demand for domestic alkaline batteries in the United States is estimated to be slightly positive to flat driven by the continued growth of electronic devices partly offset by increased use of rechargeable and imported batteries.

EMD is the active cathode material for alkaline batteries. We believe that we are one of the largest producers of EMD for the global alkaline battery industry. EMD quality requirements for alkaline technology are much more demanding than for zinc carbon technology and, as a result, alkaline-grade EMD commands a higher price than zinc carbon-grade EMD. The older zinc carbon technology remains in developing countries such as China and India. As the economies of China and India continue to mature, and the need for more efficient energy sources develops, we anticipate that the demand for alkaline-grade EMD will increase. We expect demand for alkaline-grade EMD to be sustained by the continued growth of consumer electronics devices partly offset by the trend toward smaller battery sizes, rechargeable batteries, and imported batteries.

The market application for rechargeable lithium batteries includes consumer electronics such as cell phones, computers, digital cameras, and increasingly for high-power applications that include power tools, hybrid electric vehicles (“HEVs”/“EVs”), and interruptible power supplies. There are several competing cathode materials for this fast growing lithium battery segment, with lithium manganese oxide “LMO”) being one of the leading technologies as utilized in the several electric vehicles.

The main raw material that we use to produce battery materials is manganese ore, which is historically purchased under both multi-year agreements and spot contracts.

Sodium Chlorate. The pulp and paper industry accounts for more than 95% of the market demand for sodium chlorate, which uses it to bleach pulp. Although there are other methods for bleaching pulp, we believe the chlorine dioxide process is preferred for environmental reasons. The majority of North American sodium chlorate production capacity is located in Canada due to the availability of lower cost hydroelectric power, which reduces manufacturing costs and ultimately, product prices. However, we believe that the proximity of domestic sodium chlorate producers to the major domestic pulp and paper producers helps offset the lower-cost power advantage enjoyed by some Canadian sodium chlorate producers, through lower transportation costs.

The primary raw material that Tronox Incorporated uses to produce sodium chlorate is salt, which it purchases under multi-year agreements and spot contracts.

Boron. According to publicly reported industry reports, Tronox Incorporated is one of the leading suppliers of boron trichloride, along with Aviabor, Sigma Aldrich, and several Asian manufacturers. We anticipate demand for boron trichloride will remain positive driven primarily by the growth of the semiconductor industry. We believe Tronox Incorporated owns a similar leading position in the elemental boron market. We expect demand for elemental boron will continue to be largely flat following the trends in the defense and automotive industries in the United States.

Manganese Specialty Products. Tronox Incorporated also produces several manganese-based specialty products for the primary lithium battery market used in defense, industrial, and medical applications, and has the capability to produce battery materials for the rechargeable lithium ion battery market. We anticipate that demand for Tronox Incorporated’s manganese-based specialty materials will develop in-line with general industrial production.

Facilities

Tronox Incorporated produces electrolytic and other chemical products at three United States facilities, each of which it owns. The following table summarizes Tronox Incorporated’s production capacity (in gross tonnes per year) as of December 31, 2011, by location and product.

Facility	Capacity	Product
Hamilton, Mississippi	150,000	Sodium chlorate
Henderson, Nevada	27,000	EMD
Henderson, Nevada	525	Boron products

End-Use Markets and Applications

The various markets for the electrolytic and other chemical products are as follows:

Business Application	Sub-Market	Applications
Battery Materials: EMD	Non-rechargeable battery materials	Alkaline batteries for use in flashlights, electronic games, medical and industrial devices

Battery Materials: LMO	Rechargeable battery materials	Lithium batteries used in power tools, HEVs/EVs, laptops and power supplies

Sodium Chlorate	Pulp and paper industry	Pulp bleaching

Boron Trichloride	Specialty gas	Semiconductors, pharmaceuticals, high-performance fibers, specialty ceramics and epoxies

Boron Elemental	Defense, pyrotechnic and air bag industries	Igniter formulations

Competitive Conditions and Outlook

Battery Materials. The United States primary battery market is the largest in the world, accounting for over one-third of global demand for EMD, and is based on alkaline grade EMD. According to TZMI, Tronox Incorporated is the largest supplier of EMD to the U.S. market. Other significant producers include Tosoh, Erachem and Delta. The remainder of global capacity is represented by various Chinese producers. The global EMD market is challenged by excess supply that has resulted in successful antidumping determinations in Europe, Japan and the United States that has contributed to improved economics for the industry.

For rechargeable batteries, LMO remains one of the leading cathode materials for Electric Vehicles, power tools and other high-power applications. We project the demand for LMO to significantly increase driven by Electric Vehicles that is expected to be supplied by Nippon Denko, Mitsui, Toda, and other leading Asian LMO materials producers.

Sodium Chlorate. According to TZMI, Tronox Incorporated accounts for an estimated 7.0% share of North American sodium chlorate capacity, and we believe it has the third largest plant in North America. Our significant competitors include ERCO, Eka Chemicals, Canexus and Kemira Chemicals. We expect the North American market will remain balanced as the continued rationalization of smaller, less efficient chlorate producers will continue to offset flat to declining demand in pulp and paper manufacturing.

Boron Products. We believe that Tronox Incorporated has a substantial share of the installed global capacity for boron trichloride followed by Aviabor, Sigma Aldrich, and several Asian manufacturers. We anticipate the market for boron trichloride will remain positive underpinned by the semiconductor market with new liquid crystal display and 3D TV plants coming online in Asia combined with continued growth of new pharmaceutical drug deliveries. We believe Tronox Incorporated owns a similar leading capacity share in elemental boron. We expect demand will continue to follow the trends in the United States automotive and defense industries.

Research and Development

Tronox Incorporated employs scientists, chemists, engineers and skilled technicians to provide the technology (products and processes) for its businesses. Tronox Incorporated’s product development personnel have a high level of expertise in the plastics industry and polymer additives, the coatings industry and formulations, surface chemistry, material science, analytical chemistry and particle physics. Among the process technology development group’s highly developed skills are computational fluid dynamics, process modeling, particle growth physics, extractive metallurgy, corrosion engineering and thermodynamics. The majority of scientists supporting Tronox Incorporated’s research and development efforts are located in Oklahoma City, Oklahoma. Tronox Incorporated’s expenditures for research and development were approximately $8.7 million, $0.4 million, $6.1 million and $5.0 million for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, respectively.

New process developments are focused on increased throughput, control of particle physical properties and general processing equipment-related issues. Ongoing development of process technology contributes to cost reduction, enhanced production flexibility, increased capacity and improved consistency of product quality.

In 2010, Tronox Incorporated completed development of incremental improvements to two existing coatings grades of TiO2. Additionally, progress towards next generation coatings grades was significantly advanced. Further work to optimize organic treatments on TiO2 grades for plastic applications was carried out. Several plant trials involving process technology modifications have successfully demonstrated increased throughput of product from existing assets.

In 2010, Tronox Incorporated continued development of several new electrolytic and specialty products with the major focus on advanced battery materials. This includes new LMO and lithium manganese grades specially engineered for HEV applications and for advanced rechargeable battery systems.

In 2012, development and commercialization efforts of Tronox Incorporated will be focused on several TiO2 products that deliver added value to customers by way of enhanced properties of the pigment.

Patents and Other Intellectual Property

Patents held for Tronox Incorporated’s products and production processes are important to its long-term success. Tronox Incorporated seeks patent protection for its technology where competitive advantage may be obtained by patenting, and files for broad geographic protection given the global nature of its business. Tronox Incorporated’s proprietary TiO2 technology is the subject of over 200 patents worldwide, the substantial majority of which relate to its chloride products and production technology.

At December 31, 2011, Tronox Incorporated held approximately 216 patents, of which approximately 135 were considered significant to its business. Tronox Incorporated defines significant to its business as patents that are either (1) presently employed in its process or to produce products to its advantage, (2) may not be presently employed by Tronox Incorporated but are defensive to prevent competitors from using the technology to their advantage or (3) patents that are likely to be utilized by Tronox Incorporated in future process or product advancements. Tronox Incorporated’s significant patents have expiration dates ranging from 2013 through 2032.

Tronox Incorporated also relies upon and has taken steps to secure its unpatented proprietary technology, know-how and other trade secrets. Tronox Incorporated’s proprietary chloride production technology is an important part of its overall technology position. Tronox Incorporated is committed to pursuing technological innovations in order to maintain its competitive position.

Employees

As of December 31, 2011, Tronox Incorporated had 925 employees, with 650 in the United States, 247 in Europe, 21 in Australia and 7 in other international locations. None of Tronox Incorporated’s employees in the United States are represented by collective bargaining agreements, and substantially all of its employees in Europe are represented by works’ councils. We consider relations with Tronox Incorporated’s employees to be good. In addition, as of December 31, 2011, the Tiwest Joint Venture had 657 employees, all of whom were located in Australia. Approximately 48% of those employees are represented by collective bargaining agreements. We consider relations with the employees of the Tiwest Joint Venture to be good.

Seasonality

Because TiO2 is widely used in paint and other coatings, TiO2 is in higher demand prior to the painting season (spring and summer in the Northern Hemisphere).

Government Regulations and Environmental Matters

General

Tronox Incorporated is subject to extensive regulation by federal, state, local and foreign governments. Governmental authorities regulate the generation and treatment of waste and air emissions at Tronox Incorporated’s operations and facilities. At many of our operations, we also comply with worldwide, voluntary standards developed by the International Organization for Standardization (“ISO”) a nongovernmental organization that promotes the development of standards and serves as a bridging organization for quality and environmental standards, such as ISO 9002 for quality management and ISO 14001 for environmental management.

Chemical Registration

The European Union adopted a new regulatory framework for chemicals in 2006 known as Registration, Evaluation and Authorization of Chemicals (“REACH”). Manufacturers and importers of chemical substances must register information regarding the properties of their existing chemical substances with the European Chemicals Agency (“ECHA”). The timeline for existing chemical substances to be registered is based on volume and toxicity. The first group of chemical substances was required to be registered in 2010 and the remainder is due to be registered in 2013 and 2018. Tronox Incorporated has registered those products requiring registration by the 2010 deadline. The REACH regulations also require chemical substances which are newly imported or manufactured in the European Union to be registered before being placed on the market. These substances are referred to as “non-phase-in” substances. Tronox Incorporated is currently working on registration for the “non-phase-in” substances. Products containing greater than 0.1% of substances determined to be “very high concern” will be placed on a candidate list for authorization. If safer alternatives for any of these chemical substances on the candidate list exist, then those chemical substances may not be authorized. Tronox Incorporated currently does not have any products that would be placed on the candidate list. We do not expect REACH costs of compliance to be material to our operations at this time.

The United States has chemical regulation under the Environmental Protection Agency (the “EPA”) through the Toxic Substances Control Act (“TSCA”). TSCA requires various reporting mechanisms for new and existing chemicals. The EPA announced in 2009 a comprehensive approach to improve the chemicals management program under TSCA. This may result in additional data requirements, testing, restrictions or bans on a chemical substance depending on the risk a chemical may pose. We do not anticipate any costs or actions material to its operation at this time due to these actions. Tronox Incorporated is currently monitoring proposed legislation regarding TSCA and assessing any potential impacts.

Greenhouse Gas (“GHG”) Regulation

Tronox Incorporated currently reports and manages GHG emissions as required by law for sites located in areas (European Union/Australia) requiring such managing and reporting. While the United States has not adopted any federal climate change legislation, the EPA has introduced some GHG programs. For example, under the EPA’s GHG “Tailoring Rule,” expansions or new construction could be subject to the Clean Air Act’s Prevention of Significant Deterioration (“PSD”) requirements. Some of Tronox Incorporated’s facilities are currently subject to GHG emissions monitoring and reporting. Changes or additional requirements due to GHG regulations could impact Tronox Incorporated’s capital and operating costs. However, it is not possible at the present time to estimate any financial impacts to these U.S. operating sites. Also, some in the scientific community believe that increasing concentrations of GHGs in the atmosphere may result in climatic changes. Depending on the severity of climatic changes, our operations could be adversely affected. The Tiwest Joint Venture will be subject to a new Australian carbon tax law beginning in 2012, resulting in an estimated $10.0 million Australian dollar impact annually.

Environmental Matters

A variety of laws and regulations relating to environmental protection affect almost all of Tronox Incorporated’s operations. Under these laws, Tronox Incorporated is or may be required to obtain or maintain permits or licenses in connection with its operations. In addition, these laws may require Tronox Incorporated to remove or mitigate the effects on the environment of the disposal or release of chemical, petroleum, low-level radioactive and other substances at its facilities. Operation of pollution-control equipment usually entails additional expense. Some expenditures to reduce the occurrence of releases into the environment may result in increased efficiency; however, most of these expenditures produce no significant increase in production capacity, efficiency or revenue.

Tronox Incorporated is in substantial compliance with applicable environmental rules and regulations. Currently, Tronox Incorporated does not have any outstanding notices of violation or orders from regulatory agencies.

The table below presents environmental related expenditures Tronox Incorporated incurred for the eleven months ended December 31, 2011, and one month ended January 31, 2011, and projections of expenditures for the next two years. While it is difficult to estimate the total direct and indirect costs of government environmental regulations, the table below includes our current estimate of Tronox Incorporated’s expenditures for 2012 and 2013.

	Year Ending December 31,
	2011	Estimate 2012	Estimate 2013
	(Millions of dollars)
Cash expenditures of environmental reserves	$0.2	$0.1	$0.1
Recurring operating expenses	30.0	32.1	33.0
Environmental capital expenditures associated with ongoing operations	3.6	6.5	7.1

Recurring operating expenses are expenditures related to the maintenance and operation of environmental equipment such as incinerators, waste treatment systems and pollution control equipment, as well as the cost of materials, energy and outside services needed to neutralize, process, handle and dispose of current waste streams at Tronox Incorporated’s operating facilities. These operating and capital expenditures are necessary to ensure that ongoing operations are handled in an environmentally safe and effective manner.

From time to time, Tronox Incorporated may be party to a number of legal and administrative proceedings involving environmental matters or other matters in various courts or agencies. These could include proceedings associated with businesses and facilities operated or used by Tronox Incorporated’s affiliates and may include claims for personal injuries, property damages, breach of contract, injury to the environment, including natural resource damages, and non-compliance with, or lack of properly updated or renewed, permits. Tronox Incorporated’s current operations also involve management of regulated materials and are subject to various environmental laws and regulations.

In accordance with ASC 450, Contingencies, and ASC 410, Asset Retirement and Environmental Obligations, Tronox Incorporated recognizes a loss and records an undiscounted liability when litigation has commenced or a claim or an assessment has been asserted, or, based on available information, commencement of litigation or assertion of a claim or assessment is probable, and the associated costs can be estimated. It is not possible for Tronox Incorporated to reliably estimate the amount and timing of all future expenditures related to environmental matters because, among other reasons, environmental laws and regulations, as well as enforcement policies and clean up levels, are continually changing, and the outcome of court proceedings, alternative dispute resolution proceedings (including mediation) and discussions with regulatory agencies is inherently uncertain.

We believe that Tronox Incorporated has reserved adequately for the probable and reasonably estimable costs of known contingencies. There is no environmental litigation, claim or assessment that has been asserted nor is there any probability of an assessment or a claim for which Tronox Incorporated has not recorded a liability. However, additions to the reserves may be required as additional information is obtained that enables us to better estimate our liabilities. We cannot reliably estimate the amount of future additions to the reserves at this time. In certain situations, reserves may be probable but may not be estimable. Additionally, sites may be identified in the future where we could have potential liability for environmental related matters. We would not establish reserves for any such sites. For additional discussion of environmental matters, see “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Properties

Tronox Incorporated’s properties consist of the physical assets necessary and appropriate to produce, distribute and supply its TiO2, electrolytic manganese dioxide, sodium chlorate, boron-based and other specialty chemicals and consist mainly of manufacturing and distribution facilities and mining tenements. We believe Tronox Incorporated’s properties are in good operating condition and are well maintained. Pursuant to separate financing agreements, substantially all of Tronox Incorporated’s U.S. properties are pledged or encumbered to support or otherwise provide the security for our indebtedness, as further discussed under “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Legal Proceedings

Chapter 11 Proceedings

On the Petition Date, the Debtors, including Tronox Incorporated, filed voluntary petitions in the Bankruptcy Court seeking reorganization relief under Bankruptcy Code. The Debtors’ Chapter 11 cases were consolidated for procedural purposes and were jointly administered under the caption In re Tronox Incorporated, et al., Case No. 09-10156 (ALG) (the “Chapter 11 Cases”), and the Debtors operated their businesses and managed their properties as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

Subsequent to its Chapter 11 filing, Tronox Incorporated recorded its financial position and results of operations in accordance with ASC 852, Reorganizations. The financial statements for periods in which Tronox Incorporated was operating under Chapter 11 distinguished transactions and events directly associated with the reorganization from the ongoing operations of the business. Tronox Incorporated recorded reorganization items separately within the operating, investing, and financing categories of the statement of cash flows and disclosed prepetition liabilities subject to compromise separately from those not subject to compromise (such as fully secured liabilities that were expected not to be compromised) and post-petition liabilities on its balance sheet.

On the Confirmation Date, the Bankruptcy Court entered the Confirmation Order confirming the Plan. Material conditions to the Plan, most notably the approval under U.S. federal and applicable state environmental law of the settlement of the Legacy Environmental Liabilities, were resolved during the period from the Confirmation Order through the Effective Date, on which date the Debtors completed their reorganization under the Bankruptcy Code and the Plan became effective. The distribution of securities under the Plan commenced on the Effective Date.

Having resolved the material contingencies related to implementing the Plan, most notably the approval of the settlement of the “KM Legacy Liabilities” on January 26, 2011 and due to the proximity to Tronox Incorporated’s subsequent accounting period, which closed on January 31, 2011, Tronox Incorporated began applying fresh-start accounting and reporting effective as of January 31, 2011. Fresh-start accounting and reporting provisions were applied pursuant to ASC 852, and the financial statements as of February 1, 2011 and for subsequent periods report the results of Tronox Incorporated with no beginning retained earnings or accumulated deficit. Any presentation of Tronox Incorporated after February 1, 2011 represents the financial position and results of operations of the new reporting entity and is not comparable to prior periods presented.

Reorganization Plan

Tronox Incorporated reorganized under Chapter 11 of the Bankruptcy Code, which is the principal business reorganization chapter of the Bankruptcy Code. Under Chapter 11 of the Bankruptcy Code, a debtor may reorganize its business for the benefit of its stakeholders. Completion of a plan of reorganization is the principal objective of a Chapter 11 case. Among other things, the Confirmation Order discharges Tronox Incorporated from any debt arising before the Petition Date, eliminates all of the rights and interests of pre-bankruptcy equity security holders and substitutes the obligations set forth in the Plan for those pre-bankruptcy claims and equity interests.

The reorganization plan was designed to resolve Tronox Incorporated’s KM Legacy Liabilities and ensure that Tronox Incorporated emerged from Chapter 11 free of its significant legacy liabilities, sufficiently capitalized and poised for growth. With respect to environmental claims, in exchange for an overall package of value allocated on the Effective Date to certain environmental response trusts and environmental agencies, the holders of environmental claims provided Tronox Incorporated with a release and/or discharge from Legacy Environmental Liabilities from and after the Effective Date. The bankruptcy environmental settlement included covenants protecting Tronox Incorporated from enforcement action by key U.S. governmental agencies and several state and local agencies for owned and many non-owned legacy sites specifically identified by the environmental settlement agreement. With respect to tort claims, in exchange for an overall package of value allocated on the Effective Date to a tort claims trust, the holders of tort claims provided Tronox Incorporated with a release and discharge from legacy tort liability from and after the Effective Date.

As a result of the discharge and/or release of legacy liabilities via the environmental and tort settlements, the Plan preserved the going-concern value of Tronox Incorporated, which was reorganized around its existing operating locations, including: (i) its headquarters facility at Oklahoma City, Oklahoma; (ii) the TiO2 facilities at Hamilton, Mississippi and Botlek, Netherlands; (iii) the electrolytic chemical operations at Henderson, Nevada (except that the real property and buildings associated with such business were transferred to an environmental response trust, and Tronox Incorporated is not responsible for environmental remediation related to historic contamination at such site), and Hamilton, Mississippi; and (iv) its interest in the Tiwest Joint Venture in Australia.

To fund cash payments required by the Plan and meet the going-forward operating and working capital needs of the business, Tronox Incorporated relied on a combination of debt financing and new equity investments from certain of its pre-Effective Date creditors. Specifically, Tronox Incorporated completed the following reorganization transactions:

•

The settlement of government claims related to Tronox Incorporated’s pre-bankruptcy Legacy Environmental Liabilities at legacy sites (both owned and non-owned) through the creation of certain environmental response trusts and a litigation trust;

•

The settlement of private party pre-bankruptcy claims related to Tronox Incorporated’s tort liabilities related to legacy sites (both owned and non-owned) through the creation of a tort claims trust and a litigation trust;

•	Total funded first lien debt of approximately $470 million at the time of emergence from bankruptcy;

•

$185.0 million in new equity investment in Tronox Incorporated raised through a rights offering to certain of Tronox Incorporated’s unsecured creditors for an aggregate of 49.1% of the shares of Tronox Incorporated common stock issued on the Effective Date;

•

The issuance of shares of Tronox Incorporated common stock such that holders of certain allowed unsecured claims received their pro rata share of 50.9% of the shares of Tronox Incorporated common stock issued on the Effective Date; and

•

The issuance of a package of warrants to existing holders of equity, consisting of two tranches, to purchase their pro rata share of a combined total of 7.5% of the shares of Tronox Incorporated common stock issued on the Effective Date, together with all shares of Tronox Incorporated common stock issuable upon exercise of such warrants.

Germany Insolvency Petition

On March 13, 2009, Tronox Pigments GmbH, Tronox Incorporated’s holding subsidiary for a pigment facility in Uerdingen, Germany, filed an application with the insolvency court in Krefeld, Germany, to commence insolvency proceedings. The German Insolvency Court appointed a trustee to administer the insolvency proceedings, which resulted in Tronox Incorporated losing management control over these subsidiaries. As a result, the German subsidiaries were deconsolidated from Tronox Incorporated’s consolidated financial statements as of March 13, 2009. Management determined that the operations and cash flows of its insolvent German subsidiaries qualified as a discontinued operation. Accordingly, all amounts associated with these operations have been included in discontinued operations in Tronox Incorporated’s consolidated financial statements.

Hamilton Plant

The EPA and the Mississippi Department of Environmental Quality (“MDEQ”) conducted a Resource Conservation and Recovery Act Compliance Evaluation Inspection (“RCRA CEI”) at the Hamilton facility during April 2006. In November 2006, the EPA transmitted to the facility a copy of its RCRA CEI Report and Sampling Report, which identified a number of alleged violations of the Mississippi Hazardous Waste Management Regulations. In March 2007, the facility provided a written response to the EPA concerning the alleged violations. In November 2007, the U.S. Department of Justice (the “DOJ”) informed Tronox Incorporated that the EPA, Region 4, had referred the alleged violations to the DOJ for civil enforcement. The DOJ filed a proof of claim on behalf of EPA in the bankruptcy seeking civil penalties for the alleged RCRA violations. The claim was settled as a part of the Environmental Settlement and pursuant to the Plan, Tronox Incorporated has no ongoing liabilities for this location regarding that claim from and after the Effective Date.

Anadarko Litigation

In May 2009, Tronox Incorporated and certain of its affiliates filed a lawsuit against Anadarko Petroleum and Kerr-McGee (a predecessor to Anadarko) asserting a number of claims, including claims for actual and constructive fraudulent conveyance (the “Anadarko Claim”). In connection with the Chapter 11 proceedings of Tronox Incorporated, Tronox Incorporated assigned all of the Anadarko Claim to a litigation trust on behalf of the holders of environmental claims and tort claims against Tronox Incorporated, pursuant to a full satisfaction of such claims. Tronox Incorporated has no economic interest in the litigation trust. However, pursuant to the terms of the litigation trust, Tronox Incorporated could continue to be treated as the owner of the Anadarko Claim solely for purposes of federal and state income taxes. Depending on the outcome of the Anadarko Claim, it is possible that Tronox Incorporated will receive the benefit of certain tax deductions that would result if the Anadarko Claim is resolved successfully and the proceeds of such Claim are used as contemplated under the terms of the litigation trust.

Description of Exxaro Mineral Sands

Overview

Tronox Limited and Tronox Incorporated have entered into a definitive agreement to acquire the Exxaro Mineral Sands Operations from Exxaro. The Transaction is expected to close in June 2012. Exxaro Mineral Sands’s operations comprise KZN Sands and Namakwa Sands, both located in South Africa, and the Tiwest Joint Venture. The KZN Sands operations involve the exploration, mining and beneficiation of mineral sands deposits in the KwaZulu-Natal province of South Africa, and the Namakwa Sands operations involve the exploration, mining and beneficiation of mineral sands deposits in the Western Cape province of South Africa. These operations produce titanium feedstock, including ilmenite, chloride slag, slag fines and rutile, as well as the co-products pig iron and zircon. The Tiwest Joint Venture conducts the exploration, mining and processing of mineral sands deposits and the production of titanium dioxide pigment in Australia. In 2011, Exxaro Mineral Sands produced 277,000 metric tons of titanium slag, 195,000 tonnes of zircon, 110,000 tonnes of synthetic rutile and 76,000 tonnes of titanium dioxide pigment, resulting in combined revenue of R6,586 million ($907 million).

KZN Sands

KZN Sands is involved in the exploration, mining and beneficiation of mineral sands deposits in the KwaZulu-Natal province of South Africa, as indicated in the map above, which can be accessed by public roads or roads for which KZN Sands has a right of way and over which Exxaro Sands and Exxaro TSA Sands have surface rights. KZN Sands operates facilities at two sites: mining operations at Hillendale and mineral processing plants wholly owned by Exxaro Sands and a smelter (wholly owned by Exxaro TSA Sands) at the central processing complex at Empangeni. KZN Sands’s products include rutile, titanium slag (chloride slag and sulfate slag) and the co-products zircon, pig iron and scrap iron.

Hillendale Mine

KZN Sands operates an open mine at Hillendale, located 20 kilometers southwest of Richards Bay in the KwaZulu-Natal province of South Africa, as shown on the map above. Hillendale employs hydraulic mining techniques to extract ilmenite, rutile and the co-product zircon. Hillendale has an on-site concentration plant with the operating capacity to produce 931,000 tonnes per year of heavy mineral concentrate for further processing. The mine has been in operation since 2001 and is expected to end production and be decommissioned at the end of 2012. When Hillendale is decommissioned, there will be a period during which KZN Sands intends to source an alternate supply of ilmenite from Namakwa Sands and other third party suppliers before the Fairbreeze mine commences operations, as further described under “—Properties and Reserves—Properties—Hillendale Mining Operations—Description of Property” and “Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Fairbreeze Mining Project.” Namakwa Sands is currently increasing its ilmenite supply capacity in order to meet the anticipated demand from KZN Sands.

Empangeni

KZN Sands operates a central processing complex at Empangeni, located 20 kilometers west of Richards Bay. The Empangeni complex processes heavy mineral concentrate produced at the Hillendale mining operations, including by smelting ilmenite to produce titanium slag. Empangeni employs a mineral separation plant and a dual-furnace smelter to produce titanium feedstock, including ilmenite, chloride slag, slag fines, rutile and leucoxene, as well as the co-products pig iron and zircon.

Fairbreeze

In February 2011, Exxaro approved the development of a new mine at Fairbreeze, located 40 kilometers south of Richards Bay, subject to receiving the necessary regulatory and environmental approvals. We expect the mining of mineral sands and the production of titanium feedstock at Fairbreeze to begin in 2014, replacing Hillendale as the main source of raw material for KZN Sands’s operations. Fairbreeze is expected to employ the same hydraulic mining techniques used at Hillendale, and Exxaro Mineral Sands plans to relocate the mining infrastructure and concentration plant from Hillendale to Fairbreeze. The anticipated life expectancy of the Fairbreeze mine is approximately 15 years.

Namakwa Sands

Namakwa Sands is involved in the mining and beneficiation of heavy minerals in the Western Cape province of South Africa, as indicated on the map above, which can be accessed by public roads or roads for which Namakwa Sands has a right of way. Namakwa Sands conducts operations at three separate sites over 20,477 hectares of land over which Exxaro TSA Sands wholly owns all of the surface rights: mining and concentration at Brand se Baai, located approximately 350 kilometers north of Cape Town, mineral separation at Koekenaap, located 60 kilometers from Brand se Baai and 320 kilometers north of Cape Town, and smelting near Saldanha Bay, located 150 kilometers from Cape Town. Together, Koekenaap and Saldanha produce titanium feedstock including ilmenite, chloride slag, slag fines and rutile, as well as the co-products pig iron and zircon.

The Brand se Baai operations employ dry mining techniques, excavating in two separate areas. Shallow sands mining takes place in the “East Mine” and deeper more compacted sand in the “West Mine.” The mine at Brand se Baai has been in operation since 1994 and is expected to end production and be decommissioned in 2032. Brand se Baai has three on-site concentration plants that produce heavy mineral concentrate for further processing. Concentrate produced at Brand se Baai is transported by truck to the mineral separation plant at Koekenaap. Ilmenite, zircon and rutile are recovered from the concentrate at the mineral separation plant, and are then transported by rail to the smelter operations near Saldanha Bay, where ilmenite is smelted to produce titanium slag and pig iron. Namakwa Sands currently is upgrading its ilmenite supply capacity to allow it to supply titanium feedstock to KZN Sands when the Hillendale mine is decommissioned.

The Tiwest Joint Venture

The Tiwest Joint Venture conducts the mining and processing of mineral sands and the production of TiO2 pigment in Australia. The TiO2 pigment production operations are discussed separately under “The Businesses—Description of Tronox Incorporated—Manufacturing Processes” and are not discussed in detail here despite their significance to Australia Sands’s operations and revenue.

As discussed under “The Businesses—Description of Tronox Incorporated—The Tiwest Joint Venture,” prior to completion of the Transaction, a subsidiary of Tronox Incorporated held a 50.0% undivided interest in all of the assets that comprise the operations conducted in Australia under the Tiwest Joint Venture and is severally liable for the associated liabilities. The remaining undivided interest was held by a subsidiary of Exxaro. In connection with the Transaction, we acquired Exxaro’s entire interest in the Tiwest Joint Venture and now operate the business. The Tiwest Joint Venture operates the Kwinana Facility, a mining venture in Cooljarloo, Western Australia, a mineral separation plant and a synthetic rutile processing facility, both in Chandala, Western Australia.

The Tiwest Joint Venture is an integrated mineral sands and TiO2 pigment producer. The Tiwest Joint Venture’s products include ilmenite, rutile, synthetic rutile, leucoxene, zircon, activated carbon and staurolite, as well as TiO2 pigment.

The Tiwest Joint Venture operates from six locations in Western Australia, including the Cooljarloo mine near Cataby, the Chandala mineral separation and synthetic rutile plants near Muchea and the Kwinana pigment facility near Perth, as indicated on the map above, all of which can be accessed by public roads or roads for which Australia Sands has a right of way.

The Cooljarloo mine, located 170 kilometers north of Perth in Western Australia, employs both dredging and dry mining techniques to extract approximately 20 million tonnes of ore per year, producing approximately 700,000 tonnes per year of heavy mineral concentrate for further processing.

The Chandala processing complex, located 60 kilometers north of Perth in Western Australia, includes three major plants: a dry mill to separate the minerals, a synthetic rutile plant to process ilmenite into synthetic rutile, and a residue management plant. Chandala produces TiO2 feedstock and other heavy minerals including ilmenite, rutile, synthetic rutile, leucoxene, zircon, activated carbon and staurolite. The Chandala synthetic rutile plant’s current annual capacity is 225,000 tonnes.

The Kwinana TiO2 pigment manufacturing facility is located 30 kilometers south of Perth in Western Australia. At the Kwinana Facility, synthetic rutile is reacted with petroleum coke and chlorine to produce TiCl4, which is subsequently processed into TiO2 pigment for distribution. Kwinana has an annual production capacity of approximately 150,000 tonnes, and has been in operation since 1991.

Exxaro Mineral Sands Products and Raw Materials

“Mineral sands” refers to concentrations of heavy minerals in an alluvial environment (sandy or sedimentary deposits near a river or other water source), and the mineral sands industry encompasses producers of titanium raw materials based on the mining and processing of rutile from primary hard rock deposits and the mining and processing of ilmenite and mineral sands. Exxaro Mineral Sands engages in mineral sands mining, and titanium feedstock production, in the form of titanium slag (chloride slag and sulfate slag), rutile and synthetic rutile. Secondary products include zircon and high purity pig iron.

Titanium Feedstock

Titanium occurs naturally in a number of minerals. The titanium minerals with the greatest commercial importance are ilmenite, rutile and leucoxene.

Titanium minerals (ilmenite, rutile and leucoxene), titanium slag (chloride slag and sulfate slag), upgraded slag and synthetic rutile are all used primarily as feedstock for the production of TiO2 pigment. TiO2 pigment is used predominantly in the production of high-quality surface finishes to impart opacity, brightness and whiteness, and is widely used in paints, plastics, paper, inks and rubber as well as in various specialty applications. According to TZMI data, in 2010, approximately 90% of the world’s consumption of titanium feedstock was used for the production of TiO2 pigment, with the remainder being used for the production of titanium sponge for titanium metal manufacturing and other uses, such as the production of fluxes for welding rods and as a metallurgical flux in iron and steel making. Titanium metal, manufactured from titanium sponge (formed from processed feedstock) is used for products such as aircraft frames, jet engines, structural components of transport equipment, sporting goods, and in highly corrosive environments in chemical process and desalination plants. Titanium minerals are used as a component of fluxes for coating welding electrodes. The preferred feedstock for such applications is rutile, although high-grade leucoxene is also widely used.

The chart below shows the total titanium feedstock demand by final application during 2010.

Source: TZMI Mineral Sands Annual Review (June 2011).

Titanium Minerals

Ilmenite

Ilmenite is the most abundant titanium mineral in the world. Naturally occurring ilmenite may have a titanium content ranging from approximately 35% to 65%, depending on its geological history; weathering of ilmenite in its natural environment may cause a portion of the iron to be leached from the mineral grain, resulting in enriched titanium content.

Rutile

Rutile is essentially composed of crystalline titanium and, in its pure state, would contain close to 100% titanium. Naturally occurring rutile, however, contains minor impurities and commercial concentrates of the mineral typically contain approximately 94% to 96% titanium.

Leucoxene

Leucoxene is a natural alteration product of ilmenite with a titanium content ranging from approximately 70% to more than 90%. The weathering process responsible for the alteration of ilmenite to leucoxene results in the removal of iron, leading to an upgrade in titanium content. Circulating groundwater can also redeposit impurity elements within and around the weathered ilmenite grain. Leucoxene minerals can also be formed by the natural weathering of sphene (calcium titanite), in which case calcium and silica are removed from the grain, leaving residual levels of silica.

Upgraded Titanium Products

The naturally occurring high-grade titanium minerals required for the production of TiO2 pigment are limited in supply. This limited supply has prompted the mineral sands industry to develop “beneficiated” products that can be used as substitutes for, or in conjunction with, naturally occurring titanium minerals. Two processes have been developed commercially: one for the production of titanium slag and the other for the production of synthetic rutile. Both processes use ilmenite as a raw material and are essentially processes for the removal of iron oxides.

Titanium Slag

The production of titanium slag involves smelting ilmenite in an electric furnace under reducing conditions, normally with anthracite used as a reducing agent. The slag, containing the bulk of the titanium and impurities other than iron, is tapped off the top of the furnace while a high purity pig iron is recovered from the bottom of the furnace. The final quality of the slag is highly dependent on the quality of the original ilmenite and the ash composition of the anthracite used in the furnace.

In 1997, Canada-based Fer et Titane Inc, also known as QIT (which is owned by Rio Tinto) commissioned its heat treatment and chemical leaching process to upgrade its standard sulfate grade slag by removal of iron and alkali oxides, resulting in an increase in titanium content to approximately 95%. The resulting product is referred to as upgraded slag and is marketed as a rutile-equivalent product.

Synthetic Rutile

A number of processes have been developed for the beneficiation of ilmenite into products containing between approximately 90% and 95% titanium. These products are known as synthetic rutile or upgraded ilmenite. The processes employed vary in terms of the extent to which the ilmenite grain is reduced and the precise nature of the reducing reaction and the conditions used in the subsequent removal of iron. All of the existing commercial processes are based on the reduction of ilmenite in a rotary kiln, followed by leaching under various conditions to remove the iron from the reduced ilmenite grains.

Feedstock Grades

The titanium feedstocks used to produce TiO2 pigment can be graded as follows:

•	Natural rutile (typically approximately 95% titanium);

•	Upgraded slag (typically approximately 95% titanium);

•	Synthetic rutile (typically approximately 90% to 93% titanium);

•	Chloride slag (typically approximately 86% titanium);

•	Chloride fines (typically approximately 83% to 86% titanium);

•	Sulfate slag (typically approximately 75% to 80% titanium);

•	Leucoxene (typically approximately 70% to 91% titanium);

•	Chloride ilmenite (typically approximately 58% titanium or above); and

•	Sulfate ilmenite (typically approximately 44% to 57% titanium).

The chart below shows the total titanium feedstock production grades during 2010:

Source: TZMI Mineral Sands Annual Review (2011)

Co-products

The primary co-products of heavy mineral sands mining and titanium slag production are zircon and high purity iron.

Zircon

Zircon is extracted, alongside ilmenite and rutile, as part of the initial mineral sands beneficiation process. Zircon typically makes up a relatively low proportion of heavy mineral sands mining but has a high value comparable to other heavy mineral products, resulting in it contributing a significant portion to total revenue. The major application of zircon is as an opacifier in ceramic glazes for tiles, plates, dishes and industrial products. Zircon is also used for the production of zirconium and zirconium chemicals, in refractories, as a molding sand in foundries and for TV glass, where it is noted for its structural stability at high temperatures and resistance to abrasive and corrosive conditions. Refractories containing zircon are expensive and are only used in demanding, high-wear and corrosive applications in the glass, steel and cement industries. Foundry applications use zircon when casting articles of high quality and value where accurate sizing is crucial, such as aerospace, automotive, medical and other high-end applications. Zircon is not used as feedstock for the production of TiO2 pigment. Historically, zircon has constituted a relatively minor part of the total product suite produced as a result of the mining and processing of titanium minerals. From the early 2000s, however, zircon has increased its value as a co-product, although it remains dependent on the mining of titanium minerals for its supply.

The chart below shows the total zircon demand by final application in 2010:

Source: TZMI Mineral Sands Annual Review (2011).

High Purity Pig Iron

In producing titanium slag, ilmenite smelters can recover iron in the form of high purity pig iron containing low levels of manganese. When pig iron is produced in this manner, the molten iron is tapped from the ilmenite furnace during the smelting process, alloyed by adding carbon and silicon and treated to reduce the sulfur content, and is then cast into ingots, or “pigs.”

The pig iron produced as a co-product of titanium slag production is known as nodular pig iron, ductile pig iron, low manganese pig iron or high purity pig iron. It is typically low in manganese, phosphorus and sulfur and is sold to foundries as a dilutant for trace elements and to steel producers for iron units.

Mining and Processing Techniques

This section describes the mineral sands mining and production process by which TiO2 pigment is ultimately derived and how its primary input, titanium feedstock, and the co-products zircon and pig iron, are obtained from deposits of mineral sands.

The diagrams below provide an overview of the process used to obtain titanium feedstock, as well as the co-products zircon and pig iron, all of which are ultimately derived from the mining of titanium minerals contained in sand or hard rock deposits. The South African and Australian diagrams are slightly different due to different feedstock characteristics.

Generic process for titanium feedstock production for South African operations

Generic process for titanium feedstock production for Australian operations

Mining

The mining of mineral sands deposits is conducted either “wet,” by dredging, or “dry,” using earth-moving equipment to excavate and transport the sands. Dredging, as used by the Tiwest Joint Venture at the Cooljarloo mine, is generally the favored method of mining mineral sands, provided that the ground conditions are suitable and water is readily available. In situations involving hard ground, discontinuous ore bodies, small tonnage or very high grades, dry mining techniques are generally preferred.

Dredge Mining

Dredge mining, or wet mining, is best suited to ore reserves located below the water table. A floating dredge removes the ore from the bottom of an artificial pond through a large suction pipe. The bulk sand material is fed as slurry through a primary, or “wet,” concentrator that is typically towed behind the dredge unit. The dredge slowly advances across the pond and deposits clean sand tailings behind the pond for subsequent revegetation and rehabilitation. Because of the capital cost involved in manufacture and location, dredge mining is most suitable for large, long life deposits, often of a lower grade. The dredging operations at Cooljarloo use two large floating dredges in a purpose-built pond. The slurry is pumped to a floating concentrator which recovers heavy minerals from the sand and clay.

Dry Mining

Dry mining is suitable where mineral deposits are shallow, contain hard bands of rock, or are in a series of unconnected ore bodies. Dry mining is performed at Namakwa Sands, which is located in an arid region on the west coast of South Africa. The unconsolidated types of ore are mined with front end loaders in a load and carry operation, dumping the mineral bearing sands onto a conveyor belt system that follows behind the mining face. The more competent layers are mined using hydraulic excavators in a backhoe configuration or by trackdozer. Namakwa Sands does not use blasting in its operations. The mined material is transported by trucks to the mineral sizers where primary reduction takes place.

Hydraulic Mining

KZN Sands uses a unique hydraulic mining method for mineral sands due to the topography of the ore body and the ore characteristics. A jet of high-pressure water (approximately 2,500 kilopascals) is aimed at a mining face, thereby cutting into and loosening the in situ sand so that it collapses on the floor. The water acts as a carrier medium for the sand, due to the high slimes content contained in the ore body. The slurry generated by the hydraulic monitors flows to a collection sump where oversize is removed and the slurry is then pumped to the primary concentration plant.

Processing

Concentration

Both wet and dry mining techniques utilize wet concentrator plants to produce a high grade of heavy mineral concentrate (typically approximately 90% to 98% heavy mineral content). Screened ore is first deslimed, a process by which slimes (mineral particles that are too fine to be economically extracted and other materials that are left over after the valuable fraction of an ore has been separated from the uneconomic fraction) are separated from larger particles of minerals, and then washed through a series of spiral separators that use gravity to separate the heavy mineral sands from lighter materials, such as quartz. Residue from the concentration process is pumped back into either the open pits or slimes dams for rehabilitation and water recovery. Water used in the process is recycled into a clean water dam with any additional water requirements made up from pit dewatering or rainfall.

Mineral Separation

The non-magnetic (zircon and rutile) and magnetic (ilmenite) concentrates are passed through a dry mill to separate out the minerals. Electrostatic and dry magnetic methods are used to further separate the ilmenite, rutile and zircon. Electrostatic separation relies on the difference in surface conductivity of the materials to be separated. Conductive minerals (such as ilmenite, rutile and leucoxene) behave differently from non-conductive minerals (such as zircon and quartz) when subjected to electrical forces. Magnetic separation is dependent on the iron content of a mineral. Magnetic minerals (such as ilmenite) will easily separate from non-magnetic minerals (such as rutile and leucoxene) when subjected to a magnetic field. A combination of gravity and magnetic separation is used to separate out zircon from the non-magnetic portion of the heavy mineral concentrate.

The heavy mineral concentrate at KZN Sands and Namakwa Sands is passed through wet high-intensity magnetic separation to produce a non-magnetic fraction and a magnetic fraction. This step is not required for the Tiwest Joint Venture material.

Smelting

Ilmenite at KZN Sands and Namakwa Sands is processed further through direct current arc furnaces to produce titanium slag with a titanium content of approximately 87%. The smelting process comprises the carbonaceous reduction of ilmenite to produce titanium slag and nodular pig iron. Ilmenite and as-received anthracite (dried to remove the fines before smelting) are fed in a tightly controlled ratio through a hollow electrode into an operating furnace where the endothermic reduction of ilmenite occurs. The resultant titanium slag has a lower density than the iron, and separation of the two liquid products occurs inside the furnace. The slag and iron are tapped periodically from separate sets of tapholes located around the circumference of the furnace. The tapholes for slag are on a higher elevation than those for iron. Slag is tapped into steel pots and cooled for several hours in the pots before the slag blocks are tipped out. The blocks are subsequently transported to the blockyard where they are cooled under water sprays for a number of days. They are then crushed, milled and separated according to size fractions, as required by the customers. The tapped pig iron is re-carburized and de-sulfurized, and cast into pigs.

Synthetic Rutile Production

Ilmenite may also be upgraded into synthetic rutile. Synthetic rutile, or upgraded ilmenite, is a chemically modified form of ilmenite that has had most of the ferrous, non-titanium components removed, and is suitable for use in the production of titanium metal or TiO2 pigment using the chloride process. Ilmenite is converted to synthetic rutile in a two-stage pyrometallurgical and chemical process. The pyrometallurgical stage involves heating ilmenite in a large rotary kiln. Coal is used as a heat source and, when burned in a limited air environment, it produces carbon monoxide, which promotes a reducing environment that converts the iron oxide contained in the ilmenite to metallic iron. The intermediate product, called reduced ilmenite, is a highly magnetic sand grain due to the presence of the metallic iron. The second stage involves the conversion of reduced ilmenite to synthetic rutile by removing the metallic iron from the reduced ilmenite grain. This is achieved through aeration (oxidation), accelerated through the use of ammonium chloride as a catalyst, and acid leaching of the iron to dissolve it out of the reduced ilmenite. Activated carbon is also produced as a co-product of the synthetic rutile production process.

Raw Materials

The smelters at KZN Sands and Namakwa Sands use anthracite as a reducing agent, which is available from a variety of suppliers. Namakwa Sands imports high quality anthracite for its smelter from Vietnam. Vietnam has a large anthracite resource, however, the Vietnamese government regulates both the price and sales volumes of anthracite. If the sales volume or price regulations were to become restrictive, it could negatively impact KZN Sands’s and Namakwa Sands’s production. Both of the KZN Sands smelters use anthracite from two local suppliers. Low ash and sulfur content are the main quality considerations. Anthracite suppliers with similar cost and availability to the Vietnamese supplier are available in Russia and Ukraine, as well as locally to Exxaro Mineral Sands’s South African operations in Swaziland. Alternatively, char may be used as a substitute reducing agent for anthracite.

The KZN Sands and Namakwa Sands operations currently use Sasol gas, which is available only from Sasol Limited. However, Sasol gas could be replaced with carbon monoxide gas produced by KZN Sands and Namakwa Sands, if necessary. KZN Sands is currently in the process of increasing its use of carbon monoxide gas.

Other raw materials used at the KZN Sands and Namakwa Sands operations include: electrodes, sulphuric acid, flocculant, ferrosilicon, nitrogen and oxygen. Multiple suppliers provide these raw materials.

The Tiwest Joint Venture’s synthetic rutile operation uses coal as a reducing agent, which is available locally from two suppliers, both of which have extensive coal resources. The synthetic rutile process relies on the quality of coal from southwest Western Australia for the efficient production of quality synthetic rutile and activated carbon from the synthetic rutile kiln. Other types of coal could likely be used if both of the current coal suppliers were unavailable, but some temporary adverse impact on the production and cost of synthetic rutile at the Tiwest Joint Venture would be likely.

TiO2 Pigment Production

Exxaro Mineral Sands’s business includes revenue from TiO2 pigment produced by the Tiwest Joint Venture, as discussed under “—Overview—Exxaro Mineral Sands.” For a discussion of the TiO2 pigment production process, see “Description of Tronox Incorporated—Pigment Segment—Manufacturing Process.”

Properties and Reserves

We estimate that, as of December 31, 2011 and December 31, 2010, the total book value of the South African mineral sands operations and its associated facilities and equipment was R3,888.1 million ($480.6 million) and R2,863.7 million ($432.6 million), respectively, and the total amount of capital expenditures for the South African mineral sands operations during 2011 and 2010 was R1,009.1 million ($139.0 million) and R269.0 million ($36.7 million), respectively.

Properties

Hillendale Mining Operations

Description of Property

The Hillendale heavy minerals deposit is located in northern KwaZulu-Natal, approximately 20 kilometers southwest of Richards Bay. Hillendale is bordered by the Mhlathuze River on the northwestern side and by eSikhawini Township on the southeastern side. The topography at Hillendale is characterized by a 3.8 kilometer long dune ridge, which runs parallel to the Mhlathuze River. The ridge, approximately 8 kilometers from the present coastline, is approximately 600 meters wide and reaches a maximum height of 75 meters above the river’s flood plain, although the average height of the dune throughout the Hillendale area is approximately 50 meters. Slopes to the southeast are relatively uniform and moderate, with gradients between 1:10 and 1:15, while the slopes facing the river tend to be steeper (1:2 to 1:5) and are dissected by several drainage lines. The Mhlathuze flood plain at the foot of the dune is approximately 15 meters above mean sea level, and varies in width from 300 to 700 meters. Mineral sands are extracted from a single open-cast mining area at Hillendale, the littoral marine and Aeolian coastal plain deposit, which stretches from south of Mtunzini and past Hillendale (as discussed below under “—Fairbreeze Mine—Description of Property”) in the north. Mining of the Hillendale ore body began in 2001. The Hillendale mine spans an area of approximately 1,206 hectares, comprising four properties referred to individually as Hillendale, Reserve 10, Braeburn and Braeburn Extension.

The Hillendale mining operations consist of a mining area, a primary wet plant, a residue dam and a return water dam. The mining area consists of mineralized dunes that are mined by means of hydraulic monitors. The ore body is shallow (30 to 40 meters), so drilling and blasting are not required as part of the mining process. The hydraulic monitors transport the ore in a slurry form via sluices to pump stations, from where the slurry is pumped to the primary wet plant. The primary wet plant uses a wet gravity separation process to produce heavy mineral concentrate, which is then transported to KZN Sands’s central processing complex at Empangeni for further processing. The residue dam at the mining operations is used for the sub-aerial deposition of slimes (fine clay material) extracted at the primary wet plant. Underneath the dam are several subterranean drains, which drain water to the return water dam. The drains are intended to lower the high water table underneath the residue dam and are expected to remain in place after the mine has been closed, draining into the agricultural drainage channels which run along the base of the dunes. Some water from the residue dam drains to the return water dam, where it is recycled for reuse in the mining operations, and the remainder is evaporated.

In 2011, the Hillendale mine produced approximately 7 million tonnes of ore. The design capacity of the mine is approximately 12 million tonnes per year. In 2011, the Hillendale primary wet plant produced approximately 370,322 tonnes of heavy mineral concentrate. The design capacity of the plant is approximately 931,000 tonnes per year. In 2011, the mineral separation plant at Empangeni produced approximately 212,868 tonnes of final mineral products, including approximately 167,578 tonnes of ilmenite, 28,374 tonnes of zircon and 16,916 tonnes of rutile. The design capacity of the mineral separation plant is approximately 596,000 tonnes of ilmenite per year, 60,000 tonnes of zircon per year and 30,000 tonnes of rutile per year. In 2011, the smelter at Empangeni produced approximately 91,782 tonnes of titanium slag (129,479 tonnes of chloride process slag and 22,184 tonnes of sulphate process slag, including 95,424 tonnes processed from the stockpile of slag blocks from 2010) and 57,727 tonnes of pig iron. The design capacity of the smelter is approximately 220,000 tonnes of titanium slag per year (186,000 tonnes of chloride process slag per year and 30,000 tonnes of sulphate process slag per year) and 124,000 tonnes of pig iron per year.

In August 2011, a scheduled inspection of Furnace 1 at KZN Sands revealed a water ingress into Furnace 1. The furnace was taken out of operation on September 8, 2011, after confirming that it was unsafe to operate it with the water ingress. Furnace 1 was out of operation for 168 days to completely re-line the furnace and to upgrade the hearth to a copper plate conductive hearth and resumed operation on February 25, 2012, as further discussed under “Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Furnace Shutdowns.”

When the Hillendale mine is decommissioned, which is expected to occur at the end of 2012, there will be a period during which KZN Sands intends to source an alternate supply of ilmenite from Namakwa Sands and other third party suppliers before the Fairbreeze mine commences operations, which is expected in 2014. We estimate that approximately 861,416 tonnes of smelter grade ilmenite will be required in order for titanium slag to continue being produced at KZN Sands during this period. We anticipate that Exxaro Mineral Sands will be able to acquire the required smelter grade ilmenite from a number of alternative sources during this period, including from the UMM Plant at Namakwa Sands, in order to meet the anticipated demand (for a further discussion of the alternate supplies of ilmenite, see “Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Fairbreeze Mining Project” and “—Namakwa Sands—Description of Property”).

Power and Water Supply

The Hillendale mining operations have an independent electrical distribution system. Power is supplied by Eskom Holdings Limited, the South African electricity public utility, through a single overhead transmission line dedicated to the mine.

Raw water is supplied to the Hillendale mining operations from a dam on the Mhlathuze River. The dam, and related pump station and supply line, are owned by the municipality. Roughly 50% of the water used at the primary wet plant is recycled.

Exploration

KZN Sands’s strategy for future exploration is to commence with an airborne geophysical survey that includes magnetic susceptibility and radiometric emission measurements. A survey of this nature has the potential to highlight ilmenite-rich zones from the magnetic information and zircon-rich zones from the radiometric data. Once prospective zones have been identified, the geophysical information can be interpreted in combination with the topography (i.e., dune forms) to delineate areas of potentially heavy mineral enrichment that can then be investigated in more detail.

Once resources have been identified, drilling is expected to begin with a spacing determined by the width and length of the ore body. As sample data becomes available, the spacing will be reduced accordingly, normally by halving the ore body length spacing.

Fairbreeze Mine

Description of Property

The Fairbreeze mineral sands deposits in northern KwaZulu-Natal are situated approximately 45 kilometers southwest of Richards Bay. The Fairbreeze area starts just south of the coastal town of Mtunzini and extends southward for about 12 kilometers in a strip approximately 2 kilometers wide which ends near the Fairbreeze off-ramp on the N2, the main highway along the Indian Ocean coast of South Africa. The Hillendale mine, as described above under “—Hillendale Mining Operations,” is currently the sole producer of heavy mineral concentrate for KZN Sands and is expected to reach the end of its economic life in 2012. The Fairbreeze area was identified as a successor to Hillendale during initial feasibility studies in 1999, which were updated in 2005 and 2010. Mining of the Fairbreeze ore bodies is planned to begin after the Hillendale mineral reserves have been exhausted. When Hillendale is decommissioned, there will be a period during which KZN Sands intends to source an alternative supply of titanium ore from Namakwa Sands and other third party suppliers before the Fairbreeze mine commences operation. The Fairbreeze mine is expected to provide ilmenite feed for the smelter operations located at KZN Sands’s central processing plant in Empangeni, where titanium slag is produced. The Fairbreeze project spans an area of approximately 4,140 hectares, comprising twenty-two properties. The five Fairbreeze deposits (A, B, C, D and C Extension) are arranged in an echelon pattern parallel to the coast. The Block P area, which comprises two farms spanning an area of approximately 487 hectares, is located 9 kilometers northeast of Empangeni and also forms part of the Fairbreeze mining right, although we do not currently have any plans to mine Block P. Most of the land on which Exxaro Sands has mining rights for the Fairbreeze project is owned by Mondi Ltd, which is currently subject to land claims by the Obanjeni Community, as further discussed below under “—Legal Proceedings—South Africa—Obanjeni Land Claims.” Exxaro Sands has not been denied access to the property, but further ownership disputes may arise, as further discussed under “Risk Factors—Exxaro Mineral Sands’s privately held South African land and mineral rights could be subject to land restitution claims.”

The Fairbreeze area is characterized by a ridge, 2 to 2.5 kilometers inland from the present coastline, comprised of ancient dune cordons of Berea-type red sands. The cordons have been dissected by rivers and streams, including Siyaya and Manzamnyama, leaving a smaller number of freestanding dunes along the entire length of the ridge. Slope gradients vary from 1:17 to 1:2, with the steeper slopes situated on the seaward side of the dunes. The maximum elevation of the ancient dunes in the Fairbreeze area is 109 meters above mean sea level. More recently formed dunes, which run parallel and closer to the present coastline than the ancient dunes, peak at 28 meters above mean sea level.

The Fairbreeze mining project is expected to be executed in two phases, as follows. During the first phase, the Hillendale primary wet plant and all reusable Hillendale mining equipment (e.g., pipes, pumping systems, cyclones for backfilling) will be relocated to a central position at Fairbreeze. The primary wet plant will be upgraded to treat the higher slimes throughput and a new residue storage facility, the Mega Sebeka dam, will be constructed. A second residue storage facility, the Valley dam, will be developed at a later date. A temporary retaining wall will be constructed within the Valley dam containment area so that it can be used as a return water dam until it is necessary to use the Valley dam as a residue storage facility. Due to the higher heavy mineral concentrate grade, the Fairbreeze C deposit and C Extension deposit are intended to be mined first. Mining of the Fairbreeze C deposit and C Extension deposit is expected to take five years to complete. The second phase of the Fairbreeze mining project will commence after the Fairbreeze C deposit and C Extension deposit have been mined out. The primary wet plant and mining infrastructure will be upgraded to a throughput of 2,200 tonnes per hour and the Valley dam will be built.

The planned mining method for Fairbreeze is similar to the one currently used at the Hillendale mine, where the ore body is mined using high-pressure hydraulic monitor guns to create a slurry that is gravitated in launders to satellite pump stations from where it is pumped to a main holding tank. It is then pumped to the primary wet plant to produce heavy mineral concentrate.

Power and Water Supply

We plan to reuse most of the existing electrical and instrumentation equipment from the Hillendale primary wet plant at the Fairbreeze mine. In addition, a new Eskom substation will be positioned approximately in the center of the total Fairbreeze mining ore body.

The only viable water supply option for the Fairbreeze project is the Mhlathuze River, which is currently used to supply water for the Hillendale mining operations. The availability of sufficient water has been confirmed by the water supply authority, Mhlathuze Water. Raw water is expected to be supplied by the pipeline operated by Mhlathuze Water, as per the existing Hillendale system, sourced at the present Hillendale pump station, but is expected to be upgraded to account for the additional demand.

Exploration

Natal Mineral Sands conducted an exploration program over the Fairbreeze area between 1988 and 1992. The initial phase comprised a shallow (approximately 5 meters) reconnaissance hand auger drilling program over much of the Fairbreeze A deposit and part of the Fairbreeze D deposit. The results indicated several zones of heavy mineral enrichment and subsequent deep drilling activities were targeted on those areas, mainly the Fairbreeze A deposit and the southern end of the Fairbreeze D deposit.

The Severin Development Corporation acquired surface and prospecting rights to the Fairbreeze C Extension deposit in November 1987 and conducted exploration and feasibility studies until 1994. Severin conducted a drilling program and metallurgical sampling to prove recoveries, finalize flow sheets and obtain marketing samples.

Iscor Limited purchased Natal Mineral Sands in 1994 and subsequently formed Iscor Heavy Minerals, which initiated a second phase of exploration to further define and delineate the known heavy mineral occurrences (Fairbreeze A and D deposits), to locate and delineate additional resources (Fairbreeze B and C deposits) and to classify the deposits according to internationally accepted standards.

In 2002, Exxaro Mineral Sands drilled the area which would have been covered by the first three years of mining on Fairbreeze C. Exxaro Mineral Sands conducted physical analyses, as well as x-ray fluorescence and mineralogy on the drilling samples. In December 2002, Exxaro Mineral Sands performed bulk sampling on a near surface site at Fairbreeze C primarily to assess the mining characteristics of the Fairbreeze material and to measure the performance of the Hillendale primary wet plant while it was being fed with Fairbreeze material.

Exxaro Mineral Sands obtained the prospecting rights for the Fairbreeze C Extension properties from Severin in April 2003, and began exploration using the Wallis Aircore method. Exxaro Mineral Sands conducted physical analyses, as well as x-ray fluorescence and mineralogy on the drilling samples. Exxaro Mineral Sands did not include Severin’s borehole data in its resource estimates, because the data was deemed unreliable. In May 2003, Exxaro Mineral Sands conducted a large diameter auger drilling program on the Fairbreeze A, C and C Extension deposits with the primary purpose of providing bulk samples for pilot plant test work.

In 2006, Exxaro Mineral Sands conducted further drilling on Fairbreeze C in order to improve drilling data, as well as to close the spacing between the existing drill holes.

Port Durnford Prospecting Project

Description of Property

Exxaro Sands has entered into a joint venture agreement with the Imbiza Consortium, a BEE group, in order to conduct exploration and development of the Port Durnford State Forest, which is located immediately south of the Hillendale mine and extends about 13 kilometers south towards the town of Mtunzini. The Port Durnford area lies between the Mhlathuze and Umlalazi rivers and is bordered by the R102 road to the west and by the coastal railway line to Durban and the township of eSikhawini to the east. The Port Durnford property ends near the Forest Inn on the R102 to Mtunzini and is transected by the N2. On June 11, 2010, Exxaro Sands submitted a new prospecting rights application to the DMR. To date, the DMR has not provided a final reply. The land subject to the Port Durnford prospecting rights application is currently owned by the South African state, but the Mkhwanazi Tribe has made land claims in respect of the land which have been accepted, although the land has not yet been transferred to the Mkhwanazi Tribe.

Port Durnford could be a source of ilmenite feed for the smelter operations at Hillendale’s central processing complex in Empangeni. We expect that primary beneficiation of the Port Durnford ore body will be conducted by the primary wet plant to be used at the Fairbreeze mine, which we plan to relocate to Port Durnford once Port Durnford’s mining operations have commenced. The ex-Fairbreeze plant is expected to have an hourly production rate of 2,200 tonnes run of mine and the hourly production rate at Port Durnford is ultimately expected to reach 2,800 tonnes run of mine (22 million tonnes run of mine per year) due to dropping ilmenite grades.

The Port Durnford deposit is high in silt content, which makes dredging an unsuitable mining method, therefore Port Durnford is expected to use hydraulic mining (see “—Mining and Processing Techniques—Mining—Hydraulic Mining”). Slimes dams will be used at Port Durnford and, based on the current performance at the Hillendale mining operations, about 80% of all slimes generated at Port Durnford are expected to be disposed of in the slimes dams. The remainder of the slimes are expected to be returned to the open mine pit. The Hillendale slimes dam will not be available for the disposal of slimes from Port Durnford, therefore a slimes dam will need to be constructed from the outset of production at Port Durnford. Once the hourly production rate at Port Durnford reaches 2,800 tonnes run of mine, two slimes dams will be required. The life of mine is expected to be approximately 15 years.

The capital expenditure estimate based on the 2009 prefeasibility study for the Port Durnford project is approximately R2,200 million ($303.0 million), and Exxaro Mineral Sands has incurred R0.9 million ($0.1 million) in capital expenditure in the two years since the study.

Power and Water Supply

Power is expected to be supplied to the Port Durnford mining operations by the same Eskom transmission line that currently feeds the Hillendale and Fairbreeze mining areas, and we plan to reuse the existing Fairbreeze electrical equipment (i.e., motor control centers, switchgear and transformers) at Port Durnford. Eskom has acknowledged the request for a relocation of the existing power supplies to accommodate the power required for Port Durnford’s mining operations. Eskom considers the power supply to Port Durnford to be both a new connection and a relocation of reserved network loads, and Eskom has indicated that the risk of non-approval is low due to the advantage of relocating the existing Fairbreeze load on the same network.

Water is expected to be supplied to Port Durnford from the same pipeline to be used for Fairbreeze, which will pass approximately 1.5 kilometers from the Port Durnford site. The raw water is expected to be sourced at the present Hillendale pump station, but be upgraded to account for additional demand. The water requirement for Port Durnford is expected to be only marginally higher than the total water requirement for Hillendale and Fairbreeze combined. The water supply authority, Mhlathuze Water, has confirmed the availability of sufficient water for the Port Durnford mining operations. Upon completion of mining activities at Hillendale and Fairbreeze, the water rights for those operations are expected to be transferred to Port Durnford.

Exploration

Between 1979 and 1980, Richards Bay Minerals carried out limited exploration activities on Port Durnford. The Industrial Development Corporation of South Africa Limited, a state-owned organization, conducted additional exploration of the property in 1984. Between 1988 and 1989, Richards Bay revised its prior exploratory work, indicating the presence of a low-grade heavy minerals deposit in the Port Durnford area with high silt content, but noting that it was uneconomic to exploit it at that time.

In 2003, Exxaro conducted aerial radiometric and magnetic geophysical surveys of an area including Port Durnford, which revealed patchy anomalies in the Port Durnford area with a good potential for heavy mineral concentrations. Exxaro began an initial exploratory drilling program in February 2006. Exxaro used the results of the initial phase to plan the location of the next set of boreholes, targeting areas with more than 3.0% total heavy minerals. Exxaro began an infill drilling program between November 2007 and July 2008, basing the borehole spacing on the observed variability from the initial drilling program. All drilling of the Port Durnford area was done with the Wallis Aircore method, complemented by a sonic coring system to better understand the geology of the area.

Centane Prospecting Project

Description of Property

Exxaro Mineral Sands obtained the Centane prospecting project when Iscor Limited purchased Natal Mineral Sands in 1994 (see “—Fairbreeze Mine—Exploration”). Centane’s heavy mineral deposits occur along the southern part of the former Transkei coast, in the Eastern Cape province. The three Centane deposits, Ngcizele, Nombanjana and Sandy Point, are located about 65 kilometers southeast of Butterworth and about 80 kilometers northeast of East London, as shown on the map above. The three deposits are subdivided by two perennial rivers.

The inland heavy mineral bearing dune cordons of Centane’s east coast were deposited during marine regression in the late Tertiary to early Quarternary periods. Except for the Sandy Point dune, the Centane dunes have undergone intense weathering and decomposition of ferromagnesian minerals, resulting in the deep red color of the Berea-type red sands. The sand is medium grained and moderately sorted. Valuable heavy minerals comprising ilmenite, zircon, rutile and leucoxene are distributed throughout the thickness of the Centane deposit.

Exxaro Mineral Sands conducted exploration activities on Centane as part of its studies to evaluate the development of the Centane deposit as a potential long-term supply of ilmenite feed for KZN Sands’s smelter operation at Empangeni, where titanium slag is produced. Centane is an important mineral resource for Exxaro Mineral Sands’s future growth or mine replacement projects.

Power and Water Supply

There is currently no infrastructure in place to supply power or water to the Centane project.

Exploration

A number of companies have evaluated the Centane deposits since early 1970, including King Resources, B Locke of Rhodes University in 1972, Wavecrest Titanium (Pty) Ltd in 1973, Cape Morgan Titanium in 1984, Anglo American Prospecting Services in 1987, Rhombus Exploration in 1988 and Rand Mines in 1990. Rhombus Exploration conducted detailed exploration work, including drilling and seismic studies, in the late 1980s, as part of their pre-feasibility studies on Centane. The majority of the boreholes drilled by Rhombus Exploration were spaced on a 400 meter by 100 meter grid.

In October 2006, Exxaro Mineral Sands converted an older order prospecting permit, covering 1,972 hectares of the Centane property, into a new order prospecting right, in compliance with the MPRDA. Although the DMR granted Exxaro Mineral Sands the prospecting right with respect to the Centane property, an embargo on prospecting activities in the Eastern Cape remained in force until the DMR issued a clarification in February 2008 to proceed with prospecting activities.

In 2008, under the new order prospecting right, Exxaro Mineral Sands drilled 66 boreholes on the Ngcizele orebody using the Wallis Aircore method, with the goal of evaluating the exploration work performed by Rhombus Exploration. Drilling on the Nombanjana orebody has not been completed because local communities prevented Exxaro Mineral Sands from accessing the site.

The new order prospecting right over the Centane property lapsed on October 8, 2011. Exxaro Mineral Sands lodged an application with the DMR for a renewal of the prospecting right in July 2011, and is currently awaiting an outcome on the application from the DMR. We plan to conduct additional drilling on Centane if the prospecting right is renewed.

Exxaro Mineral Sands undertook mineral resources modelling on Nombanjana and Sandy Point in the late 1990s. The mineral resources on Ngcizele are based on the drilling work conducted by Exxaro Mineral Sands in 2008. The classification of Centane’s mineral resources is largely based on the drilling density.

Namakwa Sands

Description of Property

The Namakwa Sands operations were constructed in 1993-1994 by Anglo American Corporation and were fully commissioned and operational by 1995. Exxaro acquired Namakwa Sands from Anglo American in 2008. Namakwa Sands conducts mining activities at its Northern Operations in Brand se Baai, located approximately 350 kilometers north of Cape Town. The Namakwa Sands mine site is situated approximately 92 kilometers northwest of Vredendal, in the West Coast Municipal Area, and 220 kilometers from the port of Saldanha. Exxaro TSA Sands owns the surface rights over 25,089 hectares of land, of which 17,111 hectares are situated in and around the mine site and 6,354 hectares are in remote prospecting areas. An additional 832 hectares of agricultural land are held at the mineral separation plant and Lutzville areas plus a further 792 hectares at the Southern Operations. Exxaro TSA Sands also holds 56 kilometers of servitude rights in the area adjacent to the road between the mineral separation plant and the mine, on which the pipeline that delivers fresh water to the mine and fiber optic communication cables are located. Exxaro TSA Sands owns numerous residential properties in the towns of Lutzville, Vredendal, Saldanha and Vredenburg, which provide housing for Namakwa Sands’s employees and their families at a nominal cost.

The general topography of the mine site is characterized by deflation dunes along coastal plains, which are intermittently dissected by dry riverbeds to form an undulating landscape. Brand se Baai is one of many bays along this stretch of coast. The Namakwa Sands mine is constrained between two hills, Graauwduin-se-kop in the northeast and Skimmelkop in the southwest, and is truncated by the Groot Goerap and Sout Rivers in the north. The elevation rises from west to east, reaching an elevation of just over 200 meters above mean sea level in the northeast. Minerals are transported approximately 52 kilometers from the mines to the mineral separation plant by purpose-built trailers and trucks, which travel on a tar road constructed for this purpose. A railway line connects the mineral separation plant and the smelter, with minerals transported in specially-designed closed container rail trucks, to prevent mineral loss and contamination.

Namakwa Sands extracts heavy mineral sands using open-cast methods at two locations within the mining authorization area at its Northern Operations: the East Mine (3,370 hectares) and the West Mine (1,400 hectares). The East Mine primarily uses a shallow mineral sands stripping process with sequential rehabilitation taking place behind the active mining window. Operations at the West Mine entail shallow stripping of the mineral sands followed by a deep mining operation to recover hardened materials. Namakwa Sands has installed additional capacity to crush the hard material from the deep mining operation and improve the recovery process.

In 2011, the East Mine produced approximately 7.2 million tonnes of ore and the West Mine produced approximately 12.8 million tonnes of ore. The capacity of the East Mine is highly dependent on the underfoot conditions and the soil thickness; however, the East Mine typically has sufficient capacity to keep the East Mine primary concentration plant running at full capacity. The capacity of the West Mine is limited by its ability to supply a consistent grade of feed to the West Mine primary concentration plant. The West Mine’s capacity is approximately 25% more than that of the West Mine primary concentration plant. In 2011, the East Mine primary concentration plant produced approximately 625,423 tonnes of heavy mineral concentrate. The East Mine primary concentration plant currently has spare capacity of approximately 8% at a 93% utilization to treat run of mine. In 2011, the West Mine primary concentration plant produced approximately 1.1 million tonnes of heavy mineral concentrate. Due to the slimes content of the feed, the West Mine primary concentration plant only has approximately 2% spare capacity at a 92% utilization to treat run of mine. In 2011, the secondary concentration plant produced approximately 808,377 tonnes of heavy mineral concentrate (magnetic and non-magnetic material) and has spare capacity of approximately 4.7% at a 94% utilization to treat heavy mineral concentrate. In 2011, the mineral separation plant produced approximately 542,271 tonnes of mineral products, including approximately 376,623 tonnes of ilmenite, 30,727 tonnes of rutile and 134,921 tonnes of zircon. The mineral separation plant has spare capacity of approximately 16% at a 95% utilization to treat magnetic material and spare capacity of approximately 6% at a 91% utilization to treat non-magnetic material. In 2011, the smelter plant produced approximately 151,604 tonnes of chloride slag, 27,525 tonnes of sulphate slag and 108,928 tonnes of pig iron. The furnaces at the smelter plant are approximately 22% over the design capacity due to the implementation of side feed technology (where some of the ilmenite is fed from the side of the furnace instead of all through the single electrode) and better management of the chemical balance between the reductant and ilmenite used and the energy input.

Namakwa Sands is estimated to have production reserves through 2030. Exxaro TSA Sands submitted an application to extend its mining activities outside of the border line established by the Namakwa Sands Environmental Management Program Report (described below under “Regulation of the Mining Industry in South Africa and Australia—Mining Regulation in South Africa”), except for an environmentally sensitive area of The Kom, on July 15, 2011. On March 28, 2012, Exxaro TSA Sands received approval from the DMR, subject to a number of conditions. Exxaro TSA Sands now expects to proceed with a resource definition drilling program as part of the Namakwa Sands mine expansion. If the DMR had not approved Exxaro TSA Sands’s application, mining activity at Namakwa Sands might have been limited and the mine’s reserves might have been depleted in 2027.

As described above under “—Hillendale Mining Operations—Description of Property,” when the Hillendale mine is decommissioned, which is expected to occur at the end of 2012, there will be a period during which KZN Sands intends to source an alternate supply of ilmenite from Namakwa Sands and other third party suppliers before the Fairbreeze mine commences operations, which is expected in 2014. One of the expected alternate sources of ilmenite is a 3.0 million tonne stockpile of excess ilmenite that was mined primarily from the West Mine at Namakwa Sands, and stockpiled prior to final processing. This stockpile comprises approximately 30% garnet minerals that will need to be removed before the material can be used as furnace feed. We expect to construct a dedicated plant at Namakwa Sands (the “UMM Plant”) that would use magnetic separation to separate the garnet minerals from the ilmenite. The ilmenite would then be transported to KZN Sands for smelting. A detailed design of the plant has been completed, long lead items have been ordered and the necessary capital of approximately $11.5 million for the project has been approved. We expect the UMM Plant to begin producing ilmenite dedicated to the KZN Sands operations in November 2012. In the event that there are any delays in transporting ilmenite from the UMM Plant to the KZN Sands smelter or the UMM Plant is not operational in time to provide an alternate supply of ilmenite to KZN Sands, we expect to be able to import sufficient ilmenite from third party suppliers in order to meet the demand (as discussed under “Exxaro Mineral Sands Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments—Fairbreeze Mining Project”).

Power and Water Supply

Power is supplied to the Namakwa Sands mine by Eskom through a single overhead transmission line dedicated to the mine. The mining operations also have an emergency generator that is periodically tested under load and regularly tested off load.

In 2007, Exxaro began developing a cogeneration project to generate electricity from furnace off-gas produced as a by-product of the smelting process at the Namakwa Sands operations. The gas is rich in carbon monoxide and hydrogen and is currently flared. The cogeneration project would condition and combust the furnace off-gas in internal combustion engines to produce electricity. The project was further refined following Eskom’s introduction of its Power Conservation Program, which requires large industrial companies to decrease their energy consumption or face punitive tariffs for exceeding Eskom’s allowed quota. In September 2009, the National Energy Regulator of South Africa approved three 25.0% electricity tariff increases, which are expected to result in the cost of power from the cogeneration plant being cheaper than Eskom power by the end of 2013, soon after we anticipate commissioning the cogeneration plant. The possibility of Eskom implementing a Power Conservation Program or power-rationing regime in the event of power shortages and the added security of an independent supply of energy from the cogeneration plant would bring significant upside value to the cogeneration project. In addition, we believe that the project would contribute to energy efficiency and a lower carbon footprint for us, resulting in the mitigation of possible carbon taxes.

Sea water is supplied to Namakwa Sands from a sea water intake plant on the shore. The two pumps at the plant feed a sea water dam via a 4 kilometer pipeline. The dam has a capacity of 23,000 cubic meters, or 2 to 3 days, at full capacity. Sea water is used in the primary and secondary separation processes and is pumped via the sea water pump station installation close to the West Mine.

Fresh water is supplied to Namakwa Sands from the public irrigation canal system. The fresh water intake is from Koekenaap via a pipeline that runs to the mineral separation plant and mine. There are three pumps that feed the mining operations via a pipeline. Fresh water is stored in a 150,000 cubic meter dam.

Exploration

Heavy mineral sands were discovered along the west coast of South Africa around the turn of the 19th century. There are seven narrow coastal concentrations in the area, the largest of which lies adjacent to Namakwa Sands’s current mining area. In the late 1960s, the Geological Survey of South Africa (now the Council for Geoscience) mapped three airborne magnetic and radiometric anomalies, the weakest of which coincided with the Namakwa Sands mine site. In 1986, Anglo American Prospecting Services conducted a soil geochemical survey, and reinterpreted the government’s airborne-radiometric data, which led to the discovery and delineation of the Namakwa Sands ore body.

Since 2009, Namakwa Sands has used an annual drilling program to enable better long-term planning. The first half of each year is spent on mine resource definition drilling, and the latter half is spent on regional exploration activities. The update of the geological model is completed in the first part of the year to support the update of the life of mine and budget allocations in July of the following year. This gives Namakwa Sands’s mineral resource manager sufficient time to conduct resource modeling and classification. All drilling is done with the Wallis Aircore method. Exxaro Mineral Sands began an 18,000 meter drilling program on the East Mine area in 2010, which is expected to be completed in 2012. We intend to then focus drilling on the West Mine area on a 125 meter by 50 meter grid until 2014. Thereafter, we intend to focus drilling on areas outside the border line established by the Namakwa Sands Environmental Management Program Report but within the expanded mining right area recently approved by the DMR (as discussed above under “—Description of Property”).

The Southern Anomaly and Houtkraal prospecting permits, which relate to small deposits adjacent to the current ore body, are expected to be converted to mining rights and applications are expected to be submitted in the first half of 2012. This is expected to add approximately 30 million tonnes of resources over the life of mine. The Northern Anomaly (Groenrivier deposit) is still being evaluated. We expect to make a decision regarding the most suitable method of extraction by December 2012.

The Tiwest Joint Venture—Cooljarloo Mine

The Cooljarloo mine is located approximately 17 kilometers north of Cataby and approximately 170 kilometers north of Perth in Western Australia. Operations began at the Cooljarloo mine in 1989 and the mine is expected to be decommissioned around 2025 to 2030. The mine employs both dredge mining and dry mining methods. Initial heavy mineral concentrate reserves at Cooljarloo were 14 million tonnes, with approximately 7 million tonnes estimated to currently be remaining and about 14 million tonnes produced to date. The mining lease covers 9,744 hectares of land, of which 1,034 hectares are owned by the Tiwest Joint Venture, 42 hectares are owned by third parties and 8,668 hectares are Crown Land (which refers to land owned by the Australian state). The south mine dredge mining operations consist of two floating dredges that mine approximately 16 to 17 million tonnes of ore and produce 400,000 to 500,000 tonnes of heavy mineral concentrate annually. The Tiwest Joint Venture is currently implementing an expansion of the dredge mining operation that is anticipated to increase mining capacity to an estimated 23 to 24 million tonnes of ore per year. This expansion is expected to be commissioned in the second half of 2012, and is expected to allow the Tiwest Joint Venture to maintain heavy mineral concentrate production from the dredge mining operation at around current levels as grades decline along the future mine path. In 2011, the concentrator plants at the Cooljarloo mine produced approximately 769,000 tonnes of heavy mineral concentrate. Capacity at the concentrator plants depends on the grade of the mine head. The north mine is a dry mining operation that utilizes contract dozers, mining approximately 4 to 5 million tonnes of high grade ore annually and produces 200,000 to 300,000 tonnes of heavy mineral concentrate annually. The capacity of the north mine and south mine mining operations is highly dependent on the digging conditions within the mines (digging is easier when the sand is loose than when it is compacted or contains layers of clay). The current north mining operations have been extended to December 2013, after which they are intended to be closed and the plant relocated to Dongara in 2014, as discussed below under “—The Tiwest Joint Venture—Dongara Project.”

Heavy mineral concentrate from the Cooljarloo mine is transported to the Chandala dry mill and synthetic rutile plant by purpose-built trailers and trucks, which principally travel on a public highway between the two sites. The Chandala dry mill produces rutile, leucoxene, ilmenite, zircon and staurolite. The Chandala dry mill’s annual feed capacity is approximately 780,000 tonnes, and it produced approximately 601,000 tonnes of mineral products in 2011 at a utilization rate of 97.6% (utilization rate refers to the hours per year for which a given facility was operational).

The Chandala synthetic rutile plant uses a reduction kiln, physical separation, aeration, acid leach and drying to upgrade TiO2 ilmenite to TiO2 synthetic rutile by removing contaminates. The Chandala synthetic rutile plant’s current annual capacity is 225,000 tonnes. The plant produced approximately 219,000 tonnes of synthetic rutile in 2011 at a utilization rate of 96.2%. The Tiwest Joint Venture is currently conducting feasibility studies into brownfield expansion of the synthetic rutile plant that could expand annual capacity to approximately 300,000 tonnes per year. The goal of the proposed expansion would be to allow full utilization of internal ilmenite production from the expanded dredge operation and the proposed Dongara operation.

The Tiwest Joint Venture—Cooljarloo West Project

The Cooljarloo West project is an exploration project immediately to the west of the existing Cooljarloo mine. If the project proves sufficient reserves, it could allow for the extension of the mine life for the existing south mine dredging operation to beyond 2030. The Cooljarloo West project is in the initial stages, with a reported resource, but further drilling is required to extend the resource and prove out reserves. Operations in the Cooljarloo West area are forecast to begin in 2016 with the goal of optimizing the overall mine life dredge path.

The Tiwest Joint Venture—Dongara Project

The Tiwest Joint Venture is currently conducting feasibility studies into the relocation of the Cooljarloo north mine plant to Dongara, which is located about 150 kilometers north of Cooljarloo. The preferred mining method for the Dongara operation is dredging, which has a lower unit cost than dry mining and is expected to extend the life of the mine and defray fixed capital over a longer time period. Six mining leases have been granted over the Dongara site, with the relevant environmental approvals for the project expected in mid-2012. There are also 14 mining lease applications currently pending over one deposit at Dongara. We presently estimate that construction will begin in the first quarter of 2013, that dry mining will commence in the second quarter of 2014 and that dredging operations will commence in the fourth quarter of 2015.

The Tiwest Joint Venture—Jurien Project

The Tiwest Joint Venture holds the mineral rights to property in Jurien, Western Australia. The rights were originally used for operations conducted by Australia’s Western Mining Corporation in the mid-1970s, but no exploration or mining has been undertaken since that time. The Tiwest Joint Venture does not have any plans to commence activities on this project in the near future.

Mineral Resources and Reserves

Exxaro prepared the summary of the mineral resource and ore reserve estimates below as of December 31, 2011. “Ore reserves” in the context of this summary have the same meaning as “mineral reserves” as defined by the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, effective July 2007 (the “SAMREC Code”). Exxaro preferred the term “ore reserves” because it clarifies the difference between ore reserves and mineral resources.

The estimates presented below are derived from the detailed mineral resource and reserve statements compiled per operation or project, each representing a comprehensive estimation process conducted by or executed under the supervision of duly appointed resource and reserve competent persons, in accordance with the SAMREC Code for the South African properties and the Australasian Joint Ore Reserves Committee Code (2004) (the “JORC Code”) for the Australian properties. The standards in the SAMREC Code and the JORC Code differ in certain respects from those under the SEC’s Industry Guide 7. For example, the mineral resource and reserve statement below contains disclosures relating to measured, indicated and inferred mineral resource estimates. Measured, indicated and inferred mineral resources, while recognized and required by South African and Australian regulations, are not defined terms under the SEC’s Industry Guide 7. Accordingly, our future disclosures of mineral reserves prepared in accordance with the SEC’s Industry Guide 7 may differ substantially from the information set forth below.

All competent persons have sufficient relevant experience in the style of mineralization, type of deposit, mining method and activity for which they are responsible. The competent persons who prepared the Exxaro Mineral Sands resource and reserve estimates are as follows: Noxolo Zwane was the resource competent person and the reserves competent person for the Hillendale mine and the reserves competent person for Fairbreeze; Dumi Sibiya was the resource competent person for Fairbreeze, Block P and the Port Durnford project; Carel van Vuuren was the resource competent person and Marthina Alchin was the reserves competent person for the Namakwa Sands mine; and Paul Stevenson was the resource competent person and the reserves competent person for the Cooljarloo mine, the Jurien project and the Dongara project. All of the competent persons who prepared the Exxaro Mineral Sands resource and reserve estimates were employees of Exxaro or the Tiwest Joint Venture prior to the Transaction, and all of the information included in the Exxaro Mineral Sands resource and reserve estimates is attributed to Exxaro.

The mineral resources that fall within Exxaro Mineral Sands’s mining and prospecting rights areas are based on models which incorporate all new validated geological information and, if applicable, revised resource definitions and classifications. The Exxaro Mineral Sands resources were reviewed during 2011 to comply with the “reasonable and realistic prospects for eventual economic extraction” in accordance with the SAMREC Code. This definition implies that the competent person made a preliminary judgment regarding technical and economic factors likely to influence the property in terms of eventual and economic extraction. The mineral resources are classified in the “inferred,” “indicated” and “measured” categories according to the degree of geological confidence. Mineral resources are reported inclusive of those that have been converted to ore reserves and are presented as if they are wholly-owned, irrespective of the percentage attributable to Exxaro Mineral Sands.

Exxaro estimates ore reserves using the relevant modifying factors at the time of reporting, which include mining, metallurgical, economic, marketing, legal, environmental and social factors as well as governmental regulatory requirements. Measured mineral resources are converted to proven ore reserves and indicated mineral resources are converted to probable ore reserves, although the competent person may, after due consideration of one or more of the modifying factors, downgrade the classification. For example, the SAMREC Code provides that measured resources may be converted to probable ore reserves in the event that uncertainties associated with any of the modifying factors considered when converting mineral resources to mineral reserves resulted in a lower degree of confidence in the mineral reserves than in the corresponding mineral resources.

Because ore reserves are only estimates, they cannot be audited for the purpose of verifying exactness. Instead, estimated ore reserve information is reviewed in sufficient detail to determine if, in the aggregate, the data provided by Exxaro is reasonable and sufficient to estimate reserves in conformity with the practices and standards generally employed by and within the mining industry and that are consistent with the requirements of the SAMREC Code, for South African operations, and the JORC Code, for Australian operations. The process and calculations associated with the estimates have been audited by an internal competent person and are externally audited when deemed essential.

The Exxaro Mineral Sands mining rights are all of sufficient duration (or convey a legal right to convert or renew for a sufficient duration) to enable all reserves to be mined in accordance with current production schedules.

The following table summarizes the Exxaro Mineral Sands proven and probable ore reserves and estimated mineral resources as of December 31, 2011.

					Grade				Grade		Composition of THM
Operation[1]	Date Mine Opened	LoMP (years)[2]	Resource Category[3]	Tonnes[4]	% Ilmenite	% other[5]	Reserve Category	ROM[8]	% THM	% Ilmenite	% Zircon	% Rutile	% Leucoxene
Hillendale	2001	1.5	Measured	24.2	2.76	—
			Indicated	—	—	—	Proven[6]	7.3	5.88	56.12	7.14	3.91	2.04
			Inferred	—	—	—	Probable[7]	—	—	—	—	—	—

			Total	24.2	2.76	—	Total	7.3	5.88	56.12	7.14	3.91	2.04

Fairbreeze	2014	15	Measured	156.1	4.29	—
	(expected)		Indicated	55.7	2.56	—	Proven	114.3	7.74	62.73	8.52	3.46	1.71
			Inferred	9.0	1.92	—	Probable	25.4	5.02	56.19	7.81	3.29	1.50

			Total	220.9	3.76	—	Total	139.6	7.24	61.90	8.43	3.44	1.69

Block P10			Measured	—	—	—
			Indicated	40.6	3.05	—
			Inferred	—	—	—

			Total	40.6	3.05	—

Port Durnford prospecting project[9,11]			Measured	142.5	3.04	—
			Indicated	340.1	2.75	—
			Inferred	466.0	2.52	—

			Total	948.6	2.68	—

Centane prospecting project[10,11]			Measured	226.2	4.60	—
			Indicated	9.9	3.30	—
			Inferred	19.8	3.90	—

			Total	255.9	4.50	—

Namakwa Sands	1995	20	Measured	434.7	2.90	0.61
			Indicated	360.712	2.72	0.72	Proven	185.5	9.68	33.78	9.71	2.58	7.23
			Inferred	82.0	2.59	0.58	Probable	272.412	7.82	36.83	9.46	2.43	6.01

			Total	877.4	2.79	0.64	Total	457.913	8.57	35.47	9.57	2.57	6.53

Tiwest-Cooljarloo	1989	15	Measured	207.3	—	2.10
			Indicated	192.8	—	1.90	Proven	207	2.20	59.30	9.30	5.00	2.70
			Inferred	—	—	—	Probable	57.7	2.10	56.10	9.50	4.70	3.00

			Total	399.9	—	2.10	Total	264.7	2.20	58.60	9.40	5.00	2.80

Tiwest-Cooljarloo West prospecting project[11]			Measured	—	—	—
			Indicated	111.0	—	1.80
			Inferred	86.0	—	1.80

			Total	197.0	—	1.80

Tiwest-Jurien project		5.2	Measured	—	—	—
			Indicated	25.6	3.20	6.02	Proven	—	—	—	—	—	—
			Inferred	—	—	—	Probable	15.7	7.90	53.64	10.41	6.84	2.26

			Total	25.6	3.20	6.02	Total	15.7	7.90	53.64	10.41	6.84	2.26

Tiwest-Dongara project		9.8	Measured	55.2	2.21	4.54
			Indicated	12.0	2.30	4.81	Proven	29.5	7.32	48.60	6.95	1.98	10.05
			Inferred	15.9	1.98	4.01	Probable	—	—	—	—	—	—

			Total	83.1	2.18	4.48	Total	29.5	7.32	48.60	6.95	1.98	10.05

1	All extraction methods are open-cut mining operations.
2	“LoMP” stands for Life of Mine Plan, which means either the total number of years needed to extract reserves from a designed mine pit, or a design and costing study of an existing operation in which appropriate assessments have been made of realistic assumed modifying factors to demonstrate at the time of reporting that extracting is reasonably justified.
3	Mineral resources are quoted inclusive of mineral resources that have been modified to ore reserves.
4	Tonnages are quoted in metric million tonnes. The Tiwest Joint Venture is indirectly owned and operated by us following the consummation of the Transaction.
5	“Other” refers to zircon for Namakwa Sands and percentage of total heavy minerals (“THM”) for the Tiwest Joint Venture operations.
6	Proven reserves means the economically mineable material derived from a measured resource. Proven reserves are estimated with a high level of confidence, include contaminating materials and allow for losses that are expected to occur when the material is mined.

7	Probable reserves means the economically mineable material derived from a measured or indicated resource, or both. Probable reserves are estimated at a lower level of confidence than proven reserves, include contaminating materials and allow for losses that are expected to occur when the material is mined.
8	“ROM” stands for Run of Mine, which is a mining term that means a stockpile of ore that has been created without any blending or processing, meaning that the ore has been mined and transported to the stockpile location in its original condition. ROM is quoted in millions of tonnes.
9	A renewal for the Port Durnford prospecting right has been submitted. The outcome is still pending.
10	A renewal for the Centane prospecting right has been submitted. The outcome is still pending.
11	Block P, Port Durnford, Centane and Cooljarloo West are exploratory programs without known reserves.
12	A portion of the measured resources within Namakwa Sands’s mining right, but falling outside the boundary of the approved environmental management plan (“EMP”), was converted to probable reserves pending approval from the DMR to extend Namakwa Sands’s EMP boundary. Exxaro Mineral Sands submitted an application to the DMR to extend the Namakwa Sands’s EMP boundary, which was approved on March 28, 2012.
13	In 2011, the Namakwa Sands proven and probable reserves amount decreased by approximately 130 million tonnes from the 2010 amount due to mining of the reserves and the exclusion in 2011 of the east orange feldspathic sand (“EOFS”) material from Namakwa Sands’s life of mine and mineral reserves following a pre-feasibility study conducted in 2011, which concluded that building a proposed new plant to process the EOFS material was not currently economically feasible. The EOFS material, however, still remains part of Namakwa Sands’s mineral resources, and Exxaro Mineral Sands is investigating alternative technologies for processing the EOFS material.

The following table summarizes the material factors Exxaro used to modify the Exxaro Mineral Sands estimated mineral resources as of December 31, 2011 to ore reserves, as shown in the table above.

Factor	KZN Sands[1]	Namakwa Sands	Tiwest
Mining parameters
Geological loss	0%	RAS[2]: 2%, OFS[3]: 0%	0%
Dilution	n/a	n/a	6%
Mining loss	n/a	RAS: West Mine, 0%, East Mine, 3%, OFS: All, 0%	1%
Planned averaged slope angles (degrees)	30	45	South Mine: 30 North Mine: 45
Cut-off grade	Hillendale: 1.5% Ilmenite Fairbreeze: 2.0% Ilmenite	0.2% Zircon	1.3% THM

Reconciliation factor[4]
Ilmenite	1	1	1
Zircon	1	1	1
Rutile	1	1	1
Leucoxene	1	1	1
VHM[5]	n/a	n/a	1.06

Primary wet/processing plant recoveries
HMC[6] grade[7]	87% > HMC < 92%	90%	95%
Ilmenite	91.2%	n/a	92%
Zircon	93.2%	92%	96%
Rutile	90.2%	n/a	94%
Leucoxene	n/a	n/a	85%

Secondary processing plant recoveries
Ilmenite	n/a	n/a	94%
Zircon	n/a	86%	98%
Rutile	n/a	78%	96%
Leucoxene	n/a	n/a	91%

Factor	KZN Sands[1]	Namakwa Sands	Tiwest
Mineral separation plant recoveries
Ilmenite	80%	86%	97%
Ilmenite (URIC8)	85%	n/a	n/a
Zircon	83%	69%	81%
Rutile[9]	98%	75%	109%[9]
Leucoxene[9]	n/a	n/a	114%[9]

Yield—smelter/kiln
Titanium slag	55	52	n/a
Pig iron	32	32	n/a
Synthetic rutile	n/a	n/a	n/a

Financials
Exchange rate[10]	7.08 (R/US$)	7.15 (R/US$)	0.90 (A$/US$)

Price per tonne (in U.S. dollars)
Ilmenite	300	n/a	319.53
Zircon	2,450	2,403	Bulk: 1,885.47; Bagged: 2,055.03
Rutile	1,690	599	Bulk: 834.69; Bagged: 884.84
Leucoxene	n/a	n/a	Leu 85: 595.74; Leu 92: 672.53
Slag (chloride process)	760	788	n/a
Slag (sulphate process)	857	824	n/a
Slag fines	n/a	n/a	n/a
Pig iron	503	481	n/a
Synthetic rutile	n/a	n/a	n/a
Staurolite	n/a	n/a	79

Other
Mining/prospecting rights/permits/titles	Approvals	Approvals	Approvals
Environmental approvals	Approvals	Approvals	Approvals
Water use licenses	Approvals	Approvals	Approvals

1	KZN Sands comprises the Hillendale and Fairbreeze operations.
2	“RAS” stands for Namakwa Sands’s red aeolian sand unit.
3	“OFS” stands for Namakwa Sands’s orange feldspathic sand unit.
4	The reconciliation factor represents the geological model to run of mine (ROM)
5	“VHM” stands for valuable heavy minerals.
6	“HMC” stands for heavy mineral concentrate.
7	The HMC grade represents the percentage of total heavy minerals (THM) in the HMC.
8	“URIC” stands for unroasted ilmenite circuit.
9	Tiwest uses a magnetic/electrostatic process combined with x-ray fluorescence to determine mineral assemblage using its proprietary MA98 process. The MA98 process has not yet been modified to match the configuration of the mineral separation plant; therefore, recoveries of greater than 100% are reported.
10	Prices are forward-looking average estimates over future periods.

Competitive Conditions

The Titanium Feedstock Market

Titanium feedstock is considered to be one product, although it can be segmented based on the level of titanium contained within the feedstock, with substantial overlap between each segment. Different grades of titanium feedstock have similar characteristics and are generally suitable substitutes for one another, therefore, TiO2 producers source a variety of feedstock grades, and each of the main titanium feedstock producers supply a wide variety of feedstock grades to the TiO2 producers. At the high end of the scale, synthetic rutile and upgraded slag have been developed as direct substitutes for naturally occurring rutile. Each of these feedstock grades has a titanium content of more than 90.0%. Naturally occurring leucoxene has a titanium content that ranges from approximately 70% to 91% and may also be substituted for naturally occurring rutile. Chloride ilmenite is either used directly in the pigment production process or, more commonly, is upgraded to synthetic rutile. Sulfate ilmenite may also be used directly in the production of sulfate process pigment. Sulfate ilmenite is commonly upgraded to upgraded slag, chloride slag, chloride fines and sulfate slag.

Chloride process pigment producers primarily use naturally occurring rutile, leucoxene and ilmenite, upgraded slag, synthetic rutile and chloride slag. Sulfate process pigment producers primarily use naturally occurring ilmenite, sulfate slag and chloride fines. Ilmenite with a titanium content greater than 50.0% can be used in both the chloride and sulfate pigment production processes.

The majority of titanium feedstock producers supply several different grades of feedstock to the market. The global resources company Rio Tinto plc, for example, offers a comprehensive range of feedstock grades, including natural rutile, upgraded slag, chloride slag, chloride fines and sulfate slag. Iluka Resources Limited has a large presence for the supply of ilmenite, natural rutile and synthetic rutile. Bemax Resources Limited produces and supplies both ilmenite and natural rutile.

The geographic market for titanium feedstock is global in scope, and TiO2 producers regularly source and transport titanium feedstock from suppliers located around the world. The following table shows the global trade of titanium feedstock during 2010, in tonnes, based on information provided by TZMI and our own internal calculations.

EXPORTS	IMPORTS
	Asia- Pacific	Africa & Middle East	Western Europe & Scandinavia	Central & Eastern Europe	North America	Central & South America
Asia-Pacific		36,081	297,398	91,890	441,929	78,963
Africa & Middle East	448,900		471,095	49,391	1,072,813	41,007
Western Europe & Scandinavia	2,234	—		145,036	—	34,097
Central & Eastern Europe	10,051	—	—		62,599	27,754
North America	77,911	—	394,235	—		—
Central & South America	—	—	35,504	—	—

The table above shows that approximately 3.8 million tonnes of titanium feedstock were traded among the six main world regions. This is equal to approximately 44% of all titanium feedstock sold in 2010 (around 8,537,000 tonnes), including domestic and intra-regional sales. Large volumes of titanium feedstock were traded from Africa and the Middle East to North America, Western Europe and Scandinavia and the Asia-Pacific region. Significant volumes were also traded from the Asia-Pacific region to North America and Western Europe and Scandinavia and from North America to Western Europe and Scandinavia.

We do not consider transport costs to be a deterrent for sales of titanium feedstock, because the inter-regional shipping costs to Europe, Asia and North America are generally offset by the relatively lower labor costs in South Africa, as compared with Europe and North America. Titanium feedstock is typically priced on a Free-on-Board basis, meaning that the feedstock producers pay for transport and logistics to load the feedstock onto a vessel for transportation. The feedstock purchaser (i.e., the pigment producer) then pays the shipping cost. Pigment producers are primarily concerned with the delivered price and, where shipping costs are higher or increase for existing customers, feedstock producers typically absorb any price differential to ensure that supply contracts are met.

Exxaro Mineral Sands’s competitive advantages are its depth of experience in various mining methods and technologies, its ability and know how to produce upgraded products by means of direct current smelting of ilmenite and the synthetic rutile process, and its capacity to market zircon and rutile for use in a broad range of end-use applications. Exxaro Mineral Sands’s competitive disadvantages are the relative distance between its mining operations and its processing plants at Namakwa Sands and the Tiwest Joint Venture, as well as the relatively short life of its mining operation at KZN Sands and the Tiwest Joint Venture, which necessitates increased expenditures for exploration and development of new mines. We do not consider that these relative competitive disadvantages constitute a material risk to its business.

Exxaro Mineral Sands’s Competitive Position

Based on data reported by TZMI, and our own internal estimates, in 2010 Exxaro Mineral Sands (including 100% of the Tiwest Joint Venture) was the third largest titanium feedstock producer with approximately 10% of global titanium feedstock production. The largest titanium feedstock producer is the global company Rio Tinto, which had a market share by value of approximately 37.7% in 2010. Australian-based Iluka Resources Limited is the second largest manufacturer, with operations in Australia and the United States, and a market share by value of approximately 15.6% in 2010. A number of other manufacturers, such as Cristal (Saudi Arabia), Eramet SA (France), Kenmare Resources plc (Ireland), Kronos Worldwide Inc. (Europe), Pangang Titanium Industry Co Ltd (China), Kerala Mines and Metals Limited (India) and Ostchem Holding AG (Eastern Europe) also supply to the global market.

The table below shows our estimates of the worldwide titanium feedstock sales during 2010 by producer, based on the total amount of metric tonnage sold in 2010, as estimated by us based on its knowledge of the titanium feedstock industry, and the average price reported by TZMI for 2010.

	Sales by Volume[7]		Sales by Value[8]
	Tonnes	Market share(%)	U.S. Dollars (in millions)	Market share(%)
Rio Tinto plc[1]	2,009,000	22.0	854.4	37.7
Iluka Resources Limited	1,324,000	14.5	354.6	15.6
Exxaro Mineral Sands[2]	493,000	5.4	216.5	9.6
Cristal[3]	314,000	3.4	79.9	3.5
Eramet SA4	210,000	2.3	68.0	3.0
Kenmare Resources plc[5]	645,000	7.1	66.6	2.9
Others[6]	4,146,000	45.3	626.9	27.7

Total	9,141,000	100	2,266.9	100

1	Rio Tinto’s sales data includes sales made by its wholly-owned subsidiary, Canada-based Fer et Titane Inc (QIT), and its 37.0% interest in the largest titanium feedstock producer, South African company Richards Bay Minerals.
2	Exxaro Mineral Sands’s sales data includes sales made by KZN Sands and Namakwa Sands and 100.0% of the feedstock sales made by the Tiwest Joint Venture.
3	Cristal’s sales data includes sales made by Cristal Australia Pty Ltd and its wholly-owned subsidiary, Australian company Bemax Resources Limited.
4	Eramet’s sales data includes sales made by its wholly-owned subsidiary, Norwegian company Tinfos Titan & Iron AS.

5	Kenmare’s sales data includes sales made by its wholly-owned subsidiary, Mozambique company Moma Titanium Mineral Mine.
6	“Others” includes Chinese manufacturers, estimated to account for approximately 8% of global feedstock sales by value and 13% of sales by volume in 2010.
7	Volume represents sales of chloride ilmenite, sulfate ilmenite, natural rutile, synthetic rutile, chloride slag, sulfate slag (including chloride fines), leucoxene and upgraded slag. Volume values for competitors are derived from 2010 amounts of tonnage sold.
8	Sales value for Exxaro Mineral Sands based on U.S. Federal Reserve average exchange rate for 2010 ($1.00 = R7.30). Sales values for competitors are derived from 2010 sales volume and are based on prices per tonne.

As a result of the global economic downturn, demand for titanium feedstock decreased in 2008 and 2009. This led to a reduction in the level of investment in new mining projects and a reduction in titanium feedstock production. The increase in demand during 2010 and 2011 resulted in increasing prices for titanium feedstock, which was further compounded by the historic lack of investment and decreased output during the downturn. This limited availability is expected to continue in the short to medium term.

As a result of the limited supply of titanium feedstock, the global TiO2 market is also tight. Due to increasing demand for TiO2 in 2010 and 2011, major TiO2 producers are operating at near full capacity and, as a result of limited availability of titanium feedstock, TiO2 producers are constrained in their ability to meet any further demand by expanding capacity. Access to titanium feedstock is critical in order to effect any meaningful capacity increases.

The Zircon Market

Zircon consumption is driven by a number of end-use applications based on its unique properties, including opacification, wear resistance, chemical and thermal stability and electrical properties. The major end-use market for zircon is ceramics, followed by its use in zirconia and zirconium chemicals, refractories, foundries and other uses. Based on data reported by TZMI, in 2010, the largest demand for zircon came from China, representing approximately 42% of global zircon demand, followed by Europe, representing approximately 24% of global zircon demand, and the Asia-Pacific region, representing approximately 18% of global zircon demand. Demand in these regions is largely tied to the strength of the ceramics industries, as well as continued economic growth and a strong manufacturing sector.

TZMI has estimated that approximately three-quarters of the total global zircon supply comes from South Africa and Australia. The top three zircon suppliers in 2010 were Iluka, Exxaro Mineral Sands (including 100% of the Tiwest Joint Venture) and Richards Bay Minerals, representing approximately 33%, 20% and 17%, respectively, of the total zircon sand production.

Zircon producers generally compete on the basis of price, quality, logistics, delivery and payment terms and consistency of supply. Exxaro Mineral Sands has competitive advantages over its competition due to quality, long-term relationships with customers and product range. Exxaro Mineral Sands’s primary competitive disadvantage relative to its major competitors is its distance from its main consumers (i.e., Asia and Europe).

Global demand for zircon is strong and is expected to remain so due to increased urbanization, especially in developing economies such as China. Over the remainder of the decade, the global supply/demand deficit is likely to grow. Zircon prices are expected to continue to rise as a result.

The High Purity Pig Iron Market

Based on data reported by TZMI, pig iron produced from the mining and beneficiation of titanium feedstock accounted for approximately 3.5% of total global pig iron production in 2010. High purity pig iron produced from mineral sands mining is generally marketed to the steel industry, which uses pig iron in electric arc furnaces and the foundry or metal casting industry, for which pig iron is a key raw material. The three largest mineral sands producers who also produce high purity pig iron are Rio Tinto (through its QIT and Richards Bay Minerals operations), Exxaro Mineral Sands (excluding the Tiwest Joint Venture), and Eramet, which in 2010 produced 1,385,000 tonnes, 154,000 tonnes and 115,000 tonnes, respectively.

Pig iron producers typically make use of agents, principal agents or representing officers based within the target market. Pig iron sold to steel producers is normally sold per barge or even per ship load, while foundries tend to buy on a per truck load basis. Pricing is normally market-related, as published by various publications, for basic pig iron, and may vary as a function of quality (i.e., the purer the specification, the higher the value). Sales contracts vary from spot to 3-month supply; very seldom are the commitments longer.

Sales and Marketing

Direct relationship marketing is the primary technique employed by Exxaro Mineral Sands for the marketing of titanium feedstocks. Multi-year contracts are negotiated with annual or half-yearly pricing for the pigment industry, while the contract period tends to be less than one year (either per shipment, quarterly, half-yearly or one year) for feedstock going into the welding rod industry. Pricing for titanium feedstocks is usually adjusted either on a quarterly or half-yearly basis. In some instances, Exxaro Mineral Sands uses traders or agents for the sale of titanium feedstocks.

A portion of the zircon produced at Namakwa Sands is supplied on long-term multi-year tonnage contracts with some of Exxaro Mineral Sands’s larger European customers. The tonnage is subject to agreement on pricing, which Exxaro Mineral Sands negotiates at quarterly intervals or on a shipment-by-shipment basis. For customers of KZN Sands, and for smaller customers of Namakwa Sands, Exxaro Mineral Sands contracts zircon tonnage and pricing on a quarterly basis. Exxaro Mineral Sands seeks to avoid the use of agents and traders for the sale of zircon, favoring long-term relationships directly with end users.

Pig iron produced by Exxaro Mineral Sands is sold via agents. The agents either purchase the material directly from Exxaro Mineral Sands or sell the material on Exxaro Mineral Sands’s behalf.

The Tiwest Joint Venture does not sell or market its own products.

Exxaro Mineral Sands is not dependent upon any single customer, or a few customers, the loss of any one or more of which would have a material adverse effect on Exxaro Mineral Sands’s business.

Based on 2011 revenues, the percentage of titanium feedstock sales to Tronox Incorporated accounted for 6% of Exxaro Mineral Sands’s total revenue. Based on 2011 revenues, titanium feedstock sales to Tronox Incorporated combined with TiO2 pigment sales to Tronox Incorporated accounted for 29% of Exxaro Mineral Sands’s total revenue. Following completion of the Transaction, we expect that the percentage of titanium feedstock to be used for Tronox Incorporated’s operations within the combined group will increase.

Backlog Orders

The dollar amounts of Exxaro Mineral Sands’s backlog orders believed to be firm at the end of 2011 were $11,418,690 for KZN Sands, $30,839,480 for Namakwa Sands and $2,617,018 for Exxaro’s former 50.0% interest in the Tiwest Joint Venture. The dollar amounts of Exxaro Mineral Sands’s backlog orders believed to be firm as of the end of 2010 were $8,156,061 for KZN Sands, $9,198,548 for Namakwa Sands and $1,854,578 for Exxaro’s former 50.0% interest in the Tiwest Joint Venture. The increase in the backlog orders for KZN Sands and Namakwa Sands was caused by shipping delays during the fourth quarter of 2011. Transportation delays are a logistical factor over which Exxaro Mineral Sands has only limited control, as further discussed under “Risk Factors—The capacity and cost of transportation facilities, as well as transportation delays and interruptions, could adversely affect our ability to supply titanium feedstock to its pigment operations and its products to its customers.” The increase in the backlog orders for Exxaro’s former 50.0% interest in the Tiwest Joint Venture was mainly due to shipment rollovers from 2010 to 2011. All rollover shipments for Exxaro’s former 50% interest in the Tiwest Joint Venture were completed in January 2012. We expect the backlog to be filled by the end of the second quarter of 2012.

Seasonality

Because TiO2 is widely used in paint and other coatings, titanium feedstocks are in higher demand prior to the painting season (spring and summer in the Northern Hemisphere), and pig iron is in lower demand during the European summer holidays, when many steel plants and foundries undergo maintenance. Zircon generally is a non-seasonal product but is negatively impacted by the Chinese New Year holiday due to reduced zircon demand from China.

Exxaro Mineral Sands Licenses and Leases

South Africa

Exxaro Mineral Sands’s primary South African mining rights are the Hillendale and Fairbreeze mining rights and the Namakwa Sands mining rights.

The Fairbreeze Conversion mining right is an old order mining right in respect of ilmenite, rutile and zircon (heavy minerals), which was converted to a new order right and executed by the DMR on March 23, 2010 and is valid for a period of 30 years. For a discussion of old order and new order mining rights, see “—Regulation of the Mining Industry in South Africa and Australia—Mining Regulation in South Africa—The MPRDA.”

The Fairbreeze C Extension mining right is a new order mining right in respect of ilmenite, rutile and zircon (heavy minerals), which was originally granted to Exxaro Sands and executed by the DMR on April 9, 2009 and is valid for a period of 30 years.

The Hartebeestekom mining right at Namakwa Sands is an old order mining right in respect of heavy minerals (general), which was converted to a new order mining right and ceded by Anglo Operations Limited to Exxaro TSA Sands on August 25, 2008. The Hartebeestekom mining right is valid for a period of 30 years, until 2038.

The Rietfontein Conversion mining right at Namakwa Sands is an old order mining right in respect of heavy minerals (general), which was converted to a new order mining right and ceded by Anglo Operations Limited to Exxaro TSA Sands on August 25, 2008. The Rietfontein Conversion mining right is valid for a period of 30 years, until 2038.

The Hillendale mining right at KZN Sands is an old order mining right in respect of heavy minerals (general), which was converted to a new order mining right on March 23, 2010. The Hillendale mining right is valid for a period of 25 years, until 2035.

An application for renewal of a mining right must be submitted within 60 working days prior to the mining right’s expiry date. A mining right may be renewed for further periods, each of which may not exceed 30 years. The Minister of Mineral Resources must grant a renewal of a mining right if the holder has complied with the terms and conditions of the mining right and is not in contravention of any provision of South African law.

Australia

There is one mining lease for the Tiwest Joint Venture’s operations at Cooljarloo, which was granted on March 2, 1989 for a term of 21 years. The term was extended for an additional 10 years in 2010, and will expire on March 1, 2020 (unless the term is further extended).

The Tiwest Joint Venture operations are also governed by a State Agreement with the State of Western Australia which was approved and ratified by the Parliament of Western Australia. State Agreements are contracts between the government of Western Australia and the proponents of major resources projects, and are ratified by an Act of the State Parliament. State Agreements specify the rights, obligations, terms and conditions for the development of major resources projects, and establish a framework for ongoing relations and cooperation between the State and the proponent of the project. The relevant State Agreement relating to the Tiwest Joint Venture is the agreement authorized and scheduled to the Mineral Sands (Cooljarloo) Mining and Processing Agreement Act 1988 (WA).

The Tiwest Joint Venture has three mining leases at Jurien, which were all granted in 1989 and which were all extended in 2010 for an additional 21 year term ending in 2031. No mining or processing activity has been conducted at Jurien since 1994.

The Tiwest Joint Venture has six mining leases over the Dongara Project area. The Tiwest Joint Venture is in the process of having a Public Environmental Review performed on the Dongara Project area in order to obtain approval to mine from the Environmental Protection Authority (Western Australia). Fourteen additional mining leases over the Dongara Project area are currently under application and are progressing through the future act process under the Native Title Act 1993 (Cth) the (“Native Title Act”) prior to being granted by the Department of Mines and Petroleum.

The Tiwest Joint Venture also manages six exploration licenses at Cooljarloo West, for areas which are currently under active exploration.

Research and Development

We have a research and development section that services all of Exxaro Mineral Sands’s commodities. The research and development section focuses on applied research and development testing of both new and existing processes. The research and development facility has an area dedicated to heavy minerals in order to prevent contamination and has both laboratory and pilot scale equipment, mostly for physical beneficiation processes. The facility also has a strong mineralogy section. For the past three years, the research and development section spent approximately R5.0 million ($0.7 million) per year on development projects. This figure does not include the cost of test work for feasibility studies, which can vary significantly from year to year.

Patents, Trademarks, Trade Secrets and Other Intellectual Property Rights

Proprietary protection of Exxaro Mineral Sands’s intellectual property is important to its business. Exxaro Mineral Sands has a comprehensive intellectual property strategy that includes obtaining, maintaining and enforcing its patents, trademarks and other intellectual property.

Patents

Exxaro Mineral Sands owns three patents (including provisional patent grants) and has another four pending patent applications, and its patents are protected in most of its primary markets. Exxaro Mineral Sands also relies on intellectual property for its Namakwa Sands operations which was granted to Exxaro Mineral Sands in perpetuity by Anglo American South Africa Limited for use on a worldwide basis, pursuant to a non-exclusive license. None of Exxaro Mineral Sands’s patents are due to expire in the next five years. While a presumption of validity exists with respect to issued patents, any of Exxaro Mineral Sands’s patents could be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, we cannot assure the issuance of any pending patent application or, if patents do issue, that they will provide meaningful protection against competitors or against competitive technologies. In addition, Exxaro Mineral Sands’s competitors or other third parties may obtain patents that restrict or preclude its ability to lawfully produce or sell its products in a competitive manner.

Trademarks and Trade Secrets

Exxaro Mineral Sands has 14 trademark registrations (including applications for registrations currently pending) in South Africa and Australia. Exxaro Mineral Sands protects the trademarks that it uses in connection with the products it manufactures and sells and has developed goodwill in connection with its long-term use of its trademarks, however, there can be no assurance that the trademark registrations will provide meaningful protection against the use of similar trademarks by competitors, or that the value of Exxaro Mineral Sands’s trademarks will not be diluted.

Exxaro Mineral Sands also uses and relies upon unpatented proprietary know-how, continuing technological innovation and other trade secrets to develop and maintain its competitive position. Exxaro Mineral Sands conducts research activities and protects the confidentiality of its trade secrets through reasonable measures, including confidentiality agreements and security procedures.

Regulation of the Mining Industry in South Africa and Australia

Mining Regulation in South Africa

The South African Minerals Act of 1991 established legislation to provide for the health and safety of mine workers and to regulate orderly utilization and rehabilitation of the land surface during and after prospecting and mining operations. Following the 1993 amendment of the South African Minerals Act, each new mine must prepare an Environmental Management Program Report (an “EMPR”) for approval by the DMR. An EMPR is a single document that is meant to satisfy all South African government departments, from Agriculture to Water Affairs and Forestry, and is intended to simplify and standardize the reporting and monitoring procedures governing environmental management of individual mining enterprises. EMPRs cover the environmental impacts of a mine during its life, up to the point where the DMR issues a closure certificate. EMPRs must specify provisions for environmental management during the construction, operational, decommissioning and aftercare phases. EMPRs also set out timetables and the extent of financial commitments to cover each phase of management.

The MPRDA

The MPRDA came into effect on May 1, 2004, and vests all mineral rights in South Africa in the state (including the right to grant prospecting and mining rights). The objectives of the MPRDA are, among other things, to promote equitable access to the nation’s mineral resources by South Africans, expand opportunities for historically disadvantaged persons (“HDSAs”) who wish to participate in the South African mining industry, advance social and economic development and create an internationally competitive and efficient administrative and regulatory regime based on the universally accepted principle (consistent with common international practice) that mineral resources are part of a nation’s patrimony.

There are four principal authorizations available under the MPRDA with respect to minerals: a reconnaissance permission, a prospecting right, a mining right and a retention permit. A reconnaissance permission may be applied for in order to search for minerals by way of geological and geophysical surveys. A reconnaissance permission is valid for two years and is not renewable. Prospecting rights are initially granted for a maximum period of five years and can be renewed once upon application for a further period not exceeding three years. Mining rights are valid for a maximum period of 30 years and can be renewed upon application for further periods, each of which may not exceed 30 years. The MPRDA provides for the grant of retention permits, which would have a maximum term of three years, and which could be renewed once upon application for a further two years.

The Minister of Mineral Resources considers a wide range of factors and principles when deciding whether to grant prospecting and mining rights applications, including proposals relating to black economic empowerment and social responsibility. A mining right can be cancelled if the mineral to which such mining right relates is not mined at an “optimal” rate.

Mining rights that existed before the date on which the MPRDA came into effect are referred to as “old order” mining rights. Old order mining rights were in turn classified as either “used” or “unused.” Unused rights were rights under which no prospecting or mining activity took place immediately before the commencement of the MPRDA, whereas used rights were rights under which prospecting or mining activity did take place immediately before the commencement of the MPRDA. The MPRDA required holders of used old order mining rights to apply for conversion of those rights into mining rights granted under the MPRDA, referred to as “new order” mining rights, by April 30, 2009, and required holders of unused rights to apply for conversion on or before April 30, 2005. Any used old order rights for which a conversion application was not filed by April 30, 2009, and any unused old order rights for which a conversion application was not filed by April 30, 2005, were terminated. All mining rights granted under the MPRDA, either through conversion or pursuant to new applications after the MPRDA came into effect, are referred to as new order mining rights. In accordance with the transitional arrangements of the MPRDA, all applications for prospecting permits, mining authorizations, consent to prospect or mine and all Environmental Management Programs made under the South African Minerals Act but not finalized or approved before May 1, 2004 (the date on which the MPRDA took effect), are treated as having been made under the MPRDA.

The South African government published the Broad Based Socio-Economic Charter for the South African Mining Industry in April 2004 (as amended in 2010) (the “Mining Charter”). The Mining Charter states that it is not the government’s intention to nationalize the mining industry. Instead, the Mining Charter’s stated objectives are to:

•	promote equitable access to South Africa’s mineral resources for all the people of South Africa;

•	substantially and meaningfully expand opportunities for HDSAs and women to enter the mining and minerals industry and to benefit from the exploitation of South Africa’s mineral resources;

•	utilize the existing skills base for the empowerment of HDSAs;

•	expand the skills base of HDSAs in order to serve the community;

•	promote employment and advance the social and economic welfare of mining communities and areas supplying mining labor; and

•	promote beneficiation of South Africa’s mineral commodities beyond mining and processing, including the production of consumer products.

To achieve its objectives, the Mining Charter requires that, within five years of its effective date, each mining company must achieve a 15.0% HDSA ownership of mining assets and, within ten years of its effective date, a 26.0% HDSA ownership of mining assets. Ownership can comprise active involvement, involvement through HDSA-controlled companies (where HDSAs own at least 50.0% plus one share of the company and have management control), strategic joint ventures or partnerships (where HDSAs own a least 25.0% plus one vote of the joint venture or partnership interest and there is joint management and control) or collective investment vehicles, the majority ownership of which is HDSA based, or passive involvement, particularly through broad-based vehicles such as employee stock option plans. The Mining Charter envisages measuring progress on transformation of ownership by:

•	taking into account, among other things, attributable units of production controlled by HDSAs;

•

allowing flexibility by credits or offsets so that, for example, where HDSA participation exceeds any set target in a particular operation, the excess may be offset against shortfalls in another operation;

•	taking into account previous empowerment deals in determining credits and offsets; and

•	considering special incentives to encourage the retention by HDSAs of newly acquired equity for a reasonable period.

The Mining Charter envisages that transactions will take place in a transparent manner and for fair market value, with stakeholders meeting after five years to review progress in achieving the 26.0% target. Under the Mining Charter, the mining industry as a whole agreed to assist HDSA companies in securing financing to fund participation in an amount of R100.0 billion ($12.4 billion) over the first five years, after which HDSA participation will be increased on a willing seller-willing buyer basis, at fair market value, where the mining companies are not at risk.

In addition, the Mining Charter requires, among other things, that mining companies:

•

spell out plans for achieving employment equity at the management level, with a view to achieving a baseline of 40.0% HDSA participation in management and achieving a baseline of 10.0% participation by women in the mining industry, in each case within five years;

•	give HDSAs preferred supplier status, where possible, in the procurement of capital goods, services and consumables; and

•	identify current levels of beneficiation and indicate opportunities for growth.

When considering applications for the conversion of existing licenses, the government takes a “scorecard” approach to the different facets of promoting the objectives of the Mining Charter. The scorecard sets out the requirements of the Mining Charter in tabular form, which allows the DMR to check off areas where a mining company is in compliance. The scorecard covers the following areas: human resource development; employment equity; migrant labor; mine community and rural development; housing and living conditions; procurement; ownership and joint ventures; beneficiation; and reporting.

The scorecard does not indicate the relative significance of each item, nor does it provide a particular score which an applicant must achieve in order to be in compliance with the Mining Charter and be granted new order rights. The Mining Charter, together with the scorecard, provides a system of “credits” or “offsets” with respect to measuring compliance with HDSA ownership targets. Offsets may be claimed for beneficiation activities undertaken or supported by a company above a predetermined “base state,” which has not yet been established for each mineral. Offsets may also be claimed for the continuing effects of previous empowerment transactions.

The Mining Charter also requires mining companies to submit annual, audited reports on the progress toward their commitments, as part of an ongoing review process.

The DMR recently amended the Mining Charter (the “Revised Mining Charter”), effective as of September 13, 2010. The requirement under the Mining Charter that mining entities achieve a 26.0% HDSA ownership of mining assets by 2014 has been retained in the Revised Mining Charter. Amendments to the Mining Charter in the Revised Mining Charter include requirements that mining companies achieve the following by 2014:

•

facilitate local beneficiation of mineral commodities and procure a minimum of 40.0% of capital goods, 70.0% of services and 50.0% of consumer goods from HDSA suppliers (i.e., suppliers of which a minimum of 25.0% plus one vote of their share capital is owned by HDSAs) by 2014 (these targets will be exclusive of non-discretionary procurement expenditure);

•

ensure that multinational suppliers of capital goods contribute a minimum 0.5% of their annual income generated from South African mining companies towards the socioeconomic development of South African communities into a social development fund from 2010;

•

achieve a minimum of 40.0% HDSA demographic representation by 2014 at the executive management (board) level, senior management (executive committee) level, core and critical skills, middle management level and junior management level;

•	invest up to 5.0% of annual payroll in essential skills development activities; and

•

implement measures to improve the standards of housing and living conditions for mineworkers by converting or upgrading mineworkers’ hostels into family units, attaining an occupancy rate of one person per room and facilitating home ownership options for all mineworkers in consultation with organized labor.

In addition, mining companies are required to monitor and evaluate their compliance with the Revised Mining Charter and must submit annual compliance reports (called scorecards) to the DMR. The scorecard provides for a phased-in approach for compliance with the above targets over the five year period ending in 2014. For measurement purposes, the scorecard allocates various weights to the different elements of the Revised Mining Charter. Failure to comply with the provisions of the Revised Mining Charter will amount to a breach of the MPRDA, may result in the cancellation or suspension of a mining company’s existing mining rights and may prevent a mining company from obtaining any new mining rights. For further information, please refer to “Risk Factors—Violations or noncompliance with the extensive environmental, health and safety laws and regulations to which we will be subject or changes in laws or regulations governing our operations could result in unanticipated loss or liability.”

The Royalty Act

The Mineral and Petroleum Resources Royalty Act, No. 28 of 2008 was promulgated on November 24, 2008, became effective on March 1, 2010 and imposes a royalty on refined and unrefined minerals payable to the state.

The royalty in respect of refined minerals is calculated by dividing earnings before interest and taxes (“EBIT”) by the product of 12.5 times gross revenue calculated as a percentage, plus an additional 0.5%. EBIT refers to taxable mining income (with certain exceptions, such as no deduction for interest payable and foreign exchange losses) before assessed losses but after capital expenditure. A maximum royalty of 5.0% of revenue has been introduced for refined minerals.

The royalty in respect of unrefined minerals is calculated by dividing EBIT by the product of nine times gross revenue calculated as a percentage, plus an additional 0.5%. Where unrefined mineral resources constitute less than 10.0% in value of the total composite mineral resources, the royalty rate in respect of refined mineral resources may be used for all gross sales and a separate calculation of EBIT for each class of mineral resources is not required. For further information, please refer to “Risk Factors—Violations or noncompliance with the extensive environmental, health and safety laws and regulations to which we will be subject or changes in laws or regulations governing our operations could result in unanticipated loss or liability.”

Environmental Management

Applicants for a mining right are required to conduct an environmental impact assessment and submit an Environmental Management Program, while applicants for a prospecting right, mining right or reconnaissance permit have to submit an Environmental Management Plan. Prospecting and mining rights only become effective under the MPRDA on the date that the corresponding Environmental Management Plan or Environmental Management Program has been approved. The MPRDA includes a requirement to make financial provision for the remediation of environmental damage as well as for the issuing of a closure certificate and requires that the financial provision be in place before approval of the Environmental Management Plan or Environmental Management Program. An application for a closure certificate now becomes compulsory upon lapsing of the right or cessation of activities.

Prior to the approval of the EMPR and the proposed mining operation itself, the applicant must make financial provision for the rehabilitation or management of negative environmental impacts, as noted above. In the event that the mine operator fails or is unable to rehabilitate environmental damage, the DMR will use all or part of the financial provision to rehabilitate or manage the negative environmental impact. The mining company must review its environmental liability annually and revise its financial provision accordingly to the satisfaction of the DMR.

The National Environmental Management Act

The National Environmental Management Act, No. 107 of 1998 (“NEMA”) is intended to integrate environmental management countrywide by establishing principles to serve as a general framework for environmental matters and by providing guidelines for the interpretation, administration and implementation of NEMA and any other environmental law.

Each identified organ of state exercising environmental functions is required to prepare an environmental implementation and management plan and thereafter to exercise its functions in accordance with the plan. The plan is submitted to the Committee for Environmental Co-ordination and the Director-General of Environmental Affairs (and, in turn, to the Minister of Environmental Affairs) followed by annual reports.

NEMA imposes a duty on any person who causes, has caused or may cause significant pollution or environmental degradation to take reasonable measures to prevent, minimize and rectify significant pollution and environmental degradation. There is no stipulated threshold limit for pollution that triggers the obligation to remediate and there are no legislated standards to which contamination must be remediated. What NEMA does require is the taking of reasonable measures. Non-compliance with the duty allows a competent authority to require that specified measures be taken. If such measures are not taken by the relevant regulated person, the competent authority may take those steps itself and recover the costs from various parties. Liability is retrospective.

The creation of a “cradle to grave” obligation for pollution or degradation of the environment, as well as the methods of enforcement, are extremely important in South Africa. NEMA creates the possibility of a class action against any entity for the potential or actual adverse consequences of a particular activity on the environment.

Environmental Impact Assessment Regulations

The Minister (at the national level) and the MEC (at the provincial level) are empowered to identify activities that require environmental authorization prior to commencement and/or geographical areas in which listed activities may not be commenced without pre-authorization. This pre-authorization may not be granted without compliance with, or exemption from, environmental impact assessment regulations (“EIA Regulations”).

Initial EIA Regulations were promulgated in 2006 and listed the activities that would trigger the need for environmental authorization from the relevant environmental regulatory authority, usually the provincial environmental department, but in some cases the then National Department of Environmental Affairs and Tourism. The 2006 EIA Regulations repealed the regulations made under the Environment Conservation Act (discussed below), and added to them significantly. The 2006 EIA Regulations were enacted to streamline the environmental impact assessment procedure, as well as to shorten the time period from the date of an application to the date of authorization.

In 2010, new EIA Regulations were promulgated in order to revise the environmental impact assessment procedure and the criteria relating to environmental authorizations for the commencement of activities such as prospecting and mining. The 2010 EIA Regulations and a revised set of “Listed Activities” came into force on August 2, 2010.

The Environment Conservation Act

The Environment Conservation Act, No. 73 of 1989 was, prior to the enactment of NEMA, the primary legislation governing the protection and control of the environment in South Africa, but the enactment of NEMA and its repeal of various parts of the Environment Conservation Act has substantially eroded the power of the Environment Conservation Act. The provisions of the Environment Conservation Act that have survived deal with protected natural environments, limited development areas, regulations on noise, vibration and shock, general regulatory powers, various provisions relating to offenses and penalties and various incidental issues.

The National Water Act

The National Water Act, No. 36 of 1998 controls the pollution of water resources, regulates water use, water use charges and the protection of water resources, and administers the granting of water use licenses. The National Water Act is important because water is a limited resource in South Africa. The National Water Act creates a hierarchy of water requirements, the first being the maintenance of a reserve needed to maintain the natural environment. Water users are invited to apply for licenses in respect of a particular water use and the procedures for this application are set out in the National Water Act. The license may or may not be issued, or may be issued subject to conditions, including conditions governing the permissible levels of chemicals in discharged waste water. The National Water Act also creates a duty of care regarding water resources similar to the duty imposed by NEMA, with similar consequences for non-compliance.

The National Environment Management: Air Quality Act

The National Environment Management: Air Quality Act, No. 39 of 2004 repealed the Atmospheric Pollution Prevention Act and regulates atmospheric pollution. The Air Quality Act came into full effect on April 1, 2010 and entrusts the Department of Environmental Affairs with the task of preventing pollution and ecological degradation, while at the same time promoting justifiable economic and social development. Metropolitan and district municipalities are charged with issuing atmospheric emission licenses for certain listed activities. Before these licenses will be issued, it must be shown that the best practical means are being employed to limit air pollution. Penalties and criminal sanctions are imposed for non-compliance with the Air Quality Act.

On March 31, 2010, the Department of Environmental Affairs established a list of activities that require atmospheric emission licenses. The Department of Environmental Affairs has published the minimum emission standards resulting from these listed activities. These include the permissible amount, volume, emission rate or concentration of the substance or mixture of substances that may be emitted into the atmosphere and the manner in which measurements of such emissions must be carried out. No person may conduct an activity listed on the national list anywhere in the Republic of South Africa, or an activity on the list applicable to a particular province anywhere in that province, without an atmospheric emission license or a provisional atmospheric emission license.

The National Environmental Management: Biodiversity Act

The National Environmental Management: Biodiversity Act, No. 10 of 2004 seeks, among other things, to manage and conserve biological diversity, to protect certain species and ecosystems, to ensure the sustainable use of biological resources and to promote the fair and equitable sharing of benefits arising from bio-prospecting involving those resources. It also establishes the South African National Biodiversity Institute.

The National Environmental Management: Protected Areas Act

Protected areas, such as nature reserves and special nature reserves, are declared and managed in terms of the National Environmental Management: Protected Areas Act, No. 57 of 2003. Depending on the nature of the protected area, certain activities (such as mining) may require Ministerial consent or may be prohibited outright. The Protected Areas Act also aims to promote the sustainable use of protected areas and the participation of local communities in such areas. In addition, it provides for the continued existence of the South African National Parks.

The National Environmental Management: Waste Act

The National Environmental Management: Waste Act, No. 59 of 2008 seeks to regulate waste management in South Africa by introducing a number of measures such as national norms and standards for waste management, a national waste information system, compliance and enforcement measures, and more specific waste management measures. Ultimately, the Waste Act will also introduce far reaching provisions relating to the declaration and remediation of contaminated land. With the exception of certain provisions, such as those relating to contaminated land, the Waste Act came into effect on July 1, 2009.

On July 3, 2009, the Department of Environmental Affairs published a list of waste management activities which have, or are likely to have, a detrimental effect on the environment. The consequence of such listing is that no person may commence, undertake or conduct a waste management activity, except in accordance with the requirements of the Waste Act, or a waste management license issued in respect of that activity, if such license is required.

The Nuclear Energy Act

The South African Energy Corporation Limited was established under the Nuclear Energy Act, No. 46 of 1999 to oversee the implementation of the Safeguards Agreement relating to the Nuclear Non-Proliferation Treaty, to regulate nuclear fuel, nuclear material and equipment, and to prescribe measures governing the disposal of radioactive waste and the storage of irradiated fuel.

The National Nuclear Regulator Act

The objects of the National Nuclear Regulator Act, No. 47 of 1999 are to establish a National Nuclear Regulator to regulate nuclear activities and to provide for safety standards and regulatory practices for the protection of persons, property and the environment against nuclear damage.

The National Radioactive Waste Disposal Institute Act

The National Radioactive Waste Disposal Institute Act, No. 53 of 2008 came into operation on December 1, 2009, and establishes the National Radioactive Waste Disposal Institute, the function of which is to manage radioactive waste disposal on a national basis. The National Radioactive Waste Disposal Institute Act also provides that generators of radioactive waste are responsible for all liabilities associated with such waste until the National Radioactive Waste Disposal Institute has received it and accepted it in writing.

Mine Health and Safety Act

The Mine Health and Safety Act, No. 29 of 1996 deals with the protection of the health and safety of persons in the mining industry, but it also has some implications for environmental issues because of the need for both environmental monitoring within mine operations and the maintenance of mine residue deposits.

National Environmental Management Amendment Act

The National Environmental Management Amendment Act, No. 62 of 2008 made a number of amendments to NEMA in order to further regulate environmental authorizations and to empower the Minister of Minerals and Energy to implement environmental matters in terms of NEMA, insofar as it relates to prospecting, mining, exploration, production or related activities on a prospecting, mining, exploration or production area. The National Environmental Management Amendment Act also aligns the environmental requirements in the MPRDA with NEMA by providing for Environmental Management Programs, consultation with state departments, exemption from certain provisions, financial provision for the remediation of environmental damage, the recovery of costs in the event of urgent remedial measures and the issuance of closing certificates as they relate to the conditions of the environmental authorization. The amended Section 24N(1A) of NEMA reads: “Where environmental impact assessment has been identified as the environmental instrument to be utilized in informing an application for environmental authorization, or where such application relates to prospecting, mining, exploration, production and related activities on a prospecting, mining, exploration or production area, the Minister, the Minister of Mineral Resources, an MEC or identified competent authority must require the submission of an environmental management program before considering an application for an environmental authorization.” It is not possible to grant exemption from the EMPR requirement as it is compulsory for the competent authority to request an EMPR.

Mining Regulation in Australia

Mining Law

Each Australian state and territory has its own legislation regulating the exploration for and mining of minerals. Exxaro Mineral Sands’s operations are principally regulated by the Western Australian Mining Act 1978 (WA) (the “Mining Act”) and the Mining Regulations 1981 (WA) (the “Mining Regulations”). The Department of Mines and Petroleum administers the Mining Act, which makes provision for a number of different tenements, including prospecting licenses, exploration and retention licenses and mining leases. Some of the basic features of these tenements are outlined below.

Mining Tenements

Prospecting Licenses and Exploration Licenses

A prospecting license grants the license holder the right to carry out exploration for all minerals (except iron ore, unless expressly authorized) in the license area.

The rights conferred by an exploration license are substantially the same as those conferred by a prospecting license.

Retention License

A holder of an exploration license, prospecting licence or mining lease may apply for a retention license. The application for a retention license must address certain criteria, including provision of a statutory declaration that mining of the identified mineral resource is for the time being impracticable for one or more of the reasons provided for in the Mining Act.

The holder of a prospecting, exploration or retention licence has the right to apply for a mining lease (over an area over which it has been carrying out its prospecting/exploration activities), and to have the mining lease granted to it (on such terms and conditions as the Minister considers reasonable) provided that there is significant mineralisation on or under the land to which the application relates, and that the application does not relate to certain areas of land such as reserves, for which the Minister’s consent is required before mining can be carried out on such land, a marine park or marine management area.

Mining Leases

In Western Australia, the maximum initial term of a mining lease is 21 years. Upon expiration of the initial term, a mining lease holder may renew the lease for a further period of 21 years, with subsequent renewals subject to the Department of Mines and Petroleum’s discretion. The maximum area for a mining lease applied for before February 10, 2006 is 10 square kilometres, after then, the size applied for is to relate to an identified orebody as well as an area for infrastructure requirements.

All mining leases carry standard conditions and endorsements regulating the activities that the lease holder may carry out in order to ensure that the land is adequately rehabilitated after mining and that mining is conducted in a safe manner. Mining activity may not commence until the tenement holder has received approval for its operational and environmental plan, which outlines the nature of the proposed development, the method of mining, its environmental impact, rehabilitation proposals and all building plans. The environmental impact plan must include a detailed description of both the proposed project and the existing natural environment in which it will take place, including the relevant aspects of the social environment, such as Aboriginal sites, heritage issues, community values and other existing land uses, and must summarize the licence holder’s environmental management commitments to manage and ameliorate any significant environmental impacts.

Mineral Royalties

Holders of mining leases are required to submit production reports and royalty returns to the Department of Mines and Petroleum on all minerals extracted from the mining area. The holder of, or applicant for, a mining lease shall, on each occasion that they pay royalties to the Department forward with the royalties a royalty return, in a form approved by the Minister, showing in full the details required to calculate those royalties.

State Agreements

State Agreements are essentially contracts between the government of Western Australia and the proponents of major resources projects, and are intended to foster resource development and related infrastructure investments, which are then approved and ratified by the Parliament of Western Australia. Statutory ratification means that the agreement takes effect notwithstanding any statute or general law which would otherwise be applicable to the agreement and the project contemplated by it. State Agreements typically operate as a framework for the development and operation of the relevant project from “cradle to grave” and are usually the source for all tenure necessary to support the project. A State Agreement typically obliges the private developer to pay royalties, make infrastructure available to third parties and support local content and community development initiatives.

The State Agreement relevant to the Tiwest Joint Venture and its production of mineral sands is the agreement authorized by and scheduled to the Mineral Sands (Cooljarloo) Mining and Processing Agreement Act 1988 (WA). State Agreements may only be amended by mutual consent, which reduces the sovereign risk and increases the security of tenure, however it should be noted that Parliament may, as a matter of principle, enact legislation that overrules or amends the particular State Agreement.

Native Title

“Native title” describes the rights and interests of Aboriginal and Torres Strait Islander people in relation to land, according to their traditional laws and customs that are recognized by the common law in Australia. The Australian Parliament passed the Native Title Act, which codified the native title doctrine. The Native Title Act recognizes that native title may be extinguished. The Native Title Act also provides for the grant of rights that may affect native title subject to compliance with its processes (such as the grant of a mining lease). It recognizes prior (to its enactment) extinguishment by an action of the government, such as the creation of an interest that is inconsistent with native title, and the grant of a right to exclusive possession through freehold title or certain leases (not including mining leases), although a valid mining title holder may exercise its title rights without interference from native title holders or claimants.

Native Title Claims and Determinations

The Native Title Act also provides for the determination of native title claims by the Federal Court. If a native title claim filed by Aboriginal people passes the registration test, it will be entered on the Register of Native Title Claims, upon which the applicant is entitled to certain statutory rights, including the right to negotiate with respect to the grant of rights that may affect native title (such as the grant of a mining lease). A claim may be referred by the Federal Court to the National Native Title Tribunal in order to mediate an outcome satisfactory to both native title claimants and any other interested parties. If this process is not successful, the Federal Court will set a trial to adjudicate the existence of a native title.

Compensation

The Native Title Act confers on native title holders a right to compensation for the effect of the grant of mining tenements (where native title exists).

In Western Australia, the State has passed to tenement holders liability for the payment of compensation to native title holders for any effect on their native title of the grant of certain tenements. It is a common condition for tenements granted after 1994 that the tenement holder pays any native title compensation. From January 1999, section 125A of the Mining Act 1978 (WA) passed liability for native title compensation for all tenements granted to the holder.

Cultural Heritage

Western Australian and Commonwealth legislation protects Aboriginal sites and areas as well as objects of archaeological and cultural significance. The consent of the Western Australian Minister is required under State legislation before a project which would impact on an Aboriginal site can proceed. Any declarations made under Commenwealth legislation for Aboriginal sites will also need to be complied with. Mining and development operations and new projects can be halted or delayed due to claims or impacts that operations or proposed projects may have on a site or area of Aboriginal cultural significance which will be damaged or desecrated by the operations or proposed projects. For example, the Aboriginal and Torres Strait Islander Heritage Protection Act 1984 (Cth) provides for the preservation and protection of “significant Aboriginal areas” (which can include bodies of water) and objects throughout Australia which are of particular significance to Aboriginals (including Torres Strait Islanders).

Environment

Mining operations in Western Australia are subject to a variety of environmental protection regulations.

Environmental Protection Act

The Environmental Protection Act 1986 (WA) is the primary source of environmental regulation in Western Australia. All project proposals that will likely have a significant effect on the environment are subject to an assessment by the Environmental Protection Authority, including a public comment process, and must be approved by way of a Ministerial Statement. Approval of a mid-size mining operation project with one or two sensitive environmental issues takes an average of two to three years to complete the process.

Occupational Health and Safety

Prescriptive legislation regulates health and safety at mining workplaces in Western Australia. The principal general occupational health and safety legislation and regulations are the Occupational Safety and Health Act 1984 (WA) and the Occupational Health and Safety Regulations 1996 (WA).

As part of a national process of harmonising work health and safety laws Australia wide, the Western Australian government is in the process of preparing draft harmonised legislation which will be introduced into Parliament next year. The government intends this legislation will be operational on January 1, 2013.

Environmental, Health and Safety Matters

Overview

As described above, Exxaro Mineral Sands’s facilities and operations are subject to extensive general and industry-specific environmental, health and safety regulations in South Africa and Australia. These regulations include those relating to mine rehabilitation, liability provision, water management, the handling and disposal of hazardous and non-hazardous materials and occupational health and safety. The following describes environmental, health and safety matters with respect to Exxaro Mineral Sands’s operations.

With the exception of Namakwa Sands’s mining operations, mineral separation plant and smelter operations, where final approval for water licenses required by the National Water Act has not yet been obtained, Exxaro believes that Exxaro Mineral Sands’s operations are in compliance, in all material respects, with existing health, safety and environmental legislation and regulations. Exxaro Mineral Sands employs health, safety and environmental experts to advise it on technical and regulatory matters relevant to the management of its facilities and operations, and Exxaro continually invests in its plants, equipment and other infrastructure to ensure that the Exxaro Mineral Sands operations comply with its obligations under health, safety and environmental laws and regulations.

Capital Expenditures

We estimate that our material capital expenditures for Exxaro Mineral Sands’s environmental control facilities for the 2012 fiscal year will be approximately R37.0 million ($4.6 million). The cost of future compliance or further investments required to meet health, safety and environmental laws and regulations are difficult to estimate, but we consider it unlikely that these costs would have a material adverse effect on Exxaro Mineral Sands’s financial position or the results of operations.

Environmental Provision

As of December 31, 2011, Exxaro Mineral Sands’s provision for environmental and decommissioning rehabilitation, through a trust fund and guarantees, was approximately R154.5 million ($19.1 million) (guarantees) and R156.4 million ($19.3 million) (trust fund). The more significant sites covered by this provision and the type of rehabilitation and remediation work contemplated are as follows:

•	Several initiatives at the Namakwa Sands East Mine ensured that rehabilitation has been advanced over large areas to ensure that final rehabilitation liability has been reduced to a minimum.

•	At KZN Sands, the growth medium experiments at Hillendale have been successful and the final phases of rehabilitation are tested via trial plots.

•

Namakwa Sands is cleaning up the seepage of polluted water to groundwater and surface water from its evaporation facilities. The water treatment facilities which are required to replace the evaporation ponds are projected to cost in excess of R50.0 million ($6.2 million).

There is a shortfall (referred to as the “environmental provision shortfall”) between the amount of the assessed financial provision for environmental and decommissioning rehabilitation (as required under the MPRDA in respect of Exxaro Mineral Sands’s South African prospecting and mining operations) and the amount standing to the credit of a rehabilitation trust in respect of the assessed financial provision. The amount of the environmental provision shortfall is currently estimated to be approximately R139.5 million ($17.2 million). There will be an adjustment at the closing if the estimated environmental provision shortfall at the time of the closing exceeds or is less than approximately R139.5 million ($17.2 million). In addition, within six months after completion of the Transaction, we may elect to undertake a reassessment of the financial provision and if the reassessment results in a different environmental provision shortfall amount than the amount determined at closing, there will be another adjustment to account for the differences.

Water Use Licenses

As noted above, Namakwa Sands’s mining operations, mineral separation plant and smelter operations are not in possession of approved water use licenses, as required by the National Water Act, which requires that such licenses be obtained before operations linked to water use commence. The Department of Water Affairs is authorized to stop unlawful water use at any operations in violation of the water use license requirement. Applications have been made for all of the Namakwa Sands water use licenses but have not yet been granted. The Department of Water Affairs granted Namakwa Sands permission to continue its mining operations, mineral separation plant and smelter operations until water use licenses have been approved for those operations, subject to operating conditions set by the Department of Water Affairs.

Fairbreeze Environmental Impact Assessment

In order to receive the environmental authorization necessary to begin the Fairbreeze mining operations, Exxaro Mineral Sands prepared an environmental impact assessment report, which it submitted to the Department of Agriculture, Environmental Affairs and Rural Development (“DAEARD”), as required under NEMA. There are two forms of environmental impact reports: a basic assessment report (“BAR”) and a more rigorous scoping and environmental impact report (“SEIR”). NEMA provides that an applicant may request permission to undertake a BAR instead of an SEIR if the applicant believes that the information included in the BAR will be sufficient to allow DAEARD to reach its decision. DAEARD granted Exxaro Mineral Sands permission to submit a BAR based on the fact that Exxaro Mineral Sands had already conducted extensive environmental impact assessments on the proposed Fairbreeze mining area over a period of approximately 13 years, and that undertaking the SEIR process would have repeated many of those assessments.

Although Exxaro Mineral Sands received permission from DAEARD to use the BAR process instead of the SEIR process to conduct its environmental impact assessment, the Mtunzini Conservancy objected to Exxaro Mineral Sands’s use of the BAR process and submitted an appeal to DAEARD challenging its grant of permission. DAEARD dismissed the Mtunzini Conservancy’s appeal; however, the Mtunzini Conservancy may still decide to contest the Fairbreeze project’s other pending authorizations (water use license, environmental authorization and land use planning authorization).

In connection with Exxaro Mineral Sands’s BAR for the Fairbreeze mining area, DAEARD requested additional clarification and information from Exxaro Mineral Sands. DAEARD’s request was not an indication that it required Exxaro Mineral Sands to use a process other than BAR. Exxaro Mineral Sands submitted the amended BAR for public review on February 9, 2012. The public review period closed on March 9, 2012. Exxaro Mineral Sands reviewed the public comments it received and submitted the amended final BAR to DAEARD on March 22, 2012, which was acknowledged by DAEARD on March 30, 2012.

Radioactive Minerals

Exxaro Mineral Sands has the required permits in South African and Australia to mine, treat, store, dispose of, transport, handle and expose persons to radioactive minerals (zircon and monazite). Provision for the potential cleanup costs related to such activities is included in the mine closure cost and reflected in Exxaro Minerals Sands’s financial statements.

Exxaro Mineral Sands Employees

As of December 31, 2010, Exxaro Mineral Sands had 1,662 full-time employees and contractors. Of these employees, 644 employees and 4 fixed-term contract employees and contractors were located at KZN Sands, 975 employees and 8 fixed-term contract employees and contractors at Namakwa Sands, 14 employees at the Exxaro headquarters, 8 employees at Australia Sands, and 9 employees at Tiwest Sales Proprietary Limited (not including employees of the Tiwest Joint Venture).

As of December 31, 2011, Exxaro Mineral Sands had 1,781 full-time employees and contractors. Of these employees, 658 employees and 61 fixed-term contract employees and contractors were located at KZN Sands, 1,008 employees and 54 fixed-term contract employees and contractors at Namakwa Sands, 14 employees at the Exxaro headquarters, 7 employees at Australia Sands, and 8 employees at Tiwest Sales Proprietary Limited (not including employees of the Tiwest Joint Venture).

Exxaro TSA Sands and Exxaro Sands have collective bargaining agreements with labor organizations representing their employees in South Africa and consider their relationships with their employees to be satisfactory.

For a discussion of the Tiwest Joint Venture employees, see “—Description of Tronox Incorporated—Employees.”

Social Responsibility

Health and Social Programs

KZN Sands

As part of its medical surveillance program, KZN Sands conducts medical check-ups on operational employees once a year and on administrative employees every three years. The medical check-ups are conducted through KZN Sands’s outsourced occupational health clinic. KZN Sands also conducts regular on-site health and social programs linked to national health initiatives in South Africa and has an Employee Assistance Program in place to assist employees and their immediate families with a range of health and social issues, including trauma, social problems, financial planning, health issues and relationship issues. The Employee Assistance Program also serves as a mandatory referral mechanism in the event of work performance, attendance or social issues with KZN Sands employees. Some of KZN Sands’s employees act as Wellness Educators to provide training and share knowledge about wellness issues with other members of the KZN Sands workforce.

As part of its social responsibility commitments, KZN Sands is involved in HIV/AIDS initiatives in the local communities. KZN Sands also has procurement and human resources forums with representatives from the six bordering local communities. The procurement forum is aimed at identifying service and supply contracts that can be sourced from the local communities. The procurement forum assists these new entrepreneurs by providing training internally and, if required, through external organizations as well. The procurement forum also provides assistance in the form of accounting and business registration, site inductions and medical certifications, as well as by providing the required protective personal equipment to allow start-up businesses to begin operations. The human resources forum focuses on empowering the local communities by assisting with direct employment and by providing learnerships that enable community members to gain work experience.

Namakwa Sands

Namakwa Sands provides primary health services to its employees through on-site occupational clinics at all three of its operations and, as part of its medical surveillance program, conducts medical check-ups on operational employees once a year and on administrative employees every three years. Namakwa Sands also conducts regular on-site health and social programs linked to national health initiatives in South Africa and has an Employee Assistance Program in place to assist employees and their immediate families with a range of health and social issues, including trauma, social problems, financial planning, health issues and relationship issues. The Employee Assistance Program also serves as a mandatory referral mechanism in the event of work performance, attendance or social issues with Namakwa Sands employees. Some of Namakwa Sands’s employees act as Wellness Educators to provide training and share knowledge about wellness issues with other members of the Namakwa Sands workforce. As part of its social responsibility commitments, Namakwa Sands is actively involved in running and funding the local HIV/AIDS centers in Vredendal and Vredenburg. Namakwa Sands also contributes annually to the operational cost of the West Coast Business Development Centre, which fosters the growth of small and medium-size enterprises in the region in order to improve employment opportunities and entrepreneurship.

Australia Sands

The Tiwest Joint Venture has an Employee Assistance Program in place to assist employees and their immediate families with a range of health and social issues, including trauma, social problems, financial planning, health issues and relationship issues.

Sustainability

Exxaro Mineral Sands’s approach to safety and sustainable development, which is codified in the Exxaro Safety and Sustainable Development Policy, includes the following guiding principles to ensure the health and safety of its employees, the environment, surrounding communities and its resources by ensuring sustainable development in all of its activities:

•	ensuring an appropriate organizational structure and adequate resources to manage sustainable development, including safety, health and environmental matters and to comply with legislation;

•	complying with all applicable legislation and international obligations as a minimum requirement and implementing effective company standards, programs and processes to manage risks;

•

conserving natural resources and reducing the environmental burden of waste generation and emissions to air, water and land through strategies focusing on reducing, reusing, recycling and responsible disposal of waste; and

•	establishing objectives, targets and continuously improving operations in terms of safety and sustainable development performance and management systems.

In addition, Exxaro Mineral Sands follows management standards that form the basis for the development and application of the Exxaro Safety and Sustainable Development Policy at all levels. The management standards cover the entire life cycle of operations, including decommissioning, closure and rehabilitation.

Exxaro Mineral Sands has approved Social and Labor Plans in place with respect to all of its mining license agreements, as required by the DMR.

Legal Proceedings

From time to time, Exxaro Mineral Sands may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Exxaro is not currently aware of any such legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on Exxaro Mineral Sands’s business, financial condition or operating results. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm Exxaro Mineral Sands’s business.

South Africa

Foskor Complaint

On March 14, 2011, the Competition Commission of South Africa received a complaint from Foskor Zirconia Proprietary Limited against Exxaro Sands and its primary competitor in the South African market for zircon sands, Richards Bay Minerals. The complaint alleged that Exxaro Sands and Richards Bay Minerals are involved in conduct which might contravene the South African Competition Act, No 90 of 1998, as amended, by charging excessive prices for zircon sand and limiting the amount of zircon sand that is made available to South African customers. The complaint currently remains under preliminary investigation by the South African Competition Commission and has not been formally referred to the Competition Tribunal of South Africa for a full investigation.

Obanjeni Land Claims

The South African Restitution of Land Rights Act, which was enacted in 1994, provides for the restitution of land rights to South African individuals or communities dispossessed of their land rights after June 19, 1913 as a result of racially discriminatory laws or practices. The Restitution of Land Rights Act established the Commission on Restitution of Land Rights and the Land Claims Court. The Commission on Restitution of Land

Rights is responsible for investigating and settling land claims. If, after the Commission completes an investigation, it is evident that a land claim cannot be settled by way of mediation and negotiation, the matter is then referred to the Land Claims Court.

The Obanjeni Community, which is a community organization located in KwaZulu-Natal province, has made land claims against properties owned by Exxaro Sands and properties owned by Mondi Ltd over which Exxaro Sands holds mining rights. The properties subject to the Obanjeni land claims relate to KZN Sands’s Fairbreeze mining operations. All of the Obanjeni land claims have been accepted and were gazetted by the KwaZulu-Natal Regional Land Claims Commissioner on July 15, 2011. Exxaro Sands initially objected to the Obanjeni land claims and notified the Land Claims Commissioner of its existing mining rights and proposed mining operations on the properties subject to the Obanjeni land claims. However, on February 10, 2012, Exxaro Sands withdrew its objection after the Land Claims Commissioner assured Exxaro Sands that it would recognize Exxaro Sands’s rights with respect to Fairbreeze, whether as landowner or as tenant. Although the Land Claims Commissioner does have the right to expropriate the properties, the Commissioner does not have the right to expropriate a mining right. If the Land Claims Commissioner proceeds to expropriate the properties, it would do so subject to the existing registered lease between Mondi Ltd and Exxaro Sands. If the Land Claims Commissioner also expropriates the lease, Exxaro Sands will retain its statutory right of access to the properties under its mining right, and will enter into negotiations with the Land Claims Commission and the Obanjeni Community to reach an agreement on the terms of Exxaro Sands’s access to the properties in order to conduct its mining operations. No landowner has denied Exxaro Sands access to any of the properties subject to the Obanjeni land claims.

Port Durnford Land Claim

The Mkhwanazi Tribe has lodged a land claim with respect to the proposed Port Durnford prospecting right area, and the land claim has been accepted by the Land Claims Commissioner. The land that is subject to the land claim is still held by the South African government and has not yet been transferred to the Mkhwanazi Tribe. Exxaro was approached by the Mkhwanazi Tribe and had preliminary discussions to discuss the way forward for prospecting and/or mining activities.

Australia

Native Title Claims

There are a number of registered and unregistered native title claims currently pending in respect of the area of Tiwest Joint Venture’s mining tenements in the Federal Court of Australia, which will determine whether the claimants have any and if so what native title right to land. The Tiwest Joint Venture’s management generally negotiates compensation arrangements directly with native title claimants to ensure its new mining interests are validly granted without undue delay. None of the native title claims are expected to affect the validity or enforceability of our mining tenements.

SELECTED HISTORICAL FINANCIAL DATA

The following table sets forth selected historical financial data of Tronox Incorporated as of the dates and for the periods indicated. The statement of operations and balance sheet data, as of and for the three months ended March 31, 2012, eleven months ended December 31, 2011, two months ended March 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010, 2009 and 2008, have been derived from Tronox Incorporated’s audited Consolidated Financial Statements included in this prospectus.

Tronox Incorporated is unable to prepare financial statements for 2007 in accordance with GAAP without unreasonable effort and expense. As discussed in Note 5 of the annual Consolidated Financial Statements, in May 2009, Tronox Incorporated filed a Form 8-K under Item 4.02 indicating that its previously issued financial statements could no longer be relied upon because Tronox Incorporated failed to establish adequate environmental and other contingent reserves as required by applicable accounting pronouncements. The financial statements affected by this disclosure are Tronox Incorporated’s previously issued financial statements for the year ended December 31, 2007, along with the financial information for the first three quarters of 2008. Tronox Incorporated has not restated periods prior to January 1, 2008, as it does not believe the errors discussed below are material to current or future investors. See Notes 1 and 5 to Tronox Incorporated’s audited Consolidated Financial Statements for additional information. As such, Tronox Incorporated requested from the SEC, and subsequently received, permission to exclude selected financial information in the table below for 2007.

This information should be read in conjunction with Tronox Incorporated’s audited Consolidated Financial Statements (including the notes thereto) and “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Successor			Predecessor
	Three Months Ended March 31,	Two Months Ended March 31,	Eleven Months Ended December 31,	One Month Ended January 31	Year Ended December 31,
	2012	2011	2011	2011	2010	2009	2008
	(Millions of dollars, except per share data)
Statement of Operations Data:
Net Sales	$433.6	$267.1	$1,543.4	$107.6	$1,217.6	$1,070.1	$1,245.8
Cost of goods sold	(276.3)	(229.8)	(1,104.5)	(82.3)	(996.1)	(931.9)	(1,133.4)

Gross Margin	157.3	37.3	438.9	25.3	221.5	138.2	112.4
Selling, general and administrative expenses	(44.3)	(19.5)	(151.7)	(5.4)	(59.2)	(71.7)	(114.1)
Litigation/arbitration settlement	—	—	9.8	—	—	—	—
Gain on land sales	—	—	—	—	—	1.0	25.2
Impairment of long-lived assets(1)	—	—	—	—	—	(0.4)	(24.9)
Restructuring charges(2)	—	—	—	—	—	(17.3)	(9.6)
Net loss on deconsolidation of subsidiary	—	—	—	—	—	(24.3)	—
Provision for environmental remediation and restoration, net of reimbursements(3)	—	—	4.5	—	47.3	—	(72.9)

Income (Loss) from Operations	113.0	17.8	301.5	19.9	209.6	25.5	(83.9)
Interest and debt expense(4)	(7.9)	(5.3)	(30.0)	(2.9)	(49.9)	(35.9)	(53.9)
Gain on liquidation of subsidiary(5)	—	—	—	—	5.3	—	—
Other income (expense)	(1.4)	1.0	(9.8)	1.6	(13.6)	(10.3)	(9.5)
Reorganization income (expense)	—	—	—	613.6	(144.8)	(9.5)	—

Income (Loss) from Continuing Operations before Income Taxes	103.7	13.5	261.7	632.2	6.6	(30.2)	(147.3)
Income tax benefit (provision)	(17.4)	(3.3)	(20.2)	(0.7)	(2.0)	1.5	1.8

Income (Loss) from Continuing Operations	86.3	10.2	241.5	631.5	4.6	(28.7)	(145.5)
Income (Loss) from discontinued operations, net of income tax benefit (provision)(6)	—	—	—	(0.2)	1.2	(9.8)	(189.4)

Net Income (Loss)	$86.3	$10.2	$241.5	$631.3	$5.8	$(38.5)	$(334.9)

Earnings (Loss) from Continuing Operations per Common Share:
Basic	$5.72	$0.68	$16.12	$15.29	$0.11	$(0.70)	$(3.55)
Diluted	$5.48	$0.65	$15.46	$15.25	$0.11	$(0.70)	$(3.55)

	Successor			Predecessor
	Three Months Ended March 31,	Two Months Ended March 31,	Eleven Months Ended December 31,	One Month Ended January 31	Year Ended December 31,
	2012	2011	2011	2011	2010	2009	2008
	(Millions of dollars, except per share data)
Balance Sheet Data:
Working capital(7)	$704.1	$327.2	$488.1	$458.2	$483.4	$488.7	$(246.7)
Property, plant and equipment, net(1)	$558.8	448.0	554.5	317.5	315.5	313.6	347.3
Total assets	$1,903.0	$1,447.3	$1,657.4	$1,090.5	$1,097.9	$1,117.8	$1,044.5
Noncurrent liabilities:
Long-term debt(7)	$551.9	$426.0	$421.4	$420.7	$420.7	$423.3	$—
Environmental remediation and/or restoration(8)	0.5	0.6	0.5	0.6	0.6	0.3	546.0
All other noncurrent liabilities	207.2	166.6	274.5	268.2	154.0	50.0	125.4
Total liabilities	$1,055.0	$875.8	$905.1	$848.0	$827.6	$682.6	$1,642.0
Liabilities subject to compromise	$—	$—	$—	$896.7	$900.3	$1,048.4	$—
Total stockholders’ equity	$848.0	$571.5	$752.3	$(654.2)	$(630.0)	$(613.2)	$(597.5)
Supplemental Information:
Depreciation and amortization expense	$22.1	$13.1	$79.1	$4.1	$50.1	$53.1	$75.7
Capital expenditures	$20.7	$8.3	$132.9	$5.5	$45.0	$24.0	$34.3
EBITDA(9)	$133.7	$31.9	$370.8	$639.0	$107.8	$49.0	$(207.1)
Adjusted EBITDA(9)	$151.4	$68.1	$468.3	$24.3	$203.1	$141.5	$99.3

(1)	In 2008, Tronox Incorporated recorded impairment charges for long-lived assets of approximately $3.3 million related to Savannah, Georgia, and approximately $21.6 million related to Botlek, Netherlands. See “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Operations—Critical Accounting Policies” for further discussion of Tronox Incorporated’s impairment testing methodology.
(2)	Restructuring charges in 2009 were primarily the result of the idling of Tronox Incorporated’s Savannah plant. Restructuring charges in 2008 resulted primarily from work force reduction programs, along with asset retirement obligation adjustments.
(3)	In 2010, Tronox Incorporated recorded receivables from its insurance carrier related to environmental clean-up obligations at the Henderson facility. Due to the accounting for the KM Legacy Liabilities, as described in Notes 1 and 5 to the annual Consolidated Financial Statements of Tronox Incorporated, the obligation for this clean-up work had been recorded in 2008 and prior years.
(4)	Excludes $2.8 million, $33.3 million, $32.1 million and nil in the one month ended January 31, 2011 and years ended December 31, 2010, 2009 and 2008, respectively, that would have been payable under the terms of the 9.5% senior unsecured notes.
(5)	The liquidation of certain holding companies resulted in a non-cash net gain resulting from the realization of cumulative translation adjustments.
(6)	See Note 20 to the annual Consolidated Financial Statements included in this registration statement for further information on Income (loss) from discontinued operations.
(7)	Working capital is defined as the excess (deficit) of current assets over current liabilities. Due to Tronox Incorporated’s financial condition, the entire balance of our outstanding debt of $562.8 million was classified as current obligations as of December 31, 2008, resulting in long-term debt having a balance of nil and working capital being negative. In 2009, the $350.0 million senior unsecured notes were reclassified to Liabilities Subject to Comprise.
(8)	As a result of the bankruptcy filing and the KM Legacy Liability accounting, as described in Note 1 to the annual Consolidated Financial Statements, environmental remediation and/or restoration liabilities were reclassified to Liabilities Subject to Compromise in 2009.
(9)	EBITDA represents net income (loss) before net interest expense, income tax benefit (provision), and depreciation and amortization expense. Adjusted EBITDA represents EBITDA as further adjusted to reflect the items set forth in the table below.

EBITDA and Adjusted EBITDA, which are used by management to measure performance, are non-GAAP financial measures. Management believes that EBITDA and Adjusted EBITDA are useful to investors, as EBITDA is commonly used in the industry as a means of evaluating operating performance and Adjusted EBITDA is used in our debt instruments to determine compliance with financial covenants. Both EBITDA and Adjusted EBITDA are included as a supplemental measure of our operating performance because they eliminate items that have less bearing on operating performance and highlight trends in the core business that may not otherwise be apparent when relying solely on GAAP financial measures. In addition, Adjusted EBITDA is one of the primary measures management uses for planning and budgeting processes and to monitor and evaluate financial and operating results. EBITDA and Adjusted EBITDA are not recognized terms under GAAP and do not purport to be an alternative to measures of our financial performance as determined in accordance with GAAP, such as net income (loss). Because other companies may calculate EBITDA and Adjusted EBITDA differently than we do, EBITDA may not be, and Adjusted EBITDA as presented herein is not, comparable to similarly titled measures reported by other companies.

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

	Successor			Predecessor
	Three Months Ended March 31,	Two Months Ended March 31,	Eleven Months Ended December 31,	One Month Ended January 31,	Year Ended December 31,
	2012	2011	2011	2011	2010	2009	2008
				(Millions of dollars)
Net income (loss)	$86.3	$10.2	$241.5	$631.3	$5.8	$(38.5)	$(334.9)
Interest and debt expense	7.9	5.3	30.0	2.9	49.9	35.9	53.9
Income tax provision (benefit)	17.4	3.3	20.2	0.7	2.0	(1.5)	(1.8)
Depreciation and amortization expense	22.1	13.1	79.1	4.1	50.1	53.1	75.7

EBITDA	133.7	31.9	370.8	639.0	107.8	49.0	(207.1)
Reorganization expense associated with bankruptcy(a)	—	—	—	45.5	144.8	13.0	—
Gain on fresh-start accounting	—		—	(659.1)	—	—	—
Noncash gain on liquidation of subsidiary	—	—	(0.2)	—	(5.3)	—	—
Provision for environmental remediation and restoration, net of reimbursements(b)	—		(4.5)	—	(47.3)	—	72.9
(Income) loss from discontinued operations	—	—	—	0.2	(1.2)	9.8	189.4
Restructuring costs not associated with the bankruptcy	—	—	—	—	—	—	13.5
Pension and post retirement settlement/curtailments	—	—	—	—	—	10.0	26.2
Gain on sale of assets	—	—	—	—	—	(1.0)	(25.2)
Impairment charges(d)	—	—	—		—	0.4	24.9
Unusual or non-recurring items(e)	—	—	—	—	—	24.3	—
Litigation settlement	—	—	(9.8)	—	—	—	—
Plant closure costs	—	—	—	0.1	1.3	24.5	—
Fresh-start inventory mark-up	—	32.1	35.5	—	—	—	—
Stock-based compensation	6.7	2.9	13.8	—	0.5	0.2	0.5
Foreign currency remeasurement	(0.8)	(0.1)	7.3	(1.3)	11.8	15.1	(6.8)
Transaction costs, registration rights penalty and financial statement costs(f)	9.1	—	39.2	—	—	—	—
Other items(g)	2.7	1.3	16.2	(0.1)	(9.3)	(3.8)	11.0

Adjusted EBITDA	$151.4	$68.1	$468.3	$24.3	$203.1	$141.5	$99.3

(a)	Tronox Incorporated incurred costs related to the Chapter 11 bankruptcy proceedings. These items include cash and non-cash charges related to contract terminations, prepetition obligations, debtor-in-possession financing costs, legal and professional fees.
(b)	In 2010, Tronox Incorporated recorded receivables from our insurance carrier related to environmental clean-up obligations at the Henderson facility. Due to the accounting for the KM Legacy Liabilities, as described in Notes 1 and 5 to the annual Consolidated Financial Statements, the obligation for this clean-up work had been recorded in 2008 and prior years.
(c)	Restructuring costs in 2008 resulted primarily from work force reduction programs along with asset retirement obligation adjustments.
(d)	In 2008, Tronox Incorporated recorded impairment charges for long-lived assets of approximately $3.3 million related to the Savannah, Georgia, and approximately $21.6 million related to the Botlek, the Netherlands. See “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Operations—Critical Accounting Policies” for further discussion of our impairment testing methodology.
(e)	The 2009 amount represents the net loss on deconsolidation of Tronox Incorporated’s German subsidiaries.
(f)	In the eleven months ended December 31, 2011, transaction costs and financial statement restatement costs include expenses related to the Transaction of $20.2 million, the registration rights penalty of $2.0 million, fresh-start accounting fees of $2.5 million, costs associated with restating Tronox Incorporated’s environmental reserves of $5.1 million and the auditing of the historical financial statements of $3.5 million. Costs associated with the Transaction include professional fees related to due diligence and transaction advice as well as investment banking fees. Additionally, Tronox Incorporated incurred legal fees associated with the exit from bankruptcy and the Transaction of $5.9 million. In the three months ended March 31, 2012, transaction costs consist of costs associated with the acquisition of Exxaro Mineral Sands, including banker fees, legal and professional fees, as well as costs associated with the preparation and amending of the Form S-4 and costs associated with the integration of Exxaro Mineral Sands that will occur after the closing of the Transaction.
(g)	Includes noncash pension and postretirement healthcare costs and accretion expense.

TRONOX INCORPORATED MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the information contained in the audited annual Consolidated Financial Statements for Tronox Incorporated for the three months ended March 31, 2012, eleven months ended December 31, 2011, two months ended March 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009 and the related notes thereto. This discussion contains forward-looking statements that involve risks and uncertainties, and actual results could differ materially from those discussed in the forward-looking statements as a result of numerous factors. See “Cautionary Note Regarding Forward-Looking Statements.”

This Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Results of Operations contains certain financial measures, in particular the presentation of Income (Loss) from Operations, which are not presented in accordance with GAAP. These non-GAAP financial measures are being presented because they provide Tronox Incorporated and readers of this prospectus with additional insight into Tronox Incorporated’s operational performance relative to earlier periods and relative to its competitors. We do not intend for these non-GAAP financial measures to be a substitute for any GAAP financial information. Readers of this prospectus should use these non-GAAP financial measures only in conjunction with the comparable GAAP financial measures. Reconciliations of Income (Loss) from Operations to Income (Loss) from Continuing Operations, the most comparable GAAP measure, are provided in this prospectus.

General

Tronox Incorporated is one of the leading producers and marketers of TiO2 by capacity, which is used in consumer products such as paint, plastic and certain specialty products. Tronox Incorporated is one of the few TiO2 manufacturers with global operations having production facilities and sales and marketing presence in the Americas, Europe and the Asia-Pacific regions.

Tronox Incorporated operates chloride process TiO2 production facilities in Hamilton, Mississippi; Botlek, the Netherlands; and Kwinana, Western Australia. The Hamilton, Mississippi facility is the third largest plant of its kind and the Kwinana Facility is a fully integrated facility that is part of the Tiwest Joint Venture. In connection with the Transaction, the Tiwest Joint Venture will become a wholly-owned business of Tronox Incorporated. The joint venture is an integral aspect of our operations due to its backward integration into titanium ore raw materials. See the discussion of the Tiwest Joint Venture below.

Tronox Incorporated’s global presence enables it to sell its products to a diverse portfolio of customers with whom it has well-established relationships. Tronox Incorporated’s customer base consists of more than 1,000 customers in approximately 90 countries and includes market leaders in each of the major end-use markets for TiO2. Additionally, Tronox Incorporated has supplied each of its top ten customers with TiO2 for more than ten years.

In addition to its pigment business, Tronox Incorporated has other operations that manufacture and market electrolytic and specialty chemical products. Tronox Incorporated’s electrolytic and other chemical products businesses produce electrolytic manganese dioxide, sodium chlorate, boron-based and other specialty chemicals, and is focused on three end-use markets: advanced battery materials, sodium chlorate for pulp and paper manufacture and specialty boron products serving the semi-conductor, pharmaceutical and igniter industries.

The Tiwest Joint Venture. Historically, Tronox Incorporated and Exxaro have operated the Tiwest Joint Venture, which includes a chloride process TiO2 plant located at the Kwinana Facility, a mining venture in Cooljarloo, Western Australia, and a mineral separation plant and synthetic rutile processing facility, both in Chandala, Western Australia. The Tiwest Joint Venture also includes operations related to heavy minerals production other than titanium bearing ores. The heavy minerals produced by the Tiwest Joint Venture are used by its own mining and separation facilities, and sold to Tronox Incorporated facilities and to third parties. These include natural rutile, leucoxene and the co-product zircon. Because of the terms of the joint ownership agreement governing the Tiwest Joint Venture, the joint venture is proportionately consolidated in Tronox Incorporated’s financial statements. The assets in the Tiwest Joint Venture are jointly controlled by Tronox Incorporated and Exxaro, as each has an undivided interest in them. As a result, Tronox Incorporated’s Consolidated Balance Sheets presented in this prospectus include Tronox Incorporated’s share of the assets that are jointly controlled and Tronox Incorporated’s share of the liabilities for which it is jointly responsible. Tronox Incorporated’s Consolidated Statements of Operations include its share of the income and expenses of the Tiwest Joint Venture. Through a separate agreement, Tronox Incorporated is responsible for the marketing of Exxaro’s share of the TiO2 production in which capacity it acts as principal and bears the credit risk for such sales. As a result, the aggregate TiO2 production allocated to Exxaro has been included in Tronox Incorporated’s net sales, and the cost attributable to buying Exxaro’s share of TiO2 production at market price has been included in Tronox Incorporated’s cost of goods sold. In connection with the Transaction, Tronox Limited will acquire Exxaro’s 50.0% interest in the Tiwest Joint Venture and operate the business as a wholly-owned business, assuming the exchange of all the Exchangeable Shares.

Segment Evaluation. Tronox Incorporated’s business has one reportable segment, pigment. The pigment segment primarily produces and markets TiO2, and has production facilities in the United States, Australia and the Netherlands. Tronox Incorporated’s other business line, electrolytic and other chemical products, is comprised of its electrolytic manufacturing and marketing operations. Corporate and other is comprised of corporate activities and businesses that are no longer in operation. Although Tronox Incorporated’s electrolytic and other chemical products business line and corporate and other do not constitute reportable segments under Accounting Standards Codification (“ASC”) 280, Segment Reporting (“ASC 280”), they are discussed and disclosed separately in this prospectus as management believes that providing this information is useful to the readers.

Tronox Incorporated evaluates the pigment segment’s performance separately based on segment income (loss) from operations, which represents the results of segment operations before unallocated costs, such as general corporate expenses not identified to a specific segment, environmental provisions related to sites no longer in operation, interest and debt expense, income tax expense or benefit, reorganization income (expense) and other income (expense). Total income (loss) from operations of Tronox Incorporated’s segment and other business lines is a financial measure of its performance, which is not determined in accordance with GAAP, as it excludes the items listed above, all of which are components of “Income (Loss) from Continuing Operations,” on the Consolidated Statements of Operations, the most comparable GAAP measure.

General Factors Affecting the Results of Continuing Operations

The following strategic and operational events during the three months ended March 31, 2012, eleven months ended December 31, 2011, two months ended March 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, affected Tronox Incorporated’s results of operations as follows:

Exit Facility Refinancing—On February 8, 2012, the Company refinanced the Exit Financing Facility. The Company obtained a new Goldman Sachs facility comprised of a $550.0 million Senior Secured Term Loan and a $150.0 million Senior Secured Delayed Draw Term Loan (together, the Term Facility). The Term Facility expressly permits the Transaction and, together with existing cash, is expected to fund the cash needs of the combined business, including any cash needs arising from the Transaction.

Wells Revolver Amendment—On February 8, 2012, the Company amended the Wells Revolver to allow for the Transaction to occur while keeping the revolver in force.

RTI Hamilton Settlement—The outstanding legal disputes between Tronox Incorporated and RTI Hamilton, Inc dating back to 2008 have come to a close with the parties reaching an agreement in principle during August 2011. The settlement agreement reflects a compromise and settlement of disputed claims in complete accord and satisfaction thereof. RTI Hamilton paid Tronox Incorporated $10.5 million on September 12, 2011, including $0.7 million in payment for capital costs incurred by Tronox Incorporated in relation to the agreement, including interest.

Tiwest Joint Venture Expansion—The expansion of the Tiwest Joint Venture TiO2 plant in Kwinana, Western Australia was completed and commissioned at the end of the second quarter of 2010. The expansion increased TiO2 production capacity at the Kwinana Facility from 110,000 to 150,000 tonnes per annum. While Tronox Incorporated was in bankruptcy, Exxaro funded the majority of the expansion. Tronox Incorporated bought into its 50.0% share of the TiO2 plant expansion as of June 30, 2011 for $79.1 million. Going forward, Tronox Incorporated expects that the increase in tonnes per annum will increase profitability due to acquiring the incremental production at the cost of production versus purchasing the tonnes at market prices.

Financing Arrangement—In March 2011, the Tiwest Joint Venture acquired a steam and electricity gas fired co-generation plant adjacent to the Kwinana Facility, through a five year financing arrangement. Tronox Western Australia Pty Ltd, our wholly-owned subsidiary, owns a 50.0% undivided interest in the co-generation plant through the Tiwest Joint Venture. As a result, Tronox Incorporated incurred additional debt totaling $8.0 million in order to finance its share of the asset purchase. Under the financing arrangement, monthly payments are required and interest accrues on the remaining balance owed at the rate of 6.5% per annum. During the eleven months ended December 31, 2011, Tronox Incorporated made scheduled repayments of $1.5 million. In connection with the Transaction, the operations of the Tiwest Joint Venture will become wholly-owned by Tronox Limited, and we expect Tronox Limited will continue to experience increased profitability from the plant.

Tiwest Joint Venture Outages—During the fourth quarter of 2010, the Tiwest Joint Venture was impacted by outages experienced by the Kwinana Facility’s industrial gas supplier, Air Liquide WA. The Kwinana Facility lost 13 days of production with approximately another 12 days of production at significantly reduced rates. As a result of these outages and the lost production, Tronox Incorporated recorded idle facility charges of $3.3 million during the fourth quarter. Tronox Incorporated is reviewing both contractual and insurance remedies to mitigate the business interruption loss, but does not yet have an estimate for any potential recovery.

Savannah Facility—In December 2009, Tronox Incorporated completed the idling of the Savannah TiO2 operations. On July 21, 2009, Tronox Incorporated announced its decision to idle the production at its Savannah facility. Tronox Incorporated subsequently removed all proprietary technology related to the TiO2 operations, wrote down certain inventories to net realizable value and recognized a restructuring charge for severance payments to employees of the Savannah TiO2 operations. Pursuant to the Plan, the Savannah site was transferred to an environmental response trust upon Tronox Incorporated’s emergence from bankruptcy on February 14, 2011. Tronox Incorporated has determined that the Savannah TiO2 operations do not meet the criteria for discontinued operations treatment. Therefore, the financial results of the Savannah TiO2 operations are included in the pigment segment. The sulfuric acid operations and other residual costs related to the former sulfate operations are included in corporate and other. Historical revenues attributable to our Savannah facility for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009 were $0.1 million, $2.4 million, $37.4 million, and $107.4 million, respectively.

Emergence from Chapter 11

On the Petition Date, the Debtors, including Tronox Incorporated, filed voluntary petitions in the United States Bankruptcy Court seeking reorganization relief under the Bankruptcy Code. The Chapter 11 cases were consolidated for procedural purposes and were jointly administered under the caption In re Tronox Incorporated, et al., Case No. 09-10156 (ALG), and the Debtors operated their businesses and managed their properties as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

Material conditions to the Plan, most notably the settlement of the claims related to the Debtor’s Legacy Environmental Liabilities and Legacy Tort Liabilities were resolved during the period from the Confirmation Date until January 26, 2011. Subsequently, on February 14, 2011 (the “Effective Date”), Tronox Incorporated emerged from bankruptcy and continued operations as reorganized Tronox Incorporated.

Following its emergence from the Chapter 11 proceedings, reorganized Tronox Incorporated was free from the significant KM Legacy Liabilities and was sufficiently capitalized. With respect to claims related to the Legacy Environmental Liabilities, the claimants received a settlement that was allocated to certain environmental response trusts and environmental agencies in accordance with the terms of a settlement agreement (the “Environmental Claims Settlement Agreement”), which consideration constitutes a fair and equitable settlement of the potential numerous claims and varying priorities of the Legacy Environmental Liabilities claims.

In exchange, those claimants provided the Debtors and the reorganized Tronox Incorporated with discharges and/or covenants not to sue with respect to the Debtors liability for the Legacy Environmental Liabilities subsequent to the Effective Date. Similarly, the Plan provided for the creation and funding of a torts claim trust (the “Tort Claims Trust”), which became the sole source of distributions to holders of Legacy Tort Liabilities claims, who were paid in accordance with the terms of such trust’s governing documentation.

In conjunction with the transfer of liabilities achieved through allocating funds to the applicable trusts and/or responsible agencies, the Plan preserved Tronox Incorporated, which was reorganized around its existing operating locations, including: (a) its headquarters and technical facility at Oklahoma City, Oklahoma; (b) the titanium dioxide facilities at Hamilton, Mississippi and Botlek, the Netherlands; (c) the electrolytic chemical businesses at Hamilton, Mississippi and Henderson, Nevada (except that the real property and buildings associated with such business was transferred to an environmental response trust and reorganized Tronox Incorporated is not responsible for environmental remediation related to historic contamination at such site); and (d) its interest in the Tiwest Joint Venture in Australia.

As part of the emergence from the Chapter 11 proceedings, Tronox Incorporated relied on a combination of debt financing and money from new equity issued to certain existing creditors. Specifically, such funding included: (i) total funded exit financing of no more than $470 million; (ii) the proceeds of a $185 million rights offering (the “Rights Offering”) open to substantially all unsecured creditors and backstopped by certain groups; (iii) settlement of government claims related to the Legacy Environmental Liabilities through the creation of certain environmental response trusts and a litigation trust; (iv) settlement of claims related to the Legacy Tort Liabilities through the establishment of a torts claim trust; (v) issuance of new common stock (the “New Common Stock”) whereby holders of the allowed general unsecured claims received their pro rata share of 50.9% of the New Common Stock on the Effective Date, and the opportunity to participate in the Rights Offering for an aggregate of 49.1% of the New Common Stock, also issued on the Effective Date; and (vi) issuance of warrants, on the Effective Date, to the holders of equity prior to the Debtors’ emergence from bankruptcy, consisting of two tranches: the new series A warrants (the “Series A Warrants”) and the new series B warrants (the “Series B Warrants”), to purchase their pro rata share of a combined total of 7.5% of the New Common Stock, after and including the issuance of any New Common Stock upon exercise of the Series A Warrants and the Series B Warrants.

The consummation of the Plan resulted in a substantial realignment of the interests in Tronox Incorporated between existing prepetition creditors and stockholders. As a result, Tronox Incorporated was required to adopt fresh-start accounting. Having resolved the material contingencies related to implementing the Plan, most notably the approval under U.S. federal and applicable state environmental law of the settlement of the Legacy Environmental Liabilities, on January 26, 2011, and due to the proximity to Tronox Incorporated’s end of the month accounting period, which closed on January 31, 2011, it applied fresh-start accounting as of January 31, 2011. Tronox Incorporated evaluated the activity between January 26, 2011 and January 31, 2011 and, based upon the immateriality of such activity, concluded that the use of January 31, 2011 to reflect the fresh-start accounting adjustments was appropriate for financial reporting purposes. The use of the January 31, 2011 date is for financial reporting purposes only and does not affect the Effective Date of the Plan. Accordingly, the financial information set forth in this report, unless otherwise expressly set forth or as the context otherwise indicates, reflects the consolidated results of operations and financial condition of Tronox Incorporated and its subsidiaries on a fresh-start basis for the period following January 31, 2011 (“Successor”), and of Tronox Incorporated and its subsidiaries on a historical basis for the periods through January 31, 2011 (“Predecessor”). Fresh-start accounting and reporting provisions were applied pursuant to ASC 852 and the financial statements as of February 1, 2011 and for subsequent periods report the results of Tronox Incorporated with no beginning retained earnings or accumulated deficit.

The primary impacts of Tronox Incorporated’s reorganization pursuant to the Plan and the adoption of fresh-start accounting on its results of operations were as follows:

Depreciation and amortization expense

Depreciation and amortization expense was higher in 2011 compared to 2010 as a result of the revaluation of assets for fresh-start accounting. Revaluation increased depreciation and amortization by $26.8 million in 2011. For additional information on the revaluation of assets, see Note 4 to the Consolidated Financial Statements. Depreciation and amortization as reported for both periods presented is as follows:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Cost of goods sold:
Depreciation	$54.0	$3.6	$44.1	$45.9
Amortization	1.4	0.3	3.2	3.3
Selling, general and administrative expenses:
Depreciation	2.1	0.2	2.8	3.9
Amortization	21.6	—	—	—

Total	$79.1	$4.1	$50.1	$53.1

Interest expense

Lower interest expense in 2011 compared to 2010 was largely driven by lower interest rates and lower amortization of debt issuance costs on our debtor-in possession (“DIP”) facilities. In October 2010, Tronox Incorporated refinanced its second DIP facility into a final DIP facility, lowering the interest rate from 9% to 7%. On February 14, 2011, the final DIP facility converted into a $425.0 million exit facility (the “Exit Financing Facility) which bears interest at the same rate. In addition, in conjunction with the refinancing and the application of fresh-start accounting, the debt issuance costs related to the second DIP facility and the final DIP facility were written off as of October 21, 2010 and February 1, 2011, respectively. See the discussion in Capital Resources for additional information on the DIP facilities.

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Interest Expense	$30.0	$2.9	$49.9	$35.9

Anadarko Litigation

In May 2009, Tronox Incorporated and certain of its affiliates filed a lawsuit against Anadarko Petroleum and Kerr-McGee (a predecessor to Anadarko) asserting the Anadarko Claim. In connection with the Chapter 11 proceedings of Tronox Incorporated, Tronox Incorporated assigned all of the Anadarko Claim to a litigation trust on behalf of the holders of environmental claims and tort claims against Tronox Incorporated, pursuant to a full satisfaction of such claims. Tronox Incorporated has no economic interest in the litigation trust. However, pursuant to the terms of the litigation trust, Tronox Incorporated could continue to be treated as the owner of the Anadarko Claim solely for purposes of federal and state income taxes. Depending on the outcome of the Anadarko Claim, it is possible that Tronox Incorporated will receive the benefit of certain tax deductions that would result if the Anadarko Claim is resolved successfully and the proceeds of such Claim are used as contemplated under the terms of the litigation trust.

Business Environment

The following discussion includes trends and factors that may affect future operating results.

Supply and Demand

The majority of Tronox Incorporated’s revenue comes from the sale of TiO2 (85.1% and 83.4% for the first quarter of 2012 and 2011, respectively and 85.5%, 82.3%, and 81.2% for the twelve months ended December 31, 2011, 2010 and 2009, respectively). TiO2 is a chemical used in many “quality of life” products, such as paints, plastics, paper, inks and rubber as well as in various specialty applications. Supply and demand for TiO2 products is currently in balance globally, allowing producers to maintain high capacity utilization rates (production levels). Over the long-term, we expect the demand for TiO2 to grow by approximately 3% to 4% per year. This is consistent with our expectation for the long-term growth in GDP.

Pricing

Due to supply and demand dynamics, TiO2 prices rose significantly during 2011 but increases have moderated in early 2012, in part due to normal seasonality, and therefore pricing increased modestly over the fourth quarter of 2011, while being significantly higher than the first quarter of 2011. Going forward, we expect the market to remain in balance, enabling prices to remain at current levels and/or increase at moderate rates.

Raw Materials

The primary raw materials used in the production of TiO2, titanium feedstock ore, experienced significant increases in price during 2011, which have continued into 2012. Our price for raw materials during the first quarter of 2012 increased over 100% compared to the first quarter of 2011. As the cost of titanium feedstock continues to rise, our operating expenses will continue to increase. Due to the constraints of adding significant new production capacity for titanium feedstock, we expect titanium feedstock production to remain constrained, thereby putting upward pressure on our raw material costs.

Seasonality

The demand for TiO2 during any given year is subject to seasonal fluctuations. TiO2 sales are generally higher in the second and third quarters of the year primarily due to the increase in paint production to meet demand resulting from the spring and summer painting season in North America and Europe. We continue to believe that in the absence of material new supply and the continued long term development of demand, the medium and long term supply and demand fundamentals of the TiO2 market will remain strong. The impacts from the seasonality of the fourth quarter 2011 and the first quarter of 2012, compounded by destocking of inventory by customers and the impact of the economic slowdown in China, are still present in the market as of the date of this filing. However, we believe those issues will improve in the coming months.

Currency Exchange Rates

The financial condition and results of operations of Tronox Incorporated operating entities in the Netherlands and Australia are reported in various foreign currencies and then converted into U.S. dollars at the applicable exchange rate for inclusion in its consolidated financial statements. As a result, any volatility of the U.S. dollar against these foreign currencies creates uncertainty for and may have a positive or negative impact on reported sales and operating margins. During 2011 and the three months ended March 31, 2012, Tronox Incorporated experienced unfavorable foreign currency effects. Foreign currency effects appear in the financial statements in several ways. First, they impact reported amounts of revenues and expenses and are embedded in each line item of the financials. Second, for changes in reported asset and liability amounts in either income and expense or in cumulative translation adjustments in “Accumulated other comprehensive income (loss)” on the Consolidated Balance Sheets. Foreign currency losses recognized in “Other income (expense)” on the Consolidated Statements of Operations were $7.8 million for the eleven months ended December 31, 2011 and $2.2 million for the three months ended March 31, 2012, while foreign currency gains recognized were $0.9 million for the two months ended March 31, 2011 and $1.5 million for the one month ended January 31, 2011.

Competition

Each of the markets in which Tronox Incorporated competes is highly competitive. Competition is based on a number of factors such as price, product quality and service. Tronox Incorporated faces significant competition from major international and smaller regional competitors. The most significant competitors include major chemical and materials manufacturers and diversified companies, a number of which have substantially larger financial resources and a greater number of personnel than Tronox Incorporated.

Within the end-use markets in which Tronox Incorporated competes, competition between products is intense. Tronox Incorporated faces substantial risk that certain events, such as new product development by competitors, changing customer needs, production advances for competing products or price changes in raw materials, could cause its customers to switch to its competitors’ products.

Government Regulations and Environmental Matters

Tronox Incorporated is subject to extensive regulation by federal, state, local and foreign governments. Governmental authorities regulate the generation and treatment of waste and air emissions at its operations and facilities. At many of its operations, Tronox Incorporated also complies with worldwide, voluntary standards developed by the International Organization for Standardization (“ISO”), a nongovernmental organization that promotes the development of standards and serves as a bridging organization for quality and environmental standards, such as ISO 9002 for quality management and ISO 14001 for environmental management.

Tronox Incorporated is in compliance with applicable environmental rules and regulations. Currently, Tronox Incorporated does not have any outstanding notices of violations or orders from regulatory agencies.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions regarding matters that are inherently uncertain and that ultimately affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. The estimates and assumptions are based on management’s experience and understanding of current facts and circumstances. These estimates may differ from actual results. Certain of Tronox Incorporated’s accounting policies are considered critical as they are both important to reflect Tronox Incorporated’s financial position and results of operations and require significant or complex judgment on the part of management. The following is a summary of certain accounting policies considered critical by the management of Tronox Incorporated.

Long-Lived Assets

Key estimates related to long-lived assets include useful lives, recoverability of carrying values and the existence of any retirement obligations. As a result of future decisions, such estimates could be significantly modified. The estimated useful lives of property, plant and equipment range from three to forty years, and depreciation is recognized on a straight-line basis. Useful lives are estimated based upon Tronox Incorporated’s historical experience, engineering estimates and industry information. These estimates include an assumption regarding periodic maintenance and an appropriate level of annual capital expenditures to maintain the assets.

Long-lived assets are evaluated for potential impairment whenever events or changes in circumstances indicate that carrying value may be greater than future net cash flows. Such evaluations involve a significant amount of judgment since the results are based on estimated future events, such as sales prices, costs to produce the products, the economic and regulatory climates and other factors. Tronox Incorporated evaluates impairments by asset group for which the lowest level of independent cash flows can be identified. If the sum of these estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized for the excess of the carrying amount of the asset over its estimated fair value.

Intangible Assets

Intangible assets with finite useful lives are amortized on the straight-line basis over their estimated useful lives. The amortization methods and remaining useful lives are reviewed annually. The carrying amounts are reviewed at each financial year-end to determine whether there is any indication of impairment.

Asset Retirement Obligations

To the extent a legal obligation exists, an asset retirement obligation is recorded at its estimated fair value and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. Fair value is measured using expected future cash outflows discounted at Tronox Incorporated’s credit-adjusted risk-free interest rate. No market-risk premium has been included in the calculation of asset retirement obligation balances since no reliable estimate can be made by management.

Tronox Incorporated’s most significant asset retirement obligation at December 31, 2011 and 2010 was its share of mine closure and rehabilitation costs associated with the Tiwest Joint Venture. Significant judgment is applied in estimating the ultimate cost that will be required to rehabilitate the mines. Management used the following assumptions in determining asset retirement obligations associated with mine closure and rehabilitation costs associated with the Tiwest Joint Venture:

•	Inflation of 2.5% per year during 2011 and 2010;

•	Credit adjusted risk-free rate of 6.1% per year during 2011 and 13.6% per year during 2010;

•	Life of mine over 15 years in 2011 and 13 years in 2010; and

•	Life of mine rehabilitation over 18 years in 2011 and 19 years in 2010.

A primary factor resulting in the 2010 credit adjusted risk-free rate of 13.6% was Tronox Incorporated’s bankruptcy status.

Restructuring and Exit Activities

Tronox Incorporated’s restructuring activities in the past have included closing of facilities and work force reduction programs. With the exception of asset retirement obligations, these charges are recorded when management commits to a plan and incurs a liability related to the plan. Estimates for plant closing include the write-down of inventory, write-down of property, plant and equipment, any necessary environmental or regulatory costs, contract termination and severance costs. Asset retirement obligations are recorded in accordance with ASC 410, Asset Retirement and Environmental Obligations (“ASC 410”). Estimates for work force reductions are recorded based on estimates of the number of positions to be terminated, termination benefits to be provided, estimates of any enhanced benefits provided under pension and postretirement plans and the period over which future service will continue, if any. Tronox Incorporated evaluates the estimates on a quarterly basis and adjust the reserves when information indicates that the estimates are above or below the initial estimates. Tronox Incorporated cannot predict when or if future restructuring or exit reserves will be required.

Environmental Costs and Other Contingency Reserves

In accordance with ASC 450, Contingencies, and ASC 410, management makes judgments and estimates in accordance with applicable accounting rules when it establishes reserves for environmental costs, litigation and other contingent matters. Provisions for such matters are charged to expense when it is probable that a liability has been incurred and reasonable estimates of the liability can be made. Estimates of environmental liabilities, which include the cost of investigation and remediation, are based on a variety of matters, including, but not limited to, the stage of investigation; the stage of the remedial design; the availability of existing remediation technologies; presently enacted laws and regulations; and the state of any related legal or administrative investigation or proceedings.

Income Taxes

Tronox Incorporated has operations in several countries around the world and is subject to income and similar taxes in these countries. The estimation of the amounts of income tax involves the interpretation of complex tax laws and regulations and how foreign taxes affect domestic taxes, as well as the analysis of the realizability of deferred tax assets, tax audit findings and uncertain tax positions. Although Tronox Incorporated believes its tax accruals are adequate, differences may occur in the future, depending on the resolution of pending and new tax matters.

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided against a deferred tax asset when it is more likely than not that all or some portion of the deferred tax asset will not be realized. Tronox Incorporated periodically assesses the likelihood that it will be able to recover its deferred tax assets, and reflects any changes in its estimates in the valuation allowance, with a corresponding adjustment to earnings or other comprehensive income (loss) as appropriate. ASC 740, Income Taxes, requires that all available positive and negative evidence be weighted to determine whether a valuation allowance should be recorded.

The amount of income taxes Tronox Incorporated pays is subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments. Tronox Incorporated’s estimate for the potential outcome for any uncertain tax issue is highly judgmental. Tronox Incorporated assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, Tronox Incorporated records the amount that has a greater than 50.0% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties are accrued as part of tax expense, where applicable. If Tronox Incorporated does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized.

Pension and Postretirement Accounting

Tronox Incorporated provides pension and postretirement benefits for qualifying employees worldwide. However, Tronox Incorporated froze its U.S. nonqualified and qualified pension benefit plans in 2008 and 2009, respectively. These plans are accounted for and disclosed in accordance with ASC 715, Compensation—Retirement Benefits.

U.S. Plans

The following are considered significant assumptions related to Tronox Incorporated’s retirement and postretirement plans, with a brief description of the methodology used by management to develop the significant assumptions included below:

Discount Rate. The discount rate selected for all U.S. plans was 4.50% as of December 31, 2011 and 5.00% at both January 31, 2011 and December 31, 2010. The rate was selected based on the results of a cash flow matching analysis, which projected the expected cash flows of the plans using a yield curves model developed from a universe of Aa-graded U.S. currency corporate bonds (obtained from Bloomberg) with at least $50.0 million outstanding. Bonds with features that imply unreliable pricing, a less than certain cash flow, or other indicators of optionality are filtered out of the universe. The remaining universe is categorized into maturity groups, and within each of the maturity groups yields are ranked into percentiles.

Expected Long-term Rate of Return. The estimated long-term rate of return assumption used in the determination of net periodic cost for the years ended December 31, 2011 and 2010 was 7.50%. This rate was developed after reviewing both a capital asset pricing model using historical data and a forecasted earnings model. An expected return analysis is performed which incorporates the current portfolio allocation, historical asset-class returns and an assessment of expected future performance using asset-class risk factors.

Rate of Compensation Increases. Tronox Incorporated’s estimated rate of compensation increase was 3.50% at both December 31, 2011 and 2010, based on our long-term plans for compensation increases and expected economic conditions, including the effects of merit increases, promotions and general inflation.

Health Care Cost Trend Rates. At December 31, 2011, the assumed health care cost trend rates used to measure the expected cost of benefits covered by the postretirement healthcare plan was 9.0% in 2012, gradually declining to 5.0% in 2018 and thereafter. A 1% increase in the assumed health care cost trend rate for each future year would increase the accumulated postretirement benefit obligation at December 31, 2011 by $1.0 million, while the aggregate of the service and interest cost components of the 2011 net periodic postretirement cost would increase by $0.1 million. A 1% decrease in the trend rate for each future year would reduce the accumulated benefit obligation at December 31, 2011 by $0.8 million and decrease the aggregate of the service and interest cost components of the net periodic postretirement cost for 2011 by $0.1 million.

Foreign Benefit Plans

Tronox Incorporated currently provides defined benefit retirement plans (funded) for qualifying employees in the Netherlands. The various assumptions used and the attribution of the costs to periods of employee service are fundamental to the measurement of net periodic cost and pension obligations associated with the retirement plans.

The following are considered significant assumptions related to Tronox Incorporated’s foreign retirement plans:

Discount Rate. The discount rate selected for the Netherlands plan was 5.25% as of December 31, 2011 and 2010, which is based on long-term Euro corporate bond index rates that correlate with anticipated cash flows associated with future benefit payments.

Expected Long-term Rate of Return. The expected long-term rate of return assumption for the Netherlands plan of 5.25% as of December 31, 2011 and 5.75% as of December 31, 2010 was developed considering the portfolio mix and country-specific economic data that includes the expected long-term rates of return on local government and corporate bonds.

Rate of Compensation Increases. Tronox Incorporated determines its rate of compensation assumptions based on its long-term plans for compensation increases specific to employee groups covered. At December 31, 2011 and 2010, the rate of compensation increases for the Netherlands plan was 3.50%.

Recent Accounting Pronouncements

On January 1, 2012, Tronox Incorporated adopted the required guidance under ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which changes the presentation requirements of comprehensive income to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. The adoption of this guidance did not have a material impact on the consolidated financial statements. During 2011, the FASB issued ASU 2011-12, which deferred certain requirements of ASU 2011-05. The Company did not adopt such deferred requirements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”), which changes certain fair value measurement and disclosure requirements, clarifies the application of existing fair value measurement and disclosure requirements and provides consistency to ensure that U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the consolidated financial statements.

The Three Months Ended March 31, 2012 Compared to the Combined Three Month Period Ended March 31, 2011

The following table presents Tronox Incorporated’s results of operations for the periods indicated. References to 2011 refer to the combined three month period ended March 31, 2011, which includes the Successor period and the Predecessor period, unless otherwise indicated.

	Successor		Predecessor
	Three Months Ended March 31, 2012	Two Months Ended March 31, 2011	One Month Ended January 31, 2011	Change, 2012 from Combined Three Months 2011
	(Millions of dollars)
Net Sales	$433.6	$267.1	$107.6	$58.9
Cost of goods sold	(276.3)	(229.8)	(82.3)	35.8

Gross Margin	157.3	37.3	25.3	94.7
Selling, general and administrative expenses	(44.3)	(19.5)	(5.4)	(19.4)

Income from Operations	113.0	17.8	19.9	75.3
Interest and debt expense	(7.9)	(5.3)	(2.9)	0.3
Other income (expense)	(1.4)	1.0	1.6	(4.0)
Reorganization income (expense)	—	—	613.6	(613.6)

Income from Continuing Operations before Income Taxes	103.7	13.5	632.2	(542.0)
Income tax provision	(17.4)	(3.3)	(0.7)	(13.4)

Income from Continuing Operations	$86.3	$10.2	$631.5	$(555.4)

Net sales increased $58.9 million, or 15.7%, to $433.6 million for 2012, from $374.7 million for 2011. Pigment segment sales accounted for approximately 92.8% of our total sales during 2012 and approximately 90.0% in 2011. Increases in sales price of both TiO2 and mineral products during 2012 resulted in a $130.4 million increase in net sales, while decreases in sales volumes of both TiO2 and mineral products resulted in a $61.7 million decrease in net sales. Additionally, the impact of foreign currency exchange rate changes related to TiO2 decreased net sales by $3.3 million. See discussion of Net Sales by business line for further information.

Costs of goods sold decreased $35.8 million, or 11.5%, to $276.3 million for 2012, from $312.1 million for 2011. The decrease is primarily due to a decrease in volume, offset by higher raw material, chemicals, energy and employee related costs year over year. Also contributing to the increase is unfavorable exchange rate changes primarily due to movements in the Australian dollar versus the U.S. dollar. Cost of goods sold as a percentage of net sales was 63.7% during 2012 down from 83.3% during 2011 primarily due to increased sales prices partially offset by the higher costs.

Gross margin increased $94.7 million, or 151.3%, to $157.3 million for 2012, from $62.6 million for 2011. Gross margin percentage improved to 36.3% during 2012, up from 16.7% during 2011. Gross margin and gross margin percentage improved primarily due to the increased selling prices, discussed above, partially offset by decreased sales volumes, higher costs and unfavorable exchange rate changes. See discussion of Income (Loss) from Operations by business line for further information.

Selling, general and administrative expenses increased $19.4 million, or 77.9%, to $44.3 million for 2012, from $24.9 million for 2011. The increase was primarily due to costs associated with the acquisition of Exxaro’s mineral sands operations, as well as increased employee variable compensation and benefit costs.

Costs associated with the acquisition of Exxaro Mineral Sands, including banker fees, legal and professional fees, as well as costs associated with the preparation and amending of the Form S-4 and costs associated with the integration of Exxaro Mineral Sands that will occur after the closing of the transaction amounted to approximately $9.1 million. Employee variable compensation and benefit costs increased costs by approximately $9.1 million due to the implementation of incentive cash and stock compensation programs. Amortization of intangible assets increased $2.0 million due to an additional month of amortization in 2012 and travel and entertainment increased $1.0 million. Other costs decreased $1.8 million.

Interest and Debt expense decreased $0.3 million, or 3.7%, to $7.9 million for 2012, from $8.2 million for 2011. The decreased costs are primarily attributable to lower interest rates and lower amortization of debt issuance costs on the Term Facility in existence in 2012. Additionally, during 2011, interest expense excluded $2.8 million that would have been payable under the terms of the $350.0 million 9.5% senior unsecured notes, which was not accrued while we were in bankruptcy in accordance with ASC 852, Reorganizations.

Other income (expense) decreased $4.0 million to an expense of $1.4 million for 2012, from income of $2.6 million for 2011. The change was primarily due to foreign currency losses of $2.2 million during 2012 as compared to foreign currency gains of $2.4 million in 2011. The remaining increase of $0.8 million is attributable to increases and decreases in other miscellaneous items such as interest income and other non-operating income.

Reorganization income was income of $613.6 million for 2011. The 2011 income is primarily the result of the application of fresh-start accounting as of January 31, 2011, which resulted in a $659.1 million gain being recognized due to implementation of fresh-start accounting and the discharge of debt and satisfaction of claims that was only partially offset by $45.5 million of reorganization items including legal and professional fees, claims adjustments and other fees related to the rights offering and debt financing. As of emergence, we no longer report reorganization expense. Any residual reorganization costs are primarily included in selling, general and administrative expenses.

Income tax provision was $17.4 million for the three months ended March 31, 2012, representing an effective tax rate of 16.8% on pre-tax income of $103.7 million. In the two months ended March 31, 2011, we recorded a tax provision of $3.3 million, representing an effective tax rate of 24.4% on pre-tax income of $13.5 million. In the one month ended January 31, 2011, we recorded a tax provision of $0.7 million, representing an effective tax rate of 0.1% on pre-tax income of $632.2 million.

The tax provisions for the three months ended March 31, 2012 and the two months ended March 31, 2011 differ from the U.S. statutory rate of 35% primarily due to valuation allowances in the U.S. and income in foreign jurisdictions taxed at rates lower than 35%.

In the one month ended January 31, 2011, the tax provision differs from the U.S. statutory rate of 35% primarily due to fresh-start adjustments, which were booked net of tax.

Discussion by Business Lines for the Three Months Ended March 31, 2012 Compared to the Combined Three Month Period Ended March 31, 2011

The following table presents results of operations of each business line for the periods indicated. References to 2011 refer to the combined three month period ended March 31, 2011, which includes the Successor period and the Predecessor period, unless otherwise indicated.

	Successor		Predecessor
	Three Months Ended March 31, 2012	Two Months Ended March 31, 2011	One Month Ended January 31, 2011	Change, 2012 from Combined Three Months 2011
	(Millions of dollars)
Net Sales
Pigment segment	$402.5	$244.0	$93.1	$65.4
Electrolytic and other chemical products	30.8	22.9	12.1	(4.2)
Corporate and Other	0.3	0.2	2.4	(2.3)

Net Sales	$433.6	$267.1	$107.6	$58.9

Income (Loss) from Operations
Pigment segment	$141.1	$24.5	$21.4	$95.2
Electrolytic and other chemical products	(1.1)	0.3	0.7	(2.1)
Corporate and Other	(27.0)	(7.0)	(2.2)	(17.8)

Income from Operations	$113.0	$17.8	$19.9	$75.3

Net Sales

Pigment segment net sales increased $65.4 million, or 19.4%, to $402.5 million for 2012, from $337.1 million during 2011. Net sales include the sale of TiO2, as well as the sale of heavy minerals, such as ilmenite, rutile, synthetic rutile, leucoxene, zircon, activated carbon and staurolite, produced by the Tiwest Joint Venture.

During 2012, TiO2 sales accounted for approximately 89.8% of pigment segment net sales, and the increase in TiO2 sales accounted for $42.6 million, or 65% of the total increase in pigment segment net sales. The increase was primarily due to a 37% increase (excluding foreign currency effects) in the price per metric tonne, offset by a 17% decrease in TiO2 sales volumes. Higher TiO2 pricing resulted in an increase to sales of approximately $99.2 million, which was offset by a decrease in sales volumes of $53.3 million. Higher sales prices are primarily due to the supply and demand balance in TiO2 markets which enabled us to pass through price increases to our customers primarily in 2011, which we have maintained in 2012. Decreased sales volumes are primarily a result of temporary factors, namely “destocking,” the process by which manufacturers and other end users pare down their inventories. Additionally, the impact of foreign currency exchange rate changes related to TiO2 decreased net sales by $3.3 million.

The majority of the remaining increase in pigment segment net sales of $22.8 million, or 35% is attributable to increase in the sale of heavy minerals produced by the Tiwest Joint Venture. The increase was primarily due to an increase in price and a higher valued sales mix year over year. Higher pricing resulted in an increase to sales of approximately $20.4 million, while the sales mix increased sales by $2.4 million. The largest contributor to the increase was synthetic rutile. Synthetic rutile accounted for approximately $17.8 million of the increase due to an increase in sales volume of over 100%, as well as an increase in the average price per tonne from the first quarter of 2011 to the first quarter of 2012 of over 100%.

Electrolytic and other chemical products net sales decreased $4.2 million, or 12.0%, to $30.8 million for 2012, from $35.0 million during 2011. The decrease in sales was primarily due to decreases in volumes sold of $4.9 million for sodium chlorate and electrolytic manganese dioxide (“EMD”), offset by higher prices of $0.7 million due to maintaining price increases despite competitive conditions.

Corporate and Other net sales decreased $2.3 million, or 88.5%, to $0.3 million for 2012, from $2.6 million during 2011. Net sales in corporate and other, is primarily attributable to sulfuric acid sales which decreased as a result of the sulfuric acid operation being transferred to an environmental remediation trust upon emergence from bankruptcy.

Income from Operations

Pigment segment income from operations increased $95.2 million, to $141.1 million for 2012, from $45.9 million during 2011. The increase was primarily due to the effects of higher TiO2 sales prices partially offset by lower sales volumes and higher production costs and selling, general and administrative expenses.

Increased TiO2 net sales of $42.6 million were partially offset by lower sales volumes, as discussed above, and increased production costs of $20.6 million, which includes $0.8 million of favorable foreign currency effects. Higher costs were primarily due to increase in raw material (titanium ores), chemicals and employee related costs. Higher sales prices of heavy minerals produced by the Tiwest Joint Venture, slightly offset by lower volumes sold, resulted in increased revenue of $22.8 million, as discussed above. Additionally, decreased costs of goods sold of $2.5 million for heavy minerals contributed to the $25.3 million increase in operating profit. SG&A and other costs for the pigment segment increased operating income $0.4 million for the first quarter 2012.

Electrolytic and other chemical products income from operations decreased $2.1 million, to a loss of $1.1 million for 2012, from income of $1.0 million during 2011. Decreased profitability was driven by decreased sales volumes resulting in lower production and delivery costs and selling, general and administrative expenses. Net sales were unfavorable $4.2 million. Lower volumes produced and sold during 2012 reduced costs and freight increasing operating profit $3.4 million and $0.2 million, respectively. Selling, general and administrative and other items were unfavorable $1.6 million. Included in selling, general and administrative expenses is $0.2 million of amortization of customer relationship intangible assets.

Corporate and Other had an operating loss of $27.0 million 2012, from an operating loss of $9.2 million during 2011. Costs associated with the acquisition of Exxaro Mineral Sands, including banker fees, legal and professional fees, as well as costs associated with the preparation and amending of the Form S-4 and costs associated with the integration of Exxaro Mineral Sands that will occur after the closing of the transaction amounted to approximately $9.1 million. Additionally, employee variable compensation and benefit costs increased due to the implementation of incentive cash and stock compensation programs. Included in the operating loss is $0.8 million of amortization of TiO2 technology, trade names, and in-process research and development intangible assets.

The Eleven Months Ended December 31, 2011, One Month Ended January 31, 2011 and Twelve Months Ended December 31, 2010

The following table presents Tronox Incorporated’s results of operations for the periods indicated.

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31, 2010
	(Millions of dollars)
Net Sales	$1,543.4	$107.6	$1,217.6
Cost of goods sold	(1,104.5)	(82.3)	(996.1)

Gross Margin	438.9	25.3	221.5
Selling, general and administrative expenses	(151.7)	(5.4)	(59.2)
Litigation/arbitration settlement	9.8	—	—
Provision for environmental remediation and restoration, net of reimbursements	4.5	—	47.3

Income from Operations	301.5	19.9	209.6
Interest and debt expense	(30.0)	(2.9)	(49.9)
Other income (expense)	(9.8)	1.6	(8.3)
Reorganization income (expense)	—	613.6	(144.8)

Income from Continuing Operations before Income Taxes	261.7	632.2	6.6
Income tax provision	(20.2)	(0.7)	(2.0)

Income from Continuing Operations	$241.5	$631.5	$4.6

Net sales were $1,543.4 for the eleven months ended December 31, 2011 and $107.6 million for the one month ended January 31, 2011 compared to $1,217.6 million for the year ended December 31, 2010. Pigment segment sales accounted for approximately 92.0%, 86.5%, 87.7% of our total sales during the eleven months ended December 31, 2011, one month ended January 31, 2011 and year ended December 31, 2010, respectively. Both sales price and sales volumes of TiO2 and mineral products increased throughout 2011. See discussion of Net Sales by business line for the further information.

Cost of goods sold was $1,104.5 million for the eleven months ended December 31, 2011 and $82.3 million for the one month ended January 31, 2011 compared to $996.1 million for 2010. Throughout 2011, Tronox Incorporated experienced increases in raw material, chemicals, energy and employee related costs. During the eleven months ended December 31, 2011 and the year ended December 31, 2010, Tronox Incorporated recorded unfavorable exchange rate changes primarily due to movements in the Australian dollar versus the U.S. dollar, which increased cost of goods sold compared to favorable exchange rate changes recorded in the one month ended January 31, 2011 which offset costs of goods sold. Additionally, as a result of fresh-start accounting, Tronox Incorporated recorded $35.5 million related to non-cash fresh-start inventory accounting affects, which was amortized during the eleven months ended December 31, 2011.

Gross margin was $438.9 million during the eleven months ended December 31, 2011 and $25.3 million during the one month ended January 31, 2011 compared to $221.5 million during 2010. Gross margin percentage was 28.4%, 23.5% and 18.2% during the eleven months ended December 31, 2011, one month ended January 31, 2011 and the year ended December 31, 2010, respectively. Gross margin and gross margin percentage continued to improve primarily due to the increased selling prices and sales volumes, discussed above, which were partially offset by higher costs and unfavorable exchange rate changes. See discussion of Income from Operations by business line for further information.

Selling, general and administrative expenses were $151.7 million for the eleven months ended December 31, 2011 and $5.4 million for the one month ended January 31, 2011 compared to $59.2 million during 2010.

The expense of $151.7 million during the eleven months ended December 31, 2011 was primarily due to amortization of intangible assets subsequent to fresh-start accounting of $21.6 million, employee variable compensation and benefit costs of approximately $48.4 million (including $13.7 million related to amortization of restricted stock), costs associated with the acquisition of Exxaro Mineral Sands, including banker fees, legal and professional fees and the registration rights penalty of approximately $28.2 million, audit and professional fees incurred related to fresh-start accounting and the three year audit of our financial statements of approximately $15.7 million, marketing costs of $13.5 million and other costs of approximately $24.3 million.

Additionally, in October 2011, Dennis Wanlass stepped down from his position as CEO; however, he will continue through the close of the Transaction to help facilitate a smooth transition. On December 21, 2011, Tronox Incorporated entered into the separation agreement with Dennis Wanlass. Per the terms of such agreement, Tronox Incorporated recorded a cash severance payment of $3.1 million and accelerated vesting of $2.9 million related to restricted shares granted under the management equity incentive plan, which are included in selling, general and administrative expenses.

As a result of the departure of Dennis Wanlass, the board of directors hired Thomas Casey, the Chairman of the Board, to take over as the CEO as Tronox Incorporated prepared to assimilate its recently announced acquisition of Exxaro Mineral Sands. Thomas Casey was paid a $2.0 million sign-on bonus, which was included in selling, general and administrative expenses during the fourth quarter of 2011.

The expense of $5.4 million during the one month ended January 31, 2011 was primarily due to employee variable compensation and benefit costs of approximately $1.7 million, marketing costs of $1.0 million and other costs of approximately $2.7 million.

The expense of $59.2 million during 2010 was primarily due to employee variable compensation and benefit costs of approximately $19.7 million, outside services used during the bankruptcy and during the emergence from bankruptcy including attorneys, contract labor and other of $16.5 million, marketing costs of 11.2 million and other costs of approximately $11.8 million.

Litigation/arbitration settlement was income of $9.8 million for the eleven months ended December 31, 2011 due to the settlement with RTI Hamilton, Inc. The settlement agreement reflects a compromise and settlement of disputed claims in complete accord and satisfaction thereof. Of the total payment of $10.5 million, $0.7 million constitutes payment for capital costs incurred by Tronox Incorporated in relation to the agreement, plus interest.

Provision for environmental remediation and restoration was income of $4.5 million during the eleven months ended December 31, 2011, nil during the one month ended January 31, 2011 and income of $47.3 million during 2010. During the eleven months ended December 31, 2011, Tronox Incorporated received additional reimbursements under the Predecessor’s environmental insurance policy related to its remediation efforts at the Henderson, Nevada site. During 2010, Tronox Incorporated recorded receivables from its insurance carrier related to environmental clean-up obligations at the Henderson facility. Due to the accounting for the KM Legacy Liabilities, as described in Note 5, the obligation for the clean-up work had been recorded in prior years, but the insurance coverage was confirmed in 2010.

Interest and debt expense was $30.0 million for the eleven months ended December 31, 2011, $2.9 million for the one month ended January 30, 2011 and $49.9 million during 2010. The $30.0 million during the eleven months ended December 31, 2011 is comprised of $29.3 million of interest expense on the Exit Financing Facility and the Wells Revolver, $0.8 million of amortization of deferred debt issuance costs and $0.6 million of other costs, offset by $0.7 million of capitalized interest. The $2.9 million of interest expense during the one month ended January 31, 2011 is comprised of $2.6 million of interest expense and $0.3 million of amortization of deferred debt costs. Additionally, during the one month ended January 31, 2011, interest expense excludes $2.8 million, which would have been payable under the terms of the $350.0 million 9.5% senior unsecured notes, which was not accrued while Tronox Incorporated was in bankruptcy in accordance with ASC 852, Reorganizations (“ASC 852”). The $49.9 million during 2010 is comprised of $39.7 million of interest expense on the DIP facility, $9.2 million of amortization of deferred debt issuance costs and $1.0 million of other costs. Additionally, during 2010, interest expense excluded $33.3 million, which would have been payable under the terms of the $350.0 million 9.5% senior unsecured notes, which was not accrued while Tronox Incorporated was in bankruptcy.

Other income (expense) was an expense of $9.8 million for the eleven months ended December 31, 2011, income of $1.6 million for the one month ended January 31, 2011 and an expense of $8.3 million during 2010. The expense of $9.8 million during the eleven months ended December 31, 2011 is comprised of a $7.8 million net foreign currency loss and $2.8 million of other expenses, offset by a $0.2 million gain on liquidation of subsidiary and $0.6 million of interest income. The income of $1.6 million for the one month ended January 31, 2011 is comprised of a $1.5 million net foreign currency gain and $0.1 million of interest income. The expense of $8.3 million during 2010 is comprised of a $12.5 million net foreign currency loss and a $2.0 million loss in net earnings of equity method investees, offset by a one-time $5.3 million gain on the dissolution of subsidiary, interest income of $0.6 million and other income of $0.3 million.

Reorganization income (expense) was nil for the eleven months ended December 31, 2011, income of $613.6 million for the one month ended January 31, 2011 and an expense of $144.8 million for 2010. Upon emergence from bankruptcy, Tronox Incorporated no longer records reorganization income (expense). Any residual costs are included in “Selling, general and administrative expenses.” The income of $613.6 million for the one month ended January 31, 2011 is primarily the result of the application of fresh-start accounting as of January 31, 2011, which resulted in a $659.1 million gain being recognized due to implementation of fresh-start accounting and the discharge of debt and satisfaction of claims that was only partially offset by $45.5 million of reorganization items including legal and professional fees, claims adjustments and other fees related to the Rights Offering and debt financing. In 2010, Tronox Incorporated incurred $66.7 million of reorganization expenses including legal and professional fees related to finalizing the Plan and disclosure statement, as well as fees related to the DIP financing in place during the period, partially offset by gains on rejected contracts and other items related to the ongoing claims reconciliation process.

Income tax provision was $20.2 million for the eleven months ended December 31, 2011, representing an effective tax rate of 7.7% on pre-tax income of $261.7 million. In the one month ended January 31, 2011, the Predecessor recorded a tax provision of $0.7 million, representing an effective tax rate of 0.1% on pre-tax income of $632.2 million. In 2010, Tronox Incorporated recorded a tax provision of $2.0 million, representing an effective tax rate of 30.3% on pre-tax income of $6.6 million

The tax provision for the eleven months ended December 31, 2011 differs from the U.S. statutory rate of 35.0% primarily due to valuation allowances in the United States and income in foreign jurisdictions taxed at rates lower than 35.0%. For the eleven months ended December 31, 2011, the rate is additionally impacted by statute lapses in a foreign jurisdiction, which released significant liabilities related to uncertain tax positions.

In the one month ended January 31, 2011, the tax provision differs from the U.S. statutory rate of 35.0% primarily due to fresh-start adjustments, which were booked net of tax.

Discussion by Business Lines for the Eleven Months Ended December 31, 2011, One Month Ended January 31, 2011 and Twelve Months Ended December 31, 2010

The following table presents results of operations of each business line for the periods indicated.

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31, 2010
	(Millions of dollars)
Net Sales
Pigment segment	$1,420.4	$93.1	$1,068.2
Electrolytic and other chemical products	116.6	12.1	128.3
Corporate and Other	6.4	2.4	21.1

Net Sales	$1,543.4	$107.6	$1,217.6

Income (Loss) from Operations
Pigment segment	$355.1	$21.4	$169.7
Electrolytic and other chemical products	(0.3)	0.7	5.8
Corporate and Other	(53.3)	(2.2)	34.1

Income from Operations	$301.5	$19.9	$209.6

Net Sales

Pigment segment net sales were $1,420.4 million for the eleven months ended December 31, 2011 and $93.1 million for the one month ended January 31, 2011 compared to $1,068.2 million during 2010. Net sales include the sale of TiO2, as well as the sale of heavy minerals, such as ilmenite, rutile, synthetic rutile, leucoxene, zircon, activated carbon and staurolite, produced by the Tiwest Joint Venture.

During the eleven months ended December 31, 2011 and the one month ended January 31, 2011, TiO2 sales accounted for approximately 93% and 95% respectively, of pigment segment net sales. During 2011, TiO2 sales prices increased, primarily the result of the general global economic recovery and constrained supply of TiO2. These factors have caused a supply and demand situation that has enabled Tronox Incorporated to pass through price increases to its customers. The average price per metric tonne sold during the eleven months ended December 31, 2011 and one month ended January 31, 2011 increased 41% and 20%, respectively, compared to the average price sold during the year ended December 31, 2010.

The remaining pigment net sales during the eleven months ended December 31, 2011 and one month ended January 31, 2011 are primarily attributable to the sale of heavy minerals produced by the Tiwest Joint Venture. During the eleven months ended December 31, 2011, Tronox Incorporated experienced increased prices in certain heavy minerals, which were partially offset by lower valued sales mix from prior periods.

Electrolytic and other chemical products net sales were $116.6 million for the eleven months ended December 31, 2011 and $12.1 million for the one month ended January 31, 2011 compared to $128.3 million during 2010. The increase in sales during the eleven months ended December 31, 2011 and one month ended January 31, 2011 compared to the twelve months ended December 31, 2010 was primarily due to higher prices for sodium chlorate, which were offset by decreases in volumes sold of sodium chlorate, and manganese dioxide. Higher pricing during both the eleven months ended December 31, 2011 and one month ended January 31, 2011 was due to maintaining the 2010 price increases despite competitive conditions. Lower volumes sold during the eleven months ended December 31, 2011 was primarily due to unplanned outages at our sodium chlorate facility in Hamilton, Mississippi.

Corporate and Other net sales were $6.4 million for the eleven months ended December 31, 2011, $2.4 million for the one month ended January 31, 2011 and $21.1 million during 2010. During the one month ended January 31, 2011 and the year ended 2010, net sales in corporate and other, were primarily attributable to sulfuric acid operations, which were transferred to an environmental remediation trust upon emergence from bankruptcy.

Income from Operations

Pigment segment income from operations was income of $355.1 million during the eleven months ended December 31, 2011 and $21.4 million for the one month ended January 31, 2011 compared to $169.7 million during the year ended December 31, 2010. During both the eleven months ended December 31, 2011 and the one month ended January 31, 2011, TiO2 sales prices and volumes increased. Such increases were partially offset by higher production costs and selling, general and administrative expenses during both periods. Higher production costs were due to a 19% increase year over year for raw materials and process chemicals. Additionally, included in pigment segment cost of goods sold was the cost to purchase Exxaro’s share of the Tiwest Joint Venture tonnes, which increased from 2010 to 2011 by approximately $53.5 million due to the higher market prices in 2011. Higher sales prices and volumes of heavy minerals produced by the Tiwest Joint Venture resulted in increased revenue, which was offset by an increase in related cost of goods sold for reductions to income from operations, including unfavorable foreign currency effects.

During the eleven months ended December 31, 2011, in addition to the increase for raw materials and process chemicals, Tronox Incorporated also experienced increased energy costs and increased employee related costs due to the implementation of variable compensation and the post emergence accounting impact on pension and post retirement medical costs. Foreign currency effects on operating profit were net unfavorable primarily due to movements in the Australian dollar versus the U.S. dollar. Freight costs, due to volumes and higher costs, were also unfavorable.

During the eleven months ended December 31, 2011, selling, general and administrative expenses decreased income from operations by $73.2 million, and include $17.8 million of pigment-specific intangible asset amortization, as well as the pigment segment’s share of employee costs including salaries, benefits, travel costs and outside services. Marketing costs specific to TiO2 products of $13.5 million also increased due to higher volumes and prices.

During the one month ended January 31, 2011, selling, general and administrative expenses decreased income from operations by $3.3 million, and were primarily comprised of marketing costs of $1.0 million, as well as the pigment segment’s share of employee-related compensation costs.

Electrolytic and other chemical products income from operations was a loss of $0.3 million during the eleven months ended December 31, 2011 and income of $0.7 million during the one month ended January 31, 2011 compared to $5.8 million during the year ended December 31, 2010.

Decreased profitability during the eleven months ended December 31, 2011 was driven by a decrease in sales volumes, higher production and delivery costs and higher selling, general and administrative expenses. Included in selling, general and administrative expenses during the eleven months ended December 31, 2011 is $0.8 million of amortization of customer relationship intangible assets. The decrease was partially offset by the effects of favorable pricing.

Corporate and Other had an operating loss of $53.3 million during the eleven months ended December 31, 2011 and an operating loss of $2.2 million during the one month ended January 31, 2011 compared to $34.1 million of profit the year ended December 31, 2010.

During the eleven months ended December 31, 2011 Tronox Incorporated incurred costs associated with the bankruptcy and the acquisition of Exxaro Mineral Sands, including banker fees, legal and professional fees and the registration rights penalty accounted for approximately $28.2 million. Additionally, Tronox Incorporated incurred audit and professional fees related to the three year audit of its financial statements of approximately $15.7 million, employee variable compensation and benefit costs associated with implementation of incentive cash and stock compensation programs and costs associated with our post-emergence accounting for pension and postretirement healthcare benefit costs. During the eleven months ended December 31, 2011, Tronox Incorporated recognized $3.0 million of amortization of intangible assets recorded as part of the fresh-start accounting at emergence from bankruptcy, offset by a litigation/arbitration settlement of $9.8 million and reimbursements of environmental expenditures received during the eleven months ended December 31, 2011 of $4.3 million compared to $47.3 million received during 2010. The decline was a result of Tronox Incorporated’s exit from bankruptcy, whereby it transferred responsibility for environmental remediation to the trusts established as part of the Plan.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table presents Tronox’s Incorporated’s results of operations for the periods indicated:

	Year Ended December31,
	2010	2009	Change
	(Millions of dollars)
Net Sales	$1,217.6	$1,070.1	$147.5
Cost of goods sold	(996.1)	(931.9)	64.2

Gross Margin	221.5	138.2	83.3
Selling, general and administrative expenses	(59.2)	(71.7)	12.5
Gain on land sales	—	1.0	(1.0)
Impairment of long-lived assets	—	(0.4)	0.4
Restructuring charges	—	(17.3)	17.3
Net loss on deconsolidation of subsidiary	—	(24.3)	24.3
Provision for environmental remediation and restoration, net of reimbursements	47.3	—	47.3

Income (Loss) from Operations	209.6	25.5	184.1

Interest and debt expense	(49.9)	(35.9)	(14.0)
Other expense	(8.3)	(10.3)	2.0
Reorganization expense	(144.8)	(9.5)	(135.3)

Income (Loss) from Continuing Operations before Income Taxes	6.6	(30.2)	36.8
Income tax benefit (provision)	(2.0)	1.5	(3.5)

Income (Loss) from Continuing Operations	$4.6	$(28.7)	$33.3

Net sales increased $147.5 million, or 13.8%, to $1,217.6 million during 2010, from $1,070.1 million during 2009. The increase was primarily due to a 12.3% ($131.3 million) increase in selling prices and a 2.6% ($27.7 million) increase in volume, which was partially offset by the unfavorable effects of foreign exchange rates and a slight decline in other revenues that reduced net sales by 1.1% ($11.5 million). The change in sales volumes is primarily the result of recovering industry demand in 2010 as compared to 2009, which had lower sales volumes caused by the recession in 2009 following the global financial crisis in 2008. Higher pricing is also a result of increased global demand coupled with lower industry capacity of TiO2 as producers had permanently removed capacity and also experienced unplanned production outages. See discussion of Net Sales by business lines for a further analysis of net sales.

Gross margin increased $83.3 million, or 60.3%, to $221.5 million during 2010, from $138.2 million during 2009. Gross margin improved to 18.2% during 2010, up from 12.9% during 2009. Gross margin improved primarily due to increased selling prices and sales volumes, discussed above, partially offset by higher costs and unfavorable exchange rate changes. Costs increased due in part to higher raw material chemicals and energy costs, as well as higher freight costs, partially offset by the benefit of having shut down the Savannah TiO2 facility in 2009. Unfavorable exchange rate effects were primarily due to movements in the Australian dollar versus the U.S. dollar. See discussion of Income from Operations by business line for a further analysis of gross margin.

Selling, general and administrative expenses decreased $12.5 million, or 17.4%, to $59.2 million during 2010, from $71.7 million during 2009. The decrease was primarily due to lower employee compensation and benefit costs of approximately $16.8 million due to reduced headcount, reduced bonus accruals, reduced severance costs, and lower pension and medical costs in 2010 versus 2009. This was partially offset by increased marketing costs due to higher sales volumes and prices of $2.6 million, other items of $0.3 million and one-time costs for the maintenance of our headquarters and technical facility in Oklahoma City, Oklahoma of $1.4 million.

Gain on land sales in 2009 was $1.0 million, which was related to the sale of parcels of land in Knoxville, Tennessee, and Norman, Oklahoma.

Impairment of long-lived assets in 2009 was $0.4 million, which was primarily related to the idling of the TiO2 business at our Savannah plant.

Restructuring charges were nil during 2010 compared to $17.3 million in expenses for 2009. The restructuring charges in 2009 were primarily a result of severance, early termination benefits under Tronox Incorporated’s U.S. qualified defined benefit plan and asset write-downs, all related to the idling of the TiO2 business at our Savannah plant.

Net loss on deconsolidation of subsidiaries in 2009 was $24.3 million, which was related to the effect of deconsolidating the assets and liabilities of the German subsidiaries and the impact of writing off receivables from the German subsidiaries not expected to be collected due to their insolvency.

Provision for environmental remediation and restoration was income of $47.3 million during 2010 compared to nil for 2009. During 2010, Tronox Incorporated recorded receivables from its insurance carrier related to environmental clean-up obligations at the Henderson facility. Due to the accounting for the KM Legacy Liabilities, as described in Note 5, the obligation for the cleanup work had been recorded in prior years, but the insurance coverage was confirmed in 2010. In 2009, due to the bankruptcy filing and the accounting for the KM Legacy Liabilities, an adjustment to the KM Legacy Liabilities was recorded in reorganization expense.

Interest and debt expense increased $14.0 million to $49.9 million for 2010, from $35.9 million during 2009. Increased costs are primarily attributable to the second DIP facility entered into in conjunction with the term sheet in 2009 for the agreed upon framework of the Plan, as well as the final DIP facility entered into on October 21, 2010. Interest expense for the twelve months ended December 31, 2010 and December 31, 2009 excludes $33.3 and $32.1 million, respectively, of interest on Tronox Incorporated’s $350.0 million 9.5% senior unsecured notes due 2012 (the “Senior Unsecured Notes”), which was no longer being accrued subsequent to the Chapter 11 filing on January 12, 2009.

Other expense decreased $2.0 million to $8.3 million for 2010, from $10.3 million during 2009. The change was primarily due to a one-time gain of $5.3 million in 2010 due to the recognition of the cumulative translation adjustment upon the dissolution of certain European financing and holding companies. Additionally, during 2010 Tronox Incorporated recognized decreased losses from equity affiliates of $1.6 million, as well as decreased losses on derivatives of $0.7 million, which were offset by higher foreign currency losses of $0.4 million and a $0.8 million increase in other expenses.

Reorganization expense increased $135.3 million to $144.8 million for 2010, from $9.5 million during 2009. Reorganization fees in 2010 relate primarily to refinancing Tronox Incorporated’s original DIP facility, negotiating an asset backed lending agreement, legal and professional fees associated with negotiating the specific terms of the Plan, preparing the disclosure statement, negotiating and filing the environmental settlement agreement, as well as the ongoing bankruptcy claims reconciliation process.

Reorganization expenses in 2009 include costs associated with the entry into the original DIP facility, the write-off of deferred debt issuance costs associated with the Senior Unsecured Notes and the secured term loans and revolver, costs associated with amending the terms of the original DIP facility and negotiating the second DIP facility, costs related to efforts to sell assets pursuant to section 363 of the Bankruptcy Code, losses incurred in connection with rejecting contracts and leases and professional fees related to the Chapter 11 activities incurred subsequent to the Chapter 11 filing. Included within this $9.5 million is a $75.7 million credit that adjusted the accrued environmental and remediation liabilities to the Settlement amount.

Income tax provision was $2.0 million for 2010, representing an effective tax rate of 30.3% on pre-tax income of $6.6 million. For 2009, Tronox Incorporated recorded a tax benefit of $1.5 million, representing an effective tax rate of 5.0% on a pre-tax loss of $30.2 million. The rates in both years exclude the effects of operations that are now reported as discontinued.

During 2010, the rate differs from the U.S. statutory rate of 35% primarily due to valuation allowances in multiple jurisdictions along with state income tax benefits offset by capitalized professional fees, the taxation of foreign operations, prior year accrual adjustments, the disallowance of foreign interest deductions, and interest accrued on uncertain tax positions.

During 2009, the rate differs from the U.S. statutory rate of 35% primarily due to valuation allowances in multiple jurisdictions, capitalized professional fees, and prior year accrual adjustments offset by the equity deconsolidation of a foreign subsidiary and state income tax benefits.

Discussion by Business Lines for Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The following table presents Tronox Incorporated’s results of operations of each business line for the periods indicated.

	Year Ended December 31,
	2010	2009	Change
	(Millions of dollars)
Net Sales
Pigment	$1,068.2	$924.4	$143.8
Electrolytic and other chemical products	128.3	127.1	1.2
Corporate and Other	21.1	18.6	2.5

Net Sales	$1,217.6	$1,070.1	$147.5

Income (Loss) from Operations
Pigment	$169.7	$43.0	$126.7
Electrolytic and other chemical products	5.8	18.0	(12.2)
Corporate and Other	34.1	(35.5)	69.6

Income from Operations	$209.6	$25.5	$184.1

Net Sales

Pigment segment net sales increased $143.8 million, or 15.6%, to $1,068.2 million during 2010, from $924.4 million during 2009. The increase was primarily due to a 14.4% ($133.2 million) increase in selling prices, a 2.3% ($21.4 million) increase in volume and a $0.3 million increase in other revenues, which was partially offset by the unfavorable effects of foreign exchange rates that reduced net sales by 1.2% ($11.1 million). The change in sales volumes was primarily the result of recovering industry demand in 2010 as compared to 2009, which had lower sales volumes caused by the recession in 2009 following the global financial crisis in 2008. Higher pricing was also a result of the recovery in demand coupled with lower industry capacity of TiO2, as producers had permanently removed capacity and also experienced unplanned production outages that created shortages for TiO2 products.

Electrolytic and other chemical products net sales increased $1.2 million, or 0.9%, to $128.3 million during 2010, from $127.1 million during 2009. The increase in sales was due to higher volumes of manganese dioxide offset by lower volumes and prices on sodium chlorate. Higher volumes of manganese dioxide were due to growth in the high drain battery market. During 2010, sodium chlorate had an unplanned outage that curtailed production resulting in lost sales opportunities. Higher sales volumes increased net sales by $5.3 million or 4.2%, offset by unfavorable pricing changes that reduced net sales by $4.1 million or 3.2%.

Corporate and other net sales increased $2.5 million or 13.4% to $21.1 million during 2010, from $18.6 million during 2009. Net sales in Corporate and Other, was primarily attributable to sulfuric acid sales, which increased year over year. Other revenues include billings to Exxaro for research and development related to their share of the TiO2 production from the Tiwest Joint Venture.

Pursuant to the Plan, the sulfuric acid operation was transferred to an environmental response trust effective upon Tronox Incorporated’s emergence from bankruptcy on February 14, 2011. Accordingly, the sulfuric acid plant will no longer be included in Tronox Incorporated’s consolidated financial results after emergence.

Income from Operations

Pigment segment income from operations increased $126.7 million, to $169.7 million during 2010, from $43.0 million during 2009. The increase was primarily due to gross margin, which increased $102.5 million, restructuring charges which decreased by $17.2 million and SG&A expenses which decreased $7.0 million. Gross margin increased primarily due to the increase in selling prices, discussed above, partially offset by higher costs, as well as the unfavorable effects of foreign exchange rates. Higher costs were driven by increased freight expenses of $8.2 million and the higher cost of $19.1 million to purchase Exxaro’s share of the Tiwest Joint Venture tonnes, partially offset by the favorable effects of having shut down the Savannah TiO2 facility in 2009. Currency exchange rate effects on operating profit were unfavorable primarily due to movements in the Australian dollar versus the U.S. dollar.

SG&A expenses decreased by $7.0 million, primarily due to pigment’s share of the lower employee compensation costs discussed above, partially offset by higher marketing costs due to higher sales prices and volumes. Decreased restructuring charges were the result of severance, early termination benefits under Tronox Incorporated’s U.S. qualified defined benefit plan and asset write-downs, all related to the idling of the Savannah TiO2 plant in 2009.

Electrolytic and other chemical products businesses income from operations decreased $12.2 million, to $5.8 million for 2010, from $18.0 million during 2009. The decrease in profitability was driven by lower pricing and higher production costs. Pricing decreased in the second half of 2009 in response to weak economic conditions and increased competition and continued into 2010. Higher costs for sodium chlorate were due to higher electricity prices and reduced production from the unplanned outage that curtailed production resulting in higher per unit costs. Higher costs for the manganese dioxide business were due to higher manganese ore costs.

In addition, sodium chlorate freight costs were adversely impacted by mandated repairs to sodium chlorate rail cars. Pricing was unfavorable $4.1 million and the effect of volumes and costs decreased operating profit $8.0 million, while SG&A expenses were unfavorable $0.1 million.

Corporate and other income from operations increased $69.6 million, to $34.1 million in profit for 2010, from a $35.5 million loss during 2009. The loss in 2009 was primarily driven by the recognition of a $24.3 million loss related to the deconsolidation of the German subsidiary. In addition, operating profit of the sulfuric acid business declined $6.9 million due to higher costs, which was partially offset by lower SG&A expenses, due to the reductions discussed above, and other items of $4.9 million.

Financial Condition and Liquidity

For the Three Months Ended March 31, 2012

The following table provides information for the analysis of our historical financial condition and liquidity:

	Successor
	March 31,	December 31,
	2012	2011
	(Millions of dollars)
Cash and cash equivalents	$222.7	$154.0
Working capital(1)	704.1	488.1
Total assets	1,903.0	1,657.4
Total long-term debt	$556.3	$427.3

(1)	Represents excess of current assets over current liabilities.

As of March 31, 2012, our total liquidity was $321.4 million, which was comprised of $98.7 million available under our $125.0 million Asset Based Lending Facility (the “Wells Revolver”) and $222.7 million in cash and cash equivalents. As of March 31, 2012, we had no amounts drawn on the Wells Revolver, but had $31.1 million of committed letters of credit, of which $26.3 million were against the Wells Revolver. In the first quarter, cash and cash equivalents increased $68.7 million, reflecting the refinancing of our $425.0 million Exit Financing Facility to a $550.0 million Term Loan, partially offset by cash used in operations and cash used to pay the fees associated with the refinancing. Working capital increased $216.0 million reflecting increases in accounts receivable, due primarily to the timing of such sales and higher selling prices, as well as inventories which reflects the increased cost of raw materials and therefore finished goods as well.

At March 31, 2012, we held cash and cash equivalents in the respective jurisdictions: United States $123.6 million, Australia $35.3 million and Europe $63.8 million. Our credit facilities limit transfers of funds from subsidiaries in the United States to foreign subsidiaries. Foreign subsidiaries do not have limits on transferring funds to the United States or between themselves. We have in place intercompany financing agreements that enable the movement of cash to the United States, if needed.

During 2012, our use of cash will include servicing our interest and debt repayment obligations, making pension contributions, as well as to fund certain capital expenditures for innovative initiatives, productivity enhancements and maintenance and safety requirements. Further, to the extent it is necessary to fund certain seasonal demands of our operations and to support revenue growth; an additional modest use of cash may be needed for working capital. New sources of liquidity may include additional drawings on the Wells Revolver, financing other assets, and/or non-core asset sales, all of which are allowable, with certain limitations, under our existing credit agreements.

In connection with the proposed Transaction, expected cash needs to cover the disclosed merger consideration to our current shareholders of approximately $190.0 million is expected to be covered by cash and cash equivalents and the refinancing of our term debt together with other sources of liquidity. As discussed below, we have amended the Exit Financing Facility and the Wells Revolver to facilitate the Transaction. This includes, but is not limited to, the modification of restrictions in the agreements which limit the use of funds, increasing the amount of financing available to the company and an ability to accommodate the local capital needs of the combined company.

In summary, we expect that our cash on hand, coupled with future cash flows from operations and other sources of liquidity, including the Wells Revolver, will provide sufficient liquidity to allow us to meet our projected cash requirements.

Cash Flows

The following table presents cash flow for the periods indicated:

	Successor		Predecessor
	Three Months	Two Months	One Month
	Ended March 31,	Ended March 31,	Ended January 31,
	2012	2011	2011
	(Millions of dollars)
Net cash used in operating activities	$(19.7)	$(4.2)	$(283.1)
Net cash used in investing activities	(20.7)	(8.3)	(5.5)
Net cash provided by financing activities	110.2	12.9	207.6
Effect of exchange rate changes on cash	(1.1)	0.4	0.3

Net increase (decrease) in cash and cash equivalents	$68.7	$0.8	$(80.7)

Cash Flows from Operating Activities — Cash flows from operating activities for 2012 were a use of funds of $19.7 million compared to a use of funds of $287.3 million for 2011. The $267.6 million decrease in cash used for operating activities during 2012 reflects the effects of our emergence from bankruptcy during the one month ended January, 31, 2011, including the funding of the environmental and tort trusts, the payment of claims and professional fees in cash, and clearance of our liabilities subject to compromise. During the three months ended March 31, 2012, cash flows used in operating activities reflects increases in both accounts receivable, primarily due to higher selling prices, and inventories, which reflects the increased cost of production.

Cash Flows from Investing Activities — Net cash used in investing activities increased $6.9 million, to $20.7 million during 2012, compared to $13.8 million during 2011. The increase was due to increased capital expenditures during 2012. Capital expenditures for 2012 are expected to be in the range of $85.0 million to $95.0 million, exclusive of capital expenditures associated with the businesses to be acquired.

Cash Flows from Financing Activities - Net cash provided by financing activities was $110.2 million compared $220.5 million in 2011. During 2012, we refinanced the Exit Facility with a $550.0 million Term Facility resulting in a net cash inflow of $110.5 million. Additionally, we paid a $0.6 million fee to Wells Fargo to amend our existing revolving credit agreement, as discussed below. The 2011 amount was primarily due to the receipt of $185.0 million in proceeds from the rights offering that we executed in conjunction with our emergence from bankruptcy, as well as borrowings against the Wells Revolver. During 2011, to facilitate our exit from bankruptcy and help pay for the buy-in of our 50% share of the Kwinana TiO2 expansion, we borrowed $39.0 million against the Wells Revolver, which by December 31, 2011, was fully repaid using cash generated from operations.

For the Years Ended December 31, 2011 and 2010

The following table provides information for the analysis of Tronox Incorporated’s historical financial condition and liquidity:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Cash and cash equivalents	$154.0	$141.7
Working capital(1)	488.1	483.4
Total assets	1,657.4	1,097.9
Total long-term debt(2)	$427.3	$425.0

(1)	Represents excess of current assets over current liabilities.
(2)	Excludes the $350.0 million of senior unsecured notes classified as “Liabilities subject to compromise” on the Consolidated Balance Sheet at December 31, 2010.

At December 31, 2011, Tronox Incorporated’s total liquidity was $261.4 million, which was comprised of $107.4 million available under the $125.0 million Asset Based Lending Facility (the “Wells Revolver”) and $154.0 million in cash and cash equivalents. At December 31, 2011, Tronox Incorporated had no amounts drawn on the Wells Revolver, but had $22.3 million of committed letters of credit, of which $17.6 million were against the Wells Revolver.

During the eleven months ended December 31, 2011, cash and cash equivalents increased $93.0 million, reflecting the effects of Tronox Incorporated’s emergence from bankruptcy (see Note 1), as well as the improved cash flow from operations since emergence, offset by Tronox Incorporated buying into the Tiwest Joint Venture expansion during the period. Working capital increased $168.8 million from January 31, 2011 reflecting significant increases in both accounts receivable, primarily due to higher selling prices, and inventories, which reflects the increased cost of production. Days inventory outstanding increased from 73 days in 2010 to 96 days in 2011 due to an increase in the carrying value of raw materials and finished goods on hand. The increase reflects the increased cost of titanium bearing feedstocks shipped at year-end 2011 and the replenishment of finished goods inventory from the prior year. Days sales outstanding decreased from 74 days in 2010 to 61 days in 2011 due to a decrease in insurance receivables as a result of the plan of reorganization from bankruptcy and, to a lesser extent, an improvement in trade receivables.

During the one month ended January 31, 2011, cash and cash equivalents decreased $80.7 million, reflecting the funding of the environmental and tort trusts, the payment of claims and professional fees in cash, and clearance of Tronox Incorporated’s liabilities subject to compromise. Working capital decreased $164.1 million from December 31, 2010 reflecting the effects of Tronox Incorporated’s emergence from bankruptcy, including the release of the environmental settlement escrow of $35.0 million, and the release of cash security on letters of credit and surety bonds of $51.7 million, some of which transferred to the environmental trust as a part of the Environmental Claims Settlement Agreement and others that reverted to Tronox Incorporated.

At December 31, 2011, Tronox Incorporated held cash and cash equivalents in the following jurisdictions: United States $62.1 million, Australia $45.6 million and Europe $46.3 million. Tronox Incorporated’s credit facilities limit transfers of funds from subsidiaries in the United States to foreign subsidiaries. Foreign subsidiaries do not have limits on transferring funds among themselves or to the United States. Tronox Incorporated has in place intercompany financing that enable the movement of cash to the United States, if needed.

During 2012, Tronox Incorporated’s anticipated use of cash includes servicing its interest and debt repayment obligations, pension contributions, as well as certain capital expenditures for innovative initiatives, productivity enhancements and maintenance and safety requirements. Further, to the extent it is necessary to fund certain seasonal demands of Tronox Incorporated’s operations or to support revenue growth, an additional modest use of cash may be needed for working capital. New sources of liquidity may include additional drawings on the Wells Revolver, financing other assets, and/or non-core asset sales, all of which are allowable, with certain limitations, under Tronox Incorporated’s existing credit agreements.

In connection with the proposed Transaction, expected cash needs to cover the disclosed merger consideration to Tronox Incorporated’s current shareholders of approximately $190.0 million and other Transaction related expenditures of approximately $113.6 million is expected to be covered by cash and cash equivalents, the refinancing of the term debt together with other sources of liquidity. As discussed below, Tronox Incorporated has amended the Exit Financing Facility and the Wells Revolver to facilitate the Transaction. This includes, but is not limited to, the modification of restrictions in the agreements which limit the use of funds, increasing the amount of financing available to Tronox Incorporated and an ability to accommodate the local capital needs of the combined company.

In summary, Tronox Incorporated expects that cash on hand, coupled with future cash flows from operations and other sources of liquidity, including the Wells Revolver, will provide sufficient liquidity to allow it to meet projected cash requirements.

Cash Flows

The following table presents Tronox Incorporated’s cash flows for the periods indicated:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Net cash provided by (used in) operating activities	$263.4	$(283.1)	$76.9	(54.5)
Net cash used in investing activities	(132.4)	(5.5)	(45.0)	(22.8)
Net cash provided by (used in) financing activities	(34.9)	207.6	(32.2)	171.6
Effect of exchange rate changes on cash	(3.1)	0.3	(1.3)	(0.8)

Net increase (decrease) in cash and cash equivalents	$93.0	$(80.7)	$(1.6)	93.5

Cash Flows from Operating Activities

Cash flows from operating activities for the eleven months ended December 31, 2011 were a source of funds of $263.4 million, which reflects Tronox Incorporated’s strong business performance since it exited bankruptcy.

Cash flows from operating activities for the one month ended January 31, 2011 were a use of funds of $283.1 million, which reflects the effects of Tronox Incorporated’s emergence from bankruptcy, including the funding of the environmental and tort trusts, the payment of claims and professional fees in cash and clearance of its liabilities subject to compromise.

Cash flows from operating activities for 2010 were a source of funds of $76.9 million compared to a use of funds of $54.5 million for 2009. The $131.4 million increase in cash flows from operating activities was primarily due to improved income from continuing operations in 2010 versus losses from operations in 2009. In addition, during the 2009, Tronox Incorporated funded a $35.0 million escrow account for the environmental response trusts and contributed $78.2 million to cash collateralize existing letters of credit at the time of refinancing its original DIP facility. This was partially offset by increased environmental remediation spending at several sites, during 2010, as required by the parties to the Environmental Claims Settlement Agreement.

Cash Flows from Investing Activities

Net cash used in investing activities was $132.4 million during the eleven months ended December 31, 2011 due to capital expenditures of $132.9 million, including the buy-in to the completed expansion of the Tiwest Joint Venture’s Kwinana Facility for $79.1 million and equipment purchased at Botlek, as well as normal expenditures at other facilities to maintain business.

Net cash used in investing activities was $5.5 million during the one month ended January 31, 2011 due to capital expenditures during the period.

Net cash used in investing activities increased $22.2 million, to $45.0 million for 2010, compared to $22.8 million for 2009. The increase was primarily due to a $21.0 million increase in capital expenditures in 2010 and a decrease in proceeds from the sale of assets of $1.2 million.

Under the terms of the Exit Financing Facility, capital expenditures are generally limited to $55.0 million, with a carry-forward of the excess of the $55.0 million over the amount utilized in the prior year, but with no more than $15.0 million being able to be carried forward. In February 2012, Tronox Incorporated refinanced its Exit Financing Facility with a new facility (as discussed below). There are no limits on capital expenditures under the new Goldman Sachs facility. Capital expenditures for 2012 are expected to be in the range of $80.0 million to $90.0 million, exclusive of capital expenditures associated with the businesses to be acquired.

Cash Flows from Financing Activities

Net cash used in financing activities was $34.9 million during the eleven months ended December 31, 2011. During the eleven months ended December 31, 2011, Tronox Incorporated borrowed an additional $14.0 million against the Wells Revolver to facilitate its exit from bankruptcy and help pay for the buy-in of its 50% share of the Kwinana TiO2 expansion. During 2011, Tronox Incorporated repaid the entire balance on the Wells Revolver of $39.0 million (of which $25.0 million was borrowed during the one month ended January 31, 2011), and made scheduled repayments of $4.3 million on the Exit Facility and $1.5 million on the financing agreement. Additionally, the Company paid $5.5 million of commitment fees during the eleven months ended December 31, 2011.

Net cash provided by financing activities was $207.6 million during the one month ended January 31, 2011, which was primarily due to the receipt of $185.0 million in proceeds from the rights offering that Tronox Incorporated executed in conjunction with its emergence from bankruptcy, as well as $25.0 million borrowed against the Wells Revolver (which was repaid during the eleven months ended December 31, 2011).

Net cash used in financing activities was $32.2 million for 2010 and net cash provided by financing activities was $171.6 for 2009. In 2010, Tronox Incorporated paid $15.4 million in fees related to the refinancing of the DIP facilities and the Exit Financing Facility, obtaining the Wells Revolver and other fees associated with the Rights Offering pursuant to the Plan. In 2009, the source of funds from financing activities was primarily due to the $65.0 million in proceeds from the original DIP facility, $425.0 million in proceeds from the second DIP facility, partially offset by $272.8 million of debt repayments on the term loan and the original DIP facility and $45.6 million in debt issuance and reorganization related costs.

Capital Resources

Term Facility

On February 8, 2012, we refinanced our Exit Facility with a new Goldman Sachs facility comprised of a $550.0 million Senior Secured Term Loan and a $150.0 million Senior Secured Delayed Draw Term Loan (together, the Term Facility). The Term Facility expressly permits the Transaction and, together with existing cash, is expected to fund the cash needs of the combined business, including any cash needs arising from the Transaction.

The Term Facility bears interest at a base rate plus a margin of 2.25% or adjusted Eurodollar rate plus a margin of 3.25%. The base rate is expected to be defined as the greater of (i) the prime lending rate as quoted in the print edition of The Wall Street Journal, (ii) the Federal Funds Rate plus 0.50%, or (iii) 2%.

The Term Facility is secured by a first priority lien on substantially all of the Company’s and the subsidiary guarantors’ existing and future property and assets. This will include, upon the consummation of the Transaction, certain assets to be acquired in the Transaction.

Exit Financing Facility

On February 14, 2011, the Final DIP Facility, in accordance with its terms, converted into a $425.0 million exit facility (the “Exit Financing Facility”) under substantially the same terms and conditions that existed under the Final DIP Facility, with a maturity date of October 2015. The Exit Financing Facility was secured by the same assets as the Final DIP Facility, subject however to certain subordination agreements (as more fully described below under the heading “Asset Based Lending Facility”).

Asset Based Lending Facility

On February 14, 2011, we entered into a senior secured asset-based revolving credit agreement with Wells Fargo Capital Finance, LLC (the “Wells Revolver”) with a maturity date of February 14, 2015. The Wells Revolver provides us with a committed source of capital with a principal borrowing amount of up to $125.0 million, subject to a borrowing base, and also permits an expansion of up to $150.0 million. Borrowing availability under the Wells Revolver is subject to a borrowing base, which is related to certain eligible inventory and receivables held by our U.S. subsidiaries. As of March 31, 2012, our borrowing base was $125.0 million, less letters of credit outstanding of $26.3 million, for a total net availability of $98.7 million.

Borrowings under the Wells Revolver are secured by a first priority lien on substantially all of the Company’s and the subsidiary guarantors’ existing and future deposit accounts, inventory and receivables, and certain related assets, and a second priority lien on all of Tronox’s and the subsidiary guarantors’ other assets, including capital stock which serve as security under the Exit Term Facility.

The Wells Revolver bears interest at the Company’s option at either (i) the greater of the prime lending rate as announced by Wells Fargo Bank, N.A., (ii) the Federal Funds Rate plus 0.50%, or (iii) the one month LIBOR rate plus 0.50%, plus a margin that varies from 2% to 3.5% per annum depending on the average excess availability under the revolver. The unused portion of the Wells Revolver is subject to a commitment fee of 0.75% per annum on the average unused portion of the revolver, payable monthly in arrears. Interest is payable quarterly or, if the prime lending rate or Federal Funds Rate applies, is payable monthly.

On February 8, 2012, we amended the Wells Revolver to allow for the Transaction to occur while keeping the revolver in force. Subsequent to the Transaction, Tronox Limited will have the opportunity to upsize or add additional asset based lending facilities in foreign jurisdictions up to a total limit of $400.0 million to include a dedicated facility for the South African operations included in the Transaction of approximately 900 million Rand.

Financial Covenants

The Company has financial covenants on the Term Facility and Wells Revolver.

The terms of the Term Facility provides for customary representations and warranties, affirmative and negative covenants and events of default. The terms of the covenants, subject to certain exceptions, restrict, among other things: (i) debt incurrence; (ii) lien incurrence; (iii) investments, dividends and distributions; (iv) dispositions of assets and subsidiary interests; (v) acquisitions; (vi) sale and leaseback transactions; and (vii) transactions with affiliates and shareholders. In addition, the Term Facility will require that a leverage ratio, as defined in the agreement, not exceed, as of the last day of any fiscal quarter, the correlative ratio as follows:

Fiscal Quarter Ending	Total Leverage Ratio
June 30, 2012 through December 31, 2015	3.00:1.00
March 31, 2016 and thereafter	2.75:1.00

The Wells Revolver contains various covenants and restrictive provisions which limits our ability to incur additional indebtedness. The Wells Revolver agreement requires us to maintain a Consolidated Fixed Charge Coverage Ratio of 1.0 to 1.0 calculated monthly, only if excess availability on the Wells Revolver is less than $18.75 million. If we are required to maintain the Consolidated Fixed Charge Coverage Ratio then either: (i) the Consolidated Adjusted EBITDAR for the test period shall not be less than the Specified EBITDAR percentage of 65% of the Consolidated Adjusted EBITDAR of the parent and its subsidiaries for all periods ending on or prior to December 31, 2012 or (ii) the Consolidated Adjusted EBITDAR during the test period shall not be less than the Specified EBITDAR threshold of $100.0 million; provided that the Specified EBITDAR threshold shall be reduced by $1.25 million on the last day of each month, commencing on January 31, 2012 and ending on December 31, 2012, until such time as the Specified Adjusted EBITDAR threshold is reduced to $85.0 million.

The Wells Revolver and the Exit Financing Facility are subject to an intercreditor agreement pursuant to which the lenders’ respective rights and interests in the security are set forth.

We were in compliance with our financial covenants at March 31, 2012 and December 31, 2011. A breach of any of the covenants imposed on the Company by the terms of the Exit Financing Facility or Wells Revolver could result in a default under the agreement. In the event of a default, the lenders could terminate their commitments to us and could accelerate the repayment of all of our indebtedness under the agreement. In such case, we may not have sufficient funds to pay the total amount of accelerated obligations, and our lenders could proceed against the collateral pledged.

Deployment of Capital

Tronox Limited’s policy with respect to the deployment of capital cannot be determined until after the closing of the combination when the newly constituted Tronox Limited Board can consider its plans and policies. However, management currently intends to recommend the following actions to the Board of Tronox Limited shortly following the closing:

•	Raising additional debt financing in an amount between $750.0 million and $1.0 billion in either additional term loans and/or unsecured bonds;

•	Issuing a special dividend of $25.00 per share;

•	Authorizing up to $250.0 million of share repurchases under certain circumstances;

•	Adopting a regular quarterly dividend commencing in the fourth quarter 2012; and

•	A split of the shares on an approximate ratio of between 7:1 and 9:1.

There is no assurance that management will make these recommendations or, if the recommendations are made, that they will be adopted by the Board of Tronox Limited and ultimately pursued. These recommendations are subject to a number of factors, including, but not limited to, the availability of financing, the performance of the combined business, and the cash needs of the combined business.

Rights Offering

On February 14, 2011, Tronox Incorporated received $185.0 million of new equity investment in the Rights Offering that was open to certain general unsecured creditors. Under the Plan, the general unsecured creditors were given rights to purchase up to 45.5% of the New Common Stock issued on the Effective Date, based on a 17.6% discount to Tronox Incorporated’s total enterprise value of $1,062.5 million as presented in the Plan. The backstop parties, a group of holders of the Senior Unsecured Notes, committed to purchase any of the New Common Stock that was not subscribed to in the Rights Offering, thereby assuring that we received the full $185.0 million. In return for this commitment, the backstop parties received consideration equal to 8.0% of the $185.0 million equity commitment (payable as an additional 3.6% of the New Common Stock issued on the Effective Date).

Receivables Securitization

In September 2007, Tronox Incorporated executed a $100.0 million accounts receivable securitization program (the “Program”) with an initial term of one year. Under the initial terms of the agreement, financing could be extended for an additional two years in the form of a securitization or a secured borrowing as determined by the sponsoring institution, Royal Bank of Scotland (“RBS”). Tronox Incorporated subsequently entered into multiple amendments for the purpose of extending the Program’s termination date to January 9, 2009, or immediately prior to the Chapter 11 filing. On January 14, 2009, using proceeds from the Original DIP Facility, Tronox Incorporated remitted $41.1 million to RBS to repurchase RBS’ interest in the receivables. Upon receipt of the payment, RBS released its interest in the receivables and the lockbox cash accounts to which collections on the receivables are deposited. The Program was terminated with the entire $41.1 million balance in transferred receivables repurchased and fully collected from customers by Tronox Incorporated.

Contractual Obligations

The following table sets forth information relating to our contractual obligations as of March 31, 2012:

	Contractual Obligation Payments Due by Year
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(Millions of dollars)
Long-term debt (including interest)(1)	$690.0	$28.0	$60.7	$57.5	$543.8
Ore contracts(2)	1,269.3	422.2	631.1	216.0	—
Other purchase obligations(3)	212.8	92.4	73.7	12.4	34.3
Operating leases (excluding railcar leases)	119.1	15.1	21.6	19.6	62.8
Railcar leases	16.4	2.6	4.7	4.1	5.0

Total	$2,307.6	$560.3	$791.8	$309.6	$645.9

(1)	The Company calculated the Term Facility interest at a base rate of 2% plus a margin of 2.25%.
(2)	Approximately 58% of current annual usage acquired from one supplier.
(3)	Includes obligations to purchase requirements of process chemicals, supplies, utilities and services.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to various market, credit, operational and liquidity risks (see “Financial Condition and Liquidity” discussion above) in the normal course of business, which are discussed below. We manage these risks through normal operating and financing activities and, when appropriate, through the use of derivative instruments. Tronox does not invest in derivative instruments for speculative purposes, but historically has entered into, and may enter into, derivative instruments for hedging purposes in order to reduce the exposure to fluctuations in interest rates, natural gas prices and exchange rates.

Commodity Price Risk

A substantial portion of our products and raw materials are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with changes in the business cycle and are expected to do so in the near term as ore prices are expected to increase rapidly over the next few years. The Company tries to protect against such instability through various business strategies. These include provisions in sales contracts allowing us to pass on higher raw material costs through timely price increases and formula price contracts to transfer or share commodity price risk.

Credit Risk

A significant portion of the Company’s liquidity is concentrated in trade accounts receivable that arise from sales of TiO2 to customers in the paint and coatings industry. The industry concentration has the potential to impact the Company’s overall exposure to credit risk, either positively or negatively, in that its customers may be similarly affected by changes in economic, industry or other conditions. The Company performs ongoing credit evaluations of its customers, and uses credit risk insurance policies from time to time as deemed appropriate to mitigate credit risk but generally does not require collateral. The Company maintains allowances for potential credit losses based on historical experience.

Interest Rate Risk

The Company is exposed to interest rate risk with respect to its variable rate debt. Currently, we do not have interest rate swaps on this exposure. Using a sensitivity analysis and a hypothetical 1.0% increase in interest rates from those in effect at March 31, 2012, the increase in Tronox Incorporated’s annual interest expense on the variable-rate debt of $550.0 million would have reduced net income by approximately $5.5 million.

Foreign Exchange Risk

The Company manufactures and markets its products in a number of countries throughout the world and, as a result, is exposed to changes in foreign currency exchange rates, particularly in the Netherlands and Australia. Costs in the Netherlands and Australia are incurred, in part, in local currencies other than the U.S. dollar. In Europe, a majority of our revenues and costs are in the local currency creating a partial natural hedge. In Australia however, the majority of our revenues are in U.S. dollars, while a majority of the costs are in Australian dollars. This leaves the Company exposed to movements in the Australian dollar versus the U.S. dollar. In order to manage this risk, we have from time to time entered into forward contracts to buy and sell foreign currencies as “economic hedges” for these foreign currency transactions. As of March 31, 2012, we did not have any forward contracts in place.

Environmental Matters

Ongoing Businesses of Tronox Incorporated

Tronox Incorporated is subject to a broad array of international, federal, state and local laws and regulations relating to safety, pollution, protection of the environment and the generation, storage, handling, transportation, treatment, disposal and remediation of hazardous substances and waste materials. In the ordinary course of business, Tronox Incorporated is subject to frequent environmental inspections and monitoring and occasional investigations by governmental enforcement authorities. Under these laws, Tronox Incorporated is or may be required to obtain or maintain permits or licenses in connection with its operations. In addition, under these laws, Tronox Incorporated is or may be required to remove or mitigate the effects on the environment of the disposal or release of chemical, petroleum, low-level radioactive and other substances at its facilities. Tronox Incorporated may incur future costs for capital improvements and general compliance under environmental, health and safety laws, including costs to acquire, maintain and repair pollution control equipment. Environmental laws and regulations are becoming increasingly stringent, and compliance costs are significant and will continue to be significant in the foreseeable future. There can be no assurance that such laws and regulations or any environmental law or regulation enacted in the future is not likely to have a material effect on Tronox Incorporated.

In December 2006, the European parliament and European council approved a new European regulatory framework for chemicals called REACH. REACH took effect on June 1, 2007, and the program it establishes will be phased in over 11 years. The registration, evaluation and authorization phases of the program will require expenditures and resource commitments in order to, for example, participate in mandatory data-sharing forums; acquire, generate and evaluate data; prepare and submit dossiers for substance registration; obtain legal advice and reformulate products, if necessary.

Certain aspects of Tronox Incorporated’s operations may be subject to GHG emissions monitoring and reporting requirements. The EPA has proposed regulations that would require a reduction in emissions of GHGs from motor vehicles and adopted regulations that could trigger permit review for GHG emissions from certain stationary sources. For its operations subject to EPA GHG regulations, Tronox Incorporated may face increased monitoring, reporting, and compliance costs. However, it is not possible to estimate the likely financial impact of potential future GHG regulation on any of Tronox Incorporated’s sites. Tronox Incorporated is already managing and reporting GHG emissions, to varying degrees, as required by law for its facilities. The Tiwest Joint Venture TiO2 plant will be subject to a new Australian carbon tax law beginning in 2012. The estimated impact to the Tiwest Joint Venture is approximately $10 million Australian dollars annually.

Expenditures for environmental protection and cleanup related to Tronox Incorporated’s ongoing businesses for the years ended December 31, 2011, 2010 and 2009, were as follows:

	Year Ended December 31,
	2011	2010	2009
	(Millions of dollars)
Cash expenditures of environmental reserves	$0.2	$0.0	$0.1
Recurring operating expenses	30.0	27.5	27.9
Environmental capital expenditures associated with ongoing operations	3.6	3.0	1.8

Recurring operating expenses are expenditures related to the maintenance and operation of environmental equipment such as incinerators, waste treatment systems and pollution control equipment, as well as the cost of materials, energy and outside services needed to neutralize, process, handle and dispose of current waste streams at Tronox Incorporated’s operating facilities. These operating and capital expenditures are necessary to ensure that ongoing operations are handled in an environmentally safe and effective manner. In addition to past expenditures, reserves were established for the remediation and restoration of sites where liability was probable and future costs to be incurred were reasonably estimable.

As of March 31, 2012, Tronox Incorporated’s financial reserves for sites associated with its ongoing business totaled $0.6 million. In the Tronox Incorporated Consolidated Balance Sheet at March 31, 2012, $0.5 million of the total reserve was included in “Noncurrent Liabilities—Other” and the remaining $0.1 million was included in “Accrued Liabilities” on the Consolidated Balance Sheets. We believe Tronox Incorporated reserved adequately for the reasonably estimable costs of known environmental contingencies. However, adjustments to reserves may be required in the future due to the previously noted uncertainties.

Legacy Environmental Liabilities

At the time of the spin-off of Tronox Incorporated in 2005 by Kerr-McGee Corporation, Tronox Incorporated became liable for significant legacy environmental liabilities related to businesses and operations of Kerr-McGee that were shut down or discontinued prior to the spin-off.

As part of Tronox Incorporated’s Plan, it reached a comprehensive settlement with the U.S. government and more than 30 states, local, tribal and quasi-governmental entities that resolved its significant Legacy Environmental Liabilities. The final settlement was reached in November 2010 and was approved by the Bankruptcy Court under environmental law on January 26, 2011. As a result of the Settlement, Tronox Incorporated received a discharge and/or release for the Legacy Environmental Liabilities following its emergence from bankruptcy.

The Settlement established certain environmental response and tort claims trusts that are now responsible for the Legacy Environmental Liabilities in exchange for cash, certain non-monetary assets, and the rights to the proceeds of certain ongoing litigation and insurance and other third party reimbursement agreements. As a result, the Legacy Environmental Liabilities are no longer included in Tronox Incorporated’s consolidated financial statements after its emergence from bankruptcy.

Substantially all of the Legacy Environmental Liabilities related to liabilities for civil remediation and other environmental claims by federal, state, local, tribal and quasi-governmental agencies arising from historical activities by Kerr-McGee or its antecedents over a 60-year period at more than 2,800 wood treatment, thorium, refining, petroleum marketing, coal, nuclear, offshore contract drilling, mining, fertilizer, waste disposal and other sites throughout the United States. The Legacy Environmental Liabilities included claims for soil, groundwater and other contamination resulting from, among other things, radioactive waste rock from uranium mining on the Navajo Nation and elsewhere in the southwestern United States, creosote used in the treatment of railroad ties at approximately 40 sites across the United States, the production of ammonium perchlorate in Nevada for use in rocketfuel, the production of radioactive thorium in Illinois for use in gas mantles, the manufacture and blending of fertilizer products at dozens of sites across the United States, and the production and sale of petroleum products at various refineries and storage facilities and hundreds of service stations across the United States. The Legacy Environmental Liabilities also included liabilities related to the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) Superfund Sites in Jacksonville, Florida; Manville, New Jersey; Soda Springs, Idaho; West Chicago, Illinois; Milwaukee, Wisconsin; and Wilmington, North Carolina.

Under CERCLA and similar state laws, a current or former owner or operator of real property may be liable for remediation costs regardless of whether the release or disposal of hazardous substances was in compliance with law at the time it occurred, and a current owner or operator may be liable regardless of whether it owned or operated the facility at the time of the release. Tronox Incorporated was also obligated to perform or have performed remediation or remedial investigations and feasibility studies at sites that were not designated as Superfund sites by the EPA. Such work was undertaken pursuant to consent orders or other agreements. Decommissioning and remediation obligations, and the attendant costs, varied substantially from site to site and depended on unique site characteristics, available technology and the regulatory requirements applicable to each site. As discussed above, Tronox Incorporated has settled the Legacy Environmental Liabilities and, as such, the Legacy Environmental Liabilities are no longer included in its consolidated financial statements now that Tronox Incorporated has emerged from bankruptcy.

Tronox Incorporated’s expenditures for environmental protection and cleanup related to the Legacy Environmental Liabilities for the years ended December 31, 2011, 2010, and 2009 were as follows:

	Year Ended December 31,
	2011	2010	2009
	(Millions of dollars)
Cash expenditures of environmental reserves	$23.0	$57.9	$23.6
Recurring operating expenses	0.0	0.6	3.9
Environmental capital expenditures associated with ongoing operations	0.0	0.7	0.1

Recurring operating expenses are expenditures related to the maintenance and operation of environmental equipment, as well as the cost of materials, energy and outside services needed to maintain the properties.

As discussed above, reserves have been established for environmental costs at its facilities and were established for remediation and restoration of Legacy Environmental Liabilities where liability was probable and future costs to be incurred were reasonably estimable. Tronox Incorporated considered a variety of matters when setting environmental reserves, including the stage of investigation; whether the EPA or another relevant agency had ordered action or quantified cost; whether Tronox Incorporated had received an order to conduct work; whether Tronox Incorporated participated as a PRP in the Remedial Investigation/Feasibility Study (“RI/FS”) process and, if so, how far the RI/FS had progressed; the status of the record of decision by the relevant agency; the status of site characterization; the stage of the remedial design; evaluation of existing remediation technologies; the number and financial condition of other PRPs; and whether Tronox Incorporated could reasonably evaluate costs based on a remedial design or engineering plan.

At December 31, 2010, Tronox Incorporated’s financial reserves for the Legacy Environmental Liabilities totaled $440.1 million, which was classified on the Consolidated Balance Sheets at December 31, 2010, as “Liabilities Subject to Compromise.”

Financial Statements and Supplementary Data

The Tronox Incorporated Consolidated Financial Statements are included in this prospectus.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Former Independent Registered Accounting Firm

Effective May 12, 2010, the client-auditor relationship between Tronox Incorporated and Ernst & Young LLP (“E&Y”) was terminated upon the dismissal of E&Y as Tronox Incorporated’s independent registered accounting firm. The decision to change accountants was recommended and approved by Tronox Incorporated’s board of directors.

As previously disclosed on May 5, 2009, Tronox Incorporated concluded that their previously filed financial reports should no longer be relied upon because Tronox Incorporated failed to establish adequate reserves as required by applicable accounting pronouncements. The financial statements that would be affected by any restatement related to the methodology previously employed in establishing and maintaining Tronox Incorporated’s environmental and other contingent reserves are Tronox Incorporated’s previously issued financial statements for the years ended December 31, 2005, 2006, and 2007 along with affected Selected Consolidated Financial Data for 2003 and 2004 and the financial information for the first three quarters of 2008.

E&Y reported in their letter to Tronox Incorporated filed as an Exhibit to Form 8-K/A filed by Tronox Incorporated on June 3, 2010 that they did not agree with the description of the events reported in the paragraph above. On or about May 5, 2009, E&Y advised Tronox Incorporated and the Chairman of the Audit Committee that they did not believe a sufficient reconciliation had been performed between indications that the environmental and other contingent liability reserves may have been understated (as reported by Tronox Incorporated on Form 8-K filed on April 13, 2009) and Tronox Incorporated’s previous accounting and reporting for those reserves. Such reconciliation in the view of E&Y would have provided information with respect to the adequacy of internal controls, including disclosure controls, and the possible need to restate previously issued financial statements. As of the date of filing of Form 8-K by Tronox Incorporated on June 3, 2010, E&Y was unaware if any such reconciliation had been performed. Without the reconciliation as referred to above, E&Y was unable to agree that Tronox Incorporated had a sufficient basis to determine that the 2007 and prior financial statements should no longer be relied upon as reported in Form 8-K filed by Tronox Incorporated on May 9, 2009 noted above. E&Y agrees with the statements made by Tronox Incorporated in the first sentence of the paragraph which follows regarding their report on 2007 financial statements as originally issued. Further, since E&Y has not performed an audit of Tronox Incorporated’s financial statements since 2007 they have no basis to agree or disagree with respect to the statements made in the following paragraph pertaining to disagreements or “reportable events” covering the fiscal years ended 2008 and 2009 and the period through the termination of the client-auditor relationship.

E&Y’s report on the financial statements for the fiscal year ended December 31, 2007 did not contain any adverse opinion or disclaimer of opinion and was not qualified as to uncertainty, audit scope or accounting principles. During the fiscal years ended December 31, 2008 and 2009, and the interim periods ending with the termination of the client-auditor relationship, (i) there were no disagreements between Tronox Incorporated and E&Y on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of E&Y, would have caused E&Y to make reference to the subject matter of the disagreement in connection with any report that E&Y would have been required to provide had Tronox Incorporated obtained an audit for each of such fiscal years, and (ii) there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K of the Securities and Exchange Commission.

Current Independent Registered Accounting Firm

Effective June 8, 2010, with the prior approval of its board of directors, Tronox Incorporated engaged Grant Thornton LLP (“GT”) as its principal independent registered public accounting firm to audit Tronox Incorporated’s financial statements for the fiscal years ended December 31, 2010, 2009 and 2008.

Tronox Incorporated had not previously consulted with GT regarding either (i) the application of accounting principles to a specific completed or contemplated transaction; (ii) the type of audit opinion that might be rendered on Tronox Incorporated’s financial statements; or (iii) any matter that was either the subject of a disagreement with E&Y or a reportable event (as provided in Item 304(a)(1)(v) of Regulation S-K) during the years ended December 31, 2010, 2009 and 2008 and any later interim periods.

The audited financial statements of Tronox Incorporated included in this prospectus include only financial statements that have been audited by GT.

EXXARO MINERAL SANDS

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Exxaro Mineral Sands MD&A

The following discussion and analysis should be read in conjunction with the information contained in the Exxaro Mineral Sands audited annual combined financial statements for the years ended December 31, 2011, December 31, 2010 and December 31, 2009 and the related notes thereto (“Exxaro Mineral Sands’s combined annual financial statements” and, collectively, the “Exxaro Mineral Sands Combined Financial Statements”), which can be found elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, and actual results could differ materially from those discussed in the forward-looking statements as a result of numerous factors. See “Cautionary Note Regarding Forward-Looking Statements.”

The Exxaro Mineral Sands Combined Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). IFRS differs in some respects from GAAP; therefore, some of the financial information may not be comparable to the financial information of United States companies.

General

Based on data reported by TZMI, Exxaro Mineral Sands (including 100% of the Tiwest Joint Venture) is the world’s third-largest titanium feedstock producer, with 10% of global titanium feedstock production in 2010, and the world’s second-largest zircon producer, with 20% of global zircon production in 2010. In 2011, Exxaro Mineral Sands produced 277,000 tonnes of titanium slag, 195,000 tonnes of zircon, 110,000 tonnes of synthetic rutile and 76,000 tonnes of TiO2 pigment, resulting in combined revenue of R6,586 million ($907 million).

Exxaro Mineral Sands’s operations comprise KZN Sands and Namakwa Sands, both located in South Africa, and Australia Sands in Australia. The KZN Sands operations involve the exploration, mining and beneficiation of mineral sands deposits in the KwaZulu-Natal province of South Africa, and the Namakwa Sands operations involve the exploration, mining and beneficiation of mineral sands deposits in the Western Cape province of South Africa. These operations produce titanium feedstock, including ilmenite, chloride slag, slag fines and rutile, as well as the co-products pig iron and zircon. Australia Sands’s principal asset is its 50% interest in the Tiwest Joint Venture, which conducts the exploration, mining and processing of mineral sands deposits and the production of TiO2 in Australia.

Exxaro Mineral Sands Selected Historical Financial Data

The following table sets forth Exxaro Mineral Sands’s selected historical financial data as of the dates and for the periods indicated. The statement of operations and balance sheet data have been derived from the Exxaro Mineral Sands Combined Financial Statements included elsewhere in this prospectus. This information should be read in conjunction with the Exxaro Mineral Sands Combined Financial Statements and the discussion included below.

	Year Ended December 31,
	2011		2010		2009
	(Rand in millions)
Statement of Operations Data:
Revenue	R	6,585.9	R	4,640.0	R	3,508.3
Raw materials and consumables used		(1,288.1)		(1,078.9)		(1,175.3)
Changes in inventories of finished goods and work-in-progress		123.1		(277.0)		600.0
Staff costs		(1,033.3)		(918.2)		(824.5)
Depreciation and amortization		(547.5)		(601.3)		(479.1)
Impairment reversal/(charge) of property, plant and equipment		877.2				(1,435.0)
Energy costs		(679.1)		(501.1)		(434.0)
Other operating expenses		(1,368.4)		(1,013.0)		(1,165.5)

Operating profit/(loss)		2,669.8		250.5		(1,405.1)
Interest income		61.0		9.2		10.8
Interest expenses		(260.6)		(299.4)		(369.1)

Profit/(loss) before tax		2,470.2		(39.7)		(1,763.4)
Income tax (expense)/benefit		79.8		48.2		(307.7)

Profit/(loss) for the period	R	2,550.0	R	8.5	R	(2,071.1)

	As of December 31,
	2011	2010	2009
	(Rand in millions)
Balance Sheet Data:
Working capital(1)	3,285.9	2,423.0	2,592.9
Property, plant and equipment	6,285.6	5,252.6	5,114.4
Total assets	15,390.2	10,221.3	9,696.9
Net investment by Exxaro	3,691.7	(490.6)	(604.3)
Non-current liabilities:
Interest-bearing borrowings and amounts due to related parties	2,475.1	2,999.2	3,416.0
All other noncurrent liabilities	571.1	495.2	440.4
Current liabilities:
Interest-bearing borrowings and amounts due to related parties	7,750.6	6,485.9	5,794.5
All other current liabilities	901.7	731.6	650.3

(1)	Working capital represents excess of current assets, less cash and cash equivalents and amounts due from related parties, over current liabilities, less interest-bearing borrowings and amounts due to related parties.

Recent Developments

Fairbreeze Mining Project

Exxaro’s board of directors, as a result of depressed market conditions at that time, decided not to proceed with the planned development of the Fairbreeze mine and instead began planning for Hillendale’s closure at KZN Sands and investigating feedstock alternatives to permit the continuation of KZN Sands’s operations following

Hillendale’s closure. As a result of this decision, Exxaro Mineral Sands recognized a R1,435.0 million ($170.4 million) impairment of the carrying value of KZN Sands’s assets, which negatively impacted Exxaro Mineral Sands’s 2009 results of operations. On February 22, 2011, due to the improvement in global market conditions and increased demand for titanium feedstock and zircon and the consequential increases in their prices, Exxaro’s board of directors reversed this decision and approved the development of the Fairbreeze mine as a replacement feedstock producer to the Hillendale mine at KZN Sands, subject to obtaining the required regulatory and environmental approvals, which is an on-going process. Once the required approvals have been received, Exxaro Mineral Sands intends to commence construction on the Fairbreeze mining project. During the period between the decommissioning of the Hillendale mine, which is expected to occur at the end of 2012, and the commencement of operations at the Fairbreeze mine, which is expected in the second half of 2014, KZN Sands has identified possible alternate supplies of ilmenite from Namakwa Sands and the Tiwest Joint Venture. The identification of alternate supplies of ilmenite has led to an increase in the recoverable amount of the smelters at KZN Sands. As a result, management reversed the impairment previously recognized on smelter-specific property, plant and equipment, amounting to R877.2 million ($120.8 million). The impairment reversal was restricted to increasing the carrying value of the relevant smelter assets to the carrying value that would have been recognized had the original impairment not occurred (that is, after taking account of normal depreciation that would have been charged had no impairment occurred).

The Hillendale mine produced 370,322 tonnes of heavy mineral concentrate, 167,578 tonnes of crude ilmenite, 28,374 tonnes of zircon and 16,916 tonnes of rutile in 2011. Exxaro Mineral Sands expects these quantities to continue to decrease during 2012 as planned due to a reduction in mining grades as Hillendale approaches the end of its life of mine. In addition, ilmenite, zircon and rutile are not expected to be mined at KZN Sands between January 2013 and the second half of 2014. As a result, during the period between the decommissioning of the Hillendale mine, which is expected to occur at the end of 2012, and the commencement of operations at the Fairbreeze mine, which is expected in the second half of 2014, KZN Sands intends to source ilmenite from its own stockpile as an alternate supply and from inventory held at Namakwa Sands and the Tiwest Joint Venture, as further described below. Exxaro Mineral Sands estimates that approximately 937,883 tonnes of smelter grade ilmenite will be required in order for titanium slag to continue being produced at KZN Sands during this period. Exxaro Mineral Sands anticipates that it will be able, at maximum production levels, to acquire the shortfall of smelter grade ilmenite from the following alternative sources during this period in order to meet the anticipated demand and maintain an acceptable stock level:

•	the existing stockpile of smelter grade ilmenite at the KZN Sands smelter, which is expected to comprise approximately 429,669 tonnes by June 2012;

•	production of approximately 168,949 tonnes of ilmenite from the Hillendale mine in 2012;

•	additional ilmenite production at the Namakwa Sands operations, which Exxaro Mineral Sands estimates will contribute approximately 139,409 tonnes;

•

upgrading a portion of the approximately 3.8 million tonnes of unattritioned ilmenite presently held at Namakwa Sands. At present the construction of an Unattritioned Magnetic Material (UMM) plant is scheduled to begin in Q4 2012. This two module plant is expected to produce 225,663 tonnes of smelter grade ilmenite, at a capacity of 14,000 tonnes per month, as further described under “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Properties—Namakwa Sands—Description of Property.” An option exists to add further modules in order to increase production of smelter grade ilmenite from this stockpile; and

•	importation of ilmenite from the Tiwest Joint Venture, which currently holds a stockpile of 530,000 tonnes of high grade smelter grade ilmenite.

Exxaro Mineral Sands’s estimates of the available supply of and likely demand for smelter grade ilmenite at KZN Sands between the closure of the Hillendale mine and the commencement of operations at the Fairbreeze mine may be affected by various factors, including an increase in furnace ilmenite consumption. During the fourth quarter of 2011, both KZN Sands and Namakwa Sands increased their ilmenite consumption by approximately 10% as a result of improvement projects such as the installation of the copper plate conductive hearth at KZN Sands’s Furnace 1 and the upgrading of the electrical and feed systems at the Namakwa Sands furnaces. This has led to a combination of both an increase in slag production and efficiency improvements that have positively impacted on costs.

If the commencement of operations at the Fairbreeze mine is delayed, the furnaces at KZN Sands will require additional ilmenite to continue operations at currently anticipated output levels. As discussed under “The Businesses—Description of Exxaro Mineral Sands—Regulation of the Mining Industry in South Africa and Australia—Environmental, Health and Safety Matters—Fairbreeze Environmental Impact Assessment,” “The Businesses—Description of Exxaro Mineral Sands—Legal Proceedings—South Africa—Obanjeni Land Claims” and “Risk Factors—Exxaro Mineral Sands’s privately held and leased South African land and mineral rights could be subject to land restitution claims,” the commencement of operations at the Fairbreeze mine is dependent on various external factors that are beyond Exxaro Mineral Sands’s control, such as the timing and conditions of regulatory approvals and the potential for regulatory authorizations to be challenged or appealed by third parties. Exxaro Mineral Sands estimates that a six month delay in the anticipated commencement date of operations at the Fairbreeze mine would require KZN Sands to seek an additional 205,000 tonnes of ilmenite in order to continue KZN Sands’s operations at the currently anticipated output levels. This additional smelter grade ilmenite could be sourced internally from a combination of Namakwa Sands and the Tiwest Joint Venture. Exxaro Mineral Sands estimates that a six month delay in the commencement of operations at the Fairbreeze mine would decrease the output of zircon and rutile at KZN Sands from current estimates by approximately 25,400 tonnes and 12,400 tonnes, respectively, which could potentially reduce revenue by an estimated amount of approximately $80.5 million in 2014.

KZN Sands’s fixed cost of approximately $41 million for heavy mineral concentrate incurred during 2011 is expected to remain unchanged during the period between the decommissioning of the Hillendale mine and the commencement of operations at the Fairbreeze mine; however, a variable cost of approximately $25.60 per tonne of heavy mineral concentrate is expected to be saved as a result of the break in production.

Furnace Shutdowns

In October 2010, KZN Sands’s Furnace 2 suffered a burn-through, resulting in its shutdown for repairs and a technological upgrade as further described below, which continued until late October 2011. In addition, in August 2011, a scheduled inspection of KZN Sands’s other furnace, Furnace 1, revealed a water ingress, resulting in its shutdown and the inoperability of both of KZN Sands’s furnaces for almost three months during that period. In addition to repairing the furnaces, Exxaro Mineral Sands converted the furnace technology to conductive hearth technology, which is presently used in the Namakwa Sands operations. Conductive hearth technology is more efficient and requires shorter and less frequent scheduled downtime for maintenance than the technology previously used by the furnaces.

The furnace shutdowns resulted in a reduction of approximately 16,300 tonnes of ilmenite treated per month per furnace (Furnace 1 and Furnace 2 have a similar ilmenite treatment capacity). Furnace 2’s unavailability negatively impacted Exxaro Mineral Sands’s operations for the twelve-month period that it was out of commission, resulting in reduced slag and pig iron production of approximately 90,000 tonnes and 54,700 tonnes, respectively, and a loss of revenue during the period of approximately R436 million ($54 million). Furnace 1 was out of operation until February 25, 2012, which resulted in an estimated reduced production of slag and pig iron for the second half of 2011 of approximately 30,000 tonnes and 18,240 tonnes, respectively, and an estimated loss of revenue during the period of approximately R145.3 million ($20.0 million). Furnace 1’s unavailability is also expected to result in reduced production of slag and pig iron for the first half of 2012 of approximately 22,500 tonnes and 13,680 tonnes, respectively, and a loss of revenue during the period of approximately R109 million ($13.5 million).

The Kwinana Facility Expansion

The expansion of the Kwinana Facility at the Tiwest Joint Venture was completed and commissioned at the end of June 2010. The expansion increased TiO2 production capacity at the Kwinana Facility from 110,000 to 150,000 tonnes per annum. While Tronox Incorporated was in bankruptcy, Exxaro Mineral Sands funded 96.9% of the expansion capital expenditure (despite only being obligated to fund 50%, in proportion to its ownership interest in the Tiwest Joint Venture). As provided in the Tiwest Joint Venture development agreement, the rights to the TiO2 produced as a result of the Kwinana Facility expansion follow the levels of contribution for the expansion, which meant that Exxaro Mineral Sands received 96.9% of the TiO2 production attributable to the expansion (as well as the proportionate share of operating expenses) during the period from June 30, 2010 to June 30, 2011, when Tronox Incorporated bought into its 50% share of the Kwinana Facility’s expansion for $79.1 million. Exxaro Mineral Sands’s share of revenue and operating expenses from the Kwinana Facility are proportionally higher for the year ended December 31, 2011 than for the year ended December 31, 2010, representing an additional 19,000 tonnes of TiO2 produced during the period as a result of the expansion.

Recapitalization of Exxaro TSA Sands

On December 20, 2011, Exxaro TSA Sands authorized the issue of an ordinary share to Exxaro in exchange for a cash payment of R1,800 million ($222.5 million), which Exxaro funded from its cash on hand. Because Exxaro Mineral Sands’s South African operations are wholly-owned by another South African company (Exxaro), South African tax transfer pricing legislation permits the companies to be funded predominantly through shareholder loans advanced by Exxaro. Following the completion of the Transaction, Exxaro Mineral Sands’s South African operations will be majority-owned by a non-South African tax resident, Tronox Limited. Under the South African tax transfer pricing legislation, when a non-South African tax resident provides a loan to a South African tax resident company, the debt to equity ratio of the South African tax resident company must not exceed 3 to 1. Exxaro determined the amount of equity that would be necessary to ensure that Exxaro Mineral Sands’s South African operations would satisfy the prescribed ratio following completion of the Transaction and the transfer of the shareholder loans to Tronox Limited (as further discussed under “Description of the Transaction Documents—The Transaction Agreement”). The calculation indicated that R1,800 million ($222.5 million) in capital would be required.

In January 2012, Exxaro TSA Sands used the cash received by Exxaro’s share subscription to repay a portion of the current amounts due to Exxaro, bringing Exxaro TSA Sands’s debt to equity ratio into conformity with the prescribed ratio. If Exxaro TSA Sands had not effected this recapitalization, upon the transfer of the loan accounts to Tronox Limited as part of the Transaction, Exxaro TSA Sands’s debt to equity ratio would have exceeded the prescribed ratio, and Exxaro TSA Sands would not have been able to claim a tax deduction for any portion of interest paid in excess of the prescribed ratio.

Exxaro Sands is already in compliance with the required ratio, and will remain in compliance following the transfer of the shareholder loans to Tronox Limited; therefore, no adjustments were necessary to its capitalization.

Basis of Preparation

In the absence of a legal ultimate parent, the Exxaro Mineral Sands Combined Financial Statements have not been prepared by consolidating the ultimate parent and its subsidiaries, but by combining all individual entities that comprise Exxaro’s mineral sands operations into one reporting entity referred to in this prospectus as Exxaro Mineral Sands. These entities, which are identified below, have been classified as subsidiary or joint venture undertakings. All transactions, balances, income and expenses, including unrealized profits on such transactions, between or among the entities that comprise Exxaro Mineral Sands have been eliminated on combination.

The Exxaro Mineral Sands Combined Financial Statements have been prepared by combining the financial information from the local reporting records of the Exxaro Mineral Sands legal entities. The combined financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit and loss and, in all material respects, in accordance with IFRS as adopted by the IASB and may not be indicative of the actual results of Exxaro’s mineral sands operations and financial position had they been operated as a separate entity.

The Exxaro Mineral Sands Combined Financial Statements have been prepared for the purposes of presenting, as far as practical, the financial position, results of operations and cash flows of Exxaro’s mineral sands operations on a standalone basis. The Exxaro Mineral Sands Combined Financial Statements reflect assets, liabilities, revenues and expenses directly attributable to Exxaro’s mineral sands operations, including management fee allocations recognized on a historical basis in Exxaro’s accounting records on a legal entity basis. Although it is not possible to estimate the actual costs that Exxaro Mineral Sands would have incurred if the services performed by Exxaro had been purchased from independent third parties, Exxaro’s directors and senior management consider the allocations reasonable. However, Exxaro Mineral Sands’s financial position, results of operations and cash flows presented below are not necessarily representative or indicative of those that would have been achieved had Exxaro’s mineral sands operations operated autonomously or independently from Exxaro.

Exxaro Mineral Sands Entities

The Exxaro Mineral Sands entities comprise Exxaro Sands, Exxaro TSA Sands, Australia Sands (which includes a 50% interest in the Tiwest Joint Venture), and the other Australian and Dutch entities that comprise Australia Sands listed in Note 1 to Exxaro Mineral Sands’s combined annual financial statements included elsewhere in this prospectus.

Exxaro Sands is the legal entity which owns KZN Sands’s mining and prospecting rights, including the Hillendale mining operation and the mineral separation plant at Empangeni. Exxaro TSA Sands is the legal entity which owns Namakwa Sands, as well as the remainder of KZN Sands’s operations.

Australia Sands’s interest in the Tiwest Joint Venture in Australia is accounted for as a joint venture. A joint venture is a contractual arrangement whereby Exxaro Mineral Sands and one or more parties undertake an economic activity that is subject to joint control. Joint ventures in which Exxaro Mineral Sands participates with other parties are proportionately combined. In applying the proportionate combination method, Exxaro Mineral Sands’s percentage share of the balance sheet and income statement items are included in the Exxaro Mineral Sands Combined Financial Statements.

Management Fees

Exxaro uses a cost recovery mechanism to recover central management and other similar costs it incurs at a corporate level. The management fees reflected in the Exxaro Mineral Sands Combined Financial Statements are based on the amounts historically recorded in the accounts of the individual entities that comprise Exxaro’s mineral sands operations as a result of this cost recovery mechanism. An appropriate proportion of the salaries, pension costs and other remuneration for Exxaro’s senior management, including Exxaro Mineral Sands’s senior management, are included in these management fees. Costs have principally been allocated on the basis of actual services delivered or benefits received. Additional information about Exxaro Mineral Sands’s relationship with Exxaro and other Exxaro companies, including a description of the costs that have historically been charged to Exxaro Mineral Sands, is included in Note 14 to Exxaro Mineral Sands’s combined annual financial statements included elsewhere in this prospectus.

Interest

The interest charge reflected in the Exxaro Mineral Sands Combined Financial Statements is based on the interest charge historically incurred by the entities included in Exxaro’s mineral sands operations on specific external borrowings or financing provided by other Exxaro companies. No debt unrelated to the Exxaro Mineral Sands business at an Exxaro consolidated basis has been “pushed down” or allocated to Exxaro Mineral Sands.

Taxation

The entities that comprise Exxaro Mineral Sands’s South African operations file separate tax returns in South Africa, and their current and deferred income taxes are based on these separate returns.

In Australia, Australia Sands and its subsidiaries are part of a “multiple entry tax-consolidated group” (an “MEC group”) under Australian taxation law and file a consolidated tax return. Exxaro Australia Pty Ltd, which is an Exxaro subsidiary that will not be transferred to Tronox Limited as part of the Transaction, presently is the MEC Group’s head entity. As the head entity of the MEC group, Exxaro Australia Pty Ltd recognizes the current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the MEC group members. Due to the existence of a tax funding agreement between these entities, which will be terminated prior to completion of the Transaction, amounts are recognized as payable to or receivable by each member of the MEC group in relation to the tax contribution amounts paid or payable between Exxaro Australia Pty Ltd and the other members of the MEC group in accordance with the agreement, and each of the entities has agreed to pay a tax equivalent payment to Exxaro Australia Pty Ltd based on such entity’s current tax liability or asset. Such amounts are reflected in the amounts receivable from or payable to related parties.

When the MEC group members (other than Exxaro Australia Pty Ltd) are transferred to Tronox Limited upon completion of the Transaction, each member leaving the MEC group must pay to Exxaro Australia Pty Ltd an estimate of its tax contribution amounts for tax liabilities which have not yet fallen due for payment prior to transfer to Tronox Limited.

Share-based Payments

Exxaro Mineral Sands employees participate in Exxaro’s performance share schemes and management option plan. For purposes of the Exxaro Mineral Sands Combined Financial Statements, transfers of Exxaro’s equity instruments to Exxaro Mineral Sands employees have been reflected as equity settled share-based payment transactions on the basis that the responsibility for settling the awards resides with Exxaro and not the entities comprising Exxaro Mineral Sands.

Net Investment by Other Exxaro Companies

The balance sheets in the Exxaro Mineral Sands Combined Financial Statements show the amount of other Exxaro companies’ net investment in Exxaro Mineral Sands in lieu of showing shareholders’ equity. Such amounts represent the entities’ aggregated combined share capital, accumulated losses and other reserves, including share-based payment reserve, hedging reserve and cumulative translation adjustments.

Critical Accounting Policies

In the application of its accounting policies, Exxaro Mineral Sands’s senior management makes judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. For example, senior management estimates the tax rate applied to foreign exchange gains or losses that may be realized in the future. These estimates and associated assumptions are based on historical experience and other factors that senior management considers relevant. Actual results may differ from these estimates.

Exxaro Mineral Sands’s senior management reviews these estimates and underlying assumptions on an on-going basis and recognizes revisions to accounting estimates in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Impairment of Property, Plant and Equipment

Exxaro Mineral Sands reviews the carrying amount of its property, plant and equipment at the end of each annual reporting period to determine whether there is any indication of impairment. Where such an indication exists, Exxaro Mineral Sands’s management estimates the recoverable amount in accordance with the accounting policy described in Note 3(g) to Exxaro Mineral Sands’s combined annual financial statements included elsewhere in this prospectus.

Decreased demand for Exxaro Mineral Sands’s products and lower average product prices caused by the 2008-2009 global economic recession negatively affected the carrying value of KZN Sands’s operations as at December 31, 2009. As a result, Exxaro’s decision to suspend the planned development of the Fairbreeze mine and instead plan for Hillendale’s closure at KZN Sands in 2009, as further discussed above under “—Recent Developments—Fairbreeze Mining Project,” resulted in the carrying amount of KZN Sands’s cash generating unit being written down to its recoverable amount, creating a R1,435.0 million ($170.4 million) impairment charge in KZN Sands’s operations in 2009. The identification of alternate supplies of ilmenite to be utilized by KZN Sands during the period between the decommissioning of the Hillendale mine (expected to occur at the end of 2012) and the commencement of operations at the Fairbreeze mine (expected in 2014), as further discussed under “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Properties—Hillendale Mining Operations—Description of Property,” “The Businesses—Description of Exxaro Mineral Sands—Properties and Reserves—Properties—Namakwa Sands—Description of Property” and “—Recent Developments—Fairbreeze Mining Project,” have led to an increase in the recoverable amount of the smelters at KZN Sands. As a result, management reversed the impairment previously recognized on smelter-specific property, plant and equipment amounting to R877.2 million ($120.8 million). Exxaro Mineral Sands’s management’s assumptions are set out in Note 8 to Exxaro Mineral Sands’s combined annual financial statements included elsewhere in this prospectus.

Provisions

Exxaro Mineral Sands estimates its long-term environmental rehabilitation and mine decommissioning obligations based on its environmental management plans, which are submitted as part of the environmental approval process for its mining and prospecting operations, and current technological, environmental and regulatory requirements. Exxaro Mineral Sands’s senior management exercises its judgment when estimating the ultimate rehabilitation costs for its mining operations and determining the appropriate provisions, using the following assumptions during 2011 and 2010:

	South African Operations	Australian Operations
Inflation rate per annum	5%	2.5%
Discount rate per annum	8.8% in 2011, 10% in 2010	5.5% in 2010
Life of Mine	2-18 years in 2011 3-19 years in 2010	16-38 years in 2011 16-39 years in 2010

The ultimate cost of Exxaro Mineral Sands’s environmental rehabilitation and mine decommissioning obligations may differ significantly from its estimates and provisions.

Provisions are funded either through guarantees or through a trust fund. Exxaro Mineral Sands makes quarterly contributions to the Exxaro Environmental Rehabilitation Fund, which is a trust fund maintained to provide for the rehabilitation and management of negative environmental impacts in respect of the prospecting and mining activities of Exxaro Mineral Sands’s South African operations, as required by the MPRDA, the DMR and Exxaro Mineral Sands’s prospecting and mining licenses. As of December 31, 2011 and December 31, 2010, the balance in this fund attributable to Exxaro Mineral Sands’s South African operations was R156.4 million ($19.3 million) and R120.1 million ($18.1 million), respectively, which is reflected in the “financial assets” line item on the Statements of Financial Position of the Exxaro Mineral Sands Combined Financial Statements. Exxaro also has entered into guarantees in favor of the DMR which are issued by financial institutions for the benefit of Exxaro Mineral Sands in respect of the mine closure and rehabilitation liabilities of Exxaro Mineral Sands’s South African operations. Exxaro Mineral Sands’s contributions to this fund will be transferred to a new, Tronox Limited trust fund established pursuant to the Transaction Agreement at or after the closing date and Exxaro’s guarantees to the DMR will be extinguished at the completion of the Transaction and will be replaced by Tronox Limited guarantees.

Mineral Resources and Ore Reserves

Exxaro Mineral Sands’s mineral resources and ore reserve estimates, which are included under “The Businesses—Exxaro Mineral Sands’s Business—Properties and Reserves—Mineral Resources and Reserves,” represent the amount of minerals that can be economically and legally extracted from Exxaro Mineral Sands’s operations. In order to calculate the mineral reserves and resources, Exxaro Mineral Sands makes estimates and relies on assumptions concerning a range of geological, technical and economic factors, costs, commodity prices and exchange rates. Estimating the quantities and grade of the reserves and resources requires Exxaro Mineral Sands to determine the size, shape and depth of the ore bodies by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the mineral reserves and ore resources change from year to year, and because additional geological data is generated during the course of operations, Exxaro Mineral Sands’s estimates of the mineral reserves and ore resources may change from year to year. Changes in the reserves and resources may affect Exxaro Mineral Sands’s financial results and financial position in a number of ways, such as changes to asset carrying values due to changes in estimated cash flows, changes to depreciation and amortization charges in the income statement (because they are calculated using the units-of-production method), and changes to environmental provisions as the timing or cost of Exxaro Mineral Sands’s operating activities are affected as a result of revised estimates.

Estimate of Post-retirement Obligations

With respect to Exxaro Mineral Sands’s defined benefit schemes, management makes annual estimates and assumptions about future returns on classes of scheme assets, future remuneration changes, employee attrition rates, administration costs, changes in benefits, inflation rates, exchange rates, average life expectancy and expected remaining periods of employee service, as further discussed under Note 21 to Exxaro Mineral Sands’s combined annual financial statements. In making these estimates and assumptions, management considers advice provided by external advisers, such as actuaries.

Income Taxes

Exxaro Mineral Sands is principally subject to income taxes in South Africa and Australia, which requires Exxaro Mineral Sands’s senior management to exercise its judgment when determining worldwide provisions for income taxes. In many transactions, the calculation of the ultimate tax determination is uncertain. Where the final tax outcome is different from the amounts initially recorded, such differences will impact income tax and deferred tax provisions for the period in which such determinations are made.

Management exercises its judgment with regard to the recognition of deferred tax assets, principally relating to tax losses in South Africa. Where the possibility exists that no future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognized. As of December 31, 2011, Exxaro Mineral Sands recognized deferred taxes relating to tax losses at its mining and smelter operations. Unrecognized tax losses amounting to R109.1 million ($13.5 million) relate principally to KZN Sands’s non-smelter operations (forming part of the Exxaro Sands legal entity) operations. For further information, refer to Note 4.2 of Exxaro Mineral Sands’s combined annual financial statements.

Derivatives

Exxaro Mineral Sands from time to time holds derivative financial instruments to hedge its foreign exchange exposure and interest rate exposure. Derivatives are initially recognized at fair value as of the date on which a derivative contract is entered into, with attributable transaction costs recognized in the income statement as incurred. The fair value of derivatives not quoted in active trading markets is determined using valuation techniques, which make use of observable market data, with management making judgments to select from a variety of valuation methods and assumptions based on then-current market conditions.

Subsequent to their initial recognition, derivatives are measured at fair value, and changes in fair value are accounted for based on whether Exxaro Mineral Sands has designated the derivative as a hedging instrument, and if so, the nature of the item being hedged. During the years ended December 31, 2011, 2010 and 2009, the total amount of the change in fair values of derivatives that Exxaro Mineral Sands recognized, estimated using a discounted cash flow analysis, was a loss of R281.9 million ($38.8 million) compared to a profit of R236.7 million ($32.3 million) and a profit of R156.2 million ($18.6 million) in each respective period.

Exxaro Mineral Sands designates most of its derivatives as either fair value hedges, cash flow hedges or economic hedges. When a derivative is designated as a hedge of the change in fair value of a recognized asset or liability or a firm commitment, changes in the fair value of the derivative are recognized immediately in the income statement together with changes in the fair value of the hedged item that are attributable to the hedged risk. If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for fair value hedge accounting, or the designation is revoked, hedge accounting is discontinued. Any adjustment up to that point, to a hedged item for which the effective interest rate method is used, is amortized to the income statement as part of the recalculated effective interest rate of the item over its remaining life.

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction that could affect the income statement, the effective portion of changes in the fair value of the derivative is recognized directly in equity. The amount recognized in equity is removed and included in profit or loss in the same period as the hedged item’s cash flows affect the income statement under the same income statement line item as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the income statement. If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for cash flow hedge accounting, or the designation is revoked, then hedge accounting is discontinued and the amount recognized in equity remains in equity until the forecast transaction affects the income statement. If the forecast transaction is no longer expected to occur, then hedge accounting is discontinued and the balance in equity is recognized immediately in the income statement.

Derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currency, such as foreign exchange contracts and currency options, do not qualify for hedge accounting. Changes in the fair value of these instruments are recognized immediately in the income statement as part of foreign currency gains and losses.

Results of Operations

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Exxaro Mineral Sands’s revenue increased by R1,945.9 million ($274.1 million), or 41.9%, to R6,585.9 million ($907.1 million) for the year ended December 31, 2011 from R4,640.0 million ($633.0 million) for the year ended December 31, 2010, mainly due to the increases in selling prices for most of Exxaro Mineral Sands’s products complemented by increased demand. Exxaro Mineral Sands improved operational efficiencies and continued cost containment, despite the impact of stronger Rand and Australian dollar as compared with the U.S. dollar during the period. KZN Sands recorded an operating profit of R753.0 million ($103.7 million) for the year ended December 31, 2011, which includes the impairment reversal of R877.2 million ($120.8 million), compared to a loss of R66.0 million ($9.0 million) for the year ended December 31, 2010, which was partially offset by a non-recurring insurance payment receipt of R98.0 million ($13.4 million). Namakwa Sands and Australia Sands recorded net operating profit increases of R880.0 million ($121.4 million) and R800.0 million ($110.4 million), respectively, for the year ended December 31, 2011 as compared with the year ended December 31, 2010. The higher profits were recorded at respective operating margins of 33.9% and 37.7%.

At KZN Sands, heavy mineral concentrate production was approximately 43,888 tonnes lower during the year ended December 31, 2011 as compared with the year ended December 31, 2010 due to the Hillendale mine nearing its end of life, which resulted in lower zircon production of approximately 4,752 tonnes and marginally lower rutile production as compared with the previous period. The lower heavy mineral concentrate production, together with the inoperability of Furnace 2 during most of the period, as further discussed under “—Recent Developments—Furnace Shutdowns,” also resulted in lower titanium slag production during the period as compared with the previous period.

Namakwa Sands recorded higher zircon and rutile production of approximately 6,366 tonnes and 2,429 tonnes, respectively, during the year ended December 31, 2011 as compared with the year ended December 31, 2010. With greater uptimes of Namakwa Sands’s furnaces, titanium slag production overall increased by 54,781 tonnes as compared with the previous period.

At Australia Sands, synthetic rutile production increased during the year ended December 31, 2011 as compared with the year ended December 31, 2010, due to improved consistency in production together with the reduction of coal quality problems which adversely affected the Kwinana Facility in the past. Zircon production at Australia Sands was marginally lower as compared with the previous period as a result of harder digging conditions. TiO2 production at the Kwinana Facility was significantly higher during the period as compared with the previous period following the commissioning and ramp-up of the TiO2 plant expansion, for which Exxaro Mineral Sands was entitled to a proportionate share in excess of its 50% interest in the Tiwest Joint Venture during the period, as further discussed under “—Recent Developments—Kwinana Facility Expansion,” combined with improved performance from the existing plant. Total sales volumes were in line with the previous corresponding period, but at a different overall product mix, which led to more favorable selling prices.

The following table presents a summary of Exxaro Mineral Sands’s saleable production by product for the periods indicated:

	Year Ended December 31,
	2011	2010
	(Tonnes)
Slag tapped	277,000	262,000
Rutile	66,000	63,000
Zircon	195,000	196,000
TiO2	76,000	57,000
Pig iron and scrap iron	167,000	164,000

The following table presents Exxaro Mineral Sands’s consolidated results of operations for the periods indicated:

	Year Ended December 31,
	2011		2010		Change
	(Rand in millions)
Revenue	R	6,585.9	R	4,640.0	R	1,945.9
Operating expenses		(3,916.1)		(4,389.5)		473.4

Net operating profit		2,669.8		250.5		2,419.3
Interest income		61.0		9.2		51.8
Interest expense		(260.6)		(299.4)		38.8

Profit/(loss) before tax		2,470.2		(39.7)		2,509.9
Income tax (expense)/benefit		79.8		48.2		31.6

Profit/(loss) for the period	R	2,550.0	R	8.5	R	2,541.5

Revenue increased by R1,945.9 million ($274.1 million), or 41.9%, to R6,585.9 million ($907.1 million) for the year ended December 31, 2011, from R4,640.0 million ($633.0 million) for the year ended December 31, 2010. The increase was primarily due to price increases for all mineral sands products supported by higher production volumes at Namakwa Sands and Australia Sands, in part due to the additional 19,000 tonnes of TiO2 produced during the period that was attributed to Australia Sands as a result of the Kwinana Facility expansion, offset by lower production volumes at KZN Sands as a result of the Hillendale mine nearing its end of life of mine. Zircon prices were 107.6% higher and pigment prices 35.7% higher in December 2011 compared to December 2010. These increases were partially offset by a 0.1% average realized increase in the Rand exchange rate against the U.S. dollar and a 11.6% average realized increase in the Australian dollar exchange rate against the U.S. dollar in December 2011 compared to December 2010.

Operating expenses decreased by R473.4 million ($59.4 million), or 10.8%, to R3,916.1 million ($539.4 million) for the year ended December 31, 2011, from R4,389.5 million ($598.8 million) for the year ended December 31, 2010, mainly as a result of the partial impairment reversal of property, plant and equipment at KZN Sands offset by the costs associated with additional 19,000 tonnes of TiO2 produced during the period that was attributed to Australia Sands as part of the Kwinana Facility expansion. Exxaro Mineral Sands presents its expenses under IFRS as issued by the IASB by nature. Under the nature of expense method, expenses are classified according to their nature (for example, use of raw materials and consumables, depreciation and amortization, staff costs, etc.) and are not reallocated among various functions within the entity. Operating expenses are presented on a gross basis, before the deduction of any amounts capitalized to work-in-progress or finished goods on hand. For example, raw materials and consumables used represents the total of all raw materials and consumables used, even if they were used relating to items of inventory on hand at the end of the period. The line item “Changes in inventories of finished goods and work-in-progress” therefore represents the period-on-period movement in inventory that is necessary to ensure that operating profit is reported net of amounts capitalized, when expenses are presented by nature. The following table presents the principal components of Exxaro Mineral Sands’s operating expenses for the years ended December 31, 2011 and December 31, 2010:

	Year Ended December 31,
	2011	2010	Change
	(Rand in millions)
Raw materials and consumables used	R1,288.1	R1,078.9	R209.2
Changes in inventories of finished goods and work-in-progress	(123.1)	277.0	(400.1)
Staff costs	1,033.3	918.2	115.1
Depreciation and amortization	547.5	601.3	(53.8)
Reversal of impairment of property, plant and equipment	(877.2)	—	(877.2)
Energy costs	679.1	501.1	178.0
Other operating expenses	1,368.4	1,013.0	355.4

Total operating expenses	R3,916.1	R4,389.5	R(473.4)

Raw materials and consumables used, which are described under “The Businesses—Description of Exxaro Mineral Sands Business—Mining and Processing Techniques—Raw Materials,” increased by R209.2 million ($30.2 million), or 19.4%, to R1,288.1 million ($177.4 million) in the year ended December 31, 2011 from R1,078.9 million ($147.2 million) for the year ended December 31, 2010, due to normal inflation, an increase in production performance as well as the Kwinana Facility expansion.

Changes in inventories of finished goods and work-in-progress adjusts the statement of comprehensive income to reflect the amounts that have been capitalized to work-in-progress and finished goods on hand. Inventories of finished goods and work-in-progress increased by R123.1 million ($17.0 million), or 9.3%, from R1,329.4 million ($179.5 million) as of December 31, 2010 to R1,452.5 million ($200.8 million) as of December 31, 2011. Finished goods and work-in-progress levels increased as of December 31, 2011, mainly as a result of slower customer demand for zircon in the fourth quarter of 2011. Inventory levels decreased as of December 31, 2010 as a result of increased market demand and the realization of costs associated with sales of stock accumulated in the previous years (due to depressed markets).

Staff costs, which include salaries and wages, share-based payments, termination benefits, pension costs and medical costs, increased by R115.1 million ($17.1 million), or 12.5%, to R1,033.3 million ($142.3 million) for the year ended December 31, 2011 from R918.2 million ($125.3 million) for the year ended December 31, 2010, mainly as a result of above inflation-related staff cost increases and bonuses paid to Exxaro Mineral Sands’s employees.

Depreciation and amortization decreased by R53.8 million ($6.6 million), or 8.9%, to R547.5 million ($75.4 million) for the year ended December 31, 2011 from R601.3 million ($82.0 million) for the year ended December 31, 2010, as a result of accelerated depreciation in 2010 relating to an adjustment to the useful life of KZN Sands’s assets following management’s revision of its useful life assumptions as a result of the decision not to pursue the Fairbreeze mine, as discussed above. The useful life of the KZN assets (smelter-specific property, plant and equipment) was extended in 2011 following the identification of alternate sources of ilmenite. The lower depreciation at KZN Sands in 2011 was offset by an increase of R19.0 million ($2.6 million) during 2011 relating to an increase in the depreciation charges relating to additional capital in use for the expanded Kwinana Plant at Australia Sands after June 30, 2010.

Reversal of impairment of property, plant and equipment represents the reversal of an impairment loss recognized at KZN Sands during the year ended December 31, 2011. KZN Sands has identified alternate supplies of ilmenite from Namakwa Sands, the Tiwest Joint Venture and other third party suppliers that may be used during the period between the decommissioning of the Hillendale mine (expected to occur at the end of 2012) and the commencement of operations at the Fairbreeze mine (expected in 2014). The identification of alternate supplies of ilmenite has led to an increase in the recoverable amount of the smelters at KZN Sands. As a result, management reversed the impairment previously recognized on smelter-specific property, plant and equipment amounting to R877.2 million ($120.8 million).

Energy costs, which include the energy and fuel supplies used in Exxaro Mineral Sands’s production, increased by R178.0 million ($25.2 million), or 35.5%, to R679.1 million ($93.5 million) for the year ended December 31, 2011 from R501.1 million ($68.4 million) for the year ended December 31, 2010, as a result of 25% higher electricity costs in South Africa during the period including better overall furnace utilization for the year ended December 31, 2011. Higher electricity costs in Australia resulted from the expansion of the Kwinana Facility.

Other operating expenses, which includes corporate service fees, sales and distribution, royalty taxes, repairs and maintenance and outside services, increased by R355.4 million ($50.3 million), or 35.5%, to R1,368.4 million ($188.5 million) for the year ended December 31, 2011 from R1,013.0 million ($138.2 million) for the year ended December 31, 2010. The increase was due to, among other things, higher maintenance costs, including costs incurred in Australia during the Kwinana Facility expansion in the amount of R19.0 million ($2.6 million), higher sales and distribution costs of R60.0 million ($8.3 million), including an amount of R29.8 million ($4.1 million) due to higher TiO2 sales volumes, an increase in royalties of R35.7 million ($4.9 million) due to higher revenues and profitability for the period, and an increase in outside services and general expenses of R18.0 million ($2.5 million) and R83.0 million ($11.4 million), respectively.

Interest income increased by R51.8 million ($7.1 million), or 563.0%, to R61.0 million ($8.4 million) for the year ended December 31, 2011, from R9.2 million ($1.3 million) for the year ended December 31, 2010. This increase represents interest earned on higher cash and cash equivalents, which increased by R2,579.4 million ($307.3 million), or 615.8%, to R2,998.3 million ($370.6 million) during the period.

Interest expense decreased by R38.8 million ($5.0 million), or 13.0%, to R260.6 million ($35.9 million) for the year ended December 31, 2011, from R299.4 million ($40.8 million) for the year ended December 31, 2010. The decrease was a result of Tronox refunding Exxaro Mineral Sands with R41.5 million ($5.7 million) interest as a result of the TiO2 expansion buyback and was offset by the interest on interest bearing loans raised for the year ended December 31, 2011.

Income tax increased from a R48.2 million ($6.6 million) benefit for the year ended December 31, 2010 to a benefit of R79.8 million ($11.0 million) for the year ended December 31, 2011, due to Exxaro Mineral Sands recognizing deferred tax assets for tax losses carried forward in 2011 as a result of the increased profitability at KZN Sands smelter operations. The income tax benefit in 2010 and 2011 was determined by taking into consideration disallowable expenditure, exempt income and special allowances. Disallowable expenditure relates to expenses not deductible in terms of the South African and Australian income tax regulations, and includes depreciation on items of property, plant and equipment for which no tax allowances can be claimed, legal fees, and consulting fees. Exempt income relates primarily to non-taxable interest income between Exxaro Mineral Sands entities which, although eliminated on combination, qualifies as a tax deduction within the entity paying such interest and constitutes non-taxable income for the receiving entity. The special tax allowances relate to additional tax deductions in Australia, calculated as a percentage of the cost of qualifying eligible capital expenditures. The special tax allowances are designed to stimulate new investment by Australian businesses by providing an incentive to bring forward and sustain capital investment.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

The improved financial results during the year ended December 31, 2010 as compared to the year ended December 31, 2009, can be attributed to significant price increases in TiO2 and zircon prices during 2010 and stronger sales volumes of all Exxaro Mineral Sands’s products, which resulted from higher production volumes for TiO2 and zircon during 2010 and inventory sales of slag, despite a decrease in total production during the period, as noted below. Unlike 2009, where all three components of Exxaro Mineral Sands’s operations (KZN Sands, Namakwa Sands and Australia Sands) reported net operating losses, in 2010, only KZN Sands reported a net operating loss. The improvement in results was partially offset by a stronger Australian dollar as compared with the U.S. dollar during 2010 and the continuing strength of the Rand against the U.S. dollar. The average exchange rate in 2010 of the U.S. dollar against the Rand and the Australian dollar was R7.72 and A$0.87, respectively, compared with R8.39 and A$0.76, respectively, in 2009. Management mitigated the impact of the stronger Rand and Australian dollar through increased hedging of its U.S. dollar-denominated trade receivables, as further below discussed under “—Quantitative and Qualitative Disclosure about Market Risks—Currency Risk.”

Planned and unplanned furnace downtime increased by 44.7% during 2010 as compared with 2009. At KZN Sands, Furnace 1 was shut on July 1, 2010 for a planned reline and pre-heating, restarting production at the end of January 2011. In addition, the burn-through at Furnace 2 on October 26, 2010 resulted in both of KZN Sands’s furnaces being out of commission simultaneously for two months in the last quarter of 2010. As a result of these furnace incidents and shutdowns, slag production was 69,000 tonnes lower in 2010 than in 2009. Sales, however, increased by 115,000 tonnes in 2010 as a result of the de-stocking of high inventory levels which were built up during the global financial crisis in 2008 and 2009.

Total run-of-mine tonnage for all products was more than a million tonnes lower in 2010 than in 2009 as KZN Sands’s Hillendale mine neared the end of its life. As a consequence of this and lower grades, heavy mineral concentrate production at KZN Sands was 73,000 tonnes lower in 2010 than in 2009 at 414,000 tonnes in total. Zircon production was 11,000 tonnes higher than in 2009, as higher zircon production at Australia Sands due to improved overall utilization of the dredge mine, coupled with improved recoveries at Namakwa Sands despite lower zircon head grades, more than offset lower production at KZN Sands resulting from the lower concentrate grade. Rutile production was also 1,000 tonnes higher than in 2009.

Higher slag and pig iron production at Namakwa Sands was insufficient to fully offset lower furnace production at KZN Sands caused by the extended furnace downtime. Total slag tapped was 69,000 tonnes lower than in 2009 at 262,000 tonnes, resulting in a loss of revenue during the period of approximately R206.0 million ($28.1 million), while pig iron and scrap iron was 31,000 tonnes lower than in 2009 at 165,000 tonnes, resulting in a loss of revenue during the period of approximately R95.0 million ($13.0 million).

At Australia Sands, synthetic rutile production was lower due to the planned 38-day shutdown late in the year (the synthetic rutile plant undergoes a major shutdown every three years) and maintenance-related challenges in the first quarter of 2010. Because this was a planned shutdown that was budgeted for, Exxaro Mineral Sands did not experience a loss of anticipated revenue or production. The Kwinana TiO2 plant expansion at the Tiwest Joint Venture was successfully commissioned in late June 2010 and achieved design production capacity of 150,000 tonnes per year in October 2010. Significant supply interruptions from a key raw material supplier led to a production loss of more than 10,000 tonnes of production in November and December 2010 and an 11-day shutdown in May 2010 to complete all the tie-ins for the expansion led to lower TiO2 production.

Increased overall utilization at the mining operations of the Tiwest Joint Venture led to increased heavy mineral concentrate production during 2010, which together with processed inventory resulted in ilmenite, rutile and zircon production increases of 10%, 13% and 4%, respectively, as compared with production volumes during 2009. To counter lower grades expected to be recovered on the future mine path, a 30% expansion of the Tiwest Joint Venture’s South Mine at a capital cost of R200.0 million ($24.7 million) (representing 100% of the Tiwest Joint Venture) is expected to be completed by the end of the second quarter of 2012.

The following table presents a summary of Exxaro Mineral Sands’s saleable production by product for the years ended December 31, 2010 and December 31, 2009:

	Year Ended December 31,
	2010	2009
	(Tonnes)
Slag tapped	262,000	331,000
Rutile	63,000	62,000
Zircon	196,000	185,000
TiO2	57,000	53,000
Pig iron and scrap iron	165,000	196,000

The following table presents Exxaro Mineral Sands’s combined results of operations for the years ended December 31, 2010 and December 31, 2009:

	Years Ended December 31,
	2010		2009		Change
	(Rand in millions)
Revenue	R	4,640.0	R	3,508.3	R	1,131.7
Operating expenses		(4,389.5)		(4,913.4)		523.9

Net operating profit/(loss)		250.5		(1,405.1)		1,655.6
Interest income		9.2		10.8		(1.6)
Interest expense		(299.4)		(369.1)		69.7

Loss before tax		(39.7)		(1,763.4)		1,723.7
Income tax benefit/(expense)		48.2		(307.7)		355.9

Profit/(loss) for the year	R	8.5	R	(2,071.1)	R	2,079.6

Revenue increased by R1,131.7 million ($216.4 million), or 32.3%, to R4,640.0 million ($633.0 million) for the year ended December 31, 2010, from R3,508.3 million ($416.7 million) for the year ended December 31, 2009. The increased revenue during the period can be attributed to significant increases in TiO2 and zircon prices during 2010 and stronger sales volumes of several of Exxaro Mineral Sands’s products. TiO2 prices increased by an average of 20% during 2010. Zircon prices started to increase substantially in the second half of 2010 and the average price during 2010 was 14.2% higher than the average price during 2009. These increases were partially offset by an 8.0% average realized increase in the Rand exchange rate against the U.S. dollar and a 14.5% average realized increase in the Australian dollar exchange rate against the U.S. dollar in 2010 as compared to 2009, which significantly impacted revenue and earnings.

Operating expenses decreased by R523.9 million ($15.3 million), or 10.7%, to R4,389.5 million ($598.8 million) for the year ended December 31, 2010, from R4,913.4 million ($583.5 million) for the year ended December 31, 2009. Exxaro Mineral Sands presents its expenses under IFRS as issued by the IASB by nature. Under the nature of expense method, expenses are classified according to their nature (for example, use of raw materials and consumables, depreciation and amortization, staff costs, etc.) and are not reallocated among various functions within the entity. Operating expenses are presented on a gross basis, before the deduction of any amounts capitalized to work-in-progress or finished goods on hand. For example, raw materials and consumables used represents the total of all raw materials and consumables used, even if they were used relating to items of inventory on hand at the end of the period. The line item “Changes in inventories of finished goods and work-in-progress” therefore represents the period-on-period movement in inventory that is necessary to ensure that operating profit is reported net of amounts capitalized, when expenses are presented by nature. The following table presents the principal components of Exxaro Mineral Sands’s operating expenses for the years ended December 31, 2010 and December 31, 2009:

	Years Ended December 31,
	2010		2009		Change
	(Rand in millions)
Raw materials and consumables used	R	1,078.9	R	1,175.3	R	(96.4)
Changes in inventories of finished goods and work-in-progress		277.0		(600.0)		877.0
Staff costs		918.2		824.5		93.7
Depreciation and amortization		601.3		479.1		122.2
Energy		501.1		434.0		67.1
Impairment of property, plant and equipment				1,435.0		(1,435.0)
Other operating expenses		1,013.0		1,165.5		152.5

Total operating expenses	R	4,389.5	R	4,913.4	R	523.9

Raw materials and consumables used, which are described under “The Business—Description of Exxaro Mineral Sands Business—Mining and Processing Techniques—Raw Materials,” experienced a slight decrease of R96.4 million ($7.6 million), or 8.2%, to R1,078.9 million ($147.2 million) for the year ended December 31, 2010 from R1,175.3 million ($139.6 million) for the year ended December 31, 2009. The decrease resulted primarily from a saving at KZN Sands on electrodes, flocculant, reductant and chemicals as a result of both furnaces being down and Namakwa Sands achieving a favorite commodity variance due to the consumption of anthracite at a lower average price.

Changes in inventories of finished goods and work-in-progress adjusts the statement of comprehensive income to reflect the amounts that have been capitalized to work-in-progress and finished goods on hand. Inventories of finished goods and work-in-progress decreased by R277.0 million ($37.8 million), or 17.2%, from R1,606.4 million ($217.7 million) as of December 31, 2009 to R1,329.4 million ($200.8 million) as of December 31, 2010. The decrease in inventory levels was a direct result of the reduction in the significant inventory accumulation that had occurred during the global financial crisis. The inventory accumulation in 2009 could not be prevented as the furnace technology only allows for furnaces to be switched off during planned relines or rebuilds. Switching furnaces off at any other time would result in unnecessary reline costs because all refractories would then need to be replaced prematurely. When the abnormal inventory levels were reduced as of December 31, 2010, there was a corresponding increase in the changes in inventories of finished goods and work-in-progress statement of comprehensive income line item.

Staff costs, which include salaries and wages, share-based payments, termination benefits, pension costs and medical costs, increased by R93.7 million ($27.3 million), or 11.4%, to R918.2 million ($125.3 million) for the year ended December 31, 2010 from R824.5 million ($97.9 million) for the year ended December 31, 2009, due to above inflation-related increases.

Depreciation and amortization increased by R122.2 million ($25.1 million), or 25.5%, to R601.3 million ($82.0 million) for the year ended December 31, 2010 from R479.1 million ($56.9 million) for the year ended December 31, 2009, as result of R77.0 million ($10.5 million) in accelerated depreciation from the impairment at KZN Sands and the resultant shorter life of the assets.

Energy costs, which include the energy and fuel supplies used in Exxaro Mineral Sands’s production, increased by R67.1 million ($16.8 million), or 15.5%, to R501.1 million ($68.4 million) for the year ended December 31, 2010 from R434.0 million ($51.5 million) for the year ended December 31, 2009, as a result of an average 25% electricity price increase in South Africa, partially offset by a savings at both Namakwa Sands and KZN Sands due to furnaces being out of operation and a reversal of previously accrued Australia Sands’s energy costs following settlement of a pricing dispute with Verve Energy, the electricity and steam supplier at the Tiwest Joint Venture’s TiO2 plant.

Impairment of property, plant and equipment, primarily represent an impairment charge during 2009 of R1,435.0 million ($170.4 million) to Exxaro Mineral Sands’s investment in KZN Sands as a result of Exxaro Mineral Sands’s decision in 2009 not to develop the Fairbreeze mine. This decision negatively affected the carrying value of KZN Sands as of December 31, 2009, because Fairbreeze’s development was deemed to be linked to KZN Sands’s future economic value. Exxaro Mineral Sands performed a similar evaluation as of December 31, 2010, which indicated that neither a further impairment nor a reversal of the previous impairment was required. For further information, see “—Recent Developments—Fairbreeze Mining Project.”

Other operating expenses, which includes corporate service fees, general charges, sales and distribution, royalty taxes, repairs and maintenance and outside services, decreased by R152.5 million ($0.2 million), or 13.1%, to R1,013.0 million ($138.2 million) for the year ended December 31, 2010 from R1,165.3 million ($138.4 million) for the year ended December 31, 2009. The decrease was primarily due to higher foreign exchange gains of R433.0 million ($58.5 million) recognized in 2011 when compared to 2010. Lower outside services utilization of R47.3 million ($6.5 million) in 2010 also contributed to the decrease. The decrease was offset by the following items:

•

Higher maintenance costs of R74.9 million ($10.2 million) were incurred as a result of the synthetic rutile shutdown at the Tiwest Joint Venture and the two limited relines on Furnace 2 at Namakwa Sands;

•	Higher sales and distribution costs of R43.3 million ($5.9 million) were incurred due to higher sales volumes at Australia Sands;

•	Royalty taxes increased by R11.5 million ($1.6 million) based on higher turnover and operating profit; and

•

General charges, which include insurance costs, equipment hire and legal charges, among other things, increased by R106.2 million ($22.3 million), or 24.0%, to R548.2 million ($74.8 million) for the year ended December 31, 2010 from R442.0 ($52.5 million) million for the year ended December 31, 2009, as a result of increases due to inflation and certain contracted amounts where contracts were renegotiated and additional use of equipment and transport, which is variable in nature.

Interest income decreased slightly by R1.6 million ($0.0 million), or 14.8%, to R9.2 million ($1.3 million) for the year ended December 31, 2010, from R10.8 million ($1.3 million) for the year ended December 31, 2009.

Interest expense decreased by R69.7 million ($3.0 million), or 18.9%, to R299.4 million ($40.8 million) for the year ended December 31, 2010, from R369.1 million ($43.8 million) for the year ended December 31, 2009, due to a repayment of R329.7 million ($45.0 million) on the Namakwa Sands interest bearing loans resulting in a R99.3 million ($13.5 million) lower interest payment when compared to 2009. The savings in 2010 was partially offset by additional interest paid on the Kwinana TiO2 plant expansion as a result of Exxaro Mineral Sands’s higher funding allocation.

Income tax benefit/(expense) increased to a R48.2 million ($6.6 million) benefit for the year ended December 31, 2010 from a R307.7 million ($36.5 million) expense for the year ended December 31, 2009, principally due to the derecognition of the deferred tax asset relating to KZN Sands’s operations in 2009. The income tax benefit in 2010 was determined by taking into consideration disallowable expenditure, exempt income and special allowances. Disallowable expenditure relates to expenses not deductible in terms of the South African and Australian income tax regulations, and includes depreciation on items of property, plant and equipment for which no tax allowances can be claimed, legal fees, and consulting fees. Exempt income relates primarily to non-taxable interest income between Exxaro Mineral Sands entities which, although eliminated on combination, qualifies as a tax deduction within the entity paying such interest and constitutes non-taxable income for the receiving entity. The special tax allowances relate to additional tax deductions in Australia, calculated as a percentage of the cost of qualifying eligible capital expenditures. The special tax allowances are designed to stimulate new investment by Australian businesses by providing an incentive to bring forward and sustain capital investment.

Liquidity and Capital Resources

Financial Condition and Liquidity

Exxaro Mineral Sands’s primary source of liquidity on an ongoing basis is cash flows from operating activities, which is generally used to fund working capital expenditures and to repay any short-term indebtedness incurred for working capital purposes. Exxaro Mineral Sands also incurs borrowings from Exxaro, in the case of Exxaro Mineral Sands’s South African operations, and external borrowings, in the case of Exxaro Mineral Sands’s Australian operations, to fund short-term working capital needs, refinance existing indebtedness or fund major capital expenditures or asset acquisitions, in each case as further discussed below under “—Capital Resources.”

During 2010, Australia Sands implemented a new trade receivable facility, as further discussed below under “—Investec Finance Facility,” under which R160.7 million ($24.25 million) was outstanding as of December 31, 2010, and R171.8 million ($21.25 million) outstanding as of December 31, 2011.

The following table provides information for the analysis of Exxaro Mineral Sands’s historical financial condition and liquidity:

	December 31,
	2011	2010	2009
	(Rand in millions)
Interest-bearing loans and borrowings(1)	R2,750.5	R3,269.9	R3,432.4
Cash and cash equivalents	2,998.3	418.9	276.9
Working capital(2)	3,285.9	2,423.0	2,592.9
Total assets	15,390.2	10,221.3	9,696.9
Total debt(3)	10,225.7	9,485.2	9,210.6

(1)	Includes interest-bearing amounts due to related parties.
(2)	Represents excess of current assets, less cash and cash equivalents and amounts due from related parties, over current liabilities, less interest-bearing borrowings and amounts due to related parties.
(3)	Includes interest-bearing external borrowings and all amounts due to related parties.

Cash Flows for Year Ended December 31, 2011 Compared to Year Ended December 31, 2010 and Year Ended December 31, 2009

The following table presents Exxaro Mineral Sands’s cash flow for the periods indicated:

	Year Ended December 31,
	2011		2010		2009
	(Rand in millions)
Net cash provided by/(used in) operating activities	R	1,599.4	R	702.9	R	(467.6)
Net cash used in investing activities		(311.8)		(990.9)		(1,077.9)
Net cash provided by financing activities		1,207.0		433.9		1,088.1

Net increase/(decrease) in cash and cash equivalents	R	2,494.6	R	145.9	R	(457.4)

Cash Flows from Operating Activities. Cash provided by operating activities for the year ended December 31, 2011 was R1,599.4 million ($220.3 million) compared to R702.9 million ($95.9 million) for the year ended December 31, 2010 and cash utilized of R467.6 million ($55.5 million) for the year ended December 31, 2009. The R896.5 million ($124.4 million) increase in cash provided by operating activities from 2010 to 2011 reflects the significant increase in Exxaro Mineral Sands’s net operating profit during the period. The R1,170.5 million ($151.4 million) increase in the amount of cash used in operating activities from 2009 to 2010 also reflects the increased operating profit for the period.

Days inventory outstanding (which is the year end inventories balance divided by cost of goods sold multiplied by 365 days) decreased from 335 days as of December 31, 2009 to 201 days as of December 31, 2010, then increased to 222 days as of December 31, 2011. The overall decrease in days inventory outstanding reflects the improved market conditions and resultant increase in profitability. The days inventory outstanding increase from 201 days as of December 31, 2010 to 222 days as of December 31, 2011 was primarily as a result of a slowdown in the zircon and TiO2 markets in the last quarter of 2011 that led to an increase in inventory levels as of December 31, 2011. The improved market conditions also resulted in an improvement in the days sales outstanding (which is the year end trade receivables balance divided by revenues multiplied by 365 days) from a low of 102 days as of December 31, 2009 to 78 days as of December 31, 2010. Days sales outstanding slipped to 87 days as of December 31, 2011, but remains within Exxaro Mineral Sands’s 90 day debtors collection guidelines.

Cash Flows from Investing Activities. Net cash used in investing activities for the year ended December 31, 2011 was R311.8 million ($42.9 million) compared to R990.0 million ($135.2 million) for the year ended December 31, 2010 and R1,077.9 million ($128.0 million) for the year ended December 31, 2009. The significant cash expenditures for investing activities in 2009 and 2010 was the result of capital expenditure invested in acquiring property, plant and equipment, and an increase in amounts owing by other entities in the Exxaro group. R862.0 million ($117.6 million) of the investment in these years was related to the pigment expansion at Australia Sands. The net cash used in inventory activities in 2011 was lower than 2010 and 2009 as a result of the completion of the expansion at Australia Sands and included the receipt of R427.2 million ($58.8 million) from Tronox Incorporated for Tronox Incorporated’s share of expansion costs.

Cash Flows from Financing Activities. Net cash provided by financing activities for the year ended December 31, 2011 was R1,207.0 million ($166.3 million) compared to R433.9 million ($59.2 million) for the year ended December 31, 2010 and R1,088.1 million ($129.2 million) for the year ended December 31, 2009. The substantial amounts received in 2009 and 2011 were primarily due to a R1,800 million ($222.5 million) recapitalization in 2011 (which was offset by the dividend paid of R685.7 million ($94.4 million)) and the receipt of proceeds from borrowings from Exxaro and other Exxaro companies in 2009.

Capital Expenditure

Exxaro Mineral Sands had capital expenditure of R664.5 million ($91.5 million) for the year ended December 31, 2011, R692.8 million ($94.5 million) for the year ended December 31, 2010, and R825.8 million ($98.1 million) for the year ended December 31, 2009. Exxaro Mineral Sands’s capital expenditures for the 2012 financial year are expected to be approximately R998 million ($137.5 million), excluding the capital expenditure amounts spent on the Fairbreeze project, which will be reimbursed by Tronox Limited in connection with the completion of the Transaction pursuant to the terms of the Transaction Agreement.

Capital Resources

On a net basis, Exxaro Mineral Sands borrowed R415.5 million ($57.2 million) in a combination of interest-bearing loans and loans from other Exxaro companies during 2011, and repaid R322.8 million ($44.5 million) of its outstanding indebtedness.

Syndicated Loan Facility

On October 11, 2005, Australia Sands entered into a multicurrency syndicated loan facility arranged through ANZ Limited. The facility was guaranteed by each member of Australia Sands and secured by Australia Sands’s investment in the Tiwest Joint Venture, which is subordinated to the cross-charges existing between Tiwest Pty Ltd, Tronox Western Australia Pty Ltd and Australia Sands, and Australia Sands’s other property, subject to subordination in favor of the lender under the Investec loan facility in respect of the trade receivables priority assets. As required under the Second Amendment and Restatement Deed dated July 30, 2010, the syndicated loan facility was repaid in full on July 6, 2011 and all pledges of security interests were released. Interest was payable quarterly at bank base rate (BBR) plus 2% per annum until July 31, 2010, and from August 1, 2010, interest was payable quarterly at BBR plus 3% per annum.

Guaranteed Senior Secured Notes

In 1998 and 2004, Ticor Finance (A.C.T.) Pty Ltd, an entity controlled by Australia Sands, issued US$10.0 million and US$50.0 million in guaranteed senior secured notes, of which a total of US$58.4 million and US$58.4 million was outstanding as of December 31, 2010 and June 30, 2011, respectively. The senior secured notes are guaranteed by each member of Australia Sands and secured by the same assets that provide security for the syndicated loan facility. The interest rate for the 1998 series of notes is fixed with respect to an assessed credit rating at a weighted average rate of 8.68% during 2010 (an increase from 7.68% during 2009) and interest is paid quarterly. The interest rate for the 2004 series of notes is fixed with respect to an assessed credit rating at a weighted average rate of 7.45% during 2010 (an increase from 6.45% during 2009) and interest is paid semi-annually. There were no changes in interest rates during the six months ended June 30, 2011.

Australia Sands intends to prepay the senior secured notes shortly after completion of the Transaction with its available cash on hand. Exxaro has agreed in the Transaction Agreement to ensure that Australia Sands has sufficient available cash upon completion of the Transaction to prepay the notes in full (including any fees, accrued interest and make whole premiums), and Tronox Limited has agreed to apply the cash maintained at Australia Sands to the prepayment of the notes shortly after completion of the Transaction and to assist in securing the release of all related security interests.

Investec Finance Facility

On July 30, 2010, Yalgoo Minerals Pty Ltd, an entity controlled by Australia Sands, entered into a two-year, US$25.0 million amortizing non-revolving secured cash advance facility which is repayable by sixteen initial monthly installments of US$250,000, followed by four monthly installments of US$1.0 million and a subsequent final bullet repayment of US$17.0 million. As of December 31, 2011, the balance on this facility was US$21.25 million. The finance facility is subject to monthly interest charge at a margin of 3.5% plus one month London Interbank Offer Rate (LIBOR). Additionally, a receivables fee is charged during the period from the initial draw down until the facility’s end date of 1% per annum, calculated on a daily basis on the higher of the outstanding amount and the facility limit payable monthly in arrears. The facility is secured by Australia Sands’s trade receivables priority assets and, subject to subordination in respect of the Tiwest Joint Venture and the lenders of the syndicated loan facility and the guaranteed senior secured notes, Australia Sands’s other property.

Australia Sands intends to prepay the facility shortly after completion of the Transaction with its available cash on hand. Exxaro has agreed in the Transaction Agreement to ensure that Australia Sands has sufficient available cash upon completion of the Transaction to prepay the facility in full (including any fees, accrued interest and make whole premiums), and Tronox Limited has agreed to apply the cash maintained at Australia Sands to the prepayment of the facility shortly after completion of the Transaction and to assist in securing the release of all related security interests.

Namakwa Sands Acquisition Loan

In 2008, Exxaro provided Exxaro TSA Sands with a loan in the amount R3,114.1 million ($333.1 million) to finance the acquisition of Namakwa Sands, of which R1,925.8 million ($238.0 million) was outstanding as of December 31, 2011. The loan carried an average interest rate linked to the Jibar 3-month interest rate ranging from 6.81% to 6.91% in 2010 and from 6.83% to 6.93% in 2011. The final repayment date for the loan is November 2013.

Exxaro Related Party Loans

Exxaro and its related entities have provided Exxaro Sands, Exxaro TSA Sands and Australia Sands with loans in the amount of R9,401.0 million ($1,162.1 million), including the Namakwa Sands Acquisition Loan described above. In connection with the Transaction, Exxaro and its related entities will transfer all of their interests in the receivables from the related party loans made to Exxaro Sands and Exxaro TSA Sands that remain outstanding on the closing date to a newly formed Tronox Limited subsidiary, which will be wholly owned by an entity that is 74% owned by Tronox Limited and 26% owned by Exxaro, as further discussed under “Description of the Transaction Documents—The Transaction Agreement.” As of December 31, 2011, the outstanding amount of the related party loans to be transferred in connection with the Transaction was R6,801.9 million ($840.8 million), including R2,473.8 million ($305.8 million) in shareholder loans from Exxaro and its related entities to Exxaro Sands and Exxaro TSA Sands, and the outstanding balance of the Namakwa Sands Acquisition Loan in the amount of R1,925.8 million ($238.0 million).

Amounts Due to Related Parties

The table below sets forth amounts due from Exxaro Mineral Sands to related parties as of December 31, 2011. As of December 31, 2011, the total amount of interest-bearing related party loans was R1,925.8 million ($238.0 million), and the total amount of non interest-bearing related party loans was R7,475.2 million ($924.0 million).

(Rand in millions)
Non current related party loans	R1,925.8

Interest-bearing	1,925.8
Non interest-bearing	—
Current related party loans[1]	7,475.2

Interest-bearing	—
Non interest-bearing	7,475.2
Total related party loans[2]	R9,401.0

Related party receivables	(1,151.1)

Total net amounts due to related parties	R8,249.9

1	Includes R2,473.8 million ($305.8 million) in shareholder loans from Exxaro and its related entities to Exxaro Sands and Exxaro TSA Sands.
2	Includes R6,801.9 million ($840.8 million) in related party loans from Exxaro and its related entities to Exxaro Sands and Exxaro TSA Sands. The amount of these related party loans that remains outstanding on the closing date will be transferred to a Tronox Limited subsidiary as part of the Transaction, as further discussed under “Description of the Transaction Documents—The Transaction Agreement.”

Indebtedness and Contractual Obligations

The table below sets forth Exxaro Mineral Sands’s indebtedness and contractual obligations as of December 31, 2011.

	Payments Due by Period
	Total	Less than 1 year	1-5 years	More than 5 years
	(Rand in millions)
Contractual Obligations
Long-term debt obligations, including current portion(1)	10,039.3	7,730.7	2,308.6
Finance lease obligations	519.8	45.9	140.8	333.1
Operating lease obligations	43.2	20.6	22.6

TOTAL	10,602.3	7,797.2	2,472.0	333.1

(1)	Includes Exxaro shareholder loans and other amounts due to related parties.

Of the approximately R7.8 billion ($1.0 billion) in contractual obligations due within one year, approximately R7.5 billion ($0.9 billion) comprises amounts due to related parties in the form of loans (comprising related party loans to Exxaro Sands and Exxaro TSA Sands which will be transferred to a newly formed Tronox Limited subsidiary as part of the Transaction and related party loans to Australia Sands which will be repaid in connection with the Transaction). Exxaro and its related entities will transfer their interests in the receivables from the related party loans made to Exxaro Sands and Exxaro TSA Sands to the newly formed Tronox Limited subsidiary, and those loans will remain outstanding after the completion of the Transaction. Exxaro Mineral Sands’s management expects that Exxaro Mineral Sands will generate sufficient cash flow to repay its current external liabilities during 2012. Exxaro has provided legally binding letters of support to Exxaro

Mineral Sands, including an undertaking to provide Exxaro Mineral Sands with such additional facilities as may be required to ensure that it remains as a going concern, for so long as each Exxaro Mineral Sands entity continues to be wholly-owned by Exxaro. Following completion of the Transaction, Exxaro Mineral Sands will no longer be wholly-owned by Exxaro, and Exxaro’s financial support commitment to Exxaro Mineral Sands will cease.

Contingencies

Exxaro Mineral Sands carried contingent liabilities of R259.3 million ($32.1 million) as of December 31, 2011, and R222.3 million ($33.6 million) as of December 31, 2010, arising from ordinary course guarantees for which it anticipates that no material liability will arise, which includes a portion of the contingent liability attributable to Exxaro Mineral Sands’s guarantees to the DMR in respect of environmental liabilities for closure of its mining operations. The increase from 2010 to 2011 is mainly attributable to an assessment received by Exxaro Investments (Australia) Pty Ltd from the Office of State Revenue of Western Australia of a R59.8 million ($7.4 million) liability relating to stamp duty in respect of “land rich” assets associated with the 2005 acquisition of Ticor Ltd., which is currently under appeal.

Material New Accounting Standards

No new material accounting standards were adopted during the periods presented. New accounting standards are discussed under Note 3 to Exxaro Mineral Sands’s audited annual combined financial statements.

Quantitative and Qualitative Disclosure about Market Risks

Exxaro Mineral Sands’s principal financial instruments, other than derivatives, comprise non-interest-bearing loans, interest-bearing borrowings, cash and short-term deposits. Exxaro Mineral Sands has various other financial instruments, such as trade payables and trade receivables, which arise directly from its operations. Exxaro Mineral Sands historically has entered into derivative transactions to hedge its foreign currency risk arising on imported capital expenditures and some trade-related payables and receivables. Exxaro Mineral Sands does not trade in financial instruments, in accordance with its own internal policy.

Financial Risk Management Objectives

Exxaro Mineral Sands’s senior management and Exxaro’s Audit and Risk Management Committee monitor and manage the financial risks relating to Exxaro Mineral Sands’s operations through internal risk reports which analyze exposures by degree and magnitude of risks These risks include currency risk, interest rate risk and commodity price risk. Exxaro Mineral Sands’s overall risk management program identifies, quantifies and assesses impacts on the business and implements mitigating strategies to minimize potential adverse effects on Exxaro Mineral Sands’s financial performance. Exxaro Mineral Sands’s senior management oversees the management of these risks, and financial risk-taking activities are governed by appropriate policies and procedures so that financial risks are identified, measured and managed in accordance with group policies. The policies for managing each of these risks are summarized below.

Currency Risk

Exxaro Mineral Sands exports most of its products outside of its production centers in South Africa and Australia, and Exxaro Mineral Sands’s sales transactions, imported capital equipment and external borrowings are mainly denominated in U.S. dollars while most of its operating costs are in South African Rand and Australian dollars, which expose the business to exchange rate fluctuations. Exxaro Mineral Sands utilizes derivative financial instruments, such as forward exchange contracts, currency options, call options and zero cost options, to minimize its exposure to currency risk. The use of such derivatives is governed by a hedging policy which has been approved by Exxaro’s board of directors. Exxaro Mineral Sands’s management provides Exxaro with monthly reports on compliance with the hedging policy, and the internal auditors review compliance annually. Exxaro Mineral Sands does not enter into or trade financial instruments for speculative purposes.

Exxaro Mineral Sands’s South African operations’ foreign exchange rate position is fully covered with respect to its imported capital equipment financing by fully converting these exposures to Rand. Trade-related import currency exposure is managed through economic hedges arising from export revenue and forward exchange contracts. Trade-related export currency exposure, especially with respect to its short-term receivables, is hedged using forward exchange contracts and various options. Most derivative currency hedging instruments have a maturity of less than one year and can be rolled-over at maturity.

The following table includes outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 10% increase in foreign currency rates and demonstrates Exxaro Mineral Sands’s sensitivity to such increases (a 10% decrease in the Rand against each foreign exchange rate would have an equal but opposite effect on the above, assuming all other variables remain constant). This analysis includes foreign currency denominated monetary items (such as cash balances, trade receivables, trade payables and loans). A positive number represents a gain, while a negative number represents a loss. For example, an increase in the Rand-to-U.S. dollar exchange rate from R7.22:US$1 to R8.17:US$1 represents a weakening of the Rand against the U.S. dollar, which results in an incurred (unhedged) profit of R0.95. The opposite applies for a decrease in the exchange rate.

	Profit or (loss)		Equity
	2011	2010	2011	2010
	(Rand in millions)
US$	17.0	21.3	(40.6)	(34.9)
Euro	1.3	2.4

Interest Rate Risk

Exxaro Mineral Sands has credit facilities that permit borrowing at fixed and floating interest rates, which exposes it to interest rate risk. Exxaro Mineral Sands does not actively hedge its interest rate risk, but manages the risk by maintaining what is considers an appropriate mix between fixed and floating rate borrowings taking into account future interest rate expectations. Exxaro Mineral Sands also has used interest rate derivatives in the past to hedge specific interest rate exposures. The interest rate sensitivity table below has been determined based on Exxaro Mineral Sands’s exposure to interest rates and the potential impact on earnings, given a 50 basis point movement in interest rates, for the years ended December 30, 2011 and 2010, showing the changes from the beginning of each financial period and held constant throughout the reporting period.

	Increase of 50 basis points in interest rate		Decrease of 50 basis points in interest rate
	2011	2010	2011	2010
	(Rand in thousands)
Profit/(loss)	(4)	(18)	4	18

Credit Risk

Credit risk relates to potential default by counterparties on cash and cash equivalents, investments, trade receivables and hedged positions. Exxaro Mineral Sands limits its counterparty exposure arising from money market and derivative instruments by only dealing with well-established financial institutions of high credit standing. Exxaro Mineral Sands’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate transaction value is spread among various approved counterparties, and it controls credit exposure by counterparty limits that are reviewed and approved annually.

Trade receivables are generated by a number of customers with whom Exxaro Mineral Sands has long-standing relationships, which represents a substantial portion of Exxaro Mineral Sands’s term supply arrangements, resulting in limited credit exposure. Exxaro Mineral Sands further manages this exposure by monitoring customer credit worthiness, country risk assessments, and where indicated, obtaining a combination of confirmed letters of credit and credit risk insurance.

Exxaro Mineral Sands establishes an allowance for non-recoverability or impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established based on similar financial assets in respect of losses that have historical data of payment statistics.

A financial asset’s carrying amount represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2011 and 2010 was equal to the carrying value of Exxaro Mineral Sands’s total financial assets. The combined company does not have any significant credit risk exposure to any single counterparty or any combined company of counterparties having similar characteristics.

The tables below provide details of Exxaro Mineral Sands’s trade receivable credit risk exposure by industry and country as of December 31, 2011.

By Industry	%	By Geographical Area	%
Manufacturing (including structured metal and steel)	27	USA	6
Merchants	10	Asia	7
Pigment, ceramics and chemicals	60	Europe	30
Other	3	South Africa	3

Total	100	Australia	42

		Other	12

		Total	100

Commodity Price Risk

Exxaro Mineral Sands is exposed to commodity price risk for all of its products and does not actively hedge its exposure through the use of derivative instruments, which are not readily available for the commodities produced by Exxaro Mineral Sands.

Related Party Transactions

Exxaro Mineral Sands enters into inter-company and related party commercial agreements in the ordinary course of its business. In total, as of December 31, 2011 and 2010, Exxaro Mineral Sands owed R9,401.0 million ($1,162.1 million) and R8,561.9 million ($1,293.3 million), respectively, to Exxaro and other Exxaro companies. Part of these borrowings are unsecured loans with no fixed repayment terms from Exxaro and other Exxaro companies with balances of R7,475.2 million ($924.0 million) and R6,215.3 million ($938.9 million) as of December 31, 2011 and 2010, respectively. Exxaro Mineral Sands made interest payments to Exxaro for the Namakwa Sands loan in the amount of R154.6 million ($21.3 million), R208.4 million ($28.4 million) and R307.7 million ($36.5 million) in 2011, 2010 and 2009, respectively. Exxaro Mineral Sands also advances funds to other entities in the Exxaro group of companies. As of December 31, 2011 and 2010, Exxaro Mineral Sands was owed R1,151.1 million ($142.3 million) and R1,057.5 million ($159.7 million), respectively, by Exxaro and other companies within the Exxaro group.

Exxaro Mineral Sands paid fees to Exxaro for management, information technology, administrative and accounting services, research and development costs of R149.5 million ($20.6 million), R152.8 million ($20.8 million) and R151.2 million ($18.0 million) for the years ended December 31, 2011, 2010 and 2009, respectively.

Exxaro did not receive dividends from Exxaro Mineral Sands during 2010 and 2009. In 2011, Exxaro Sands Holdings BV, an Exxaro Mineral Sands entity, paid dividends to Exxaro International BV, a non-Exxaro Mineral Sands entity, in the amount of R685.7 million ($94.4 million).

MANAGEMENT

Set forth below are the names of those individuals that serve as officers and directors of Tronox Incorporated. Each of these individuals are expected to serve in the same capacities at Tronox Limited, in the case of directors as Class A Directors, following completion of the Transaction and no longer serve in such capacities at Tronox Incorporated, except for Mr. Gervis who has agreed to step down from the Tronox Incorporated board of directors upon completion of the Transaction and not serve on the Tronox Limited board of directors in order to facilitate the reorganization of the Tronox Limited board of directors in accordance with the Transaction Agreement.

Name	Age	Position
Thomas Casey	60	Chairman of the Board and Chief Executive Officer
Daniel D. Greenwell	48	Chief Financial Officer
Robert M. Gervis	51	Director
Andrew P. Hines	72	Director
Wayne A. Hinman	65	Director
Ilan Kaufthal	65	Director
Jeffry N. Quinn	53	Director
John D. Romano	47	Executive Vice President
Michael J. Foster	45	Vice President, General Counsel and Secretary
Robert C. Gibney	49	Vice President, Administration and Materials Procurement
Edward G. Ritter	51	Controller and Chief Accounting Officer

Executive Officers

Set forth below is a description of the backgrounds of our executive officers. There are no family relationships among any of our executive officers or directors.

Thomas Casey, 60

Chairman of the Board and Chief Executive Officer

Mr. Casey currently serves as Chairman of the Board and Chief Executive Officer of Tronox Incorporated. Mr. Casey has served as Chairman since February 2011 and as Chief Executive Officer since October 2011. Mr. Casey served as Chief Executive Officer of Integra Telecom, Inc. from February 2011 until October 2011 when Mr. Casey assumed the position of Chief Executive Officer of Tronox Incorporated. He has previously served as Chairman of the Board of Integra Telecom between December 2009 and February 2011, Chief Executive Officer and President of Current Group LLC between January 2007 and December 2009, Chairman of the Board of Pacific Crossing Ltd., as Chief Executive Officer and Chairman of the Board of Choice One Communications, Inc., and as Chief Executive Officer and Director of One Communication Corp and of Global Crossing Ltd. Mr. Casey was a managing director of Merrill Lynch & Co, and was a partner at Skadden, Arps, Slate, Meagher & Flom LLP and at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. He also had various positions in the United States Government, including in the Antitrust Division of the U.S. Department of Justice. Mr. Casey graduated with honors from Boston College and The George Washington University, National Law Center. These positions give Mr. Casey significant insight into, and understanding of, complex transactions and business operations, including with respect to the banking, legal, and operational aspects thereof. On April 11, 2005, the SEC, Global Crossing, Mr. Casey (who was at the relevant time the Chief Executive Officer of Global Crossing) and other members of Global Crossing’s management reached a settlement related to an SEC investigation regarding alleged violations of the reporting provisions of Section 13(a) of the Exchange Act (and regulations thereunder), with such parties agreeing not to cause any violations of such reporting provisions. In the settlement, no party admitted liability and no other violations of securities laws were alleged. The Tronox Incorporated board of directors was fully aware of the settlement order and its circumstances and, in naming Mr. Casey as Chief Executive Officer, expressed its confidence in his ability to serve as Chief Executive Officer.

Daniel D. Greenwell, 48

Chief Financial Officer

Mr. Greenwell has been the Chief Financial Officer of Tronox Incorporated since January 2, 2012. Between April 2010 and January 2012, Mr. Greenwell was pursuing personal interests. Before that, he served as Senior Vice President and Chief Financial Officer of Terra Industries, Inc. from July 2007 to April 2010; Vice President and Controller of Terra Industries, Inc. from April 2005 to July 2007; Director of Terra Nitrogen GP Inc., the General Partner of Terra Nitrogen Company, L.P., from March 2008 to April 2011; Vice President and Chief Financial Officer of Terra Nitrogen GP Inc. from February 2008 to April 2011; Vice President and Chief Accounting Officer of Terra Nitrogen GP Inc. from April 2006 to February 2008; Corporate Controller for Belden CDT Inc. from 2002 to 2005; and Chief Financial Officer of Zoltek Companies from 1996 to 2002.

John D. Romano, 47

Executive Vice President

Mr. Romano has been the Executive Vice President of Tronox Incorporated since January 1, 2011 and Vice President, Sales and Marketing of Tronox Incorporated since January 2008. Before that he served as Vice President, Sales for Tronox Incorporated from 2005 to January 2008; Vice President, Global Pigment Sales for Tronox LLC from January 2005 to November 2005; Vice President, Global Pigment Marketing for Tronox LLC from 2002 to 2005 and Regional Marketing Manager for Tronox LLC from 1998 to 2002.

Michael J. Foster, 45

Vice President, General Counsel and Secretary

Mr. Foster has been the Vice President, General Counsel and Secretary of Tronox Incorporated since January 2008. Before that he served as Managing Counsel of Tronox Incorporated from 2006 to January 2008; Staff Attorney of Tronox Incorporated from 2005 to 2006 and Staff Attorney for Kerr-McGee Shared Services LLC from 2003 to 2005; Corporate Counsel for CMS Field Services from 2001 to 2003; and Counsel for Enogex, Inc. from 1998 to 2001. Mr. Foster’s experience also includes more than five years practicing law in the public and private sectors.

Robert C. Gibney, 49

Vice President, Administration and Materials Procurement

Mr. Gibney has served as Vice President, Administration and Materials Procurement for Tronox Incorporated since January 1, 2011. Before that he served as Vice President of Corporate Affairs for Tronox Incorporated from March 2008 to January 2011; Vice President, Investor Relations and External Affairs for Tronox Incorporated from 2005 to March 2008 and Vice President and General Manager, Paper and Specialties for Tronox LLC from January 2005 to November 2005. Mr. Gibney’s other experience includes Chief Marketing Officer for Kerr-McGee’s joint venture, Avestor LLC, from 2002 to 2005; Vice President, Global Pigment Marketing for Tronox LLC from 1999 to 2002; and Director, Pigment Sales and Marketing from 1997 to 1999. Mr. Gibney joined Tronox LLC in 1991.

Edward G. Ritter, 51

Controller and Chief Accounting Officer

Mr. Ritter has served as the Controller and Chief Accounting Officer of Tronox Incorporated since June 2008; Before that he served as Assistant Controller of Tronox Incorporated from November 2007 to June 2008; Director North America Accounting Operations of Tronox Incorporated from July 2006 to November 2007 and Finance Manager of Tronox Incorporated from August 2002 to July 2006. Mr. Ritter’s other experience includes serving as Corporate Controller at AMX Corporation from November 2001 until May 2002 and Vice President and Controller of TriQuest LP from January 1998 until November 2001. From 1985 until 1998 he held various positions of increasing responsibility with Hoechst Celanese Corporation. Mr. Ritter began his career with two years at Price Waterhouse (Coopers) in Hackensack N.J. Mr. Ritter is a Certified Public Accountant and has an MBA in Finance from Seton Hall University.

Board of Directors

Robert M. Gervis, 51

Mr. Gervis has been a director of Tronox Incorporated since February 2011. He is presently Managing Member and President of Epilogue, LLC, a consulting and advisory firm. He is also a member of the board of directors of Georgia Gulf Corporation, where he is chairman of the Nominating and Corporate Governance Committee and a member of the Finance Committee. Mr. Gervis also serves on other private company and not-for-profit boards, and is an active investor in start-up companies. Mr. Gervis was previously a Senior Vice President of Fidelity Management & Research Company and has held various positions at Fidelity subsidiaries and affiliates. Prior to joining Fidelity, he was a partner of Weil Gotshal & Manges. Mr. Gervis graduated from Lehigh University with a B.S. in Industrial Engineering and received his J.D. from The George Washington University Law School. These positions, combined with the sophisticated transactional work Mr. Gervis managed as a partner of Weil, Gotshal & Manges, gives Mr. Gervis significant insight into, and understanding of complex transactions that may be presented. In addition, because Mr. Gervis has served on many boards, he has substantial experience regarding how boards can and should effectively oversee and manage companies, and a significant understanding of governance issues.

Andrew P. Hines, 72

Mr. Hines has been a director of Tronox Incorporated since February 2011. Mr. Hines has been Executive Vice President/Chief Financial Officer of RHI Entertainment since June 2011. The company develops, produces and distributes original made-for-television movies and mini-series. Prior to that time he was a principal of Hines and Associates, a financial management consulting firm. From September 2009 to June 2010, Mr. Hines served as Executive Vice President/Chief Financial Officer of World Color Press Inc. (formerly Quebecor World), a company which provided high-value and comprehensive print, digital and related services to businesses worldwide. From October 2006 to August 2009, Mr. Hines was a principal of Hines and Associates, and from October 2005 to September 2006, he served as Vice President and Chief Financial Officer of GenTek, Inc., a manufacturer of industrial components and performance chemicals. Mr. Hines is also a director of Hughes Telematics, Inc. and C&D Technologies, Inc. and he is Chairman of both Companies’ Audit Committees. From November 2003 to 2007, Mr. Hines served as a director and Chairman of the Audit Committee of Superior Essex, Inc. Mr. Hines has in-depth financial experience and highly valued senior leadership experience, making him a valued member of our Board of Directors. Because of his accounting background and extensive financial experience, Mr. Hines has been named Chairman of the Audit Committee, as well as the “Audit Committee financial expert,” as defined by the applicable rules of the SEC.

Wayne A. Hinman, 65

Mr. Hinman has been a director of Tronox Incorporated since February 2011. He served in various positions at Air Products & Chemicals, Inc. during his 33 year career, including President of Asia and, most recently, vice president and general manager of the worldwide merchant gases business. He also has served as an Air Products director on numerous joint venture boards. In the past, Mr. Hinman has served as a member of the board of directors of American Refuel, Pure Air USA, and Taylor-Wharton Int’l. Mr. Hinman served in the United States Air Force achieving the rank of Captain. He graduated from Belknap College, received his MBA from Virginia Polytechnic Institute and completed the Harvard AMP program. With his extensive background in international business, Mr. Hinman brings a unique perspective to the board and makes him an invaluable advisor.

Ilan Kaufthal, 65

Mr. Kaufthal has been a director of Tronox Incorporated since February 2011. He is Senior Advisor at Irving Place Capital. Prior to joining Irving Place Capital, he was Vice Chairman of Investment Banking at Bear Stearns & Co., Vice Chairman and Head of Mergers and Acquisitions at Schroder & Co., and SVP and CFO at NL Industries. Mr. Kaufthal serves on the board of directors of Cambrex Corporation and Edmunds.com. He is a member of the Advisory Board of Jerusalem Venture Partners Media Fund. Mr. Kaufthal is also Chairman of East Wind Advisors, an investment banking advisory firm. He is a graduate of Columbia University and the New York University Graduate School of Business Administration. With his extensive background in the investment banking community coupled with his business experience as the Chief Financial Officer of NL Industries, Mr. Kaufthal brings a unique perspective to the board. Mr. Kaufthal’s extensive investment banking experience makes him an invaluable advisor, particularly in the context of merger and acquisition activities.

Jeffry N. Quinn, 53

Mr. Quinn has been a director of Tronox Incorporated since February 2011. He is currently Chairman, CEO and President of Solutia Inc. Mr. Quinn joined Solutia in 2003 as Senior Vice President, General Counsel and Secretary. Mr. Quinn became Solutia’s President and CEO and a director of Solutia in May 2004 and was elected Chairman of the Board of Solutia in February 2006. Previously, Mr. Quinn was Executive Vice President of Premcor Inc., one of the nation’s largest independent oil refiners. His responsibilities included the legal, human resources, governmental and public affairs, and strategic planning functions. In addition, he also served as Senior Vice President, General Counsel and Secretary of Arch Coal, Inc., the nation’s second-largest coal producer. Mr. Quinn was previously a director of Tecumseh Products Co. and serves as a Director of the American Chemistry Council. Mr. Quinn received a bachelor’s degree in engineering and a Juris Doctor degree, both from the University of Kentucky. Mr. Quinn is eminently qualified to serve as director with senior level executive leadership experience in diverse industries and broad experience in a wide range of functional areas, including strategic planning, mergers and acquisitions, human resources, and legal and governmental affairs. He also has extensive experience in board process and governance.

Each of the directors set forth above was selected by creditors in the Tronox Incorporated Chapter 11 proceedings that “backstopped” the rights offering conducted by Tronox Incorporated in such Chapter 11 proceedings. The backstop parties made their selections in consultation with Tronox Incorporated and the official committee of unsecured creditors in Tronox Incorporated’s Chapter 11 proceedings.

Following completion of the Transaction, we expect the following individuals to join the board of directors of Tronox Limited as Class B directors:

Daniel Blue, 59

Mr. Blue is currently a corporate partner at the Australian law firm Holding Redlich. He is the corporate and commercial group leader in the firm’s Melbourne office and co-head of its national energy and resources practice. Before joining Holding Redlich in 2012, Mr. Blue was a senior commercial partner at the Australian law firm Freehills. He joined Freehills in September of 1997. Prior to joining Freehills, Mr. Blue was a corporate partner at the Australian law firm Parker & Parker. Mr. Blue has more than twenty-five years of experience as an advisor for major mergers and acquisitions and other complex commercial matters worldwide, including in Australia, South Africa and Asia, and across a range of industries, including the energy and resources sector. Mr. Blue currently serves on the board of directors of Business for Millenium Development Ltd. He previously served as a director of Lynas Gold N.L. and Acclaim Exploration N.L. Mr. Blue also served as the Chairman of the Acclaim board of directors. Mr. Blue holds B. Juris, LI.B, B. Ec. and MBA degrees, all from the University of Western Australia. As a senior commercial lawyer, business strategist and negotiator with broad corporate and commercial experience, Mr. Blue will be an invaluable advisor, particularly in the context of any merger and acquisition activities.

Wim de Klerk, 48

Mr. de Klerk is the Finance Director of Exxaro, a position he has held since 2009. Mr. de Klerk joined Iscor Limited in 1996, where he served on the Executive Management Team and was responsible for strategy and continuous improvement. He also managed Iscor’s quarries as well as the Grootegeluk coal mine. From 2001, Mr. de Klerk managed Exxaro’s mineral sands commodity business and then the base metals businesses in 2008. Mr. de Klerk has served on a number of sub-committees of both the Minister of Finance and the Minister of Trade and Industry in South Africa. He holds a Bachelor of Commerce degree with honors from the University of Pretoria and a CTA from UNISA. He also attended the Executive

Program at the University of Virginia Darden School of Business and obtained an SMD from Harvard. Mr. de Klerk is a Qualified Chartered Accountant and a Fellow of the Australian Institute of Company Directors. Mr. de Klerk’s in-depth financial experience and senior level executive leadership experience will make him a highly valued member of the Tronox Limited board of directors.

Sipho Nkosi, 56

Mr. Nkosi is a director and the CEO of Exxaro. After 20 years in the industrial and mining sectors, in 2001, Mr. Nkosi founded Eyesizwe Holdings, one of South Africa’s largest coal producers, and served as Eyesizwe’s CEO until it merged into Exxaro in 2006. Mr. Nkosi was appointed CEO of Exxaro in 2007. Prior to founding Eyesizwe, Mr. Nkosi spent three years with Asea Brown Boveri Sub Sahara Africa (Pty) Ltd and Alstom SA (Pty) Ltd, initially as Managing Director of ABB Power Generation (SA), and then as Country Manager of ABB/Alstom Power until December 2000. From 1993 to 1997, Mr. Nkosi was Marketing Manager for Billiton Ltd., an international mining company. Mr. Nkosi has been independent Non-Executive Chairman of the board of directors of African Life Assurance Co. Ltd. since November 2002. Mr. Nkosi served as a non-executive director of Kumba Resources Limited from May 2001 until October 2006. Mr. Nkosi has served as a director of Exxaro since November 2006, a non-executive director of Anooraq Resources Corp. since November 2004, and an independent director of Sanlam Ltd. since March 2006. Mr. Nkosi also served as a director of Great Basin Gold Ltd. from August 13, 2003 to July 17, 2009. Mr. Nkosi is a Past President of the Chamber of Mines of South Africa and has been serving on the Executive Council of the Chamber since November 2006. He holds a Bachelor of Commerce degree with honors from the University of South Africa and an MBA from the University of Massachusetts. Mr. Nkosi’s extensive background in the mining and power industries and his senior executive leadership experience make him an invaluable advisor. In addition, because Mr. Nkosi has served on a number of boards of directors, he also has extensive experience with board process and governance.

Following completion of the Transaction we expect the following individuals to join Tronox Limited as executive officers:

Trevor Arran, 44

Senior Vice President and President, Tronox Mineral Sands

Mr. Arran has served as the Executive General Manager of Exxaro’s mineral sands and base metals business since April 2009. Prior to that he served as the Executive General Manager of Corporate Affairs and Strategy for Exxaro from November 2006 until March 2009. Mr. Arran has broad experience in the mining industry, supplemented by financial experience gained in equity markets, investment banking and new business. He holds a Bachelor of Science in Geology from the University of Durban – Westville and a Bachelor of Science with honors in Economic Geology from the University of Natal. Mr. Arran also completed the Advanced Management Programme at the University of Pretoria’s Gordon Institute of Business Science and the Business and Environment Programme at the University of Cambridge.

Willem van Niekerk, 52

Senior Vice President, Strategic Planning and Business Development

Dr. van Niekerk has served as the Executive General Manager of Corporate Services for Exxaro, which includes the mineral sands business, since May 2009, where he is responsible for Exxaro’s technology, research and development, information management and supply chain management departments. Prior to that, he served as Manager of Growth for Exxaro’s mineral sands and base metals business and as General Manager for Marketing and Business Development for Exxaro’s mineral sands and base metals business. Dr. van Niekerk co-managed the Tiwest Joint Venture from 2006 to 2008. Dr. van Niekerk has a PhD in pyrometallurgy from the University of Pretoria and oversaw the design and development of the titanium smelting technology for the slag furnaces at KZN Sands.

Board Committees

Standing committees of the Tronox Incorporated board are the following: the Audit Committee, the Human Resources and Compensation Committee (“HRCC”), the Corporate Governance and Nominating Committee (“CGNC”) and the Strategic Committee. Each of the board’s committees has a written charter, which can be found on the “Corporate

Governance” page of the “Investor Relations” section of our website at www.tronox.com. The chart below shows Tronox Incorporated’s committee assignments:

Name	Board	Audit	HRCC	CGNC
Mr. Casey	Δ
Mr. Gervis	—		—	—
Mr. Hines	—	Δ
Mr. Hinman	—	—	—	Δ
Mr. Kaufthal	—	—		—
Mr. Quinn	—		Δ

Δ Chair — Member

The board of Tronox Incorporated has made the determination that Mr. Hines is an “audit committee financial expert” as set forth in Item 407(d)(5) of Regulation S-K. The board determined that Mr. Hines acquired such attributes through his experience in preparing, auditing, analyzing or evaluating financial statements containing accounting issues as generally complex as our financial statements, or actively supervising one or more persons engaged in such activities, and his experience of overseeing or assessing the performance of companies and public accountants with respect to the preparation, auditing or evaluation of financial statements. The board further determined that each member of the Audit Committee is “financially literate” and able to read and understand our financial statements.

Mr. Hines has in-depth financial experience and highly valued senior leadership experience, making him a valued member of Tronox Incorporated’s board of directors. Because of his accounting background and extensive financial experience, Mr. Hines has been named Chairman of the Audit Committee, as well as the “Audit Committee financial expert,” as defined by the applicable rules of the Securities and Exchange Commission.

Code of Business Conduct and Ethics

Tronox Incorporated’s board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors. The purpose and role of this code is to focus our employees, officers and directors on areas of ethical risk, provide guidance to help them recognize and deal with ethical issues, provide mechanisms to report unethical or unlawful conduct, and to help enhance and formalize our culture of integrity, honesty, and accountability. Tronox Incorporated’s board of directors also has supplemented the Code of Business Conduct and Ethics with a Code of Ethics for the Chief Executive Officer and Principal Financial Officers. Each of these codes of conduct can be found on the “Corporate Governance” page of the “Investor Relations” section of our website at www.tronox.com. We also will post any amendments to the codes of ethics and any waivers required to be disclosed by SEC rules on our website.

EXECUTIVE COMPENSATION

For the purposes of this Executive Compensation discussion, unless otherwise stated or the context otherwise requires, references to “we,” “us,” and “our” refer to Tronox Incorporated and its subsidiaries collectively.

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes the material elements of the compensation paid to each of Tronox Incorporated’s named executive officers identified in the Summary Compensation Table. This discussion should be read in conjunction with the named executive compensation tables below.

Compensation Philosophy and Objectives

Our executive compensation program is designed to attract, retain and motivate talented executive officers and also to align the objectives of our executive officers with our stockholders’ expectations of increased value. In support of that objective, our executive compensation program is intended to:

•	provide competitive levels of total compensation for our executive officers;

•	reward the achievement of specific annual, long-term and strategic company goals and specific individual goals set for each executive officer;

•

align our executive officers’ interests with those of the stockholders through equity-based awards and by rewarding performance based upon established goals, with the ultimate objective of improving stockholder value; and

•	motivate our executive officers and other employees to achieve superior results.

Setting Executive Compensation

Elements of Compensation

The Human Resources and Compensation Committee (“HRCC”) from the time Tronox Incorporated emerged from bankruptcy determines all components of executive compensation and will consider the following elements to promote our pay-for-performance philosophy and compensation goals and objectives:

•	base salary;

•	annual cash incentive awards linked to our overall performance;

•	grants of long-term equity-based compensation, such as restricted stock or options;

•	termination and change of control provisions; and

•	benefits generally available to employees.

We combine these elements in order to formulate compensation packages that provide competitive pay, reward the achievement of financial, operational and strategic objectives and align the interests of our executive officers and other senior personnel with those of our stockholders.

Pay Mix

We utilize the particular elements of compensation described above because we believe that it provides a mix of secure compensation, retention value and at-risk compensation which produces short-term and long-term performance incentives and rewards. By following this approach, we provide the executive with a measure of financial and job security, while motivating the executive to focus on business metrics that will produce a high level of short-term and long-term performance for Tronox Incorporated that will create value for shareholders and executives alike. Our compensation mix, which includes short- and long-term incentives and rewards reduces the risk of recruitment of our top executive talent by competitors. The mix of metrics used for our annual performance bonus and long-term incentive program likewise provides an appropriate balance between short-term financial performance and long-term financial and stock performance. All incentives are aligned with our stated compensation philosophy of providing compensation commensurate with performance, while targeting pay at approximately the 50th percentile of the competitive market.

Role of the Human Resources and Compensation Committee

The HRCC administers our executive compensation program and assists our board of directors in fulfilling its oversight responsibilities with respect to the compensation we pay to our executive officers and our non-employee directors. Among its other duties, the HRCC:

•	evaluates and recommends to the board of directors, the total compensation of our Chief Executive Officer;

•

reviews and evaluates the salaries and benefits recommended by our Chief Executive Officer for all of our other executive officers and makes recommendations to the board of directors regarding the compensation paid to our other executive officers after making any changes it deems appropriate to the recommendations of our Chief Executive Officer;

•	evaluates and recommends to the board of directors, the incentive compensation to be awarded for all executive officers;

•

recommends to the board of directors individual performance goals for our Chief Executive Officer and, after making any changes it deems appropriate to the recommendations for our Chief Executive Officer, recommends to the board of directors performance goals for our other executive officers; and

•	considers industry conditions, relevant market conditions and our prospects and achievements when making recommendations with respect to compensation matters.

The HRCC has established the following percentile targets as guidelines for determining the compensation of our named executive officers using the benchmark statistics provided by our compensation consultant (described below):

Compensation Element	Percentile Target
Total Direct Compensation	50	th
Base Salary	50	th
Annual Incentive Awards	50	th
Long-Term Incentive Awards	50	th

The actual pay level for each named executive officer may vary from these targeted levels based on experience, job performance, actual duties and company performance. The compensation of our named executive officers is approved by the board of directors based upon recommendations from the HRCC. When making recommendations with respect to our named executive officers other than our Chief Executive Officer, the HRCC considers the recommendations made by the Chief Executive Officer and his evaluation of our other executive officers performance.

Elements considered by the HRCC and our Chief Executive Officer when reviewing our performance include: stock price, our performance as measured against the performance goals established under the Annual Incentive Plan for the previous year, non-controllable events that may impact our performance, attainment of significant non-financial milestones and any other factors or goals it determines to be relevant to measuring our performance. The individual performance of our named executive officers is measured against individual performance goals that were set for the named executive officer.

Our HRCC and Board of Directors have analyzed and continue to monitor whether our compensation practices with respect to executive officers or any of its employees create incentives for risk-taking that could harm Tronox Incorporated or its business. The HRCC and the board of directors have all determined that none of Tronox Incorporated’s compensation practices creates a risk that is reasonably likely to have a material adverse effect on Tronox Incorporated.

Role of the Compensation Consultant

The HRCC has engaged Lyons, Benenson & Company Inc. as its compensation consultant, to provide information to the HRCC to assist it in making determinations regarding our compensation programs for executives and non-employee directors. Our compensation consultant provides the HRCC with a competitive pay analysis comparing the compensation of our named executive officers against the benchmark compensation statistics compiled by our compensation consultant, which includes compensation programs and levels among a peer group of comparable companies in our industry. Members of Tronox Incorporated’s peer group for 2011 included:

Cabot Corp.	FMC Corp.	PPG Industries, Inc.	Teck Resources Ltd.
Celanese Corp.	Freeport-McMoran Cooper & Gold Inc.	Rockwood Holdings, Inc.	The Valspar Corp.
Chemtura Corp.	Georgia Gulf Corp.	RPM Holdings, Inc.	W.R.Grace & Co.
Cliffs Natural Resources, Inc.	Huntsman Corp.	The Sherwin Williams Co.	Westlake Chemical Corp.
Cytec Industries, Inc.	Kronos Worldwide, Inc.	Solutia Inc.
Eastman Chemical Co.	The Lubrizol Co.	Southern Copper Corp.

The HRCC believes this peer group better reflects both chemical companies and companies against which Tronox Incorporated competes for talent.

In carrying out its assignments, Lyons, Benenson & Company Inc. may also interact with management when necessary and appropriate. Lyons, Benenson & Company Inc. may, in its discretion, seek input and feedback from management regarding its consulting work product prior to presentation to the HRCC in order to confirm alignment with our business strategy, and identify data questions or other similar issues, if any. During fiscal year 2011, Lyons, Benenson & Company Inc. did not perform any other services for us.

Elements of Executive Compensation

Base Salary

We consider base salary an element of total compensation that is tied to job responsibility and individual contributions to our success. Base salary is intended to be set at a level needed to attract and retain quality executive officers. While the HRCC uses benchmark statistics to guide it in its recommendations regarding levels of base salary, it has considerable discretion when making its recommendations and considers our financial performance and the individual performance of our named executive officers when making recommendations regarding base salary.

Our named executive officers will be paid the following salaries for 2012:

Name	Annual Base Salary
Thomas Casey	$1,000,000
Daniel D. Greenwell	$440,000
John D. Romano	$360,000
Michael J. Foster	$330,000
Robert C. Gibney	$300,000
Edward G. Ritter	$250,000

Effective October 5, 2011, Tronox Incorporated hired Thomas Casey as its Chief Executive Officer, in addition to his continuing service as Chairman of the board of directors. In connection with Mr. Casey’s employment as Chief Executive Officer, Tronox Incorporated and Mr. Casey entered into an offer letter and binding term sheet regarding the terms of his employment (the “Casey Offer Letter”). Pursuant to the Casey Offer Letter, Tronox Incorporated and Mr. Casey agreed to enter into an employment agreement embodying the terms set forth in the Casey Offer Letter, as well as other customary terms (the “Casey Employment Agreement”). Accordingly, on April 11, 2012, the HRCC approved the Casey Employment Agreement. Please see the Section captioned “—Employment Agreements” for a more detailed description of the terms of the Casey Employment Agreement.

Bonus Plans

For 2011, Tronox Incorporated’s executive officers were eligible to receive cash bonuses under the 2011 Cash Incentive Plan, which was recommended by the HRCC and approved by the bankruptcy court and subsequently by the board of directors.

The size of the potential bonus payable to each executive officer is set as a percentage of each executive officer’s base salary (the “Target Percentage”) and ranged from 50% to 200% of an executive officer’s base salary. The board of directors considers the recommendations of the HRCC and benchmark statistics when setting the Target Percentage for each executive officer each year.

Each year our board of directors sets the performance goals under the Annual Incentive Plan and the portion of the bonus attributable to the achievement of each performance goal. The board of directors sets performance goals tied to financial measures that it believes will benefit our stockholders the most if those performance goals are met. The Tronox Incorporated board of directors set the following goals under the 2011 Cash Incentive Plan, which will be paid in 2012:

2011 Participant	2011 Target Bonus (% of Base Salary)	Base Salary
Thomas Casey	150%	$1,000,000
Dennis L.Wanlass	100%	$775,000
John D. Romano	65%	$360,000
Michael J. Foster	50%	$330,000
Robert C. Gibney	50%	$300,000
Edward G. Ritter	30%	$192,732

2011 Performance Targets	Threshold 276,000,000 EBITDAR	Target 345,000,000 EBITDAR	Maximum 414,000,000 EBITDAR
Percentage of 2011 Target Bonus Payable for Achievement of EBITDAR for the 2011 Fiscal year	50%	100%	200%

As of the date of filing, the 2011 bonus payments had not been made, confirmation of final results are subject to the completion of the Company’s 2011 audit.

Sign-on Incentives

In connection with Thomas Casey’s execution of the Casey Offer Letter, Mr. Casey was paid a cash “sign-on” bonus of $2.0 million in recognition of certain payments due from his previous employer for relocation guarantees, closing costs and the pro rata portion of his 2011 annual performance bonus, all of which were foregone by his acceptance of employment with Tronox Incorporated. This bonus is subject to a ratable “clawback” in the event of his resignation without good reason or his employment is terminated by the company for cause prior to the first anniversary of his employment (good reason and cause are defined in the Casey Employment Agreement).

In addition, Mr. Casey was granted an initial “sign-on” grant of 50,000 RSUs in order to compensate him for value that he forfeited when he terminated his employment with his previous employer. Pursuant to the Casey Offer Letter, the sign-on grant will be subject to 3-year cliff vesting. In the event, however, of Mr. Casey’s death or permanent disability resulting in termination of his employment, the sign-on grant will be subject to pro rata accelerated vesting based on the number of months Mr. Casey was employed prior to his termination of employment divided by 36 months, subject to a minimum vesting of 25% of the grant.

Separation Agreement

Effective October 3, 2011, Mr. Wanlass resigned from his position as an executive officer of Tronox Incorporated. However, Mr. Wanlass has agreed to continue to perform services for Tronox Incorporated as an employee, for which he will be paid an annualized base salary of $775,000. Mr. Wanlass’s resignation was treated as a termination by Tronox Incorporated without cause and, in accordance with the terms of his employment agreement, was paid a lump sum amount equal to $3,100,000 following his resignation. In addition, Mr. Wanlass received accelerated vesting of 31,952 shares of restricted stock and, subject to the completion of the Transaction, an additional 31,750 shares of restricted stock will vest. Moreover, upon Mr. Wanlass’s termination of service as an employee, he will receive a lump sum cash payment equal to $1,550,000 and he will be entitled to continued payment for coverage for a period of eighteen months or until he reaches the age of 65, whichever is longer, under Tronox Incorporated’s health and welfare plans.

Long Term Incentive

Tronox Incorporated’s Long-Term Incentive Plan, under which grants of equity were made to employees prior to 2009, was terminated upon our emergence from bankruptcy and all outstanding awards were cancelled. The 2010 Management Equity Incentive Plan (the “2010 Equity Plan”) became effective upon Tronox Incorporated’s emergence from Chapter 11 bankruptcy proceedings and provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights, performance units, performance shares and other performance awards, restricted stock units and restricted stock, and other awards valued in whole or in part by reference to, or otherwise based on, the stock of Tronox Incorporated. Directors, officers and other employees of Tronox Incorporated and its subsidiaries or affiliates, as well as others performing services for Tronox Incorporated and its subsidiaries or affiliates, will be eligible for grants under the 2010 Equity Plan. The purpose of the 2010 Equity Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, employees, independent contractors and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in Tronox Incorporated’s long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the 2010 Equity Plan, but does not include all of the provisions of the 2010 Equity Plan. Capitalized terms used but not defined within this section have the meanings set forth in the 2010 Equity Plan.

Administration

The 2010 Equity Plan is administered by the HRCC. Among the HRCC’s powers are to determine the form, amount and other terms and conditions of awards, clarify, construe or resolve any ambiguity in any provision of the 2010 Equity Plan or any award agreement, amend the terms of outstanding awards and adopt such rules, forms, instruments and guidelines for administering the 2010 Equity Plan as it deems necessary or appropriate. All actions, interpretations and determinations by the HRCC or by the board of directors are final and binding.

Available Shares

The aggregate number of shares of common stock which may be issued under the 2010 Equity Plan or with respect to which awards may be granted may not exceed 1,200,000 shares, which may be either authorized and unissued shares of Tronox Incorporated’s common stock or shares of common stock held in or acquired for Tronox Incorporated’s treasury. In general, if awards under the 2010 Equity Plan are, for any reason, cancelled or expire or terminate unexercised, the shares covered by such awards will again be available for the grant of awards under the 2010 Equity Plan. The aggregate number of shares subject to restricted stock, restricted stock units and certain other stock-based awards granted under the 2010 Equity Plan at any time may not exceed 360,000 shares and the aggregate fair market value of shares underlying incentive stock options granted to a single participant during any calendar year under the 2010 Equity Plan may not exceed $100,000.

Eligibility for Participation

Members of the board of directors, as well as employees and independent contractors of, and advisors to, Tronox Incorporated or any of its subsidiaries and affiliates are eligible to receive awards under the 2010 Equity Plan. The selection of participants is within the sole discretion of the HRCC.

Award Agreement

Awards granted under the 2010 Equity Plan will be evidenced by award agreements providing additional terms, conditions, restrictions and/or limitations covering the grant of the award, as determined by the HRCC in its sole discretion.

The following types of awards are available under the 2010 Equity Plan:

Stock Options

The HRCC may grant nonqualified stock options and incentive stock options (only to eligible employees) to purchase shares of common stock. The HRCC will determine the number of shares of common stock subject to each option, the term of each option (which may not exceed ten years (or five years in the case of an incentive stock option granted to a 10% stockholder)), the exercise price, the vesting schedule (if any), and the other material terms of each option. No incentive stock option granted to a 10% stockholder may have an exercise price less than 110% of the fair market value of a share of common stock at the time of grant. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the committee at grant and the exercisability of such options may be accelerated by the HRCC in its sole discretion.

Stock Appreciation Rights

The HRCC may grant stock appreciation rights (which are referred to herein as “SARs”) either with a stock option, which may be exercised only at such times and to the extent the related option is exercisable (a “Related SAR”), or independent of a stock option. A SAR is a right to receive a payment in shares of common stock or cash equal in value to the excess of the fair market value of one share of common stock on the date of exercise over the base price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years, provided that the expiration date of a Related SAR shall not be later than the expiration date of the related option. The base price per share covered by a SAR will be the exercise price per share of the related option in the case of a Related SAR.

Restricted Stock and Restricted Stock Units

The HRCC may award shares of restricted stock and restricted stock units. Except as otherwise provided by the HRCC, upon the award of restricted stock, the recipient generally has the rights of a stockholder with respect to the shares, including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to sell or transfer such shares. The HRCC may determine at the time of award that the payment of dividends or other distributions, if any, will be subject to the same vesting requirements as the underlying award and deferred until the expiration of the applicable restriction period. The terms applicable to an award of restricted stock or restricted stock units will be determined by the HRCC in its sole discretion, including, without limitation, the number of shares or units to be granted, the price, if any, to be paid for such shares or units, the period of restriction applicable to such award and, with respect to restricted stock units, whether such restricted stock units will be settled in shares, cash or a combination thereof.

Other Stock-Based Awards

The HRCC may, in its discretion, grant other stock-based awards that are payable in, valued in whole or in part by reference to, or otherwise based upon or related to Tronox Incorporated’s common stock, including shares awarded purely as a bonus and not subject to any restrictions, shares in payment of the amounts due under an incentive or performance plan sponsored or maintained by Tronox Incorporated or its subsidiaries, performance units, dividend equivalent units, stock equivalent units and deferred stock units. The terms applicable to any such stock-based award, including the vesting schedule and the exercise price for such an award, if any, will be determined by the HRCC in its sole discretion.

Performance Awards

The HRCC may grant a performance award to a participant payable upon the attainment of specific performance goals. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock, as determined by the HRCC, in its sole discretion. The HRCC will establish the value or range of value of any performance award, the form in which it will be paid and the date(s) or timing of any payments made pursuant to such an award.

These awards may be granted, vest and be paid based on attainment of specified performance goals established by the HRCC. These performance goals will be based on one or more of the following criteria selected by the HRCC: (i) revenue, (ii) earnings per share, (iii) net income per share, (iv) share price, (v) pre-tax profits, (vi) net earnings, (vii) net income, (viii) operating income, (ix) cash flow, (x) EBITDA, (xi) earnings before interest and taxes, (xii) sales, (xiii) total stockholder return relative to assets, (xiv) total stockholder return relative to peers, (xv) financial returns, (xvi) cost reduction targets, (xvii) customer satisfaction, (xviii) customer growth, (xix) employee satisfaction, (xx) gross margin, (xxi) revenue growth, (xxii) market share, (xxiii) book value per share, (xxiv) expenses and expense ratio management, (xxv) system-wide sales or system-wide sales growth, (xxvi) traffic or customer counts, (xxvii) new product sales, or (xxviii) any combination thereof and such other criteria as the HRCC may determine. Performance objectives may be in respect of: (a) the performance of Tronox Incorporated or Tronox Limited, (b) the performance of any of their subsidiaries or affiliates, or (c) the performance of any of their divisions or business units. The HRCC may also include or exclude items from the foregoing criteria as it deems necessary, including, but not limited to, extraordinary, unusual or non-recurring items, expenses for restructuring, and acquisition expenses and may adjust previously established performance goals to reflect major unforeseen events.

Termination of Service

Unless otherwise determined by the HRCC or as set forth in an applicable award agreement, upon the termination of a participant’s service with Tronox Incorporated and its affiliates, all vested and exercisable options and SARs held by the participant at the time of such termination may be exercised by the participant or such participant’s estate, as applicable, as follows, but in no event beyond the expiration of the stated term of such options or SARs: (i) within the one-year period following a termination of the participant’s service by reason of death or Disability, and (ii) within the 90-day period following a termination of the participant’s service by Tronox Incorporated without Cause or by the participant for any reason. If a participant’s service is terminated by Tronox Incorporated for Cause, all options or SARs held by such participant, whether vested or unvested, will terminate and expire as of the date of such termination. All unvested options and SARs held by a participant will terminate as of the date of the termination of such participant’s service with Tronox Incorporated for any reason. Unless otherwise determined by the HRCC or as set forth in an applicable award agreement, upon the termination of a participant’s service with Tronox Incorporated and its affiliates for any reason, all shares of restricted stock and restricted stock units that are still subject to restrictions, as well as all unvested performance awards and other stock-based awards, shall be forfeited.

Change in Control

In connection with a Change in Control, the HRCC may provide for the vesting of all awards. In addition, the board of directors can unilaterally implement and/or negotiate a procedure with any party to the Change in Control such that all unexercised options may be cashed out for an amount equal to the excess of the price of a share of common stock paid in the Change in Control over the exercise price of the award(s).

Stockholder Rights

Except as otherwise provided with respect to awards of restricted stock and restricted stock units, a participant has no rights as a stockholder with respect to shares of common stock covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination

The board of directors may at any time amend, suspend or terminate any or all of the provisions of the 2010 Equity Plan, subject to any requirement of stockholder approval required by applicable law; provided, however, that the board of directors may make any amendment necessary to avoid the imposition of any taxes under Section 409A of the Internal Revenue Code of 1986, as amended, without stockholder approval. Subject to the foregoing, the amendment, suspension or termination of the 2010 Equity Plan may not, without the consent of a participant, materially adversely alter or impair any rights or obligations under any award granted to such participant.

Transferability

Awards granted under the 2010 Equity Plan are generally nontransferable (other than by will or the laws of descent and distribution), except that a participant may transfer, without consideration, awards other than incentive stock options to certain family members, to a trust for the exclusive benefit of such family members, or to a partnership or limited liability company, the partners or members of which are exclusively such family members.

Awards under the 2010 Equity Plan

We believe that the use of stock based compensation to establish a direct relationship between the compensation of executive officers and the value of our stock helps ensure continued alignment among the interests of the executive officers, our interests and the interests of our stockholders. In this regard, the employment agreements for our named executive officers, other than Mr. Ritter, (as described below), provide for a restricted stock award of 84,933, 42,467, 35,081, and 22,157 shares to each of Messrs. Wanlass, Romano, Foster, and Gibney, respectively, (the “Emergence Awards”) which were granted on February 14, 2011. The Emergence Awards are subject to the terms and provisions of the 2010 Equity Plan. Similarly, the HRCC granted Mr. Ritter 6,500 shares of restricted stock which are also subject to the terms of the 2010 Plan.

Mr. Casey was also granted a “sign-on” equity grant of 50,000 shares of restricted stock which will cliff vest on the third anniversary of the date of grant.

In addition, the Casey Employment Agreement provides for Mr. Casey to receive an annual RSU or restricted stock grant with a value at grant equal to $3.0 million, and the first such grant was based on the volume-weighted average stock price over the 30-day period preceding the date of announcement of the Transaction and vesting as follows: (i) 30 percent of such grant will vest in equal installments on each of the first three anniversaries of the date of grant and (ii) 70% of such grant will be eligible to vest based upon the achievement of the following performance criteria: (a) 50% of such award will vest based upon “total shareholder return” for the three year period beginning October 1, 2011 and ending September 30, 2014 and

(b) 50% of such award will vest based upon “return on invested capital” over the three year period beginning October 1, 2011 and ending September 30, 2014. The Casey Employment Agreement also provides that subsequent RSU or restricted stock grants will be based on the volume-weighted average price over the 30-day period preceding the date of grant.

On January 2, 2012, Tronox Incorporated hired Daniel D. Greenwell to serve as its Chief Financial Officer. In connection with his commencement of employment, Mr. Greenwell was granted a “sign-on” equity grant of 7,333 shares of restricted stock, an initial equity award consisting of 2,750 shares of restricted stock and 4,466 stock options, in each case, vesting in three pro-rata equal installments on each of January 2, 2013, January 2, 2014, and January 2, 2015, respectively; provided, however, the portion of each award scheduled to vest on January 2, 2013 will immediately vest upon the consummation of the Transaction.

Tronox Limited Management Equity Incentive Plan

Prior to the completion of the Transaction, the Tronox Limited board of directors will adopt, and Tronox Incorporated (in its capacity as the sole shareholder of Tronox Limited) will approve, the Tronox Limited Management Equity Incentive Plan (the “Tronox Limited Equity Plan”) which will take effect upon the completion of the Transaction. In connection with the effectiveness of the Tronox Limited Equity Plan, no further grants will be made under the 2010 Equity Plan. Additionally, all equity awards outstanding following the consummation of the Transaction will be rolled under the Tronox Limited Equity Plan and governed by the terms and conditions thereof; provided that all such awards will remain subject to the vesting and other conditions of the applicable grant agreement. The Tronox Limited Equity Plan provides for grants of nonqualified share options, incentive stock options, share appreciation rights, performance units, performance shares and other performance awards, restricted share units and restricted shares, and other awards valued in whole or in part by reference to, or otherwise based on, the shares of Tronox Limited. Directors, officers and other employees of Tronox Limited and its subsidiaries or affiliates, as well as others performing services for Tronox Limited and its subsidiaries or affiliates, will be eligible for grants under the Tronox Limited Equity Plan. The purpose of the Tronox Limited Equity Plan is to provide incentives that will attract, retain and motivate highly competent officers, directors, employees and consultants by providing them with appropriate incentives and rewards either through a proprietary interest in Tronox Limited’s long-term success or compensation based on their performance in fulfilling their personal responsibilities. The following is a summary of the material terms of the Tronox Limited Equity Plan, but does not include all of the terms and provisions of the Tronox Limited Equity Plan.

Administration

The Tronox Limited Equity Plan will be administered by a committee designated by the Tronox Limited board of directors (the “Plan Committee”). Among the Plan Committee’s powers will be to determine the form, amount and other terms and conditions of awards, clarify, construe or resolve any ambiguity in any provision of the Tronox Limited Equity Plan or any award agreement, amend the terms of outstanding awards and adopt such rules, forms, instruments and guidelines for administering the Tronox Limited Equity Plan as it deems necessary or appropriate. All actions, interpretations and determinations by the Plan Committee or by the Tronox Limited board of directors will be final and binding.

Available Shares

The aggregate number of shares which are intended to be issued under the Tronox Limited Equity Plan or with respect to which awards may be granted (inclusive of unissued shares to which outstanding incentive stock options relate) may not exceed 2,217,630 shares (representing 8.5% of shares outstanding) plus the aggregate number of shares subject to outstanding and unvested awards under the 2010 Equity Plan. In general, if awards under the Tronox Limited Equity Plan are for any reason cancelled, expire or terminate unexercised or are withheld as consideration for the exercise or purchase price of an award, the shares covered by such awards will again be available for the grant of awards under the Tronox Limited Equity Plan. The aggregate fair market value of shares underlying incentive stock options granted to a single participant during any calendar year under the Tronox Limited Equity Plan may not exceed $100,000.

Eligibility for Participation

Members of the Tronox Limited board of directors, as well as employees and independent contractors of, and advisors to, Tronox Limited or any of its subsidiaries and affiliates, are eligible to receive awards under the Tronox Limited Equity Plan. The selection of participants is within the sole discretion of the Plan Committee.

Award Agreement

Awards granted under the Tronox Limited Equity Plan will be evidenced by award agreements providing additional terms, conditions, restrictions and/or limitations covering the grant of the award, as determined by the Plan Committee in its sole discretion.

Awards Under the Tronox Limited Equity Plan

The following types of awards are available under the Tronox Limited Equity Plan:

Share Options

The Plan Committee may grant nonqualified share options and incentive stock options (only to eligible employees) to purchase shares. The Plan Committee will determine the number of shares subject to each option, the term of each option (which may not exceed ten years (or five years in the case of an incentive stock option granted to a 10% shareholder)), the exercise price, the vesting schedule (if any), and the other material terms of each option. No incentive stock option granted to a 10% shareholder may have an exercise price less than 110% of the fair market value of a share at the time of grant. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Plan Committee at grant and the exercisability of such options may be accelerated by the Plan Committee in its sole discretion.

Share Appreciation Rights

The Plan Committee may grant share appreciation rights (which are referred to herein as “SARs”) either with a share option, which may be exercised only at such times and to the extent the related option is exercisable (a “Related SAR”), or independent of a share option. A SAR is a right to receive a payment in shares or cash equal in value to the excess of the fair market value of one share on the date of exercise over the base price per share established in connection with the grant of the SAR. The term of each SAR may not exceed ten years. The base price per share covered by a SAR will be the exercise price per share of the related option in the case of a Related SAR.

Restricted Share and Restricted Share Units

The Plan Committee may award restricted shares and restricted share units. Except as otherwise provided by the Plan Committee, upon the award of restricted shares, the recipient generally has the rights of a shareholder with respect to the shares, including the right to receive dividends, the right to vote the restricted shares and, conditioned upon full vesting of the restricted shares, the right to sell or transfer such shares. The Plan Committee may determine at the time of award that the payment of dividends or other distributions, if any, will be subject to the same vesting requirements as the underlying award and may be deferred until the expiration of the applicable restriction period. If a restricted share award is forfeited, the Plan Committee will either cause the forfeited shares to be bought back by Tronox Limited in accordance with the Australian Corporations Act for a nominal purchase price (in which case the shares would then be cancelled) or to be sold or transferred to another person, at its discretion. The Tronox Limited Equity Plan provides that if the forfeited shares are sold or transferred, Tronox Limited will be entitled to receive the consideration for the sale or transfer (or a sum equivalent thereto) from the participant.

Other Share-Based Awards

The Plan Committee may, in its discretion, grant other share-based awards that are payable in, value in whole or in part by reference to, or otherwise based upon or related to Tronox Limited’s shares, including dividend equivalent units, share equivalent units and deferred share units. The terms applicable to any such share-based award, including the vesting schedule and the exercise price for such an award, if any, will be determined by the Plan Committee in its sole discretion.

Performance Awards

The Plan Committee may grant a performance award to a participant payable upon the attainment of specific performance goals. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in restricted shares, as determined by the Plan Committee, in its sole discretion. The Plan Committee will establish the value or range of value of any performance award, the form in which it will be paid and the date(s) or timing of any payments made pursuant to such an award.

These awards may be granted, vest and be paid based on attainment of specified performance goals established by the Plan Committee. These performance goals will be based on one or more of the following criteria selected by the Plan Committee: (i) revenue, (ii) earnings per share, (iii) net income per share, (iv) share price, (v) pre-tax profits, (vi) net earnings, (vii) net income, (viii) operating income, (ix) cash flow, (x) EBITDA, (xi) earnings before interest and taxes, (xii) sales, (xiii) total shareholder return relative to assets, (xiv) total shareholder return relative to peers, (xv) financial returns, (xvi) cost reduction targets, (xvii) customer satisfaction, (xviii) customer growth, (xix) employee satisfaction, (xx) gross margin, (xxi) revenue growth, (xxii) market share, (xxiii) book value per share, (xxiv) expenses and expense ratio management, (xxv) system-wise sales or growth, (xxvi) traffic or customer counts, (xxvii) new product sales, or (xxviii) any combination thereof and such other criteria as the Plan Committee may determine. Performance objectives may be in respect of: (a) the performance of Tronox Limited, (b) the performance of any of its subsidiaries or affiliates, or (c) the performance of any of its divisions or business units. The Plan Committee may also include or exclude items it deems necessary, including, but not limited to, extraordinary, unusual or non-recurring items, expenses for restructuring, and acquisition expenses and may adjust previously established performance goals to reflect major unforeseen events.

Change in Control

Under the Tronox Limited Equity Plan, in connection with a change in control, the Plan Committee may provide for the vesting of all awards. In addition, the Tronox Limited board of directors can unilaterally implement and/or negotiate a procedure with any party to the change in control such that all unexercised options may be purchased for an amount equal to the excess of the price of a share paid in a change in control over the exercise price of the award(s).

Shareholder Rights

Under the Tronox Limited Equity Plan, except as otherwise provided with respect to awards of restricted shares and restricted share units, a participant will have no rights as a shareholder with respect to shares covered by any award until the participant becomes the record holder of such shares.

Amendment and Termination

Under the Tronox Limited Equity Plan, the Tronox Limited board of directors may at any time amend, suspend or terminate any or all of the provisions of the Tronox Limited Equity Plan, subject to any requirement of shareholder approval required by applicable law; provided, however, that the Tronox Limited board of directors may make any amendment necessary to avoid the imposition of any taxes under Section 409A of the Internal Revenue Code of 1986, without shareholder approval. Subject to the foregoing, the amendment, suspension or termination of the Tronox Limited Equity Plan may not, without the consent of a participant, materially adversely alter or impair any rights or obligations under any award granted to such participant.

Transferability

Awards granted under the Tronox Limited Equity Plan are generally intended to be nontransferable (other than by will or the laws of descent and distribution), except that a participant may, with the prior consent of the Plan Committee, transfer without consideration, awards other than incentive share options to certain family members, to a trust for the exclusive benefit of such family members, or to a partnership or limited liability company, the partners or members of which are exclusively such family members.

In addition, the Tronox Limited Equity Plan provides that it will be a condition of every award that no participant shall offer any shares that are delivered to him or her pursuant to the award for sale within 12 months of the date of issue of the shares, unless the offer does not need a “disclosure document” under the Australian Corporations Act or the offer is not received in Australia (or the award provides otherwise).

Requirements of Law

The Tronox Limited Equity Plan provides that the granting of awards and the delivery of shares under the Plan is subject to all applicable laws. Nothing in the Tronox Limited Equity Plan will require Tronox Limited or any other person to do any act or thing, or refrain from doing any act or thing, if to do or not do the act or thing (as the case may be) would contravene the Australian Corporations Act or other applicable law. Accordingly, if a participant would be entitled to receive a payment or other benefit under the Tronox Limited Equity Plan, or an award in connection with the participant’s termination of service, and payment of such amount or the giving of such benefit would result in Tronox Limited contravening the Australian Corporations Act, the participant will be entitled to receive only the maximum amount that may lawfully be paid, or the benefit to the extent that it may lawfully be given, in connection with the participant’s termination of service.

Effective Date

The effective date of the Tronox Limited Equity Plan is the later of the date on which it is approved by Tronox Limited in general meeting and the adoption of the Tronox Limited Equity Plan by the board of directors of Tronox Limited. Tronox Incorporated passed resolution, as sole shareholder of Tronox Limited, approving the Tronox Limited Equity Plan.

Termination Benefits

The Australian Corporations Act restricts the benefits that can be given to individuals who hold “managerial or executive office” on cessation of their employment or loss of their office with Tronox Limited or its related bodies corporate. Under the Australian Corporations Act, Tronox Limited (and certain of its affiliates) may give a person a benefit in connection with their ceasing to hold managerial or executive office in Tronox Limited or a related body corporate only if the giving of the benefit is approved by shareholders in accordance with the requirements of the Australian Corporations Act or an exemption applies.

In the case of Tronox Limited, a managerial or executive office is an office of director, or any other office or position related to the management of Tronox Limited’s affairs that is held by a person who also holds an office of director of Tronox Limited or a related body corporate.

Tronox Incorporated and its subsidiaries currently have employment agreements, retirement plans and equity award agreements that provide for cash payments and other benefits to its executive officers in connection with a termination of employment or a change in control of Tronox Incorporated, as described in more detail under the heading “—Potential Payments upon Termination or Change in Control.” In addition, please see “Executive Compensation” for a further description of the employment agreements with our executive officers. These agreements and arrangements will remain in effect after the completion of the Transaction. In addition to the existing agreements and arrangements, after the completion of the Transaction, the Tronox Limited board of directors may desire to offer termination benefits of a similar nature to any current or future director or employee of Tronox Limited (or a related body corporate, including Tronox Incorporated) who holds managerial or executive office, where the benefits would become payable or effective when the person’s employment or position terminates. Accordingly, prior to the completion of the Transaction, Tronox Incorporated (in its capacity as the sole shareholder of Tronox Limited) intends to approve the termination benefits under existing agreements and arrangements, as well as the granting of similar termination benefits by Tronox Limited after the completion of the Transaction.

Retirement and Other Benefits

All of our U.S. employees, including our named executive officers, are eligible to participate in our retirement plans and our savings plans. These plans are intended to provide our employees, including our named executive officers with the opportunity to save for retirement.

We sponsor a tax-qualified retirement savings plan (the “Savings Plan”) pursuant to which all of our U.S.-based employees, including our named executive officers, are able to contribute the lesser of up to 15% of their annual salary or the limit prescribed by the Internal Revenue Service to the Savings Plan on a before-tax basis. Through June 30, 2008, Tronox Incorporated matched 75% of the first 6% of pay that each employee contributed to our Savings Plan. Beginning July 1, 2008, Tronox Incorporated suspended the matching payments. On April 1, 2010, Tronox Incorporated reinstated the company’s matching contribution for all U.S. participating employees. On April 1, 2011, the HRCC approved the addition of a discretionary profit sharing company contribution to the Savings Plan of up to 6% of employees’ contributions, depending on the financial performance during the previous year. For 2011, the HRCC approved a company contribution of 6% to all eligible employees in the United States. All contributions to the Savings Plan, as well as any matching contributions, are fully vested upon contribution. In addition to the Savings Plan, executive officers and certain other eligible executives can participate in a nonqualified retirement savings plan (the “Savings Restoration Plan” and together with the Savings Plan, the “Retirement Plans”). Pursuant to the Savings Restoration Plan, we will contribute at the appropriate level to the Savings Restoration Plan on a before-tax basis any amounts that would be provided under the Savings Plan but for limitations imposed by the Internal Revenue Code on qualified retirement plans. Beginning July 1, 2008, Tronox Incorporated suspended providing benefits under the Savings Restoration Plan. This was reinstated in April 2010. Tronox Incorporated also sponsors a qualified defined benefit retirement plan (the “Qualified Plan”), which was frozen in April of 2009, following our filing for Chapter 11 bankruptcy protection. As part of Tronox Incorporated’s Plan of Reorganization, the Qualified Plan will remain frozen going forward and we will rely on the Savings Plan as our sole employee retirement plan.

We have determined that any risks arising from our compensation programs and policies are not reasonably likely to have a material adverse effect. Our compensation programs and policies mitigate risk by combining performance-based, long-term compensation elements with payouts that are highly correlated to the value delivered to stockholders. The combination of performance measures for annual bonuses and the equity compensation programs, share ownership and retention guidelines for executive officers, as well as the multiyear vesting schedules for equity awards encourage employees to maintain both a short and a long-term view with respect to company performance.

Deductibility of Executive Compensation

As part of their roles, the HRCC and the board of directors review and consider the deductibility of executive officer compensation under Section 162(m) of the Internal Revenue Code, which provides that, following the applicable transition period, we may not deduct compensation of more than $1,000,000 that is paid to certain individuals unless such compensation qualifies for the “performance-based exemption” provided for under Section 162(m). The board of directors has determined that it will generally seek to capture the tax deduction for all compensation but may award nondeductible compensation when it believes that doing so would be in the best interests of our company and shareholders.

Post Termination and Change in Control

We will be obligated to make certain payments to our executive officers or accelerate the vesting of their equity awards upon a termination of their employment, including termination of their employment in connection with a change in control under the terms of our Retirement Plans, certain awards granted under the 2010 Equity Plan and employment agreements between us and our named executive officers.

We offer the benefits provided by the employment agreements, the Retirement Plans and awards granted under the 2010 Equity Plan upon a change of control in order to be competitive with other employers who provide similar or enhanced benefits and to diminish the potential distraction due to personal uncertainties and risks that are inevitable in a change in control situation or threat. We believe that maintaining such benefits will help keep the management team focused on our performance and the benefit to the stockholders in the event of a change in control.

Effect on Awards Outstanding Under Tronox Incorporated Stock Plans

In accordance with the terms of the restricted common stock grant agreements, all outstanding shares of restricted Tronox Incorporated common stock granted under the Tronox Incorporated Stock Plan prior to the execution of the Transaction Agreement that are outstanding immediately prior to completion of the Transaction will become vested and will be exchanged for merger consideration.

Report of the Human Resources and Compensation Committee (HRCC)

The HRCC of Tronox Incorporated and Tronox Limited each have reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the HRCC recommended to the board that the Compensation Discussion and Analysis be included in this prospectus.

HRCC Interlocks and Insider Participation

No member of the HRCC is or has been one of our officers or employees or has had any relationship with us requiring disclosure under the SEC’s rules and regulations.

SUMMARY COMPENSATION TABLE FOR YEAR-ENDED DECEMBER 31, 2011

The following table sets forth the total compensation for the year ending December 31, 2011 paid to or earned by the named executive officers during 2011.

Name & Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Thomas J. Casey Chief Executive Officer	2011	223,077	3,125,000	7,176,502	—	—	—	141,236	10,665,815
	2010	n/a	n/a	—	—	—	—	—	—
	2009	n/a	n/a	—	—	—	—	—	—

Dennis L.Wanlass Former Chief Executive Officer	2011	772,404	1,395,000	10,404,293	—	—	—	3,352,688	15,924,385
	2010	640,000	—	—	—	1,546,745	—	26,834	2,213,579
	2009	640,000	—	—	—	—	—	2,691,907	3,331,907

John D. Romano Executive Vice President	2011	358,192	421,200	5,202,208	—	—	67,743	618,211	6,667,554
	2010	266,000	—	—	—	467,017	(92,001)	9,599	650,615
	2009	266,000	—	—	—	—	225,093	1,210,549	1,701,642

Michael J. Foster VP, General Counsel & Secretary	2011	328,942	297,000	4,297,423	—	—	18,443	180,411	5,122,219
	2010	275,000	—	—	—	329,307	10,583	9,790	624,680
	2009	275,000	—	—	—	—	38,314	1,204,549	1,517,435

Robert C. Gibney VP, Administration & Global Procurement	2011	298,927	270,000	2,714,233	1,486,800	—	60,074	497,192	5,327,226
	2010	244,200	—	—	—	299,370	(64,079)	8,789	488,280
	2009	244,200	—	—	—	—	189,829	863,027	1,297,056

Edward G. Ritter Controller and Chief Accounting Officer	2011	191,222	250,000	860,375	660,800	—	23,614	32,525	2,018,536
	2010	184,936	—	—	—	12,500	15,038	6,672	219,146
	2009	180,765	—	—	—	—	51,574	215,138	447,477

(1)	Mr. Casey’s bonus includes a $2,000,000 sign-on bonus per the Casey Employment Agreement.
(2)	Restricted stock and stock option values are the fair value of the shares at the grant date.
(3)	Please see the section captioned “Bonus Plans” for a detailed description of our non-equity incentive plan compensation.
(4)	The amounts in this column do not reflect amounts actually paid to our executive officers for the years reported but rather reflect only the aggregate change in the actuarial present value of each executive officer’s accumulated benefit under the Qualified Plan for the years reported. We did not sponsor any deferred compensation plans or programs. As a result, none of our executive officers had any nonqualified deferred compensation earnings in the years reported.
(5)	The following table shows the components of “All Other Compensation” in the Summary Compensation Table.

ALL OTHER COMPENSATION TABLE

Name	Year	Savings Plan, Discretionary Contribution & Restoration Match ($)(1)(2)(3)	Group Term Life Insurance Premiums ($)	Vacation Payouts ($)	KEIP Bonus Plan($)(4)	Separation Agreement ($)(5)	Other ($)(6)
Thomas J. Casey	2011	140,215	1,021	—	—	—	—
	2010	—	—	—	—	—	—
	2009	—	—	—	—	—	—
Dennis L.Wanlass	2011	248,007	4,681	—	—	3,100,000	—
	2010	22,153	4,681	—	—	—	—
	2009	—	9,346	93,538	2,470,000	—	119,023
John D. Romano	2011	104,907	391	—	—	—	512,913
	2010	9,208	391	—	—	—	—
	2009	—	778	39,771	1,170,000	—	—
Michael J. Foster	2011	93,791	271	—	—	—	86,349
	2010	9,519	271	—	—	—	—
	2009	—	540	33,581	1,170,000	—	—
Robert C. Gibney	2011	78,000	351	—	—	—	418,841
	2010	8,453	336	—	—	—	—
	2009	—	6	18,021	845,000	—	—
Edward G. Ritter	2011	29,021	378	—	—	—	3,126
	2010	6,436	236	—	—	—	—
	2009	—	471	12,167	202,500	—	—

(1)	Tronox Incorporated suspended the 401(k) savings match program on July 1, 2008 and reinstated the match program on April 1, 2010
(2)	Tronox Incorporated suspended the Savings Restoration Plan match on July 1, 2008 and reinstated the match program on April 1, 2010
(3)	Tronox Incorporated initiated a new discretionary contribution to the Savings Investment Plan and this was retroactive to January 1, 2011

Further updates to the Savings Investment Plan were made to include bonus payments in the 401(k) eligible earnings calculations for the new discretionary contribution.

(4)	Discretionary bonuses were made to key executives per the approved Key Employee Incentive Program (KEIP)
(5)	Represents amount paid to Mr. Wanlass under his separation agreement, in connection with his resignation, which was treated as a termination without cause under his employment agreement. See the section captioned “Separation Agreement” for a more detailed description of Mr. Wanlass’s separation agreement.
(6)	Other amounts paid consist of Chapter 11 bankruptcy claims paid in either stock or cash payments and also personal air travel. Robert Gibney’s other amount includes $1,130 of personal air travel fringe benefits.

GRANTS OF PLAN-BASED AWARDS DURING 2011

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			Grant Date	Number of Shares or Stock (#)	All other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Awards ($/SH)	Grant Date Fair Value of Restricted Stock and Option Awards(1)
Name	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Max. (#)
Thomas J. Casey(2)	n/a	337,500	1,012,500				10/5/2011	50,000	n/a	83.53	4,176,500
					18,851
					8,079		10/5/2011	26,930	n/a	111.40	3,000,002

Dennis L. Wanlass	775,000	775,000	1,395,000				2/14/2011	84,933	n/a	122.50	10,404,293

John D. Romano	117,000	234,000	421,200				2/14/2011	42,467	n/a	122.50	5,202,208

Michael J. Foster	82,500	165,000	297,000				2/14/2011	35,081	n/a	122.50	4,297,423

Robert C. Gibney	75,000	150,000	270,000				2/14/2011	22,157		122.50	2,714,233
							12/13/2011		22,500		1,486,800

Edward G. Ritter	28,910	57,820	92,511				2/14/2011	2,000		122.50	245,000
							8/5/2011	4,500		136.75	615,375
							12/13/2011		10,000		660,800

(1)	Thomas Casey’s employment agreement provides for a maximum award of three times his target bonus (150%). The amounts are prorated on three months of service in 2011.
(2)	The Fair Market value of Stock Options was calculated using a Black-Scholes Value of $66.08 as of the grant date of December 13, 2011.
(3)	Thomas Casey’s equity incentive plan award totals 26,930 shares of restricted stock. However, only 18,851 shares or 70% of the grant is subject to performance for vesting purposes.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2011

The following table shows the number of shares covered by exercisable and unexercisable options and unvested stock awards owned by our named executive officers on December 31, 2011.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)(1)	Market Value of Shares or Units of Stock that Have Not Vested($)(2)
Thomas J. Casey	—	—		—	—	50,000	6,000,000
						26,930	3,231,600
Dennis L. Wanlass	—	—		—	—	31,750	3,810,000
John D. Romano	—	—		—	—	28,312	3,397,440
Michael J. Foster	—	—		—	—	23,389	2,806,680
Robert C. Gibney	—	22,500	(3)		12/13/2021
						14,773	1,772,760
Edward G. Ritter	—	10,000	(3)		12/13/2021
						1,336	160,320
						4,500	540,000

(1)	See detailed vesting information on Thomas Casey in the section “Awards under the 2010 Equity Plan.” Mr. Wanlass’s restricted stock will vest per his separation agreement. Mr. Romano, Mr. Foster, Mr. Gibney and Mr. Ritter’s restricted stock will vest at each quarter end following the date of grant for 12 quarters over a three year time period or vesting will accelerate upon consummation of the Transaction.
(2)	Based on a stock price of $120, the closing price of our stock on December 30, 2011.
(3)	Options granted December 13, 2011 with even graded vesting over three years on each year of the anniversary date.

OPTION EXERCISES AND STOCK VESTED DURING 2011

The table below provides information regarding the vesting during 2011 of restricted stock awards held by our named executive officers. None of our named executive officers exercised stock options during 2011.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(2)		Value Realized on Vesting ($)(1)
Thomas J. Casey	n/a	n/a	n/a	(3)	n/a
Dennis L.Wanlass	n/a	n/a	53,183		6,244,213
John D. Romano	n/a	n/a	21,846		1,708,361
Michael J. Foster	n/a	n/a	19,092		1,412,413
Robert C. Gibney	n/a	n/a	11,749		891,618
Edward G. Ritter	n/a	n/a	1,939		81,268

(1)	Values realized on vesting are determined by multiplying the number of shares that vested by the fair market value on the applicable date, which is based upon the closing price of our Class A common stock on the Pink Sheets on the vesting date.
(2)	The number of shares acquired on vesting includes prior Tronox stock before current stock ticker Trox.pk and vesting occurred on January 11, 2011.
(3)	Mr. Casey had 2,167 shares of restricted stock vest during 2011 that were granted to him in his capacity as a non-employee director. See the section captioned “2011 Director Compensation” for a further description of Mr. Casey’s compensation as a non-employee director.

PENSION BENEFITS FOR THE YEAR-ENDED DECEMBER 31, 2011

We maintain the Qualified Plan and related trust for all employees, which was frozen in April of 2009.

As part of Tronox Incorporated’s separation from Kerr-McGee, it established the Retirement Plans and the trusts related to our Retirement Plans and accepted the transfer of assets and liabilities from the corresponding trusts for the Kerr-McGee retirement plans. All employees received credit for their service as Kerr-McGee employees prior to the establishment of our Retirement Plans.

All amounts set forth in the table below reflect normal retirement benefits that would be paid to each executive officer assuming the executive officer retired at the earliest retirement age that they could receive unreduced benefits (generally age 60).

Name	Plan Name(b)	Number of Years Credit Service (c)(#)	Present Value of Accumulated Benefit(d)($)(1)	Payments During Last Fisal Year (e)($)
Thomas J. Casey(2)	Tronox Incorporated Retirement Plan	0.000	—	—
Dennis L. Wanlass(2)	Tronox Incorporated Retirement Plan	0.000	—	—
John D. Romano	Tronox Incorporated Retirement Plan	20.167	417,408	—
Michael J. Foster	Tronox Incorporated Retirement Plan	6.00	107,702	—
Robert C. Gibney	Tronox Incorporated Retirement Plan	17.667	388,590	—
Edward G. Ritter	Tronox Incorporated Retirement Plan	6.75	159,727	—

(1)	The present value of accumulated benefits for the Tronox Incorporated Retirement Plan as of December 31, 2011 was determined using the FAS 87 assumptions in effect on December 31, 2011. The FAS 87 discount rate was 4.50%.
(2)	Thomas J. Casey and Dennis L. Wanlass are not participants in the Tronox Incorporated Retirement Plan

The lump sum assumption for the Tronox Retirement Plan is based on IRS 417 (e) interest rates and mortality using a one-year stability period with a two-month look-back period.

The amounts shown in column (d) are determined according to prescribed SEC assumptions and may not reflect the benefits actually payable from the Retirement Plans if the named executive had retired during the last fiscal year. The above present values assume that the executive commences his or her accrued benefits at his or her earliest unreduced age under the plan provisions in effect at December 31, 2011.

Retirement benefits are calculated based upon years of service and “final average monthly compensation.” For benefits earned prior to January 1, 2009, an employee’s final average monthly compensation is the highest average compensation for any period of 36 consecutive calendar months out of the final 120 consecutive calendar months prior to that employee’s termination. For benefits earned beginning January 1, 2009, final average monthly compensation is the highest average compensation for any period of 60 consecutive calendar months out of the final 120 consecutive calendar months prior to that employee’s termination.

Employment Agreements

On January 1, 2011, Tronox Incorporated entered into employment agreements with all of its named executive officers (the “Employment Agreements”). The Employment Agreements replaced their previous employment agreements. The Employment Agreements provide for the continued employment of Mr. Wanlass as the Chief Executive Officer, Mr. Romano as Executive Vice President, Mr. Foster as Vice President and General Counsel and Mr. Gibney as Vice President, Administration and Materials Procurement, in each case, for a term beginning on the Effective Date and continuing until December 31, 2015 (the “Employment Term”). Employment may be terminated during the Employment Term by an executive with or without Good Reason or by Tronox Incorporated upon an executive’s death, Disability, or termination with or without Cause. Capitalized terms used but not defined within this section have the meanings set forth in the Employment Agreements.

The Employment Agreements provide for an annual base salary of $775,000, $360,000, $330,000, and $300,000 for each of Messrs. Wanlass, Romano, Foster and Gibney, respectively. The Employment Agreements also provide that, for the 2010 fiscal year, the executives will be eligible for a cash performance bonus under Tronox Incorporated’s 2010 Cash Incentive Plan, subject to achievement of the specified performance targets, and that thereafter the executives will be paid an annual cash performance bonus (an “Annual Bonus”) in respect of each fiscal year that ends during the Employment Term, to the extent earned based on performance against objective performance criteria. The annual bonus opportunity will be 100%, 65%, 50%, and 50% of base salary for each of Messrs. Wanlass, Romano, Foster and Gibney, respectively, for the 2011 fiscal year, and will be set by Tronox Incorporated’s HRCC for each fiscal year thereafter. The Employment Agreements also entitle the executives, during the Employment Term, to paid vacation in accordance with the applicable policies of Tronox Incorporated, and to participate in such medical, dental and life insurance, retirement and other plans as Tronox Incorporated may have or establish from time to time on terms and conditions applicable to other senior executives of Tronox Incorporated generally.

The Employment Agreements also provide for the grant of an Emergence Award to each of Messrs. Wanlass, Romano, Foster and Gibney, respectively, as described above. In addition, commencing in 2011 and each year thereafter during the Employment Term, the executives will be eligible to receive annually a grant of an equity-based award under the 2010 Equity Plan as determined by Tronox Incorporated’s Human Resources and Compensation Committee.

If an executive’s employment is terminated by reason of death or Disability, Tronox Incorporated will pay the executive (i) all accrued benefits under his Employment Agreement and (ii) a lump sum payment of an amount equal to a pro rata portion (based upon the number of days the executive was employed during the calendar year in which the date of termination occurs) of the Annual Bonus that would have been paid to the executive if he had remained employed based on actual performance. If an executive’s employment is terminated by Tronox Incorporated for Cause, by the executive without Good Reason, or as a result of the expiration of the Employment Term, Tronox Incorporated will pay the executive all accrued benefits. If an executive’s employment is terminated by Tronox Incorporated without Cause or by the executive with Good Reason, Tronox Incorporated will pay the executive: (i) all accrued benefits; (ii) a lump sum payment of an amount equal to a pro rata portion of the Annual Bonus that would have been paid to the executive if he had remained employed based on actual performance; (iii) a lump sum payment of an amount equal to the product of (x) 2.0, for Mr. Wanlass or 1.0 for each of Messrs. Romano, Foster and Gibney, respectively, and (y) the sum of the executive’s base salary and target bonus. In addition, the executive and his covered dependents will be entitled to continued participation on the same terms and conditions as applicable immediately prior to the executive’s date of termination for the 18 month period for Mr. Wanlass and the one year period for each of Messrs. Romano, Foster and Gibney, respectively, following the date of termination in such medical, dental, and hospitalization insurance coverage in which the executive and his eligible dependents were participating immediately prior to the date of termination. All amounts payable under the Employment Agreements beyond the accrued benefits are subject to the executive’s execution of a release of claims in favor of Tronox Incorporated.

If an executive is terminated by Tronox Incorporated, other than for Cause or due to death or Disability, or the executive resigns for Good Reason, during the 12 month period after a Change in Control, then the executive will receive the benefits otherwise payable in connection with a termination by Tronox Incorporated without Cause or by the executive with Good Reason, except that (I) the lump sum payment described in subpart (iii) above will be equal to the product of (x) 3.0, in the case of Mr. Wanlass, or 2.0, in the case of Messrs. Romano, Foster and Gibney, respectively, and (y) the sum of the executive’s base salary and target bonus and (II) each executive will be entitled to 18 months of continued participation in Tronox Incorporated’s benefit plans.

In addition, the Employment Agreements provide for (i) general restrictions on the disclosure of confidential information, (ii) an inventions assignment covenant, (iii) an agreement that during the executive’s employment with Tronox Incorporated and for a period of 12 months thereafter the executive will not compete with Tronox Incorporated or solicit Tronox Incorporated’s employees, and (iv) a mutual agreement between the executive and Tronox Incorporated that during the executive’s employment with Tronox Incorporated and for a period of two years thereafter the executive will not disparage Tronox Incorporated or its directors and executive officers, and Tronox Incorporated, as well as its employees, executive officers and members of the board of directors will not disparage the executive.

Mr. Ritter does not have an employment agreement.

Effective October 5, 2011, Tronox Incorporated hired Thomas Casey as its Chief Executive Officer, in addition to his continuing service as the company’s Chairman of the board of directors. In connection with Mr. Casey’s commencement of employment as Chief Executive Officer, Tronox Incorporated and Mr. Casey entered into the Casey Offer Letter. Pursuant to the Casey Offer Letter, Tronox Incorporated and Mr. Casey agreed to formalize the terms of Mr. Casey’s employment and intend to enter into the Casey Employment Agreement. Accordingly, Tronox Incorporated and Mr. Casey agreed to the terms of the Casey Employment Agreement and the HRCC approved the terms of the Casey Employment Agreement on April 11, 2012, incorporating the terms of the Casey Offer Letter and setting forth the terms of Mr. Casey’s employment. The Casey Employment Agreement provides for Mr. Casey to serve as the Chief Executive Officer and Chairman of the board of directors and contemplates an initial three year term of employment, with automatic successive one-year renewal periods, unless terminated by either party upon at least 180 days advance notice. In addition, the Casey Employment Agreement provides for an annual base salary of no less than $1,000,000, the entitlement to customary employee benefits, and an annual target bonus opportunity of 150% of base salary with a maximum annual bonus opportunity equal to three times target bonus. The Casey Employment Agreement also provides Mr. Casey with a pro rata bonus for fiscal year 2011. In connection with Mr. Casey’s commencement of employment, Mr. Casey was paid a cash “sign-on” bonus of $2.0 million. This bonus is subject to a ratable “clawback” in the event of his resignation without good reason or his employment is terminated for cause prior to the first anniversary of his employment. Mr. Casey was also granted a “sign-on” equity grant of 50,000 shares of restricted stock which will cliff vest on the third anniversary of the date of grant and an initial equity award consisting of 26,930 shares of restricted stock vesting as follows: (i) 30% of such grant will vest in equal installments on each of the first three anniversaries of the date of grant, and (ii) 70% of such grant will be eligible to vest based upon the achievement of the following performance criteria: (a) 50% of such award will vest based upon “total shareholder return” for the three year period beginning October 1, 2011 and ending September 30, 2014 and (b) 50% of such award will vest based upon “return on invested capital” over the three year period beginning October 1, 2011 and ending September 30, 2014. In addition, the Casey Employment Agreement provides for Mr. Casey to receive an annual RSU or restricted stock grant (or another form of equity award with an equivalent value) with a value at grant equal to $3.0 million. The Casey Employment Agreement also provides that subsequent RSU or restricted stock grants will be based on the volume-weighted average price over the 30-day period preceding the date of grant.

In the event Mr. Casey’s employment is terminated without cause or he terminates employment for good reason prior to a “Qualified Change in Control” (which generally means a Change in Control as defined under the 2010 Management Equity Incentive Plan, excluding the Transaction), subject to the execution of a release of claims, he will receive: (i) his base salary through the date of termination plus a pro rata bonus for the year of termination; (ii) an amount equal to two times the sum of his base salary and annual target bonus, payable in installments over the 12 month period following his termination of employment; (iii) accelerated vesting of all equity awards subject to time-based vesting conditions; (iv) accelerated vesting of all equity awards subject to performance-based vesting conditions if the performance vesting criteria have been met as of the date of termination, taking into consideration any abbreviation of the performance period resulting from the termination of employment and (v) continued COBRA coverage for 18 months. In addition, in the event Mr. Casey’s employment is terminated without cause or for good reason following a Qualified Change in Control, Mr. Casey will be entitled to the same benefits as described above, except that he will be entitled to three times the sum of his base salary and annual target bonus under subpart (ii) above. In the event Mr. Casey’s employment is terminated due to his death or disability, he will be entitled to (I) his base salary through the date of termination plus a pro rata bonus for the year of termination, (II ) his “sign-on” grant (50,000 shares of restricted stock) will be subject to pro rata vesting based on the number of months he was employed divided by 36 months, subject to minimum vesting of 25% of such award, and (III) continued COBRA coverage for 18 months.

In addition, the Casey Employment Agreement provides for (i) general restrictions on the disclosure of confidential information, (ii) an inventions assignment covenant, (iii) an agreement that during his employment and for a period of 12 months thereafter he will not compete with Tronox Incorporated or solicit Tronox Incorporated’s employees, and (iv) a mutual agreement between Mr. Casey and Tronox Incorporated that during his employment and for a period of two years thereafter he will not disparage Tronox Incorporated or its directors and executive officers, and Tronox Incorporated, as well as its employees, executive officers and members of the board of directors will not disparage Mr. Casey.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGES IN CONTROL

We will be obligated to make certain payments to our executive officers or accelerate the vesting of their equity awards pursuant to the following plans or agreements upon a termination of their employment, including termination of their employment in connection with a change in control:

1.	employment agreements;

2.	our Retirement Plans; and

3.	awards agreements issued under the 2010 Equity Plan.

Payments Made Upon Termination Without Cause or for Good Reason in Connection with a Change in Control

In the event that an executive officer is terminated within 12 months after a change in control (or in anticipation of a change in control under certain circumstances) other than for cause, death or disability or if the executive officer resigns for good reason, such executive officer will be entitled to lump sum cash severance benefits (and continuation of benefits coverage), which will consist of the following:

1.	either three (3) times or two (2) times the sum of (i) the executive officer’s annual base salary, and (ii) the executive officer’s target bonus in the year of his or her termination;

2.	any accrued but unpaid annual base salary through the date of termination;

3.	the unpaid portion of any bonuses previously earned by the executive officer plus the pro-rata portion of the annual bonus for the executive officer in the year of termination based on actual results; and

4.	any accrued and unused sick and vacation pay; and

5.	The executive officer shall also be entitled to the following:

(i)	continued medical, dental, vision and life insurance coverage for the executive officer and his or her eligible dependents for a period ending on the earlier of 18 months following the date of termination or the commencement of comparable coverage by the executive officer with a subsequent employer; and

(ii)	immediate 100% vesting of all outstanding stock options, stock appreciation rights, performance awards and restricted stock issued by us.

Payments Made Upon Termination Without Cause or Good Reason Not in Connection With a Change in Control

If an executive officer’s employment is terminated without cause or good reason and the termination is not made subject to the provisions related to termination in connection with a change in control, the executive officer will be entitled to receive the following amounts in a lump sum cash payment:

1.	either two (2) times or one (1) times the sum of (i) the executive officer’s annual base salary, and (ii) the executive officer’s target bonus in the year of his or her termination. Such payment will be reduced, but not less than zero, by the amount of any other severance payments or similar payments made by us as a result of the termination;

2.	any accrued but unpaid annual base salary through the date of termination;

3.	the unpaid portion of any bonuses previously earned by the executive officer plus the pro rata portion of the annual bonus, if any, to be paid for the year in which the date of termination occurs based on actual results; and

4.	any accrued and unused sick and vacation pay.

The executive officers shall also be entitled to the continued medical, dental, vision and life insurance coverage for the executive officer and his or her eligible dependents for a period ending on the earlier of 18 months following the date of termination or the commencement of comparable coverage by the executive officer with a subsequent employer.

Payments Made Upon Termination for Death, Disability or Retirement

If the executive officer’s employment is terminated by reason of death, disability or retirement, the executive officer will receive:

1.	any accrued but unpaid annual base salary and bonus through the date of termination;

2.	the pro-rata portion of the executive officer’s annual bonus in the year of termination based on actual results (calculated through the date of termination) (but not in the event of retirement); and

3.	any accrued and unused sick and vacation pay.

Retirement Plans

Executive officers who are eligible under our Retirement Plans will receive benefits upon their death, disability or retirement. If an executive officer is terminated other than for cause or the executive officer terminates his or her employment for good reason within three years of a change in control, then that executive officer’s retirement income under the Savings Restoration Plan will be determined by crediting the executive officer with two (2) more years of service and three (3) additional years of age. Executive officers could also be eligible for early enhanced retirement benefits in the event that their position is eliminated involuntarily as a direct result of the elimination of his or her position of employment or the closure of all or any part of our United States operations. See the discussion under “Retirement and Other Benefits” for a summary of the Retirement Plans.

Long-Term Incentives

If the executive’s employment is terminated by Tronox Incorporated without Cause, by the executive for Good Reason or due to the executive’s death or Disability (as such terms are defined in the Employment Agreements, and for Mr. Ritter, the 2010 Equity Plan), 50% of all remaining unvested shares of restricted stock will immediately become vested upon such termination. If, upon or within 100 days prior to the date of announcement by Tronox Incorporated of a transaction that would constitute a Change in Control (as such term is defined in the 2010 Equity Plan), the executive’s employment is terminated by Tronox Incorporated without Cause, by the executive for Good Reason or due to the executive’s death or Disability, 100% of all remaining unvested shares of restricted stock will immediately become vested as of such termination, subject to and conditioned upon the consummation of the Change in Control transaction. Upon a Change in Control, 100% of all remaining unvested shares of restricted stock will immediately become vested, provided the executive is continuously employed by Tronox Incorporated or its subsidiaries through the date of such Change in Control. All unvested shares of restricted stock (determined after giving effect to any provision for accelerated vesting, as described above) will be immediately forfeited upon the termination of the executive’s employment for any reason.

Death, Disability or Retirement

If an employee’s employment is terminated by reason of disability or retirement, all options held by the employee will vest and may be exercised within a period not to exceed the lesser of four years following such termination or the remaining term of the option. If an employee dies while employed by us or within three months following after the termination of such employee (except for termination for cause), all options held by that employee will vest and may be exercised by the employee’s estate or heir within a period not to exceed the lesser of four years following such termination or the remaining term of the option.

If an employee’s employment is terminated by reason of death, disability or retirement during the restricted period for any restricted stock awards, the restricted period will lapse and the employee will receive the shares of restricted stock.

Calculation of Total Amounts Payable upon Termination or Change in Control

The following tables provide the amount of compensation payable to each named executive officer upon termination within two years of a change in control for (i) termination without cause or (ii) termination for good reason by the executive officer. The tables also show the amount of compensation payable to each named executive officer upon his or her voluntary resignation, termination for cause, retirement, disability or death. Except as noted, the amounts shown below assume that such termination was effective as of December 31, 2011, and thus includes amounts earned through such time and are estimates of the amounts which would be paid to each executive officer upon his or her termination. In addition, the tables below assume that the Employment Agreements, which became effective upon our emergence from Chapter 11 bankruptcy proceedings, were in effect on December 31, 2011. The actual amounts to be paid to each executive officer can only be determined at the time of that named executive officer’s termination. All footnotes to the tables below apply to all tables and are presented after the final table.

Thomas Casey

Mr. Casey was hired on October 5, 2011 and the terms of his employment are included in the Casey Employment Agreement. The following summary assumes that the Casey Employment Agreement was in effect on December 31, 2011.

In the event Mr. Casey’s employment is terminated by Tronox Incorporated without cause, he will receive:

•	Two times the sum of his base salary and annual target bonus, payable in installments;

•	Accelerated vesting of all equity awards subject to time-based vesting conditions;

•

Accelerated vesting of all equity awards subject to performance-based vesting conditions if the performance vesting criteria have been met as of the date of termination, taking into consideration any abbreviation of the performance period resulting from the termination of employment; and

•	Continued COBRA coverage for a period of 18 months.

In the event Mr. Casey’s employment is terminated without cause or for good reason following a change of control transaction, other than the Transaction, Mr. Casey will also be entitled to accelerated vesting of all outstanding equity grants.

In the event Mr. Casey’s employment is terminated due to his death or disability, his “sign-on” equity grant (50,000 RSUs or restricted stock shares) will be subject to pro-rata vesting based on the number of months he was employed by Tronox Incorporated divided by 36 months, provided in no event will the accelerated vesting result in less than 25 percent of the sign-on grant being vested. In addition, Mr. Casey will be entitled to his base salary through the date of termination plus a pro rata bonus for the year of termination and continued COBRA coverage for 18 months.

In the event Mr. Casey’s employment is terminated without cause or for good reason following a change of control transaction, other than the Transaction, Mr. Casey will also be entitled to the following benefits:

•	Base salary due through the date of termination plus a pro rata bonus for the year of termination;

•	Three times the sum of his base salary and annual target bonus, payable in installments;

•	Accelerated vesting of all equity awards subject to time-based vesting conditions;

•

Accelerated vesting of all equity awards subject to performance-based vesting conditions if the performance vesting criteria have been met as of the date of termination, taking into consideration any abbreviation of the performance period resulting from the termination of employment; and

•	Continued COBRA coverage for a period of 18 months.

The following chart assumes payments to the executives with an assumed termination date of December 31, 2011.

Thomas Casey

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control ($)(5)
Cash Compensation
Cash Severance	—	—			5,000,000	7,500,000
Accrued Sick & Vacation Pay(a)	144,231	—	192,308	192,308	192,308	192,308
Accrued Target Bonus	—	—	1,012,500	1,012,500	1,012,500	1,012,500
Equity
Restricted Stock	—	—	3,115,800	3,115,800	9,231,600	9,231,600
Retirement Benefits
Qualified Plan	—	—	—	—	—	—
Medical Benefits
Medical, Dental, Vision	—	—	27,372	27,372	27,372	27,372
Total:	144,231	—	4,347,980	4,347,980	15,463,780	17,963,780

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.

Dennis L. Wanlass

Mr. Wanlass signed a separation agreement effective December 21, 2011 and the following table values reflect the terms of the separation agreement as if he were terminated on December 31, 2011. See the section captioned “Separation Agreement” for a narrative description of Mr. Wanlass’s separation agreement.

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control ($)(5)
Cash Compensation
Cash Severance	—	—	—	—	1,500,000	1,550,000
Target Bonus	—	—	—	—	1,395,000	1,395,000
Accrued Sick & Vacation Pay(a)	229,519	—	359,183	359,183	359,183	359,183
Accrued Target Bonus	—	—	—	—	—	—
Equity
Restricted Stock	—	—	—	—	—	3,810,000
Retirement Benefits
Qualified Plan	—	—	—	—	—	—
Medical Benefits
Medical, Dental, Vision	—		27,372	27,372	27,372	27,372
Total:	229,519	—	386,555	386,555	3,331,555	7,141,555

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.

John D. Romano

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control ($)(5)
Cash Compensation
Cash Severance	—	—	360,000	360,000	360,000	720,000
Target Bonus	—	—	234,000	234,000	234,000	468,000
Accrued Sick & Vacation Pay(a)	112,154	—	422,308	422,308	422,308	422,308
Accrued Target Bonus	—	—	234,000	234,000	234,000	234,000
Equity
Restricted Stock	—	—	2,300,000	2,300,000	2,300,000	2,300,000
Retirement Benefits
Qualified Plan	209,127	—	209,127	209,127	209,127	209,127
Medical Benefits
Medical, Dental, Vision	—	—	40,713	40,713	40,713	40,713
Total:	321,281	—	3,800,148	3,800,148	3,800,148	3,800,148

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.

Michael J. Foster

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control ($)(5)
Cash Compensation
Cash Severance	—	—	330,000	330,000	330,000	660,000
Target Bonus	—	—	165,000	165,000	165,000	330,000
Accrued Sick & Vacation Pay(a)	73,615	—	187,308	187,308	187,308	187,212
Accrued Target Bonus	—	—	165,000	165,000	165,000	165,000
Equity
Restricted Stock	—	—	1,900,000	1,900,000	1,900,000	1,900,000
Retirement Benefits
Qualified Plan	51,081	—	51,081	51,081	51,081	51,081
Medical Benefits
Medical, Dental, Vision	—	—	40,689	40,689	40,689	40,689
Total:	124,696	—	2,838,982	2,838,982	2,838,982	2,838,982

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.

Robert C. Gibney

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control ($)(5)
Cash Compensation
Cash Severance	—	—	300,000	300,000	300,000	660,000
Target Bonus	—	—	150,000	150,000	150,000	300,000
Accrued Sick & Vacation Pay(a)	79,327	—	288,318	288,318	288,318	288,318
Accrued Target Bonus	—	—	150,000	150,000	150,000	150,000
Equity
Restricted Stock	—	—	1,200,000	1,200,000	1,200,000	1,200,000
Retirement Benefits
Qualified Plan	211,027	—	211,027	211,027	211,027	211,027
Medical Benefits
Medical, Dental, Vision	—	—	44,167	44,167	44,167	44,167
Total:	290,354	—	2,343,512	2,343,512	2,343,512	2,343,512

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.

Edward G. Ritter(6)

Executive Benefits and Payments Upon Termination	Voluntary Resignation ($)	Retirement ($)(1)	Disability ($)(2)	Death ($)(3)	Involuntary Termination ($)(4)	Termination Resulting from Change in Control ($)(5)
Cash Compensation
Cash Severance	—	—	—	—	192,732	192,732
Target Bonus	—	—	—	—	—	—
Accrued Vacation and Sick Pay(a)	45,681	—	118,697	118,697	118,697	118,697
Accrued Target Bonus	—	—	—	—	—	—
Equity
Restricted Stock	—	—	—	—	540,000	540,000
Retirement Benefits
Qualified Plan	91,597	—	91,597	91,597	91,597	91,597
Medical Benefits	—		—	—	—	—
Total:	137,278	—	210,294	210,294	943,026	943,026

(a)	In the case of a voluntary resignation only accrued vacation is paid out. In the case of Disability, Death, Involuntary Termination or Termination Resulting from a Change in Control, accrued vacation and sick leave balances will be paid out.
(1)	None of our current Officers are retirement eligible as of December 31, 2011.
(2)	Calculations for the Cash Severance are based on annual rates of pay. Mr. Romano, Mr. Gibney and Mr. Foster would receive one time their annual salary in the case of a disability. Target bonuses are based on annual rates of pay. Mr. Romano would receive 65% of his annual salary. Mr. Foster and Mr. Gibney would each receive half of their annual base salary.
(3)	Calculations for the Cash Severance are based on annual rates of pay. The beneficiaries of Mr. Romano, Mr. Gibney and Mr. Foster would receive one time their annual salary in the case of death.

(4)	Calculations for an Involuntary Termination are based on annual rates of pay. Mr. Wanlass would receive $1,550,000 per his separation agreement. Mr. Romano, Mr. Foster and Mr. Gibney would each receive one times their annual base salary plus target bonus. Mr. Casey would receive two times the sum of his base salary plus target bonus.
(5)	Cash severance payments for a Termination Resulting from a Change in Control are also based on annual rates of pay. Mr. Romano, Mr. Foster and Mr. Gibney would each receive two times their annual base salary and target bonus. Restricted stock for Mr. Wanlass is calculated based on his separation agreement and his remaining restricted stock of 37,150 shares at $120 a share, which is the closing price on December 30, 2011. Mr. Casey would receive three times his base salary plus target bonus.
(6)	Mr. Ritter does not have an employment agreement with Tronox Incorporated. He has a letter that grants him one year of severance pay in the case of a Termination Resulting from a Change of Control. He also has restricted stock of 4,500 shares that will vest at the time of a Change of Control event. The value of restricted stock is calculated at $120 a share, which is the closing price on December 30, 2011.

2011 Director Compensation

In connection with our emergence from Chapter 11 bankruptcy proceedings, the Bankruptcy Court approved a director compensation package (the “Director Compensation Policy”). Under the Director Compensation Policy, all non-employees directors are entitled to an annual cash retainer of $70,000 for service on the board of directors payable quarterly, plus additional cash compensation payable quarterly as follows:

•	The chairman of the board of directors will receive an additional annual retainer of $50,000;

•	The chairman of the Audit Committee will receive an additional annual retainer of $50,000;

•	Each co-chairman of the Strategic Committee will receive an additional annual retainer of $30,000;

•	The chairman of the Human Resources and Compensation Committee will receive an additional annual retainer of $20,000;

•

The chairman of each of the Governance Committee, Nominating Committee or another committee established by the board of directors, respectively, will receive an additional annual retainer of $20,000; and

•

A committee member of each of the Audit Committee, Strategic Committee, Human Resources and Compensation Committee, Governance Committee, Nominating Committee or another committee established by the board of directors, respectively, who is not serving as chairman of such committee, will receive an additional annual retainer of $15,000.

In addition, the Director Compensation Policy provides that within 60 days following our emergence from Chapter 11 bankruptcy proceedings, non-employee directors will be entitled to receive a grant of restricted stock under the terms of the 2010 Equity Plan with a value equal to $70,000, determined by dividing $70,000 by the average of the ten day trading price of Tronox Incorporated’s stock for the ten day period commencing on the 20th trading day following the Effective Date and rounding down to the nearest full share. Such grant of restricted stock will vest in four pro-rata equal installments on the last day of each calendar quarter during the one-year period following the Effective Date, provided that the non-employee director is then providing services to the board of directors on each such vesting date. The Director Compensation Policy also provides that within 30 days of the Effective Date, non-employee directors will receive a grant of 2,500 shares of restricted stock to be granted under the 2010 Equity Plan. Such grant of restricted stock will vest in 12 pro-rata equal installments on the last day of each calendar quarter that ends following the Effective Date, provided that the non-employee director is then providing services to the board of directors on each such vesting date.

Additionally, non-employee directors will be entitled to receive a grant of restricted stock under the 2010 Equity Plan consisting of the following, provided that a portion of the restricted stock award that has not vested is subject to forfeiture commencing in calendar year 2014 upon a majority vote of Tronox Incorporated’s stockholders:

•	The chairman of the board of directors will receive 6,500 shares;

•	Each co-chairman of the Strategic Committee, who is not serving as chairman of the board of directors, will receive 6,500 shares;

•	The chairman of the Audit Committee, if he or she is not serving as chairman of the board of directors or chairman of the Strategic Committee, will receive 4,500 shares; and

•	All non-employee directors, other than the chairman of the board of directors and the chairmen of the Strategic Committee and Audit Committee, will receive 3,500 shares.

The foregoing grants of restricted stock will be subject to the following vesting schedule, provided that the non-employee director is then providing services to the board of directors on each such vesting date: (i) 12.5% of the restricted stock shall vest on December 31, 2011, (ii) 12.5% of the restricted stock shall vest on December 31, 2012, (iii) 12.5% of the restricted stock shall vest on December 31, 2013, (iv) 20% of the restricted stock shall vest on December 31, 2014, and (v) 42.5% of the restricted stock shall vest on December 31, 2015, provided that all unvested shares of restricted stock shall immediately vest upon the consummation of a Change in Control of Tronox Incorporated, as defined in the 2010 Equity Plan.

The following table sets forth the total compensation for the year ended December 31, 2011 paid to or earned by our directors during 2011.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Thomas J. Casey	93,905	1,166,568	0	n/a	0	1,260,473
Ilan Kaufthal	81,375	1,166,568	0	n/a	0	1,247,943
Andrew P. Hines	78,874	921,568	0	n/a	0	1,000,442
Robert M. Gervis	65,520	799,068	0	n/a	0	864,588
Wayne A. Hinman	72,188	799,068	0	n/a	0	871,256
Jeffry N. Quinn	56,342	799,068	0	n/a	0	855,410

In addition, the compensation committee of the Board has approved a $500,000 cash payment to the independent member of the strategic committee for services as a member of the strategic committee in 2012.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information regarding the beneficial ownership of shares of Tronox Incorporated’s common stock as of April 30, 2012 by:

•	each current director of Tronox Incorporated;

•	the current Chief Executive Officer and Chief Financial Officer of Tronox Incorporated and individuals named in the Summary Compensation Table;

•	all persons currently serving as directors and executive officers of Tronox Incorporated, as a group; and

•	each person known by us to own beneficially 5.0% or more of Tronox Incorporated’s outstanding shares of common stock as of April 30, 2012; and

With respect to the percentage of voting power set forth in the following table:

Beneficial ownership and percentage ownership are determined in accordance with the SEC’s rules. To our knowledge, except as indicated in the footnotes to this table and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of Tronox Incorporated common stock shown as beneficially owned by them. The table is based on 15,088,815 shares of Tronox Incorporated common stock outstanding as of April 30, 2012. Unless otherwise noted below, the address for each beneficial owner listed in the table below is: c/o Tronox Incorporated, 3301 N.W. 150th Street, Oklahoma City, Oklahoma 73134.

Name and Address of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	% Owned
Thomas Casey	86,453	*
Robert M. Gervis	6,523	*
Andrew P. Hines	7,523	*
Wayne A. Hinman	6,523	*
Ilan Kaufthal	9,523	*
Jeffry N. Quinn	6,523	*
Michael J. Foster	35,081	*
Edward G. Ritter	6,500	*
John D. Romano	42,467	*
Robert C. Gibney	22,157	*
Dennis L. Wanlass	84,933	*
Daniel D. Greenwell	10,083	*

Total	324,289	2.1%

*	Less than 1.0%.

All of the outstanding shares of Tronox Limited are owned by Tronox Incorporated.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Tronox Incorporated and Exxaro have entered into the Transaction Agreement, under which Exxaro Mineral Sands will be combined with the existing businesses of Tronox Incorporated under Tronox Limited, a new Australian holding company. The Transaction will join the world’s fifth largest producer and marketer of TiO2 with the world’s third largest titanium feedstock supplier, providing Tronox Limited with a strategic competitive advantage in retaining existing customers and expanding its customer base. For a further detailed discussion of the terms of the Transaction, see “The Transaction.”

Tronox Limited’s unaudited pro forma condensed combined statement of operations for the three month period ended March 31, 2012, and the year ended December 31, 2011, are presented as if the Transaction had been completed on January 1, 2011. The unaudited pro forma condensed combined balance sheet as of March 31, 2012, is presented as if the Transaction had been completed on March 31, 2012. The unaudited pro forma condensed Combined Financial Statements presented below are derived from the historical Consolidated Financial Statements of Tronox Incorporated and historical combined financial information of Exxaro Mineral Sands. The historical Consolidated Financial Statements of Tronox Incorporated are presented in U.S. dollars and have been prepared in accordance with GAAP. The historical Combined Financial Statements of Exxaro Mineral Sands are presented in South African Rand and have been prepared in accordance with IFRS.

As described in the accompanying notes, the unaudited pro forma condensed Combined Financial Statements have been prepared using the acquisition method of accounting under GAAP and the regulations of the SEC. GAAP requires that one of the companies in the Transaction be designated as the accounting acquirer for the purposes of applying the acquisition method of accounting under ASC 805, Business Combinations. Tronox Incorporated is the accounting acquirer.

The historical financial statements have been adjusted in the unaudited pro forma condensed Combined Financial Statements to give effect to pro forma events that are (i) directly attributable to the Transaction; (ii) factually supportable; and (iii) with respect to the unaudited pro forma condensed combined statements of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined statements of operations exclude non-recurring items, that are directly related to the Transaction, including, but not limited to (i) a bargain purchase gain currently estimated to be realized on the Transaction; (ii) reorganization income associated with the emergence from bankruptcy; and (iii) Transaction related legal and advisory fees. Additionally, certain pro forma adjustments have been made to the historical Combined Financial Statements of Exxaro Mineral Sands in order to (i) convert them to GAAP; (ii) conform their accounting and presentation policies to those applied by Tronox Incorporated; and (iii) present them in U.S. dollars. All material transactions between Tronox Incorporated and Exxaro Mineral Sands have been eliminated.

Because the acquisition method of accounting is dependent upon certain valuations and other studies that must be prepared as of the completion date of the Transaction and because there are limitations on the type of information that can be exchanged between Tronox Incorporated and Exxaro at this time, there currently is not sufficient information for a definitive measurement; therefore, the unaudited pro forma condensed Combined Financial Statements are preliminary. Until the Transaction is complete, Tronox Incorporated will not have complete access to all relevant information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed Combined Financial Statements and the combined future results of operations and financial position.

The unaudited pro forma condensed Combined Financial Statements do not include any realization of cost savings from operating efficiencies, revenue synergies or restructuring costs expected to result from the Transaction and should be read in conjunction with the historical Consolidated Financial Statements of Tronox Incorporated and the separate historical Combined Financial Statements of Exxaro Mineral Sands that are included elsewhere within this prospectus.

The unaudited pro forma Combined Financial Statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of Tronox Limited would have been had the Transaction occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

UNAUDITED PRO FORMA CONDENSED COMBINED

BALANCE SHEET

AS OF MARCH 31, 2012

	Tronox Incorporated	Exxaro Mineral Sands (See footnote 5)	Pro Forma Adjustments	Note (See footnote 6)		Tronox Limited Pro Forma Combined
	(Amounts in millions, except share and per share data)
ASSETS
Current Assets
Cash and cash equivalents	$222.7	$200.8	$(197.5)	(a	)	$258.6
			$150.0	(b	)
			$(117.4)	(h	)
Accounts receivable:
Third party, net	348.4	106.9	—			455.3
Related party	1.7	72.6	(74.3)	(c	)	—
Inventories	404.4	339.5	302.1	(d	)	1,033.0
			(13.0)	(c	)
Prepaid and other assets	18.0	0.2	—			18.2
Deferred income taxes	4.3	—	—			4.3

Total Current Assets	999.5	720.0	49.9			1,769.4
Property, Plant and Equipment, Net	558.8	703.3	1,889.0	(d	)	3,151.1
Intangible Assets, Net	307.4	16.3	(16.3)	(h	)	307.4
Loans with Related Parties	—	1,464.2	(1,464.2)	(h	)	—
Deferred Income Taxes	—	105.6	(105.6)	(h	)	—
Other Long-Term Assets	37.3	23.9	(2.4)	(h	)	58.8

Total Non-Current Assets	903.5	2,313.3	300.5			3,517.3

Total Assets	$1,903.0	$3,033.3	$350.4			$5,286.7

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable:
Third party	$134.3	$77.3	$—			$211.6
Related party	72.6	1.7	(74.3)	(c	)	—
Accrued liabilities	41.5	1.2	—			42.7
Amounts due to related parties	—	—	—			—
Short-term debt	—	86.5	(86.5)	(h	)	—
Long-term debt due within one year	4.4	—	1.5	(b	)	5.9
Income taxes payable	42.6	—	—			42.6
Deferred income taxes	—	—	10.2	(e	)	10.2

Total Current Liabilities	295.4	166.7	(149.1)			313.0
Long-term debt	551.9	268.2	(184.8)	(h	)	783.8
			148.5	(b	)
Pension and postretirement benefits	142.2	—	—			142.2
Deferred income taxes	18.4	34.0	(34.0)	(h	)	174.8
			156.4	(e	)
Loans with Related Parties	—	1,717.5	(1,717.5)	(h	)	—
Other non-current liabilities	47.1	63.4	111.9	(d	)	222.4

Total Non-Current Liabilities	759.6	2,083.1	(1,519.5)			1,323.2
Stockholders’ Equity
Tronox Stockholders’ Equity	848.0	783.5	1,622.2	(g	)	3,253.7
Noncontrolling interest	—	—	396.8	(f	)	396.8

Total Stockholders’ Equity	848.0	783.5	2,019.0			3,650.5

Total Liabilities and Stockholders’ Equity	$1,903.0	$3,033.3	$350.4			$5,286.7

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2012

	Tronox Incorporated
	Successor
	Three Months Ended March 31, 2012	Exxaro Mineral Sands (See footnote 7)	Pro Forma Adjustments	Note (See footnote 8)	Tronox Limited Pro Forma Combined
Net Sales	$433.6	$234.9	$(60.5)	(a)	$608.0
Cost of goods sold	(276.3)	(135.7)	(18.6)	(b)	(384.8)
			45.8	(a)

Gross Margin	157.3	99.2	(33.3)		223.2
					—
Selling, general and administrative expenses	(44.3)	(4.0)	9.0	(g)	(39.3)

Litigation/arbitration settlement	—	—	—		—
Provision for environmental remediation and restoration, net of reimbursements	—	(0.3)	—		(0.3)

Income (Loss) from Operations	113.0	94.9	(24.3)		183.6
Interest and debt expense	(7.9)	(4.8)	2.1	(c)	(10.6)
Other income (expense)	(1.4)	2.5	—		1.1
Reorganization income (expense)	—	—	—		—

Income (Loss) from Continuing Operations before Taxes	103.7	92.6	(22.2)		174.1
Income tax provision	(17.4)	(20.3)	6.8	(e)	(30.9)

Income (Loss) from Continuing Operations	86.3	72.3	(15.4)		143.2

Income (Loss) from Continuing Operations attributable to Noncontrolling interest	—	—	11.4	(f)	11.4

Income (Loss) from Continuing Operations attributable to Tronox Limited	$86.3	$72.3	$(26.8)		$131.8

Income per Share, Basic and Diluted (see footnote 9):
Basic	$5.72				$5.23
Diluted	$5.49				$5.11
Weighted Average Shares Outstanding in thousands, (see footnote 9):
Basic	15,078				25,189
Diluted	15,733				25,776

UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2011

	Tronox Incorporated
	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Exxaro Mineral Sands (See footnote 7)	Pro Forma Adjustments	Note (See footnote 8)		Tronox Limited Pro Forma Combined
		(Millions of dollars, except share and per share data)
Net Sales	$1,543.4	$107.6	$909.7	$(254.9)	(a	)	$2,305.8
Cost of goods sold	(1,104.5)	(82.3)	(634.8)	(81.3)	(b	)	(1,654.5)
				248.4	(a	)

Gross Margin	438.9	25.3	274.9	(87.8)			651.3
Selling, general and administrative expenses	(151.7)	(5.4)	(12.8)	25.1	(g	)	(144.8)

Litigation/arbitration settlement	9.8	—	—	—			9.8
Provision for environmental remediation and restoration, net of reimbursements	4.5	—	—	—			4.5

Income (Loss) from Operations	301.5	19.9	262.1	(62.7)			520.8
Interest and debt expense	(30.0)	(2.9)	(33.6)	24.0	(c	)	(42.5)
Other income (expense)	(9.8)	1.6	9.5	—			1.3
Reorganization income (expense)	—	613.6	—	(613.6)	(d	)	—

Income (Loss) from Continuing Operations before Taxes	261.7	632.2	238.0	(652.3)			479.6
Income tax provision	(20.2)	(0.7)	39.9	10.9	(e	)	29.9

Income (Loss) from Continuing Operations	241.5	631.5	277.9	(641.4)			509.5

Income (Loss) from Continuing Operations attributable to Noncontrolling interest	—	—	—	58.4	(f	)	58.4

Income (Loss) from Continuing Operations attributable to Tronox Limited	$241.5	$631.5	$277.9	$(699.8)			$451.1

Income per Share, Basic and Diluted (see footnote 9):
Basic	$16.12	$15.29					$17.91
Diluted	$15.46	$15.25					$17.50
Weighted Average Shares Outstanding in thousands, (see footnote 9):
Basic	14,981	41,311					25,189
Diluted	15,619	41,399					25,776

1.	Description of Transaction

On September 25, 2011, Tronox Incorporated and Exxaro entered into the Transaction Agreement under which they agreed to combine the Exxaro Mineral Sands business with the existing business of Tronox Incorporated, under Tronox Limited, a new Australian holding company. The Transaction Agreement provides that each share of Tronox Incorporated common stock will be converted into, at the holder’s election, either (i) one Class A Share and an amount in cash equal to $12.50 without interest or (ii) one Exchangeable Share in Tronox Incorporated (subject to the limitations and the proration procedures described in this prospectus), each of which is exchangeable for one Class A Share and an amount in cash equal to $12.50 without interest. On exchange of all Exchangeable Shares, Tronox Incorporated will become an indirect wholly-owned subsidiary of Tronox Limited.

Pursuant to the Transaction Agreement, in consideration for the sale of Exxaro Mineral Sands, Exxaro will receive 9,950,856 Class B Shares. The consideration for Exxaro Mineral Sands will be subject to adjustments for net working capital, net debt, environmental provisions and capital expenditures for certain specified projects, which adjustments will be made solely in cash and will not affect the number of Class B Shares to be issued to Exxaro.

Upon completion of the transactions contemplated by the Transaction Agreement, assuming the exchange of all Exchangeable Shares, the former Tronox Incorporated stockholders will own all of the Class A Shares, representing approximately 61.5% of the voting securities of Tronox Limited, and Exxaro will own all of the Class B Shares, representing approximately 38.5% of the voting securities of Tronox Limited. Exxaro will retain a 26.0% ownership interest in the South African operations that are part of Exxaro Mineral Sands in order to comply with the Black Economic Empowerment legislation of South Africa. The ownership interest in the South African operations may be exchanged for Class B Shares, under certain circumstances, which could result in Exxaro owning approximately 41.7% of the voting shares of Tronox Limited after such exchange (based on the total number of issued voting shares immediately after completion of the transactions contemplated by the Transaction Agreement and assuming the exchange of all Exchangeable Shares and no other issuances of Tronox Limited shares).

2.	Basis of Presentation

The unaudited pro forma condensed combined statements of operations for the three month period ended March 31, 2012, and the year ended December 31, 2011, are presented as if the Transaction had been completed on January 1, 2011. The unaudited pro forma condensed combined balance sheet as of March 31, 2012, is presented as if the Transaction had been completed on March 31, 2012. The unaudited pro forma condensed Combined Financial Statements are derived from the historical Consolidated Financial Statements of Tronox Incorporated and the historical Combined Financial Statements of Exxaro Mineral Sands. The historical Consolidated Financial Statements of Tronox Incorporated are presented in U.S. dollars and have been prepared in accordance with GAAP. The historical Combined Financial Statements of Exxaro Mineral Sands are presented in South African Rand and have been prepared in accordance with IFRS.

The unaudited pro forma condensed Combined Financial Statements have been prepared using the acquisition method of accounting under GAAP and the regulations of the SEC. GAAP requires that one of the companies in the Transaction be designated as the accounting acquirer. Tronox Incorporated is the accounting acquirer.

The historical financial statements have been adjusted in the unaudited pro forma condensed Combined Financial Statements to give effect to pro forma events that are (i) directly attributable to the Transaction; (ii) factually supportable; and (iii) with respect to the unaudited pro forma condensed combined statement of operations, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined statements of operations exclude non-recurring items, which are directly related to the Transaction. Additionally, certain pro forma adjustments have been made to the historical Combined Financial Statements of

Exxaro Mineral Sands in order to (i) convert them to GAAP; (ii) conform their accounting policies to those applied by Tronox Incorporated; and (iii) present them in U.S. dollars. All material transactions between Tronox Incorporated and Exxaro Mineral Sands have been eliminated.

Because the acquisition method of accounting is dependent upon certain valuations and other studies that must be prepared as of the completion date of the Transaction and because there are limitations on the type of information that can be exchanged between Tronox Incorporated and Exxaro, at this time there currently is not sufficient information for a definitive measurement; therefore, the unaudited pro forma condensed Combined Financial Statements are preliminary. Until the Transaction is complete, Tronox Incorporated will not have complete access to all relevant information. Differences between these preliminary estimates and the final acquisition accounting will occur and these differences could have a material impact on the accompanying unaudited pro forma condensed Combined Financial Statements and the combined future results of operations and financial position.

The unaudited pro forma condensed Combined Financial Statements do not include any realization of cost savings from operating efficiencies, revenue synergies or restructuring costs expected to result from the Transaction and should be read in conjunction with the historical Consolidated Financial Statements of Tronox Incorporated and the historical Combined Financial Statements of Exxaro Mineral Sands that are included elsewhere within this registration statement.

3.	Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of the consideration expected to be transferred to affect the Transaction (thousands of dollars, except share and per share data):

Estimated purchase price:
Number of shares of Tronox Limited Class B Shares	9,950,856
Tronox Incorporated share price as of June 11, 2012(1)	$161.00

Total preliminary estimated consideration to be transferred(1)	$1,602,088

Notes:

(1)	The estimated consideration expected to be transferred, which is reflected in the unaudited pro forma condensed Combined Financial Statements, does not purport to represent what the actual considerations transferred will be at the closing of the Transaction. The fair value of the equity securities issued as consideration for the Transaction is required to be re-measured on the closing date of the Transaction.
The purchase price will fluctuate with the market prices of Tronox Incorporated shares until it is reflected on an actual basis when the Transaction is completed. Assuming a $25.00 per share change in Tronox Incorporated’s share price, the estimated consideration transferred would increase or decrease by approximately $250 million, which would be reflected in the unaudited pro forma condensed Combined Financial Statements as an increase or decrease in gain on the bargain purchase.

4.	Estimate of assets to be acquired and liabilities to be assumed

Under the acquisition method of accounting, the total estimated purchase price is allocated to the tangible assets and separately identifiable intangible assets acquired and liabilities assumed based on their estimated fair values as of the date of completion of the Transaction. For purposes of the unaudited pro forma condensed combined balance sheet, the following is a preliminary estimate of the adjustments required to be made to the assets to be acquired and liabilities to be assumed by us in the Transaction. These amounts have been reconciled to the estimate of consideration expected to be transferred, as follows:

	Millions of dollars
Book value of net assets of Exxaro Mineral Sands at March 31, 2012:		$783.5
Adjustments for assets and liabilities not acquired:
Less: cash	(117.4)
Less: related party receivables	(1,464.2)
Less: historical intangible assets	(16.3)
Less: historical deferred tax assets	(105.6)
Less: other long term assets not assumed	(2.4)
Add: historical deferred tax liability	34.0
Add: related party payables:
short-term debt	86.5
long-term debt	184.8
non-current loans with related parties	1,717.5

Book value of net assets acquired		1,100.4

Fair value adjustments to:
Increase the value of inventory	302.1
Increase the value of fixed assets	1,889.0
Increase in non-current liabilities	(111.9)
Record the non-controlling interest	(281.4)

Total fair value adjustments		1,797.8
Gain on bargain purchase		(1,296.1)

Estimate of consideration expected to be transferred		$1,602.1

The allocation of the preliminary purchase price to the fair values of assets acquired and liabilities assumed includes pro forma adjustments to reflect the fair values of Exxaro Mineral Sands’s assets and liabilities at the time of completion of the Transaction. The final allocation of the purchase price could differ materially from the preliminary allocation used to prepare the unaudited pro forma condensed combined balance sheet. These differences will arise for various reasons, including changes in Tronox’s share price, interest rates, currency exchange rates and other valuation variables to be used at the time the Transaction is completed, when compared to the rates used to prepare these unaudited pro forma condensed Combined Financial Statements.

The $1,296.1 million gain arising from the bargain purchase has been reflected in the unaudited pro forma condensed combined balance sheet as an adjustment to retained earnings. However, the gain arising from the bargain purchase has not been reflected in the unaudited pro forma condensed combined statement of operations as it is a non-recurring item that is directly related to the Transaction.

The noncontrolling interest in Exxaro Mineral Sands has been recorded at estimated fair value at March 31, 2012, and represents the 26.0% direct interest in the South African operations that are a part of Exxaro Mineral Sands, which Exxaro has retained in order to comply with the Black Economic Empowerment requirements in South Africa. Exxaro is entitled to exchange this interest for approximately 3.2% in additional shares in Tronox Limited under certain circumstances (i.e., the earlier of the termination of the Empowerment Period or the tenth anniversary of completion of the Transaction).

5.	Presentation of Exxaro Mineral Sands Combined Balance Sheet

The Combined Financial Statements of Exxaro Mineral Sands are presented in South African Rand and have been prepared in accordance with IFRS. Accordingly, certain adjustments have been made to the Combined Financial Statements of Exxaro Mineral Sands in order to (i) convert them to GAAP; (ii) conform their accounting and presentation policies to those applied by Tronox Incorporated; and (iii) present them in U.S. dollars.

The table provided below presents the adjustments made to present Exxaro Mineral Sands’s combined balance sheet on a GAAP basis and to conform its presentation to Tronox Incorporated’s accounting policies. The combined balance sheet of Exxaro Mineral Sands also has been translated from South African Rand to U.S. dollars based on a closing exchange rate at March 31, 2012, of 7.67 South African Rand to the U.S. dollar.

	Exxaro Mineral Sands
	Combined IFRS	Conforming Adjustments	Note		Combined GAAP	Combined GAAP
	R	R			R	$
	(Millions)
Current Assets
Cash and cash equivalents	1,541.6	—			1,541.6	200.8
Accounts receivable:
Third party, net	820.7	—			820.7	106.9
Related party	557.4	—			557.4	72.6
Inventories	2,655.1	(48.5)	(a	)	2,606.6	339.5
Prepaid and other assets	2.0	—			2.0	0.2
Deferred income taxes	—	—			—	—

Total Current Assets	5,576.8	(48.5)			5,528.3	720.0
Property, Plant and Equipment, Net	6,278.8	(864.0)	(b	)	5,399.5	703.3
		(15.3)	(c	)
Intangible Assets, Net	125.2	—			125.2	16.3
Loans with Related Parties	11,242.0	—			11,242.0	1,464.2
Deferred Income Taxes	570.0	241.9	(b	)	810.6	105.6
		(1.3)	(a	)
Other Long-Term Assets	167.2	16.0	(a	)	183.2	23.9

Total Non-Current Assets	18,383.2	(622.7)			17,760.5	2,313.3

Total Assets	23,960.0	(671.2)			23,288.8	3,033.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts Payable:
Third Party	593.5	—			593.5	77.3
Related Party	13.3	—			13.3	1.7
Accrued liabilities	8.4	—			8.4	1.2
Short-term debt	663.9	—			663.9	86.5
Long-term debt due within one year	—	—			—	—
Income taxes payable	—	—			—	—

Total Current Liabilities	1,279.1	—			1,279.1	166.7
Long-term debt	2,059.4	—			2,059.4	268.2
Pension and postretirement benefits	—	—			—	—
Deferred income taxes	243.5	17.8	(c	)	261.3	34.0
Amounts due to related parties	13,187.0	—			13,187.0	1,717.5
Other non-current liabilities	561.1	(74.5)	(c	)	486.6	63.4

Total Non-Current Liabilities	16,051.0	(56.7)			15,994.3	2,083.1
Total Stockholders’ Equity (Deficit)	6,629.9	(622.1)	(b	)	6,015.4	783.5
		(33.8)	(a	)
		41.4	(c	)

Total Liabilities and Stockholders’ Equity	23,960.0	(671.2)			23,288.8	3,033.3

(a)	Exxaro Mineral Sands utilizes the weighted average cost method of inventory costing. Tronox Incorporated utilizes the first-in, first-out (“FIFO”) method of inventory costing. This adjustment is to conform Exxaro Mineral Sands’s inventory costing policy and the related deferred tax impact to Tronox Incorporated’s accounting policy.
(b)	Under IFRS, Exxaro Mineral Sands reverses an impairment loss taken in prior periods on long-lived assets (other than goodwill) when there is an indication that the basis for the previous impairment no longer exists. Under GAAP, reversal of a previously recorded impairment is prohibited. This adjustment has been made to reverse the impairment reversal recorded under IFRS, and to reflect the related deferred tax impact, in order to comply with GAAP.
(c)	Under IFRS, Exxaro Mineral Sands recognizes an asset retirement obligation due to constructive obligations associated with its synthetic rutile and pigment plants. Under GAAP, Tronox Incorporated recognizes asset retirement obligations only when it has a legal obligation to perform asset retirement activities. This adjustment is to reverse the asset retirement obligations and the related deferred tax impact recorded by Exxaro Mineral Sands to conform to Tronox Incorporated’s accounting policy.

6.	Unaudited Pro Forma Condensed Combined Balance Sheet—Pro Forma Adjustments

(a)	To record the payment of $197.5 million to Tronox Incorporated shareholders. This adjustment represents the payment of the $12.50 per share cash consideration for the assumed 100% exchange of 15.8 million shares held by Tronox Incorporated shareholders for 15.8 million Class A Shares. The Transaction Agreement provides that up to 15.0% of Tronox Incorporated stockholders may elect to receive one Exchangeable Share, rather than one Class A Share and an amount of cash equal to $12.50. If 15.0% of Tronox Incorporated stockholders elected to receive Exchangeable Shares, this payment would be reduced by $29.6 million and a corresponding obligation recorded.
(b)	To record the additional $150.0 million in proceeds expected to be received from the new lending facility.
(c)	To record the elimination of transactions between Tronox Incorporated and Exxaro Mineral Sands.
(d)	To adjust the carrying values of the assets acquired to their estimated fair value. See footnote 4 for additional discussion related to the preliminary estimate of the assets acquired and liabilities assumed.
(e)	To adjust the tax provision to reflect the effects of the pro forma adjustments.
(f)	To record the 26.0% noncontrolling interest in the South African operations that are part of Exxaro Mineral Sands, which Exxaro has retained in order to comply with the BEE requirements in South Africa. The noncontrolling interest consists of the following as of March 31, 2012:

Noncontrolling interest share adjustment:	(Millions of dollars)
Fair value of noncontrolling interest (see footnote 4)	$281.4
Bargain purchase gain, net of taxes of $44.8 million attributed to noncontrolling interest(1)	115.4

Noncontrolling interest at March 31, 2012	$396.8

Notes:

(1)	The $115.4 million bargain purchase gain, net of taxes of $44.8 million, attributed to the noncontrolling interest consists of 26% of the $616.3 million gross bargain purchase gain that arose on the acquisition of the Exxaro Mineral Sands South African operations, net of tax at the South African statutory rate of 28%.

(g)	Reflects adjustments to Tronox Limited stockholders’ equity following completion of the Transaction as follows:

(Millions of dollars)
Payments of cash consideration of $12.50 per share to Tronox Incorporated shareholders	$(197.5)
Fair value of shares issued to Exxaro	1,602.1
Bargain purchase, net of taxes of $127.7 million(1)	1,008.2
Accelerated vesting of restricted shares and reclassification to equity	5.9
Elimination of Exxaro’s stockholders’ equity	(783.5)
Elimination of profit in inventory	(13.0)

Adjustment to stockholders’ equity	$1,622.2

Notes:

(1)	The bargain purchase gain attributed to Tronox Limited stockholders’ equity consists of the following:

(Millions of dollars)
74% of the $616.3 million bargain purchase gain arising from the acquisition of the Exxaro Mineral Sands South African operations	$456.1
Less: Taxes at the South African statutory rate of 28%	(127.7)

Net bargain purchase gain on the Exxaro Mineral Sands South African operations	328.4
Add: 100% of the $679.8 million bargain purchase gain arising from the acquisition of the Exxaro Mineral Sands Australian operations	679.8

Bargain purchase gain attributed to Tronox Limited stockholders’ equity	$1,008.2

(h)	To eliminate certain assets and liabilities of Exxaro Mineral Sands which will not be acquired as part of the Transaction. See footnote 4 for additional discussion related to these items.

7.	Presentation of Exxaro Mineral Sands Combined Statements of Operations

The Combined Financial Statements of Exxaro Mineral Sands are presented in South African Rand and have been prepared in accordance with IFRS. Accordingly, adjustments have been made to the combined statements of operations of Exxaro Mineral Sands in order to (i) convert them to GAAP; (ii) conform their accounting and presentation policies to those applied by Tronox Incorporated; and (iii) present them in U.S. dollars.

The tables provided below present the adjustments made to present Exxaro Mineral Sands’s combined statements of operations on a GAAP basis and to conform their presentation to conform to Tronox Incorporated’s accounting policies. The combined statements of operations of Exxaro Mineral Sands also have been translated from South African Rand to U.S. dollars at an average exchange rate of 7.74 Rand to the U.S. dollar for the three month period ended March 31, 2012, and 7.23 Rand to the U.S. dollar for the year ended December 31, 2011.

STATEMENT OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2012

	Exxaro Mineral Sands
	Combined IFRS		Conforming Adjustments		Note	Combined GAAP		Combined GAAP
	R		R			R		$
	(Millions)
Net Sales		1,819.2		(0.7)	(a)		1,818.5	234.9
Cost of goods sold		(366.1)		(709.0)	(b)		(1,050.1)	(135.7)
				41.0	(c)
				(3.2)	(d)
				(12.8)	(e)

Gross Margin		1,453.1		(684.7)			768.4	99.2
Selling, general and administrative expenses		(740.0)		709.0	(b)		(31.0)	(4.0)
Provision for environmental remediation and restoration, net of reimbursements		(2.4)		—			(2.4)	(0.3)

Income from Operations		710.7		24.3			735.0	94.9
Interest and debt expense		(40.1)		3.2	(d)		(36.9)	(4.8)
Other income (expense)		18.2		0.7	(a)		18.9	2.5

Income from Continuing Operations before Income Taxes		688.8		28.2			717.0	92.6
Income tax provision		(148.2)		3.6	(e)		(156.9)	(20.3)
				(12.3)	(c)

Income from Continuing Operations	R	540.6	R	19.5		R	560.1	$72.3

STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2011

	Exxaro Mineral Sands
	Combined IFRS	Conforming Adjustments	Note		Combined GAAP	Combined GAAP
	R	R			R	$
	(Millions)
Net Sales	6,585.9	(7.7)	(a	)	6,578.2	909.7
Cost of goods sold	(1,488.0)	(3,213.0)	(b	)	(4,590.4)	(634.8)
		128.2	(c	)
		(17.6)	(d	)

Gross Margin	5,097.9	(3,110.1)			1,987.8	274.9
Selling, general and administrative expenses	(3,305.2)	3,213.0	(b	)	(92.2)	(12.8)
Reversal of impairment	877.0	(877.0)	(e	)	—	—

Income from Operations	2,669.7	(774.1)			1,895.6	262.1
Interest and debt expense	(260.6)	17.6	(d	)	(243.0)	(33.6)
Other income (expense)	61.0	7.7	(a	)	68.7	9.5

Income from Continuing Operations before Income Taxes	2,470.1	(748.8)			1,721.3	238.0
Income tax provision	79.9	246.0	(e	)	288.7	39.9
		(37.2)	(c	)

Income from Continuing Operations	2,550.0	(540.0)			2,010.0	277.9

(a)	Under IFRS, Exxaro Mineral Sands includes interest income within its net sales on the statement of operations. This adjustment has been made to reclassify interest income from net sales to other income/expense in order to conform to GAAP.
(b)	Exxaro Mineral Sands includes certain expenses in selling, general and administrative expenses which Tronox Incorporated includes in cost of goods sold. This adjustment is to conform the expense presentation in accordance with Tronox Incorporated’s presentation policy.
(c)	Exxaro Mineral Sands utilizes the weighted average inventory costing method, while Tronox Incorporated utilizes the FIFO inventory costing method. This adjustment is to conform Exxaro Mineral Sands’s inventory costing method to Tronox Incorporated’s accounting policy and to record the corresponding income tax effect.
(d)	Under IFRS, Exxaro Mineral Sands classifies accretion costs related to asset retirement obligations within finance charges (interest and debt expense). Under GAAP, accretion costs are classified as operating expenses. In 2011, after the application of fresh start accounting, Tronox Incorporated reported accretion costs as part of cost of goods sold. This adjustment has been made to reclassify the accretion costs.
(e)	Under IFRS, Exxaro Mineral Sands reverses an impairment loss taken in prior periods on long-lived assets (other than goodwill) when there is an indication that the basis for the previous impairment no longer exists. Under GAAP, reversal of a previously recorded impairment is prohibited. For the three months ended March 31,2012, this adjustment has been made to reverse the incremental depreciation expense that has been recognized during the period related to the previously recognized impairment reversal, and reflect the related income tax effect, in order to comply with GAAP. For the year ended December 31, 2011, this adjustment has been made to reverse the impairment reversal recorded under IFRS, and reflect the related income tax effect, in order to comply with GAAP.

8.	Unaudited Pro Forma Condensed Combined Statements of Operations—Pro Forma Adjustments

(a)	To record the elimination of intercompany sales between Tronox Incorporated and Exxaro Mineral Sands.
(b)	To record the incremental depreciation expense as a result of allocating a portion of the preliminary purchase price to the property, plant and equipment of Exxaro Mineral Sands, based on straight-line depreciation over expected useful lives ranging from 1-25 years.

(c)	For the three months ended March 31, 2012, this adjustment is to record the effect on interest expense of additional borrowings of $150.0 million on the new $700 million lending facility as well as the elimination of interest expense related to Exxaro Mineral Sands borrowings that are not being assumed. A one-eighth percentage change to the interest rate on the $150.0 million new lending facility would increase or decrease annual interest expense by $0.2 million. For the year ended December 31, 2011, this adjustment is to record the effect on interest expense and amortized debt issuance costs of refinancing the $425.0 million Exit Financing Facility with a new lending facility of $700.0 million as well as the elimination of interest expense related to Exxaro Mineral Sands borrowings that are not being assumed. A one-eighth percentage change to the interest rate on the $700.0 million new lending facility would increase or decrease annual interest expense by $0.9 million.
(d)	To record the elimination of reorganization income arising from Tronox Incorporated’s emergence from bankruptcy, which does not have a continuing impact and therefore, is not being reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2011.
(e)	To record the tax effects associated with the pro forma adjustments, based on the statutory tax rates applicable for the respective jurisdictions which range from 20.0% to 35.0%.
(f)	To record the income from continuing operations attributable to the 26.0% noncontrolling interest that Exxaro will retain in the South African operations of Exxaro Mineral Sands upon completion of the Transaction.
(g)	To record the elimination of Transaction related advisory and legal expenses incurred, which do not have a continuing impact and therefore, are not being reflected in the unaudited pro forma condensed combined statement of operations for the three month period ended March 31, 2012, and for the year ended December 31, 2011.

9.	Pro Forma Earnings Per Share

In conjunction with the Transaction, the existing Tronox Incorporated shares will be cancelled. Accordingly, the pro forma weighted average number of shares outstanding has been computed by including the number of Class A Shares and Class B Shares which are expected to be issued upon completion of the Transaction.

(in thousands)
Pro Forma Combined Basic Weighted Average Shares
Shares issued to Tronox Incorporated Stockholders	15,238
Shares issued to Exxaro	9,951

Pro forma Combined Basic Weighted Average Shares	25,189

Pro Forma Combined Diluted Weighted Average Shares
Shares issued to Tronox Incorporated Stockholders	15,238
Shares issued to Exxaro	9,951
Incremental Tronox Incorporated dilutive securities
Class A & Class B warrants	587

Pro forma Combined Diluted Weighted Average Shares	25,776

MARKET PRICE AND DIVIDEND DATA OF TRONOX INCORPORATED

Prior to September 30, 2008, Tronox Incorporated’s Class A and Class B common stock were traded on the NYSE. From September 30, 2008 through the effective date of the Plan, February 14, 2011, Tronox Incorporated’s Class A and Class B common stock traded in the “Pink Sheets” under the symbols “TROXAQ” and “TROXBQ,” respectively. As of the effective date of the Plan, Tronox Incorporated’s Class A and Class B common stock were extinguished, and new shares of Tronox Incorporated common stock were issued. Tronox Incorporated common stock trades in the “Pink Sheets” under the symbol “TROX.”

The following table sets forth, for the periods indicated, the range of high and low trade prices per share in the “Pink Sheets” of Tronox Incorporated’s Class A and Class B common stock through the effective date of the Plan and Tronox Incorporated’s common stock from the effective date of the Plan through April 18, 2012.

	Class A		Class B
Tronox Incorporated Class A and Class B common stock	High	Low	High	Low
2009
First Quarter	$0.08	$0.02	$0.06	$0.01
Second Quarter	0.20	0.04	0.18	0.03
Third Quarter	0.38	0.09	0.34	0.05
Fourth Quarter	0.80	0.13	0.72	0.15
2010
First Quarter	$0.83	$0.39	$0.80	$0.38
Second Quarter	0.45	0.53	1.40	0.50
Third Quarter	0.60	0.12	0.60	0.13
Fourth Quarter	1.35	0.13	1.33	0.10
2011
First Quarter (through February 14, 2011)	$2.04	$1.15	$2.02	$1.17

	New Common Stock
Tronox Incorporated common stock	High	Low
2011
First Quarter (February 15, 2011 to March 31, 2011)	$143.99	$121.00
Second Quarter	$158.00	$115.00
Third Quarter	$165.35	$76.85
Fourth Quarter	$129.00	$74.75
2012
First Quarter	$176.00	$118.00
Second Quarter (through June 11, 2012)	$190.00	$148.00

As of June 11, 2012, the last reported bid price of Tronox Incorporated common stock on the “Pink Sheets” was $161.00.

Tronox Incorporated has not paid stock or cash dividends on any of its common stock in the two most recent fiscal years.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(a)	Weighted-average exercise price of outstanding options, warrants and rights(b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column(a))
		as of March 31, 2012
Equity compensation plans approved by security holders	73,466	$110.61	769,633
Equity compensation plans not approved by security holders	—	—	—
Total	73,466	$110.61	769,633

Stockholders

As of April 30, 2012, there were approximately 599 holders of record of Tronox Incorporated common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We conduct transactions with Basic Management, Inc. (“BMI”) and its subsidiaries in support of the our Henderson, Nevada facility. Tronox Incorporated previously owned approximately 30% in these companies, which was contributed to the Nevada Environmental Trust as part of the Plan. We no longer has any investment in BMI or its subsidiaries. For the years ended December 31, 2010 and 2009, payments made to BMI totaled $0.5 million, and $0.6 million, respectively.

We conduct transactions with Exxaro Australia Sands Pty Ltd, a subsidiary of Exxaro and previously our 50% partner in the Tiwest Joint Venture. We purchased, at open market prices, raw materials used in its production of TiO2 and Exxaro’s share of TiO2 produced by the Tiwest Joint Venture. We also provide administrative services and product research and development activities, which were reimbursed by Exxaro. For the three months ended March 31, 2012, eleven months ended December 31, 2011, two months ended March 31, 2011, one month ended January 31, 2011, and years ended December 31, 2010 and 2009, the Company made payments of $82.9 million, $315.8 million, $12.8 million, $44.0 million, $108.9 million and $115.6 million, respectively, and received payments of $7.0 million, $7.5 million, $2.0 million, nil, $2.2 million and $3.6 million, respectively, related to these transactions. The total payments to Exxaro of $315.8 million in the eleven months ended December 31, 2011, include $79.1 million related to the Company’s purchase of its 50% share of the Tiwest Joint Venture Kwinana pigment plan expansion in June 2011.

During the three months ended March 31, 2012, eleven months ended December 31, 2011, two months ended March 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, approximately 18.4%, 20.3%, 19.5%, 21.7%, 15.1% and 13.8%, respectively, of raw materials were purchased from the Tiwest Joint Venture.

Exxaro Mineral Sands enters into inter-company and related party commercial agreements in the ordinary course of its business. In total, as of December 31, 2011 and 2010, Exxaro Mineral Sands owed R9,401.0 million ($1,162.1 million) and R8,561.9 million ($1,293.3 million), respectively, to Exxaro and other Exxaro companies. Part of these borrowings are unsecured loans with no fixed repayment terms from Exxaro and other Exxaro companies with balances of R7,475.2 million ($924.0 million) and R6,215.3 million ($938.9 million) as of December 31, 2011 and 2010, respectively. Exxaro Mineral Sands made interest payments to Exxaro for the Namakwa Sands loan in the amount of R154.6 million ($21.3 million), R208.4 million ($28.4 million) and R307.7 million ($36.5 million) in 2011, 2010 and 2009, respectively. Exxaro Mineral Sands also advances funds to other entities in the Exxaro group of companies. As of December 31, 2011 and 2010, Exxaro Mineral Sands was owed R1,151.1 million ($142.3 million) and R1,057.5 million ($159.7 million), respectively, by Exxaro and other companies within the Exxaro group.

Exxaro Mineral Sands paid fees to Exxaro for management, information technology, administrative and accounting services, research and development costs of R149.5 million ($20.6 million), R152.8 million ($20.8 million) and R151.2 million ($18.0 million) for the years ended December 31, 2011, 2010 and 2009, respectively.

Exxaro did not receive dividends from Exxaro Mineral Sands during 2010 and 2009. In 2011, Exxaro Sands Holdings BV, an Exxaro Mineral Sands entity, paid dividends to Exxaro International BV, a non-Exxaro Mineral Sands entity, in the amount of R685.7 million ($94.4 million).

DESCRIPTION OF CAPITAL STOCK

The following summary of the capital stock of Tronox Limited is based on the provisions of its Constitution and on the applicable provisions of the Australian Corporations Act as in effect on the date of this prospectus. We urge you to read the Constitution carefully, a copy of which is included as and exhibit to the registration statement of which this prospectus forms a part.

Ordinary Shares

Share Capital

Upon completion of the Transaction, we expect to have 15,238,612 Class A Shares and 9,950,856 Class B Shares outstanding, assuming all the Exchangeable Shares have been exchanged for Class A Shares, and have 1,052,582 warrants to receive Class A Shares outstanding.

Under the terms of the Constitution and the Shareholder’s Deed, holders of Class B Shares will have certain rights that differ from those of holders of Class A Shares. For more information regarding ownership of Class B Shares by Exxaro and the rights associated with Class B Shares, see the section of this prospectus entitled “Description of the Transaction Documents—Shareholder’s Deed.” In addition, certain significant corporate actions will require the approval of holders of Class A Shares and Class B Shares voting as separate classes. For example, for as long as the Class B Voting Interest is at least 20.0%, a separate vote by holders of Class A Shares and Class B Shares is required to approve certain types of mergers of similar transactions that result in a change in control or a sale of all or substantially all of the assets of Tronox Limited, or any reorganization or similar transaction that does not treat Class A Shares and Class B Shares equally. For more information on actions that require class votes, see the section below entitled “—Shareholder Approval of Certain Actions.”

Dividends

Class A Shares and Class B Shares generally have the same rights to dividends and distributions.

The Tronox Limited board of directors may resolve to pay any dividend it thinks appropriate and fix the time for payment, however, under the Australian Corporations Act, Tronox Limited must not pay a dividend unless (i) the company’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend, (ii) the payment is fair and reasonable to the company’s shareholders as a whole, and (iii) payment of the dividend does not materially prejudice the company’s ability to pay its creditors.

The Shareholder’s Deed states that the amount of Tronox Limited’s dividends will be based on, among other things, its results of operations, cash requirements, financial condition, contractual restrictions and other factors that the Tronox Limited board of directors may deem relevant.

Voting Rights

On a poll, a shareholder has one vote for every share held. However, in order to preserve the relative voting proportions, as between Class A Shares and Class B Shares, votes attached to Class A Shares will be scaled up for as long as any Exchangeable Shares exist. Accordingly, while any Exchangeable Shares exist, the number of votes cast by Class A shareholders, or treated as attached to Class A Shares, will be multiplied by the quotient obtained by dividing (i) the aggregate number of issued Class A Shares and issued Exchangeable Shares as of the record date for the shareholders’ meeting by (ii) the aggregate number of issued Class A Shares as of the record date for the shareholders’ meeting.

Conversion of Class B Shares

Subject to certain exceptions set forth in the Constitution, a Class B Share will automatically convert to a Class A Share when transferred to a person other than an affiliate of the holder of Class B Shares. For so long as the Class B Voting Interest is less than 45.0%, every issued Class A Share acquired by Exxaro or its controlled affiliates will automatically convert to a Class B Share.

Changes to Share Capital

Subject to the Australian Corporations Act, the Tronox Limited board of directors may issue, grant options over or otherwise dispose of, unissued shares (other than partly paid shares) to any person on the terms, with the rights and at the times that the Tronox Limited board of directors decides except that:

•	the Tronox Limited board of directors may not issue additional Class B Shares unless:

•	a resolution approving the issue is passed by the holders of at least 80.0% of all issued Class B Shares;

•	the issue is required or permitted pursuant to an agreement with the holders of Class B Shares (including the Shareholder’s Deed); or

•	pursuant to a dividend reinvestment plan.

•

unless other rights have been approved by 75.0% of votes cast at a general meeting, Tronox Limited may only issue preference shares on the terms set out in the Constitution. These terms include repayment of capital, participation in surplus assets and profits, cumulative and non-cumulative dividends, voting, and priority of payment of capital and dividends in relation to other shares or classes of preference shares.

A reduction of capital and certain buy-backs of shares require shareholder approval under the Australian Corporations Act. Tronox Limited may reduce its share capital if the reduction (a) is fair and reasonable to Tronox Limited’s shareholders as a whole, (b) does not materially prejudice Tronox Limited’s ability to pay its creditors and (c) is approved by shareholders in accordance with the Australian Corporations Act.

If the reduction is an “equal reduction” (that is, it applies only to ordinary shares and applies to each holder of ordinary shares in the same manner in proportion to the number of ordinary shares held), it must be approved by more than 50.0% of votes cast at a general meeting.

If it is not an equal reduction, it must be approved by either (a) 75.0% of votes cast at a general meeting, with no votes cast in favor of the resolution by any person who is to receive consideration for the reduction, or their associates or (b) a resolution agreed to at a general meeting of all ordinary shareholders. If the reduction involves the cancellation of shares, it must also be approved by 75.0% of votes cast at a meeting of the shareholders whose shares are to be cancelled.

Tronox Limited may buy-back shares if the buy-back does not materially prejudice Tronox Limited’s ability to pay its creditors and the company follows the procedures in the Australian Corporations Act. An on-market, employee share scheme or “equal access” buy-back (that is, where the offers under the buy-back relate only to ordinary shares and are made to each ordinary shareholder to buy-back the same percentage of their ordinary shares) of voting shares which, when combined with other voting shares bought back in the previous 12 months, would constitute more than 10.0% of the smallest number of votes attached to voting shares of the company on issue in the last 12 months must be approved by a resolution passed by a majority of the votes cast at a general meeting of the shareholders. A buy-back that is a “selective buy-back” (that is, where the offers under the buy-back are not made to all shareholders) must be approved by either (i) 75.0% of the votes cast at a general meeting of the shareholders, with no votes being cast in favor of the resolution by any person whose shares are proposed to be bought back or their associates, or (ii) all ordinary shareholders.

Variation of Class Rights

Variation of class rights must be approved by a majority of the votes attached to all issued shares of the class proposed to be affected at a separate meeting of the holders of that class of shares. Under the Australian Corporations Act, if shareholders in a class do not all agree to a variation or cancellation of their rights or a modification to the Constitution to allow their rights to be varied or cancelled, shareholders with at least 10.0% of the votes in the class may apply to court (within one month after the variation is made) to have the variation, cancellation or modification set aside. The court may set aside the variation, cancellation or modification if the court is satisfied that it would unfairly prejudice the applicants. The court must confirm the variation, cancellation or modification if the court is not satisfied that the variation, cancellation or modification would cause unfair prejudice.

Shareholder Meetings

An annual general meeting must be held at least once each calendar year and within five months of the end of Tronox Limited’s financial year. A shareholder meeting may be convened at any time by the Tronox Limited board of directors, the Chairman of the Tronox Limited board of directors or the chief executive officer. Under the Australian Corporations Act, shareholders holding at least 5.0% of the votes that may be cast at a general meeting may call, and arrange to hold, a meeting of the company. Directors must call, and arrange to hold, a meeting at the request of shareholders with at least 5.0% of the votes that may be cast at a general meeting or at least 100 shareholders who are entitled to vote at the general meeting. The meeting must be called within 21 days after the request is given to the company.

In general, shareholders must be given at least 21 days’ written notice of a general meeting of Tronox Limited. Notice is deemed to be given one business day after posting. Under the Australian Corporations Act, (i) shareholders of a company holding at least 5.0% of the votes that may be cast on the resolution or (ii) at least 100 shareholders entitled to vote at a general meeting may give notice to the company proposing a resolution for consideration at the next general meeting that occurs more than two months after the notice is given.

Any action required or permitted to be taken by holders of Class A Shares or shareholders as a whole must be taken at a shareholder meeting. Holders of Class B Shares may act by written consent in relation to a matter to be considered at a separate meeting of holders of Class B Shares.

Except as otherwise provided in the Constitution and subject to the Australian Corporations Act, holders of a majority of all issued Class A Shares and Class B Shares entitled to vote at a general meeting will constitute a quorum. Under the Shareholder’s Deed, holders of Class B Shares have agreed to be present at all general meetings of Tronox Limited for three years from the date of the Shareholder’s Deed (expected to be on or about completion of the Transaction).

Small Share Parcels

The Tronox Limited board of directors may sell a share, other than a Class B Share, that is part of a holding of 100 shares or less, with or without the consent of the shareholder, in accordance with the Constitution.

Voluntary Winding-up

Class A Shares and Class B Shares carry the same rights on a winding-up.

Under the Australian Corporations Act, if approved by 75.0% of the votes cast at a general meeting, Tronox Limited may be voluntarily wound up. In addition, a shareholder may commence proceedings to wind up a company in certain circumstances, including on the grounds that it is “just and equitable” to do so.

Board of Directors

Size and Composition of the Board

For as long as the voting interest held by holders of the Class B Voting Interest is at least 10.0% of the total voting interest in Tronox Limited, there must be nine directors on the board; and the holders of Class A Shares will be entitled to vote separately to elect a certain number of directors to the board, which we refer to as Class A Directors and the holders of Class B Shares will be entitled to vote separately to elect a certain number of directors to the board, which we refer to as Class B Directors. If the Class B Voting interest is: greater than or equal to 30.0%, the board will consist of six Class A Directors and three Class B Directors; greater than or equal to 20.0% but less than 30.0%, the board will consist of seven Class A Directors and two Class B Directors; greater than or equal to 10.0% but less than 20.0%, the board will consist of eight Class A Directors and one Class B Director; and less than 10.0%, the board will consist of Class A Directors only.

If the number of Class A Directors or Class B Directors is less than the number specified in the Constitution, as described above, the remaining directors in the class of director for which there is a vacancy may appoint, by the affirmative vote of the majority of the remaining directors of that class, a person to be a Class A or Class B Director, as the case may be.

Nomination of Directors by Shareholders

A person cannot be elected as a director by a general meeting of Tronox Limited unless the person is nominated (i) by the Nominating Committee, or (ii) by shareholders who hold or beneficially own 5.0% (or more) of the voting shares and have held such shares since completion of the Transaction or for at least three years, and such shareholders must submit a nomination complying with the timing and informational requirements in the Constitution. To be timely, a nomination by shareholders must be received by Tronox Limited not later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, in advance of the anniversary of the previous year’s annual general meeting. However, if the annual meeting is the first annual meeting or is held on a day which is more than 30 days preceding the anniversary of the previous year’s annual meeting or more than 70 days after the anniversary of the previous year’s annual meeting, the nomination must be delivered no earlier than the close of business on the 120th day prior to the annual meeting and not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the date on which Tronox Limited first publicly announces the date of such meeting. The nomination must contain the information specified in the Constitution, including information regarding the name, age, address and occupation of the nominee, and be accompanied by a consent to act as a director, and to be named in the notice of meeting, signed by the nominee.

Election of Directors

Class A Directors are elected by a plurality of the votes of Class A shareholders voting. Class B Directors are likewise elected by a plurality of votes of the Class B shareholders voting. A person can only be validly elected as a director at the annual general meeting of Tronox Limited.

Removal of Directors

Subject to the Australian Corporations Act, Class A Directors can be removed only for cause by a resolution passed by a majority of the votes attached to all issued Class A Shares at a separate meeting of the holders of Class A Shares. Class B Directors can be removed (with or without cause) by a resolution passed by a majority of the votes attached to all issued Class B Shares, at a separate meeting of the holders of Class B Shares, or the consent (delivered in writing to the company) of the holders of a majority of issued Class B Shares.

In addition, under the Australian Corporations Act a director can be removed (with or without cause) by greater than 50.0% of the votes cast by shareholders being in favor. Class A Shares carry no votes on a resolution to remove a Class B Director, and Class B Shares carry no votes on a resolution to remove a Class A Director.

The removal of a Class A Director or a Class B Director (as applicable) does not take effect until a replacement director is appointed by a resolution passed by a majority of all issued shares in the relevant class.

Term of Office

The term of office for our directors is approximately one year. At each annual general meeting, each director (other than the chief executive officer) must retire from office, and, subject to certain exceptions set forth in the Constitution, at the same meeting the retiring director will become eligible for re-election.

Indemnification

Subject to the Australian Corporations Act, the company must indemnify every director, secretary or other officer of the company and its related bodies corporate against a liability incurred as such a director, secretary or other officer, unless the liability arises out of conduct involving a lack of good faith.

Under the Australian Corporations Act, a company must not indemnify a director, secretary or other officer (other than for legal costs) for:

•	a liability owed to the company or related body corporate;

•	a liability for a pecuniary penalty order or compensation order; or

•	a liability owed to someone other than the company or a related body corporate arising out of conduct which is not in good faith.

In addition, a company must not indemnify a director, secretary or other officer in relation to legal costs where the liability is incurred:

•	in defending proceedings in which the person is found to have a liability for which they could not be indemnified above;

•	in defending criminal proceedings in which the person is found guilty;

•	in defending proceedings brought by ASIC or a liquidator for a court order if the grounds for making the order are found to have been established by the court; or

•	in connection with proceedings for relief where the court denies relief.

An indemnity in breach of the above is void.

Under the Australian Corporations Act, a company must not pay premiums for an insurance policy which insures its officers against liabilities (other than for legal costs) arising out of:

•	a willful breach of duty in relation to the company; or

•	a contravention of the Australian Corporations Act relating to improper use of position or information.

Under the Australian Corporations Act, a company must not exempt a person from a liability to the company incurred as a director, secretary or other officer of the company. Such an exemption is void.

Interested Directors

Under the Australian Corporations Act and subject to limited exceptions, a director who has a material personal interest in a matter that relates to the affairs of the company must give the company notice (giving details of the nature and extent of his interest and the relation of the interest to the affairs of the company) of his material personal interest. The director cannot vote or be present at a meeting of directors considering and voting on a resolution in respect of such a matter unless non-interested directors pass a resolution allowing the interested director to be present and vote.

If there are too many interested directors to form a quorum, a director may call a general meeting of members to consider the matter.

Qualification of Directors

A director need not hold shares in Tronox Limited. A person cannot be appointed or elected as a director unless the Nominating Committee has first nominated or approved the appointment or election. In determining whether to nominate or approve a person to be a director, the Nominating Committee must take into account the relevant legal and stock exchange listing requirements and any reasonable and customary corporate governance standards adopted by Tronox Limited. With respect to Class B Directors and subject to certain limitations in the Constitution, the Nominating Committee must nominate for appointment as a director the persons identified in a written nomination signed by the holders of a majority of the Class B Shares to be Class B directors.

Retirement of Directors

At each annual general meeting, each director other than the chief executive officer must retire from office. A director’s retirement takes effect at the end of the relevant annual general meeting unless the director is re-elected at that meeting. There is no mandatory retirement age for directors. A person will automatically cease to be a director in the circumstances set out in the Constitution, including if the person becomes disqualified from managing corporations under the Australian Corporations Act, resigns, is removed by shareholders (see below) or is a chief executive officer and ceases to hold that office.

Powers of the Tronox Limited Board of Directors

Subject to applicable law, the business and affairs of Tronox Limited will be managed by or under the direction of the Tronox Limited board of directors. The Tronox Limited board of directors (i) may appoint officers of Tronox Limited, including a chief executive officer, and specify their powers and duties, and (ii) subject to applicable law, may exercise every right, power or capacity of Tronox Limited, and, subject to applicable law, neither Tronox Limited in general meeting nor the shareholders may exercise such rights or power.

Delegation of Powers by the Tronox Limited Board of Directors

The Tronox Limited board of directors may delegate any of its powers in accordance with applicable law. Tronox Limited will initially establish three committees of the Tronox Limited board of directors as follows:

•

Nominating Committee: a nominating and corporate governance committee consisting only of Class A Directors who meet certain criteria. These criteria exclude executive directors of Tronox Limited from serving on the Nominating Committee.

•

Special Committee: a committee of the Tronox Limited board of directors consisting only of certain non-executive Class A Directors, whose members are determined at the discretion of the Tronox Limited board of directors, formed to address issues and matters relating to any transaction or matter between the holders of Class B Shares or any affiliate of a holder of Class B Shares, on the one hand, and Tronox Limited or any affiliate of Tronox Limited, on the other, including under the Constitution, any takeover, scheme of arrangement or other change of control transaction proposed by a holder of Class B Shares, or any affiliate of a holder of Class B Shares, in relation to Tronox Limited, and under any agreement or arrangement relating to the business and affairs of holders of Class B Shares or any affiliate of a holder of Class B Shares on the one hand, and Tronox Limited or an affiliate on the other hand.

•

Audit Committee: a committee comprising three directors, all of whom must satisfy the requirements of Rule 10A-3 under the Exchange Act, as amended, and the rules and regulations thereunder as in effect from time to time, and have the authority required by Rule 10A-3, including responsibility for the appointment, compensation, retention and oversight of Tronox Limited’s auditor, establishing procedures for addressing complaints related to accounting or audit matters and engaging necessary advisors.

Duties of Directors

The directors of Tronox Limited have certain fiduciary obligations to Tronox Limited, including obligations under the common law or set out in the Australian Corporations Act. These include a duty to act in good faith in the interests of Tronox Limited and for a proper purpose, a duty to exercise care and diligence, a duty not to improperly use their position or Tronox Limited’s information to their advantage or to Tronox Limited’s detriment, a duty not to fetter their discretion and a duty to avoid conflicts of interest.

Remuneration of Directors

The Tronox Limited board of directors may set the remuneration of each executive director. Non-executive directors are entitled to be paid an amount which in total does not in any year exceed $600,000 multiplied by the number of non-executive directors, or any greater amount approved by Tronox Limited in general meeting. Tronox Limited must pay all reasonable expenses incurred by a director in performing their duties as a director. Tronox Limited may also pay retirement or termination benefits to a director subject to the restriction described in the next paragraph.

The Australian Corporations Act prohibits Tronox Limited from giving a director a financial benefit unless it obtains the approval of shareholders or the financial benefit is exempt. Exempt financial benefits include reasonable remuneration and reimbursement of expenses, reasonable indemnities, insurance premiums and payment for legal costs not otherwise prohibited by the Australian Corporations Act and benefits given on arm’s-length terms.

The Australian Corporations Act prohibits a company from giving a director a benefit in connection with the director’s retirement from office unless an exception applies or the benefit is given with shareholder approval. Shareholder approval is generally required for benefits paid to a director in excess of one year’s base salary.

Meetings of the Tronox Limited Board of Directors and Approval of Certain Matters

For so long as the Class B Voting Interest is at least 10.0%, the quorum for a board meeting is six directors (at least one of whom must be a Class B Director). Generally, a resolution of the Tronox Limited board of directors must be passed by a majority of the votes cast by directors present and entitled to vote on the resolution. For so long as the Class B Voting Interest is not less than 10.0%, certain resolutions specified in the Constitution must be passed by the affirmative vote of any six directors, including resolutions concerning the election or termination of the Chairman of the Board or Chief Executive Officer of Tronox Limited, certain delegations of board powers to a committee, the decision to pay dividends, the settlement of certain environmental claims, the issuance of certain voting shares or securities convertible into voting shares in Tronox Limited where the amount to be issued when combined with any other issues in the preceding twelve months would exceed 12.0% of Tronox Limited’s then-issued voting shares, entering into certain material acquisitions, dispositions, obligations or agreements, and entering into a new business area.

Amendments to the Constitution

Amendment of the Constitution requires the approval of 75.0% of the votes cast at a general meeting. In addition, a resolution to amend the Constitution will not be effective unless:

•	the board has approved the proposed resolution by the majority required under the Constitution;

•	a majority of the votes attached to all issued voting shares have been voted in favor of the resolution;

•

in the case of a resolution that adversely affects a class of shares, a majority of the votes attached to all issued voting shares of the class proposed to be affected have been voted in favor of the resolution at a separate meeting of the holders of that class of voting shares; and

•	in the case of a resolution inconsistent with the purpose or intent of:

(a)	rules concerning officers’ indemnity and insurance and amendment of the Constitution, the holders of votes attached to at least 80.0% of all issued voting shares have voted in favor;

(b)	rules concerning the number of Class A and Class B Directors, appointment, election and removal of Class A Directors, the prohibition on acquisitions of voting power exceeding 20.0% and action that may be taken by the board should that occur, the transfer and conversion of Class B Shares or the conversion of Class A Shares, the holders of votes attached to at least 80.0% of all issued Class A Shares have voted in favor at a separate meeting of the holders of Class A Shares; or

(c)	rules concerning the number of Class A and Class B Directors, appointment, election and removal of Class B Directors, the prohibition on acquisitions of voting power exceeding 20.0% and action that may be taken by the board should that occur, the transfer and conversion of Class B Shares or the conversion of Class A Shares, the holders of votes attached to at least 80.0% of all issued Class B Shares have voted in favor at a separate meeting of the holders of Class B Shares.

Shareholder Approval for Certain Actions

Except in respect of matters relating to election of directors or as otherwise required by the Constitution or by law, all matters to be voted on by Tronox Limited shareholders must have been approved by a majority of the shares present in person or by proxy, attorney or representative at the meeting and entitled to vote on the subject matter.

Merger/Sale of Assets

A merger, scheme of arrangement, share issue or other similar transaction under which the consideration to be received by shareholders immediately prior to the transaction (taken as a whole) would not entitle those shareholders to, in the aggregate, at least 50.0% of the voting power (as defined in the Constitution) immediately following the transaction, or the sale of all or substantially all of the assets of Tronox Limited, must be approved by the board and

•

for so long as the Class B Voting Interest is at least 20.0%, also by resolutions passed by a majority of the votes attached to all issued Class A Shares and a majority of votes attached to all issued Class B Shares, such resolutions to be passed at separate meetings of the holders of each class of shares; or

•	if the Class B Voting Interest is less than 20.0%, a resolution passed by a majority of votes attached to all issued voting shares.

Reorganization

Any reorganization, consolidation, scheme of arrangement, share issue or similar transaction which does not treat Class A Shares and Class B Shares equally requires:

•

for so long as the Class B Voting Interest is at least 20.0%, approval by resolutions passed by a majority of the votes attached to all issued Class A Shares and a majority of votes attached to all issued Class B Shares, such resolutions to be passed at separate meetings of the holders of each class of shares; or

•	if the Class B Voting Interest is less than 20.0%, approval by a resolution passed by a majority of votes attached to all issued voting shares.

Limits on Acquisitions of Shares

Any increase in the voting power (as defined in the Constitution) of a person in Tronox Limited from (a) 20.0% or below to more than 20.0%, or (b) a starting point that is above 20.0% and below 90.0% must be approved:

•

if the transaction is a merger or similar transaction under which the consideration to be received by Tronox Limited shareholders immediately prior to the transaction (taken as a whole) would not entitle

•

those shareholders to, in the aggregate, at least 50.0% of the voting power (as defined in the Constitution) immediately following the transaction, or sale of all or substantially all of the company’s assets, in accordance with the requirements described above under “Shareholder Approval of Certain Actions—Merger/Sale of Assets”; or

•

by a resolution passed by the holders of votes attached to at least 75.0% of all issued Class A Shares, voting at a separate meeting and, if the Class B Voting Interest is at least 20.0%, by a resolution passed by holders of votes attached to at least 75.0% of all issued Class B Shares, voting at a separate meeting; or

•	by the board,

unless it is expressly exempted by the Shareholders Deed.

If an increase in voting power occurs which requires approval as set forth in the preceding paragraph, and the requisite approval is not obtained, the Tronox Limited board of directors can take steps to disenfranchise the relevant shareholder and compel the sale of shares held by that shareholder to reduce the voting power to the permitted level. The definition of voting power in the Constitution is broad and includes control by persons or their associates over voting or disposal of voting shares.

For the purpose of determining whether the resolutions referred to above have been passed by the required percentage of issued shares, shares held by the acquirer and its affiliates are excluded from the numerator and denominator.

Proportional Takeover Offers

The Australian Corporations Act requires that a takeover offer be for all shares in a class or it must be a proportional takeover offer (that is, an offer for the same proportion of each shareholder’s holding of shares in that class). A proportional takeover offer for Tronox Limited will not be effective unless (a) more than 50.0% of the votes cast at a meeting to consider the takeover offer are in favor (excluding any votes cast by the bidder and its associates), or (b) the board has failed to propose the resolution in accordance with the requirements of the Australian Corporations Act. This requirement must be renewed (by a resolution passed by 75.0% of votes cast) every three years or it will lapse.

Other Corporate Governance Provisions

Shareholder Derivative Suits

Under the Australian Corporations Act, a shareholder may bring proceedings on behalf of a company for the purpose of the shareholder taking responsibility, on behalf of the company, for the proceedings, subject to the court granting leave for the shareholder to do so.

Statutory Action for Oppression

Under the Australian Corporations Act, a shareholder can commence proceedings in certain circumstances where the affairs of the company have been, are, or will be conducted in an oppressive, unfairly prejudicial, or unfairly discriminatory manner.

Statutory Injunction

A shareholder whose interests have been or will be affected may apply for an injunction restraining an action which would constitute a contravention of the Australian Corporations Act.

Appraisal Rights

Australian law does not provide for appraisal rights.

Financial Reports and Audit

Tronox Limited must prepare a financial report and a directors’ report and report to shareholders annually in accordance with the Australian Corporations Act. The financial report must be audited.

Inspection of Books and Records

Under the Australian Corporations Act, a shareholder may inspect the register of members of the company, and certain other statutory registers, during normal business hours. A shareholder can apply to court for an order authorizing the shareholder (or another person acting on the shareholder’s behalf) to inspect the other books of the company. The court may make the order only if it is satisfied that the shareholder is acting in good faith and that the inspection is being made for a proper purpose.

Anti-takeover Effects of Provisions in the Constitution and under Australian Law

Following completion of the Transaction, the Constitution and the Australian Corporations Act will regulate the acquisition of direct and indirect interests in Tronox Limited. Subject to certain exceptions under the Australian Corporations Act, acquisitions of interests in voting shares of Tronox Limited will be prohibited where, as a result of the acquisition, the acquirer’s or someone else’s voting power (as defined in the Australian Corporations Act) in Tronox Limited increases to more than 20.0% or from a starting point that is above 20.0% and below 90.0%. The definition of voting power in the Australian Corporations Act is broad, and includes control by persons or their associates over voting or disposal of voting shares.

There are a number of exceptions to the prohibition, the most important of which permit: (i) acquisitions under a formal takeover bid made in accordance with the Australian Corporations Act in which all shareholders can participate; (ii) acquisitions resulting from a court-approved scheme of arrangement; (iii) acquisitions made with specified shareholder approvals (where no votes are cast in favor by the parties to the transaction or their associates); and (iv) acquisitions of no more than 3.0% of voting power (as defined in the Australian Corporations Act) every six months. Australian law requires all holders of a class of shares to be treated equally under a takeover bid and prescribes various aspects of the conduct of a takeover bid, including timing and disclosure requirements.

Under the Constitution of Tronox Limited, any increase in voting power (as defined in the Constitution) of a person in Tronox Limited from 20.0% or below to more than 20.0%, or from a starting point that is above 20.0% and below 90.0%, requires certain approvals (see, “Board of Directors—Control and Significant Corporate Transactions”).

There are certain restrictions on offers for less than all of the shares in a class of shares (see, “Shareholder Approval for Certain Actions—Proportional Takeover Offers”).

In addition, on application by a person, the Australian Takeovers Panel may declare that unacceptable circumstances exist in relation to the affairs of Tronox Limited. Such a declaration may be made where it appears to the Panel that, among other things, circumstances are unacceptable having regard to the effect the circumstances have had, are having, will have or are likely to have on the control, or potential control, of Tronox Limited or the acquisition, or proposed acquisition, by a person of a substantial interest in Tronox Limited. A declaration can be made whether or not the circumstances constitute a contravention of the Australian Corporations Act. If a declaration is made, the Panel may make a wide range of remedial orders.

Shareholder approvals

Prior to the completion of the Transaction, Tronox Incorporated intends to approve the actions described below in its capacity as the sole shareholder of Tronox Limited.

Dividends

As explained under the heading “—Dividends,” after the completion of the Transaction, the Tronox Limited board of directors may resolve to pay any dividend it thinks appropriate and fix the time for payment. However, under the Australian Corporations Act, Tronox Limited must not pay a dividend unless (i) Tronox Limited’s assets exceed its liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend, (ii) the payment is fair and reasonable to Tronox Limited’s shareholders as a whole, and (iii) payment of the dividend does not materially prejudice Tronox Limited’s ability to pay its creditors.

There is presently some uncertainty under Australian law as to whether a company may pay a dividend otherwise than out of its profits unless the amount paid in excess of the company’s profits has been approved by the company’s shareholders as a reduction of capital in accordance with, and is otherwise authorized under, the Australian Corporations Act. Further details about the circumstances under which Tronox Limited may reduce its share capital are set forth under the heading “—Changes to Share Capital.”

To facilitate the payment of dividends otherwise than out of profits before the 2013 annual general meeting, should the Tronox Limited board of directors choose to do so, prior to the completion of the Transaction, Tronox Incorporated (in its capacity as the sole shareholder of Tronox Limited) will pass a resolution authorizing the payment of any dividend prior to the 2013 annual general meeting to the extent that the dividend would otherwise constitute an unauthorized reduction of capital under the Australian Corporations Act. The purpose of such resolution is to ensure that during the period after the completion of the Transaction and prior to the 2013 annual general meeting, Tronox Limited will have all the options available to it with respect to dividends as would Tronox Incorporated prior to the completion of the Transaction.

Buy-backs

As explained under the heading “—Changes to Share Capital”:

•

an on-market, employee share scheme or “equal access” buy-back (that is, where the offers under the buy-back relate only to ordinary shares and are made to each ordinary shareholder to buy-back the same percentage of their ordinary shares) of Tronox Limited voting shares which, when combined with other voting shares bought back in the previous 12 months, would constitute more than 10.0% of the smallest number of votes attached to Tronox Limited’s voting shares on issue in the last 12 months must be approved by a resolution passed by a majority of the votes cast at a general meeting of the shareholders; and

•

a buy-back of Tronox Limited shares that is a “selective buy-back” (that is, where the offers under the buy-back are not made to all shareholders) must be approved by either (i) 75.0% of the votes cast at a general meeting of the shareholders, with no votes being cast in favor of the resolution by any person whose shares are proposed to be bought back or their associates, or (ii) all ordinary shareholders.

To facilitate Tronox Limited buying back its shares before the 2013 annual general meeting, should the Tronox Limited board of directors choose to do so, prior to the completion of the Transaction, Tronox Incorporated (in its capacity as the sole shareholder of Tronox Limited) intends to pass resolutions approving any share buy-back at any time before the 2013 annual general meeting by Tronox Limited of up to 10% of the total number of voting shares of Tronox Limited (including Class A Shares and Class B Shares) outstanding immediately after the completion of the Transaction, which buy-back may be through market purchases on an equal or selective basis or through an employee share scheme. The purpose of such resolution is to ensure that during the period after the completion of the Transaction and prior to the 2013 annual general meeting, Tronox Limited will have all the options available to it with respect to share buybacks as would Tronox Incorporated prior to the completion of the Transaction.

PLAN OF DISTRIBUTION

We are registering the securities to permit public secondary trading of the Class A Shares by the holders of Warrants from time to time after the date of exercise of each Warrant and delivery of Class A Shares and cash. The Class A Shares registered under this registration statement will be issued upon exercise of Warrants and may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144 or Rule 144A;

•	broker-dealers may agree with the selling securityholder to sell a specified amount of such securities at a stipulated price;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the holders of Warrants effect such transactions by selling Class A Shares to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the holders or commissions from purchasers of the securities for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the Class A Shares, the holders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the Class A Shares in the course of hedging in positions they assume. The holders may also sell Class A Shares short and deliver Class A Shares covered by this prospectus to close out short positions and to return borrowed securities in connection with such short sales. The holders may also loan or pledge Class A Shares to broker-dealers that in turn may sell such Class A Shares

The holders and any broker-dealer participating in the distribution of the Class A Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the Class A Shares is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of Class A Shares being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the holders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

There can be no assurance that the holders will sell any or all of the Class A Shares pursuant to the registration statement, of which this prospectus forms a part.

We will pay all expenses of the registration of the Class A Shares, including, without limitation, SEC filing fees; provided, however, that the holders will pay all underwriting discounts and selling commissions, if any.

Once sold under the registration statement, of which this prospectus forms a part, the securities will be freely tradable in the hands of persons other than our affiliates.

TAX CONSIDERATIONS

U.S. Tax Considerations

Subject to the limitations and qualifications stated herein, this discussion sets forth the material U.S. federal income tax consequences of the ownership and disposition of the Class A Shares acquired by exchanging our Exchangeable Shares for Class A Shares or by exercise of warrants to acquire our Class A Shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect.

The discussion of the holders’ tax consequences addresses only those persons that hold their Class A Shares as capital assets and does not address the tax consequences to any special class of holder, including without limitation, holders of (directly, indirectly or constructively) 5% or more of the Class A Shares, dealers in securities or currencies, banks, tax-exempt organizations, life insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, certain U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, U.S. federal estate and gift tax, or any state, local or foreign tax laws on a holder of Class A Shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Class A Shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the U.S.; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the U.S. can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that was in existence on August 20, 1996, and validly elected under applicable Treasury Regulations to continue to be treated as a domestic trust. The term “non-U.S. Holder” means any beneficial owner of our Class A Shares that is neither a U.S. Holder nor a partnership.

If a partnership or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds our Class A Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners in partnerships that hold our Class A Shares should consult their tax advisors.

You are urged to consult your own independent tax advisor regarding the specific U.S. federal, state, local and non-U.S. income and other tax considerations relating to the ownership and disposition of our Class A Shares.

Cash Dividends and Other Distributions

A U.S. Holder of Class A Shares generally will be required to treat distributions received with respect to such Class A Shares (including any amounts withheld pursuant to Australian tax law) as dividend income to the extent of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the Class A Shares and, thereafter, as capital gain, subject to the passive foreign investment company (“PFIC”) rules discussed below. Dividends paid on the Class A Shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

Current tax law provides for a maximum 15% U.S. tax rate on the dividend income of an individual U.S. Holder with respect to dividends paid by a domestic corporation or “qualified foreign corporation” if certain holding period requirements are met. A qualified foreign corporation generally includes a foreign corporation (other than a PFIC) if (i) the shares with respect to which a dividend is paid are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty. Our Class A Shares are expected to be readily tradable on the New York Stock Exchange. As a result, subject to the PFIC risk discussed in the next sentence, we expect to be treated as a qualified foreign corporation with respect to dividends paid on our Class A Shares, and therefore, dividends paid to an individual U.S. Holder with respect to Class A Shares for which the requisite holding period is satisfied should be taxed at a maximum federal tax rate of 15%. However, we will not be treated as a qualified foreign corporation if we are a PFIC for the tax year during which we pay a dividend or for the preceding year. See “—Potential Application of the Passive Foreign Investment Company Provisions” for more detail. The maximum 15% federal tax rate is scheduled to expire for taxable years commencing after December 31, 2012.

Distributions to U.S. Holders of additional Class A Shares or preemptive rights with respect to Class A Shares that are made as part of a pro rata distribution to all of our shareholders generally will not be subject to U.S. federal income tax, but in other circumstances may constitute a taxable dividend.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

A U.S. Holder who pays (whether directly or through withholding) Australian income tax with respect to dividends paid on our Class A Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Australian income tax paid. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.” Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

A non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax on dividends paid with respect to Class A Shares unless (i) such income is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States or (ii) the non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Sale or Disposition of Class A Shares

A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of the Class A Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Class A Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the Class A Shares determined in U.S. dollars.

In the case of a U.S. Holder who received its Class A Shares by exchanging Exchangeable Shares for Class A Shares and cash, the initial tax basis of the Class A Shares to such U.S. Holder will be the fair market value of such Class A Shares as of the date of conversion. In the case of a U.S. Holder who received its Class A Shares by exercising warrants, the initial tax basis of the Class A Shares to such U.S. Holder will be the U.S. Holder’s tax basis in such warrants plus the U.S. dollar exercise price for such warrants (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date).

Assuming we are not a PFIC and have not been treated as a PFIC during your holding period for our Class A Shares, such gain or loss will be capital gain or loss and will be long-term gain or loss if the Class A Shares have been held for more than one year. With respect to sales occurring in taxable years commencing before January 1, 2013, the maximum long-term capital gain tax rate for an individual U.S. Holder is 15%. For sales beginning in taxable years after December 31, 2012, under current law the long-term capital gain rate for an individual U.S. Holder is 20%. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes.

A non-U.S. Holder of Class A Shares will not be subject to United States income or withholding tax on gain from the sale or other disposition of Class A Shares unless (i) such gain is effectively connected with the conduct by the non-U.S. Holder of a trade or business within the United States or (ii) the non-U.S. Holder is an individual who is present in the United States for at least 183 days during the taxable year of the disposition and certain other conditions are met.

Potential Application of Passive Foreign Investment Company Provisions

We do not currently expect to be treated as a PFIC for U.S. federal income tax purposes with respect to our taxable year ending December 31, 2012. Our actual PFIC status for the current taxable year will not be determinable until the close of such year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income (the “income test”), or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock. Subject to various exceptions, passive income generally includes dividends, interest, rents, royalties and gains from the disposition of assets that produce or are held for the production of passive income.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any taxable year during which you hold Class A Shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold the Class A Shares. However, if we cease to be a PFIC, you may avoid some of the adverse effects of the PFIC regime by making a “deemed sale” election with respect to the Class A Shares, as applicable.

If we are or become a PFIC in a taxable year in which we pay a dividend or the prior taxable year, the 15% dividend rate discussed above with respect to dividends paid to non-corporate holders would not apply. In addition, if we are a PFIC for any taxable year during which you hold Class A Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Class A Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Class A Shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the Class A Shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which the Company became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Class A Shares cannot be treated as capital gains, even if you hold the Class A Shares as capital assets.

We do not intend to prepare or provide the information that would enable you to make a qualified electing fund election.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock to elect out of the tax treatment discussed above. If you make a valid mark-to-market election for the Class A Shares you will include in income each year an amount equal to the excess, if any, of the fair market value of the Class A Shares as of the close of your taxable year over your adjusted basis in such Class A Shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the Class A Shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the Class A Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Class A Shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the Class A Shares, as well as to any loss realized on the actual sale or disposition of the Class A Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Class A Shares. Your basis in the Class A Shares will be adjusted to reflect any such income or loss amounts. If you make such a mark-to-market election, the tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us, except that the reduced 15% rate discussed above under “—Cash Dividends and Other Distributions” would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable U.S. Treasury regulations. The New York Stock Exchange is a qualified exchange. Our Class A Shares are expected to be listed on the New York Stock Exchange and, consequently, if you are a holder of Class A Shares and the Class A Shares are regularly traded, the mark-to-market election would be available to you if we ever become a PFIC.

If you hold Class A Shares in any year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 regarding distributions received on the Class A Shares and any gain realized on the disposition of the Class A Shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in our Class A Shares.

Impact of New Legislation on Ownership and Disposition of Common Stock

Recently enacted legislation requires certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on, and capital gains from the sale or other disposition of, stock for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals that hold certain foreign financial assets (which may include the Class A Shares) to report information relating to such assets, subject to certain exceptions. U.S. Holders should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of the Class A Shares.

Information Reporting and Backup Withholding

Information reporting to the U.S. Internal Revenue Service generally will be required with respect to payments on the Class A Shares and proceeds of the sale of the Class A Shares paid to holders that are U.S. taxpayers, other than corporations and other exempt recipients. A 28% “backup” withholding tax may apply to those payments if such a holder fails to provide a taxpayer identification number to the paying agent and to certify that no loss of exemption from backup withholding has occurred. Holders that are not subject to U.S. taxation may be required to comply with applicable certification procedures to establish that they are not U.S. taxpayers in order to avoid the application of such information reporting requirements and backup withholding. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is furnished to the U.S. Internal Revenue Service.

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE CLASS A SHARES.

LEGAL MATTERS

Certain legal matters will be passed upon for us by Kirkland & Ellis LLP, New York, New York (a limited liability partnership that includes professional corporations).

EXPERTS

The audited consolidated financial statements of Tronox Incorporated included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The combined financial statements as of December 31, 2011 and 2010 and for each of the three years in the period ended December 31, 2011 of Exxaro Mineral Sands included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers Inc., independent auditors, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company under the Securities Exchange Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that make electronic filings through its Electronic Data Gathering, Analysis, and Retrieval, or EDGAR, system. All Tronox Limited’s Exchange Act reports and other SEC filings will be available through the EDGAR system.

Investors may also consult our website at www.tronox.com for more information concerning the Company. We do not incorporate by reference into this prospectus information included on these websites.

INDEX TO FINANCIAL STATEMENTS

Page No.
Tronox Incorporated Unaudited Financial Statements
Condensed Consolidated Balance Sheets as of March 31, 2012 (Successor) and December 31, 2011 (Successor)	F-3
Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2012 (Successor), Two Months Ended March 31, 2011 (Successor) and One Month Ended January 31, 2011 (Predecessor)	F-4

Condensed Consolidated Statements of Comprehensive Income for the Three Months Ended March  31, 2012 (Successor), Two Months Ended March 31, 2011 (Successor) and One Month Ended January 31, 2011 (Predecessor)

F-5
Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2012 (Successor), Two Months Ended March 31, 2011 (Successor) and One Month Ended January 31, 2011 (Predecessor)	F-6

Condensed Consolidated Statements of Stockholders’ Equity for the Three Months Ended March  31, 2012 (Successor), Two Months Ended March 31, 2011 (Successor) and One Month Ended January 31, 2011 (Predecessor)

F-7
Notes to Condensed Consolidated Financial Statements	F-8

Tronox Incorporated Audited Annual Financial Statements
Report of Independent Registered Public Accounting Firm	F-35
Consolidated Statements of Operations for the Eleven Months Ended December 31, 2011 (Successor), One Month Ended January 31, 2011 (Predecessor) and Years Ended December 31, 2010 and 2009 (Predecessor)	F-36

Consolidated Statements of Comprehensive Income (Loss) for the Eleven Months Ended December  31, 2011 (Successor), One Month Ended January 31, 2011 (Predecessor) and Years Ended December 31, 2010 and 2009 (Predecessor)

F-37
Consolidated Balance Sheets at December 31, 2011 (Successor) and 2010 (Predecessor)	F-38
Consolidated Statements of Cash Flows for the Eleven Months Ended December 31, 2011 (Successor), One Month Ended January 31, 2011 (Predecessor) and Years Ended December 31, 2010 and 2009 (Predecessor)	F-39

Consolidated Statements of Stockholders’ Equity for the Eleven Months Ended December  31, 2011 (Successor), One Month Ended January 31, 2011 (Predecessor) and Years Ended December 31, 2010 and 2009 (Predecessor)

F-40
Notes to Consolidated Financial Statements	F-41

Exxaro Mineral Sands Combined Financial Statements	F-105
Report of Independent Auditors	F-106
Combined Statements of Comprehensive Income for the Years Ended December 31, 2011, 2010 and 2009	F-107
Combined Statements of Financial Position at December 31, 2011, 2010	F-108
Combined Statement of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009	F-109
Combined Statements of Changes in Equity/(Deficit)	F-110
Notes to the Combined Financial Statements	F-111

TRONOX INCORPORATED

UNAUDITED FINANCIAL STATEMENTS

On September 25, 2011, Tronox Incorporated entered into a definitive agreement (the “Transaction Agreement”) with Exxaro Resources Limited (“Exxaro”) and certain of its affiliated companies, to acquire 74% of its South African mineral sands operations, including its Namakwa and KZN Sands mines, separation facilities and slag furnaces, along with Exxaro’s 50% share of the Tiwest Joint Venture in Western Australia (together “Exxaro Mineral Sands”), which is referred to as the Transaction (the “Transaction”).

Pursuant to a Registration Statement on Form S-4 (File No. 333-178835) declared effective by the Securities and Exchange Commission (the “SEC”) on May 4, 2012 (the “Registration Statement”) for the initial public offering of shares of Tronox Limited’s Class A common stock, par value $0.01 per share (“New Common Stock”), Tronox Limited will issue 16,445,827 shares of its Class A common stock in a registered initial public offering (the “Equity Public Offering”). On May 30, 2012, the Company will hold a special meeting of the stockholders of Tronox Incorporated to adopt the Transaction Agreement for the purpose of approving the Transaction, and therefore become subject to the Constitution of Tronox Limited and applicable provisions of Australian law.

In the Transaction, the existing business of Tronox Incorporated will be combined with the Exxaro Mineral Sands business under a new Australian holding company, Tronox Limited. The Transaction will be effectuated in two primary steps. In the first step, Tronox Incorporated will become a subsidiary of Tronox Limited, with Tronox Incorporated stockholders receiving one Class A Share and $12.50 in cash for each share of Tronox Incorporated common stock, unless the holder elects to receive an exchangeable share of Tronox Limited (subject to proration), which will be exchangeable for one Class A Share of Tronox Limited and an amount in cash equal to $12.50 without interest (the “Exchangeable Shares”). The Exchangeable Shares will not be transferable until after December 31, 2012, but the Tronox Limited Class A Shares, including those delivered upon the exchange of an Exchangeable Share, will be transferable. In the second step, Tronox Limited will acquire Exxaro Mineral Sands in exchange for issuance of Class B Shares to Exxaro and one of its subsidiaries. Upon completion of the Transaction, assuming no Tronox Incorporated stockholders elect to receive Exchangeable Shares, former Tronox Incorporated stockholders and Exxaro will hold 15,238,612 Class A Shares and 9,950,856 Class B Shares, respectively, representing approximately 61.5% and 38.5%, respectively, of the voting power in Tronox Limited.

At March 31, 2012, Tronox Limited had no assets, no operations and only nominal capitalization. The historical condensed consolidated financial statements herein reflect the historical results of operations and financial position of Tronox Incorporated, for all periods presented.

TRONOX INCORPORATED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

(Millions of dollars, except share and per share data)

	Successor
	March 31, 2012	December 31, 2011
ASSETS
Current Assets
Cash and cash equivalents	$222.7	$154.0
Accounts receivable:
Third party, net of allowance for doubtful accounts of $0.7 and $0.4	348.4	270.9
Related party	1.7	6.9
Inventories	404.4	311.2
Prepaid and other assets	18.0	21.7
Deferred income taxes	4.3	4.3

Total Current Assets	999.5	769.0
Property, Plant and Equipment, Net	558.8	554.5
Intangible Assets, Net	307.4	313.3
Other Long-Term Assets	37.3	20.6

Total Assets	$1,903.0	$1,657.4

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable:
Third party	$134.3	$126.9
Related party	72.6	74.8
Accrued liabilities	41.5	45.7
Long-term debt due within one year	4.4	5.9
Income taxes payable	42.6	27.6

Total Current Liabilities	295.4	280.9

Noncurrent Liabilities
Long-term debt	551.9	421.4
Pension and postretirement healthcare benefits	142.2	142.7
Deferred income taxes	18.4	19.1
Other	47.1	41.0

Total Noncurrent Liabilities	759.6	624.2

Contingencies and Commitments (Note 13)
Stockholders’ Equity
Common stock, par value $0.01 — 100,000,000 shares authorized, 15,420,567 shares issued and 15,088,815 shares outstanding at March 31, 2012 and 100,000,000 shares authorized, 15,406,803 shares issued and 15,076,691 shares outstanding at December 31, 2011	0.1	0.1
Capital in excess of par value	582.6	579.2
Retained earnings	327.8	241.5
Accumulated other comprehensive loss	(50.3)	(57.0)
Treasury stock, at cost — 98,303 shares and 94,513 shares at March 31, 2012 and December 31, 2011, respectively	(12.2)	(11.5)

Total Stockholders’ Equity	848.0	752.3

Total Liabilities and Stockholders’ Equity	$1,903.0	$1,657.4

See notes to condensed consolidated financial statements.

TRONOX INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Millions of dollars, except share and per share data)

	Successor		Predecessor
	Three Months	Two Months	One Month
	Ended March 31,	Ended March 31,	Ended January 31,
	2012	2011	2011
Net Sales	$433.6	$267.1	$107.6
Cost of goods sold	(276.3)	(229.8)	(82.3)

Gross Margin	157.3	37.3	25.3
Selling, general and administrative expenses	(44.3)	(19.5)	(5.4)

Income from Operations	113.0	17.8	19.9
Interest and debt expense	(7.9)	(5.3)	(2.9)
Other income (expense)	(1.4)	1.0	1.6
Reorganization income	—	—	613.6

Income from Continuing Operations before Income Taxes	103.7	13.5	632.2
Income tax provision	(17.4)	(3.3)	(0.7)

Income from Continuing Operations	86.3	10.2	631.5
Loss from discontinued operations, net of income tax benefit of nil, nil and nil	—	—	(0.2)

Net Income	$86.3	$10.2	$631.3

Income (Loss) per Share, Basic and Diluted:
Basic —
Continuing operations	$5.72	$0.68	$15.29
Discontinued operations	—	—	(0.01)

Net income per share	$5.72	$0.68	$15.28

Diluted —
Continuing operations	$5.48	$0.65	$15.25
Discontinued operations	—	—	—

Net income per share	$5.48	$0.65	$15.25

Weighted Average Shares Outstanding (in thousands):
Basic	15,078	14,924	41,311
Diluted	15,733	15,793	41,399

See notes to condensed consolidated financial statements.

TRONOX INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS COMPREHENSIVE INCOME

(Unaudited)

(Millions of dollars)

	Successor		Predecessor
	Three Months Ended March 31,	Two Months Ended March 31,	One Month Ended January 31,
	2012	2011	2011
Net Income	$86.3	$10.2	$631.3

Foreign currency translation adjustments	6.7	1.3	0.9
Retirement and postretirement plans:
Amortization of actuarial gain, net of taxes of nil, nil, and nil	—	—	0.5
Amortization of prior service cost, net of taxes of nil, nil, and nil	—	—	(1.1)

Other comprehensive income	6.7	1.3	0.3

Total comprehensive income	$93.0	$11.5	$631.6

See notes to condensed consolidated financial statements.

TRONOX INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Millions of dollars)

	Successor		Predecessor
	Three Months Ended March 31,	Two Months Ended March 31,	One Month Ended January 31,
	2012	2011	2011
Cash Flows from Operating Activities
Net income	$86.3	$10.2	$631.3
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation, depletion and amortization	22.1	13.1	4.1
Deferred income taxes	0.1	(1.6)	0.8
Amortization of debt issuance costs	0.8	0.1	0.3
Pension and postretirement healthcare benefit (income) expense, net	1.3	0.8	(0.4)
Stock compensation expense	6.7	2.9	—
Other noncash items affecting net income	2.3	3.4	(0.2)
Reorganization items:
Noncash reorganization items	—	—	(636.6)
Environmental settlement funding	—	—	(270.0)
Claims paid with cash	—	—	(18.6)
Tort settlement funding	—	—	(16.5)
Professional and legal fees	—	—	(12.0)
Changes in assets and liabilities:
(Increase) decrease in trade accounts receivable	(77.5)	(59.5)	(8.1)
(Increase) decrease in related parties accounts receivable	5.2	(1.6)	(2.1)
(Increase) decrease in inventories	(93.2)	33.5	(15.3)
(Increase) decrease in prepaids and other assets	(0.4)	(0.3)	35.4
Increase (decrease) in accounts payable and accrued liabilities	7.6	(58.5)	23.1
Increase (decrease) in related parties accounts payable	(2.2)	17.5	0.5
Increase (decrease) in taxes payable	15.3	4.3	0.2
Other, net	(0.2)	31.5	1.0

Cash used in operating activities	(25.8)	(4.2)	(283.1)

Cash Flows from Investing Activities:
Capital expenditures	(20.7)	(8.3)	(5.5)
Proceeds from sale of assets	—	—	—

Cash used in investing activities	(20.7)	(8.3)	(5.5)

Cash Flows from Financing Activities
Reductions of debt	(421.1)	(1.1)	—
Proceeds from borrowings	550.0	14.0	25.0
Debt issuance costs and commitment fees	(19.0)	—	(2.4)
Other equity, net	0.3	—	—
Proceeds from rights offering	—	—	185.0

Cash provided by financing activities	110.2	12.9	207.6

Effects of Exchange Rate Changes on Cash and Cash Equivalents	5.0	0.4	0.3

Net Increase (Decrease) in Cash and Cash Equivalents	68.7	0.8	(80.7)
Cash and Cash Equivalents at Beginning of Period	154.0	61.0	141.7

Cash and Cash Equivalents at End of Period	$222.7	$61.8	$61.0

See notes to condensed consolidated financial statements.

TRONOX INCORPORATED

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Unaudited)

(Millions of dollars)

	Common Stock	Capital in Excess of par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
Successor:
Three Months Ended March 31, 2012
Balance at December 31, 2011	$0.1	$579.2	$241.5	$(57.0)	$(11.5)	$752.3
Net income	—	—	86.3	—	—	86.3
Other comprehensive income	—	—	—	6.7	—	6.7
Warrants exercised	—	0.1	—	—	—	0.1
Stock-based compensation	—	3.3	—		(0.7)	2.6

Balance at March 31, 2012	$0.1	$582.6	$327.8	$(50.3)	$(12.2)	$848.0

	Common Stock	Class A Common Stock	Class B Common Stock	Capital in Excess of par Value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders’ Equity
Predecessor:
One Month Ended January 31, 2011
Balance at December 31, 2010	$—	$0.2	$0.2	$496.2	$(1,128.2)	$8.8	$(7.2)	$(630.0)
Net income	—	—	—	—	631.3	—	—	631.3
Other comprehensive income	—	—	—	—	—	0.3	—	0.3
Stock-based compensation	—	—	—	0.1	—	—	—	0.1
Fresh-start reporting adjustments:
Elimination of predecessor common stock, capital in excess of par value, and accumulated deficit	—	(0.2)	(0.2)	(496.3)	496.9	(9.1)	7.2	(1.7)
Issuance of new common stock	0.1	—	—	564.1	—	—	—	564.2

Balance at January 31, 2011	$0.1	$—	$—	$564.1	$—	$—	$—	$564.2

Successor:
Two Months Ended March 31, 2011
Balance at February 1, 2011	$0.1	$—	$—	$564.1	$—	$—	$—	$564.2
Net income	—	—	—	—	10.2	—	—	10.2
Other comprehensive income	—	—	—	—	—	1.3	—	1.3
Shares withheld for claims	—	—	—	—	—	—	(6.9)	(6.9)
Warrants exercised	—	—	—	0.7	—	—	—	0.7
Stock-based compensation	—	—	—	3.0	—	—	(1.0)	2.0

Balance at March 31, 2011	$0.1	$—	$—	$567.8	$10.2	$1.3	$(7.9)	$571.5

See notes to condensed consolidated financial statements.

TRONOX INCORPORATED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(Millions of dollars, except share and per share data or unless otherwise noted)

1. The Company

Tronox Incorporated, a Delaware Corporation, and its subsidiaries (collectively referred to as “Tronox” or the “Company”) is one of the leading producers and marketers of titanium dioxide (“TiO2”) pigment, which is used in consumer products such as paint, plastic and certain specialty products. The Company was formed on May 17, 2005, in preparation for the contribution (the “Contribution”) and transfer by Kerr-McGee Corporation (“Kerr-McGee” or “KM”) of certain entities, including those comprising substantially all of its chemical business. The Company has one reportable segment representing its pigment business. The pigment segment primarily produces and markets TiO2, and has production facilities in the United States, Australia and the Netherlands. The pigment segment also includes heavy minerals production operated through the Company’s joint venture in Australia (the “Tiwest Joint Venture”). The heavy minerals production is integrated with the Company’s Australian pigment plant, but also has third-party sales of minerals not utilized by its pigment operations. Electrolytic and other chemical products, which does not constitute a reportable segment, represents the Company’s other operations, which are comprised of electrolytic manufacturing and marketing operations, all of which are located in the United States. Electrolytic and other chemical products is reported in “Other Activities” when reconciling segmented information presented in Note 22.

On January 12, 2009 (the “Petition Date”), Tronox Incorporated and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions in the U.S. Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Debtors’ Chapter 11 cases were consolidated for the purpose of joint administration. On November 30, 2010 (the “Confirmation Date”), the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Debtors’ First Amended Joint Plan of Reorganization pursuant to Chapter 11 of the Bankruptcy Code, dated November 5, 2010 (as amended and confirmed, the “Plan”).

Material conditions to the Plan were resolved during the period from the Confirmation Date until January 26, 2011, and subsequently on February 14, 2011 (the “Effective Date”), the Debtors emerged from bankruptcy and continued operations as reorganized Tronox Incorporated. See Note 4 for additional information on the Company’s emergence from bankruptcy.

The Company applied fresh-start accounting under Accounting Standards Codification (“ASC”) 852, Reorganizations (“ASC 852”) as of January 31, 2011. The Company evaluated the activity between January 26, 2011 and January 31, 2011 and, based upon the immateriality of such activity, concluded that the use of January 31, 2011 to reflect the fresh-start accounting adjustments was appropriate for financial reporting purposes. Accordingly, the financial information set forth in this report, unless otherwise expressly set forth or as the context otherwise indicates, reflects the consolidated results of operations and financial condition of Tronox and its subsidiaries on a fresh-start basis for the period beginning February 1, 2011 (“Successor”), and of Tronox and its subsidiaries on a historical basis for the period through January 31, 2011 (“Predecessor”).

Acquisition of Exxaro Mineral Sands Operations

On September 25, 2011, the Company entered into a definitive agreement (the “Transaction Agreement”) with Exxaro Resources Limited (“Exxaro”) and certain of its affiliated companies, to acquire 74% of its South African mineral sands operations, including its Namakwa and KZN Sands mines, separation facilities and slag furnaces, along with Exxaro’s 50% share of the Tiwest Joint Venture in Western Australia (together “Exxaro Mineral Sands”), which is referred to as the Transaction (the “Transaction”).

Pursuant to a Registration Statement on Form S-4 (File No. 333-178835) declared effective by the Securities and Exchange Commission (the “SEC”) on May 4, 2012 (the “Registration Statement”) for the initial public offering of shares of Tronox Limited’s Class A common stock, par value $0.01 per share (“New Common Stock”), Tronox Limited will issue 16,445,827 shares of its Class A common stock in a registered initial public offering (the “Equity Public Offering”). On May 30, 2012, the Company will hold a special meeting of the stockholders of Tronox Incorporated to adopt the Transaction Agreement for the purpose of approving the Transaction, and therefore become subject to the Constitution of Tronox Limited and applicable provisions of Australian law.

In the Transaction, the existing business of Tronox Incorporated will be combined with the Exxaro Mineral Sands business under a new Australian holding company, Tronox Limited. The Transaction will be effectuated in two primary steps. In the first step, Tronox Incorporated will become a subsidiary of Tronox Limited, with Tronox Incorporated stockholders receiving one Class A Share and $12.50 in cash for each share of Tronox Incorporated common stock, unless the holder elects to receive an exchangeable share of Tronox Limited (subject to proration), which will be exchangeable for one Class A Share of Tronox Limited and an amount in cash equal to $12.50 without interest (the “Exchangeable Shares”). The Exchangeable Shares will not be transferable until after December 31, 2012, but the Tronox Limited Class A Shares, including those delivered upon the exchange of an Exchangeable Share, will be transferable. In the second step, Tronox Limited will acquire Exxaro Mineral Sands in exchange for issuance of Class B Shares to Exxaro and one of its subsidiaries. Upon completion of the Transaction, assuming no Tronox Incorporated stockholders elect to receive Exchangeable Shares, former Tronox Incorporated stockholders and Exxaro will hold 15,238,612 Class A Shares and 9,950,856 Class B Shares, respectively, representing approximately 61.5% and 38.5%, respectively, of the voting power in Tronox Limited.

As of the closing of the Transaction, Tronox Limited will be the world’s third-largest producer and marketer of TiO2 manufactured via chloride technology, as well as was the third-largest titanium feedstock producer and the second largest zircon producer. Tronox Limited will have global operations in the Americas, Europe, South Africa and the Asia-Pacific region. Its assured feedstock supply and global presence, combined with a focus on providing customers with world-class products, end-use market expertise and strong technical support, will allow it to continue to sell products to a diverse portfolio of customers in various regions of the world, with most of whom it has well-established relationships. Tronox Limited will operate three TiO2 facilities at the following locations: Hamilton, Mississippi, Botlek, The Netherlands and Kwinana, Australia representing 465,000 tonnes of annual TiO2 production capacity. Additionally, Tronox Limited will operate three separate mining operations: KZN Sands located in South Africa, Namakwa Sands located in South Africa and Tiwest located in Australia, which have a combined production capacity of 723,000 tonnes of titanium feedstock and 265,000 tonnes of zircon.

Tiwest Joint Venture

	Nature of Business	2011%	2010%	2009%
Tiwest Joint Venture	Titanium minerals, and pigment production	50%	50%	50%

The Company operates the Tiwest Joint Venture with Exxaro Australia Sands Pty Ltd., which is a subsidiary of Exxaro. The Tiwest Joint Venture operates a chloride process TiO2 plant located in Kwinana, Western Australia (the “Kwinana Facility”), a mining operation in Cooljarloo, Western Australia, and a mineral separation plant and a synthetic rutile processing facility, both in Chandala, Western Australia.

The Tiwest Joint Venture is a contractual relationship between Tronox and Exxaro whereby each party holds an undivided interest in each asset of the joint venture, and are proportionally liable for each of the joint venture’s liabilities. The Tiwest Joint Venture is not a separate legal entity and does not enter into any transactions. Transactions are entered into by the joint venture partners who have the right to sell their own product, collect their proportional share of the revenues and absorb their share of costs. As such, the Company does not account for the Tiwest Joint Venture under the equity method.

The Company accounts for its share of the Tiwest Joint Venture’s assets that are jointly controlled and its share of liabilities for which it is jointly responsible on a proportionate gross basis in its Condensed Consolidated Balance Sheet. Additionally, the Company accounts for the revenues generated from its share of the products sold and its share of the expenses of the joint venture on a gross basis in its Condensed Consolidated Statements of Operations.

Through a separate agreement, the Company is responsible for the marketing of Exxaro’s TiO2, in which capacity it acts as principal and bears the credit risk for such sales. As the Company acts as principal, the total tonnes of TiO2 from the Tiwest Joint Venture sold are included in the Company’s net sales and the cost to acquire any tonnes from Exxaro is included in the Company’s cost of goods sold.

In the second step of the Transaction, as discussed above, Tronox Limited will acquire Exxaro Mineral Sands. Exxaro Mineral Sands is composed of Exxaro Sands and Exxaro TSA Sands in South Africa, and Exxaro’s 50.0% interest in the Tiwest Joint Venture. As such, Tronox Limited will own 100% of the Tiwest Joint Venture as of the date of the Transaction.

2. Basis of Presentation

The accompanying condensed consolidated financial statements of Tronox Incorporated are unaudited and have been prepared pursuant to the rules and regulations of the SEC regarding interim financial reporting. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States (“U.S. GAAP”) for complete financial statements and should be read in conjunction with the audited consolidated financial statements and notes thereto included in Tronox Limited and Tronox Incorporated’s Registration Statement. The December 31, 2011 balance sheet was derived from audited financial statements, but does not include all of the disclosures required by U.S. GAAP for complete financial statements.

In management’s opinion, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, considered necessary for a fair presentation. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. It is at least reasonably possible that the effect on the financial statements of a change in estimate within one year of the date of the financial statements due to one or more future confirming events could have a material effect on the financial statements. The consolidated results of operations for interim periods are not necessarily indicative of results for the entire year.

Certain prior period amounts have been reclassified to conform to the manner and presentation in the current period. Such reclassifications had no impact on the Company’s net income or consolidated results of operations.

Foreign Currency

The U.S. dollar is considered the functional currency for the Company’s operations, except for the majority of its European operations. The Company determines the functional currency of each subsidiary based on a number of factors, including the predominant currency for revenues, expenditures and borrowings. Foreign currency transaction gains or losses are recognized in the period incurred and are included in “Other income (expense)” on the Consolidated Statements of Operations.

The euro is the functional currency for the majority of the Company’s European operations and, as such, translation adjustments resulting from translating the functional currency financial statements into U.S. dollar equivalents are reflected as a separate component on the Consolidated Statements of Other Comprehensive Income (Loss). When the subsidiary’s functional currency is the U.S. dollar, such as the Company’s Australian operations, adjustments from the remeasurement of foreign currency monetary assets and liabilities are presented in “Other income (expense)” on the Consolidated Statements of Operations.

Gains and losses on intercompany foreign currency transactions that are not expected to be settled in the foreseeable future are reported by the Company in the same manner as translation adjustments.

3. Recent Accounting Pronouncements

On January 1, 2012, the Company adopted the required guidance under ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which changed the presentation requirements of comprehensive income by improving the comparability, consistency, and transparency of financial reporting and increased the prominence of items reported in other comprehensive income. The adoption of this guidance did not have a material impact on the Company’s condensed consolidated financial statements. During 2011, the FASB issued ASU 2011-12, which deferred certain requirements of ASU 2011-05. The Company did not adopt such deferred requirements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”), which changes certain fair value measurement and disclosure requirements, clarifies the application of existing fair value measurement and disclosure requirements and provides consistency to ensure that U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The adoption of this guidance did not have a material impact on the condensed consolidated financial statements.

4. Emergence from Chapter 11 Proceedings

On November 30, 2010, the Confirmation Date, the Bankruptcy Court confirmed the Debtors’ Plan. Under Chapter 11 of the Bankruptcy Code, a debtor may reorganize its business for the benefit of its stakeholders with the consummation of a plan of reorganization being the principal objective. Among other things (subject to certain limited exceptions and except as otherwise provided in the Plan or the Confirmation Order), the Confirmation Order discharged the Debtors from any debt arising before the Petition Date, terminated all of the rights and interests of pre-bankruptcy equity security holders and substituted the obligations set forth in the Plan and new common stock for those pre-bankruptcy claims. Under the Plan, claims and equity interests were divided into classes according to their relative priority and other criteria.

The Plan was designed to accomplish, and was premised on, a resolution of the Debtor’s legacy environmental (the “Legacy Environmental Liabilities”) and legacy tort liabilities (the “Legacy Tort Liabilities” and collectively, with the Legacy Environmental Liabilities, the “KM Legacy Liabilities”). The Plan ensured that the Debtors emerged from Chapter 11 free of the significant KM Legacy Liabilities and were sufficiently capitalized. A final settlement was reached in November 2010 with respect to the Legacy Environmental Liabilities (the “Environmental Settlement”) and the Legacy Tort Liabilities (the “Tort Settlement” and, together with the Environmental Settlement, the “Settlement”). In exchange, claimants provided the Debtors and the reorganized Tronox Incorporated with discharges and/or covenants not to sue subsequent to the Effective Date with respect to the Debtors’ liability for the Legacy Environmental Liabilities. The Settlement established certain environmental response and tort claims trusts that are now responsible for the KM Legacy Liabilities in exchange for cash, certain non-monetary assets, and the rights to the proceeds of certain ongoing litigation and insurance and other third party reimbursement agreements. The Plan also provided for the creation and funding of a torts claim trust (the “Tort Claims Trust”), which was the sole source of distributions to holders of Legacy Tort Liabilities claims, who were paid in accordance with the terms of such trust’s governing documentation.

As a result of the settlement of the Debtors’ pre-petition debt and termination of the rights and interests of pre-bankruptcy equity, the Plan enabled Tronox Incorporated to reorganize around its existing operating locations, including: (a) its headquarters and technical facility at Oklahoma City, Oklahoma; (b) the TiO2 facilities at Hamilton, Mississippi and Botlek, the Netherlands; (c) the electrolytic chemical businesses at Hamilton, Mississippi and Henderson, Nevada (except that the real property and buildings associated with the Henderson business were transferred to an environmental response trust and reorganized Tronox Incorporated is not responsible for environmental remediation related to historic contamination at such site); and (d) its interest in the Tiwest Joint Venture in Australia.

As part of the Debtor’s emergence from the Chapter 11 proceedings, the Company relied on a combination of debt financing and money from new equity issued to certain existing creditors. Specifically, such funding included: (i) total funded exit financing of no more than $470 million; (ii) the proceeds of a $185 million rights offering (the “Rights Offering”) open to substantially all unsecured creditors and backstopped by certain groups; (iii) settlement of government claims related to the Legacy Environmental Liabilities through the creation of certain environmental response trusts and a litigation trust; (iv) settlement of claims related to the Legacy Tort Liabilities through the establishment of a torts claim trust; (v) issuance of common stock whereby holders of the allowed general unsecured claims received their pro rata share of 50.9% of the new common stock on the Effective Date, and the opportunity to participate in the Rights Offering for an aggregate of 49.1% of the new common stock, also issued on the Effective Date; and (vi) issuance of warrants, on the Effective Date, to the holders of equity in the Predecessor consisting of two tranches: the new series A warrants (the “Series A Warrants”) and the new series B warrants (the “Series B Warrants”), to purchase their pro rata share of a combined total of 7.5% of the new common stock, after and including the issuance of any new common stock upon exercise of the Series A Warrants and the Series B Warrants.

5. Fresh-Start Accounting

The following unaudited condensed consolidated balance sheet information illustrates the financial effects from implementing the Plan and the adoption of fresh-start accounting as of January 31, 2011.

	As of January 31, 2011
	Predecessor	Reorganization Adjustments		Fresh-Start Adjustments		Successor
Current Assets
Cash and cash equivalents	$117.4	$(56.4	) a	$—		$61.0
Accounts receivable, net	256.7	(3.8	) b	—		252.9
Inventories	213.7	(1.7	) c	35.5	k	247.5
Prepaid and other assets	139.3	(88.7	) d	—		50.6
Deferred income taxes	4.2	—		0.4	p	4.6

Total Current Assets	731.3	(150.6)		35.9		616.6
Property, Plant and Equipment, Net	317.5	(21.0	) e	185.7 l		482.2
Intangible Assets, Net	—	—		335.1	m	335.1
Other Long-Term Assets	41.7	(13.9	) f	(13.6	) n	14.2

Total Assets	$1,090.5	$(185.5)		$543.1		$1,448.1

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$221.6	$(0.3	) g	$—		$221.3
Accrued liabilities	44.5	(0.5	) h	—		44.0
Short-term debt	—	25.0	i	—		25.0
Long-term debt due within one year	4.3	—		—		4.3
Income taxes payable	2.7	—		—		2.7

Total Current Liabilities	273.1	24.2		—		297.3
Noncurrent Liabilities
Long-term debt	420.7	—		—		420.7
Pension and other postretirement benefits	107.2	—		(10.8	)o	96.4
Deferred income taxes	—	—		13.1	p	13.1
Other	47.0	—		9.4	q	56.4

Total Noncurrent Liabilities	574.9	—		11.7		586.6
Liabilities Subject to Compromise	896.7	(896.7	) j	—		—

Total Liabilities	1,744.7	(872.5)		11.7		883.9

Total Stockholders’ Equity	(654.2)	687.0		531.4 r		564.2

Total Liabilities and Stockholders’ Equity	$1,090.5	$(185.5)		$543.1		$1,448.1

Allocation of reorganization value to assets and liabilities

The reorganization value derived from the Company’s enterprise value of $1,150.0 million was allocated among Tronox’s assets in conformity with the purchase method of accounting guidance for business combinations included in ASC 805, Business Combinations (“ASC 805”), which requires recording assets and liabilities at fair value (except for deferred income taxes and pension and postretirement benefit obligations). The reorganization value was assigned first to tangible and identifiable intangible assets and then the excess of net asset values over reorganization value was recorded as an adjustment to equity.

All estimates, assumptions, valuations, appraisals and financial projections, including the fresh-start adjustments, the reorganization value and equity value projections, are inherently subject to significant uncertainties outside of management’s control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized and actual results could vary materially.

a.	Cash and cash equivalents — The adjustments to cash and cash equivalents represent net cash outflows, after giving effect to transactions pursuant to the Plan, including borrowings under a $125.0 million senior secured asset-based revolving credit agreement with Wells Fargo Capital Finance, LLC (the “Wells Revolver”) with a maturity date of February 14, 2015, receipt of proceeds from the Rights Offering; payments relating to the discharge of debts and other liabilities subject to compromise; and the funding of the environmental response and tort trusts.

Sources of funds:
Wells Revolver	$25.0
Rights Offering	185.0
Release of environmental settlement escrow	35.0
Transfer of environmental letters of credit	29.9
Transfer of surety bonds	15.0
5% cash premium on collateralized letters of credit	2.2

$292.1

Use of funds:
Environmental letters of credit	$(29.9)
Surety bonds	(15.0)
Cash settlement payments to environmental trusts	(270.0)
Cash settlement to tort trust	(16.5)
Admin., cure and 503(b)(9) claims	(3.7)
Settlement of secured and convenience claims	(0.9)
Professional and legal service fees	(12.0)
Prorated property taxes	(0.5)

$(348.5)

Net cash outflows from reorganization	$(56.4)

b.	Accounts receivable, net — The adjustment represents the transfer of certain trade and miscellaneous receivables to the environmental trusts.
c.	Inventories — The adjustment represents the transfer of finished goods and materials and supplies held at legacy sites to the environmental trusts.
d.	Prepaid and other assets — The adjustments to prepaid and other assets represent the transfer and release of funds on deposit related to letters of credit, surety bonds and environmental settlement escrow accounts that have been reclassified to cash and cash equivalents and used as “sources of funds,” along with the transfer of prepaid and other asset balances at legacy sites that have been transferred to the environmental trust.

Change in prepaid and other assets
Transfer of environmental letters of credit	$(29.9)
Release of environmental settlement escrow	(35.0)
Release of Kress Creek escrow account	(4.6)
Henderson prepaid land development costs	(2.0)
Transfer of surety bonds	(15.0)
5% cash premium on collateralized letters of credit	(2.2)

$(88.7)

e.	Property, plant and equipment, net — The adjustment represents the transfer of property, plant and equipment held at legacy sites to the environmental trust.

f.	Other long-term assets — The net adjustment represents the transfer of a $14.8 million investment in equity method investees to the Nevada Environmental Trust and $1.5 million in long-term receivables transferred to other environmental trusts, which were slightly offset by the recognition of $2.4 million in deferred financing fees related to the Wells Revolver.
g.	Accounts payable — The net adjustment represents payments made at emergence offset by accruals recorded for payments that will need to be made post-emergence as a result of execution of the Plan.
h.	Accrued liabilities — The adjustment represents $0.5 million in pro-rated property taxes related to sites that have been transferred to the environmental trusts as part of the Plan.
i.	Short-term debt — The change in the short-term debt balance represents a $25.0 million draw on the Wells Revolver that the Company made on the Effective Date.
j.	Liabilities subject to compromise — The adjustment to liabilities subject to compromise reflects the discharge of liabilities subject to compromise through a series of transactions involving cash and equity.

As discussed in Note 1, the Company applied fresh-start accounting pursuant to ASC 852 as of January 31, 2011. ASC 852 provides for, among other things, a determination of the value to be assigned to the assets of the reorganized Company. In applying fresh-start accounting on January 31, 2011, the Company recorded assets and liabilities at estimated fair value, except for deferred income taxes and certain liabilities associated with employee benefits, which were recorded in accordance with ASC 852 and ASC 740, Income Taxes (“ASC 740”), respectively. The significant assumptions related to the valuations of the Company’s assets and liabilities recorded in connection with fresh-start accounting are discussed herein. All valuation inputs, with the exception of the calculation of raw material inventories and the Company’s long-term debt, are considered to be Level 3 inputs, as they are based on significant inputs that are not observable in the market.

k.	Inventories — The Company recorded inventory at its fair value of $247.5 million, which was determined as follows:

•

Finished goods were valued based on the estimated selling price of finished goods on hand less costs to sell, including disposal and holding period costs, and a reasonable profit margin on the selling and disposal effort for each specific category of finished goods being evaluated;

•

Work in process was valued based on the estimated selling price once completed less total costs to complete the manufacturing process, costs to sell including disposal and holding period costs, a reasonable profit margin on the remaining manufacturing, selling, and disposal effort; and

•	Raw materials were valued based on current replacement cost, which approximates fair value.

l.	Property, plant, and equipment, net — The Company recorded a $143.7 million fair value step-up on its property, plant and equipment at the time of applying fresh-start accounting. The $143.7 million step-up was ascribed to the corresponding property, plant and equipment classes which included land, buildings, machinery and equipment and construction in progress, (collectively real and personal property). Fair value was based on the highest and best use of the assets. For the majority of assets, the indirect cost approach was utilized to value the assets.

Additionally, the Company recorded the fair value of lease tenements of $42.0 million using a discount rate of 19.1% based on the Company’s WACC adjusted for risks inherent to lease tenements and a remaining useful life of 16 years, depreciated on a unit of production basis.

m.	Intangible assets, net — The change in intangibles is due to the recognition of $335.1 million in separately identifiable intangible assets at fair value as a result of the application of fresh-start accounting.
n.

Other long-term assets — The change in other long-term assets is due to the write-off of $14.6 million of deferred financing fees that were related to Predecessor debtor-in-possession (“DIP”) financing facilities, which converted to a $425.0 million exit facility on February 14, 2011. The $14.6 million was partially offset by $0.8 million in deferred taxes recognized and $0.2 million related to the write-off of the net pension asset related to the Predecessor. At that time, additional deferred financing costs were capitalized based on the application of accounting principles. As of the emergence date, the fair value of debt changed where the stated coupon of the debt became par. Therefore all previous deferred financing costs were written-off.
o.	Pension and other postretirement benefits — The net adjustment reflects the fair value adjustments to pension obligations as a result of the application of fresh-start accounting.
p.	Deferred income taxes — The application of fresh-start accounting on January 31, 2011, resulted in the re-measurement of deferred income tax assets and liabilities associated with the revaluation of the Company’s assets and liabilities pursuant to ASC 852. Deferred income taxes were recorded at amounts determined in accordance with ASC 740.
q.	Other noncurrent liabilities — The net adjustment reflects the fair value adjustments to asset retirement obligations as a result of the application of fresh-start accounting.
r.	Stockholders’ equity — The adjustments reflect net gains relating to executing the Plan, gains related to revaluation of assets and “resetting” retained earnings and accumulated other comprehensive income to zero.

6. Accounts Receivable

Accounts receivable, exclusive of related party receivables and net of the related allowance for doubtful accounts, consisted of the following at March 31, 2012 and December 31, 2011:

	Successor
	March 31, 2012	December 31, 2011
Accounts receivable — trade	$347.5	$268.7
Other	1.6	2.6

Total	349.1	271.3
Allowance for doubtful accounts	(0.7)	(0.4)

Net	$348.4	$270.9

7. Inventories

Inventories, net of allowance for obsolete inventories and supplies, consisted of the following at March 31, 2012 and December 31, 2011:

	Successor
	March 31, 2012	December 31, 2011
Raw materials	$177.2	$123.5
Work-in-process	11.3	9.0
Finished goods(1)	168.4	130.3
Materials and supplies, net(2)	47.5	48.4

Total	$404.4	$311.2

(1)	Includes inventory on consignment to others of approximately $13.5 million at March 31, 2012 and $12.0 million at December 31, 2011.
(2)	Materials and supplies consist of processing chemicals, maintenance supplies and spare parts, which will be consumed directly and indirectly in the production of the Company’s products.

8. Property, Plant and Equipment

Property, plant and equipment, net consisted of the following at March 31, 2012 and December 31, 2011:

	Successor
	March 31, 2012	December 31, 2011
Land	$24.2	$24.2
Buildings	45.8	44.9
Machinery and equipment	421.7	417.1
Construction-in-progress	60.8	49.1
Mineral leaseholds	42.0	42.0
Other	36.3	33.1

Total	630.8	610.4
Less accumulated depreciation, depletion and amortization	(72.0)	(55.9)

Net	$558.8	$554.5

Depreciation expense related to property, plant and equipment for the three months ended March 31, 2012, two months ended March 31, 2011 and one month ended January 31, 2011 was $16.1 million, $8.8 million, and $3.8 million, respectively.

9. Intangible Assets

Intangible assets, net consisted of the following at March 31, 2012 and December 31, 2011:

	Successor
	March 31, 2012	December 31, 2011
Intangible assets	$335.1	$335.1
Less accumulated amortization	(27.7)	(21.8)

Intangible assets, net	$307.4	$313.3

The gross cost and accumulated amortization of intangible assets at March 31, 2012 and December 31, 2011, by major intangible asset category, were as follows:

	000000000000	000000000000	000000000000
	Successor
	March 31, 2012
	Gross Cost	Accumulated Amortization	Net Carrying Amount
Customer relationships	$293.9	$(23.6)	$270.3
TiO2 technology	31.9	(1.8)	30.1
Trade names	3.6	(0.9)	2.7
In-process research and development	5.0	(1.2)	3.8
Other	0.7	(0.2)	0.5

Total	$335.1	$(27.7)	$307.4

	000000000000	000000000000	000000000000
	Successor
	December 31, 2011
	Gross Cost	Accumulated Amortization	Net Carrying Amount
Customer relationships	$293.9	$(18.6)	$275.3
TiO2 technology	31.9	(1.5)	30.4
Trade names	3.6	(0.7)	2.9
In-process research and development	5.0	(0.9)	4.1
Other	0.7	(0.1)	0.6

Total	$335.1	$(21.8)	$313.3

Amortization expense related to intangible assets for the three months ended March 31, 2012 and two months ended March 31, 2011 was $5.9 million and $3.9 million, respectively. There was no amortization expense related to intangible assets for the one month ended January 31, 2011.

Estimated future amortization expense related to intangible assets is as follows:

Total
Amortization
2012	$17.8
2013	23.7
2014	22.9
2015	22.8
2016	21.2
Thereafter	199.0

Total	$307.4

10. Accrued Liabilities

Accrued liabilities consisted of the following at March 31, 2012 and December 31, 2011:

	Successor
	March 31, 2012	December 31, 2011
Employee-related costs and benefits	$20.8	$26.3
Sales rebates	7.9	8.2
Taxes other than income taxes	4.4	5.2
Interest	4.0	1.3
Asset retirement obligations	0.7	0.9
Reserves for environmental remediation and restoration	0.1	0.1
Other	3.6	3.7

Total	$41.5	$45.7

11. Debt

Short-term Debt

Short-term debt consisted of the following at March 31, 2012 and December 31, 2011:

Successor
	March 31, 2012	December 31, 2011
Wells Revolver(1)	$—	$—

Short-term debt	$—	$—

(1)	Average effective interest rate of 14.1% in 2011 and 0.0% in 2012 as there were no borrowings during the three months ended March 31, 2012.

Asset Based Lending Facility

On February 14, 2011 the Company entered into the Wells Revolver, a senior secured asset-based revolving credit agreement with Wells Fargo Capital Finance, LLC. The Wells Revolver has a maturity date of February 14, 2015. The Wells Revolver provides the Company with a committed source of capital with a principal borrowing amount of up to $125.0 million subject to a borrowing base, and also permits an expansion of up to $150.0 million. Borrowing availability under the Wells Revolver is subject to a borrowing base, which is related to certain eligible inventory and receivables held by the Company’s U.S. subsidiaries. As of March 31, 2012, the Company’s borrowing base was $125.0 million, less letters of credit outstanding of $26.3 million, for a total net availability of $98.7 million.

Borrowings under the Wells Revolver are secured by a first priority lien on substantially all of the Company’s and the subsidiary guarantors’ existing and future deposit accounts, inventory and receivables, and certain related assets, and a second priority lien on all of Tronox’s and the subsidiary guarantors’ other assets, including capital stock which serve as security under Tronox’s $425.0 million exit facility (the “Exit Financing Facility”).

The Wells Revolver bears interest at the Company’s option at either (i) the greater of the prime lending rate as announced by Wells Fargo Bank, N.A., (ii) the Federal Funds Rate plus 0.50%, or (iii) the one month LIBOR rate plus 0.50%, plus a margin that varies from 2.0% to 3.5% per annum depending on the average excess availability under the revolver. The unused portion of the Wells Revolver is subject to a commitment fee of 0.75% per annum on the average unused portion of the revolver, payable monthly in arrears. Interest is payable quarterly or, if the prime lending rate or Federal Funds Rate applies, is payable monthly.

During 2012, the Company had no borrowings against the Wells Revolver. During 2011, to facilitate its exit from bankruptcy and help pay for the buy-in of its 50% share of the Kwinana Facility TiO2 expansion, the Company borrowed $39.0 million against the Wells Revolver, which by December 31, 2011, was fully repaid using cash generated from operations.

On February 8, 2012, the Company amended the Wells Revolver to allow for the Transaction to occur while keeping the revolver in force.

Subsequent to the Transaction, Tronox Limited will have the opportunity to upsize or add additional asset based lending facilities in foreign jurisdictions up to a total limit of $400.0 million.

Long-Term Debt

Long-term debt consisted of the following at March 31, 2012 and December 31, 2011:

	Initial		Successor
	Principal Amount	Maturity Date	March 31, 2012	December 31, 2011
Term Facility(1)	$550.0	2/8/18	$550.0	$—
Exit Financing Facility(2)	$425.0	10/21/15	—	420.8
Co-generation Unit Financing Arrangement	$8.0	2/1/16	6.3	6.5

Total debt			556.3	427.3
Less: Long-term debt due in one year			(4.4)	(5.9)

Long-term debt			$551.9	$421.4

(1)	Average effective interest rate of 5.0% in 2012.
(2)	Average effective interest rate of 7.1% and 7.2% in 2012 and 2011, respectively.

The Company’s debt is recorded at historical amounts. At March 31, 2012 and December 31, 2011, the total carrying value of long-term debt approximates its fair value due to the variable interest rates and frequent repricing of such instruments. The fair value hierarchy for long-term debt is a Level 2 input.

The scheduled maturities of the Company’s long-term debt were as follows at March 31, 2012:

Total Debt
2012	$2.6
2013	7.1
2014	7.1
2015	7.1
2016	5.7
Thereafter	526.7

Total debt	$556.3

Exit Financing Facility

On February 14, 2011, the Company’s senior secured super-priority DIP and Exit Credit Agreement (the “Final DIP Facility”) with Goldman Sachs Lending Partners (“GSLP”), in accordance with its terms, converted into the Exit Financing Facility, with a maturity date of October 21, 2015.

The Exit Financing Facility bore interest at the greater of a base rate plus a margin of 4.0% or adjusted Eurodollar rate plus a margin of 5.0%. The base rate was defined as the greater of (i) the prime lending rate as quoted in the print edition of The Wall Street Journal, (ii) the Federal Funds Rate plus 0.50%, or (iii) 3%. The adjusted Eurodollar rate is defined as the greater of (i) the LIBOR rate in effect at the beginning of the interest period, or (ii) 2.0%. Interest was payable quarterly or, if the adjusted Eurodollar rate applied, it was payable on the last day of each interest period.

The Exit Financing Facility was secured by a first priority lien on substantially all of Tronox’s and the Subsidiary Guarantors’ existing and future property and assets.

The terms of the Exit Financing Facility provided for customary representations and warranties, affirmative and negative covenants and events of default. The terms of the covenants, subject to certain exceptions, restricted, among other things: (i) debt incurrence; (ii) lien incurrence; (iii) investments, dividends and distributions; (iv) dispositions of assets and subsidiary interests; (v) acquisitions; (vi) sale and leaseback transactions; and (vii) transactions with affiliates and shareholders. The Exit Financing Facility also contained covenants that limited the amount of capital expenditures to $55.0 million per year, with a carry-forward of the excess of the $55.0 million over the amount utilized in the prior year, but with no more than $15.0 million able to be carried-forward from one year to the next. In addition, the Exit Financing Facility required certain financial ratios to be maintained.

Term Facility

On February 8, 2012, the Company refinanced its Exit Facility and obtained a new Term Loan facility comprised of a $550.0 million Senior Secured Term Loan and a $150.0 million Senior Secured Delayed Draw Term Loan (together, the Term Facility). The Term Facility expressly permits the Transaction and, together with existing cash, is expected to fund the cash needs of the combined business, including any cash needs arising from the Transaction. The Term Facility has a maturity date of February 8, 2012.

The Term Facility bears interest at a base rate plus a margin of 2.25% or adjusted Eurodollar rate plus a margin of 3.25%. The base rate is defined as the greater of (i) the prime lending rate as quoted in the print edition of The Wall Street Journal, (ii) the Federal Funds Rate plus 0.50%, or (iii) 2%.

The Term Facility is secured by a first priority lien on substantially all of the Company’s and the subsidiary guarantors’ existing and future property and assets. This will include, upon the consummation of the Transaction, certain assets to be acquired in the Transaction.

The terms of the Term Facility provides for customary representations and warranties, affirmative and negative covenants and events of default. The terms of the covenants, subject to certain exceptions, restrict, among other things: (i) debt incurrence; (ii) lien incurrence; (iii) investments, dividends and distributions; (iv) dispositions of assets and subsidiary interests; (v) acquisitions; (vi) sale and leaseback transactions; and (vii) transactions with affiliates and shareholders.

In connection with the refinancing, the Company paid debt issuance costs of $24.5 million, of which $5.5 million was paid in 2011 and $19.0 million was paid in 2012. Such costs are recorded in “Prepaid and other assets” on the Condensed Consolidated Balance Sheet and are being amortized through the maturity date.

Co-generation Unit Financing Arrangement

In March 2011, the Tiwest Joint Venture acquired a steam and electricity gas fired co-generation plant, adjacent to its Kwinana pigment plant, through a five year financing arrangement. Tronox Western Australia Pty Ltd, the Company’s wholly owned subsidiary, owns a 50% undivided interest in the co-generation plant through the Tiwest Joint Venture. As a result, the Company incurred additional debt totaling $8.0 million, in order to finance its share of the asset purchase. Under the financing arrangement, monthly payments are required and interest accrues on the remaining balance owed at the rate of 6.5% per annum.

Financial Covenants

The Term Facility requires that a leverage ratio, as defined in the agreement, not exceed, as of the last day of any fiscal quarter, the correlative ratio as follows:

Fiscal Quarter Ending	Total Leverage Ratio
June 30, 2012 through December 31, 2015	3.00:1.00
March 31, 2016 and thereafter	2.75:1.00

The Wells Revolver contains various covenants and restrictive provisions which limits the Company’s ability to incur additional indebtedness. The Wells Revolver agreement requires us to maintain a Consolidated Fixed Charge Coverage Ratio of 1.0 to 1.0 calculated monthly, only if excess availability on the Wells Revolver is less than $18.75 million. If we are required to maintain the Consolidated Fixed Charge Coverage Ratio then either: i) the Consolidated Adjusted EBITDAR for the test period shall not be less than the Specified EBITDAR percentage of 65% of the Consolidated Adjusted EBITDAR of the parent and its subsidiaries for all periods ending on or prior to December 31, 2012 or ii) the Consolidated Adjusted EBITDAR during the test period shall not be less than the Specified EBITDAR threshold of $100.0 million; provided that the Specified EBITDAR threshold shall be reduced by $1.25 million on the last day of each month, commencing on January 31, 2012 and ending on December 31, 2012, until such time as the Specified Adjusted EBITDAR threshold is reduced to $85.0 million.

The Term Facility and the Wells Revolver are subject to an intercreditor agreement pursuant to which the lenders’ respective rights and interests in the security are set forth.

The Company was in compliance with its financial covenants at March 31, 2012. A breach of any of the covenants imposed on the Company by the terms of the Term Facility or the Wells Revolver could result in a default under the agreement. In the event of a default, the lenders could terminate their commitments to the Company and could accelerate the repayment of all of the Company’s indebtedness under the agreement. In such case, the Company may not have sufficient funds to pay the total amount of accelerated obligations, and its lenders could proceed against the collateral pledged.

Interest Expense

	Successor		Predecessor
	Three Months	Two Months	One Month
	Ended March 31,	Ended March 31,	Ended January 31,
	2012	2011	2011
Interest expense	$7.0	$5.1	$2.6
Amortization of deferred debt issuance costs	0.8	0.1	0.3
Other	0.4	0.2	—
Capitalized interest	(0.3)	(0.1)	—

Interest and debt expense	$7.9	$5.3	$2.9

For the one month ended January 31, 2011, interest expense excludes $2.8 million, which would have been payable under the terms of the Company’s $350.0 million 9.5% senior unsecured notes.

12. Other Assets and Other Liabilities

Prepaid and Other Current Assets — Prepaid and other current assets consisted of the following at March 31, 2012 and December 31, 2011:

	Successor
	March 31, 2012	December 31, 2011
Prepaid expenses	$5.9	$10.2
Cash collateralized letters of credit and surety bonds	5.0	4.9
Other	7.1	6.6

Total	$18.0	$21.7

Other Long-Term Assets — Other long-term assets consisted of the following at March 31, 2012 and December 31, 2011:

	Successor
	March 31, 2012	December 31, 2011
Debt issuance costs, net	$26.5	$8.4
Deferred tax benefits	8.3	9.0
Other, net	2.5	3.2

Total	$37.3	$20.6

Noncurrent Liabilities — Other — Noncurrent liabilities — other consisted of the following at March 31, 2012 and December 31, 2011:

	Successor
	March 31, 2012	December 31, 2011
Reserve for uncertain tax positions	$1.0	$0.9
Asset retirement obligations	30.5	29.2
Reserve for workers’ compensation and general liability claims	8.8	8.5
Reserves for environmental remediation and restoration	0.5	0.5
Other	6.3	1.9

Total	$47.1	$41.0

13. Commitments and Contingencies

Letters of Credit — At March 31, 2012, the Company had outstanding letters of credit in the amount of approximately $31.1 million, of which $26.3 million was outstanding under the Wells Revolver.

Other Commitments — The Company entered into certain agreements prior to the bankruptcy that required it to indemnify third parties for losses related to environmental matters, litigation and other claims. No material obligations are presently known and, thus, no reserve has been recorded in connection with such indemnification agreements.

Environmental Contingencies Related to Ongoing Businesses of Tronox — In accordance with ASC 450, Contingencies, and ASC 410, Asset Retirement and Environmental Obligations, Tronox Incorporated recognizes a loss and records an undiscounted liability when litigation has commenced or a claim or an assessment has been asserted, or, based on available information commencement of litigation or assertion of a claim or assessment is probable, and the associated costs can be estimated. It is not possible for the Company to reliably estimate the amount and timing of all future expenditures related to environmental matters because, among other reasons, environmental laws and regulations, as well as enforcement policies and clean up levels, are continually changing, and the outcome of court proceedings, alternative dispute resolution proceedings (including mediation) and discussions with regulatory agencies are inherently uncertain.

Tronox Incorporated believes that it has reserved adequately for the probable and reasonably estimable costs of known contingencies. There is no environmental litigation, claim or assessment that has been asserted nor is there any probability of an assessment or a claim for which the Company has not recorded a liability. However, additions to the reserves may be required as additional information is obtained that enables the Company to better estimate its liabilities. The Company cannot reliably estimate the amount of future additions to the reserves at this time. In certain situations, reserves may be probable but may not be estimable. Additionally, sites may be identified in the future where the Company could have potential liability for environmental related matters. If a site is identified, the Company will evaluate to determine what reserve, if any, should be established. For additional discussion of environmental matters, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company’s reserves for environmental contingencies related to its ongoing businesses amounted to $0.6 million at March 31, 2012, of which $0.5 million was classified in “Other Non-current Liabilities” on the Condensed Consolidated Balance Sheets.

The following table summarizes the contingency reserve balances, provisions, payments and settlements for the three months ended March 31, 2012, as well as balances, accruals and receipts of reimbursements of environmental costs from other parties.

Reserves for Environmental Remediation (1)
Successor: Balance at December 31, 2011	$0.6
Provisions/Accruals	—
Payments	—

Successor: Balance at March 31, 2012	$0.6

(1)	Balance at March 31, 2012 includes $0.3 million related to the Company’s Oklahoma Tech Center. These charges are reflected in the Condensed Consolidated Statements of Operations as “Provision for environmental remediation and restoration, net of reimbursements.”

Legal — The Western Australian Office of State Revenue (the “OSR”) continues to review their technical position on the imposition of stamp duty on the transfer of the Company’s shares related to Kerr-McGee’s restructuring in 2002 and from the share transfer related to the spinoff of the Company from Kerr-McGee in 2005. The OSR recently contacted the Company seeking additional information related to the 2005 spinoff. In addition, the OSR informed the Company that it has made a preliminary determination that the Company was land rich at the time of the 2002 share transfers and, as a result, the Company may be liable for stamp duty and penalties arising from that share transfer. The OSR has not made an assessment at this time and continues discussions with the Company and its legal advisors. The Company has accrued stamp duty on the 2002 transaction in the amount of $3.2 million based upon its position that the Company was not land rich at the time of the share transfers. The Company intends to exercise all of its legal and administrative remedies in the event that the OSR makes an assessment based upon its claim that it is land rich.

Registration Rights Agreement — On the Effective Date, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain stockholders of the Company party thereto. Pursuant to the Registration Rights Agreement, among other things, the Company was required to file with the SEC, pursuant to Section 13(a) of the Exchange Act, a registration statement for its common stock prior to September 30, 2011. The Company did not meet the September 30, 2011 deadline, and therefore, was subject to liquidation damages of approximately $2.0 million. The Company accrued $2.0 million related to such liability during 2011 and, as of December 31, 2011, the Company received and paid claims in the amount of $0.6 million. The remaining $1.4 million of claims were received and paid during the first quarter of 2012.

Other Matters — From time to time, the Company may be party to a number of legal and administrative proceedings involving environmental and/or other matters in various courts or agencies. These proceedings, individually and in the aggregate, may have a material adverse effect on the Company. These proceedings may be associated with facilities currently or previously owned, operated or used by the Company and/or its predecessors, some of which may include claims for personal injuries, property damages, cleanup costs and other environmental matters. Current and former operations of the Company may also involve management of regulated materials, which and are subject to various environmental laws and regulations including the Comprehensive Environmental Response Compensation and Liability Act (“CERCLA”), the Resource Conservation and Recovery Act (RCRA) or state equivalents. Similar environmental laws and regulations and other requirements exist in foreign countries in which the Company operates.

14. Statements of Operations Data

Other Income (Expense) — The components of other income (expense) consisted of:

	Successor		Predecessor
	Three Months	Two Months	One Month
	Ended March 31,	Ended March 31,	Ended January 31,
	2012	2011	2011
Net unrealized and realized foreign currency gain (loss)	$(2.2)	$0.9	$1.5
Interest income	0.2	0.1	0.1
Other	0.6	—	—

Total	$(1.4)	$1.0	$1.6

Reorganization Income — Items resulting from the Company’s reorganization from bankruptcy are classified as “Reorganization income” on Condensed Consolidated Statements of Operations. Upon emergence from bankruptcy, the Company no longer reports reorganization income or expense. Any residual income or costs are included in “Selling, general and administrative expenses” on the Condensed Consolidated Statements of Operations.

The Company’s net charges for reorganization items were as follows:

Predecessor
One Month
Ended January 31,
2011
Legal and professional fees	$(12.0)
Indirect environmental claims	(24.3)
Fees related to the Rights Offering and other debt related costs	(9.2)
Forgiveness of debt	127.7
Gain as a result of application of fresh-start accounting	531.4

Total	$613.6

15. Income Taxes

The following table presents the income tax provision, along with income from continuing operations and the effective tax rate:

	Successor		Predecessor
	Three Months Ended March 31, 2012	Two Months Ended March 31, 2011	One Month Ended January 31, 2011
Income tax provision	$(17.4)	$(3.3)	$(0.7)
Income from Continuing Operations before Income Taxes	$103.7	$13.5	$632.2
Effective Tax Rate	16.8%	24.4%	0.1%

The tax provisions for the 2012 and 2011 Successor periods differ from the U.S. statutory rate of 35% primarily due to valuation allowances in the United States and income in foreign jurisdictions taxed at rates lower than 35%. In the one month ended January 31, 2011, the tax provision for the Predecessor period differs from the U.S. statutory rate of 35% primarily due to fresh-start adjustments, which were booked net of tax. Additionally, the Predecessor period effective tax rate was impacted by valuation allowances in multiple jurisdictions and income in foreign jurisdictions taxed at lower rates than 35%.

The application of fresh-start accounting on January 31, 2011 resulted in the re-measurement of deferred income tax liabilities associated with the revaluation of the Company’s assets and liabilities pursuant to ASC 852 (see Note 5). As a result, deferred income taxes were recorded at amounts determined in accordance with ASC 740 of $11.8 million as part of reorganization income. Additionally, during 2011, the Company released valuation allowances against certain of its deferred tax assets in the Netherlands and Australia resulting from this re-measurement.

For U.S. federal income tax purposes, typically the amount of cancellation of debt income (“CODI”) recognized, and accordingly the amount of tax attributes that may be reduced, depends in part on the fair market value of non-cash consideration given to creditors. On the Company’s date of emergence, the fair market value of non-cash consideration given was such that the creditors received consideration in excess of their claims. For this reason, the company did not recognize any CODI and retained all of its U.S. tax attributes. In addition, the Company is reflecting a tax deduction for the premium paid to the creditors of $1,129.7 million. This deduction will increase the Company’s net operating losses (“NOL’s”) in the United States and in various states where the company has filing requirements. The resulting federal tax benefit of $395.4 million and the estimated corresponding state tax benefit of $51.0 million, net of the deferred federal effect, have been fully offset by a valuation allowance in accordance with ASC 740, after considering all available positive and negative evidence. Because the financial offset for the consideration given to creditors was recorded through equity, neither the tax benefits nor the offsetting valuation allowance impacts are shown in the effective tax rate table above. Instead, the excess tax benefit, which nets to zero with the valuation allowance, is reflected as an equity adjustment.

Upon emergence from bankruptcy, the Company experienced an ownership change resulting in a limitation under IRC Sections 382 and 383 related to its U.S. NOL’s generated prior to emergence. The Company does not expect that the application of these limitations will have any material affect upon its U.S. federal or state income tax liabilities.

The Company continues to maintain a valuation allowance related to the net deferred tax assets in the United States. Future provisions for income taxes will include no tax benefits with respect to losses incurred and tax expense only to the extent of current payments until the valuation allowance in the United States is eliminated. ASC 740 requires that all available positive and negative evidence be weighted to determine whether a valuation allowance should be recorded.

16. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations for the periods indicated:

	Successor		Predecessor
	Three Months Ended March 31, 2012	Two Months Ended March 31, 2011	One Month Ended January 31, 2011
Income from Continuing Operations	$86.3	$10.2	$631.5
Shares (In thousands)	15,078	14,924	41,311
Effect of Dilutive Securities:
Restricted Stock	49	265	88
Warrants	587	604	—
Options	19	—	—

Total Dilutive Shares	15,733	15,793	41,399
Basic Income per Share	$5.72	$0.68	$15.29

Diluted Income per Share	$5.48	$0.65	$15.25

In computing diluted earnings per share under the treasury stock method, the Company considered potentially dilutive shares. The number of stock options that were anti-dilutive because they were not “in the money” was 1,152,408 for the one month ended January 31, 2011 at an average exercise price of $9.54.

The following table sets forth the computation of basic and diluted earnings per share from discontinued operations for the periods indicated:

	Successor		Predecessor
	Three Months Ended March 31, 2012	Two Months Ended March 31, 2011	One Month Ended January 31, 2011
Loss from Discontinued Operations	$—	$—	$(0.2)
Basic Loss per Share	—	—	(0.01)

Diluted Loss per Share	$—	$—	$—

17. Stockholders’ Equity

Common Stock — The changes in common stock shares outstanding and treasury shares for the three months ended March 31, 2012 were as follows:

New common stock shares outstanding:
Outstanding at December 31, 2011	15,076,691
Stock-based compensation	8,443
Shares issued for warrants exercised	3,676
Claims	5

Balance at March 31, 2012	15,088,815

New common stock held as treasury shares:
Balance at December 31, 2011	94,513
Stock-based compensation	3,790

Balance at March 31, 2012	98,303

Warrants — As part of its emergence from bankruptcy, the Company authorized 544,041 Series A Warrants and 672,175 Series B Warrants. As of March 31, 2012, the Company had outstanding Series A Warrants to purchase 459,419 ordinary shares at an exercise price of $62.13 per ordinary share issued and outstanding and Series B Warrants to purchase 590,678 ordinary shares at an exercise price of $68.56 per ordinary share issued and outstanding. The warrants have anti-dilution protection for in-kind stock dividends, stock splits, stock combinations and similar transactions and may be exercised at any time during the period from February 14, 2011 to the close of business on February 14, 2018.

18. Stock-Based Compensation

Successor

On the Effective Date, the Company adopted the management equity incentive plan (the “MEIP”), which permits the grant of awards that constitute incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock-based awards, cash payments and other forms such as the compensation committee of the Board in its discretion deems appropriate, including any combination of the above. Subject to further adjustment, the number of shares available for delivery pursuant to the awards granted under the MEIP is 1.2 million shares. The shares awarded under the MEIP, may be authorized but unissued shares, authorized and issued shares reacquired and held as treasury shares or a combination thereof.

Grants to Board Members

As noted above, the MEIP authorized the issuance of restricted shares to eligible directors who were serving on the Board on the Effective Date. The equity compensation available under the MEIP to eligible directors consists of the following: (i) an equity retainer award; (ii) a primary award; and (iii) a secondary award. The terms of those specific awards are as follows:

•

Equity Retainer Award — Eligible directors who were serving on the Board on the Effective Date received shares of restricted stock with a value equal to $70,000, determined by dividing $70,000 by the average of the ten day trading price of the Company’s common stock for the ten day period commencing on the twentieth trading day following the Effective Date and rounding down to the nearest full share. The equity retainer award vest in four pro-rata equal installments on the last day of each quarter that ends during the covered period, provided that the eligible director is then providing services to the Board on each such vesting date.

•

Primary Award — Eligible directors who were serving on the Board on the Effective Date received a grant of 2,500 shares of restricted stock. The primary award restricted shares vest in twelve pro-rata equal installments on the last day of each calendar quarter that ends following the Effective Date, provided that the eligible director is then providing services to the Board on each such vesting date.

•	Secondary Award — Eligible directors who were serving on the Board on the Effective Date received grants of restricted shares as follows:

•	The Chairman of the Board received a secondary restricted share award of 6,500 shares.

•	Each Co-chairman of the Strategic Committee, who was not serving as Chairman of the Board, received a secondary restricted share award of 6,500 shares.

•	The Chairman of the Audit Committee, who was not serving as the Chairman of the Board or Chairman of the Strategic Committee, received a secondary restricted share award of 4,500 shares.

•	All eligible directors, other than the Chairman of the Board and the Chairmen of the Strategic Committee and Audit Committee, received a secondary restricted share award of 3,500 shares.

The secondary awards vest based on the following schedule, provided that the eligible director is then providing services to the Board on each such vesting date:(i) 12.5% on December 31, 2011, December 31, 2012 and December 31, 2013; (ii) 20% on December 31, 2014; and (iii) 42.5% on December 31, 2015; provided that all secondary restricted share awards shall immediately vest upon the consummation of a change in control of the Company, as specified in the MEIP.

Notwithstanding anything set forth to the contrary in the MEIP, effective January 1, 2014, the shareholders of the Company, may, upon a majority vote, resolve to terminate any or all unvested secondary restricted shares, and following such a vote, all such secondary restricted shares shall be cancelled and forfeited for no consideration.

Compensation expense related to these restricted stock awards was $0.2 million for the three months ended March 31, 2012 and $0.3 million for the two months ended March 31, 2011.

The following table summarizes restricted stock share activity with Board members for the three months ended March 31, 2012.

	Equity Retainer Award		Primary Award		Secondary Award
Restricted Shares	Number of Shares	Weighted-Avg. Grant Date Fair Value	Number Of Shares	Weighted-Avg. Grant Date Fair Value	Number of Shares	Weighted-Avg. Grant Date Fair Value
Balance at December 31, 2011	—	$—	10,008	$122.50	24,497	$122.50
Awards granted	—	—	—	—	—	—
Awards earned	—	—	(1,040)	122.50	—	—

Balance at March 31, 2012	—	$—	8,968	$122.50	24,497	$122.50

Outstanding awards expected to vest	—	$—	8,968	$122.50	24,497	$122.50

Grants to employees

On January 2, 2012, the Company granted to its employees 10,083 shares, which have graded vesting provisions. The Company is withholding the highest combined maximum rate imposed under all applicable federal, state, local and foreign tax laws on behalf of the employees that have received these awards. In accordance with ASC 718, Compensation – Stock Compensation, such restricted stock awards are classified as liability awards and are re-measured to fair value at each reporting date. Compensation expense related to employee restricted stock awards was $6.0 million and $2.6 million for the three months ended March 31, 2012 and two months ended March 31, 2011, respectively.

The following table summarizes restricted stock share activity with employees for the three months ended March 31, 2012.

	Number of Shares	Fair Value(1)
Balance at December 31, 2011	201,094	$107.91
Awards granted	10,083	120.13
Awards earned	(11,193)	122.50
Awards forfeited	—	—

Balance at March 31, 2012	199,984	$106.91

Outstanding awards expected to vest	199,984	$106.91

(1)	Represents the weighted-average grant-date fair value.

Stock Options

During 2012, the Company granted to its employees stock options, which have graded vesting provisions. The following table presents a summary of activity for the Company’s options for the three months ended March 31, 2012:

	Number of Options	Price (1)	Contractual Life Years (1)	Intrinsic Value(2)
Balance at December 31, 2011	69,000	$110.00	9.95	$0.7
Options issued	4,466	123.00	9.76	0.2

Outstanding at March 31, 2012	73,466	$110.79	9.71	$4.7

(1)	Represents weighted average exercise price and weighted average remaining contractual life, as applicable.
(2)	Reflects aggregate intrinsic value based on the difference between the market price of the Company’s stock at March 31, 2012 and the options’ exercise price.

Valuation and Cost Attribution Methods. Options’ fair value was determined on the date of grant using the Black-Scholes option-pricing model and was recognized in earnings on a straight-line basis over the employee service period of three years necessary to earn the awards, which is the vesting period. On January 3, 2012, the Company ran the Black-Scholes option-pricing model for the 4,466 options granted and used the following assumptions:

2012
Risk-free interest rate	1.97%
Expected dividend yield	0.0%
Expected volatility	48.6%
Expected term (years)	10.0
Per-unit fair value of options granted	$73.89

The Company used the fair market value and exercise price of $123.00, which was the closing price of TROX.PK recorded on January 3, 2012.

Expected Volatility — In setting the volatility assumption, the Company considered the most recent reported volatility of each compensation peer company. For the 2012 valuation, the peer company group included the following companies: Cabot Corporation, Celanese Corporation, Chemtura Corporation, Cliffs Natural Resources Inc., Cytec Industries Inc., Eastman Chemical Company, FMC Corporation, Freeport-McMoRan Copper & Gold Inc., Georgia Gulf Corporation, Huntsman Corporation, Kronos Worldwide, Inc., The Lubrizol Corporation, Nalco Holding Company, PPG Industries, Inc., Rockwood Holdings, Inc., RPM International Inc., The Sherwin-Williams Company, Solutia Inc., Southern Copper Corporation, Teck Resources Limited, The Valspar Corporation, W.R. Grace & Co, and Westlake Chemical Corporation.

Risk-free interest rate — The Company used a risk-free interest rate of 1.97%, which was the yield of the ten year U.S. Treasury Note.

Compensation expense related to the Company’s nonqualified stock option awards for the three months ended March 31, 2012 and two months ended March 31, 2011 was $0.5 million and nil, respectively.

Predecessor

Upon emergence from bankruptcy, all predecessor common stock equivalents, including but not limited to stock options and restricted stock units of the Company vested and were immediately cancelled with the Plan.

Overview — The Company’s Long Term Incentive Plan (“LTIP”) authorized the issuance of shares of its Class A common stock to certain employees and non-employee directors any time prior to November 16, 2015, in the form of fixed-price stock options, restricted stock, stock appreciation rights or performance awards. As of the Effective Date, all stock-based awards previously issued under the Predecessor’s LTIP plan vested and were immediately cancelled.

For the one month ended January 31, 2011, the Company recognized $0.1 million of compensation expense related to restricted stock-based awards, which was based on the fair value of the awards. During the one month ended January 31, 2011, the valuation allowance was adjusted for activity during each period. For this reason, any tax benefit associated with compensation expense had a corresponding offset to the valuation allowance, yielding no overall income tax benefit.

The following table summarizes information about restricted stock award, performance award and stock option activity for the one month ended January 31, 2011:

	Restricted Stock Awards & Stock Opportunity Grants		Performance Awards	Stock Options
	Number of	Fair	Number Of	Number of		Contractual	Intrinsic
Restricted Shares	Shares	Value(1)	Units	Options	Price(2)	Life (Years)(2)	Value(3)
Balance at December 31, 2010	148,053	$4.92	2,689,150	1,152,408	$9.54	5.31	$9.54
Awards vested/cancelled	(148,053)	—	(2,689,150)	(1,152,408)	—	—	—

Balance at January 31, 2011	—	$—	—	—	$—	—	$—

(1)	Represents the weighted average grant date fair value.
(2)	Represents weighted average exercise price and weighted average remaining contractual life, as applicable.
(3)	Reflects aggregate intrinsic value based on the difference between the market price of the Company’s stock and the options’ exercise price.

19. Cash Flows Statement Data

Other noncash items included in the reconciliation of net income to net cash flows from operating activities include the following:

	Successor		Predecessor
	Three Months	Two Months	One Month
	Ended March 31,	Ended March 31,	Ended January 31,
	2012	2011	2011
Workers’ compensation and insurance liability	$0.6	$0.2	$0.1
Abandonment expense	0.3	0.3	—
Asset retirement obligation accretion expense	0.5	0.3	0.1
Asset retirement obligation changes in estimates	—	0.9	—
Inventory write-downs	—	0.7	—
FIN 48 liability adjustment	—	1.0	(0.4)
Other net adjustments	0.9	—	—

Total	$2.3	$3.4	$(0.2)

Other, net, included in the reconciliation of net income to net cash flows from operating activities includes the following:

	Successor		Predecessor
	Three Months	Two Months	One Month
	Ended March 31,	Ended March 31,	Ended January 31,
	2012	2011	2011
Pension and postretirement	$(1.5)	$(0.7)	$—
Asset retirement obligation expenditures	—	(0.4)	—
Environmental expenditures, net of reimbursements	—	33.1	—
Other net adjustments	1.3	(0.5)	1.0

Total	$(0.2)	$31.5	$1.0

20. Pension and Other Postretirement Healthcare Benefits

The components of net periodic pension and postretirement healthcare cost for the three months ended March 31, 2012, two months ended March 31, 2011 and one month ended January 31, 2011 were as follows:

	Retirement Plans			Postretirement Healthcare Plan
	Successor		Predecessor	Successor		Predecessor
	Three Months Ended March 31,	Two Months Ended March 31,	One Month Ended January 31,	Three Months Ended March 31,	Two Months Ended March 31,	One Month Ended January 31,
	2012	2011	2011	2012	2011	2011
Net periodic cost:
Service cost	$1.2	$0.5	$0.2	$0.1	$—	$—
Interest cost	6.3	3.9	1.9	0.1	0.1	—
Expected return on plan assets	(6.0)	(3.7)	(2.0)	—	—	—
Net amortization — Prior service cost (credit)	—	—	—	—	—	(1.1)
Net amortization — Actuarial (gain) loss	—	—	0.5	—	—	0.1

Sub-total net periodic cost (income)	$(1.5)	$0.7	$0.6	$0.2	$0.1	$(1.0)

21. Related Party Transactions

The Company conducts transactions with Exxaro Australia Sands Pty Ltd (“Exxaro”), the Company’s 50% partner in the Tiwest Joint Venture. The Company purchased, at open market prices, raw materials used in its production of TiO2 and Exxaro’s share of TiO2 produced by the Tiwest Joint Venture. The Company also provided administrative services and product research and development activities, which were reimbursed by Exxaro. For the three months ended March 31, 2012, two months ended March 31, 2011 and one month ended January 31, 2011, the Company made payments of $82.9 million, $12.8 million and $44.0 million, respectively, and received payments of $7.0 million, $2.0 million and nil, respectively, related to these transactions.

22. Segment Information

The Company has one reportable segment representing its pigment business. The pigment segment primarily produces and markets TiO2 and has production facilities in the United States, Australia, and the

Netherlands. The pigment segment also includes heavy minerals production operated through Exxaro. The heavy minerals production is integrated with the Company’s Australian pigment plant, but also has third-party sales of minerals not utilized by its pigment operations. Electrolytic and other chemical products (which do not constitute reportable segments) represent the Company’s other operations which are comprised of electrolytic manufacturing and marketing operations, all of which are located in the United States, and are reported in “Other Activities” when reconciling segmented information. Segment performance is evaluated based on segment operating profit (loss), which represents the results of segment operations before unallocated costs, such as general corporate expenses not identified to a specific segment, environmental provisions related to sites no longer in operation, gains on land sales from properties not used in current operations, income tax expense or benefit and other income (expense).

		Other Activities
	Pigment Segment	Electrolytic	Corporate and Other	Total
Successor: January 1 through March 31, 2012
Net Sales	$402.5	$30.8	$0.3	$433.6
Income (Loss) from operations	141.1	(1.1)	(27.0)	113.0
Interest and debt expense				(7.9)
Other income (expense)				(1.4)
Income (Loss) from Continuing Operations before Income Taxes				$103.7
Total Assets	$1,650.7	$85.5	$166.8	$1,903.0
Depreciation, Depletion and Amortization	19.0	2.0	1.1	22.1
Capital Expenditures	12.1	0.8	7.8	20.7

Successor: February 1 through March 31, 2011
Net Sales	$244.0	$22.9	$0.2	$267.1
Income (Loss) from operations	24.5	0.3	(7.0)	17.8
Interest and debt expense				(5.3)
Other income				1.0
Income from Continuing Operations before Income Taxes				$13.5
Total Assets	$1,238.9	$86.9	$121.5	$1,447.3
Depreciation, Depletion and Amortization	11.1	1.2	0.8	13.1
Capital Expenditures	14.7	1.1	0.5	16.3

Predecessor: January 1 through January 31, 2011
Net Sales	$93.1	$12.1	$2.4	$107.6
Income (Loss) from operations	21.4	0.7	(2.2)	19.9
Interest and debt expense				(2.9)
Other income				1.6
Reorganization income				613.6
Income from Continuing Operations before Income Taxes				632.2
Total Assets	$714.7	$117.5	$258.3	$1,090.5
Depreciation, Depletion and Amortization	3.3	0.6	0.2	4.1
Capital Expenditures	4.2	0.8	0.5	5.5

	Successor		Predecessor
	Three Months Ended March 31,	Two Months Ended March 31,	One Month Ended January 31,
	2012	2011	2011
Net Sales(1)
U.S. operations	$230.1	$137.9	$60.1
International operations
The Netherlands	78.7	46.9	15.1
Australia	124.8	82.3	32.4

Total	$433.6	$267.1	$107.6

Net Property, Plant and Equipment
U.S. operations	$201.2	$196.7	$164.4
International operations
The Netherlands	54.9	58.0	49.0
Australia	302.7	193.3	104.1

Total	$558.8	$448.0	$317.5

(1)	Based on country of production.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Tronox Incorporated

We have audited the accompanying consolidated balance sheets of Tronox Incorporated (a Delaware corporation) and subsidiaries (the Company) as of December 31, 2011 (Successor Company) and 2010 (Predecessor Company), and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for the eleven months ended December 31, 2011 (Successor Company), the one month ended January 31, 2011 (Predecessor Company) and for each of the two years in the period ended December 31, 2010 (Predecessor Company). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Tronox Incorporated and subsidiaries as of December 31, 2011 (Successor Company) and 2010 (Predecessor Company), and the results of their operations and their cash flows for the eleven months ended December 31, 2011 (Successor Company), the one month ended January 31, 2011 (Predecessor Company) and for each of the two years in the period ended December 31, 2010 (Predecessor Company), in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, Tronox Incorporated and certain of its subsidiaries filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code on January 12, 2009. Material conditions to the Company’s Plan of Reorganization were resolved on January 26, 2011 and the Company subsequently emerged from bankruptcy protection. In connection with its emergence from bankruptcy, the Company adopted the guidance for fresh start accounting in accordance with FASB ASC Topic 852, Reorganizations, as of January 31, 2011.

/s/ Grant Thornton LLP

Oklahoma City, Oklahoma

March 22, 2012

TRONOX INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars, except share and per share data)
Net Sales	$1,543.4	$107.6	$1,217.6	$1,070.1
Cost of goods sold	(1,104.5)	(82.3)	(996.1)	(931.9)

Gross Margin	438.9	25.3	221.5	138.2
Selling, general and administrative expenses	(151.7)	(5.4)	(59.2)	(71.7)
Gain on the sale of land	—	—	—	1.0
Impairment of long-lived assets	—	—	—	(0.4)
Restructuring charges	—	—	—	(17.3)
Net loss on deconsolidation of subsidiary	—	—	—	(24.3)
Litigation/arbitration settlement	9.8	—	—	—
Provision for environmental remediation and restoration, net of reimbursements	4.5	—	47.3	—

Income from Operations	301.5	19.9	209.6	25.5
Interest and debt expense	(30.0)	(2.9)	(49.9)	(35.9)
Other income (expense)	(9.8)	1.6	(8.3)	(10.3)
Reorganization income (expense)	—	613.6	(144.8)	(9.5)

Income (Loss) from Continuing Operations before Income Taxes	261.7	632.2	6.6	(30.2)
Income tax (provision) benefit	(20.2)	(0.7)	(2.0)	1.5

Income (Loss) from Continuing Operations	241.5	631.5	4.6	(28.7)
Income (loss) from discontinued operations, net of income tax benefit of nil, nil, nil and nil, respectively	—	(0.2)	1.2	(9.8)

Net Income (Loss)	$241.5	$631.3	$5.8	$(38.5)

Income (Loss) per Share, Basic and Diluted:
Basic—
Continuing operations	$16.12	$15.29	$0.11	$(0.70)
Discontinued operations	—	(0.01)	0.03	(0.24)

Net income per share	$16.12	$15.28	$0.14	$(0.94)

Diluted—
Continuing operations	$15.46	$15.25	$0.11	$(0.70)
Discontinued operations	—	—	0.03	(0.24)

Net income per share	$15.46	$15.25	$0.14	$(0.94)

Weighted Average Shares Outstanding (in thousands):
Basic	14,981	41,311	41,232	41,176
Diluted	15,619	41,399	41,383	41,176

The accompanying notes are an integral part of the consolidated financial statements.

TRONOX INCORPORATED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Net Income (Loss)	$241.5	$631.3	$5.8	$(38.5)
Foreign currency translation adjustments	(6.1)	0.9	(10.0)	36.8
Reclassification of realized (gain) loss on cash flow hedges to net income (loss), net of taxes of nil, nil, nil and $0.3	—	—	—	0.4
Retirement and postretirement plans:
Actuarial loss, net of taxes of $1.9 million, nil, nil and nil	(50.9)	—	(18.7)	(11.3)
Amortization of actuarial gain, net of taxes of nil, nil, nil and nil	—	0.5	3.1	4.3
Prior service credit, net of taxes of nil, nil, nil and nil	—	—	12.1	—
Amortization of prior service cost, net of taxes of nil, nil, nil and nil	—	(1.1)	(14.0)	(3.9)
Termination of nonqualified benefits restoration plan, net of taxes of nil, nil, nil and nil(1)	—	—	4.4	—
Deconsolidation of Germany pension plan, net of taxes of nil, nil, nil and nil(2)	—	—	—	(0.3)

Total comprehensive income (loss)	$184.5	$631.6	$(17.3)	$(12.5)

(1)	The nonqualified benefits restoration plan was terminated as part of the Plan.
(2)	The Company’s German operations were declared insolvent on March 13, 2009, as discussed in Note 20.

The accompanying notes are an integral part of the consolidated financial statements.

TRONOX INCORPORATED

CONSOLIDATED BALANCE SHEETS

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars, except shareand per share data)
ASSETS
Current Assets
Cash and cash equivalents	$154.0	$141.7
Accounts receivable:
Third party, net of allowance for doubtful accounts of $0.4 and $0.8	270.9	243.8
Related party	6.9	2.7
Inventories	311.2	198.4
Prepaid and other assets	21.7	144.8
Deferred income taxes	4.3	4.3

Total Current Assets	769.0	735.7
Property, Plant and Equipment, Net	554.5	315.5
Intangible Assets, Net	313.3	—
Other Long-Term Assets	20.6	46.7

Total Assets	$1,657.4	$1,097.9

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable:
Third party	$126.9	$134.7
Related party	74.8	64.3
Accrued liabilities	45.7	45.7
Long-term debt due within one year	5.9	4.3
Income taxes payable	27.6	3.3

Total Current Liabilities	280.9	252.3

Noncurrent Liabilities
Long-term debt	421.4	420.7
Pension and postretirement healthcare benefits	142.7	107.2
Deferred income taxes	19.1	—
Other	41.0	47.4

Total Noncurrent Liabilities	624.2	575.3

Liabilities Subject to Compromise	—	900.3
Contingencies and Commitments
Stockholders’ Equity
Successor new common stock, par value $0.01—100,000,000 shares authorized, 15,406,803 shares issued and 15,076,691 shares outstanding at December 31, 2011	0.1	—
Predecessor Class A common stock, par value $0.01—100,000,000 shares authorized, 19,107,367 shares issued at December 31, 2010	—	0.2
Predecessor Class B common stock, par value $0.01—100,000,000 shares authorized, 22,889,431 shares issued at December 31, 2010	—	0.2
Capital in excess of par value	579.2	496.2
Retained earnings (accumulated deficit)	241.5	(1,128.2)
Accumulated other comprehensive income (loss)	(57.0)	8.8
Treasury stock, at cost—94,513 shares at December 31, 2011 and 623,953 shares at December 31, 2010	(11.5)	(7.2)

Total Stockholders’ Equity	752.3	(630.0)

Total Liabilities and Stockholders’ Equity	$1,657.4	$1,097.9

The accompanying notes are an integral part of the consolidated financial statements.

TRONOX INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Years Ended December 31,
			2010	2009
	(Millions of dollars)
Cash Flows from Operating Activities
Net income (loss)	$241.5	$631.3	$5.8	$(38.5)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation, depletion and amortization	79.1	4.1	50.1	53.1
Impairments and write-downs of long-lived assets and inventory	—	—	2.5	17.1
Deferred income taxes	3.8	0.8	(5.1)	(1.9)
Provision for environmental remediation and restoration, net of reimbursements	—	—	(48.9)	(28.2)
Amortization of debt issuance costs	0.8	0.3	9.2	2.9
Pension and postretirement healthcare benefit (income) expense, net	4.4	(0.4)	(10.5)	6.0
(Gain) loss on liquidation/dissolution/deconsolidation of subsidiaries	(0.2)	—	(5.3)	15.9
Gain on the sale of land	—	—	—	(1.0)
Stock compensation expense	13.8	—	0.5	0.2
Other noncash items affecting net income (loss)	(6.7)	(0.2)	8.1	10.7
Reorganization items:
Noncash reorganization items	—	(636.6)	97.6	(33.5)
Gain on forgiveness of debt	—	—	—	(5.0)
Environmental settlement funding	—	(270.0)	—	—
Claims paid with cash	—	(18.6)	(82.6)	(2.6)
Tort settlement funding	—	(16.5)	—	(117.7)
Professional and legal fees	—	(12.0)	(51.5)	(28.0)
Changes in assets and liabilities:
(Increase) decrease in trade accounts receivable	(56.0)	(8.1)	(11.9)	(22.5)
(Increase) decrease in related parties accounts receivable	(2.0)	(2.1)	0.9	(5.0)
(Increase) decrease in inventories	(64.0)	(15.3)	(6.6)	55.4
(Increase) decrease in prepaids and other assets	27.7	35.4	20.2	(1.9)
Increase (decrease) in accounts payable and accrued liabilities	(38.2)	23.1	83.2	61.2
Increase (decrease) in related parties accounts payable	9.9	0.5	17.0	13.0
(Increase) decrease in taxes payable	26.0	0.2	(1.3)	(2.3)
Other, net	23.5	1.0	5.5	(1.9)

Cash provided by (used in) operating activities	$263.4	$(283.1)	$76.9	$(54.5)

Cash Flows from Investing Activities:
Capital expenditures	(132.9)	(5.5)	(45.0)	(24.0)
Collection of repurchased receivables	—	—	—	41.1
Repurchase of securitized receivables	—	—	—	(41.1)
Proceeds from sale of assets	0.5	—	—	1.2

Cash used in investing activities	(132.4)	(5.5)	(45.0)	(22.8)

Cash Flows from Financing Activities
Reductions of debt	(44.7)	—	(425.0)	(272.8)
Proceeds from borrowings	14.0	25.0	425.0	490.0
Debt issuance costs and commitment fees	(5.5)	(2.4)	(15.4)	(45.6)
Proceeds from rights offering	—	185.0	—	—
Fee related to rights offerings and other related debt costs	—	—	(16.8)	—
Other equity, net	1.3	—	—	—

Cash provided by (used in) financing activities	(34.9)	207.6	(32.2)	171.6

Effects of Exchange Rate Changes on Cash and Cash Equivalents	(3.1)	0.3	(1.3)	(0.8)

Net Increase (Decrease) in Cash and Cash Equivalents	93.0	(80.7)	(1.6)	93.5
Cash and Cash Equivalents at Beginning of Period	61.0	141.7	143.3	49.8

Cash and Cash Equivalents at End of Period	$154.0	$61.0	$141.7	$143.3

Supplemental Cash Flow Information
Interest paid	$28.6	$2.6	$39.6	$24.6
Net income taxes paid	$8.0	$0.3	$5.7	$2.6

The accompanying notes are an integral part of the consolidated financial statements.

TRONOX INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	New Common Stock	Class A Common Stock	Class B Common Stock	Capital in Excess of par Value	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Non- Controlling Interest	Total Stockholders’ Equity
	(Millions of dollars)
Predecessor:
Balance at December 31, 2008	$—	$0.2	$0.2	$495.0	$(1,095.5)	$5.9	$(6.7)	$3.4	$(597.5)
Comprehensive Income (Loss):
Net loss	—	—	—	—	(38.5)	—	—	—	(38.5)
Other comprehensive income	—	—	—	—	—	26.0	—	—	26.0

Comprehensive loss									(12.5)
Transfers to liabilities subject to compromise	—	—	—	—	—	—	—	(3.4)	(3.4)
Stock-based compensation	—	—	—	0.8	—	—	(0.6)	—	0.2

Predecessor:
Balance at December 31, 2009	$—	$0.2	$0.2	$495.8	$(1,134.0)	$31.9	$(7.3)	$—	$(613.2)
Comprehensive Income (Loss):
Net income	—	—	—	—	5.8	—	—	—	5.8
Other comprehensive loss	—	—	—	—	—	(23.1)	—	—	(23.1)

Comprehensive loss									(17.3)
Stock-based compensation	—	—	—	0.4	—	—	0.1	—	0.5

Predecessor:
Balance at December 31, 2010	$—	$0.2	$0.2	$496.2	$(1,128.2)	$8.8	$(7.2)	$—	$(630.0)
Comprehensive Income:
Net income	—	—	—	—	631.3	—	—	—	631.3
Other comprehensive income	—	—	—	—	—	0.3	—	—	0.3

Comprehensive income							—		631.6

Stock-based compensation	—	—	—	0.1	—	—	—	—	0.1
Fresh-start reporting adjustments:
Elimination of predecessor common stock, capital in excess of par value, and accumulated deficit	—	(0.2)	(0.2)	(496.3)	496.9	(9.1)	7.2	—	(1.7)
Issuance of new common stock	0.1	—	—	564.1	—	—	—	—	564.2

Predecessor:
Balance at January 31, 2011	$0.1	$—	$—	$564.1	$—	$—	$—	$—	$564.2

Successor:
Balance at February 1, 2011	$0.1	$—	$—	$564.1	$—	$—	$—	$—	$564.2
Comprehensive Income (Loss):
Net income	—	—	—	—	241.5	—	—	—	241.5
Other comprehensive loss	—	—	—	—	—	(57.0)	—	—	(57.0)

Comprehensive income									184.5

Shares withheld for claims	—	—	—	—	—	—	(6.8)	—	(6.8)
Warrants exercised	—	—	—	1.3	—	—	—	—	1.3
Stock-based compensation	—	—	—	13.8	—		(4.7)	—	9.1

Successor:
Balance at December 31, 2011	$0.1	$—	$—	$579.2	$241.5	$(57.0)	$(11.5)	$—	$752.3

The accompanying notes are an integral part of the consolidated financial statements.

TRONOX INCORPORATED

Notes to Consolidated Financial Statements

1. The Company

Tronox Incorporated, a Delaware Corporation, was formed on May 17, 2005, (“Tronox” or the “Company”) in preparation for the contribution (the “Contribution”) and transfer by Kerr-McGee Corporation (“Kerr-McGee” or “KM”) of certain entities, including those comprising substantially all of its chemical business. The Company has one reportable segment representing the pigment business. The pigment segment primarily produces and markets titanium dioxide pigment (“TiO2”) and has production facilities in the United States, Australia and the Netherlands. The pigment segment also includes heavy minerals production operated through the Company’s joint venture in Australia (the “Tiwest Joint Venture”). The heavy minerals production is integrated with the Company’s Australian pigment plant, but also has third-party sales of minerals not utilized by the pigment operations. Electrolytic and other chemical products (which do not constitute a reportable segment) represent other operations which are comprised of electrolytic manufacturing and marketing operations, all of which are located in the United States, and are reported in “Other Activities” when reconciling segmented information presented in Note 24.

Formation

The Contribution was completed in November 2005, along with the recapitalization of the Company, whereby common stock held by Kerr-McGee converted into approximately 22.9 million shares of Class B common stock. An initial public offering (“IPO”) of Class A common stock was completed on November 28, 2005. Prior to the IPO, the Company was a wholly owned subsidiary of Kerr-McGee. Pursuant to the IPO registration statement on Form S-1, the Company sold approximately 17.5 million shares of its Class A common stock at a price of $14.00 per share. Pursuant to the terms of the Master Separation Agreement dated November 28, 2005, among Kerr-McGee, Kerr-McGee Worldwide Corporation and the Company (the “MSA”), the net proceeds from the IPO of $224.7 million were distributed to Kerr-McGee.

Concurrent with the IPO, the Company, through its wholly owned subsidiaries, issued $350.0 million in aggregate principal amount of 9.5% senior unsecured notes due 2012 and borrowed $200.0 million under a six-year senior secured credit facility. Pursuant to the terms of the MSA, the Company distributed to Kerr-McGee the net proceeds from the borrowings of approximately $537.1 million.

Following the IPO, approximately 43.3% of the total outstanding common stock was held by the general public and 56.7% was held by Kerr-McGee. The holders of Class A common stock and Class B common stock had identical rights, except that holders of Class A common stock were entitled to one vote per share, while holders of Class B common stock were entitled to six votes per share on all matters to be voted on by stockholders.

On March 8, 2006, Kerr-McGee’s Board of Directors declared a dividend of the Company’s Class B common stock owned by Kerr-McGee to its stockholders (the “Distribution”). The Distribution was completed on March 30, 2006, resulting in Kerr-McGee having no ownership or voting interest in the Company. The Contribution included significant liabilities related to the historic operations of Kerr-McGee, such as coal mining, wood treatment, refining, thorium compounds manufacturing, uranium and refining operations, that had been terminated, discontinued, or divested in prior years.

Bankruptcy Proceedings and Emergence from Chapter 11

On January 12, 2009 (the “Petition Date”), Tronox and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) seeking reorganization relief under the provisions of Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”). The Debtors’ Chapter 11 cases were consolidated for the purpose of joint administration. On November 30, 2010 (the “Confirmation Date”), the Bankruptcy Court entered an order (the “Confirmation Order”) confirming the Debtors’ First Amended Joint Plan of Reorganization pursuant to Chapter 11 of the Bankruptcy Code, dated November 5, 2010 (as amended and confirmed, the “Plan”). Under Chapter 11 of the Bankruptcy Code, a debtor may reorganize its business for the benefit of its stakeholders with the consummation of a plan of reorganization being the principal objective. Among other things (subject to certain limited exceptions and except as otherwise provided in the Plan or the Confirmation Order), the Confirmation Order discharged the Debtors from any debt arising before the Petition Date, terminated all of the rights and interests of pre-bankruptcy equity security holders and substituted the obligations set forth in the Plan and new common stock for those pre-bankruptcy claims. Under the Plan, claims and equity interests were divided into classes according to their relative priority and other criteria.

The Plan was designed to accomplish, and was premised on, a resolution of the Debtor’s legacy environmental liabilities (the “Legacy Environmental Liabilities”) and legacy tort liabilities (the “Legacy Tort Liabilities” and collectively, with the Legacy Environmental Liabilities, the “KM Legacy Liabilities”). The Plan ensured that the Debtors emerged from Chapter 11 free of the significant KM Legacy Liabilities and were sufficiently capitalized. A final settlement was reached in November 2010 with respect to the Legacy Environmental Liabilities (the “Environmental Settlement”) and the Legacy Tort Liabilities (the “Tort Settlement” and, together with the Environmental Settlement, the “Settlement”). In exchange, claimants provided the Debtors and the reorganized Tronox Incorporated with discharges and/or covenants not to sue subsequent to the Effective Date with respect to the Debtors liability for the Legacy Environmental Liabilities. The Settlement established certain environmental response and tort claims trusts that are now responsible for the KM Legacy Liabilities in exchange for cash, certain non-monetary assets, and the rights to the proceeds of certain ongoing litigation and insurance and other third party reimbursement agreements. The Plan also provided for the creation and funding of a torts claim trust (the “Tort Claims Trust”), which was the sole source of distributions to holders of Legacy Tort Liabilities claims, who were paid in accordance with the terms of such trust’s governing documentation.

As a result of the settlement of the Debtors’ pre-petition debt and termination of the rights and interests of pre-bankruptcy equity, the Plan enabled Tronox Incorporated to reorganize around its existing operating locations, including: (a) its headquarters and technical facility at Oklahoma City, Oklahoma; (b) the TiO2 facilities at Hamilton, Mississippi and Botlek, the Netherlands; (c) the electrolytic chemical businesses at Hamilton, Mississippi and Henderson, Nevada (except that the real property and buildings associated with the Henderson business were transferred to an environmental response trust and reorganized Tronox Incorporated is not responsible for environmental remediation related to historic contamination at such site); and (d) its interest in the Tiwest Joint Venture.

Material conditions to the Plan, most notably the settlement of the claims related to the KM Legacy Liabilities, were resolved during the period from the Confirmation Date until January 26, 2011, when the environmental settlement was approved by the Bankruptcy Court, and subsequently on February 14, 2011 (the “Effective Date”), the Debtors emerged from bankruptcy and continued operations as reorganized Tronox Incorporated.

To fund cash payments required by the Plan and meet the go-forward operating and working capital needs of its business, Tronox relied on a combination of debt financing and money from new equity investments made by certain existing creditors. Specifically, such funding included: (i) total funded exit financing of no more than $470.0 million and (ii) the proceeds of a $185.0 million rights offering (the “Rights Offering”) open to substantially all unsecured creditors and backstopped by certain unsecured creditors. In addition, the reorganization included: (i) settlement of government claims related to the Legacy Environmental Liabilities through the creation of certain environmental response trusts and a litigation trust; (ii) settlement of claims related to the Legacy Tort Liabilities through the establishment of a torts claim trust; (iii) issuance of new common stock (the “New Common Stock”) whereby holders of the allowed general unsecured claims received their pro rata share of 50.9% of the New Common Stock on the Effective Date, and the opportunity to participate in the Rights Offering for an aggregate of 49.1% of the New Common Stock, also issued on the Effective Date; and (iv) issuance of warrants, on the Effective Date, to the holders of equity in the Company consisting of two tranches: the new series A warrants (the “Series A Warrants”) and the new series B warrants (the “Series B Warrants”), to purchase their pro rata share of a combined total of 7.5% of the New Common Stock, after and including the issuance of any New Common Stock upon exercise of the Series A Warrants and the Series B Warrants.

The consummation of the Plan resulted in a substantial realignment of the interests in the Company between its existing prepetition creditors and stockholders. As a result, Tronox was required to adopt fresh-start accounting. Having resolved the material contingencies related to implementing the Plan on January 26, 2011 and due to the proximity of the Effective Date to the end of month accounting period, which closed on January 31, 2011, the Company applied fresh-start accounting as of January 31, 2011. The Company evaluated the activity between January 26, 2011 and January 31, 2011 and, based upon the immateriality of such activity, concluded that the use of January 31, 2011 to reflect the fresh-start accounting adjustments was appropriate for financial reporting purposes. The use of the January 31, 2011 date is for financial reporting purposes only and does not affect the Effective Date of the Plan.

Fresh-start accounting provisions were applied pursuant to Accounting Standards Codification (“ASC”) 852, Reorganizations (“ASC 852”), and the financial statements as of February 1, 2011 and for subsequent periods report the results of Tronox with no beginning retained earnings or accumulated deficit, and reflect the creation and issuance of the Company’s new share capital.

Germany Insolvency Petition

Tronox Pigments GmbH, the Predecessor’s holding subsidiary for a pigment facility in Uerdingen, Germany, filed an application with the insolvency court in Krefeld, Germany, to commence insolvency proceedings on March 13, 2009. The German Insolvency Court appointed a trustee to administer the insolvency proceedings which resulted in the Company losing management control over these subsidiaries. As a result, the German subsidiaries have been deconsolidated from the Company’s consolidated financial statements as of March 13, 2009. Management has determined that the operations and cash flows of its insolvent German subsidiaries qualify as a discontinued operation. Accordingly, all amounts associated with these operations have been included in discontinued operations.

Acquisition of Exxaro Mineral Sands Operations

On September 25, 2011, the Company entered into a definitive agreement (the “Transaction Agreement”) with Exxaro Resources Limited (“Exxaro”) and certain of its affiliated companies, to acquire 74% of its South African mineral sands operations, including its Namakwa and KZN Sands mines, separation and slag furnaces, along with Exxaro’s 50% share of the Tiwest Joint Venture in Western Australia (together “Exxaro Mineral Sands”), which the Company refers to as the Transaction (the “Transaction”). The combination of Exxaro’s Mineral Sands business, along with Tronox’s proprietary chloride titanium dioxide process technology, will establish Tronox as the only fully vertically integrated pigment company.

In the Transaction, the existing business of Tronox Incorporated will be combined with the Exxaro Mineral Sands business under a new Australian holding company, Tronox Limited. The Transaction will be effectuated in two primary steps. In the first step, Tronox Incorporated will become a subsidiary of Tronox Limited, with Tronox Incorporated stockholders receiving one Class A Share and $12.50 in cash for each share of Tronox Incorporated common stock, unless the holder elects to receive an exchangeable share of Tronox Limited (subject to proration), which is exchangeable for one Class A Share of Tronox Limited and an amount in cash equal to $12.50 without interest (the “Exchangeable Shares”). The Exchangeable Shares will not be transferable until after December 31, 2012 but the Tronox Limited Class A Shares, including those deliverable upon the exchange of an Exchangeable Share, will be transferable. In the second step, Tronox Limited will acquire Exxaro

Mineral Sands in exchange for issuance of Class B Shares to Exxaro and one of its subsidiaries. Upon completion of the Transaction, assuming no Tronox Incorporated stockholders elect to receive Exchangeable Shares, former Tronox Incorporated stockholders and Exxaro will hold 15,236,568 Class A Shares and 9,950,856 Class B Shares, respectively, representing approximately 61.5% and 38.5%, respectively, of the voting power in Tronox Limited.

Upon the closing of the Transaction, each outstanding Series A Warrants and Series B Warrants will be converted into a warrant to acquire, under the same terms and conditions, Class A shares of Tronox Limited and a cash payment of $12.50. Any fractional Class A Shares resulting from an aggregation of all such warrants granted to the holder under a particular award agreement with the same exercise price shall be rounded down.

On December 30, 2011, the Company filed a Form S-4 with the Securities and Exchange Commission (the “SEC”). The Form S-4 has been filed with the SEC but has not yet become effective. The Tronox Limited securities may not be sold nor may offers to buy them be accepted prior to the time the registration statement becomes effective.

2. Basis of Presentation and Significant Accounting Policies

Basis of Presentation

During the period in which the Debtors were operating under Chapter 11, the Company reported revenues, expenses (including professional fees), realized gains and losses, and provisions for losses resulting from the reorganization and restructuring separately on its Consolidated Statements of Operations. Furthermore, the Company reported reorganization items separately within the operating, investing, and financing categories of the Consolidated Statements of Cash Flows.

As previously mentioned, the Company was required, under accounting principles generally accepted in the United States (“U.S. GAAP”), to adopt fresh-start accounting as of January 31, 2011; therefore, the Company undertook a comprehensive re-evaluation of its assets and liabilities based on the reorganization value as established and confirmed in the Plan. See Note 4 for additional information regarding the Company’s adoption of fresh-start accounting.

Subsequent to the Debtors’ Chapter 11 filing, the Company recorded its financial condition and results of operations in accordance with ASC 852. The financial statements for periods in which the Company was operating under Chapter 11 distinguishes transactions and events that were directly associated with the reorganization from the ongoing operations of the business. The Company disclosed prepetition liabilities subject to compromise separately from those that are not (such as fully secured liabilities that are not compromised) and from post petition liabilities on its Consolidated Balance Sheets. The liabilities subject to compromise, including claims that became known after the Chapter 11 filing, were reported based on the expected amount of the allowed claims in accordance with ASC 450, Contingencies (“ASC 450”), as opposed to the amounts for which those allowed claims were or may be settled.

Accordingly, the financial information set forth in this report, unless otherwise expressly set forth or as the context otherwise indicates, reflects the consolidated results of operations and financial condition of Tronox and its subsidiaries on a fresh-start basis for the period beginning February 1, 2011 (“Successor”), and of Tronox and its subsidiaries on a historical basis for the periods through January 31, 2011 (“Predecessor”).

Principles of Consolidation

The Company’s consolidated financial statements include the accounts of all majority-owned subsidiary companies. Investments in affiliated companies that are 20% to 50% owned are carried as a component of “Other Long-Term Assets” on the Consolidated Balance Sheets at cost adjusted for equity in undistributed earnings.

Except for dividends and changes in ownership interest, changes in equity in undistributed earnings are included in “Other income (expense)” on the Consolidated Statements of Operations. All intercompany transactions have been eliminated.

Tiwest Joint Venture

	Nature of Business	2011%	2010%	2009%
Tiwest Joint Venture	Titanium minerals, and pigment production	50%	50%	50%

The Company operates the Tiwest Joint Venture with Exxaro Australia Sands Pty Ltd., which is a subsidiary of Exxaro. The Tiwest Joint Venture operates a chloride process TiO2 plant located in Kwinana, Western Australia (the “Kwinana Facility”), a mining operation in Cooljarloo, Western Australia, and a mineral separation plant and a synthetic rutile processing facility, both in Chandala, Western Australia.

The Tiwest Joint Venture is a contractual relationship between Tronox and Exxaro whereby each party holds an undivided interest in each asset of the joint venture, and are proportionally liable for each of the joint venture’s liabilities. The Tiwest Joint Venture is not a separate legal entity and does not enter into any transactions. Transactions are entered into by the joint venture partners who have the right to sell their own product, collect their proportional share of the revenues and absorb their share of costs. As such, the Company does not account for the Tiwest Joint Venture under the equity method.

The Company accounts for its share of the Tiwest Joint Venture’s assets that are jointly controlled and its share of liabilities for which it is jointly responsible on a proportionate gross basis in its Consolidated Balance Sheet. Additionally, the Company accounts for the revenues generated from its share of the products sold and its share of the expenses of the joint venture on a gross basis in its Consolidated Statements of Operations.

Through a separate agreement, the Company is responsible for the marketing of Exxaro’s TiO2, in which capacity it acts as principal and bears the credit risk for such sales. As the Company acts as principal, the total tonnes of TiO2 from the Tiwest Joint Venture sold are included in the Company’s net sales and the cost to acquire any tonnes from Exxaro is included in the Company’s cost of goods sold.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. It is at least reasonably possible that the effect on the financial statements of a change in estimate within one year of the date of the financial statements due to one or more future confirming events could have a material effect on the financial statements.

Foreign Currency

The U.S. dollar is considered the functional currency for the Company’s operations, except for its European operations. The Company determines the functional currency of each subsidiary based on a number of factors, including the predominant currency for revenues, expenditures and borrowings. Foreign currency transaction gains or losses are recognized in the period incurred and are included in “Other income (expense)” on the Consolidated Statements of Operations.

The euro is the functional currency for the Company’s European operations and, as such, translation adjustments resulting from translating the functional currency financial statements into U.S. dollar equivalents are reflected as a separate component on the Consolidated Statements of Other Comprehensive Income (Loss).

When the subsidiary’s functional currency is the U.S. dollar, such as the Company’s Australian operations, adjustments from the remeasurement of foreign currency monetary assets and liabilities are presented in “Other income (expense)” on the Consolidated Statements of Operations.

Gains and losses on intercompany foreign currency transactions that are not expected to be settled in the foreseeable future are reported by the Company in the same manner as translation adjustments.

Cash and Cash Equivalents

The Company considers all investments with original maturities of three months or less to be cash equivalents. At December 31, 2011 and 2010, total cash and cash equivalents was $154.0 million and $141.7 million, respectively, of which $62.1 million and $103.0 million, respectively, was held within the United States.

Accounts Receivable

Accounts receivable are reflected at their net realizable values, reduced by an allowance for doubtful accounts to allow for expected credit losses. The allowance is estimated by management, based on factors such as age of the related receivables and historical experience, giving consideration to customer profiles. The Company generally does not charge interest on accounts receivable, nor require collateral; however, certain operating agreements have provisions for interest and penalties that may be invoked, if deemed necessary. Accounts receivable are aged in accordance with contract terms and are written off when deemed uncollectible. Any subsequent recoveries of amounts written off are credited to the allowance for doubtful accounts. See Note 8 for additional information regarding accounts receivable.

Concentration of Credit Risk—A significant portion of the Company’s liquidity is concentrated in trade accounts receivable that arise from sales of TiO2 to customers in the paint and coatings industry. The industry concentration has the potential to impact the Company’s overall exposure to credit risk, either positively or negatively, in that its customers may be similarly affected by changes in economic, industry or other conditions. The Company performs ongoing credit evaluations of its customers, and uses credit risk insurance policies from time to time as deemed appropriate to mitigate credit risk but generally does not require collateral. The Company maintains allowances for potential credit losses based on historical experience.

Concentration of Customers—For the year ended December 31, 2011, the Company’s ten largest customers represented approximately 36.5% of its total net sales; however, no single customer accounted for more than 10% of its total net sales.

Inventories

Inventories are stated at the lower of actual cost or market, net of allowances for obsolete and slow-moving inventory. The cost of finished goods inventories is determined using the first-in, first-out method. Carrying values include material costs, labor and associated indirect manufacturing expenses. Costs for materials and supplies, excluding ore, are determined by average cost to acquire. Raw materials are carried at actual cost. The Company periodically reviews its inventory for obsolescence or inventory that is no longer marketable for its intended use, and records any write-down equal to the difference between the cost of inventory and its estimated net realizable value based on assumptions about alternative uses, market conditions and other factors.

See Note 8 for additional information regarding inventories.

Property, Plant and Equipment, Net

Property, plant and equipment, net is stated at cost less accumulated depreciation and amortization. Maintenance and repairs are expensed as incurred, except that costs of replacements or renewals that improve or extend the lives of existing properties are capitalized.

Depreciation — Property, plant and equipment is depreciated over its estimated useful life by the straight-line method. Useful lives for certain property, plant and equipment are as follows:

Mineral leaseholds	Units of Production
Vessel linings, general mechanical and process equipment	3 – 10 years
Electrical equipment, process piping and waste treatment ponds	10 – 15 years
Support structures and process tanks	20 years
Electrical distribution systems, mining equipment and other infrastructure assets	25 years
Buildings	10 – 40 years

Mineral Leaseholds—The Company is engaged in the acquisition, exploration and development of mineral properties to provide feedstock for its pigment production through the Tiwest Joint Venture. Mineral property acquisition costs are capitalized in property, plant and equipment in accordance with ASC 805, Business Combinations (“ASC 805”) as tangible assets when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and anticipated exploration and development expenditures.

Mineral property exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property through the commencement of production are capitalized.

Retirements and Sales—The cost and related accumulated depreciation and amortization are removed from the respective accounts upon retirement or sale of property, plant and equipment. Any resulting gain or loss is included in “Cost of goods sold” or “Selling, general, and administrative expenses” on the Consolidated Statements of Operations.

Interest Capitalized—The Company capitalizes interest costs on major projects that require an extended period of time to complete. See Note 12 for additional information regarding capitalized interest.

See Note 8 for additional information regarding property, plant and equipment.

Asset Impairments

Whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, the Company evaluates impairments by asset group for which the lowest level of independent cash flows can be identified. If the sum of these estimated future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized for the excess of the carrying amount of the asset over its estimated fair value. Fair value is determined using prices for similar assets in the marketplace (market approach) or discounted future cash flows (income approach).

Intangible Assets

As a result of the application of fresh-start accounting, the Company recognized $335.1 million in separately identifiable intangible assets. Subsequent to initial recognition, intangibles are amortized on a straight-line basis over their estimated useful lives, which range from 5 to 20 years.

The Company tests its finite-lived intangible assets for impairment when impairment indicators arise. Assessing the impairment of intangible assets requires management to make significant estimates and assumptions, including, but not limited to, the expected future cash flows that the assets will generate, how the assets will be used based on the strategic direction, their remaining useful life, and their fair value on an open market. Considerable judgment is also applied in incorporating the potential impact of the economic climate on customer demand and selling prices, the cost of production and the limited activity on secondary markets for the assets and on the cost of capital. There is a significant risk that customer demand and pricing will be lower than expected. Although management believes its estimates of undiscounted future cash flows, for impairment testing purposes, and of fair values are reasonable, actual financial results could differ from these estimates due to the inherent uncertainty in making such estimates. During the eleven months ended December 31, 2011, the Company noted the existence of no such indicators warranting the performance of an impairment test.

See Note 10 for further information related to the Company’s intangible assets.

Asset Retirement Obligations

To the extent a legal obligation exists, an asset retirement obligation (“ARO”) is recorded at its estimated fair value and accretion expense is recognized over time as the discounted liability is accreted to its expected settlement value. Fair value is measured using expected future cash outflows discounted at Tronox’s credit-adjusted risk-free interest rate. No market-risk premium has been included in the Company’s calculation of ARO balances since no reliable estimate can be made by the Company. The Company’s consolidated financial statements classify accretion expense related to asset retirement obligations as a production cost, which is included in “Cost of goods sold” on the Consolidated Statements of Operations. See Note 11 for additional information regarding asset retirement obligations.

The Company’s most significant ARO at December 31, 2011 and 2010 was its share of mine closure and rehabilitation costs associated with the Tiwest Joint Venture. Significant judgment is applied in estimating the ultimate cost that will be required to rehabilitate the mines. The Company used the following assumptions in determining asset retirement obligations associated with mine closure and rehabilitation costs associated with the Tiwest Joint Venture:

•	Inflation of 2.5% per year during 2011 and 2.5% per year during 2010

•	Credit adjusted risk-free interest rate of 6.1% per year during 2011 and 13.6% per year during 2010

•	Life of mine over 15 years in 2011 and 13 years in 2010

•	Life of mine rehabilitation over 18 years in 2011 and 19 years in 2010

A primary factor resulting in the 2010 credit adjusted risk-free interest rate of 13.6% was the Company’s bankruptcy status.

Environmental Remediation and Other Contingencies

In accordance with ASC 450 and ASC 410, Asset Retirement and Environmental Obligations (“ASC 410”), the Company recognizes a loss and records an undiscounted liability when litigation has commenced or a claim or assessment has been asserted, or, based on available information, commencement of litigation or assertion of a claim or assessment is probable, and the associated costs can be reasonably estimated. Aside from the Legacy Environmental Liabilities, which are discussed in Note 5, the Company estimates environmental liabilities on a case by case basis. Estimates of environmental liabilities, which include the cost of investigation and remediation, are based on a variety of factors, including, but not limited to, the stage of investigation, the stage of the remedial design, evaluation of existing remediation technologies, presently enacted laws and regulations as well as prior experience in remediation of contaminated sites. In future periods, a number of factors could change the Company’s estimate of environmental remediation costs, such as changes in laws and regulations, or changes in their interpretation or administration or relevant cleanup levels; revisions to the remedial design; unanticipated construction problems; identification of additional areas or volumes of contaminated soils and groundwater; the availability of information to estimate probable but previously inestimable obligations; and changes in costs of labor, equipment and technology.

To the extent costs of investigation and remediation have been incurred and are recoverable from federal, state, or other governmental agencies and have been incurred or are recoverable under certain insurance policies or from other parties and such recoveries are deemed probable, the Company records a receivable for the estimated amounts recoverable (undiscounted). Receivables are reflected on the Consolidated Balance Sheets in either “Accounts receivable” or as a component of “Other Long-Term Assets,” depending on the estimated timing of collection.

Self Insurance

The Company is self-insured for certain levels of general and vehicle liability, property, workers’ compensation and health care coverage. The cost of these self-insurance programs is accrued based upon estimated fully developed settlements for known and anticipated claims. Any resulting adjustments to previously recorded reserves are reflected in current operating results. The Company does not accrue for general or unspecific business risks.

Revenue Recognition

Revenue is recognized when persuasive evidence of a sales arrangement exists, delivery has occurred, sales price is fixed or determinable and collectability is reasonably assured. All amounts billed to a customer in a sales transaction related to shipping and handling represent revenues earned and are reported as net sales. Costs incurred by the Company for shipping and handling are reported in “Cost of goods sold” on the Consolidated Statements of Operations.

Cost of Goods Sold

Cost of goods sold includes the costs of purchasing, manufacturing and distributing products, including raw materials, energy, labor, depreciation and other production costs. Receiving, distribution, freight and warehousing costs are also included in “Cost of goods sold” on the Consolidated Statements of Operations.

Selling, General and Administrative Expenses

Selling, general and administrative expenses include costs related to marketing, sales, agent commissions, research and development, legal and administrative functions such as human resources, information technology, investor relations, accounting, treasury, and tax compliance. Costs include expenses for salaries and benefits, travel and entertainment, promotional materials and professional fees.

Research and Development

Research and development costs were $8.7 million, $0.4 million, $6.1 million and $5.0 million for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended 2010 and 2009, respectively, and were expensed as incurred.

Pension and Postretirement Accounting

The Company provides pension and postretirement benefits for qualifying employees worldwide, which are accounted for in accordance with ASC 715, Compensation—Retirement Benefits (“ASC 715”). During 2008 and 2009, the Company froze its U.S. nonqualified benefit plan and qualified benefit plan, respectively.

See Note 17 for additional information regarding pension and postretirement benefits.

Stock-Based Compensation

The Company accounts for its stock-based compensation in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”).

Liability Restricted Stock Awards—The Company withholds the highest combined maximum rate imposed under all applicable federal, state, local and foreign tax laws on behalf of employees that received stock awards. As such, these restricted stock awards are classified as liability awards and are re-measured to fair value at each reporting date. The restricted stock awards classified as liabilities contain only a service condition and have graded vesting provisions. The Company has elected to recognize compensation costs on a straight-line basis over the requisite service period for the entire award.

Equity Restricted Stock Awards—The fair value of equity instruments is measured based on the average stock price on the grant date and is recognized over the vesting period. The restricted stock awards contain service, market and/or performance conditions. For awards containing only a service condition, the Company has elected to recognize compensation costs using the straight-line method over the requisite service period for the entire award. For awards containing a market condition, the fair value of the award is measured using the lattice model. For awards containing a performance condition, the fair value of the award is equal to the average stock price but compensation expense is not recognized until the Company concludes that it is probable that the performance condition will be met. The Company reassesses the probability each quarter.

Stock Options—The Black-Scholes option pricing model is utilized to measure the fair value of stock options. Stock options generally contain only service conditions and have graded vesting provisions. The Company has elected to recognize compensation costs using the straight-line method over the requisite service period for the entire award.

See Note 18 for additional information regarding employee stock-based compensation.

Income Taxes

The Company accounts for taxes in accordance with ASC 740, Income Taxes (“ASC 740”).

The Company has operations in several countries around the world and is subject to income and similar taxes in these countries. The estimation of the amounts of income tax involves the interpretation of complex tax laws and regulations and how foreign taxes affect domestic taxes, as well as the analysis of the realizability of deferred tax assets, tax audit findings and uncertain tax positions. Although the Company believes its tax accruals are adequate, differences may occur in the future, depending on the resolution of pending and new tax matters.

Deferred tax assets and liabilities are determined based on temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided against a deferred tax asset when it is more likely than not that all or some portion of the deferred tax asset will not be realized. The Company periodically assesses the likelihood that it will be able to recover its deferred tax assets and reflects any changes in its estimates in the valuation allowance, with a corresponding adjustment to earnings or other comprehensive income (loss), as appropriate. ASC 740 requires that all available positive and negative evidence be weighted to determine whether a valuation allowance should be recorded.

The amount of income taxes the Company pays is subject to ongoing audits by federal, state and foreign tax authorities, which may result in proposed assessments. The Company’s estimate for the potential outcome for any uncertain tax issue is highly judgmental. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions for which it is more likely than not that a tax benefit will be sustained, the Company records the amount that has a greater than 50% likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. Interest and penalties are accrued as part of tax expense, where applicable. If the Company does not believe that it is more likely than not that a tax benefit will be sustained, no tax benefit is recognized.

See Note 19 for additional information regarding income taxes.

Fair value measurement

The Company accounts for its financial assets and liabilities in accordance with ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). In measuring fair value on a recurring basis, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs, to the extent possible, and considers counterparty credit risk in its assessment of fair value.

3. Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which changes the presentation requirements of comprehensive income to improve the comparability, consistency, and transparency of financial reporting and to increase the prominence of items reported in other comprehensive income. ASU 2011-05 requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. On December 28, 2011, the FASB issued ASU 2011-12, which defers certain requirements of ASU 2011-05. The remaining requirements of ASU 2011-05 are effective for interim and annual periods beginning after December 15, 2011. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”) (“ASU 2011-04”), which changes certain fair value measurement and disclosure requirements, clarifies the application of existing fair value measurement and disclosure requirements and provides consistency to ensure that U.S. GAAP and IFRS fair value measurement and disclosure requirements are described in the same way. ASU 2011-04 is effective for interim and annual periods beginning after December 15, 2011. The Company does not anticipate that the adoption of this guidance will have a material impact on its consolidated financial statements.

4. Fresh-Start Accounting

As discussed in Note 1, the Company applied fresh-start accounting pursuant to ASC 852 as of January 31, 2011. ASC 852 provides for, among other things, a determination of the value to be assigned to the assets of the reorganized Company.

Enterprise valuation

In connection with the development of the Plan, the Company estimated the enterprise value of the Successor. Using a number of estimates and assumptions, the Company prepared financial projections through 2013, which were included in the disclosure statement related to the Plan. Based on these financial projections, the Company estimated a going concern enterprise value of the Successor within a range of approximately $975.0 million to $1,150.0 million, with a midpoint of $1,063.0 million, which included the fair value of tax attributes that were expected to be available to the Successor. The enterprise value range was included in the disclosure statement which was approved by the bankruptcy court. Management used an enterprise value of $1,150.0 million, which was considered to be the best estimate of the value. The reorganization value is viewed as the fair value of the Successor before considering liabilities and is intended to approximate the amount a willing buyer would pay for the assets of the entity immediately after the reorganization and represents the amount of resources available for the satisfaction of post-petition liabilities and allowed claims, as negotiated between the Debtors and their creditors.

The enterprise value was estimated using three valuation methods: (i) discounted cash flow analysis (“DCF”), (ii) comparable company analysis and (iii) transaction values analysis, each of which is discussed further below.

The DCF analysis is a forward-looking enterprise valuation methodology that estimates the value of an asset or business by calculating the present value of expected future cash flows to be generated by that asset or business. Under this methodology, projected future cash flows are discounted by the business’ weighted average cost of capital (the “Discount Rate”). The Discount Rate reflects the estimated blended rate of return that would be required by debt and equity investors to invest in the business based upon its capital structure. The Company’s enterprise value was determined by calculating the present value of its unlevered after-tax free cash flows based on its four-year financial projections plus an assumed terminal value at the end of the projected period at a discount rate reflecting the company-specific risk factors. The present value of the Company’s four-year cash flow projections was calculated using a Discount Rate based upon a weighted average cost of capital (the “WACC”) ranging from 11.3% – 13.3% and an implied terminal value ranging from 5.5x – 7.5x terminal Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”).

The comparable company analysis estimates the value of a company based on a relative comparison with other publicly-traded companies with similar operating and financial characteristics. Under this methodology, the enterprise value for each selected public company was determined by examining the trading prices for the equity securities of such company in the public markets and adding the aggregate amount of outstanding net debt for such company (at book value) and noncontrolling interests. Those enterprise values are commonly expressed as multiples of various measures of operating statistics, most commonly EBITDA. In addition, each of the selected public company’s operational performance, operating margins, profitability, leverage and business trends were examined. Based on these analyses, financial multiples and ratios were calculated to apply to the Company’s actual and projected operational performance. Multiples ranged from 4.4x – 5.4x for 2011 projected EBITDA.

The transaction values analysis estimates value by examining public merger and acquisition transactions. The valuations paid in such acquisitions or implied in such mergers are analyzed as ratios of various financial results. These transaction multiples were calculated based on the purchase price (including any debt assumed) paid to acquire companies that are comparable to us. Since precedent transactions analysis reflects aspects of value other than the intrinsic value of a company, there are limitations as to its applicability in determining the enterprise value. Nonetheless, the Company reviewed recent merger and acquisition transactions involving similar companies. Many of the transactions analyzed occurred in fundamentally different industry and credit market conditions from those prevailing in the marketplace, and therefore, may not be the best indication of value. Transaction multiples range that was utilized was 6.9x – 7.9x, the last twelve months’ EBITDA.

The enterprise value was determined based equally on all three valuation methods. In addition, the Company’s expected tax attributes, valued based on a DCF of the projected tax savings arising from the use of its available post-emergence attributes, were considered in the analysis. Income taxes in these financial projections were calculated based on the projected applicable statutory tax rates in the countries in which we operate. For 2014 through 2034, the Company applied a growth rate of 1.0% to 5.0% to U.S. income tax provision in order to estimate its NOL utilization. Unlevered free cash flows for 2010 through 2013 include taxes on an unlevered basis without NOL value. The Company assumed a 2013 tax rate of 34.5%.

The enterprise valuation was based upon achieving the future financial results set forth in the Company’s projections, as well as the realization of certain other assumptions. The financial projections included in the enterprise valuation were limited by the information available to us as of the date of the preparation of the projections and reflected numerous assumptions concerning anticipated future performance, as well as prevailing and anticipated market and economic conditions that were and continue to be beyond the Company’s control and that may not materialize. These assumptions and the financial projections are inherently subject to significant uncertainties, as well as significant business, economic and competitive risks, many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions and financial projections will be achieved and actual results could vary materially.

The assumptions for which there is a reasonable possibility of a variation that would significantly affect the calculated enterprise value include, but are not limited to, sales volumes, product pricing, product mix, foreign currency exchange rates, costs of raw materials and energy, achievement of operating margins and cost reductions, income tax rates, working capital changes, capital spending and overall industry conditions.

The following unaudited condensed consolidated balance sheet information illustrates the financial effects from implementing the Plan and the adoption of fresh-start accounting as of January 31, 2011.

	As of January 31, 2011
	Predecessor	Reorganization Adjustments		Fresh-Start Adjustments		Successor
	(Millions of dollars)
Current Assets
Cash and cash equivalents	$117.4	$(56.4	)a	$—		$61.0
Accounts receivable, net	256.7	(3.8	)b	—		252.9
Inventories	213.7	(1.7	)c	35.5	k	247.5
Prepaid and other assets	139.3	(88.7	)d	—		50.6
Deferred income taxes	4.2	—		0.4	p	4.6

Total Current Assets	731.3	(150.6)		35.9		616.6
Property, Plant and Equipment, Net	317.5	(21.0	)e	185.7	l	482.2
Intangible Assets, Net	—	—		335.1	m	335.1
Other Long-Term Assets	41.7	(13.9	)f	(13.6	)n	14.2

Total Assets	$1,090.5	$(185.5)		$543.1		$1,448.1

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts payable	$221.6	$(0.3	)g	$—		$221.3
Accrued liabilities	44.5	(0.5	)h	—		44.0
Short-term debt	—	25.0	i	—		25.0
Long-term debt due within one year	4.3	—		—		4.3
Income taxes payable	2.7	—		—		2.7

Total Current Liabilities	273.1	24.2		—		297.3
Noncurrent Liabilities
Long-term debt	420.7	—		—		420.7
Pension and other postretirement benefits	107.2	—		(10.8	)o	96.4
Deferred income taxes	—	—		13.1	p	13.1
Other	47.0	—		9.4	q	56.4

Total Noncurrent Liabilities	574.9	—		11.7		586.6
Liabilities Subject to Compromise	896.7	(896.7	)j	—		—
Total Liabilities	1,744.7	(872.5)		11.7		883.9

Total Stockholders’ Equity	(654.2)	687.0		531.4	r	564.2

Total Liabilities and Stockholders’ Equity	$1,090.5	$(185.5)		$543.1		$1,448.1

Allocation of reorganization value to assets and liabilities

The reorganization value derived from the Company’s enterprise value of $1,150.0 million was allocated among Tronox’s assets in conformity with the purchase method of accounting guidance for business combinations included in ASC 805, which requires recording assets and liabilities at fair value (except for deferred income taxes and pension and postretirement benefit obligations). The reorganization value was assigned first to tangible and identifiable intangible assets and then the excess of net asset values over reorganization value was recorded as an adjustment to equity.

All estimates, assumptions, valuations, appraisals and financial projections, including the fresh-start adjustments, the reorganization value and equity value projections, are inherently subject to significant uncertainties outside of management’s control. Accordingly, there can be no assurance that the estimates, assumptions, valuations, appraisals and financial projections will be realized and actual results could vary materially.

a.	Cash and cash equivalents—The adjustments to cash and cash equivalents represent net cash outflows, after giving effect to transactions pursuant to the Plan, including borrowings under a $125.0 million senior secured asset-based revolving credit agreement with Wells Fargo Capital Finance, LLC (the “Wells Revolver”) with a maturity date of February 14, 2015, receipt of proceeds from the Rights Offering; payments relating to the discharge of debts and other liabilities subject to compromise; and the funding of the environmental response and tort trusts.

(Millions of dollars)
Sources of funds:
Wells Revolver	$25.0
Rights Offering	185.0
Release of environmental settlement escrow	35.0
Transfer of environmental letters of credit	29.9
Transfer of surety bonds	15.0
5% cash premium on collateralized letters of credit	2.2

$292.1

Use of funds:
Environmental letters of credit	$(29.9)
Surety bonds	(15.0)
Cash settlement payments to environmental trusts	(270.0)
Cash settlement to tort trust	(16.5)
Admin., cure and 503(b)(9) claims	(3.7)
Settlement of secured and convenience claims	(0.9)
Professional and legal service fees	(12.0)
Prorated property taxes	(0.5)

$(348.5)

Net cash outflows from reorganization	$(56.4)

b.	Accounts receivable, net—The adjustment represents the transfer of certain trade and miscellaneous receivables to the environmental trusts.

c.	Inventories—The adjustment represents the transfer of finished goods and materials and supplies held at legacy sites to the environmental trusts.

d.	Prepaid and other assets—The adjustments to prepaid and other assets represent the transfer and release of funds on deposit related to letters of credit, surety bonds and environmental settlement escrow accounts that have been reclassified to cash and cash equivalents and used as “sources of funds,” along with the transfer of prepaid and other asset balances at legacy sites that have been transferred to the environmental trust.

(Millions of dollars)
Change in prepaid and other assets
Transfer of environmental letters of credit	$(29.9)
Release of environmental settlement escrow	(35.0)
Release of Kress Creek escrow account	(4.6)
Henderson prepaid land development costs	(2.0)
Transfer of surety bonds	(15.0)
5% cash premium on collateralized letters of credit	(2.2)

$(88.7)

e.	Property, plant and equipment, net—The adjustment represents the transfer of property, plant and equipment held at legacy sites to the environmental trust.

f.	Other long-term assets—The net adjustment represents the transfer of a $14.8 million investment in equity method investees to the Nevada Environmental Trust and $1.5 million in long-term receivables transferred to other environmental trusts, which were slightly offset by the recognition of $2.4 million in deferred financing fees related to the Wells Revolver.

g.	Accounts payable—The net adjustment represents payments made at emergence offset by accruals recorded for payments that will need to be made post-emergence as a result of execution of the Plan.

h.	Accrued liabilities—The adjustment represents $0.5 million in pro-rated property taxes related to sites that have been transferred to the environmental trusts as part of the Plan.

i.	Short-term debt—The change in the short-term debt balance represents a $25.0 million draw on the Wells Revolver that the Company made on the Effective Date.

j.	Liabilities subject to compromise—The adjustment to liabilities subject to compromise reflects the discharge of liabilities subject to compromise through a series of transactions involving cash and equity.

Fresh-Start Accounting

In applying fresh-start accounting on January 31, 2011, the Company recorded assets and liabilities at estimated fair value, except for deferred income taxes and certain liabilities associated with employee benefits, which were recorded in accordance with ASC 852 and ASC 740, respectively. The significant assumptions related to the valuations of the Company’s assets and liabilities recorded in connection with fresh-start accounting are discussed herein. All valuation inputs, with the exception of the calculation of raw material inventories and the Company’s long-term debt, are considered to be Level 3 inputs under ASC 820, as they are based on significant inputs that are not observable in the market.

k.	Inventories—The Company recorded inventory at its fair value of $247.5 million, which was determined as follows:

•

Finished goods were valued based on the estimated selling price of finished goods on hand less costs to sell, including disposal and holding period costs, and a reasonable profit margin on the selling and disposal effort for each specific category of finished goods being evaluated;

•

Work in process was valued based on the estimated selling price once completed less total costs to complete the manufacturing process, costs to sell including disposal and holding period costs, a reasonable profit margin on the remaining manufacturing, selling, and disposal effort; and

•	Raw materials were valued based on current replacement cost, which approximates fair value.

l.	Property, plant, and equipment, net—The Company recorded a $143.7 million fair value step-up on its property, plant and equipment at the time of applying fresh-start accounting. The $143.7 million step-up was ascribed to the corresponding property, plant and equipment classes which included land, buildings, machinery and equipment and construction in progress, (collectively real and personal property). Fair value was based on the highest and best use of the assets. For the majority of assets, the indirect cost approach was utilized to value the assets.

Additionally, the Company recorded the fair value of lease tenements of $42.0 million using a discount rate of 19.1% based on the Company’s WACC adjusted for risks inherent to lease tenements and a remaining useful life of 16 years, depreciated on a unit of production basis.

m.	Intangible assets, net—The change in intangibles is due to the recognition of $335.1 million in separately identifiable intangible assets at fair value as a result of the application of fresh-start accounting. The following is a summary of the approaches used to determine the fair value of the significant intangible assets:

•	The Company recorded the fair value of trade names of $3.6 million using the income approach relief-from-royalty methodology. Significant assumptions used in the calculation include:

•	0.10% royalty rate based on qualitative factors and the market-derived royalty rates;

•	Discount rates of 20% based on Tronox’s WACC adjusted for risks commonly inherent in trade names; and

•	Remaining useful life of five years based upon the nature of the industry and the relative strength of names in the marketplace.

•	The Company recorded the fair value of TiO2 technology of $31.9 million using the income approach relief-from-royalty methodology. Significant assumptions used in the calculation include:

•	0.75% royalty rate based on qualitative factors and the market-derived royalty rates;

•	Discount rates of 22.7% based on Tronox’s WACC adjusted for risks inherent in TiO2 technology; and

•	Remaining useful life of 20 years based on the nature of the industry, the length of time that the technology has been in use, and the relative strength of the technology in the marketplace.

•	The Company recorded the fair value of $5.0 million for in-process research and development based on a probability-weighted income approach. Significant assumptions used in the calculation include:

•	Discount rates of 14.2% based on Tronox’s WACC adjusted for risks inherent in intangible assets, specifically in-process R&D; and

•	Remaining useful life of five years.

•

The Company recorded the fair value of customer relationships of $293.9 million using a form of the income approach typically referred to as the multi-period economic income method. Significant assumptions used in the calculation include:

•	Customer attrition rate of 7.4% based on historical data;

•	Discount rates of 19.7% based on Tronox’s WACC adjusted for risks inherent in intangible assets, specifically customer relationships; and

•	Remaining useful life of 15 years.

•

The Company also recognized the fair value of other intangibles of $0.7 million. Other consists of highly specialized proprietary software utilized for its Botlek pigment facility, which has an estimated remaining useful life of seven years.

n.	Other long-term assets—The change in other long-term assets is due to the write-off of $14.6 million of deferred financing fees that were related to the Predecessor’s debtor-in-possession (“DIP”) financing facilities, which converted to a $425.0 million exit facility on February 14, 2011. The $14.6 million was partially offset by $0.8 million in deferred taxes recognized and $0.2 million related to the write-off of the net pension asset related to the Predecessor. At that time, additional deferred financing costs were capitalized based on the application of accounting principles. As of the emergence date, the fair value of debt changed where the stated coupon of the debt became par. Therefore all previous deferred financing costs were written-off.

o.	Pension and other postretirement benefits—The net adjustment reflects the fair value adjustments to pension obligations as a result of the application of fresh-start accounting.

p.	Deferred income taxes—The application of fresh-start accounting on January 31, 2011, resulted in the re-measurement of deferred income tax assets and liabilities associated with the revaluation of the Company’s assets and liabilities pursuant to ASC 852. Deferred income taxes were recorded at amounts determined in accordance with ASC 740.

q.	Other noncurrent liabilities—The net adjustment reflects the fair value adjustments to asset retirement obligations as a result of the application of fresh-start accounting.

r.	Stockholders’ equity—The adjustments reflect net gains relating to executing the Plan, gains related to revaluation of assets and “resetting” retained earnings and accumulated other comprehensive income to zero.

5. Accounting for KM Legacy Liabilities

Background

In December 2008, the Company’s then newly appointed Chief Executive Officer informed the Board of Directors (the “Board”) of his concerns over the adequacy of the Company’s environmental liability reserves, and requested independent verification of such reserves prior to filing the 2008 annual report with the SEC. At its December 2008 meeting, the Board directed management to conduct an internal review of the reserve-setting process. In January 2009, management presented the Board with a summary of the internal review, and the Board directed management to hire an expert to review the adequacy of the Company’s environmental reserves as of December 31, 2008. As a result of the preliminary findings from the expert’s review (which consisted of an analysis of documents, interviews of the Company’s environmental project managers, and other information related to a sample of eleven environmental sites or categories of environmental sites selected by the Company), on May 5, 2009, the Company filed a Form 8-K under Item 4.02 stating that its previously-filed financial statements, while the Company was a reporting entity under the SEC’s rules and regulations, could no longer be relied upon because it had failed to establish adequate reserves for the KM Legacy Liabilities as required by U.S. GAAP. The Company also disclosed that its review was continuing and that any required increases to the reserves, while unknown at the time, would be material.

In 2002, Kerr-McGee began an internal restructuring (the “KM Restructuring”) that transferred its oil and gas business to a newly formed entity. Tronox Incorporated was formed in May 2005 as the parent holding company for the Kerr-McGee chemical business and for liabilities related to historic operations of Kerr-McGee that had been terminated, discontinued, or divested prior to the IPO (the “Discontinued Businesses”), including the significant KM Legacy Liabilities that were not related to the ongoing operations of the Kerr-McGee chemical business. The KM Restructuring and Kerr-McGee’s spin-off of the Company, which were completed in March 2006 (the “Spin-Off”), resulted in the Debtors becoming solely responsible for the liabilities of the Discontinued Businesses, including the KM Legacy Liabilities.

Substantially all of the KM Legacy Liabilities related to the Discontinued Businesses, and were never related to the Company’s core chemical business. Substantially all of the Legacy Environmental Liabilities related to liabilities for civil remediation and other environmental claims by federal, state, local, tribal and quasi-governmental agencies arising from historical activities by Kerr-McGee or its antecedents over a 60-year period at more than 2,800 wood treatment, thorium, refining, petroleum marketing, coal, nuclear, offshore contract drilling, mining, fertilizer, waste disposal and other sites throughout the United States. The Legacy Environmental Liabilities included claims for soil, groundwater and other contamination resulting from, among other things, radioactive waste rock from uranium mining on the Navajo Nation and elsewhere in the southwestern United States, creosote used in the treatment of railroad ties at approximately 40 sites across the United States, the production of ammonium perchlorate in Nevada for use in rocket fuel, the production of radioactive thorium in Illinois for use in gas mantles, the manufacture and blending of fertilizer products at dozens of sites across the United States, and the production and sale of petroleum products at various refineries and storage facilities and hundreds of service stations across the United States. The Legacy Environmental

Liabilities also included liabilities related to Superfund Sites in Jacksonville, Florida; Manville, New Jersey; Soda Springs, Idaho; West Chicago, Illinois; Milwaukee, Wisconsin; and Wilmington, North Carolina. The Legacy Tort Liabilities consisted principally of civil tort claims held by individual plaintiffs alleging personal injuries and property damage caused by exposure to asbestos, benzene, creosote, or other environmental contamination or chemical exposure, in each case arising in connection with the Discontinued Businesses.

The Debtors’ primary creditors in the bankruptcy proceedings were the U.S. government and more than 30 state, local, tribal and quasi-governmental entities that held claims related to the Legacy Environmental Liabilities and thousands of individual holders of claims related to the Legacy Tort Liabilities. Certain of the KM Legacy Liabilities were administrative claims that would have been required to be paid in full, in cash, under the Bankruptcy Code while others may not have been dischargeable at all post-bankruptcy. As a result, the Bankruptcy Court could not impose a resolution of the KM Legacy Liabilities without the consent of the related claimants and the Company could not have successfully reorganized without resolving the KM Legacy Liabilities in total. In addition, resolving the claims on an individual basis would have required an extensive, costly and time-consuming process that might not have been possible and likely would have threatened the successful reorganization of the Company. Accordingly, the resolution of these claims on an overall or total basis was essential.

Negotiations regarding the overall resolution of the KM Legacy Liabilities began shortly after the Petition Date. A preliminary agreement in principle was signed in December 2009 and the Company reached the Settlement in November 2010. The Settlement was approved by the Bankruptcy Court on November 30, 2010, subject, in the case of the Environmental Settlement, to a public notice-and-comment period required by applicable environmental laws. This period expired on December 29, 2010, and the Environmental Settlement was approved by the Bankruptcy Court on January 26, 2011. As a result of the Settlement, the Company is no longer responsible for the KM Legacy Liabilities following its emergence from bankruptcy.

Accounting for the KM Legacy Liabilities in 2009

Typically the bankruptcy process involves reconciliation of claims between a debtor and its creditors on an individual basis, with an allowed amount for each claim ultimately agreed to by the parties and/or set forth in an order of the bankruptcy court. With respect to large, complex and disputed claims such as those related to the KM Legacy Liabilities, the individual resolution of such claims typically would be implemented pursuant to certain provisions of the federal rules of bankruptcy procedure. In either scenario, as a claim is allowed by the court, the debtor adjusts its books and records for the allowed amount of the claim in the period such allowed amount is approved. The allowed claim amount is the basis used to allocate recoveries among the creditors, with the settled amount being the amount ultimately recovered by the creditors. An allowed claim amount is not typically the same as the settled or recovered amount. The difference between the allowed amount and the settled or recovered amount is recognized as part of the reorganization adjustment to record the consummation of the reorganization plan under fresh-start accounting.

In contrast, because of the nature and magnitude of the KM Legacy Liabilities, the Company could not successfully reorganize without resolving them on an overall basis. As a result, the parties bypassed the customary individual claims reconciliation process described above and instead embarked on a process to resolve the KM Legacy Liabilities in total. That process culminated in the Settlement. The claims related to the KM Legacy Liabilities were never individually “allowed” or “settled” during the claims resolution process in the bankruptcy proceedings because they were settled “in total” pursuant to the Settlement that was then implemented by consummation of the Plan. Accordingly, no final amounts for individual claims were “allowed” or determined in the bankruptcy proceedings. Nor was the amount of the Settlement a “settled amount” as such term is used in the bankruptcy accounting literature.

Accordingly, the Company concluded that the amount of the Settlement should be considered to be the “expected amount” of the allowed claims for all of the KM Legacy Liabilities during all accounting periods while the Company was in bankruptcy through to the date of its emergence, and therefore should be accounted for as such in accordance with ASC 852. Furthermore, as a result of the bankruptcy and the subsequent negotiations to resolve the KM Legacy Liabilities on an overall basis, the Company concluded it was appropriate to cease using ASC 410, Asset Retirement and Environmental Obligations (“ASC 410”) (i.e., recognizing and measuring the liabilities on a site-by-site basis), and instead viewed the Legacy Environmental Liabilities as a single significant liability that could only be measured on an aggregate basis.

In addition, because the KM Legacy Liabilities were loss contingencies, ASC 450 was applied. ASC 450 provides that loss contingencies should be recorded when information available before the financial statements are issued or are available to be issued indicates that an asset had been impaired or a liability had been incurred at the date of the financial statements. Therefore, the Company concluded that, from the Petition Date, it was more appropriate to account for the KM Legacy Liabilities according to ASC 852 in conjunction with ASC 450, and not in accordance with ASC 410 which requires a site-by-site analysis.

In satisfaction of the Legacy Environmental Liabilities, the Company’s environmental creditors received approximately $325.9 million in cash and accounts receivable, other non-monetary assets (including the sites associated with the Legacy Environmental Liabilities) valued at $68.4 million, and the rights to 88% of any proceeds, if any, from the litigation that the Company commenced in May 2009 against Kerr-McGee and its new parent, Anadarko Petroleum Corporation (“Anadarko”), related to the Spin-Off (the “Anadarko Litigation”). In satisfaction of the Debtors’ liability for the Legacy Tort Liabilities, its tort creditors received approximately $17.6 million in cash and accounts receivable and the rights to 12% of any proceeds that may be recovered in the Anadarko Litigation.

Accordingly, the reserve for the KM Legacy Liabilities was adjusted to the amount of the Settlement in the quarter ended March 31, 2009, the accounting period during which the Debtors filed for bankruptcy. The Settlement amount of $411.9 million was used to initially calculate the amount of the contingent liability, then was adjusted for payments made for environmental remediation work performed in 2009, 2010 and through to the Effective Date in 2011. As a result, the Company adjusted the reserve for the KM Legacy Liabilities in the first quarter of 2009 resulting in a credit of $75.7 million on the Consolidated Statements of Operations and a corresponding balance of $536.4 as of March 31, 2009 on the Consolidated Balance Sheets. The Company calculated the amount of the Settlement, using existing U.S. GAAP rules on exchange transactions, as the funded cash settlement amount plus the fair value of the non-monetary assets exchanged. The Company also transferred rights to certain insurance proceeds, other reimbursement agreements, and the proceeds of the Anadarko Litigation, if any; however, because these are gain contingencies, they were not used in calculating the Settlement amount. The adjustment in 2009 is reflected in “Reorganization income (expense)” on the Consolidated Statements of Operations.

6. Statements of Operations Data

Other Income (Expense)

The components of other income (expense) consisted of:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Net unrealized and realized foreign currency gain (loss)	$(7.8)	$1.5	$(12.5)	$(7.7)
Gain (loss) on liquidation/dissolution of subsidiary	0.2	—	5.3	—
Loss in net earnings of equity method investees	—	—	(2.0)	(3.6)
Interest income	0.6	0.1	0.6	0.4
Gain on accounts receivable sales	—	—	—	0.5
Loss on derivatives	—	—	—	(0.7)
Other	(2.8)	—	0.3	0.8

Total	$(9.8)	$1.6	$(8.3)	$(10.3)

Reorganization Income (Expense)

Items resulting from the Company’s reorganization from bankruptcy were classified as “Reorganization income (expense)” on Consolidated Statements of Operations. Upon emergence from bankruptcy, the Company no longer reports reorganization income (expense). Any residual costs are included in “Selling, general and administrative expenses” on the Consolidated Statements of Operations. The Company’s net charges for reorganization items in the applicable periods were as follows:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Legal and professional fees	$—	$(12.0)	$(56.9)	$(50.3)
Accelerated amortization on debt issuance costs	—	—	(28.6)	(17.5)
Rejected contracts	—	—	(22.8)	(22.1)
Indirect environmental claims	—	(24.3)	(25.9)	—
Fees related to the Rights Offering and other debt related costs	—	(9.2)	(16.8)	—
Forgiveness of debt	—	127.7	—	5.0
Gain as a result of application of fresh-start accounting	—	531.4	—	—
Environmental and tort Settlement adjustments(1)	—	—	—	75.7
Other net adjustments	—	—	6.2	(0.3)

Total	$—	$613.6	$(144.8)	$(9.5)

(1)	See Note 5 for a description of the Legacy Tort Liabilities and the Legacy Environmental Liabilities Settlement.

7. Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share from continuing operations for the periods indicated:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars, except share and per share data)
Income (Loss) from Continuing Operations	$241.5	$631.5	$4.6	$(28.7)
Shares (In thousands)	14,981	41,311	41,232	41,176
Effect of Dilutive Securities:
Restricted Stock	55	88	151	—
Warrants	579	—	—	—
Options	4	—	—	—

Total Dilutive Shares	15,619	41,399	41,383	41,176
Basic Income (Loss) per Share	$16.12	$15.29	$0.11	$(0.70)

Diluted Income (Loss) per Share	$15.46	$15.25	$0.11	$(0.70)

The following table sets forth the computation of basic and diluted earnings per share from discontinued operations for the periods indicated:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars, except share and per share data)
Income (Loss) from Discontinued Operations	$—	$(0.2)	$1.2	$(9.8)
Basic Income (Loss) per Share	$—	$(0.01)	$0.03	$(0.24)

Diluted Income (Loss) per Share	$—	$—	$0.03	$(0.24)

In computing diluted earnings per share under the treasury stock method, the Company considered potentially dilutive shares. The number of stock options that were anti-dilutive because they were not “in the money” was 1,152,408, 1,152,408 and 1,162,464 for the one month ended January 31, 2011 and years ended December 31, 2010 and 2009, respectively. The average exercise price of these anti-dilutive options was $9.54, $9.54 and $9.56 for the one month ended January 31, 2011 and years ended December 31, 2010 and 2009, respectively.

8. Balance Sheet Data

Accounts Receivable

Accounts receivable, net of related party receivables and the related allowance for doubtful accounts, consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Accounts receivable—trade	$268.7	$209.8
Receivable from insurers(1)	—	33.1
Other	2.6	1.7

Total	271.3	244.6
Allowance for doubtful accounts	(0.4)	(0.8)

Net	$270.9	$243.8

(1)	Receivables from insurers relate to reimbursements of certain environmental expenditures. Environmental-related receivables not expected to be collected within one year from the balance sheet date are reflected in “Other Long-Term Assets” on the Consolidated Balance Sheets.

Inventories

Inventories, net of allowance for obsolete inventories and supplies, consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Raw materials	$123.5	$62.7
Work-in-process	9.0	6.9
Finished goods(1)	130.3	80.0
Materials and supplies, net(2)	48.4	48.8

Total	$311.2	$198.4

(1)	Includes inventory on consignment to others of approximately $12.0 million and $8.1 million at December 31, 2011 and 2010, respectively.
(2)	Materials and supplies consist of processing chemicals, maintenance supplies and spare parts, which will be consumed directly and indirectly in the production of the Company’s products.

Prepaid and Other Current Assets

Prepaid and other current assets consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Prepaid expenses	$10.2	$17.6
Environmental settlement escrows(1)	—	41.3
Cash collateralized letters of credit and surety bonds	4.9	78.2
Other	6.6	7.7

Total	$21.7	$144.8

(1)	Funds held in escrow related to the environmental settlement agreement that were released at time of funding the environmental trusts.

Property, Plant and Equipment

Property, plant and equipment, net consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Land	$24.2	$33.3
Buildings	44.9	93.1
Machinery and equipment	417.1	995.1
Construction-in-progress	49.1	46.2
Mineral leaseholds	42.0	12.4
Other	33.1	62.7

Total	610.4	1,242.8
Less accumulated depreciation, depletion and amortization	(55.9)	(927.3)

Net	$554.5	$315.5

Depreciation expense for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009 was $55.9 million, $3.8 million, $46.9 million and $49.8 million, respectively.

Other Long-Term Assets

Other long-term assets consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Receivable from the U.S. Department of Energy(1)	$—	$3.6
Investments in equity method investees(2)	—	14.8
Debt issuance costs, net	8.4	14.8
Deferred tax benefits	9.0	9.4
Other, net	3.2	4.1

Total	$20.6	$46.7

(1)	See Note 21.
(2)	The Company had an interest of approximately 30% in Basic Management, Inc. and Subsidiaries (“BMI”). BMIs combined financial statements included The Landwell Company, L.P., a limited partnership in which the Company had a direct interest of approximately 30%. The Company accounted for its investment in these companies under the equity method. Upon emergence from bankruptcy, these assets were transferred to the environmental trusts and the Company no longer has any ownership or investment in these companies.

Accrued Liabilities

Accrued liabilities consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Employee-related costs and benefits	$26.3	$23.1
Sales rebates	8.2	7.6
Taxes other than income taxes	5.2	8.3
Interest	1.3	1.3
Asset retirement obligations	0.9	1.4
Reserves for environmental remediation and restoration	0.1	0.2
Other	3.7	3.8

Total	$45.7	$45.7

Noncurrent Liabilities—Other

Noncurrent liabilities—other consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Reserve for uncertain tax positions	$0.9	$19.1
Asset retirement obligations	29.2	17.9
Reserve for workers’ compensation and general liability claims	8.5	8.2
Reserves for environmental remediation and restoration	0.5	0.6
Other	1.9	1.6

Total	$41.0	$47.4

9. Cash Flows Statement Data

Other noncash items included in the reconciliation of net income (loss) to net cash flows from operating activities include the following:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Workers’ compensation and insurance liability	$1.6	$0.1	$3.7	$1.9
Abandonment expense	6.3	—	0.7	5.6
Asset retirement obligation accretion expense	1.9	0.1	0.4	0.6
Asset retirement obligation changes in estimates	0.9	—	(0.2)	(0.6)
Inventory write-downs	0.4	—	0.6	—
Equity in loss of affiliates	—	—	2.0	0.3
FIN 48 liability adjustment	(17.8)	(0.4)	3.6	2.6
Other net adjustments	—	—	(2.7)	0.3

Total	$(6.7)	$(0.2)	$8.1	$10.7

Other, net, included in the reconciliation of net income (loss) to net cash flows from operating activities includes the following:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
Environmental expenditures, net of reimbursements	$33.2	$—	$12.7	$7.5
Pension and postretirement	(7.4)	—	(7.0)	(6.2)
Asset retirement obligation expenditures	(1.5)	—	(0.9)	(2.3)
Other net adjustments	(0.8)	1.0	0.7	(0.9)

Total	$23.5	$1.0	$5.5	$(1.9)

10. Intangible Assets
As a result of fresh-start accounting, the Company recognized $335.1 million of separately identifiable intangible assets at fair value on January 31, 2011. Intangible assets, net consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Intangible assets	$335.1	$—
Less accumulated amortization	(21.8)	—

Intangible assets, net	$313.3	$—

The gross cost and accumulated amortization of intangible assets at December 31, 2011, by major intangible asset category, were as follows:

	Successor
	Gross Cost	Accumulated Amortization	Net Carrying Amount
	(Millions of dollars)
Customer relationships	$293.9	$(18.6)	$275.3
TiO2 technology	31.9	(1.5)	30.4
Trade names	3.6	(0.7)	2.9
In-process research and development	5.0	(0.9)	4.1
Other	0.7	(0.1)	0.6

Total	$335.1	$(21.8)	$313.3

Amortization expense related to intangible assets for the eleven months ended December 31, 2011 was $21.8 million. There was no amortization expense related to intangible assets for the one month ended January 31, 2011 and years ended December 31, 2010 and 2009. Estimated future amortization expense related to intangible assets is as follows:

Total Amortization
(Millions of dollars)
2012	$23.7
2013	$23.7
2014	$22.9
2015	$22.8
2016	$21.2
Thereafter	$199.0

Total	$313.3

11. Asset Retirement Obligations

A summary of the changes in the asset retirement obligations during the eleven months ended December 31, 2011 and one month ended January 31, 2011 is as follows:

2011
(Millions of dollars)
Predecessor: Balance, January 1	$19.3
Fresh-start adjustments	9.5
Accretion expense	0.1
Changes in estimates, including cost and timing of cash flows(1)	(0.1)

Predecessor: Balance, January 31	$28.8
Settlements/payments	(1.5)
Accretion expense	1.9
Changes in estimates, including cost and timing of cash flows(1)	0.9

Successor: Balance, December 31	$30.1

Current portion included in accrued liabilities	$0.9

Noncurrent portion included in noncurrent liabilities—other	$29.2

(1)	Includes a decrease of $0.1 million and $0.1 million due to foreign currency revaluation of the Company’s Australian and Botlek obligations during the eleven months ended December 31, 2011 and one month ended January 31, 2011, respectively.

A summary of the changes in the asset retirement obligations during 2010 is included in the table below.

2010
(Millions of dollars)
Predecessor: Balance, January 1	$11.3
Settlements/payments	(0.9)
Accretion expense	0.5
Changes in estimates, including cost and timing of cash flows(1)	8.4

Predecessor: Balance, December 31	$19.3

Current portion included in accrued liabilities	$1.4

Noncurrent portion included in noncurrent liabilities—other	$17.9

(1)	Includes an increase of $1.3 million due to foreign currency revaluation of the Company’s Australian obligation in 2010.

A summary of the asset retirement obligations by site for the years ended December 31, 2011 and 2010 is included in the table below.

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Australia Tiwest Joint Venture	$19.1	$10.6
Botlek	9.8	7.5
Hamilton	1.2	1.2

Total asset retirement obligations	$30.1	$19.3

Transfers to Liabilities Subject to Compromise

As part of the Environmental Settlement, the Company contributed its Mobile, Alabama and Savannah, Georgia facilities. Therefore, the asset retirement liabilities were transferred to and are classified as “Liabilities subject to compromise” on the Consolidated Balance Sheets at December 31, 2010 (see Note 14).

Continuing Asset Retirement Obligations

The Company has recognized an obligation for its undivided share of the cost to close and rehabilitate the mine site in Western Australia, operated by the Tiwest Joint Venture. At December 31, 2011 and 2010, the accreted obligation represents management’s estimate of the total costs to restore the area that has been disturbed, as required under the mining lease.

The Botlek ARO relates to the future closure of the Company’s Botlek facility at the end of the Company’s long-term lease and to return the site back to original state upon plant closure and exit. The ARO was adjusted during 2010 to address the estimated costs and timing of the site obligations.

An ARO was recorded related to a process waste landfill at the Company’s Hamilton, Mississippi TiO2 facility to address one-time closure costs (cap with liner and cover with soil) and annual monitoring costs of the closed landfill under applicable state environmental laws in Mississippi. Closure is expected to be completed in 2015.

12. Debt

Short-term debt consisted of the following at December 31, 2011 and 2010:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
(Millions of dollars)
Wells Revolver(1)	$—	$—

Short-term debt	$—	$—

(1)	Average effective interest rate of 14.1% in 2011.

During 2011, to facilitate its exit from bankruptcy and help pay for the buy-in of its 50% share of the Kwinana TiO2 expansion, the Company borrowed $39.0 million against the Wells Revolver, which by December 31, 2011, was fully repaid using cash generated from operations.

Long-term debt consisted of the following at December 31, 2011 and 2010:

	Initial Principal Amount	Maturity Date	Successor	Predecessor
			December 31, 2011	December 31, 2010
			(Millions of dollars)
Debtor-In-Possession and Exit Credit Agreement—Final DIP Facility(1)	$425.0	10/21/15	$420.8	$425.0
Co-generation Unit Financing Arrangement(2)	8.0	2/1/16	6.5	—
Senior secured asset-based revolving credit agreement	125.0	2/14/15	—	—
9.5% Senior Unsecured Notes due December 2012	350.0	N/A	—	350.0

Total debt			427.3	775.0
Less: Long-term debt classified as liabilities subject to compromise			—	(350.0)
Less: Long-term debt due in one year			(5.9)	(4.3)

Long-term debt			421.4	420.7

(1)	Average effective interest rate of 7.2% and 7.7% in 2011 and 2010, respectively.
(2)	Average effective interest rate of 6.5% in 2011.

The scheduled maturities of the Company’s long-term debt were as follows at December 31, 2011:

Total Debt
(Millions of dollars)
2012	$5.9
2013	5.9
2014	5.8
2015	409.6
2016	0.1
Thereafter	—

Total debt	$427.3

As of December 31, 2011, the total carrying value of long-term debt approximates its fair value due to the variable interest rates and frequent repricing of such instruments. The fair value hierarchy for long-term debt is a Level 2 input.

2009 and Prior

9.5% Senior Unsecured Notes due December 2012

Concurrent with the IPO, the Company’s wholly owned subsidiaries, Tronox Worldwide LLC and Tronox Finance Corp., issued $350.0 million in aggregate principal amount of 9.5% senior unsecured notes due 2012 (the “Senior Unsecured Notes”) in a private offering. During the second quarter of 2006, the Company registered these notes with the SEC and subsequently completed an exchange of all notes and guarantees for publicly tradable notes and guarantees having substantially identical terms, on July 14, 2006.

The terms of the Senior Unsecured Notes provided for customary representations and warranties, affirmative and negative covenants, and events of default.

As a result of the bankruptcy petitions filed on January 12, 2009, the Company’s Senior Unsecured Notes were included in “Liabilities Subject to Compromise” on the Consolidated Balance Sheets at December 31, 2010. While operating as a debtor-in-possession during the Chapter 11 bankruptcy proceedings, the Debtor ceased recording interest on all unsecured pre-petition indebtedness in accordance with ASC 852. Therefore, interest expense for the period January 1 through January 31, 2011 excludes $2.8 million that would have been payable under the terms of the Senior Unsecured Notes. Additionally, interest expense for the years ended December 31, 2010 and 2009 excludes $33.3 million and $32.1 million, respectively, that would have been payable under the terms of the Senior Unsecured Notes.

Debtor-In-Possession Credit Agreement—Original DIP Facility

On January 13, 2009, the Debtors obtained Bankruptcy Court interim approval of a senior secured super-priority DIP credit and security agreement (the “Original DIP Facility”) between and among the Company, Tronox Worldwide LLC, Credit Suisse, as Administrative Agent, JP Morgan Chase Bank, N.A., as Collateral Agent, and the lenders that from time to time become party thereto. The Original DIP Facility provided for a first priority and priming secured revolving credit commitment of $125.0 million. The Debtors received final approval to access the full amount of the Original DIP Facility on February 6, 2009.

The Original DIP Facility provided for an aggregate commitment of up to $125.0 million, subject to a borrowing base, which permitted borrowings on a revolving basis. Interest on amounts borrowed under the Original DIP Facility was payable, at Tronox Worldwide LLC’s election, at a base rate or a LIBOR rate (subject to a 3.5% minimum), in each case as defined in the credit agreement, plus a margin of 9.5%. The initial draw of $60.0 million under the Original DIP Facility was used to make interest payments due December 31, 2008 on existing debt, repurchase all securitized receivables of $41.1 million, pay fees related to the execution of the Original DIP Facility of approximately $8.1 million, and to fund the working capital requirements of the Company. During 2009, the Company had a second draw of $5.0 million used to fund its working capital requirements. The $65.0 million draw under the Original DIP Facility was repaid in December 2009 with the funds from the Second DIP Facility.

Debtor-In-Possession and Exit Credit Agreement—Second DIP Facility

On December 24, 2009, the Bankruptcy Court granted final approval, authorizing the Company and its U.S. Subsidiaries to enter into a senior secured super priority DIP and Exit Credit Agreement (“Second DIP Facility”) with Goldman Sachs Lending Partners (“GSLP”), which consisted of a $335.0 million tranche B-1 facility and a $90.0 million tranche B-2 facility. The Second DIP Facility featured a right to convert the DIP to an exit facility providing the Company with committed exit financing that was expected, at the time, to be sufficient to meet its settlement obligations under the December 2009 plan.

The proceeds from the Second DIP Facility were used, in part, to repay $212.8 million related to a secured term loan facility and the remaining balance of the Original DIP Facility. In addition, the proceeds funded the environmental settlement escrow of $35.0 million, and the collateralized outstanding letters of credit and surety bonds of approximately $78.2 million, some of which were transferred to the environmental trust as part of the Settlement.

2010

Debtor-In-Possession and Exit Credit Agreement—Final DIP Facility

On October 21, 2010, the Company received court approval and entered into a senior secured super-priority DIP and Exit Credit Agreement (the “Final DIP Facility”) with GSLP, which was used to refinance the Debtor’s existing $425.0 million outstanding indebtedness under the Second DIP Facility. The Final DIP Facility was to expire no earlier than February 15, 2011 or when the Company exercised the exit facility option, upon which the Final DIP converted into an exit facility under substantially the same terms and conditions with a maturity date of October 21, 2015.

The Final DIP Facility bore interest at the greater of a base rate plus a margin of 4.0% or adjusted Eurodollar rate plus a margin of 5.0%. The base rate was defined as the greater of (i) the prime lending rate as quoted in the print edition of The Wall Street Journal, (ii) the Federal Funds Rate plus 0.50%, or (iii) 3%. The adjusted Eurodollar rate is defined as the greater of (i) the LIBOR rate in effect at the beginning of the interest period, or (ii) 2.0%. Interest was payable quarterly or, if the adjusted Eurodollar rate applied, it was payable on the last day of each interest period.

The Final DIP Facility was secured by a first priority lien on substantially all of Tronox’s and the Subsidiary Guarantors’ existing and future property and assets.

The terms of the Final DIP Facility provided for customary representations and warranties, affirmative and negative covenants and events of default. The terms of the covenants, subject to certain exceptions, restricted, among other things: (i) debt incurrence; (ii) lien incurrence; (iii) investments, dividends and distributions; (iv) dispositions of assets and subsidiary interests; (v) acquisitions; (vi) sale and leaseback transactions; and (vii) transactions with affiliates and shareholders. The Final DIP Facility also contained covenants that limited the amount of capital expenditures to $55.0 million per year, with a carry-forward of the excess of the $55.0 million over the amount utilized in the prior year, but with no more than $15.0 million able to be carried-forward from one year to the next. In addition, the Final DIP Facility required the following financial ratios to be maintained.

2011

Exit Successor Credit Agreement

On February 14, 2011, the Final DIP Facility, in accordance with its terms, converted into Tronox’s $425.0 million exit facility (the “Exit Financing Facility”) under substantially the same terms and conditions that existed under the Final DIP Facility, with a maturity date of October 21, 2015.

The Exit Financing Facility is secured by the same assets as the Final DIP Facility, subject however to certain subordination agreements (as more fully described below under the heading “Asset Based Lending Facility”).

Asset Based Lending Facility

On February 14, 2011 the Company entered into the Wells Revolver, a senior secured asset-based revolving credit agreement with Wells Fargo Capital Finance, LLC. The Wells Revolver has a maturity date of February 14, 2015. The Wells Revolver provides the Company with a committed source of capital with a principal borrowing amount of up to $125.0 million subject to a borrowing base, and also permits an expansion of up to $150.0 million. Borrowing availability under the Wells Revolver is subject to a borrowing base, which is related to certain eligible inventory and receivables held by the Company’s U.S. subsidiaries. As of December 31, 2011, the Company’s borrowing base was $125.0 million, less letters of credit outstanding of $17.6 million, for a total net availability of $107.4 million.

Borrowings under the Wells Revolver are secured by a first priority lien on substantially all of the Company’s and the subsidiary guarantors’ existing and future deposit accounts, inventory and receivables, and certain related assets, and a second priority lien on all of Tronox’s and the subsidiary guarantors’ other assets, including capital stock which serve as security under the Exit Financing Facility.

The Wells Revolver bears interest at the Company’s option at either (i) the greater of the prime lending rate as announced by Wells Fargo Bank, N.A., (ii) the Federal Funds Rate plus 0.50%, or (iii) the one month LIBOR rate plus 0.50%, plus a margin that varies from 2.0% to 3.5% per annum depending on the average excess availability under the revolver. The unused portion of the Wells Revolver is subject to a commitment fee of 0.75% per annum on the average unused portion of the revolver, payable monthly in arrears. Interest is payable quarterly or, if the prime lending rate or Federal Funds Rate applies, is payable monthly.

Co-generation Unit Financing Arrangement

In March 2011, the Tiwest Joint Venture acquired a steam and electricity gas fired co-generation plant, adjacent to its Kwinana pigment plant, through a five year financing arrangement. Tronox Western Australia Pty Ltd, the Company’s wholly owned subsidiary, owns a 50% undivided interest in the co-generation plant through the Tiwest Joint Venture. As a result, the Company incurred additional debt totaling $8.0 million, in order to finance its share of the asset purchase. Under the financing arrangement, monthly payments are required and interest accrues on the remaining balance owed at the rate of 6.5% per annum.

2012

Exit Facility Refinancing and Wells Revolver Amendment

On February 8, 2012, the Company refinanced the Exit Financing Facility and amended the Wells Revolver. The Company obtained a new Goldman Sachs facility comprised of a $550.0 million Senior Secured Term Loan and a $150.0 million Senior Secured Delayed Draw Term Loan. See Note 26 for additional information.

Financial Covenants

At December 31, 2011, the Company had financial covenants on the Exit Financing Facility and the Wells Revolver. The Exit Financing Facility with Goldman Sachs has the following covenants:

Fiscal Quarter Ending	Total Leverage Ratio (not to exceed)
December 31, 2010 through December 31, 2011	4.25:1.00
March 31, 2012 through December 31, 2012	4.00:1.00
March 31, 2013 through December 31, 2013	3.75:1.00
March 31, 2014 and thereafter	3.50:1.00

Fiscal Quarter Ending	Interest Coverage Ratio (not to be less than)
December 31, 2010 and thereafter	2.50:1.00

The Wells Revolver contains various covenants and restrictive provisions which limits the Company’s ability to incur additional indebtedness. The Wells Revolver requires the Company to maintain a Consolidated Fixed Charge Coverage Ratio of 1.0 to 1.0 calculated monthly, only if excess availability on the Wells Revolver is less than $18.75 million. If the Company is required to maintain the Consolidated Fixed Charge Coverage Ratio then either: (i) the Consolidated Adjusted EBITDAR for the test period shall not be less than the Specified EBITDAR percentage of 65% of the Consolidated Adjusted EBITDAR of the parent and its subsidiaries for all periods ending on or prior to December 31, 2012 or ii) the Consolidated Adjusted EBITDAR during the test period shall not be less than the Specified EBITDAR threshold of $100.0 million; provided that the Specified EBITDAR threshold shall be reduced by $1.25 million on the last day of each month, commencing on January 31, 2012 and ending on December 31, 2012, until such time as the Specified Adjusted EBITDAR threshold is reduced to $85.0 million.

The Exit Financing Facility and the Wells Revolver are subject to an intercreditor agreement pursuant to which the lenders’ respective rights and interests in the security are set forth.

The Company was in compliance with its financial covenants at December 31, 2011 and 2010. A breach of any of the covenants imposed on the Company by the terms of the Exit Financing Facility or the Wells Revolver could result in a default under the agreement. In the event of a default, the lenders could terminate their commitments to the Company and could accelerate the repayment of all of the Company’s indebtedness under the agreement. In such case, the Company may not have sufficient funds to pay the total amount of accelerated obligations, and its lenders could proceed against the collateral pledged.

Interest expense

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31
			2010	2009
	(Millions of dollars)
Interest expense	$29.3	$2.6	$39.7	$32.7
Amortization of deferred debt issuance costs	0.8	0.3	9.2	2.9
Other	0.6	—	1.0	0.3
Capitalized interest	(0.7)	—	—	—

Interest and debt expense	$30.0	$2.9	$49.9	$35.9

For the one month ended January 31, 2011 and years ended December 31, 2010 and 2009, interest expense excludes $2.8 million, $33.3 million and $32.1 million, respectively, which would have been payable under the terms of the $350.0 million 9.5% senior unsecured notes.

13. Restructuring and Exit Activities

The Company previously owned and operated a TiO2 plant in Antwerp, Belgium, which was shut down during 2001. Severance payments were expected to continue until 2016. During 2010 and 2009, the Company recorded payments of $0.5 million and $0.4 million, respectively. Additionally, during 2010 and 2009, the Company recorded adjustments related to the effects of foreign currency exchange of $0.4 million and nil, respectively, in “Other income (expense) on the Consolidated Statements of Operations, and other adjustments of nil and of $0.5 million, respectively, in “Cost of goods sold” on the Consolidated Statements of Operations. In 2010, the Company purchased an insurance annuity to satisfy the future severance obligations. Subsequently, the Belgian subsidiary was liquidated and the remaining reserves were reversed in 2010.

In 2009, the Company ceased TiO2 operations at its Savannah, Georgia facility. Tronox subsequently removed all proprietary technology related to the TiO2 operations, wrote down certain inventories to net realizable value, recognized a restructuring charge for severance payments to employees of the Savannah TiO2 operations and recorded a reserve for $0.6 million. During 2010 and 2009, the Company recorded payments of $0.2 million and $0.4 million, respectively. Additionally, during 2010 and 2009, the Company recorded adjustments of $0.3 million and $0.8 million, respectively, in “Cost of goods sold” and “Other income (expense),” respectively, on the Consolidated Statements of Operations. Such costs were attributable to the Company’s pigment reportable segment. Pursuant to the Plan, the Savannah site was transferred to an environmental response trust upon Tronox Incorporated’s emergence from bankruptcy on February 14, 2011. The Company has determined that the Savannah TiO2 operations do not meet the criteria for discontinued operations treatment.

In January 2011, the Company accrued a severance liability related to the work force reduction upon emergence from bankruptcy. During the eleven months ended December 31, 2011, the Company recorded payments of $0.2 million. At December 31, 2011, the Company had no reserves for restructuring and exit activities.

14. Liabilities Subject to Compromise

As a result of the bankruptcy, the payment of prepetition indebtedness was subject to compromise or other treatment under the Debtors’ Plan. Although actions to enforce or otherwise affect payment of prepetition claims were generally stayed, at hearings held in January 2009, the Bankruptcy Court granted final approval of the Debtors’ “first-day” motions, generally designed to stabilize the Debtors’ operations and covering, among other things, employee wages, health and benefit plans, qualified pension and savings plans, supplier relations, customer relations, business operations, utilities, tax matters, cash management and retention of professionals.

The Debtors paid all of their undisputed post petition payables in the ordinary course of business. In addition, the Debtors rejected certain prepetition executory contracts and unexpired leases with respect to the Debtors’ operations with the approval of the Bankruptcy Court, which were no longer required for ongoing operations. Damages resulting from rejection of executory contracts and unexpired leases are treated as general unsecured prepetition claims and were classified as “Liabilities subject to compromise” on the Consolidated Balance Sheets.

On May 28, 2009, the Bankruptcy Court entered an order establishing August 12, 2009 as the claims bar date. The claims bar date was the date by which most claims against the Debtors arising prior to the Debtors’ Chapter 11 filings had to be filed if the claimants wished to receive any distribution. On June 2, 2009, the Debtors commenced notification, including publication, to all known actual and potential creditors informing them of the bar date and the required procedures with respect to the filing of proofs of claim. As part of the bankruptcy, claims timely filed by the claims bar date were reconciled against the amounts listed, with certain exceptions, by the Debtors in their schedules of assets and liabilities. In most cases, to the extent the Debtors objected to any filed claims, the Bankruptcy Court made the final determination as to the amount, nature and validity of such claims. Moreover, the treatment of allowed claims against the Debtors was determined pursuant to the terms of the Plan, which was confirmed by the Bankruptcy Court on November 30, 2010. Liabilities subject to compromise were cleared through the implementation of the Plan in 2011.

Prepetition liabilities that were subject to compromise were reported at the amounts expected to be allowed, even if they settled for lesser amounts. Liabilities subject to compromise consisted of the following at December 31, 2010:

Predecessor
December 31,2010
(Millions of dollars)
Legacy Environmental Liabilities	$422.2
Senior Unsecured Notes due December 2012	350.0
Indirect environmental claims	38.6
Accounts payable	21.5
Interest payable	20.4
Legacy tort liabilities	17.9
Rejected contracts	9.5
Nonqualified benefits restoration plan	9.4
Income and franchise taxes payable	5.3
Other	5.5

Total liabilities subject to compromise	$900.3

15. Derivative Instruments

As a result of its Chapter 11 filing on January 12, 2009, the Company was in default under its natural gas and interest rate swap agreements which were terminated by the counterparties to those agreements immediately following the Petition Date. In accordance with accounting guidance, the unrealized gains and losses on these contracts were recognized in “Other income (expense)” on the Consolidated Statements of Operations of $0.7 million related to natural gas in 2009 and $1.3 million related to interest rate swaps in 2010 (which was offset by previously accrued derivative expenses of $1.3 million) when the contracts were set to mature. Subsequent to the termination of these contracts, the Company has not entered into new contracts to hedge its natural gas usage or variable interest payments.

16. Financial Instruments

The Company holds or issues financial instruments for other than trading purposes. At December 31, 2011 and 2010, respectively, the carrying amounts and estimated fair values of these instruments are as follows:

	Successor		Predecessor
	December 31, 2011		December 31, 2010
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Millions of dollars)
Cash and cash equivalents	$154.0	$154.0	$141.7	$141.7
Long-term receivables	—	—	4.8	4.8
Grantor trust assets	—	—	1.0	1.0

The carrying amounts of cash and cash equivalents with maturities of three months or less represent a Level 1 fair value measurement based upon the existence of active markets with quoted prices for identical assets. Grantor trust assets, which consisted of cash and cash equivalents, were also a Level 1 fair value measurement based upon the existence of active markets with quoted prices for identical assets. The fair value of long-term receivables was equal to their carrying value; as such receivables were based upon contractual amounts.

17. Pension and Other Postretirement Healthcare Benefits

Retirement Plans

Overview—Tronox is the sponsor of noncontributory defined benefit retirement plans (qualified and nonqualified plans) in the United States, a contributory defined benefit retirement plan in the Netherlands and a U.S. contributory postretirement plan for health care insurance. Substantially all U.S. employees may become eligible for the postretirement healthcare benefits if they reach retirement age while working for the Company.

Establishment of U.S. Plans—Effective with the Distribution on March 30, 2006, the Company established a U.S. qualified defined benefit plan (funded), U.S. supplemental nonqualified benefit plans (unfunded) and a U.S. postretirement healthcare plan (unfunded). Benefits under the qualified plan were generally based on years of service and final average pay. The supplemental nonqualified benefit plans were designed to maintain benefits for all employees at a plan formula level. The establishment of the U.S. plans resulted in a transfer of certain assets to the Company and an assumption of obligations associated with current and former employees participating in such plans. According to the employee benefits agreement between Kerr-McGee and Tronox, $450.3 million in qualified plan assets were transferred to a trust. In addition, assets in the amount of $4.4 million (comprised primarily of fixed income securities) were transferred on the Distribution date, from the Kerr-McGee grantor trust account to the Tronox grantor trust account. Although not considered plan assets, certain nonqualified benefit payments were paid from the grantor trust. The grantor trust assets were nil and $1.0 million at December 31, 2011 and 2010, respectively, and were recorded at fair value in “Other Long-Term Assets” on the Consolidated Balance Sheets with changes in fair value recognized in earnings.

For the retirement plans that qualify under the Employee Retirement Income Security Act of 1974 (“ERISA”), the benefit amount that can be provided to employees by the plans is limited by both ERISA and the Internal Revenue Code. Therefore, the Company has unfunded supplemental nonqualified plans designed to maintain benefits for all employees at the plan formula level.

U.S. Plan Changes—The Company was obligated under the MSA to maintain the material features (as defined in the employee benefits agreement of the MSA) of the U.S. postretirement healthcare plan without change for a period of three years following the Distribution date. During the third quarter of 2007, the Company announced that effective April 1, 2009, certain features would change, including the cost-sharing provisions between the Company and plan participants, life insurance benefits and certain retirement eligibility criteria. This announcement resulted in a plan remeasurement, which was performed by the Company’s actuary in August 2007. A new discount rate of 6.25% was selected by management for this remeasurement due to changes in certain economic indicators since the previous measurement as of December 31, 2006.

On June 30, 2008, the nonqualified benefits restoration plan was frozen and closed to new participants. The U.S. qualified defined benefit plan was frozen and closed to new participants on June 1, 2009.

In July 2008, the Company announced a temporary suspension of benefits accrued under its U.S. nonqualified benefit plan effective July 1, 2008. In conjunction with the filing for Chapter 11, the Debtors decided not to immediately petition the Bankruptcy Court for the benefits to be reinstated. Upon determining that benefit accruals would not resume, the Company recorded a curtailment gain of $0.1 million in accordance with ASC 715 during 2009. In October 2010, the Bankruptcy Court approved the termination of the nonqualified benefits restoration plan, which resulted in a loss of $3.7 million that was recorded as reorganization expense. Due to the bankruptcy, no benefits were paid as a result of the plan termination. The liability balance at December 31, 2010 of $9.4 million for these claims was reported in “Liabilities subject to compromise” on the Consolidated Balance Sheets, and was settled as part of the Plan.

Germany Insolvency—As discussed in Note 20, during March 2009, the Company’s holding subsidiary for a pigment facility in Uerdingen, Germany, filed an application with the insolvency court in Krefeld, Germany, to commence insolvency proceedings. The German Insolvency Court appointed a trustee to administer the insolvency proceedings which resulted in the Company losing management control over these subsidiaries. The German subsidiaries have been deconsolidated from the Company’s consolidated financial statements as of March 13, 2009. Accordingly, all amounts associated with the German subsidiaries and their results of operations, including pension expense, have been classified as discontinued operations.

Benefit Obligations and Funded Status—The following provides a reconciliation of beginning and ending benefit obligations, beginning and ending plan assets, funded status and balance sheet classification of the Company’s pension and other postretirement healthcare plans as of and for the years ended December 31, 2011 and 2010. The benefit obligations and plan assets associated with the Company’s principal benefit plans are measured on December 31.

	Retirement Plans		Postretirement Healthcare Plan
	Successor	Predecessor	Successor	Predecessor
	December 31, 2011	December 31, 2010	December 31, 2011	December 31, 2010
	(Millions of dollars)
Change in benefit obligations —
Benefit obligation, beginning of year	$480.7	$482.3	$8.5	$22.7
Service cost	2.9	2.5	0.3	0.2
Interest cost	23.4	24.8	0.3	0.4
Plan changes	—	—	—	(11.7)
Net actuarial (gains) losses	20.3	25.3	0.9	(1.3)
Foreign currency rate changes	(2.8)	(6.1)	—	—
Contributions by plan participants	0.6	0.5	1.3	1.1
Special termination benefits	1.2	—	—	—
Termination of the nonqualified benefits restoration plan(2)	(9.4)	—	—	—
Benefits paid	(32.2)	(46.5)	(2.1)	(2.9)
Administrative expenses	(1.9)	(2.1)	—	—

Benefit obligation, end of year	482.8	480.7	9.2	8.5

Change in plan assets —
Fair value of plan assets, beginning of year	371.9	386.0	—	—
Actual return on plan assets	7.2	34.1	—	—
Employer contributions(1)	7.2	5.2	0.8	1.8
Participant contributions	0.6	0.5	1.3	1.1
Foreign currency rate changes	(3.4)	(5.3)	—	—
Benefits paid(1)	(32.2)	(46.5)	(2.1)	(2.9)
Administrative expenses	(1.9)	(2.1)	—	—

Fair value of plan assets, end of year(3)	349.4	371.9	—	—

Net over (under) funded status of plans	$(133.4)	$(108.8)	$(9.2)	$(8.5)

Classification of amounts recognized in the Consolidated Balance Sheets —
Noncurrent asset	$0.7	$—	$—	$—
Liabilities subject to compromise(2)	—	(9.4)	—	—
Current accrued benefit liability	(0.1)	(0.1)	(0.5)	(0.6)
Noncurrent accrued benefit liability	(134.0)	(99.3)	(8.7)	(7.9)

Sub-total of liabilities	(133.4)	(108.8)	(9.2)	(8.5)
Accumulated other comprehensive loss	50.0	188.8	0.9	(67.4)

Total	$(83.4)	$80.0	$(8.3)	$(75.9)

(1)	The Company expects 2012 contributions to be approximately $4.3 million for the Netherlands plan and $3.4 million for the U.S. qualified retirement plan, while net benefits paid are expected to be approximately $0.6 million for the U.S. postretirement healthcare plan.
(2)	Because the nonqualified benefits restoration plan was settled as part of the Plan, amounts paid in 2011 represent the settlement of the entire liability. The net obligation for this plan is reflected in “Liabilities Subject to Compromise” on the December 31, 2010 Consolidated Balance Sheets.

(3)	Excludes the grantor trust assets of $1.0 million at December 31, 2010 associated with the nonqualified U.S. plan sponsored by the Company. The Grantor trust was liquidated in 2011, and the remaining funds reverted to the Company.

At December 31, 2011, the Company’s U.S. qualified retirement plan was in an underfunded status of $133.9 million. As a result, the Company has a projected minimum funding requirement of $31.2 million for 2011, which will be payable in 2012.

During Chapter 11 proceedings, pension obligations of the Debtors were classified as “Liabilities Subject to Compromise” on the Consolidated Balance Sheets. Under the Plan, except with respect to the nonqualified pension plan, all benefit plans remained in force subsequent to the Confirmation Date. Accordingly, approximately $91.1 million of pension and other postretirement benefit liabilities were reclassified from “Liabilities Subject to Compromise” on the Consolidated Balance Sheets to current or long-term liabilities, as appropriate, at the Confirmation Date.

The following table summarizes the accumulated benefit obligations and the projected benefit obligations associated with the Company’s unfunded, nonqualified retirement plans.

	Successor	Predecessor
	December 31, 2011	December 31, 2010(1)(2)
	(Millions of dollars)
Accumulated benefit obligation	$0.2	$9.5
Projected benefit obligation	(0.2)	(9.5)
Market value of plan assets	—	—

Funded status—(under)/over funded	$(0.2)	$(9.5)

(1)	Although not considered plan assets, a grantor trust was established from which payments for certain U.S. supplemental pension benefits are made. The trust assets had a balance of $1.0 million at December 31, 2010. The grantor trust was liquidated during 2011, and the remaining funds reverted to the Company.
(2)	Includes $9.4 million related to the nonqualified benefits restoration plan which was settled as part of the Plan.

Summarized below are the accumulated benefit obligation, the projected benefit obligation, the market value of plan assets and the funded status of the Company’s funded retirement plans.

	Successor		Predecessor
	December 31, 2011		December 31, 2010
	U.S. Qualified Plan	The Netherlands Retirement Plan	U.S. Qualified Plan	The Netherlands Retirement Plan
	(Millions of dollars)
Accumulated benefit obligation	$392.1	$79.4	$375.9	$84.2
Projected benefit obligation	(392.4)	(90.2)	(376.3)	(94.9)
Market value of plan assets	258.5	90.9	288.1	83.8

Funded status—(under)/over funded	$(133.9)	$0.7	$(88.2)	$(11.1)

Expected Benefit Payments—The following table shows the expected cash benefit payments for the next five years and in the aggregate for the years 2017 through 2021:

	2012	2013	2014	2015	2016	2017-2021
	(Millions of dollars)
Retirement Plans(1)	$30.7	$30.8	$30.3	$29.8	$30.4	$150.1
Postretirement Healthcare Plan	0.6	0.6	0.6	0.6	0.7	3.6

(1)	Includes benefit payments expected to be paid from the U.S. qualified retirement plan of $27.9 million, $27.8 million, $27.2 million, $26.5 million and $27.0 million in each year, 2012 through 2016, respectively, and $130.2 million in the aggregate for the period 2017 through 2021.

Retirement Expense—The tables below present the allocated cost, as well as net periodic cost associated with the U.S. and foreign retirement plans sponsored by the Company for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009:

	Retirement Plans				Postretirement Healthcare Plan
	Successor	Predecessor			Successor	Predecessor
	Eleven Months Ended December 31,	One Month Ended January 31,	Year Ended December 31,		Eleven Months Ended December 31,	One Month Ended January 31,	Year Ended December 31,
	2011	2011	2010	2009	2011	2011	2010	2009
	(Millions of dollars)
Net periodic cost —
Service cost	$2.7	$0.2	$2.5	$3.7	$0.3	$—	$0.2	$0.3
Interest cost	21.5	1.9	24.8	25.7	0.3	—	0.4	1.3
Expected return on plan assets	(20.4)	(2.0)	(30.0)	(28.7)	—	—	—	—
Curtailment/special termination/settlement loss(1)	—	—	—	10.0	—	—	—	—
Net amortization—Prior service cost (credit)	—	—	0.1	1.3	—	(1.1)	(13.8)	(12.5)
Net amortization—Actuarial (gain) loss	—	0.5	3.8	4.7	—	0.1	0.2	0.2

Sub-total net periodic cost (income)	$3.8	$0.6	$1.2	$16.7	$0.6	$(1.0)	$(13.0)	$(10.7)

(1)	The special termination benefits are associated with the work force reduction programs discussed in Note 13.

The following table shows the pretax amounts that are expected to be reclassified from “Accumulated other comprehensive income” on the Consolidated Balance Sheets to retirement expense during 2012:

	Retirement Plans	Postretirement Healthcare Plan
(Millions of dollars)
Unrecognized actuarial loss	$—	$—
Unrecognized prior service cost (credit)	—	—

Assumptions—The following weighted average assumptions were used to determine the net periodic cost:

	Successor		Predecessor
	2011		2010		2009
	United States	International	United States	International	United States	International
Discount rate	5.25%	5.25%	5.50%	5.25%	6.25%	6.00%
Expected return on plan assets	6.44%	5.25%	7.50%	5.75%	7.50%	5.50%
Rate of compensation increases	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

The following weighted average assumptions were used in estimating the actuarial present value of the plans’ benefit obligations:

	Successor		Predecessor
	2011		2010		2009
	United States	International	United States	International	United States	International
Discount rate	4.50%	5.25%	5.00%	5.00%	5.50%	5.25%
Rate of compensation increases	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%

In forming the assumption of the U.S. long-term rate of return on plan assets, the Company took into account the expected earnings on funds already invested, earnings on contributions expected to be received in the current year, and earnings on reinvested returns. The long-term rate of return estimation methodology for U.S. plans is based on a capital asset pricing model using historical data and a forecasted earnings model. An expected return on plan assets analysis is performed which incorporates the current portfolio allocation, historical asset-class returns and an assessment of expected future performance using asset-class risk factors. The Company’s assumption of the long-term rate of return for the Netherlands plan was developed considering the portfolio mix and country-specific economic data that includes the rates of return on local government and corporate bonds.

The discount rate selected for all U.S. plans was 4.50% as of December 31, 2011 and 5.00% at January 31, 2011 and December 31, 2010. The 2011 rate was selected based on the results of a cash flow matching analysis, which projected the expected cash flows of the plans using a yield curves model developed from a universe of Aa-graded U.S. currency corporate bonds (obtained from Bloomberg) with at least $50.0 million outstanding. Bonds with features that imply unreliable pricing, a less than certain cash flow, or other indicators of optionality are filtered out of the universe. The remaining universe is categorized into maturity groups, and within each of the maturity groups yields are ranked into percentiles.

For 2010 and 2009, the discount rate for the Company’s U.S. qualified plan and postretirement healthcare plan was based on a discounted cash flow analysis performed by its independent actuaries utilizing the Citigroup Pension Discount Curve as of the end of the year. For the foreign plans, the Predecessor bases the discount rate assumption on local corporate bond index rates.

At December 31, 2011 the assumed health care cost trend rates used to measure the expected cost of benefits covered by the postretirement healthcare plan was 9.0% in 2012, gradually declining to 5.0% in 2018 and thereafter. A 1% increase in the assumed health care cost trend rate for each future year would increase the accumulated postretirement benefit obligation at December 31, 2011 by $1.0 million, while the aggregate of the service and interest cost components of the 2011 net periodic postretirement cost would increase by $0.1 million. A 1% decrease in the trend rate for each future year would reduce the accumulated benefit obligation at December 31, 2011 by $0.8 million and decrease the aggregate of the service and interest cost components of the net periodic postretirement cost for 2011 by $0.1 million.

Plan Assets—Asset categories and associated asset allocations for the Company’s funded retirement plans at December 31, 2011 and 2010:

	Successor		Predecessor
	December 31, 2011		December 31, 2010
	Actual	Target	Actual	Target
United States
Equity securities	57%	45%	45%	40%
Debt securities	40	55	53	60
Cash and cash equivalents	3	—	2	—

Total	100%	100%	100%	100%

Netherlands
Equity securities	40%	25%	35%	25%
Debt securities	51	58	54	58
Real estate	9	10	9	10
Cash and cash equivalents	—	7	2	7

Total	100%	100%	100%	100%

The U.S. plan is administered by a board-appointed committee that has fiduciary responsibility for the plan’s management. The committee maintains an investment policy stating the guidelines for the performance and allocation of plan assets, performance review procedures and updating of the policy. At least annually, the U.S. plan’s asset allocation guidelines are reviewed in light of evolving risk and return expectations.

Substantially all of the plan’s assets are invested with nine equity fund managers, three fixed-income fund managers and one money-market fund manager. To control risk, equity fund managers are prohibited from entering into the following transactions, (i) investing in commodities, including all futures contracts, (ii) purchasing letter stock, (iii) short selling, and (iv) option trading. In addition, equity fund managers are prohibited from purchasing on margin and are prohibited from purchasing Tronox securities. Equity managers are monitored to ensure investments are in line with their style and are generally permitted to invest in U.S. common stock, U.S. preferred stock, U.S. securities convertible into common stock, common stock of foreign companies listed on major U.S. exchanges, common stock of foreign companies listed on foreign exchanges, covered call writing, and cash and cash equivalents.

Fixed-income fund managers are prohibited from investing in (i) direct real estate mortgages or commingled real estate funds, (ii) private placements above certain portfolio thresholds, (iii) tax exempt debt of state and local governments above certain portfolio thresholds, (iv) fixed income derivatives that would cause leverage, (v) guaranteed investment contracts and (vi) Tronox securities. They are permitted to invest in debt securities issued by the U.S. government, its agencies or instrumentalities, commercial paper rated A3/P3, FDIC insured certificates of deposit or bankers’ acceptances and corporate debt obligations. Each fund manager’s portfolio should have an average credit rating of A or better.

The Netherlands plan is administered by a pension committee representing the employer, the employees and the pensioners. The pension committee has six members, whereby three members are elected by the employer, two members are elected by the employees and one member is elected by the pensioners, and each member has one vote. The pension committee meets at least quarterly to discuss regulatory changes, asset performance and asset allocation. The plan assets are managed by one Dutch fund manager against a mandate set at least annually by the pension committee. In accordance with policies set by the pension committee, a new fund manager was appointed effective December 1, 2006. Simultaneous with the change in fund manager, the asset allocation was modified using committee policy guidelines. The plan assets are evaluated annually by a multinational benefits consultant against state defined actuarial tests to determine funding requirements.

The fair values of pension investments as of December 31, 2011 are summarized below:

	U.S. Pension
	Fair Value Measurement at December 31,2011, Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	Total
	(Millions of dollars)
Asset category:
Equity securities—U.S.	$147.1	(1)	$—		$—	$147.1
Debt securities
Corporate	—		13.0	(6)	—	13.0
U.S. Mutual Funds	52.0	(2)	—		—	52.0
Government	10.3	(5)	0.9	(6)	—	11.2
Asset-backed	—		0.9	(6)	—	0.9
Mortgages	—		23.5	(6)	—	23.5
International Commingled Fixed Income Funds	—		3.2	(3)	—	3.2
Cash & cash equivalents
Commingled Cash Equivalents Fund	—		7.6	(4)	—	7.6

Total at fair value	$209.4		$49.1		$—	$258.5

(1)	For equity securities owned by the funds, fair value is based on observable quoted prices on active exchanges, which are Level 1 inputs.
(2)	For mutual funds, fair value is based on nationally recognized pricing services, which are Level 1 inputs.
(3)	For commingled fixed income funds, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.
(4)	For commingled cash equivalents funds, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.
(5)	For government debt securities that are traded on active exchanges, fair value is based on observable quoted prices, which are Level 1 inputs.
(6)	For corporate, government, asset-backed, and mortgage related debt securities, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.

	Non-U.S. Pension
	Fair Value Measurement at December 31,2011, Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	Total
	(Millions of dollars)
Asset category:
Equity securities—Non-U.S. Pooled Funds	$—	$36.5	(1)	$—	$36.5
Debt securities—Non-U.S. Pooled Funds	—	46.3	(2)	—	46.3
Real Estate Pooled Fund	—	8.0	(3)	—	8.0
Cash	—	0.1		—	0.1

Total at fair value	$—	$90.9		$—	$90.9

(1)	For equity securities in the form of fund units that are redeemable at the measurement date, the unit value is deemed as a Level 2 input.

(2)	For pooled fund debt securities, the fair value is based on observable inputs, but do not solely rely on quoted market prices, and therefore are deemed Level 2 inputs.
(3)	For real estate pooled funds, the fair value is based on observable inputs, but do not solely rely on quoted market prices, and therefore are deemed Level 2 inputs.

The following tables set forth a summary of changes in the fair value of the Level 3 plan assets for the year ended December 31, 2011:

	U.S. Level 3 Assets
	International Comingled Funds US Equity	Total
	(Millions of dollars)
Balance at December 31, 2010	$21.8	$21.8
Transfers to Level 2	(21.8)	(21.8)

Balance at December 31, 2011	$—	$—

The fair values of pension investments as of December 31, 2010 are summarized below:

	U.S. Pension
	Fair Value Measurement at December 31,2010, Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
	(Millions of dollars)
Asset category:
Equity securities—U.S.	$107.9	(1)	$—		$21.8	(7)	$129.7
Debt securities
Corporate	—		13.3	(6)	—		13.3
U.S. Mutual Funds	77.8	(2)	—		—		77.8
Government	19.9	(5)	0.8	(6)	—		20.7
Asset-backed	—		0.6	(6)	—		0.6
Mortgages	—		26.8	(6)	—		26.8
International Commingled Fixed Income Funds	—		12.9	(3)	—		12.9
Cash & cash equivalents
Commingled Cash Equivalents Fund	—		6.3	(4)	—		6.3

Total at fair value	$205.6		$60.7		$21.8		$288.1

(1)	For equity securities owned by the funds, fair value is based on observable quoted prices on active exchanges, which are Level 1 inputs.
(2)	For mutual funds, fair value is based on nationally recognized pricing services, which are Level 1 inputs.
(3)	For commingled fixed income funds, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.
(4)	For commingled cash equivalents funds, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.
(5)	For government debt securities that are traded on active exchanges, fair value is based on observable quoted prices, which are Level 1 inputs.
(6)	For corporate, government, asset-backed, and mortgage related debt securities, fair value is based on observable inputs of comparable market transactions, which are Level 2 inputs.
(7)	For U.S. equity securities and commingled fixed income funds, fair value is based on the valuation provided by the fund manager, and therefore deemed Level 3 inputs.

	Non-U.S. Pension
	Fair Value Measurement at December 31,2010, Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	Total
	(Millions of dollars)
Asset category:
Equity securities—Non-U.S.	$—	$30.5	(1)	$—	$30.5
Debt securities Pooled Funds	—	45.5	(2)	—	45.5
Real Estate Pooled Fund	—	7.8	(3)	—	7.8

Total at fair value	$—	$83.8		$—	$83.8

(1)	For equity securities in the form of fund units that are redeemable at the measurement date, the unit value is deemed as a Level 2 input.
(2)	For pooled fund debt securities, the fair value is based on observable inputs, but do not solely rely on quoted market prices, and therefore are deemed Level 2 inputs.
(3)	For real estate pooled funds, the fair value is based on observable inputs, but do not solely rely on quoted market prices, and therefore are deemed Level 2 inputs.

The following tables set forth a summary of changes in the fair value of the Level 3 plan assets for the year ended December 31, 2010:

	U.S. Level 3 Assets
	International Comingled Funds US Equity	Total
	(Millions of dollars)
Balance at December 31, 2009	$22.4	$22.4
Realized gain	0.5	0.5
Net unrealized gain	0.1	0.1
Purchases, sales, issuances, and settlements (net)	(1.2)	(1.2)

Balance at December 31, 2010	$21.8	$21.8

Savings Investment Plan

Effective with the Distribution on March 30, 2006, the Company established a defined contribution Savings Investment Plan (“SIP”) into which employees’ contributions and matching Company contributions are paid. Effective January 1, 2007, the Company modified its matching contribution to be 75% of the first 6% of employees’ contributed compensation (as defined in the SIP). As part of its ongoing efforts to reduce costs, the Company suspended its SIP matching contribution effective July 1, 2008. The SIP matching contribution was reinstated on March 22, 2010. The Company modified its matching contribution to be 100% of the first 3% of employees’ contributed compensation (as defined by SIP) and 50% of the next 3%. January 1, 2011, the Board approved a discretionary Company non-matching contribution of 6% of pay. This new discretionary Company non-matching contribution will be subject to approval each year by the Board, following their review of the Company’s financial performance. Additionally, the Company modified its matching contribution to be 100% of the first 3% of employees’ contributed compensation (as defined by SIP) and 50% of the next 3%. Compensation expense associated with the Company’s matching contribution was $4.8 million, $0.1 million, $1.2 million and nil for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, respectively.

18. Stock-Based Compensation

Successor

On the Effective Date, the Company adopted the management equity incentive plan (the “MEIP”), which permits the grant of awards that constitute incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance awards and other stock-based awards, cash payments and other forms such as the compensation committee of the Board in its discretion deems appropriate, including any combination of the above. Subject to further adjustment, the number of shares available for delivery pursuant to the awards granted under the MEIP is 1.2 million shares. The shares awarded under the MEIP, may be authorized but unissued shares, authorized and issued shares reacquired and held as treasury shares or a combination thereof.

Grants to Board Members

As noted above, the MEIP authorized the issuance of restricted shares to eligible directors who were serving on the Board on the Effective Date. The equity compensation available under the MEIP to eligible directors consists of the following: (i) an equity retainer award; (ii) a primary award; and (iii) a secondary award. The terms of those specific awards are as follows:

•

Equity Retainer Award—Eligible directors who were serving on the Board on the Effective Date received shares of restricted stock with a value equal to $70,000, determined by dividing $70,000 by the average of the ten day trading price of the Company’s common stock for the ten day period commencing on the twentieth trading day following the Effective Date and rounding down to the nearest full share. The equity retainer award vest in four pro-rata equal installments on the last day of each quarter that ends during the covered period, provided that the eligible director is then providing services to the Board on each such vesting date.

•

Primary Award—Eligible directors who were serving on the Board on the Effective Date received a grant of 2,500 shares of restricted stock. The primary award restricted shares vest in twelve pro-rata equal installments on the last day of each calendar quarter that ends following the Effective Date, provided that the eligible director is then providing services to the Board on each such vesting date.

•	Secondary Award—Eligible directors who were serving on the Board on the Effective Date received grants of restricted shares as follows:

•	The Chairman of the Board received a secondary restricted share award of 6,500 shares.

•	Each Co-chairman of the Strategic Committee, who was not serving as Chairman of the Board, received a secondary restricted share award of 6,500 shares.

•	The Chairman of the Audit Committee, who was not serving as the Chairman of the Board or Chairman of the Strategic Committee, received a secondary restricted share award of 4,500 shares.

•	All eligible directors, other than the Chairman of the Board and the Chairmen of the Strategic Committee and Audit Committee, received a secondary restricted share award of 3,500 shares.

The secondary awards vest based on the following schedule, provided that the eligible director is then providing services to the Board on each such vesting date:(i) 12.5% on December 31, 2011, December 31, 2012 and December 31, 2013; (ii) 20% on December 31, 2014; and (iii) 42.5% on December 31, 2015; provided that all secondary restricted share awards shall immediately vest upon the consummation of a change in control of the Company, as specified in the MEIP.

Notwithstanding anything set forth to the contrary in the MEIP, effective January 1, 2014, the shareholders of the Company, may, upon a majority vote, resolve to terminate any or all unvested secondary restricted shares, and following such a vote, all such secondary restricted shares shall be cancelled and forfeited for no consideration.

Compensation expense related to these restricted stock awards was $1.4 million for the eleven months ended December 31, 2011. The following table summarizes restricted stock share activity with Board members for the eleven months ended December 31, 2011.

	Equity Retainer Award		Primary Award		Secondary Award
Restricted Shares	Number of Shares	Weighted-Avg. Grant Date Fair Value	Number of Shares	Weighted-Avg. Grant Date Fair Value	Number of Shares	Weighted Avg. Grant Date Fair Value
Balance at February 1, 2011	—	—	—	—	—	—
Awards granted	3,138	$122.50	15,000	$122.50	28,000	$122.50
Awards earned	(3,138)	$122.50	(4,992)	$122.50	(3,503)	$122.50

Balance at December 31, 2011	—	$—	10,008	$122.50	24,497	$122.50

Outstanding awards expected to vest	—	$—	10,008	$122.50	24,497	$122.50

Grants to employees

On the Effective Date, 219,250 shares of restricted stock were granted to employees that vest quarterly over a three-year period. During 2011, the Company granted an additional 81,430 shares to employees that vest over a three-year period. The Company is withholding the highest combined maximum rate imposed under all applicable federal, state, local and foreign tax laws on behalf of the employees that have received these awards. Compensation expense related to these restricted stock awards was $12.3 million for the eleven months ended December 31, 2011.

The following table summarizes restricted stock share activity with employees for the eleven months ended December 31, 2011.

	Number of Shares	Fair Value(1)
Balance at February 1, 2011	—	$—
Awards granted	300,680	$112.74
Awards earned	(97,502)	$122.50
Awards forfeited	(2,084)	$122.50

Balance at December 31, 2011	201,094	$107.91

Outstanding awards expected to vest	201,094	$107.91

(1)	Represents the weighted-average grant-date fair value.

Stock Options

During 2011, the Company granted stock options to employees which vest over a three year period. The following table presents a summary of activity for the Company’s options for the eleven months ended December 31, 2011:

	Number of Options	Price(1)	Contractual Life Years(1)	Intrinsic Value Millions(2)
	(Millions of dollars)
Balance at February 1, 2011	—	$—	—	$—
Options issued	69,000	110.00	10.0	0.7

Outstanding at December 31, 2011	69,000	$110.00	10.0	$0.7

(1)	Represents weighted average exercise price and weighted average remaining contractual life, as applicable.

(2)	Reflects aggregate intrinsic value based on the difference between the market price of the Company’s stock at December 31, 2011 and the options’ exercise price.

Valuation and Cost Attribution Methods. Options’ fair value was determined on the date of grant using the Black-Scholes option-pricing model and was recognized in earnings (net of expected forfeitures of 5,834 at December 31, 2011) on a straight-line basis over the employee service period of three years necessary to earn the awards, which is the vesting period. The Company ran the Black-Scholes option-pricing model as of December 13, 2011 and used the following assumptions:

2011
Risk-free interest rate	1.97%
Expected dividend yield	0.0%
Expected volatility	48.6%
Expected term (years)	10.0
Per-unit fair value of options granted	66.08

The Company used the fair market value and exercise price of $110.00, which was the closing price of TROX.PK recorded on December 31, 2011.

Expected Volatility—In setting the volatility assumption, the Company considered the most recent reported volatility of each compensation peer company. For the 2011 valuation, the peer company group included the following companies: Cabot Corporation, Celanese Corporation, Chemtura Corporation, Cliffs Natural Resources Inc., Cytec Industries Inc., Eastman Chemical Company, FMC Corporation, Freeport-McMoRan Copper & Gold Inc., Georgia Gulf Corporation, Huntsman Corporation, Kronos Worldwide, Inc., The Lubrizol Corporation, Nalco Holding Company, PPG Industries, Inc., Rockwood Holdings, Inc., RPM International Inc., The Sherwin-Williams Company, Solutia Inc., Southern Copper Corporation, Teck Resources Limited, The Valspar Corporation, W.R. Grace & Co, and Westlake Chemical Corporation.

Risk-free interest rate—The Company used a risk-free interest rate of 1.97%, which was the yield of the ten year U.S. Treasury Note.

Compensation expense related to the Company’s nonqualified stock option awards for the eleven months ended December 31, 2011 was $0.1 million.

Predecessor

Upon emergence from bankruptcy, all predecessor common stock equivalents, including but not limited to stock options and restricted stock units of the Company were cancelled with the Plan.

Overview—The Company’s Long Term Incentive Plan (“LTIP”) authorized the issuance of shares of its Class A common stock to certain employees and non-employee directors any time prior to November 16, 2015, in the form of fixed-price stock options, restricted stock, stock appreciation rights or performance awards. As of the Effective Date, all stock-based awards previously issued under the Predecessor’s LTIP plan were cancelled.

Compensation Expense—The following summarizes total stock-based compensation expense recognized from continuing operations during the one month ended January 31, 2011 and years ended December 31, 2010 and 2009. Stock-based compensation expense is based on the fair value of the awards.

	Predecessor
	One Month Ended January 31, 2011	Years Ended December 31,
		2010	2009
	(Millions of dollars)
Stock options	$—	$0.2	$0.4
Restricted stock-based awards	0.1	0.3	(0.2)
Performance awards	—	—	—

Total stock-based compensation expense	0.1	0.5	0.2
Income tax benefit(1)	—	—	—

Total stock-based compensation expense	$0.1	$0.5	$0.2

(1)	During the one month ended January 31, 2011 and years ended December 31, 2010 and 2009, the valuation allowance was adjusted for activity during each period. For this reason, any tax benefit associated with compensation expense had a corresponding offset to the valuation allowance, yielding no overall income tax benefit.

Stock Options—The following table presents a summary of activity for the Company’s options for the one month ended January 31, 2011 and year ended December 31, 2010:

	Number of Options	Price(1)	Contractual Life (Years)(1)	Intrinsic Value (Millions)(2)
Options outstanding at December 31, 2009	1,162,464	$9.56	6.32	$(11.1)
Options forfeited	(10,056)	11.69

Options outstanding at December 31, 2010	1,152,408	$9.54	5.31	$(11.0)
Options cancelled	(1,152,408)

Options outstanding at January 31, 2011	—	$—	—	$—

(1)	Represents weighted average exercise price and weighted average remaining contractual life, as applicable.
(2)	Reflects aggregate intrinsic value based on the difference between the market price of the Company’s stock and the options’ exercise price.

The Company did not grant stock options during the one month ended January 31, 2011 and years ended December 31, 2010 and 2009.

Restricted Stock Awards and Stock Opportunity Grants—The following table summarizes information about restricted stock, restricted stock units and stock opportunity grant activity for the one month ended January 31, 2011 and year ended December 31, 2010:

	Number of Shares	Fair Value(1)
Balance at December 31, 2009	208,916	$7.68
Awards forfeited	(4,700)	$11.31
Awards earned	(56,163)	$14.81

Balance at December 31, 2010	148,053	$4.92
Awards cancelled	(148,053)

Balance at January 31, 2011	—	$—

(1)	Represents the weighted average grant date fair value.

The Company did not grant restricted stock during the one month ended January 31, 2011 and years ended December 31, 2010 and 2009.

Performance Awards—The following table summarizes information about performance share and performance unit activity for the one month ended January 31, 2011 and year ended December 31, 2010:

Number of Units
Balance at December 31, 2009	2,911,114
Awards forfeited	(116,204)
Awards earned	(105,760)

Balance at December 31, 2010	2,689,150
Awards cancelled	(2,689,150)

Balance at January 31, 2011	—

19. Income Taxes

Taxation of a company with operations in several foreign countries involves many complex variables. Because of these complexities, the comparisons between the United States and international components of income before income taxes and the provision for income taxes shown below do not necessarily provide reliable indicators of relationships in future periods.

Income (loss) from continuing operations before income taxes is comprised of the following:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
United States	$119.4	$497.4	$(10.0)	$(15.2)
International	142.3	134.8	16.6	(15.0)

Total	$261.7	$632.2	$6.6	$(30.2)

The income tax benefit (provision) from continuing operations is summarized below:

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
	(Millions of dollars)
U.S. Federal:
Current	$—	$—	$—	$—
Deferred	—	—	—	—

	—	—	—	—

International:
Current	(16.0)	0.1	(6.8)	—
Deferred	(3.8)	(0.8)	5.1	1.9

	(19.8)	(0.7)	(1.7)	1.9

State:
Current	(0.4)	—	(0.3)	(0.4)
Deferred	—	—	—	—

	(0.4)	—	(0.3)	(0.4)

Total benefit/(provision) from continuing operations	$(20.2)	$(0.7)	$(2.0)	$1.5

In the following table, the U.S. federal statutory income tax rate is reconciled to the Company’s effective income tax rates for “Income (Loss) from Continuing Operations” as reflected in the Consolidated Statements of Operations.

	Successor	Predecessor
	Eleven Months Ended December 31, 2011	One Month Ended January 31, 2011	Year Ended December 31,
			2010	2009
U.S. statutory tax rate	35.0%	35.0%	35.0%	35.0%
Increases (decreases) resulting from:
Taxation of foreign operations	(6.8)	(0.3)	91.2	(3.0)
State income taxes	2.0	(0.1)	(15.2)	14.2
Disallowed officers compensation	2.5	—	—	—
Capitalized professional fees	4.5	0.4	207.1	(19.6)
Foreign interest disallowance	2.1	—	61.0	(2.9)
Permanent adjustment for fresh-start (net of tax)	—	(29.3)	—	—
Prior year accruals	—	—	23.3	(6.4)
Change in uncertain tax positions	(6.0)	—	54.2	0.2
Valuation allowances	(25.3)	(1.3)	(427.0)	(157.7)
Equity deconsolidation of subsidiary	—	—	—	149.7
Other, net	(0.3)	(4.3)	0.7	(4.5)

Effective tax rate	7.7%	0.1%	30.3%	5.0%

For U.S. federal income tax purposes, typically the amount of cancellation of debt income (“CODI”) recognized, and accordingly the amount of tax attributes that may be reduced, depends in part on the fair market value of non-cash consideration given to creditors. On the Effective Date, the fair market value of non-cash consideration given was such that the creditors received consideration in excess of their claims. For this reason, the Company did not recognize any CODI and retained all of its U.S. tax attributes. In addition, the Company is reflecting a tax deduction for the premium paid to the creditors of $1,129.7 million. This deduction will increase the Company’s net operating losses (“NOL’s”) in the United States and in various states where the Company has filing requirements. The resulting estimated federal tax benefit of $395.4 million and the estimated corresponding state tax benefit of $51.0 million, net of the deferred federal effect, have been fully offset by a valuation allowance in accordance with ASC 740, after considering all available positive and negative evidence. Because the financial offset for the consideration given to creditors was recorded through equity, neither the tax benefits nor the offsetting valuation allowance impacts are shown in the effective tax rate table above. Instead, the excess tax benefit, which nets to zero with the valuation allowance, is reflected as an equity adjustment.

Upon emergence from bankruptcy, the Company experienced an ownership change resulting in a limitation under IRC Section 382 and 383 related to its U.S. NOL’s generated prior to emergence. The Company does not expect that the application of these limitations will have any material affect upon its U.S. federal or state income tax liabilities.

Net deferred tax assets (liabilities) at December 31, 2011 and 2010 were comprised of the following:

	Successor	Predecessor
	December 31, 2011	December 31, 2010
	(Millions of dollars)
Deferred tax assets:
Net operating loss and other carryforwards	$494.5	$76.3
Property, plant and equipment	6.3	14.8
Reserves for environmental remediation and restoration	6.2	164.7
Obligations for pension and other employee benefits	57.4	49.1
Investments	33.7	32.2
Grantor Trusts	123.0	—
State and local tax	1.4	0.8
Other long-term assets	—	8.4
Inventory	3.5	6.0
Interest	—	2.9
Other accrued liabilities	15.7	18.5
Litigation	—	3.7
Unrealized foreign exchange losses	1.1	—
Other	0.3	12.1

Total deferred tax assets	743.1	389.5
Valuation allowance associated with deferred tax assets	(561.0)	(346.0)

Net deferred tax assets	$182.1	$43.5

Deferred tax liabilities—
Property, plant and equipment	$(67.0)	$(21.4)
Intangibles	(117.9)	—
Inventory	(0.7)	(1.0)
Prepaid expenses	(0.6)	(0.7)
Uncertain tax positions	(0.8)	(3.9)
Other	(0.9)	(2.8)

Total deferred tax liabilities	(187.9)	(29.8)

Net deferred tax asset/(liability)	$(5.8)	$13.7

Balance sheet classifications:
Deferred tax assets—current	$4.3	$4.3
Deferred tax assets—long-term	9.0	9.4
Deferred tax liability—current	—	—
Deferred tax liability—long-term	(19.1)	—

Net deferred tax asset (liability)	$(5.8)	$13.7

During the years ended December 31, 2011 and 2010, the total change to the valuation allowance was an increase of $215.0 million and a decrease of $24.9 million, respectively.

The deferred tax assets generated by tax loss carryforwards of the Company have been substantially offset by valuation allowances. The expiration of these carryforwards as of December 31, 2011, is shown below. These expiration amounts are comprised of International, U.S. and State losses.

Tax Loss Carryforwards
(Millions of dollars)
Year of Expiration:
2012	$0.3
2013	21.7
2014	51.5
2015	31.4
2016	32.9
Thereafter	2,690.5

Total tax losses	$2,828.3

The application of fresh-start accounting on January 31, 2011 resulted in the re-measurement of deferred income tax liabilities associated with the revaluation of the Company’s assets and liabilities pursuant to ASC 852 (see Note 4). As a result, deferred income taxes were recorded at amounts determined in accordance with ASC 740 of $11.8 million as part of reorganization income. Additionally, during 2011, the Company released valuation allowances against certain of its deferred tax assets in the Netherlands and Australia resulting from this re-measurement.

Undistributed earnings of certain foreign subsidiaries totaled $144.0 million at December 31, 2011. At December 31, 2011, no provision for deferred U.S. income taxes had been made for these earnings because they were considered to be indefinitely reinvested outside the United States. The distribution of these earnings in the form of dividends or otherwise, may subject the Company to U.S. federal and state income taxes and, possibly, foreign withholding taxes. However, because of the complexities of U.S. taxation of foreign earnings, it is not practicable to estimate the amount of additional tax that might be payable on the eventual remittance of these earnings to the United States.

The Company entered into a tax sharing agreement with Kerr-McGee that governed Kerr-McGee’s and the Company’s respective rights, responsibilities and obligations subsequent to the IPO with respect to taxes for tax periods ending in 2005 and prior. Generally, taxes incurred or accrued prior to the IPO that are attributable to the business of one party will be borne solely by that party. The tax sharing agreement was set aside by the Bankruptcy Court and, therefore, no future payables or receivables will be recorded under the tax sharing agreement for tax periods ending in 2005 and prior.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits at January 31, 2011 and December 31, 2011 is as follows:

2011
(Millions of dollars)
Predecessor: Balance at January 1	$13.0
Additions for tax positions related to the current year	—
Reductions for tax positions related to prior years	—
Unrealized foreign exchange gains (losses)	(0.2)
Decrease due to settlements	—
Decrease due to lapse of applicable statute of limitations	—

Predecessor: Balance at January 31	$12.8
Additions for tax positions related to the current year	0.9
Reductions for tax positions related to prior years	—
Unrealized foreign exchange gains (losses)	0.2
Decrease due to settlements	(3.0)
Decrease due to lapse of applicable statute of limitations	(9.3)

Successor: Balance at December 31	$1.6

A reconciliation of the beginning and ending amounts of unrecognized tax benefits at 2010 and 2009 is as follows:

	Predecessor
	2010	2009
	(Millions of dollars)
Predecessor: Balance at January 1	$7.9	$40.4
Additions for tax positions related to the current year	3.5	—
Reductions for tax positions related to prior years	—	(32.5)
Unrealized foreign exchange gains (losses)	1.6	0.5
Decrease due to lapse of applicable statute of limitations	—	(0.5)

Predecessor: Balance at December 31	$13.0	$7.9

Included in the balance at December 31, 2011 and 2010, were tax positions of $0.8 million and $0.8 million, respectively, for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. There were no tax positions with timing uncertainty as of December 31, 2009. The net benefit associated with approximately $0.8 million and $12.2 million of the December 31, 2011 and 2010 reserve, respectively, for unrecognized tax benefits, if recognized, would affect the effective income tax rate.

As a result of potential settlements, it is reasonably possible that the Company’s gross unrecognized tax benefits for interest deductibility may decrease within the next twelve months by an amount up to $0.8 million.

The Company recognizes interest and penalties related to unrecognized tax benefits in “Income tax benefit (provision)” on the Consolidated Statements of Operations. During the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, the Company recognized approximately $(10.2) million, $0.1 million, $1.6 million and $1.7 million, respectively, in gross interest and penalties in the Consolidated Statements of Operations. At December 31, 2011 and 2010, the Company had

approximately nil and $9.9 million, respectively, accrued for the gross payment of interest and penalties. At December 31, 2011 and 2010, the noncurrent liability section of the Consolidated Balance Sheets reflected $1.6 million and $19.1 million, respectively, as the reserve for uncertain tax positions. The 2010 balance of $19.1 million included the $9.9 million of interest and penalties, which was reversed as part of the interest number above, but did not include unrecognized tax benefits of $3.8 million, which were recorded to the deferred tax liability account.

The Company was included in the U.S. federal income tax returns of Kerr-McGee Corporation and Subsidiaries for tax periods ending in 2005 and prior. The Internal Revenue Service (the “IRS”) has completed its examination of the Kerr-McGee Corporation and Subsidiaries’ federal income tax returns for all years through 2005, and these years have been closed with the exception of issues for which a refund claim has been filed and is being pursued in the U.S. Court of Federal Claims. The amounts payable to Kerr-McGee under the tax sharing agreement with respect to these closed years was settled upon emergence.

The U.S. returns are now closed for years through 2008, with the exception of issues for which the Kerr-McGee Corporation refund claim is being pursued in the United States Court of Federal Claims. The Netherlands returns are closed through 2005. The Australian returns are closed through 2004. The Switzerland returns are closed through 2007. The Company believes that it has made adequate provision for income taxes that may be payable with respect to years open for examination; however, the ultimate outcome is not presently known and, accordingly, additional provisions may be necessary and/or reclassifications of noncurrent tax liabilities to current may occur in the future.

20. Discontinued Operations

As discussed in Note 1, the German subsidiaries have been deconsolidated from the Company’s consolidated financial statements as of March 13, 2009. Management has determined that the operations and cash flows of the insolvent German subsidiaries qualify as a discontinued operation.

The following table presents pretax income (loss) from discontinued operations by type of cost and total after-tax loss from discontinued operations for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009.

	Environmental Provisions(1)	Litigation Provisions, Legal and Other Costs(1)	Income(Loss) from Operations(2)	Total
	(Millions of dollars)
Successor: Eleven Months Ended December 31, 2011:
Total pretax gain (loss)	$—	$—	$—	$—
Tax benefit (provision)				—

Total after tax gain (loss)				$—

Predecessor: One Month Ended January 31, 2011:
Total pretax gain (loss)	$—	$(0.2)	$—	$(0.2)
Tax benefit (provision)				—

Total after tax gain (loss)				$(0.2)

Predecessor: Year Ended December 31, 2010:
Total pretax gain (loss)	$2.2	$(1.1)	$0.1	$1.2
Tax benefit (provision)				—

Total after tax gain (loss)				$1.2

Predecessor: Year Ended December 31, 2009:
Total pretax gain (loss)	$2.5	$(2.2)	$(9.8)	$(9.5)
Tax benefit (provision)				(0.3)

Total after tax gain (loss)				$(9.8)

(1)	Legal and environmental costs are allocated to discontinued operations on a specific identification basis. Other costs are primarily comprised of insurance and ad valorem taxes on properties of these former businesses under remediation.
(2)	The Company’s income (loss) from operations related to its German operations.

21. Contingencies

Contingencies Related to Ongoing Businesses of Tronox

In accordance with ASC 450, Contingencies, and ASC 410, Asset Retirement and Environmental Obligations, Tronox Incorporated recognizes a loss and records an undiscounted liability when litigation has commenced or a claim or an assessment has been asserted, or, based on available information commencement of litigation or assertion of a claim or assessment is probable, and the associated costs can be estimated. It is not possible for Tronox Incorporated to reliably estimate the amount and timing of all future expenditures related to environmental matters because, among other reasons:

•

Environmental laws and regulations, as well as enforcement policies and clean up levels, are continually changing, and the outcome of court proceedings, alternative dispute resolution proceedings (including mediation) and discussions with regulatory agencies are inherently uncertain.

The Company believes that it has reserved adequately for the probable and reasonably estimable costs of known contingencies. There is no environmental litigation, claim or assessment that has been asserted nor is there any probability of an assessment or a claim for which the Company has not recorded a liability. However, additions to the reserves may be required as additional information is obtained that enables the Company to better estimate its liabilities. The Company cannot reliably estimate the amount of future additions to the reserves at this time. In certain situations, reserves may be probable but may not be estimable. Additionally, sites may be identified in the future where the Company could have potential liability for environmental related matters. If a site is identified, the Company will evaluate to determine what reserve, if any, should be established. For additional discussion of environmental matters, see “Tronox Incorporated Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The Company is subject to extensive regulation by federal, state, local and foreign governments. Governmental authorities regulate the generation and treatment of waste and air emissions at the Company’s operations and facilities. At many of its operations, the Company also complies with worldwide, voluntary standards such as International Organization for Standardization (“ISO”) 9002 for quality management and ISO 14001 for environmental management. ISO 9000 and 14000 are standards developed by the ISO, a nongovernmental organization that promotes the development of standards and serves as a bridging organization for quality and environmental standards. The Company is also subject to various federal, state and local environmental laws and regulations that require environmental assessment or remediation efforts (collectively environmental remediation) at multiple locations.

The Company’s reserves for environmental contingencies related to its ongoing businesses amounted to $0.6 million and $0.8 million at December 31, 2011 and 2010, respectively, of which $0.5 million at December 31, 2011 and $0.6 million at December 31, 2010 was classified in “Other Non-current Liabilities” on the Consolidated Balance Sheets.

The following table summarizes the contingency reserve balances, provisions, payments and settlements for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, as well as balances, accruals and receipts of reimbursements of environmental costs from other parties.

Reserves for Environmental Remediation(1)
(Millions of dollars)
Predecessor: Balance at December 31, 2008	$0.5
Provisions/Accruals	—
Payments	(0.1)

Predecessor: Balance at December 31, 2009	$0.4
Provisions/Accruals	0.4
Payments	—

Predecessor: Balance at December 31, 2010	$0.8
Provisions/Accruals	—
Payments	(0.1)

Successor: Balance at February 1, 2011	$0.7
Provisions/Accruals	—
Payments	(0.1)

Successor: Balance at December 31, 2011	$0.6

(1)	Provision for environmental remediation and restoration at December 31, 2011, January 31, 2011 and December 31, 2010 and 2009 includes $0.3 million, $0.4 million, $0.4 million, and nil, respectively, related to the Company’s Oklahoma Tech Center. These charges are reflected in “Provision for environmental remediation and restoration, net of reimbursements” on the Consolidated Statements of Operations.

Legal

In August 2011, the outstanding legal disputes between the Company and RTI Hamilton, Inc dating back to 2008 came to a close with the parties reaching an agreement in principle. The agreement reflects a compromise and settlement of disputed claims in complete accord and satisfaction thereof. RTI Hamilton paid Tronox the sum of $10.5 million within five business days of receipt of the Bankruptcy Court Approval. Of the total payment, $0.7 million constitutes payment for capital costs incurred by Tronox in relation to the agreement, plus interest.

The Western Australian Office of State Revenue (the “OSR”) continues to review their technical position on the imposition of stamp duty on the transfer of the Company’s shares related to Kerr-McGee’s restructuring in 2002 and from the share transfer related to the spinoff of the Company from Kerr-McGee in 2005. The OSR recently contacted the Company seeking additional information related to the 2005 spinoff. In addition, the OSR informed the Company that it has made a preliminary determination that the Company was land rich at the time of the 2002 share transfers and, as a result, the Company may be liable for stamp duty and penalties arising from that share transfer. The OSR has not made an assessment at this time and continues discussions with the Company and its legal advisors. The Company has accrued stamp duty on the 2002 transaction in the amount of $3.2 million based upon its position that the Company was not land rich at the time of the share transfers. The Company intends to exercise all of its legal and administrative remedies in the event that the OSR makes an assessment based upon its claim that it is land rich.

Registration Rights Agreement

On the Effective Date, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with certain stockholders of the Company party thereto. Pursuant to the Registration Rights Agreement, among other things, the Company was required to file with the SEC, pursuant to Section 13(a) of the Exchange Act, a registration statement for its New Common Stock prior to September 30, 2011. The Company did not meet the September 30, 2011 deadline, and therefore, is expected to be subject to liquidation damages of approximately $2.0 million. The Company accrued $2.0 million related to such liability and, as of December 31, 2011, the Company received and paid claims in the amount of $0.6 million. Through February 15, 2012, the Company received and paid additional claims in the amount of $0.3 million.

Other Matters

From time to time, the Company may be party to a number of legal and administrative proceedings involving environmental and/or other matters in various courts or agencies. These proceedings, individually and in the aggregate, may have a material adverse effect on the Company. These proceedings may be associated with facilities currently or previously owned, operated or used by the Company and/or its predecessors, some of which may include claims for personal injuries, property damages, cleanup costs and other environmental matters. Current and former operations of the Company may also involve management of regulated materials, which and are subject to various environmental laws and regulations. These laws and regulations may obligate the Company to clean up various sites at which petroleum and other hydrocarbons, chemicals, low-level radioactive substances and/or other materials have been contained, disposed of or released. Some of these sites have been designated Superfund sites by the United States Environmental Protection Agency (the “EPA”) pursuant to the comprehensive environmental response compensation and liability act (“CERCLA”) or state equivalents. Similar environmental laws and regulations and other requirements exist in foreign countries in which the Company operates.

KM Legacy Liabilities

At the time of the Contribution and IPO, The Company became liable for the KM Legacy Liabilities, including the Legacy Environmental Liabilities. As further described in Note 5, the KM Legacy Liabilities primarily relate to businesses and operations of Kerr-McGee that were shut down or discontinued prior to the Contribution and IPO, and represent over 2,800 individual locations; such businesses involved the treatment of forest products, the production of rocket fuel, the refining and marketing of petroleum products, offshore contract drilling, coal mining, and the mining, milling and processing of nuclear materials. As discussed in Note 1, as part of the Plan, the Company reached the Settlement, which resolved its obligations for the KM Legacy Liabilities. As a result, the KM Legacy Liabilities are not included in the Company’s financial statements after the Effective Date.

The Company’s reserves for the KM Legacy Liabilities amounted to $440.1 million and $518.3 million at December 31, 2010 and 2009, respectively, which were classified in “Liabilities subject to compromise” on the Consolidated Balance Sheets. The following table provides a reconciliation of the changes in the KM Legacy Liabilities during the eleven months ended December 31, 2011, one month ended January 31, 2011 and the years ended December 31, 2010 and 2009.

	Legacy Tort Liabilities(1)	Legacy Environmental Liabilities(1)	Reimbursements Receivables(5)
	(Millions of dollars)
Predecessor: Balance at December 31, 2008	$14.8	$579.6	$64.5
Provisions/Accruals	—	—	2.6
KM Legacy Liability Settlement(2)	(4.6)	(71.1)	—
Transfers(3)	9.0	16.7	—
Payments	(0.6)	(25.5)	(12.9)

Predecessor: Balance at December 31, 2009	$18.6	$499.7	$54.2
Provisions/Accruals(4)	(0.3)	—	31.6
Transfers	—	—	(36.4)
Payments	(0.4)	(77.5)	(12.7)

Predecessor: Balance at December 31, 2010	$17.9	$422.2	$36.7
Payments	—	(27.8)	(4.8)
Settlements	(17.9)	(394.4)	—

Successor: Balance at February 1, 2011	$—	$—	$31.9
Payments	—	—	(31.9)

Successor: Balance at December 31, 2011	$—	$—	$—

(1)	Reflected in “Liabilities subject to compromise” on the Consolidated Balance Sheets at December 31, 2010 and 2009.
(2)	Provision for the Legacy Tort Liabilities and the Legacy Environmental Liabilities in 2009 represent the Settlement adjustment recorded in 2009 (see Note 1).
(3)	Includes reclassifications in from other accounts of asset retirement liabilities and general and auto reserves, which were included in the Settlement. Includes reclassifications out of indirect environmental claims classified separately in the Consolidated Balance Sheets.
(4)	Reimbursement Receivables accrual includes $47.7 million related to the Henderson, Nevada facility and $1.7 million related to the West Chicago, Illinois facility, partially offset by a $17.8 million write-off related to the cancellation of the MSA.
(5)	Reimbursement Receivables for environmental remediation and restoration at December 31, 2010 and 2009 include $36.7 million and $54.2 million, respectively, related to insurance proceeds, as well as reimbursements from the U.S. Department of Energy and Anadarko under the MSA. During 2010, the Company rejected the MSA as part of the bankruptcy process and therefore reversed $17.8 million of unpaid receivables related thereto.

As discussed in Note 1, as part of the Plan, the Debtor’s reached the Settlement that resolved its obligations for the KM Legacy Liabilities. The Settlement established certain environmental response and tort claims trusts in exchange for cash, certain non-monetary assets, and the rights to the proceeds of certain ongoing litigation and insurance and other third party reimbursement agreements. The amount of the Settlement was approximately $411.9 million, excluding any estimate of amounts for the rights to proceeds from ongoing litigation and insurance proceeds.

During the eleven months ended December 31, 2011, the Company received an additional $4.5 million in insurance proceeds not included in the receivable balances above. The additional reimbursement was recorded to income upon receipt.

At December 31, 2010, the Company estimated the amount of probable insurance recoveries associated with the environmental reserve based on management’s interpretations and estimates surrounding the available or applicable insurance coverage. As such, the Company had a receivable for these probable insurance recoveries of $33.1 million, which was recorded in “Accounts Receivable” on the Consolidated Balance Sheets.

Master Separation Agreement

Pursuant to the MSA (which recites that it binds successors), Kerr-McGee was to reimburse the Company for a portion of the environmental remediation costs it incurred and paid (net of any cost reimbursements it recovered or expected to recover from insurers, governmental authorities or other parties). The reimbursement obligation extended to costs incurred at any site associated with any of the Company’s former businesses or operations.

With respect to any site for which the Company had established a reserve as of the effective date of the MSA, or alternatively for which no reserve had been established, 50% of the remediation costs the Company incurs in excess of the reserve amount (after meeting a $200,000 minimum threshold amount) would be reimbursable by Kerr-McGee, net of any amounts recovered or, in the Company’s reasonable and good faith estimate, that would be recovered from third parties. At December 31, 2009, the Company had a receivable of $17.8 million, primarily representing 50% of the settlement offer it had made related to a New Jersey wood-treatment site that Anadarko consented to contribute if the settlement were accepted.

Kerr-McGee’s aggregate reimbursement obligation to the Company could not exceed $100.0 million and was subject to various other limitations and restrictions. For example, Kerr-McGee was not obligated to reimburse the Company for amounts paid to third parties in connection with tort claims or personal injury lawsuits, or for administrative fines or civil penalties that the Company was required to pay. Kerr-McGee’s reimbursement obligation was also limited to costs that the Company actually incurred and paid within seven years following the completion of the IPO. In 2010, the Company rejected the MSA with Kerr-McGee as part of the bankruptcy process and reversed a total of $17.8 million in outstanding receivables.

22. Commitments

Leases

The Company has various commitments under noncancellable operating lease agreements, principally for railcars, office space and production equipment. The aggregate minimum annual rentals under all operating leases at December 31, 2011, are shown in the table below. Total rental expense related to operating leases was $11.6 million, $1.3 million, $14.6 million and $11.9 million, respectively, for the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009.

At December 31, 2011, minimum rental commitments under non-cancelable leases were approximately as follows:

Operating
(Millions of dollars)
2012	$9.2
2013	4.9
2014	4.2
2015	2.8
2016	2.5
Thereafter	8.4

Total minimum lease payments	$32.0

Purchase Obligations

Purchase obligations are agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including fixed or minimum quantities to be purchased, fixed, minimum or variable price provisions, and the approximate timing of the transaction. In the normal course of business, the Company enters into contractual agreements to purchase raw materials, process chemicals and utilities. Aggregate future payments under these contracts are shown in the table below.

	Payments Due by Year
Type of Obligation	2012	2013	2014	2015	2016	2017 and Thereafter	Total
	(Millions of dollars)
Ore contracts(1)	$365.1	$284.0	$312.0	$288.0	$—	$—	$1,249.1
Other purchase obligations	113.7	65.5	49.8	18.8	13.7	103.8	365.3

Total	$478.8	$349.5	$361.8	$306.8	$13.7	$103.8	$1,614.4

(1)	Approximately 71% of current annual usage acquired from one supplier.

Letters of Credit

At December 31, 2011, the Company had outstanding letters of credit in the amount of approximately $22.3 million, of which $17.6 million was outstanding under the Wells Revolver.

Other

The Company had entered into certain agreements that required it to indemnify third parties for losses related to environmental matters, litigation and other claims. No material obligations are presently known and, thus, no reserve has been recorded in connection with such indemnification agreements.

Labor Concentration—As of December 31, 2011, the Company had 925 employees, with 650 in the United States, 247 in Europe, 21 in Australia and 7 in other international locations. None of the Company’s employees in the United States are represented by collective bargaining agreements, and substantially all of its employees in Europe are represented by works’ councils. In addition, as of December 31, 2011, the Tiwest Joint Venture had 657 employees, all of whom were located in Australia. Approximately 48% of those employees are represented by collective bargaining agreements.

23. Stockholders’ Equity

Upon emergence from bankruptcy, all Predecessor Class A common stock and Predecessor Class B common stock was cancelled with the Plan. As part of its emergence from bankruptcy, the Company authorized

100,000,000 shares of New Common Stock, 544,041 Series A Warrants and 672,175 Series B Warrants (see Note 1). The changes in shares outstanding and treasury shares for the eleven months ended December 31, 2011 were as follows:

New common stock shares outstanding:
Issued February 1, 2011	14,918,217
Stock-based compensation	72,936
Claims	5,676
Shares issued for warrants exercised	79,862

Balance at December 31, 2011	15,076,691

New common stock held as treasury shares:
Shares acquired February 1, 2011	56,230
Stock-based compensation	38,283

Balance at December 31, 2011	94,513

Warrants—As of December 31, 2011, the Company had outstanding Series A Warrants to purchase 461,616 ordinary shares at an exercise price of $62.13 per ordinary share issued and outstanding and Series B Warrants to purchase 593,365 ordinary shares at an exercise price of $68.56 per ordinary share issued and outstanding. The warrants have anti-dilution protection for in-kind stock dividends, stock splits, stock combinations and similar transactions and may be exercised at any time during the period from February 14, 2011 to the close of business on February 14, 2018.

24. Reporting by Business Segment and Geographic Locations

The Company has one reportable segment representing its pigment business. The pigment segment primarily produces and markets TiO2 and has production facilities in the United States, Australia, and the Netherlands. The pigment segment also includes heavy minerals production operated through Exxaro. The heavy minerals production is integrated with the Company’s Australian pigment plant, but also has third-party sales of minerals not utilized by its pigment operations. Electrolytic and other chemical products (which do not constitute reportable segments) represent the Company’s other operations which are comprised of electrolytic manufacturing and marketing operations, all of which are located in the United States, and are reported in “Other Activities” when reconciling segmented information. Segment performance is evaluated based on segment operating profit (loss), which represents the results of segment operations before unallocated costs, such as general corporate expenses not identified to a specific segment, environmental provisions related to sites no longer in operation, gains on land sales from properties not used in current operations, income tax expense or benefit and other income (expense).

	Other Activities
	Pigment Segment	Electrolytic	Corporate and Other	Total
	(Millions of dollars)
Successor: February 1 through December 31, 2011
Net Sales	$1,420.4	$116.6	$6.4	$1,543.4
Income (Loss) from Operations	355.1	(0.3)	(53.3)	301.5
Interest and debt expense				(30.0)
Other income (expense)				(9.8)
Reorganization expense				—
Income (Loss) from Continuing Operations before Income Taxes				$261.7
Total Assets	$1,439.6	$79.0	$138.8	$1,657.4
Depreciation, Depletion and Amortization	67.0	7.1	5.0	79.1
Capital Expenditures	116.7	6.5	9.7	132.9
Predecessor: January 1 through January 31, 2011
Net Sales	$93.1	$12.1	$2.4	$107.6
Income (Loss) from Operations	21.4	0.7	(2.2)	19.9
Interest and debt expense				(2.9)
Other income (expense)				1.6
Reorganization income (expense)				613.6
Income (Loss) from Continuing Operations before Income Taxes				632.2
Total Assets	$714.7	$117.5	$258.3	$1,090.5
Depreciation, Depletion and Amortization	3.3	0.6	0.2	4.1
Capital Expenditures	4.2	0.8	0.5	5.5
For the year Ended December 31, 2010
Net Sales	$1,068.2	$128.3	$21.1	$1,217.6
Income (Loss) from Operations	169.7	5.8	34.1	209.6
Interest and debt expense				(49.9)
Other income (expense)				(8.3)
Reorganization expense				(144.8)
Income (Loss) from Continuing Operations before Income Taxes				$6.6
Total Assets	$716.2	$122.9	$258.8	$1,097.9
Depreciation, Depletion and Amortization	39.6	7.1	3.4	50.1
Capital Expenditures	36.6	6.1	2.3	45.0
For the year Ended December 31, 2009
Net Sales	$924.4	$127.1	$18.6	$1,070.1
Income (Loss) from Operations	43.0	18.0	(35.5)	25.5
Interest and debt expense				(35.9)
Other income (expense)				(10.3)
Reorganization expense				(9.5)
Income (Loss) from Continuing Operations before Income Taxes				$(30.2)
Total Assets	$700.5	$99.5	$317.8	$1,117.8
Depreciation, Depletion and Amortization	41.0	7.4	4.7	53.1
Capital Expenditures	19.1	4.7	0.2	24.0

(1)	Pigment segment income (loss) from operations in 2009 includes $4.3 million of severance and special termination benefits associated with the Company’s work force restructuring, $0.4 million related to the impairment of long-lived assets and $13.0 million related to the write off of materials and supplies associated with the closure of the Company’s Savannah, Georgia facility.

	Successor	Predecessor
	Eleven Months Ended December 31,	One Month Ended January 31,	Year Ended December 31,
	2011	2011	2010	2009
	(Millions of dollars)
Net Sales(1)
U.S. operations	$793.4	$60.1	$692.1	$619.8
International operations
The Netherlands	274.7	15.1	209.0	175.4
Australia	475.3	32.4	316.5	274.9

Total	$1,543.4	$107.6	$1,217.6	$1,070.1

Net Property, Plant and Equipment
U.S. operations	$196.7	$164.4	$164.9	$180.8
International operations
The Netherlands	54.3	49.0	45.6	35.1
Australia	303.5	104.1	105.0	97.7

Total	$554.5	$317.5	$315.5	$313.6

(1)	Based on country of production.

25. Related Party Transactions

The Company conducts transactions with BMI and its subsidiaries in support of the Company’s Henderson, Nevada facility. The Company previously owned approximately 30% in these companies, which was contributed to the Nevada Environmental Trust as part of the Plan. The Company no longer has any investment in BMI or its subsidiaries. For the years ended December 31, 2010 and 2009, payments made to BMI totaled $0.5 million, and $0.6 million, respectively.

The Company conducts transactions with Exxaro Australia Sands Pty Ltd, a subsidiary of Exxaro and the Company’s 50% partner in the Tiwest Joint Venture. The Company purchased, at open market prices, raw materials used in its production of TiO2 and Exxaro’s share of TiO2 produced by the Tiwest Joint Venture. The Company also provided administrative services and product research and development activities, which were reimbursed by Exxaro. For the eleven months ended December 31, 2011, one month ended January 31, 2011, and years ended December 31, 2010 and 2009, the Company made payments of $315.8 million, $44.0 million, $108.9 million and $115.6 million, respectively, and received payments of $7.5 million, nil, $2.2 million and $3.6 million, respectively, related to these transactions. The total payments to Exxaro of $315.8 million in the eleven months ended December 31, 2011, include $79.1 million related to the Company’s purchase of its 50% share of the Tiwest Joint Venture Kwinana pigment plan expansion in June 2011.

Concentration of Supplier—During the eleven months ended December 31, 2011, one month ended January 31, 2011 and years ended December 31, 2010 and 2009, approximately 20.3%, 21.7%, 15.1% and 13.8%, respectively, of raw materials were purchased from the Company’s joint venture.

26. Subsequent Events

The Company has evaluated subsequent events through March 22, 2012, the date the financial statements were issued.

Exit Facility Refinancing and Wells Revolver Amendment

On February 8, 2012, the Company refinanced the Exit Financing Facility and amended the Wells Revolver. The Company obtained a new Goldman Sachs facility comprised of a $550.0 million Senior Secured Term Loan and a $150.0 million Senior Secured Delayed Draw Term Loan (together, the Term Facility). The Term Facility expressly permits the Transaction and, together with existing cash, is expected to fund the cash needs of the combined business, including any cash needs arising from the Transaction.

The Term Facility bears interest at a base rate plus a margin of 2.25% or adjusted Eurodollar rate plus a margin of 3.25%. The base rate is defined as the greater of (i) the prime lending rate as quoted in the print edition of The Wall Street Journal, (ii) the Federal Funds Rate plus 0.50%, or (iii) 2%.

The Term Facility is secured by a first priority lien on substantially all of the Company’s and the subsidiary guarantors’ existing and future property and assets. This will include, upon the consummation of the Transaction, certain assets to be acquired in the Transaction.

The terms of the Term Facility provide for customary representations and warranties, affirmative and negative covenants and events of default. The terms of the covenants, subject to certain exceptions, restrict, among other things: (i) debt incurrence; (ii) lien incurrence; (iii) investments, dividends and distributions; (iv) dispositions of assets and subsidiary interests; (v) acquisitions; (vi) sale and leaseback transactions; and (vii) transactions with affiliates and shareholders. In addition, the Term Facility requires that a leverage ratio, as defined in the agreement, not exceed, as of the last day of any fiscal quarter, the correlative ratio as follows:

Fiscal Quarter Ending	Total Leverage Ratio
March 31, 2012 through December 31, 2015	3.00:1.00
March 31, 2016 and thereafter	2.75:1.00

On February 8, 2012, the Company amended the Wells Revolver to allow for the Transaction to occur while keeping the revolver in force.

Subsequent to the Transaction, new Tronox will have the opportunity to upsize or add additional asset based lending facilities in foreign jurisdictions up to a total limit of $400 million.

Exxaro Mineral Sands Operations

Combined Financial Statements

Exxaro Mineral Sands Operations

Combined Financial Statements

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors of Exxaro Resources Limited and Shareholder of the Exxaro Mineral Sands Operations:

In our opinion, the accompanying combined statements of financial position and the related combined statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of the Exxaro Mineral Sands Operations at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These combined financial statements are the responsibility of management of the Exxaro Mineral Sands Operations. Our responsibility is to express an opinion on these combined financial statements based on our audit. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Inc.

PricewaterhouseCoopers Inc.

Johannesburg, Republic of South Africa

March 15, 2012

EXXARO MINERAL SANDS OPERATIONS

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31

	Notes	2011 R’000	2010 R’000	2009 R’000
REVENUE		6,585,874	4,639,972	3,508,276
Raw materials and consumables used		(1,288,114)	(1,078,851)	(1,175,318)
Changes in inventories of finished goods and work-in-progress		123,077	(276,960)	599,999
Staff costs		(1,033,251)	(918,177)	(824,533)
Depreciation and amortization		(547,529)	(601,285)	(479,078)
Impairment reversal/(charge) of property, plant and equipment		877,163	—	(1,435,000)
Energy costs		(679,119)	(501,128)	(433,969)
Other operating expenses		(1,368,367)	(1,013,021)	(1,165,457)

OPERATING PROFIT/(LOSS)	5	2,669,734	250,550	(1,405,080)
Interest income	6	61,042	9,160	10,790
Interest expense	6	(260,596)	(299,417)	(369,119)

PROFIT/(LOSS) BEFORE TAX		2,470,180	(39,707)	(1,763,409)
Income tax benefit/(expense)	7	79,858	48,192	(307,734)

PROFIT/(LOSS) FOR THE YEAR		2,550,038	8,485	(2,071,143)

Profit/(loss) attributable to Exxaro group of companies		2,550,038	8,485	(2,071,143)

PROFIT/(LOSS) FOR THE YEAR		2,550,038	8,485	(2,071,143)
OTHER COMPREHENSIVE INCOME:
Exchange differences on translating foreign operations		475,691	24,207	38,749
Cash flow hedges		25,792	88,655	135,515
Income tax relating to components of other comprehensive income		2,431	(25,632)	(38,511)

Net gain recognised in other comprehensive income for the year, net of tax	19	503,914	87,230	135,753

TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR		3,053,952	95,715	(1,935,390)

Total comprehensive income/(loss) attributable to Exxaro group of companies		3,053,952	95,715	(1,935,390)

The accompanying notes are an integral part of the consolidated financial statements.

EXXARO MINERAL SANDS OPERATIONS

COMBINED STATEMENTS OF FINANCIAL POSITION

	Notes	December 31,
		2011 R’000	2010 R’000
ASSETS
Non-current assets
Property, plant and equipment	8	6,285,643	5,252,566
Intangible assets	9	131,160	72,799
Deferred tax	10	477,922	138,309
Financial assets	11	156,440	126,654

Total non-current assets		7,051,165	5,590,328

Current assets
Inventories	12	2,298,471	1,911,909
Trade and other receivables	13	1,880,218	1,157,649
Derivatives		8,980	84,991
Amounts owing by related parties	14	1,151,069	1,057,534
Cash and cash equivalents		2,998,263	418,879

Total current assets		8,337,001	4,630,962

Non-current assets classified as held for sale	25	2,046

TOTAL ASSETS		15,390,212	10,221,290

EQUITY AND LIABILITIES
Capital and reserves
Invested capital		4,276,900	2,476,900
Other reserves		1,016,268	498,281
Accumulated losses		(1,601,487)	(3,465,820)

Net investment by Exxaro Resources Limited		3,691,681	(490,639)
Non-current liabilities
Interest-bearing borrowings	15	549,286	652,641
Amounts due to related parties	14	1,925,805	2,346,568
Post retirement medical obligation	21	44,134	37,685
Non-current provisions	16	526,964	438,337
Deferred tax	10		19,181

Total non-current liabilities		3,046,189	3,494,412

Current liabilities
Trade and other payables	17	789,367	715,293
Interest-bearing borrowings	15	275,412	270,658
Amounts due to related parties	14	7,475,156	6,215,285
Current provisions	16	10,159	12,051
Derivatives		102,248	4,230

Total current liabilities		8,652,342	7,217,517

TOTAL EQUITY AND LIABILITIES		15,390,212	10,221,290

The accompanying notes are an integral part of these combined financial statements.

EXXARO MINERAL SANDS OPERATIONS

COMBINED STATEMENTS OF CASH FLOWS

For the years ended December 31

	Notes	2011 R’000	2010 R’000	2009 R’000
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated by/(utilised in) operations	18.1	1,757,760	973,441	(110,546)
Net financing costs	18.2	(158,359)	(270,538)	(357,077)

		1,599,401	702,903	(467,623)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(664,529)	(692,819)	(825,807)
Proceeds from Tronox buy-back arrangement (excluding interest income)	18.3	427,151
Proceeds from disposal of property, plant and equipment		2,870	3,019	4,643
Proceeds from disposal of investments	25	4,487
Increase in investments in other non-current assets		(12,839)	(34,818)	(42,581)
Increase in amounts owing by related parties		(68,983)	(266,316)	(93,632)
Acquisition of subsidiary	18.4			(120,560)

		(311,843)	(990,934)	(1,077,937)

CASH FLOWS FROM FINANCING ACTIVITIES
Interest-bearing borrowings raised		53,947	348,012	230,948
Interest-bearing borrowings repaid		(322,793)	(103,502)	(65,985)
Proceeds from related party borrowings		361,575	189,340	923,143
Dividend	18.5	(685,705)
Proceeds from issue of share capital	18.6	1,800,000

		1,207,024	433,850	1,088,106

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		2,494,582	145,819	(457,454)
Cash and cash equivalents at beginning of year		418,879	276,892	731,060
Translation differences on cash and cash equivalents		84,802	(3,832)	3,286

CASH AND CASH EQUIVALENTS AT END OF YEAR		2,998,263	418,879	276,892

The accompanying notes are an integral part of these combined financial statements.

EXXARO MINERAL SANDS OPERATIONS

COMBINED STATEMENTS OF CHANGES IN EQUITY/(DEFICIT)

		Other reserves
	Invested capital R’000	Foreign currency translations R’000	Financial instruments revaluation R’000	Equity- settled reserve R’000	Accumulated profit/(loss) R’000	Net investment by Exxaro R’000
BALANCE AT JANUARY 1, 2009	2,476,900	220,647	(13,771)	38,227	(1,403,162)	1,318,841
Loss for the year					(2,071,143)	(2,071,143)
Other comprehensive income		38,749	97,004			135,753
Transactions with owners
—Share-based payments				12,226		12,226

BALANCE AT DECEMBER 31, 2009	2,476,900	259,396	83,233	50,453	(3,474,305)	(604,323)
Profit for the year					8,485	8,485
Other comprehensive income		24,207	63,023			87,230
Transactions with owners
—Share-based payments				17,969		17,969

BALANCE AT DECEMBER 31, 2010	2,476,900	283,603	146,256	68,422	(3,465,820)	(490,639)
Profit for the year					2,550,038	2,550,038
Other comprehensive income		475,691	28,223			503,914
Transactions with owners
—Share-based payments				14,073		14,073
—Proceeds from shares issued	1,800,000					1,800,000
—Dividends					(685,705)	(685,705)

BALANCE AT DECEMBER 31, 2011	4,276,900	759,294	174,479	82,495	(1,601,487)	3,691,681

Foreign currency translation reserve

The foreign currency translation reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign entities that are not integral to the operations of the group.

Financial instruments revaluation reserve

The financial instruments revaluation reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments where the hedged transaction has not yet occurred.

Equity-settled reserve

The equity-settled reserve represents the fair value of services received and settled by equity instruments granted.

The accompanying notes are an integral part of these combined financial statements.

EXXARO MINERAL SANDS OPERATIONS

NOTES TO THE COMBINED FINANCIAL STATEMENTS

1. BACKGROUND

On September 26, 2011, Exxaro Resources Limited (“Exxaro”) signed a Transaction Agreement to sell its mineral sands operations (the “Exxaro Mineral Sands Operations”) to Tronox Limited (the “Acquirer”).

The Exxaro Mineral Sands Operations is comprised of the following wholly-owned subsidiaries of Exxaro in South Africa, Netherlands and Australia:

Exxaro TSA Sands (Pty) Ltd, Exxaro Sands (Pty) Ltd, Exxaro Australia Sands Pty Ltd, Exxaro Holdings Sands (Pty) Ltd, Exxaro Holdings (Aus) Pty Ltd, Exxaro Investments (Australia) Pty Ltd, Ticor Finance (A.C.T) Pty Ltd, Ticor Resources Pty Ltd, Ticor Chemical Company Pty Ltd, Omacor SAC, TiO2 Corporation Pty Ltd, Tific Pty Ltd, Yalgoo Minerals Pty Ltd, Senbar Holdings Pty Ltd, Pigment Holdings Pty Ltd, Synthetic Rutile Holdings Pty Ltd and Exxaro Sands Holdings BV.

The Exxaro Mineral Sands Operations conducts mining and smelting activities of titanium mineral ores to produce titanium slag and pig iron, in the Empangeni area of KwaZulu Natal, as well as the mining and smelting activities of mineral sands at Namakwa Sands in the Western Cape, of South Africa. The operations in Australia include a 50% interest in the Tiwest Joint Venture in Australia, which consists of the mining and concentration of titanium mineral ores, the operation of a synthetic rutile production facility as well as a titanium dioxide pigment plant operation (the “Tiwest Joint Venture”). The Tiwest Joint Venture is an unincorporated joint venture with Tronox and is proportionately consolidated.

The combined financial statements were authorised for issue by the board of directors of Exxaro on March 15, 2012.

The basis of preparation, combination and presentation of the combined financial statements of the Exxaro Mineral Sands Operations is more fully described below.

2. BASIS OF PREPARATION

The accompanying financial statements represent the combined financial statements of the entities described in note 1 above, which are all wholly owned subsidiaries of Exxaro. Such entities comprise the Exxaro Mineral Sands Operations for purposes of the Proposed Transaction and have historically been managed together, and have been under common control, during the reporting periods. The accompanying combined financial statements are prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

The combined financial statements have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value through profit and loss and, in all material respects, in accordance with IFRS.

The combined financial statements have been prepared for the purposes of presenting, as far as practical, the financial position, results of operations and cash flows of the Exxaro Mineral Sands Operations on a standalone basis. The combined financial statements of the Exxaro Mineral Sands Operations reflect assets, liabilities, revenues and expenses directly attributable to the Exxaro Mineral Sands Operations, including management fee allocations recognised on a historic basis in the accounting records of Exxaro on a legal entity basis. Although it is not possible to estimate the actual costs that would have been incurred if the services performed by Exxaro had been purchased from independent third parties, the allocations are considered to be reasonable by the directors of Exxaro and management of the Exxaro Mineral Sands Operations. However, the financial position, results of operations and cash flows of the Exxaro Mineral Sands Operations are not necessarily representative or indicative of those that would have been achieved had the Exxaro Mineral Sands Operations operated autonomously or as an entity independent from Exxaro.

(a) Going Concern

As at December 31, 2010 and 2009 the liabilities of the Mineral Sands Operations exceeded its assets. Due to an increased investment in share capital and improved operating results in 2011, management have a reasonable expectation that the Exxaro Mineral Sands operations has adequate resources to continue in operational existence for the foreseeable future. As at December 31, 2011, the assets of the Exxaro Mineral Sands Operations exceeded its liabilities.

The Exxaro Mineral Sands Operations therefore continues to adopt the going concern basis in preparing its combined financial statements.

(b) Management fees

Exxaro uses a cost recovery mechanism to recover certain central management and other similar costs it incurs at a corporate level. The management fees reflected in the combined financial statements are based on the amounts historically recorded in the accounts of the individual entities within the Exxaro Mineral Sands Operations due to this cost recovery mechanism. An appropriate proportion of the remuneration of the senior management personnel for Exxaro is included in the Exxaro Mineral Sands Operations. These management fees include their salaries and pension costs. These management fees have either been directly attributed to individual operations of the Exxaro Mineral Sands Operations or, for costs incurred centrally, allocated between the relevant Exxaro businesses and the Exxaro Mineral Sands Operations. Costs have principally been allocated on the basis of actual services delivered. A complete discussion of the Exxaro Mineral Sands Operations’ relationship with Exxaro and other Exxaro companies, including a description of the costs that have historically been charged to the Exxaro Mineral Sands Operations, is included in Note 14 to these combined financial statements.

(c) Interest

The interest charge reflected in the combined financial statements is based on the interest charge historically incurred by the entities included in the Exxaro Mineral Sands Operations on specific external borrowings or financing provided by other Exxaro companies. Details of specific external borrowings and borrowings from other Exxaro companies are set out in notes 14 and 15.

(d) Taxation

The entities that comprise the Exxaro Mineral Sands Operations have historically filed separate tax returns in South Africa, and a consolidated tax return in Australia.

Current and deferred income taxes for the Exxaro Mineral Sands South African operations are therefore based on the historical (separate) tax returns.

Current and deferred income taxes for the Exxaro Mineral Sands Australian operations are based on the consolidated tax return prepared for all Australian subsidiaries of Exxaro. The head entity within the tax-consolidated group for the Australian operations is Exxaro Australia Pty Ltd (which is a fellow-subsidiary of Exxaro engaged in Coal operations, and not part of the Exxaro Mineral Sands Operations). Entities within the tax-consolidated group have entered into a tax funding arrangement and a tax-sharing agreement with the head entity. Under the terms of the tax funding agreement, each of the Exxaro Mineral Sands Operations entities and each of the entities in the tax-consolidated group have agreed to pay a tax equivalent payment to or from the head entity, based on the current tax liability or current tax asset of the entity. Tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the ‘separate taxpayer within group’ approach. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the members of the tax-consolidated group are recognised by Exxaro Australia Pty Ltd (as head entity in the tax-consolidated group). Such amounts are reflected in amounts receivable from, or payable to, related parties (see note 14). There is no difference between the tax expense recognised in each entity on a separate tax return basis to that recognised on a consolidated tax return basis.

The tax sharing agreement entered into between members of the tax-consolidated group provides for the determination of the allocation of income tax liabilities between the entities should the head entity default on its tax payment obligations. No amounts have been recognised in the financial statements in respect of this agreement as payments of any amount under the tax sharing agreement are considered remote. Tax liabilities that may arise from any separation of the entities comprising the Exxaro Mineral Sands Australian operations from the tax consolidated group have not been reflected in the combined financial statements.

(e) Share-based payments

A number of Exxaro Mineral Sands Operations employees participate in Exxaro’s performance share schemes and management option plan. For purposes of these combined financial statements, transfers of Exxaro’s equity instruments to employees of the Exxaro Mineral Sands Operations have been reflected as equity settled share-based payment transactions. The share-based payment transactions have are classified as ‘equity-settled’ share-based payments on the basis that the responsibility for settling the awards reside with Exxaro, and not the entities comprising the Exxaro Mineral Sands Operations.

(f) Net investment by other Exxaro companies

The net investment by other Exxaro companies in the Exxaro Mineral Sands Operations businesses is shown in lieu of shareholder’s equity in the combined balance sheets. Net investment by other Exxaro companies therefore includes aggregated combined share capital of the entities included within the combined financial statements, accumulated losses and other reserves (including share-based payment reserve, hedging reserve and cumulative translation adjustments).

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies are set out below. These policies have been consistently applied to all the periods presented.

(a) Basis of combination

The financial statements have been prepared by combining all individual subsidiaries into one reporting entity, the Exxaro Mineral Sands Operations. The list of individual legal entities included within these combined financial statements, which together form the Exxaro Mineral Sands Operations of Exxaro, is provided in note 1. All intra-Exxaro Mineral Sands Operations transactions, balances, income and expenses, including unrealised profits on such transactions, have been eliminated on combination. Unrealised losses have also been eliminated unless the transaction provided evidence of an impairment of the asset transferred.

Subsidiaries are all entities (including special purpose entities) over which the Exxaro Mineral Sands Operations has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Exxaro Mineral Sands Operations controls another entity.

A joint venture is a contractual arrangement whereby the Exxaro Mineral Sands Operations and one or more parties undertake an economic activity that is subject to joint control. Joint ventures in which the Exxaro Mineral Sands Operations participates with other parties are proportionately combined. In applying the proportionate combination method, the Exxaro Mineral Sands Operations’ percentage share of the statement of financial position and statement of comprehensive income items are included in the Exxaro Mineral Sands Operations’ combined financial statements.

(b) Adoption of new and revised standards and interpretations

The effective date of each amendment is included in the list of the new and revised standards and interpretation list below.

The following amended and new Standards and Interpretations have been applied, where relevant, to the combined financial statements for the period ended December 31, 2011:

•	Amendment to IFRS 7 Financial Instruments: Disclosures—this amendment clarifies certain of the disclosures relating to credit risk.

•	Amendment to IAS 1 Presentation of Financial Statements—this amendment clarifies disclosures required for each component of equity.

•	Amendment to IAS 34 Interim Financial Reporting—this amendment provides further information on the significant events and transactions requiring discussion in interim financial reports.

•	Amendment to IAS 24 Related Party Disclosures—this amendment clarifies and simplifies the definition of a related party.

•

Amendment to IFRS 7 Financial Instruments Disclosures—This amendment provides additional disclosure requirements with respect to transfers of financial assets. This amendment is effective July 1, 2011.

These pronouncements had no material impact on the accounting of transactions or the disclosure thereof.

The adoption of the amended and revised standards did not have a significant impact on the measurement or disclosure and presentation of items included in the combined financial statements.

Exxaro Resources Limited will early adopt the new suite of consolidation standards on January 1, 2012.

•

IFRS 10 Consolidated financial statements—this standard clarifies the concept of control which is the determining factor in whether an entity should be included within the consolidated financial statements.

Additional guidance is provided to assist in determining control where this is difficult to assess. The standard is effective January 1, 2013.

•	IFRS 11 Joint arrangements—this standard provides guidance on the assessment of joint arrangements (as either joint ventures or joint arrangements) and the required accounting for these arrangements.

Proportionate consolidation is no longer permitted. The standard is effective January 1, 2013.

•

IFRS 12 Disclosures of interests in other entities—this standard describes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The standard is effective January 1, 2013.

•

IAS 27 (revised 2011) Separate financial statements—this updated standard includes the provisions on separate financial statements which remain after the control provisions of IAS 27 have been included in the new IFRS 10. The standard is effective January 1, 2013.

The following standards and amendments to standards are mandatory for the Exxaro Mineral Sands Operations’ accounting periods beginning on or after January 1, 2012, but the Exxaro Mineral Sands operations have not early adopted them.

•

Amendment to IAS 12 Income taxes—this amendment introduces a rebuttable presumption that deferred tax assets or liabilities arising on investment property measured at fair value should be recognised based on recovery by sale. The amendment is effective on January 1, 2012.

•

IFRS 9 Financial Instruments—this standard is part of the IASBs project to replace IAS 39. It addresses classification and measurement of financial assets and replaces the multiple classification and measurement models in IAS 39 with a single model that has only two classification categories: amortised cost and fair value. The standard is effective January 1, 2013.

•	IAS 28 (revised 2011) Associates and joint ventures—this updated standard requires equity accounting for investments in associates and joint ventures. The standard is effective January 1, 2013.

•	IFRS 13 Fair value measurement—this standard provides a precise definition of fair value and represents a single source of fair value measurement and disclosure requirements for use across IFRS.

The standard is effective January 1, 2013.

The directors believe that none of the other new or revised standards and interpretations will have an effect other than enhanced disclosure.

(c) Property, plant and equipment

Land and extensions under construction are stated at cost and are not depreciated. Buildings, including certain non-mining residential buildings and all other items of property, plant and equipment are reflected at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is charged on a systematic basis over the estimated useful lives of the assets after taking into account the estimated residual value of the assets. Useful life is the period of time over which the asset is expected to be used or the number of production or similar units expected to be obtained from the use of the asset. The useful lives of mineral rights may change based on changes in geological assumptions.

Refractory furnace relines are depreciated based on the usage thereof.

Items of property, plant and equipment are capitalised in components where components have a different useful life to the main item of property, plant and equipment to which the component can be logically assigned.

The estimated useful lives of assets and their residual values, are re-assessed periodically with any changes in such accounting estimates being adjusted in the financial year of re-assessment and applied prospectively.

The estimated useful lives of items of property, plant and equipment are:

Buildings and infrastructure (including residential buildings)	3 – 40 years
Mineral properties	3 – 29 years
Fixed plant and equipment	1 – 30 years
Mobile equipment, built-in process computers, underground mining equipment and reconditionable spares	3 – 25 years
Loose tools and computer equipment	3 – 10 years
Development costs	10 –20 years
Refractory relines	4 – 6 years
Site preparation, mining development and exploration	3 – 29 years

Maintenance and repairs which neither materially add to the value of assets nor appreciably prolong their useful lives are taken to profit or loss.

Direct attributable expenses relating to mining and other major capital projects, site preparations and exploration are capitalised until the asset is brought to a working condition for its intended use. These costs include dismantling and site restoration costs to the extent that these are recognised as a provision.

Financing costs directly associated with the construction or acquisition of qualifying assets are capitalised relating to loans specifically raised for that purpose, or at the average borrowing rate where the general pool of combined company borrowings was utilised. Capitalisation of borrowing costs ceases when the asset is ready for its intended use.

Gains and losses on the disposal of property, plant and equipment are taken to profit or loss.

(d) Leased assets

Leases involving plant and equipment whereby the lessor provides finance to the combined company with the asset as security and where the combined company obtains substantially all the benefits and risks of ownership, are classified as finance leases. Assets acquired in terms of finance leases are capitalised at the lower of fair value and the present value of the minimum lease payments at inception of the lease and depreciated over the useful life of the asset. The minimum lease payments exclude contingent rents. Contingent rents shall be charged as expenses in the periods in which they are incurred. The capital element of future obligations under the leases is included as a liability in the statement of financial position. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance charge is charged against income over the lease period using the effective interest rate method.

For a sale and leaseback transaction that results in a finance lease, any excess of sales proceeds over the carrying amount is deferred and recognised on the straight-line basis over the period of the lease.

Leases of assets to the combined company under which all the risks and benefits of ownership are effectively retained by the lessor, are classified as operating leases. Payments made under operating leases are charged against income on the straight-line basis over the period of the lease.

Arrangements that contain the right to use an asset are evaluated for recognition, classification as a finance or operating lease, measured, and accounted for accordingly.

(e) Intangible assets

An intangible asset is recognised at cost if it is probable that future economic benefits will flow to the enterprise and the cost can be reliably measured. Amortisation is charged on a systematic basis over the estimated useful lives of the intangible assets.

Subsequent expenditure on capitalised intangible assets is capitalised only if it increases the future benefits embodied in the specific asset to which it relates.

Intangible assets with finite useful lives are amortised on the straight-line basis over their estimated useful lives. The amortisation methods and estimated remaining useful lives are reviewed at least annually. The estimated maximum useful lives of intangible assets in respect of patents, licenses and franchises are 25 years.

The carrying amounts are reviewed at each financial year-end to determine whether there is any indication of impairment.

(f) Research, development and exploration costs

Research, development and exploration costs are charged against income until they result in projects that are evaluated as being technically or commercially feasible, the combined company has sufficient resources to complete development and can demonstrate how the asset will generate future economic benefits, in which event these costs are capitalised and amortised on the straight-line basis over the estimated useful life of the project or asset. The carrying amounts are reviewed at each financial year-end to determine whether there is any indication of impairment.

(g) Impairment of assets

The carrying amounts of assets are reviewed at each financial year-end to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as the higher of the fair value less cost to sell.

Assets that have an indefinite useful life—for example, goodwill or intangible assets not ready to use – are not subject to amortisation and are tested annually for impairment.

Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

In assessing value in use, the expected future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is recognised whenever the carrying amount exceeds the recoverable amount.

For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs. An impairment loss is recognised whenever the carrying amount of the cash-generating unit exceeds its recoverable amount.

A previously recognised impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however not to an amount higher than the carrying amount that would have been determined (net of depreciation) had no impairment loss been recognised in prior years.

(h) Financial Instruments

Recognition

A financial instrument is recognised when the Exxaro Mineral Sands Operations becomes a party to a contract which entitles it to receive contractually agreed cash flows on the instrument. All acquisitions of financial assets that require delivery within the time frame established by regulation or market convention (regular-way purchases) are recognised at trade date, which is the date on which the Exxaro Mineral Sands Operations commits to acquire the asset.

Derecognition

The Exxaro Mineral Sands Operations derecognises a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred. Any interest in financial assets transferred that is created or retained by the Exxaro Mineral Sands Operations is recognised as a separate asset or liability.

The Exxaro Mineral Sands Operations may enter into transactions whereby it transfers assets recognised on its statement of financial position, but retains either all risks and rewards of the transferred assets or a portion of them. If all, or substantially all, risks and rewards are retained, then the transferred assets are not derecognised from the statement of financial position.

The rights and obligations retained in the transfer of financial instruments are recognised separately as assets and liabilities as appropriate. In transfers where control over the asset is retained, the Exxaro Mineral Sands Operations continues to recognise the asset to the extent of its continuing involvement, determined by the extent to which it is exposed to changes in the value of the transferred asset.

Non-derivative financial instruments

Non-derivative financial instruments comprise investments in equity and debt instruments, trade and other payables, cash and cash equivalents, loans and borrowings and trade and other receivables.

Non-derivative financial instruments are recognised initially at fair value plus, in the case where financial instruments are not at fair value through profit or loss, any directly attributable transaction costs. Subsequent to initial recognition, non-derivative financial instruments are measured as described below.

Cash and cash equivalents comprise cash balances and call deposits. Bank overdrafts that are repayable on demand form an integral part of the Exxaro Mineral Sands Operations’ cash management system and are included as a component of cash and cash equivalents for purposes of the cash flow statements. Cash and cash equivalents are measured at amortised cost.

Financial instruments at fair value through profit or loss

The Exxaro Mineral Sands Operations designates financial assets and liabilities at fair value through profit or loss when either:

•	the assets or liabilities are managed, evaluated and reported internally on a fair value basis;

•	the designation eliminates or significantly reduces an accounting mismatch which would otherwise arise; or

•

the assets or liabilities contain an embedded derivative that significantly modifies the cash flows that would otherwise be required under the contract and has to be separately disclosed and fair-valued through profit or loss.

The Exxaro Environmental Rehabilitation Trust financial instrument is designated as at fair value through profit or loss as it is believed that the designation significantly reduces an accounting mismatch which would otherwise arise. Changes in the fair value of the Exxaro Environmental Rehabilitation Trust are recognised in profit of loss which is consistent with the recognition of changes in the related environmental rehabilitation provision (relating to interest cost). Subsequent to initial recognition, financial instruments designated or classified as at fair value through profit or loss are measured at fair value with changes in fair value recognised in profit or loss.

Financial instruments not at fair value through profit or loss, and not available-for-sale

—Receivables

Long-term receivables and trade and other receivables are measured at amortised cost using the effective interest rate method. Effective interest rate method is a method of calculating the amortised cost of a financial asset or liability and allocating the interest income or interest expense over the relevant period. Amortised cost is the amount at which the long-term receivables and trade and other receivables are measured at initial recognition, minus principal repayments, plus or minus the cumulative amortisation using the effective interest rate method of any difference between the initial amount recognised and the maturity amount, minus any reduction for impairment or uncollectibility.

—Loans and borrowings

Loans and borrowings are measured at amortised cost using the effective interest rate method.

—Payables

Trade and other payables are reported at amortised cost, namely original debt less principal repayments and any amortisation using the effective interest rate method.

—Investment in equity instruments

The fair value of investments is based on quoted bid prices for listed securities or valuations derived from discounted cash flow models for unlisted securities. Equity instruments for which fair values cannot be measured reliably are recognised at cost less impairment. When equity instruments classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in profit or loss as gains and losses from investment securities.

Derivative financial instruments (foreign exchange contracts)

The Exxaro Mineral Sands Operations holds derivative financial instruments to hedge its foreign currency and interest rate exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

Derivative instruments are recognised initially at fair value; attributable transaction costs are recognised in profit or loss when incurred. Subsequent to initial recognition, derivative instruments are measured at fair value, and changes in fair value are accounted for as described below.

Fair value hedges

When a derivative is designated as a hedge of the change in fair value of a recognised asset or liability or a firm commitment, changes in the fair value of the derivative are recognised immediately in profit or loss together with changes in the fair value of the hedged item that are attributable to the hedged risk.

If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for fair value hedge accounting, or the designation is revoked, hedge accounting is discontinued. Any adjustment up to that point, to a hedged item for which the effective interest rate method is used, is amortised to profit or loss as part of the recalculated effective interest rate of the item over its remaining life.

Cash flow hedges

When a derivative is designated as a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised directly in equity. The amount recognised in equity is removed and included in profit or loss in the same period as the hedged item’s cash flows affect profit or loss under the same income statement line item as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss.

If the derivative expires or is sold, terminated, or exercised, or no longer meets the criteria for cash flow hedge accounting, or the designation is revoked, then hedge accounting is discontinued and the amount recognised in equity remains in equity until the forecast transaction affects profit or loss. If the forecast transaction is no longer expected to occur, then hedge accounting is discontinued and the balance in equity is recognised immediately in profit or loss.

Economic hedges

Hedge accounting is not applied to derivative instruments that economically hedge monetary assets and liabilities denominated in foreign currencies. Changes in the fair value of such derivatives are recognised in profit or loss as part of foreign currency gains and losses.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognised immediately in profit or loss.

Impairment of financial assets

The Exxaro Mineral Sands Operations first assesses whether objective evidence of impairment exists. A financial asset is considered to be impaired if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in profit or loss. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in the combined statement of comprehensive income.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets in the Exxaro Mineral Sands Operations which share similar credit risk character are assessed collectively.

Offset

Financial assets and liabilities are set off and the net amount presented in the statement of financial position when, and only when, the Exxaro Mineral Sands Operations has a legal right to set off the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Determining fair values

The determination of fair values of financial assets and financial liabilities is based on quoted market prices or dealer price quotations for financial instruments traded in active markets. For all other financial instruments fair value is determined by using generally accepted valuation techniques. Valuation techniques include net present value techniques, the discounted cash flow method, comparison to similar instruments for which market observable prices exist, and valuation models. The Exxaro Mineral Sands Operations uses widely recognised valuation models for determining the fair value of common and more simple financial instruments like interest rate and currency swaps. For these financial instruments, inputs into models are available on the market.

The fair value of long and medium-term borrowings is calculated using quoted market prices, or where such prices are not available, discounted cash flow analysis using the applicable yield curve for the duration of the borrowing are used. The fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets, is determined with reference to quoted market prices. The fair value of other financial assets and financial liabilities (excluding derivative instruments) is determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from widely available current market transactions. The fair value of derivative instruments is calculated using quoted prices. Where such prices are not available, use is made of discounted cash flow analyses for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives.

Interest income

Finance income comprises interest income on funds invested including available-for-sale financial assets and hedging instruments that are recognised in profit or loss. Interest income is recognised as it accrues in profit or loss, using the effective interest rate method.

Interest expense

Finance expenses comprise interest expense on borrowings and agreements for the use of assets classified as finance leases in terms of IFRIC 4, “Determining whether an Arrangement contains a Lease,” unwinding of the discount on provisions, and dividends on preference shares classified as liabilities. All borrowing costs are recognised in profit or loss using the effective interest rate method.

Foreign currency gains and losses are reported on a net basis.

Fees and commission

Fees and commission income and expenses that are integral to the effective interest rate on a financial asset or financial liability are included in the measurement of the effective interest rate.

Other fees and commission expenses relate mainly to transaction and service fees and are expensed as the services are received.

(i) Inventories

Inventories are valued at the lower of cost, determined on the weighted average basis, and net realisable value. The cost of finished goods and work-in-progress comprises raw materials, direct labour, other direct costs and fixed production overheads, but excludes interest charges. Fixed production overheads are allocated on the basis of normal capacity. Write-downs to net realisable value and inventory losses are expensed in the period in which the write-downs or losses occur.

Net realisable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

(j) Foreign currencies

Transactions and balances

Transactions denominated in foreign currencies are translated at the rate of exchange ruling at the transaction date. Monetary items denominated in foreign currencies are translated at the rate of exchange ruling at the reporting date. Gains or losses arising on translation are credited to or charged against income. These gains or losses may be deferred in other comprehensive income when the cash flow hedging criteria are met.

Foreign entities

The financial statements of foreign entities are translated into South African Rand as follows:

•	assets and liabilities at rates of exchange ruling at the reporting date.

•	income, expenditure and cash flow items at weighted average rates.

•	goodwill and fair value adjustments arising on acquisition at rates of exchange ruling at the reporting date.

All resulting exchange differences are reflected as part of shareholders’ equity. On disposal, such translation differences are recognised in the income statement as part of the cumulative gain or loss on disposal.

(k) Revenue recognition

Revenue, which excludes value added tax, represents the gross value of goods invoiced. Export revenues are recorded according to the relevant sales terms, when the risks and rewards of ownership are transferred to the buyer.

(l) Interest income

Interest is recognised on the time proportion basis, taking account of the principal outstanding and the effective rate over the period to maturity, when it is determined that such income will accrue to the Exxaro Mineral Sands Operations.

(m) Income tax expense

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years in determination of taxable profit (temporary differences), and it further excludes items that are never taxable or deductible (non-temporary differences). The Exxaro Mineral Sands Operations’ liability for tax is calculated using tax rates that have been enacted or substantively enacted at the reporting date.

(n) Deferred tax

Deferred tax is provided using the balance sheet liability method on all temporary differences between the carrying amounts for financial reporting purposes and the amounts used for tax purposes.

A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the associated unused tax losses and deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated using tax rates that have been enacted at the reporting date. The effect on deferred tax of any changes in taxation rates is charged or credited to the income statement, except to the extent that it relates to items previously charged or credited directly to equity.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Exxaro Mineral Sands Operations intends and has the ability to settle its current tax assets and liabilities on a net basis.

(o) Provisions

Provisions are recognised when the Exxaro Mineral Sands Operations has a present legal or constructive obligation as a result of past events, for which it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting to present value is material, provisions are adjusted to reflect the time value of money, and where appropriate, the risk specific to the liability.

Decommissioning and environmental rehabilitation

Provision is made for environmental rehabilitation and decommissioning costs where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

Where a provision is made for dismantling and site restoration costs, an asset of similar initial value is raised and amortised in accordance with the Exxaro Mineral Sands Operations’ accounting policy for property, plant and equipment.

Annual contributions are made to the Exxaro Mineral Sands Operations’ Environmental Rehabilitation Fund, created in accordance with statutory requirements, to provide for the funding of the estimated cost of pollution control and rehabilitation during, and at the end of the life of mines.

Expenditure on plant and equipment for pollution control is capitalised and depreciated over the useful lives of the assets whilst the cost of ongoing current programmes to prevent and control pollution and to rehabilitate the environment is charged against profit or loss as incurred.

(p) Employee benefits

Post-employment benefits

Defined contribution plan

The Exxaro Mineral Sands Operations provides defined contribution retirement funds for the benefit of employees, the assets of which are held in separate funds. These funds are funded by contributions from employees and the Exxaro Mineral Sands Operations, taking account of the recommendations of independent actuaries. The Exxaro Mineral Sands Operations’ contribution to the defined contribution fund is charged to the income statement in the year to which it relates.

Defined benefit obligation

A post-retirement medical contribution obligation exists for certain in-service and retired employees who are members of accredited medical aid funds. This benefit is no longer offered to new employees. The liability is determined using actuarial assumptions. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognised immediately in profit or loss.

Equity compensation benefits

Senior management, including executive directors, and eligible employees participated in the share appreciation right scheme (SARs), long-term incentive plan (LTIP), deferred bonus plan (DBP), share option scheme and the employee empowerment participation scheme (MPower).

SARs, LTIP, DBP, share options and MPower are treated as equity-settled share-based payment schemes with the fair value being expensed over the vesting period of the instrument with a corresponding increase in equity. The fair value of these schemes are determined at grant date and subsequently reviewed at each reporting period only for changes in non-market performance conditions and employee attrition rates applicable to each scheme.

The vesting portion of long-term benefits is recognised and provided for at financial year-end, based on current total cost to company.

Termination benefits

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits.

The Exxaro Mineral Sands Operations recognises termination benefits when it has demonstrated its commitment to either terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or to provide termination benefits as a result of an offer made to encourage voluntary redundancy. If the benefits fall due more than 12 months after the reporting date, they are discounted to present value.

(q) Dividend

Dividends paid are recognised by the company when the shareholder’s right to receive payment is established. These dividends are recorded and disclosed as dividends paid in the statement of changes in equity. Dividends proposed or declared subsequent to the year end are not recognised at the financial year-end, but are disclosed in the notes to the financial statements.

4. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

4.1 Critical accounting estimates and assumptions

The Exxaro Mineral Sands Operations makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(a) Impairment of property, plant and equipment

The Exxaro Mineral Sands Operations reviews the carrying amount of its property, plant and equipment at least annually at the end of each reporting period to determine whether there is any indication of impairment. If any such indication exists, the recoverable amount is estimated as set out in the accounting policy in 3(g).

The recoverable amounts of cash generating units are generally determined based on fair value less cost to sell calculations. These calculations require the use of estimates.

Should management’s estimate of the future not reflect actual events, further impairments may be identified.

Factors affecting the estimates include:

•	changes to estimates of mineral resources and ore reserves;

•	economical recovery of resources;

•	the grade of the ore reserves may vary significantly from time to time;

•	review of strategy;

•	unforeseen operational issues at operations;

•	differences between actual commodity prices and commodity price assumptions;

•	changes in the discount rates and foreign exchange rates; and

•	changes in capital, operating mining, processing and reclamation costs.

KZN Sands has been assessing the carrying values of its property, plant and equipment, as required, since commissioning.

During 2006 the carrying value of the assets of KZN Sands was reduced to its recoverable amount through recognition of a pre-taxation impairment loss of R784.4 million. During 2009, the carrying value of the assets of KZN Sands was further reduced to its recoverable amount through recognition of a pre-taxation impairment loss of R1,435 million. The impairment in 2009 resulted from a decision by Exxaro’s board of directors, as a result of depressed market conditions at the time, not to proceed with the planned development of the Fairbreeze mine. Instead, management began planning for Hillendale’s closure at KZN Sands and investigated feedstock alternatives to permit the continuation of KZN Sands’s operations following Hillendale’s closure.

During 2011, as a result of the improvement in global market conditions and increased demand for titanium feedstock and zircon and the consequential increases in their prices, Exxaro’s board of directors approved the development of the Fairbreeze mine as a replacement feedstock producer to the Hillendale mine at KZN Sands, subject to obtaining the required regulatory and environmental approvals.

During the period between the decommissioning of the Hillendale mine, which is expected to occur at the end of 2012, and the commencement of operations at the Fairbreeze mine, which is expected in 2014, KZN Sands has identified alternate supplies of ilmenite from Namakwa Sands, the Tiwest Joint Venture and other third party suppliers. The identification of alternate supplies of ilmenite have led to an increased recoverable amount assigned to the smelters at KZN Sands. As a result, management reversed the impairment previously recognised on smelter-specific property, plant and equipment, amounting to R877 million. The impairment reversal was restricted to increasing the carrying value of the relevant smelter assets to the carrying value that would have been recognised had the original impairment not occurred (that is, after taking account of normal depreciation that would have been charged had no impairment occurred).

The impairment relating to the Fairbreeze mine of R180 million has not been reversed as of December 31, 2011 as Exxaro continues to await the required regulatory and environmental approvals before it can proceed with further development of the mine.

Refer to note 8.1 for parameters and assumptions utilised by management in its assessment of the carrying value of the KZN Sands operations.

(b) Residual values and useful lives of plant, property and equipment

The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. Increasing an asset’s expected life or its residual value would result in a reduced depreciation charge in profit or loss.

The useful lives of the assets in the Exxaro Mineral Resources Operations are determined by management at the time the asset is acquired and reviewed annually for appropriateness. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. Assessing the appropriateness of useful life and residual value estimates of the assets requires the Exxaro Mineral Resources Operations to consider a number of factors such as the physical condition of the asset, expected period of use of the asset, and expected disposal proceeds from the future sale of the asset.

(c) Provisions for environmental rehabilitation and decommissioning

Estimated long-term environmental rehabilitation and decommissioning obligations, are based on the Exxaro Mineral Sands Operations’ environmental management plans in compliance with current technological, environmental and regulatory requirements.

Significant judgment is applied in estimating ultimate rehabilitation cost that will be required in future to rehabilitate the Exxaro Mineral Sands Operations’ mines.

Management used the following assumptions in determining the environmental and decommissioning provisions:

	Exxaro Sands (Pty) Ltd KZN Mine	Exxaro TSA Sands (Pty) Ltd		Exxaro Australia Sands Pty Ltd Australia
		KZN Smelter	Namakwa
2011
—Inflation % per annum	5%	5%	5%	2.5%
—Discount rate % per annum	8.1%	8.8%	8.8%	5.5%
—Life of mine	2	18	29	16-38
2010
—Inflation % per annum	5%	5%	5%	2.5%
—Discount rate % per annum	10%	10%	10%	5.5%
—Life of mine	3	19	30	16-39

The ultimate cost may significantly differ from current estimates.

(d) Mineral reserves and resources

Mineral reserves and resources are estimates of the amount of ounces that can be economically and legally extracted from the Exxaro Mineral Sands Operations’ properties.

In order to calculate the mineral reserves and resources, estimates and assumptions are required about a range of geological, technical and economic factors, costs, commodity prices and exchange rates. Estimating the quantities and/or grade of the reserves and resources requires the size, shape and depth of the ore bodies to be determined by analyzing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the mineral reserves and resources change from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves and resources may change from year to year. Changes in the reserves and resources may affect the Exxaro Mineral Sands Operations’ financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged in the income statement may change as they are calculated on the units-of-production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves and resources.

(e) Estimate of post-retirement obligations

For defined benefit schemes, management is required to make annual estimates and assumptions about future returns on classes of schemes assets, future remuneration changes, employee attrition rates, administration costs, changes in benefits, inflation rates, exchange rates, life expectancy and expected remaining periods of service of employees. In making these estimates and assumptions, management considers advice provided by external advisers, such as actuaries. Refer note 21.

(f) Fair value of derivatives

The fair value of derivatives that are not quoted in active markets is determined by using valuation techniques, which make use of observable market data. The Exxaro Mineral Sands Operations uses judgement to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period.

The total amount of the change in fair value of the derivatives, estimated using a discounted cash flow analysis, based on observable interest rate yield curves that was recognised in profit or loss for the year ended December 31, 2011 was a loss of R281.9 million (2010: R236.7 million profit, 2009: R156.2 million profit ). Refer to note 20.

(g) Income taxes

The Exxaro Mineral Sands Operations is subject to income taxes, principally in South Africa and Australia. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

4.2 Critical judgements in applying the Exxaro Mineral Sands Operations’ accounting policies

(a) Contractual arrangements containing leases

IFRIC 4, Determining whether an arrangement contains a lease, requires the Mineral Sands Operations to evaluate contractual arrangements that do not take the legal form of a lease, but which convey the right to use an asset in return for a payment or series of payments, as finance or operating leases in accordance with the accounting policy described in 2(d). This determination requires significant judgement. In making this judgement, the Exxaro Mineral Sands Operations evaluates whether the arrangements involve the use of a specific asset, and if so, whether the arrangement conveys the right to use the asset based on the Exxaro Mineral Sands Operations’ right to control the asset’s use. These arrangements involve the lease of bulk terminals, and other assets relating to water and electricity supply. Refer to note 15.

(b) Deferred tax assets

Management has to exercise judgment with regards to deferred tax assets. Where the possibility exists that no future taxable income may flow against which these assets can be offset, the deferred tax assets are not recognised. As of December 31, 2011, the Exxaro Mineral Sands Operations recognised deferred taxes relating to tax losses at its mining and smelter operations. Unrecognised tax losses amounting to R109 million (2010: R2 954 million) relate principally to KZN Sands non-smelter operations, included in Exxaro Sands (Pty) Ltd legal entity. Tax losses have no expiry dates. Refer to note 10.

5. OPERATING PROFIT/(LOSS)

		Year ended December 31,
	Notes	2011 R’000	2010 R’000	2009 R’000
Operating profit/(loss) has been arrived at after charging/(crediting) the following gains and losses:
Staff costs
—salaries and wages		978,620	872,047	788,414
—share-based payments		24,655	18,218	10,104
—pension and medical costs		29,930	27,912	26,015
Currency exchange differences
—net realised (gains)/losses on currency exchange differences		(348,130)	128,971	334,091
—net unrealised losses on currency exchange differences		(53,771)	(97,931)	(138,539)
Fair value (gains)/losses on financial assets at fair value through profit or loss:
—designated upon initial recognition		(3,399)	(2,745)	(2,403)
—held for trading		281,873	(236,725)	(156,203)
Operating lease rentals expenses		22,254	32,536	23,454
Contingent rent expense in terms of finance leases		13,501	12,917	11,581
Inventories write down to net realisable value		590	7,498	1,734
Repairs and maintenance		451,674	386,363	311,366
Impairment (reversal)/charge of KZN Sands property, plant and equipment	8.1	(877,163)		1,435,000
Insurance claim for KZN Sands Furnace 2			(98,044)	(23,317)
Impairment charges and write-offs of trade and other receivables		(210)	42	(625)
Depreciation of property, plant and equipment	8	543,675	597,825	475,689
Amortisation of intangible assets	9	3,855	3,460	3,389

6. NET FINANCING COSTS

Interest income
Interest income on cash and cash equivalents	(15,474)	(4,271)	(6,586)
Interest income on Tronox buy-back (note 18.3)	(41,512)
Interest income on financial assets designated at fair value through profit or loss	(4,056)	(4,889)	(4,204)

	(61,042)	(9,160)	(10,790)

Interest expense
Interest expense on interest-bearing borrowings (amortised cost)	49,309	43,304	31,267
Interest expense on obligations under finance leases (amortised cost)	15,490	27,984	28,932
Interest expense on non-current provisions	41,195	19,719	1,252

Interest expense on external liabilities	105,994	91,007	61,451
Interest expense on related party borrowings (amortised cost) (note 14)	154,602	208,410	307,668

	260,596	299,417	369,119

Net financing costs	199,554	290,257	358,329

7. INCOME TAX EXPENSE

Deferred tax (refer to Note 10)	79,858	48,192	(307,734)
—Current year origination and reversal of temporary differences	71,912	48,646	(295,692)
—Adjustment in respect of prior year	7,946	(454)	(12,042)
Total tax benefit/(expense)	79,858	48,192	(307,734)

Reconciliation of tax rates%	%	%	%
Tax expense/benefit as a percentage of profit before tax	(3.2)	(121.4)	17.5
Tax effect of
—capital profits/(losses)	(0.1)		(0.8)
—disallowable expenditure	(1.3)	(84.9)	(0.7)
—exempt income	1.5	81.3	1.8
—special tax allowances		112.7
—unrealised foreign exchange translation differences		(1.1)	(0.2)
—prior year tax	0.3	(1.1)	(0.7)
—derecognition of deferred tax asset		(17.4)	(45.0)
—tax rate differences	(0.6)	3.9	0.1
—re-instatement of deferred tax asset(1)	31.3
—share of joint ventures	0.1

Standard tax rate	28.0	(28.0)	(28.0)

(1)	As a result of increased profitability at KZN Sands smelter operations, deferred tax assets on the historical tax losses were recognised.

8. PROPERTY, PLANT AND EQUIPMENT

	Land R’000	Mineral Properties R’000	Residential buildings R’000	Infra- structure R’000	Machinery, plant and equipment R’000	Site preparation, mining development, exploration and rehabilita- tion R’000	Extensions under construction R’000	Total R’000
December 31, 2011
Gross carrying amount
At beginning of year	146,418	744,227	54,847	1,655,973	7,504,305	672,320	300,894	11,078,984
Additions	466		1,621	15,708	558,219	691	98,576	675,281
Changes in decommissioning assets				1,669	(18,134)	15,563	4,990	4,088
Disposals of items of property, plant and equipment				(11,347)	(645,031)			(656,378)
Exchange differences on translation	3,484	97,031		73,387	659,335	100,791	38,051	972,079
Transfers between categories				67,044	41,661	2,348	(111,053)

At end of year	150,368	841,258	56,468	1,802,434	8,100,355	791,713	331,458	12,074,054

Accumulated depreciation
At beginning of year	17,080	243,576	3,650	580,789	2,550,815	288,670		3,684,580
Depreciation charges	19,409	34,264	2,368	50,683	417,513	19,437		543,674
Accumulated depreciation on disposals of items of property, plant and equipment				133,595	291,660	5,977		431,232
Exchange differences on translation		45,105		52,786	331,005	54,321		483,217
Transfers between categories				181	(1,547)	1,393

At end of year	36,489	322,945	6,018	818,034	3,589,419	369,798		5,142,703

Impairment of assets
At beginning of year				653,922	1,346,200	141,716		2,141,839
Impairment reversals				(209,515)	(658,917)	(8,731)		(877,163)
Disposals of items of property, plant and equipment				(139,159)	(473,831)	(5,977)		(618,967)

At end of year				305,248	213,452	127,008		645,709

Net carrying amount at end of year	113,878	518,313	50,450	679,152	4,297,484	294,907	331,458	6,285,643

December 31, 2010
Gross carrying amount
At beginning of year	79,759	737,831	54,847	1,650,682	6,444,834	660,318	819,894	10,448,164
Additions	5,947			12,773	293,343	735	387,188	699,986
Changes in decommissioning assets				9,239	15,404	(3,077)		21,566
Disposals of items of property, plant and equipment				(25,807)	(127,423)			(153,230)
Exchange differences on translation	230	6,396		4,848	34,652	6,644	9,722	62,492
Transfers between categories	60,482			4,238	843,496	7,700	(915,916)

At end of year	146,418	744,227	54,847	1,655,973	7,504,305	672,320	300,894	11,078,984

Accumulated depreciation
At beginning of year		203,674	597	507,220	2,136,569	266,343		3,114,403
Depreciation charges	17,080	37,200	2,915	76,610	447,203	16,817		597,825
Accumulated depreciation on disposals of items of property, plant and equipment				(6,284)	(50,817)			(57,101)
Exchange differences on translation		2,702		3,229	20,200	3,321		29,452
Transfers between categories			138	13	(2,340)	2,189

At end of year	17,080	243,576	3,650	580,789	2,550,815	288,670		3,684,579

Impairment of assets
At beginning of year				671,283	1,406,401	141,716		2,219,400
Disposals of items of property, plant and equipment				(17,361)	(60,200)			(77,561)

At end of year				653,922	1,346,201	141,716		2,141,839

Net carrying amount at end of year	129,338	500,651	51,197	421,263	3,607,289	241,934	300,894	5,252,566

8.1 Impairment of property, plant and equipment

KZN Sands has been assessing the carrying values of its property, plant and equipment, as required, since commissioning.

During 2006 the carrying value of the assets of KZN Sands was reduced to its recoverable amount through recognition of a pre-taxation impairment loss of R784.4 million. During 2009, the carrying value of the assets of KZN Sands was further reduced to its recoverable amount through recognition of a pre-taxation impairment loss of R1,435 million. The impairment in 2009 resulted from a decision by Exxaro’s board of directors, as a result of depressed market conditions at the time, not to proceed with the planned development of the Fairbreeze mine. Instead, management began planning for Hillendale’s closure at KZN Sands and investigated feedstock alternatives to permit the continuation of KZN Sands’s operations following Hillendale’s closure.

During 2011, as a result of the improvement in global market conditions and increased demand for titanium feedstock and zircon and the consequential increases in their prices, Exxaro’s board of directors approved the development of the Fairbreeze mine as a replacement feedstock producer to the Hillendale mine at KZN Sands, subject to obtaining the required regulatory and environmental approvals.

During the period between the decommissioning of the Hillendale mine, which is expected to occur at the end of 2012, and the commencement of operations at the Fairbreeze mine, which is expected in 2014, KZN Sands has identified alternate supplies of ilmenite from Namakwa Sands, the Tiwest Joint Venture and other third party suppliers. The identification of alternate supplies of ilmenite have led to an increased recoverable amount assigned to the smelters at KZN Sands. As a result, management reversed the impairment previously recognised on smelter-specific property, plant and equipment, amounting to R877 million. The impairment reversal was restricted to increasing the carrying value of the relevant smelter assets to the carrying value that would have been recognised had the original impairment not occurred (that is, after taking account of normal depreciation that would have been charged had no impairment occurred).

As described in note 1, Exxaro signed a Transaction Agreement to sell the Exxaro Mineral Sands Operations to Tronox. The reversal of impairment relating to the smelters at KZN Sands is supported by the fair values assigned to the Exxaro Mineral Sands Operations in connection with that transaction.

The following parameters and assumptions were used in management’s discounted cash flow assessment for purposes of impairment testing as at December 31, 2011:

•	A long-term inflation rate of 5.0% was used for rand based amounts and 2.0% for dollar based amounts;

•	Exxaro weighted average cost of capital rate of 13.0%;

•	Long term real product prices:

•	Chloride slag: $800/tonne

•	Slag fines: $655/tonne

•	Imported Chlorine Ilmenite: $190/tonne

•	Pig Iron: $340/tonne

•	2012 average Rand/USD exchange rate 7.08;

•	The latest approved smelter production plan numbers aligned with the available feedstock from Namakwa, Tiwest and other third party suppliers were incorporated in the assessment; and

•	The latest approved budget numbers were used in the impairment assessment.

9. INTANGIBLE ASSETS

	Year ended December 31,
	2011 R’000	2010 R’000
Patents, licences and franchises
Gross carrying amount
At beginning of year	119,533	117,708
Additions	44,076
Exchange differences	29,381	1,826

At end of year	192,990	119,534

Accumulated amortisation
At beginning of year	46,734	42,611
Amortisation charge	3,855	3,460
Exchange differences	11,241	664

At end of year	61,830	46,735

Net carrying amount at end of year	131,160	72,799

The Exxaro Mineral Sands operations capitalised technology licence fees payable to its joint venture partner in the Tiwest Joint Venture, Tronox. These fees represent a payment for the production expertise, rights and patents held by Tronox. These fees will be fully amortised over 25 years. For the year 2011 an additional licence fee is payable due to the expansion of the Kwinana Pigment Plant.

The pigment technology licence fee relates to the high level watermark pigment production for 2011 exceeding prior years’ annual record production crystallizing a fee payable.

10. DEFERRED TAX

	December 31, 2011 R’000	December 31, 2010 R’000
The movement on the deferred tax account is as follows:
At beginning of year	119,128	109,478
Foreign currency translation	(15,490)	6,039
Charged/(credited) to equity	2,430	(25,632)
Losses transferred from/(to) the head entity under tax funding and tax sharing agreements in Australia	291,996	(18,949)
Income statement charge (refer note 7)	79,858	48,192

—current	71,912	48,646
—prior	7,946	(454)
At end of year	477,922	119,128

Presented as folllows in the combined statements of financial position:
—Deferred tax asset	477,922	138,309
—Deferred tax liability		(19,181)

	477,922	119,128

Comprising:
Deferred tax balances
Taxation losses carried forward	1,039,550	971,433
Financial Instruments	167,983	99,597
Share based payments	19,381	7,698
Leave pay accrual	4,892	3,939
IFRIC 4: lease liability	35,127	37,657
Provisions	130,470	100,570
Other		(195)
Environmental rehabilitation	(40,191)	(28,625)
Unrealised foreign exchange gains	(71,275)	(67,394)
Derecognition of deferred tax assets[1]	(30,540)	(796,126)
Prepayments	(24,995)	(19,036)
Property, plant and equipment	(752,480)	(190,390)

Per statement of financial position	477,922	119,128

The total deferred tax assets with regards to assessed losses	1,039,550	971,433
The total deferred tax assets not recognised[2]	30,540	833,028

[1]	As a result of increased profitability at KZN Sands, the amount of deferred tax assets (relating to tax losses) previously not recognised has been reduced.
[2]	Mainly relates to KZN non-smelter operations

Refer to note 19 which shows the amount of tax relating to each component of other comprehensive income.

11. FINANCIAL ASSETS

	December 31, 2011 R’000	December 31, 2010 R’000
Environmental Rehabilitation Trust asset	156,440	120,111
Unlisted investment		6,543

	156,440	126,654

The Environmental Rehabilitation Fund investment relates to funds invested in the Exxaro Environmental Rehabilitation Trust Fund, which have been designated at fair value through profit and loss. These funds are used to make financial provision for environmental obligation upon the ceasing of mining operations and obtaining closure certification for all mining operations within the Exxaro Mineral Sands operations.

Quarterly contributions are made to this fund in accordance with annually reviewed life of mine closure estimates.

The contributions determined are submitted to the Department of Minerals and Resources and the South African Revenue Services for notification. The unlisted investment relates to a 20% partnership interest held in Ndzalama Game Reserve. The carrying amount of the investment approximates fair value. In 2011 this asset has been classified as non-current assets held for sale (refer note 25). For further details refer to note 20 on financial instruments.

12. INVENTORIES

Finished products	984,692	763,357
Work-in-progress	467,797	566,056
Raw materials	467,199	304,032
Plant spares and stores	378,783	278,464

	2,298,471	1,911,909

Inventories are carried at the lower cost and net realisable value.

The cost of inventories recognised as an expense during the year was R0.1 million (2010: R7.5 million).

No inventories were pledged as security for liabilities.

13. TRADE AND OTHER RECEIVABLES

Trade receivables	1,557,769	985,585
Other receivables	35,364	35,880
Non-financial Instruments (e.g. VAT refundable, insurance prepayments, employee advances, etc.)	287,085	136,394
Specific allowances for impairment		(210)

	1,880,218	1,157,649

Trade receivables are stated after the following allowances for impairment:
Specific allowances for impairment
At beginning of year	(210)	(168)
Impairment loss reversed/(recognised)	210	(42)

At end of year		(210)

Of which relates to:
Trade receivables		(168)
Other receivables		(42)

		(210)

For a detailed analyis of the trade and other receivables refer to note 20 on financial instruments

14. RELATED PARTY TRANSACTIONS

During the year the Exxaro Mineral Sands Operations, in the ordinary course of business, entered into various related party transactions.

	Year ended December 31,
	2011 R’000	2010 R’000	2009 R’000
Transactions:
Exxaro Resources Limited—holding company
—Corporate fees for essential services rendered	149,482	152,766	151,178
—Interest paid	154,602	208,410	307,668
—Administration services	33,633	3,855	17,241
(Included in Corporate service fees are expenses for facilities management, human resources, information technology, supply chain management and logistics, safety and sustainable development, growth and technology and other general corporate services supplied by the corporate centre)

Exxaro Coal (Pty) Ltd—fellow subsidiary
—Service Costs	67	3	11
Ferroland (Pty) Ltd—fellow subsidiary
—Service Costs		175	175
Exxaro Australia Pty Ltd—fellow subsidiary
General expenses/recharges	(2,145)	6,838	16,173
Tax	293,001	146,145	112,009
Ireland Finance—fellow subsidiary
Foreign exchange losses/(gains)	307	(24,140)	2,146
General expenses		16
Exxaro International BV—fellow subsidiary
Foreign exchange (gains)/losses	286	(73,442)	(169,986)
General expenses		63	164

JOINT VENTURES

Details of investments in joint ventures and related income are disclosed in note 24.

There were no finance costs or expenses in respect of bad debts or doubtful debts incurred with regard to the joint venture during the financial years ended 31 December 2011, 2010 or 2009.

	Year ended December 31,
	2011 R’000	2010 R’000	2009 R’000
Items of income and expense incurred during the year are as follows:
—Sales of goods/services to		2,090	1,173
—Purchase of goods/services from	565
The outstanding balances at year-end are as follows:
—included in trade and other receivables (refer note 13)	381	1,692	351

During the periods presented, there was no provision raised for doubtful debts related to the outstanding balances above.

AMOUNTS (DUE TO) / OWING BY RELATED PARTIES

		December 31,
		2011 R’000	2010 R’000
Balances at year end:
Amounts owing by related parties:
Current
Exxaro Australia Pty Ltd[1]	Fellow subsidiary	990,302	845,788
Exxaro Resources Limited[1]	Holding company	160,767	211,743
Exxaro Coal (Pty) Ltd[1]	Fellow subsidiary		3

		1,151,069	1,057,534

Amounts due to related parties:
Current
Exxaro Australia Pty Ltd[1]	Fellow subsidiary	(1,006,800)	(694,172)
Exxaro Resources Limited[1]	Holding company	(2,402,350)	(2,308,505)
Exxaro Coal (Pty) Ltd[1]	Fellow subsidiary	(163)	(148)
Ireland Finance[1]	Fellow subsidiary	(222,917)	(180,731)
Exxaro International BV1	Fellow subsidiary	(1,369,163)	(557,966)

		(5,001,393)	(3,741,522)
Shareholder’s loans
Exxaro Resources Limited[2]	Holding company	(2,473,763)	(2,473,763)

Total amount due to related parties (current)		(7,475,156)	(6,215,285)
Non-current
Exxaro Resources Limited[3]	Holding company	(1,925,805)	(2,346,568)

Total amount due to related parties		(9,400,962)	(8,561,853)

(1)	The loans to or from group companies are unsecured, interest free and with no fixed terms of repayment.

(2)	These loans are unsecured, bear no interest and have no fixed terms of repayment. Exxaro has confirmed its continued support of the Exxaro Mineral Sands operations with regard to commitments at the year end, as well as to operational support to ensure that the Exxaro Mineral Sands operations continues to trade in the foreseeable future without any disruption to its businesses.
(3)	These are loans advanced by Exxaro (the holding company) on back-to-back terms with the external parties to finance the acquisition of Namakwa Sands. These loans are unsecured.

REPAYMENT TERMS OF BACK TO BACK LOANS WITH EXXARO RESOURCES LIMITED

	Final repayment date	Rate of interest		2011 R’000	2010 R’000
		2011 Floating %	2010 Floating %
FirstRand Bank Limited, acting through its Rand Merchant Bank division	2013	6.83	6.81	150,000	150,000
FirstRand Bank Limited, acting through its Rand Merchant Bank division	2013	6.83	6.81	178,000	342,000
FirstRand Bank Limited, acting through its Rand Merchant Bank division	2013	6.83	6.81	270,000	405,000
FirstRand Bank Limited, acting through its Rand Merchant Bank division	2013	6.93	6.91	675,000	675,000
Anglo American SA Finance Limited	2013	6.83	6.81	50,000	75,000
Anglo American SA Finance Limited	2013	6.93	6.91	125,000	125,000
Anglo American SA Finance Limited	2013	6.83	6.81	89,600	134,400
Anglo American SA Finance Limited	2013	6.93	6.91	224,000	224,000
Anglo American SA Finance Limited	2013	6.83	6.81	24,112	36,168
Anglo American SA Finance Limited	2013	6.93	6.91	60,280	60,280
Anglo American SA Finance Limited	2013	6.83	6.81	79,813	119,720

				1,925,805	2,346,568

TAX

As discussed in Note 2(d), the Australian Mineral Sands operations and all its wholly-owned Australian resident entities are part of a tax-consolidated group under Australian taxation law. Exxaro Australia Pty Ltd is the head entity in the tax-consolidated group. Tax expense/income, deferred tax liabilities and deferred tax assets arising from temporary differences of the members of the tax-consolidated group are recognised in the separate financial statements of the members of the tax-consolidated group using the ‘separate taxpayer within group’ approach. Current tax liabilities and assets and deferred tax assets arising from unused tax losses and tax credits of the members of the tax-consolidated group are recognised by Exxaro Australia Pty Ltd (as head entity in the tax-consolidated group).

There is no difference between the tax expense recognised in each entity on a separate tax return basis to that recognised on a consolidated tax return basis. The amounts owing from Exxaro Australia Pty Ltd with respect to current tax liability or current tax asset of the related entity were R292 million at December 31, 2011 (2010: R18.9 million).

KEY MANAGEMENT PERSONNEL

For the Exxaro Mineral Sands Operations, for 2011, 2010 and 2009, the executive committee has been identified as being key management personnel.

	Year ended December 31,
	2011 R’000	2010 R’000	2009 R’000
Short term employee benefits including other long term benefits	20,646	14,403	10,762
Share-based payments	5,097	3,646	1,313

Total compensation paid to key management personnel	25,743	18,049	12,075

15. INTEREST-BEARING BORROWINGS

	December 31,
	2011 R’000	2010 R’000
South Africa
Finance lease liabilities	133,050	139,342
Australia
ANZ Limited		235,957
US$ 60 million senior notes	464,464	387,000
Investec Limited	173,769	161,000
Finance lease liabilities	53,415

Total non-current borrowings	824,698	923,299
Current portion included in current liabilities	(275,412)	(270,658)

Total	549,286	652,641

Details of interest rates payable on borrowings are shown below.
Included in the above interest-bearing borrowings are obligations relating to finance leases. Details are:
Minimum lease payments:
—less than one year	45,926	33,971
—more than one year and less than five years	140,756	119,698
—more than five years	333,123	360,092

Total	519,805	513,761
Less: Future finance charges	(333,339)	(374,419)

Present value of lease liabilities	186,466	139,342

Representing lease liabilities:
—current	19,874	4,152
—non-current (more than one year and less than five years)	51,669	9,950
—non-current (more than five years)	114,923	125,240

Total	186,466	139,342

Exxaro Mineral Sands entered into numerous operating and finance lease arrangements. All major lease arrangements are renewable if there is mutual agreement between the parties to the arrangements with some contracts specifying extension periods. Arrangements containing escalation clauses are usually based on CPI or PPI indexes. None of the lease arrangements contain restrictive clauses that are unusual to the particular type of lease.

There were no defaults or breaches in terms of interest-bearing borrowings during both reporting periods.

NON-CURRENT INTEREST-BEARING BORROWINGS

		Rate of interest per year (payable half-yearly)
	Final repayment date	2011%	2010%	2011 R’000	2010 R’000
SOUTH AFRICA

		Fixed %	Fixed %
SECURED LOANS
Mhlathuze Water[1]	2011	12.13	12.13	0	535
Eskom[2]	2012	11.42	11.42	146	569
Air Products[3]	2013	13.54	13.54	4,009	6,046
Mhlathuze Water[4]	2025	8.33	8.33	21,951	22,791
Eskom[5]	2026	10.71	10.71	11,901	12,218
Kusasa Bulk Terminals[6]	2031	16.05	22.20	45,085	48,203
Kusasa Bulk Terminals[7]	2032	22.15	20.54	49,958	48,980

				133,050	139,342

		Floating %	Floating %
AUSTRALIA
UNSECURED LOANS (US$)
ANZ Limited[8]	2011		8.05		235,957

		Fixed %	Fixed %
US$60 million senior notes[9]	2016	7.55	7.55	464,464	387,000

				464,464	622,957

		Floating %	Floating %
SECURED LOANS (US$)
Investec Limited[10]	2012	3.79	3.79	173,769	161,000

		Fixed %
Verve Energy[11]	2016	6.40		53,415

				227,184	161,000

TOTAL INTEREST-BEARING BORROWINGS				824,698	923,299

Finance Leases recognised due to IFRIC4 (Determining whether an Agreement contains a Lease):

(1)	Finance lease agreement between Exxaro Sands (Pty) Ltd and Mhlathuze Water in respect of a plant with a book value of R0 million (2010: R0 million).
(2)	Finance lease agreement between Exxaro Sands (Pty) Ltd and Eskom in respect of buildings with a book value of R0 million (2010: R0 million).

(3)	Finance lease agreement between Exxaro TSA Sands (Pty) Ltd and Air Products in respect of a plant with a book value of R1 million (2010: R3 million).
(4)	Finance lease agreement between Exxaro TSA Sands (Pty) Ltd and Mhlathuze Water in respect of a plant with a book value of R13 million (2010: R13 million).
(5)	Finance lease agreement between Exxaro TSA Sands (Pty) Ltd and Eskom in respect of buildings with a book value of R8 million (2010: R9 million).
(6)	Finance lease agreement between Exxaro Sands (Pty) Ltd and Kusasa Bulk Terminals (Phase 1) in respect of a plant with a book value of R27 million (2010: R28 million).
(7)	Finance lease agreement between Exxaro Sands (Pty) Ltd and Kusasa Bulk Terminals (Phase 2) in respect of a plant with a book value of R30 million (2010: R31 million).
(8)	A syndicated loan facility of US$45 million (variable interest rate), of which US$34 million was drawn on 31 December 2010.
(9)	US$60 million senior notes (fixed interest rate) issued by Ticor Finance (A.C.T.) Pty Ltd, an entity controlled by Exxaro Australia Sands (Pty) Ltd.
(10)	A trade receivable facility from Investec Limited that is secured for the outstanding amount of US$21,250,000 and against pigment receivables for that amount.
(11)	Finance lease agreement between Exxaro Australia Sands Pty Ltd and Verve Energy in respect of the Co-generation plant with a book value of R62 million (2010: R0 million).

16. PROVISIONS

	Environmental rehabilitation R’000	Decommissioning R’000	Total R’000
Year ended December 31, 2011
At beginning of year	116,390	333,998	450,388
Additional provision/(unused amounts reversed)	6,601	(5,286)	1,315
Interest adjustment	20,744	17,354	38,098
Provisions capitalised to property, plant and equipment		4,089	4,089
Utilised during year	(10,353)		(10,353)
Exchange differences	15,880	37,706	53,586

At end of year	149,262	387,861	537,123
Current portion included in current liabilities	(10,159)		(10,159)

Total non-current provisions	139,103	387,861	526,964

Year ended December 31, 2010
At beginning of year	120,023	294,770	414,793
Additional provision	68		68
Interest adjustment	1,738	15,378	17,116
Provisions capitalised to property, plant and equipment		21,566	21,566
Utilised during year	(6,613)		(6,613)
Exchange differences	1,174	2,284	3,458

At end of year	116,390	333,998	450,388
Current portion included in current liabilities	(12,051)		(12,051)

Total non-current provisions	104,339	333,998	438,337

Environmental rehabilitation

Provision is made for environmental rehabilitation costs where either a legal or constructive obligation is recognised as a result of past events.

Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

The carrying amount of the environmental provision is based on discounted values.

The assumptions are set out in note 4.1 (c)

Decommissioning

The decommissioning provision relates to decommissioning of property, plant and equipment where either a legal or constructive obligation is recognised as a result of past events. Estimates are based upon costs that are regularly reviewed and adjusted as appropriate for new circumstances.

The carrying amount of the decommissioning provision is based on discounted values.

The assumptions are set out in note 4.1 (c)

Funding of environmental and decommissioning rehabilitation

Contributions towards the cost of the mine closure are also made to the Exxaro Environmental Rehabilitation Fund.

Of this amount R156 million (2010: R120 million) is included in financial assets (refer note11).

Cash flows will take place when the plants are decommissioned and the mines are rehabilitated.

17. TRADE AND OTHER PAYABLES

	December 31,
	2011 R’000	2010 R’000
Trade payables	465,942	443,250
Other payables	104,256	75,605
Non-financial instruments (e.g. Input VAT, Bonus accruals)	112,294	110,845
Leave pay accrual	106,875	85,593

	789,367	715,293

18. NOTES TO THE COMBINED CASH FLOW STATEMENTS

18.1 CASH GENERATED BY/(UTILISED IN) OPERATIONS

	Year ended December 31,
	2011 R’000	2010 R’000	2009 R’000
Profit/(loss) before tax	2,470,180	(39,707)	(1,763,409)
Net financing costs (refer to note 6)	199,554	290,257	358,329
Interest income	(61,042)	(9,160)	(10,790)
Interest expense	260,596	299,417	369,119
Operating profit/(loss)	2,669,734	250,550	(1,405,080)
Adjusted for non-cash movements
—depreciation and amortisation	547,529	601,285	479,078
—impairment (reversal)/charges of non-current assets	(877,163)		1,435,000
—impairment charges of trade and other receivables	104	77	13
—provisions	4,666	6,094	2,187
—foreign exchange revaluations and fair value adjustments	121,413	(122,601)	(101,541)
—loss on disposal or scrapping of property, plant and equipment	37,665	15,381	75,273
—share-based payment expenses	14,073	17,969	12,226
—other	(10,689)	(13,961)	(13,783)

	2,507,332	754,794	483,373
Working capital movements
—(increase)/decrease in inventories	(205,717)	185,933	(592,320)
—increase in trade and other receivables	(595,592)	(57,021)	(41,038)
—increase in trade and other payables	62,090	96,348	43,549
—utilisation of provisions (refer note 16)	(10,353)	(6,613)	(4,110)

Cash generated by/(utilised in) operations	1,757,760	973,441	(110,546)

18.2 NET FINANCING COSTS

	Year ended December 31,
	2011 R’000	2010 R’000	2009 R’000
Net financing costs (refer to note 6)	(199,554)	(290,257)	(358,329)
Financing costs not involving cash flow	41,195	19,719	1,252
—Decommissioning provision (refer to note 16)	17,354	15,378	1,584
—Environmental rehabilitation (refer to note 16)	20,744	1,738	(2,067)
—Post retirement medical obligation (refer to note 21)	3,097	2,603	1,735
	(158,359)	(270,538)	(357,077)

18.3 TRONOX BUY-BACK ARRANGEMENT

During 2008 to 2010, the Tiwest Joint Venture partners, Tronox Western Australia Pty Ltd (“TWA”) and Exxaro Australia Sands (“EAS”), expanded the Tiwest Kwinana titanium dioxide (TiO2) pigment plant at a cost of R862.0 million (AUD 118 million). The aim of the expansion was to increase the capacity of the plant’s production of pigment from approximately 110ktpa to approximately 150ktpa.

TWA elected not to contribute to the expansion programme subsequent to the feasibility stage in accordance with its rights under the Development Agreement for the expansion of the plant. As a result, EAS funded the majority of the expansion (96.9%). The Development Agreement specified that rights to the pigment produced as a result of the expansion (“Expanded Capacity Production”) follow the levels of contribution for the expansion. At December 31, 2010, EAS was entitled to 96.9% of the Expanded Capacity Production.

The Development Agreement also included a clause that permitted TWA to reinstate its share of the Expanded Capacity Production to 50% by paying EAS an amount equal to 50% of the amounts expended for the expansion plus interest and a risk premium charge.

On May 31, 2011, TWA exercised its right to reinstate its share of the Expanded Capacity Production to 50%. The substance of this exercise, which became effective on June 30, 2011, is that EAS effectively sold 46.9% of the Expanded Capacity Production to TWA.

The results of the Tiwest Joint Venture are proportionally consolidated by EAS. The cash payment made by TWA to EAS totalling R467.5 million (AUD 64 million) had the following effect on the combined financial statements as at December 31, 2011 and for the period ended December 31, 2011:

R ‘000
Increase cash and cash equivalents[1]	468,663
Decrease trade and other payables[1]	75,691
Decrease interest-bearing borrowings	9,360
Risk premium income[2]	(59,760)
Interest income[2]	(41,512)
Decrease property, plant and equipment (net)[3]	(429,402)
Gain on sale of property, plant and equipment[3]	(23,040)

(1)	Net cash paid by TWA to EAS represents the total consideration offset by the amount owing to TWA by EAS in relation to certain feedstock required to process the additional pigment as a result of the expansion.
(2)	Calculated based on the terms of Development Agreement.
(3)	Derecognition of 46.9% of the property, plant and equipment related to the expansion and recognition of a gain on disposal.

18.4 ACQUISITION OF SUBSIDIARY

On 1 October 2008, the Exxaro Mineral Sands Operations acquired the assets and liabilites of Namakwa Sands operations from Anglo American plc. The acquired business contributed R491 million in revenue and R155 million in operating profits to the Exxaro Mineral Sands Operations for the period from 1 October 2008 to 31 December 2008.

The deferred consideration of R120.6 million was paid in 2009.

18.5 DIVIDENDS PAID

	Year Ended December 31,
	2011 R’000	2010 R’000	2009 R’000
Dividends declared and paid	(685,705)

18.6 ISSUANCE OF SHARE CAPITAL

On December 20, 2011, Exxaro TSA Sands (Pty) Ltd, an entity included in the Exxaro Mineral Sands Operations, authorized the issue of an ordinary share to Exxaro for R1,800 million. The share issue was completed on December 30, 2011. In connection with the Transaction Agreement with Tronox described in note 1, Tronox Limited will undertake a corporate rationalization plan to revise its organizational structure. This share issuance is part of this plan to ensure that Tronox Limited and its subsidiaries are appropriately capitalized following completion of the Transaction. Exxaro determined the R1,800 million amount after analyzing and determining an appropriate mix of debt and equity for the South African operations of the Exxaro Mineral Sands Operations.

19. OTHER COMPREHENSIVE INCOME

	2011			2010			2009
	Before- tax amount R’000	Tax R’000	Net-of-tax amount R’000	Before- tax amount R’000	Tax R’000	Net-of-tax amount R’000	Before- tax amount R’000	Tax R’000	Net-of-tax amount R’000
Exchange differences on translating foreign operations
Currency translation differences	475,691		475,691	24,207		24,207	38,749		38,749
Financial instruments fair value gains/(losses) recognised in equity on cash flow hedges:	25,792	2,431	28,223	88,655	(25,632)	63,023	135,515	(38,511)	97,004

	501,483	2,431	503,914	112,862	(25,632)	87,230	174,264	(38,511)	135,753

20. FINANCIAL INSTRUMENTS

20.1 CARRYING AMOUNTS AND FAIR VALUE AMOUNTS OF FINANCIAL INSTRUMENTS

The tables below set out the Exxaro Mineral Sands Operations’ classification of each class of financial assets and liabilities, as well as their fair values.

	At fair value through profit or loss		Loans and receivables at amortised cost R’000	Financial liabilities at amortised cost R’000	Non-current asset held for sale R’000	Fair value of financial instruments R’000	Maximum exposure of carrying amount to credit risk R’000
	Held for trading R’000	At fair value designated R’000
December 31, 2011
Financial assets, consisting of:
—Rehabilitation Trust asset		156,440				156,440	156,440
—Ndzalama game reserve					2,046	2,046	2,046
Trade and other receivables			1,593,134			1,593,134	1,593,134
Amounts due from related parties			1,151,069			1,151,069	1,151,069
Derivative financial instruments	8,980					8,980	8,980
Cash and cash equivalents			2,998,263			2,998,263	2,998,263
Financial liabilities, consisting of:
Interest-bearing borrowings				638,232		638,232
Trade and other payables				570,198		570,198
Derivative financial instruments	102,248					102,248
Amounts due to related parties				9,400,961		9,400,961

	At fair value through profit or loss		Loans and receivables at amortised cost R’000	Financial liabilities at amortised cost R’000	Fair value of financial instruments R’000	Maximum exposure of carrying amount to credit risk R’000
	Held for trading R’000	At fair value designated R’000
December 31, 2010
Financial assets, consisting of:
—Rehabilitation Trust asset		120,111			120,111	120,111
—Ndzalama game reserve		6,543			6,543	6,543
Trade and other receivables			1,021,255		1,021,255	1,021,255
Amounts due from related parties			1,057,534		1,057,534	1,057,534
Derivative financial instruments	84,991				84,991	84,991
Cash and cash equivalents			418,879		418,879	418,879
Financial liabilities, consisting of:
Interest-bearing borrowings				783,957	783,957
Trade and other payables				518,855	518,855
Derivative financial instruments	4,230				4,230
Amounts due to related parties				8,561,853	8,561,853

FAIR VALUES

Fair value hierarchy level

Financial assets and liabilities at fair value have been categorised in the following hierarchy structure:

Level 1—Quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2—Inputs other than quoted prices included in Level 1 that are either directly or indirectly observable for the asset/liability

Level 3—Inputs for the asset/liability that are not based on observable market data (unobservable inputs)

The following table presents the Exxaro Mineral Sands Operations’ financial assets and financial liabilities that are measured at fair value:

December 31, 2011

Description	Fair value R’000	Level 2 R’000	Level 3 R’000
Financial assets held for trading at fair value through profit or loss
—Derivative financial instruments	8,980	8,980
Financial assets designated as at fair value through profit or loss
—Rehabilitation Trust asset	156,440	156,440
Non-Current assets classified as held for sale
—Ndzalama game reserve	2,046		2,046
Financial liabilities held for trading at fair value through profit or loss
—Derivative financial instruments	102,248	102,248

Total	269,714	267,668	2,046

December 31, 2010

Description	Fair value R’000	Level 2 R’000	Level 3 R’000
Financial assets held for trading at fair value through profit or loss
—Derivative financial instruments	84,991	84,991
Financial assets designated as at fair value through profit or loss
—Rehabilitation Trust	120,111	120,111
—Ndzalama game reserve	6,543		6,543
Financial liabilities held for trading at fair value through profit or loss
—Derivative financial instruments	4,230	4,230

Total	215,875	209,332	6,543

Reconciliation of level 3 hierarchy Ndzalama game reserve

	2011 R’000	2010 R’000	2009 R’000
Opening balance	6,543	6,568	6,434
Movement during the year
Total gains or losses for the period recognised in profit or loss	(10)	(25)	134
Sales of investment	(4,487)

Closing balance	2,046	6,543	6,568

Rehabilitation Trust asset

The EERF is classified within Level 2 of the fair value hierarchy. The EERF receives, holds and invests funds contributed by the Exxaro mining operations, which contributions are aimed at providing for sufficient funds at date of estimated closure of mining activities to address the rehabilitation and environmental impacts.

The funds are invested by Exxaro’s in-house treasury department on the JSE as well as with reputable financial institutions in accordance with a strict mandate to ensure capital preservation and real growth. R114 million (2010: R106 million) of the EERF was invested in a diverse portfolio of equities on the JSE and fair value of these investments was calculated based on the JSE Top 40 index as at December 31, 2011. At 31 December 2011, the carrying amounts of cash and cash equivalents approximate the fair value due to the short-term maturity of the asset.

Derivative financial instruments

Current derivative financial instruments are classified within Level 2 of the fair value hierarchy because the fair values are calculated as the present value of the estimated future cash flows based on observable interest rate yield curves.

Ndzalama game reserve

The Ndzalama game reserve is classified within Level 3 as there is no quoted market price or other observable price available for this investments. This unlisted investment is valued as the present value of the estimated future cash flows based on unobservable inputs.

The investment was classified as held for sale during 2011.

20.2 RECLASSIFICATION OF FINANCIAL ASSETS

No reclassification of financial assets occurred during the period.

20.3 Statement of Changes in Equity

Included in the statement of “other comprehensive income” are the following pre-tax adjustments relating to financial instruments:

	2011 R’000	2010 R’000	2009 R’000
Effective portion of change in fair value of cash flow hedge	25,792	88,655	135,515

The above amounts are all included in the financial instruments revaluation reserve.

20.4 Risk Management

20.4.1 Financial Risk Management

The Exxaro Mineral Sands Operations’ corporate treasury function (other than Exxaro Australia Sands (Pty) Limited which operates on a decentralised basis but within the approved group policies), provides financial risk management services to the business, co-ordinates access to domestic and international financial markets, and monitors and manages the financial risks relating to the operations of the group through internal risk reports which analyses exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk, and price risk), credit risk and liquidity risk.

The Exxaro Mineral Sands Operations’ objectives, policies and processes for measuring and managing these risks are detailed below.

The Exxaro Mineral Sands Operations seeks to minimise the effects of these risks by using derivative financial instruments to hedge these risk exposures. The use of derivative financial instruments is governed by the group’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed by the internal auditors on a continuous basis and results are reported to the board audit committee.

The Exxaro Mineral Sands Operations does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes. The Exxaro Mineral Sands Operation enters into financial instruments to manage and reduce the possible adverse impact on earnings and cash flows of changes in interest rates, foreign currency exchange rates and commodity prices. Compliance with policies and exposure limits is reviewed by the internal auditors annually, with the results being reported to the audit committee.

20.4.2 Market risk management

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates, commodity prices and equity prices will affect the Exxaro Mineral Sands’s income or the value of its holdings of financial instruments.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, whilst optimising the return on risk.

The Exxaro Mineral Sands Operations’ activities expose it primarily to the financial risks of changes in foreign currency exchange rates (see 20.4.2.1 below) and interest rates (see 20.4.2.2 below). The Exxaro Mineral Sands Operations enters into a variety of derivative financial instruments to manage its exposure to interest rate, foreign currency risks and commodity price risks, including:

•	forward foreign exchange contracts (FEC’s) and currency options to hedge the exchange rate risk arising on the export mineral sands products as well as imported capital expenditure;

•	forward interest rate contracts to manage interest rate risk;

•	interest rate swaps to manage the risk of rising interest rates;

20.4.2.1 Foreign currency risk management

The Exxaro Mineral Sands Operations undertakes transactions denominated in foreign currencies, hence exposures to exchange rate fluctuations arise.

The currency in which transactions are entered into is mainly denominated in US Dollars (USD) and Australian Dollars (AUD). Exchange rate exposures are managed within approved policy parameters utilising FEC’s, currency options and currency swap agreements.

The Exxaro Mineral Sands Operations maintains a fully covered exchange rate position in respect of foreign currency borrowings and imported capital equipment resulting in these exposures being fully converted to rand. Trade-related import exposures are managed through the use of economic hedges arising from export revenue as well as through FEC’s. Trade-related export exposures are hedged using FEC’s and options with specific focus on short-term receivables.

Uncovered foreign debtors at December 31, 2011 amount to US$86 million (2010: US$75 million) and AUD 4 million (2010: AUD nil million) , whereas uncovered cash and cash equivalents amount to US$52 million (2010: $48 million) and AUD$87 million (2010: AUD$11 million). There were no imports that were not fully hedged during both 2011 and 2010. Monetary items have been translated at the closing rate at the last day of the reporting period.

The FEC’s which are used to hedge foreign currency exposure mostly have a maturity of less than one year from the reporting date. When necessary, FEC’s are rolled over at maturity.

The following significant exchange rates applied during the year:

	Average spot rate	Average achieved rate	Closing spot rate
2011
USD	7.22	7.28	8.17
Euro	10.07	9.98	10.58
Australian Dollar	7.47	7.58	8.30

2010
USD	7.30	7.72	6.63
Euro	9.68	9.94	8.83
Australian Dollar	6.71	6.80	6.75

2009
USD	8.39	7.48	7.40
Euro	11.63	10.90	10.64
Australian Dollar	6.60	6.77	6.64

Foreign currency

Material FEC’s and currency options, which relate to specific balance sheet items, that do not form part of a hedging relationship or for which hedge accounting was not applied at December 31, 2011 and December 31, 2010, are summarised as follows:

	Market related value R’000	Foreign amount R’000	Contract value R’000	Recognised fair value profits/(losses) R’000
2011
Exports (Buy)
United States Dollar—FEC’s	1,075,959	130,000	986,582	89,377

Imports (Sell)
United States Dollar—FEC’s	31,796	3,809	31,842	(46)
Euro—FEC’s	71,336	8,680	71,122	214
Australian Dollar—FEC’s	2,646		2,615	31

2010
Exports (Buy)
United States Dollar—FEC’s	670,796	95,000	647,508	46,410
Imports (Sell)
United States Dollar—FEC’s	7,761	1,167	8,196	(435)
Euro—FEC’s	5,490	622	5,852	(362)

Fair value gains and losses on these FEC’s are recognised in “other operating expenses” on the face of the combined statement of comprehensive income.

Cash flow hedges—foreign currency risk

The Exxaro Mineral Sands Operations has entered into certain forward exchange contracts, which relate to specific foreign commitments not yet due and export earnings for which the proceeds are not yet receivable. Details of the contracts at 31 December 2011 and 31 December 2010 were as follows:

	Foreign currency R’000	Contract value R’000	Recognised fair value in equity R’000
2011
Exports (Buy)
United States Dollar–Note holders loan & Investec
Less than 3 months	2,250	19,927	(1,528)
3 Months	2,000	17,713	(1,359)
6 months	27,000	264,398	(43,613)
1 year	20,000	252,960	(89,415)
>3 year	26,800	305,085	(85,936)

Total	78,050	860,083	(221,851)

Note:	In respect of a US$78 million (2010: US$83 million) loan liability of Exxaro Australia Sands Pty Limited, an economic hedge exists between US$ revenue and US$ borrowings. Accordingly, future sales proceeds to be applied to the repayment of US$ borrowings are recorded at the historical exchange rate effective at the date of loan draw down.

With respect to the above-mentioned cash flow hedges, the future expected cash flows are represented below:

	2012 R’000	2013 R’000	>2013 R’000	Total R’000
Expected future cash flows
— United States Dollar—Note holders loan & Investec	302,038	252,960	305,085	860,083
Expected gain/(loss) in profit or loss (at maturity)
— United States Dollar—Note holders loan	(108,159)			(108,159)
— United States Dollar—Investec	(47,137)			(47,137)

	Foreign currency R’000	Contract value R’000	Recognised fair value in equity R’000
2010
Exports (Buy)
United States Dollar–Note holders loan & Investec
Less than 3 months	750	5,393	(420)
3 Months	750	5,393	(420)
6 months	3,100	25,573	(5,021)
1 year	31,250	245,217	(38,037)
>3 year	46,800	453,062	(142,790)

Total	82,650	734,638	(186,690)

Note:	In respect of a US$83 million (2009: US$60 million) loan liability of Exxaro Australia Sands Pty Limited, an economic hedge exists between US$ revenue and US$ borrowings. Accordingly, future sales proceeds to be applied to the repayment of US$ borrowings are recorded at the historical exchange rate effective at the date of loan draw down.

With respect to the above-mentioned cash flow hedges, the future expected cash flows are represented below:

	2011 R’000	2012 R’000	>2012 R’000	Total R’000
Expected future cash flows
— United States Dollar—Note holders loan & Investec	36,359	245,217	453,062	734,638
Expected gain/(loss) in profit or loss (at maturity)
— United States Dollar—Note holders loan & Investec			(111,379)	(111,379)

Foreign currency sensitivity
The following table summarises the impact a 10% increase in foreign currency rates would have on the combined financial statements relating to outstanding foreign currency denominated monetary items (cash balances, trade receivables, trade payables and loans). A positive number represents again whilst a negative number represents a loss.

	Profit or (loss)			Equity
	2011 R’000	2010 R’000	2009 R’000	2011 R’000	2010 R’000
US$	17,038	21,274	15,785	(40,615)	(34,869)
Euro	1,322	2,425	286

A 10% decrease in the rand against each foreign exchange rate would have an equal but opposite effect on the above, on the basis that all other variables remain constant.

For exports (US$), an increase/(decrease) in the exchange rate of the rand (ZAR) against the dollar (US$) (e.g. FEC taken out on exports at R7.94 : US$1, with actual rate coming out at R8.73 : US$1) represents a weakening/(strengthening) of the Rand against the US dollar, which results in a gain/(loss) incurred of R0,79.

The opposite applies for a decrease in the exchange rate.

For imports (Euro), an increase/(decrease) in the exchange rate of the Rand (ZAR) against the Euro (e.g., FEC taken out on exports at R10,00 : €1, with actual rate coming out at R11,00 : €1) represents a weakening/(strengthening) of the Rand against the Euro, which results in a loss/(gain) incurred of R1,00.

The opposite applies for a decrease in the exchange rate.

20.4.2.2 Interest rate risk management

The Exxaro Mineral Sands Operations is exposed to interest rate risk as it borrows and deposits funds at both fixed and floating interest rates on the money market. The risk is managed by maintaining an appropriate mix between fixed and floating rate borrowings taking into account future interest rate expectations.

The financial institutions chosen are subject to compliance with the relevant regulatory bodies.

The Exxaro Mineral Sands Operations’ interest rate risk arises from long-term borrowings. Borrowings issued at variable rates result in exposure to cash flow interest rate risk which is partially offset by cash held at variable rates. Borrowings issued at fixed rates result in exposure to fair value interest rate risk.

The interest rate repricing profile is summarised below:

	1 -6 months R’000	7 -12 months R’000	Beyond 1 year R’000	Total borrowings R’000
At 31 December 2011:
Term borrowings (under the IFRS 7 scope)			2,617,453	2,617,453
% of total borrowings			100%	100%

	R’000	R’000	R’000	R’000
At 31 December 2010:
Term borrowings (under the IFRS 7 scope)	117,979	117,979	2,894,568	3,130,525
% of total borrowings	4%	4%	92%	100%

The Exxaro Mineral Sands Operations makes use of interest rate derivatives to hedge specific exposures in the interest rate repricing profile of existing borrowings.

The value of borrowings hedged by interest rate derivatives, the instruments used and the respective rates applicable to these contracts are as follows:

	Borrowings hedged R’000	Floating interest receivable %	Fixed interest payable %
Local
Interest rate derivatives beyond 1 year:
— Interest rate swaps	675	3m Jibar	11,1

The interest rate swap ceased at the end of November 2010.

The following table reflects the potential impact on earnings, given a movement in interest rates of 50 basis points:

	Interest rate			Interest rate
	2011 R’000	2010 R’000	2009 R’000	2011 R’000	2010 R’000	2009 R’000
Profit/(loss)	(4)	(18)	(18)	4	18	18

20.4.2.3 Price Risk

The Exxaro Mineral Sands Operations is exposed to equity securities price risk because of investments held by the Exxaro Rehabilitation Trust. The investment in the Exxaro Rehabilitation Trust is designated at fair value through profit and loss on the combined statement of financial position.

20.4.3 Liquidity Risk Management

Liquidity risk is the risk that the Exxaro Mineral Sands Operations will not be able to meet its financial obligations as they fall due. The Exxaro Mineral Sands Operations’ approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Exxaro Mineral Sands Operations’ reputation.

The ultimate responsibility for liquidity risk management rests with the board of directors, which has built an appropriate liquidity risk management framework for the management of the Exxaro Mineral Sands Operations’ short, medium and long-term funding and liquidity management requirements.

The Exxaro Mineral Sands Operations manages liquidity risk by monitoring forecast cash flows in compliance with loan covenants and ensuring that adequate unutilised borrowing facilities are maintained. The Exxaro Mineral Sands Operations aims to cover at least its net debt requirements through long-term borrowing facilities.

Financial guarantee liabilities are initially recognised at their fair value, and the initial fair value is amortised over the life of the financial guarantee. The guarantee liability is subsequently carried at the higher of this amortised amount and the present value of any expected payment if a payment under the guarantee has become probable.

Financial guarantees are included within other liabilities.

All guarantees currently accounted for relates to operational guarantees.

The Exxaro Mineral Sands Operations’ capital base, the borrowing powers of the Exxaro Mineral Sands Operations and the Exxaro Mineral Sands Operations were set at 125% of shareholders’ funds for the 2011, 2010 and 2009 financial years.

Standard payment terms for the majority of trade payables is the end of the month following the month in which the goods are received or services are performed.

A number of trade payables do however have shorter contracted payment periods.

To avoid incurring interest on late payments, financial risk management policies and procedures are entrenched to ensure the timeous matching of orders placed with goods received notes or services acceptances and invoices.

Maturity profile of financial instruments

The following table details the Exxaro Mineral Sands Operations’ contractual maturities of financial liabilities:

	Carrying amount R’000	Contractual cash flows R’000	Maturity
			0-12 months R’000	1-2 years R’000	2-5 years R’000
2011
Financial liabilities
Interest-bearing borrowings	638,232	730,961	294,452	286,339	150,170
Trade and other payables	570,198	570,198	570,198
Amounts due to related parties	9,400,962	9,608,403	8,015,269	1,593,134

	10,609,392	10,909,563	8,879,919	1,879,473	150,170

Derivative financial liabilities (Included in the above)
Foreign exchange forward contracts used for hedging
–Sell (Rands inflow)	986,582
Other forward exchange contracts
–Buy (Rands outflow)	105,796

	Carrying amount R’000	Contractual cash flows R’000	Maturity
			0-12 months R’000	1-2 years R’000	2-5 years R’000
2010
Financial liabilities
Interest-bearing borrowings	783,957	904,411	311,380	392,778	200,253
Trade and other payables	518,855	518,855	518,855
Amounts due to related parties	8,561,853	8,933,779	6,790,649	2,143,129

	9,864,665	10,357,046	7,620,885	2,535,907	200,253

Derivative financial liabilities (Included in the above)
Foreign exchange forward contracts used for hedging
–Sell (Rands inflow)	510,000
Other forward exchange contracts
–Buy (Rands outflow)	15,000

20.4.4 Credit Risk Management

Credit risk relates to potential default by counterparties on cash and cash equivalents, investments, trade receivables and hedged positions. The Exxaro Mineral Sands Operations limits its counterparty exposure arising from money market and derivative instruments by only dealing with well-established financial institutions of high credit standing. The Exxaro Mineral Sands Operations exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded are spread amongst approved counterparties. Credit exposure is controlled by counterparty limits that are reviewed and approved by the board annually.

Trade receivables consist of a number of customers with whom Exxaro has long-standing relationships. A high portion of term supply arrangements exists with such clients resulting in limited credit exposure which exposure, where dictated by customer credit worthiness or country risk assessment, is further mitigated through a combination of confirmed letters of credit and credit risk insurance.

Exxaro establishes an allowance for non-recoverability or impairment that represents its estimate of incurred losses in respect of trade and other receivables and investments. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for Exxaro Mineral Sands Operations of similar assets in respect of losses that have historical data of payment statistics for similar financial assets.

Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. None of the financial instruments below was held as collateral for any security provided.

The maximum exposure to credit risk at both reporting dates was equal to the carrying value of financial assets for the Exxaro Mineral Sands Operations.

Detail of the trade receivables credit risk exposure:

	2011%	2010%
By industry
Manufacturing (including structural metal and steel)	27	29
Merchants	10	10
Pigment, ceramics, chemicals	60	60
Other	3	1

	100	100

By geographical area
South Africa	3	3
Europe	30	21
Asia	7	23
USA	6	9
Australia	42	42
Other	12	2

	100	100

The Exxaro Mineral Sands Operations does not have any significant credit risk exposure to any single counterparty or any Exxaro Mineral Sands Operations of counterparties having similar characteristics.

Financial guarantees are contracts that require the Exxaro Mineral Sands Operations to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

The carrying amount of the financial assets at reporting date was:

	2011 R’000	2010 R’000
Neither past due nor impaired	4,758,862	1,651,778

—trade and other receivables	1,593,133	1,021,255
—other financial assets	158,486	126,654
—derivative financial instruments	8,980	84,991
—cash and cash equivalents	2,998,263	418,879
Past due or impaired
—trade and other receivables		210

Total financial assets	4,758,862	1,651,989

The Exxaro Mineral Sands Operations strives to enter into sales contracts with clients which stipulate the required payment terms. It is expected of each customer that these payment terms are adhered to. Where trade receivables balances become past due, the normal recovery procedures are followed to recover the debt, where applicable new payment terms may be arranged to ensure that the debt is fully recovered. Therefore the credit quality of the above assets deemed to be neither past due nor impaired is considered to be within industry norm.

There were no financial assets with renegotiated terms during the 2011, 2010 or 2009 reporting periods.

Trade and other receivables age analysis

	2011 R’000	2010 R’000	2009 R’000
Past due and impaired
>180 days overdue		210	168

Total carrying amount of financial instruments past due or impaired		210	168

Before the financial instruments can be impaired, they are evaluated for the possibility of any recovery as well as the length of time at which the debt has been long outstanding.

Loans and receivables designated at fair value through profit or loss

The Exxaro Mineral Sands Operations had no loans and receivables designated as at fair value through profit or loss during the period.

Collateral

No collateral was held or pledged by the Exxaro Mineral Sands Operations as security over its financial assets as of December 31, 2011 or 2010.

Guarantees

The Exxaro Mineral Sands Operations did not during the period obtain financial or non-financial assets by taking possession of collateral it holds as security or calling on guarantees.

There were no guarantees provided by banks to secure financing as of December 31, 2011 or 2010.

For all other guarantees, refer to note 22 on contingent liabilities.

Capital management

The Exxaro Mineral Sands Operations’ policy is to ensure that the Exxaro Mineral Sands Operations maintains a robust capital structure with strong financial metrics which can withstand a significant downturn in commodity cycles. Growth opportunities, debt levels and dividend distributions to shareholders are considered against this backdrop.

The capital base consists of net investment by Exxaro companies as disclosed, as well as shareholder’s loans and interest bearing borrowings. The board of directors is ultimately responsible for monitoring debt levels, return on capital as well as compliance with contractually agreed loan covenants.

During the year under review the Exxaro Mineral Sands Operations complied with all its contractually agreed loan covenants and there were no changes in the Exxaro Mineral Sands Operations’ approach to capital management during the year.

The Exxaro Mineral Sands Operations is not subject to externally imposed regulatory capital requirements.

21. EMPLOYEE BENEFITS

Retirement Funds

Independent funds provide retirement and other benefits for all permanent employees, retired employees, and their dependants. At the end of the financial year, the main defined contribution retirement funds to which Exxaro Mineral Sands Operations was a participating employer, were as follows:

•	Exxaro Selector Funds;

•	Chamber of Mines, operating as a defined contribution fund;

•	Namakwa Sands Employees Provident Fund;

•	Sentinel Mining Industry Retirement Fund.

Members pay a contribution of 7%, with the employer’s contribution of 10% to the above funds, being expensed as incurred.

All funds registered in the Republic of South Africa are governed by the South African Pension Funds Act of 1956 (the Act).

Defined contribution funds

Membership of each fund at 31 December 2011, 2010 and 2009 and employer contributions to each fund were as follows:

	Working members 2011 Number	Working members 2010 Number	Working members 2009 Number	Employers Contributions 2011 R’m	Employer Contributions 2010 R’m	Employer Contributions 2009 R’m
—Exxaro Selector Funds;	663	662	689	16	16	14
—Chamber of Mines, operating as defined contribution fund;	1	1	1
—Namakwa Sands employees Provident Fund;	918	986	893	15	14	12
—Sentinel Mining Industry Retirement Fund.	82	87	88	5	5	5

	1,664	1,736	1,671	36	35	31

Due to the nature of these funds the accrued liabilities by definition equate to the total assets under control of these funds.

Medical Funds

The combined company contributes to medical aid schemes for the benefit of permanent employees and their dependants who choose to belong to one of a number of employer accredited schemes. The contributions charged against income amounted to R12.1 million (2010: R11 million) and (2009:R10.1 million) .

Defined benefit fund

The combined mineral sands operations have defined benefit obligations for the provision of post retirement medical benefits.

As part of the business combination with Namakwa Sands on October 1, 2008 a post-retirement medical obligation was acquired.

The post-retirement liability is of a defined benefit nature, and consists of an implicit promise to pay a portion of members’ postretirement medical aid contributions. This liability is also generated in respect of dependants who are offered continued membership of the medical aid on the death of the primary member, either pre- or post- retirement. This benefit, which is no longer offered, applied to employees employed prior to 2001 by Namakwa Sands. Contributions, if any, will be offset against the liability.

No contribution was made for the period ended December 31, 2011 (2010: Rnil).

The obligation represents a present value amount, which is actuarially valued on an annual basis. Any surplus or deficit arising from the valuation is recognised in the income statement. The provision is expected to be utilised over the expected lives of the participants of scheme.

The most recent actuarial valuations of the present value of the defined benefit obligation were carried out in November 2011.

The present value of the defined obligation, and the related current service cost and past service cost, were measured using the projected unit credit method.

The principal assumptions used for the purposes of the actuarial valuations were as follows:

	2011%	2010%	2009%
Discount rate	9.00	8.25	9.00
Inflation rate	6.25	5.50	5.75
Salary increase rate	7.75	6.75	6.75

Amounts recognised in profit or loss in respect of the defined benefit plan were as follows:

	2011 R’000	2010 R’000	2009 R’000
Current service cost	2,020	1,669	919
Actuarial gains	1,643	4,637	2,079
Interest on obligation	3,097	2,603	1,735

	6,760	8,909	4,733

The expense for the year is included in the employee benefits expense in the income statement.

Reconciliation of the opening and closing balances of the present value of the defined obligation:

	2011 R’000	2010 R’000	2009 R’000
Defined benefit obligation at beginning of year	37,685	29,056	24,543
Acquisition Namakwa Sands
Plus current service cost	2,020	1,669	919
Plus interest cost	3,097	2,603	1,735
Plus actuarial gains or less actuarial losses	1,643	4,637	2,079
Less benefits paid	311	280	220

Defined benefit obligation at end of year	44,134	37,685	29,056

Determination of estimated post-retirement expense for the next financial year:

	2012 R’000	2011 R’000	2010 R’000
Interest cost	3,955	3,095	1,669
Unrecognised actual losses in the year	2,687	2,350	2,883

Expense	6,642	5,445	4,552

Equity compensation benefits

The Exxaro Management Share Option Scheme has the following schemes included in the equity compensation benefits of its employees:

•	Long-term Incentive Plan (LTIP)

•	Share Appreciation Right scheme (SARs)

•	Empowerment Participation scheme (MPower)

•	Deferred bonus plan

Awards made by Exxaro Company to its own employees are accounted for as equity-settled in the company’s individual financial statements as it is providing its own equity instruments as settlement of the schemes, as well as in the consolidated group financial statements.

In the subsidiary accounts such as the combined Exxaro Mineral Sands Operations, the schemes are also accounted for as equity settled.

Deferred Bonus Plan (DBP)

DBP is to encourage directors and senior management to sacrifice a part of their bonuses for the purpose of acquiring shares in the company in exchange for an uplift in the number of shares received. Participants may sacrifice a percentage of their (post-tax) bonus in exchange for Exxaro shares at the ruling market price. The pledged shares are then held in trust for a three year period, thus until the vesting date of the matching award. At vesting date, the company will make an additional award of shares by matching the shareholding on a one-for-one basis (matching award). Participants will consequently become unconditionally entitled to both the original pledged shares as well as the matching award of shares.

A participant may at its election dispose of and withdraw the pledged shares from the scheme at any stage. However, if the pledged shares are withdrawn before the expiry of the pledge period, the participant forfeits the matching award.

The DBP is an equity settled scheme.

Long-term Incentive Plan (LTIP)

A LTIP is a conditional award of Exxaro shares offered to qualifying senior employees of the group. The shares vest after three years subject to certain performance conditions being met. The extent to which the performance conditions are met governs the number of shares that vest. LTIP is an equity settled scheme.

There are two performance conditions that determine the number LTIPs that vest:

•	The Total Shareholder Return (“TSR”) Condition This condition compares the TSR of Exxaro with the TSR of a peer group of companies. The peer group of companies is determined by the Nomination

Transformation, Remuneration, Human Resources Committee. TSR is defined to be the compound annual growth rate (“CAGR”) on a portfolio of Exxaro/peer group shares purchased at the end of the group’s financial year in which the grant is made, holding the shares, and reinvesting the dividends received from the portfolio in the same shares for three years, and then selling the portfolio at the end of the three years.

•

The Return on Capital Employed (“ROCE”) Condition The ROCE measure is a Return on Capital Employed measure with a number of adjustments as determined by the rules of the scheme. Initial targets are set based on existing ROCE performance in the base year of an LTIP and planned ROCE performance in the performance year (“target year”). The audited results for the previous financial year, with relation to the year in which the grants are made, is the base year and the third year after the base year is the target year.

50% of the grant is subject to the TSR condition and 50% is subject to the ROCE condition. Awards vests linearly between 30% and 100% for performance between the minimum and the maximum targets

Share Appreciation Right Scheme (SARS)

Participants obtain the right, if performance conditions are met, to receive a number of Exxaro shares to the value of the difference between the exercise price and the grant price. The performance condition relates to Headline Earnings per Share of the group and is calculated for a minimum and maximum performance condition. Performance between these targets will result in proportional vesting which will be calculated using a linear sliding scale between the minimum and maximum performance conditions. Grants have a vesting period of three years at which time the performance conditions are calculated. The vested grants will lapse after seven years from the grant date.

The SARS scheme is an equity settled share base payment.

MPower

Exxaro created an Employee Empowerment Participation Scheme in November 2006 whereby certain employees are given the opportunity to share in the growth of the company. Exxaro issued approximately 10,7m shares which was held in trust to the benefit of selected Exxaro employee beneficiaries. Employees are awarded equal share units in the trust which entitles them to dividends on the Exxaro shares in trust in the five-year period that ended in November 2011. The total distribution to be made by the trust is independent of the number of units allocated to employees, therefore as more units are allocated the benefits to the trust are split between participating employees. As a result, all equity instruments of the scheme are effectively granted upon first issue of units to a participant. Given this operation, the value of the scheme determined at the grant date represents the final scheme value to be recognised under IFRS 2. By the end of the five-year period or capital appreciation period, the Exxaro shares that employee beneficiaries have a right to through the share units awarded to them in the Trust, will be sold. The capital distribution is the profit that is made on these shares after they are sold and the outstanding loan (used to buy the shares) to Exxaro is settled. The MPower scheme is an equity-settled share based payment.

Details of the schemes:

Long-term Incentive Plan

		2011		2010		2009
		Number of instruments ‘000	Face value range[1] R	Number of instruments ‘000	Face value range[1] R	Number of instruments ‘000	Face value range[1] R
Outstanding at beginning of year		193	85.00-126.77	180	85.00-67.07	120	85.00-67.07
Issued during the year		47	163.95	55	126.77	85	67.07
Transferred during the year		13	85.00-126.77	(1)	85.00-67.07	(25)	85.00-67.07
Exercised during the year		(52)	168.00-177.99	(36)	113.50-131.90
Lapsed/cancelled during the year				(5)	102.14

Outstanding at end of the year		201	67.07-163.95	193	85.00-126.77	180	85.00-67.07

	Expiry date
Terms of outstanding at end of the year
	2011			52	85.00-112.45	94	85.00-112.45
	2012	92	67.07	86	67.07	86	67.07
	2013	59	136.77	55	126.77
	2014	50	163.95

		201		193		180

Face value range for instruments exercised during the year (R)
			168.00-177.99		113.50-131.90
Total value of shares outstanding (R million)		33.8		26.3		18.7

1	Face value is the volume weighted average price of the previous business day when the transaction is executed

Share Appreciation Right Scheme

		2011		2010		2009
		Number of instruments ‘000	Grant price range R	Number of instruments ‘000	Grant price range R	Number of instruments ‘000	Grant price range R
Outstanding at beginning of year		963	59.42-89.33	694	59.42-89.33	371	59.42-139.24
Issued during the year		277	150.66-185.92	318	126.77	392	67.07-89.33
Transferred during the year		(18)	59.42-89.33			(48)	59.42-139.24
Exercised during the year		(149)	59.42-112.45	(35)	60.60-112.35
Lapsed/cancelled during the year		(10)	60.60-126.77	(14)	112.35	(21)	112.35

Outstanding at end of the year		1,063	59.42-185.92	963	59.42-89.33	694	59.42-89.33

	Expiry date
Terms of outstanding at end of the year
	2014	51	59.42-67.46	74	59.42-67.46	124	59.42-67.46
	2015	117	62.83-139.24	244	62.83-139.24	244	62.83-139.24
	2016	425	63.45-89.33	408	63.45-89.33	326	63.45-89.33
	2017	246	126.77	237	126.77
	2018	224	150.66-185.92

		1,063		963		694

Face value range for instruments exercised during the year (R)			59.42-112.45		60.60-112.35
Total value of shares outstanding (R million)		178.6		131.3		71.9

Details of options vested but not sold during the year are as follows:
Number of shares		228,539		74,280		—
Share price range (R)		60.60-185.92		60.60-67.46		—

Deferred Bonus Plan

		2011		2010		2009
		Number of instruments ‘000	Share price range[2] R	Number of instruments ‘000	Share price range[2] R	Number of instruments ‘000	Share price range[2] R
Outstanding at beginning of year		10	101.88-88.95	7	101.88-88.95	4	86.45-111.88
Issued during the year		3	147.01-179.21	3	66.38-125.41	13	65.85-91.08
Transferred during the year						(10)	86.45-111.88
Exercised during the year		(2)	149.50-178.25	(0)	117.48
Lapsed/cancelled during the year

Outstanding at end of the year		11	66.39-179.21	10	101.88-88.95	7	101.88-88.95

	Expiry date
Terms of outstanding at end of the year
	2012	5	66.38-88.95	1	101.88-112.45	1	101.88- 112.45
	2013	3	112.68-125.41	6	66.38-88.95	6	66.38-88.95
	2014	3	147.01-179.21	3	88.95-125.41

		11		10		7

Face value range for instruments exercised during the year (R)			149.50-178.25		117.48
Total value of shares outstanding (R million)		1.9		1.3		0.7

2	Price at which the shares were bought / sold

FAIR VALUE OF EQUITY-SETTLED SHARE-BASED PAYMENT TRANSACTIONS WITH EMPLOYEES

In determining the fair value of services received as consideration for equity instruments, measurement is referenced to the fair value of the equity instruments granted.

A modified binomial tree model is used for the valuation of the SARS and Phantom Option Scheme while a Monte Cario Simulation model for the LTIP. The conditional matching awards granted in terms of the DBP are the economic equivalent of granting an Exxaro share, without dividend rights for the period from grant date to vesting date. Therefore the value of the DBP is equal to the grant date share price at the vesting date, less the present value of future dividends expected to be granted over the term of the scheme, multiplied by the pledged shares in the trust and the matching award.

		2011	2010	2009
		R	R	R
Weighted average fair value for grants during the year:
	SARS	68.37	48.34	22.53
	LTIP	59.04	106.36	54.35
	DBP	144.87	113.71	57.43
Inputs to the valuation models for:
SARS	Share price at valuation date (R)	170.00	126.84	74.20
	Weighted average option life (years)	7.00	7.00	7.00
	Exercise price (R)	163.95	126.77	67.07
	Expected volatility (%)(1)	42.20	42.39	43.22
	Dividend yield (%)	3.42	3.80	9.02
	Risk-free interest rate (%)	8.30	8.17	0.08
	Employee forfeiture rate (%)	5.73	4.14	9.97
LTIP	Share price at valuation date (R)	170.00	126.84	74.20
	Weight average option life (years)	3.00	3.00	3.00
	Expected volatility of Exxaro share (%)(1)	46.69	49.70	51.31
	Expected volatility of peer group share (average)(%)(1)	60.15	63.07	60.83
	Dividend yield (%)	3.22	1.94	6.41
	Risk-free interest rate (%)	7.32	7.29	7.82
	Employee forfeiture rate (%)	2.97	2.90	10.29
DBP	Share price at valuation date—February (R)	152.45	114.00	67.07
	Share price at valuation date—March (R)	165.56	125.90	69.24
	Share price at valuation date—August (R)	n/a	114.44	92.40
	Weighted average option life (years)	3.00	3.00	3.00
	Dividend yield—February (%)	3.59	1.98	6.48
	Dividend yield—March (%)	3.31	1.95	6.91
	Dividend yield—August (%)	n/a	2.24	5.25
	Risk-free Interest rate—February (%)	7.19	7.68	8.10
	Risk-free Interest rate—March (%)	7.37	7.35	7.85
	Risk-free Interest rate—August (%)	n/a	6.53	7.82
	Employee forfeiture rate (%)	—	—	—

(1)	Volatility is measured as the annualized standard deviation of the continuously compounded daily returns of the underlying share(s) under the assumption that the share price is log-normally distributed. The historical period used to determine the log returns and hence volatility is equal in length to the period from valuation date up to and including the maturity date, starting from the valuation date.

22. CONTINGENT LIABILITIES

	December 31,
	2011 R’000	2010 R’000
Contingent liabilities
Contingent liabilities at balance sheet date, not otherwise provided for in these annual financial statements, arising from:
—guarantees in the normal course of business from which it is anticipated that no material liabilities will arise[1]:	199,460	222,297
—Other[2]	59,800

1	The operational guarantees include the guarantees provided to the DMR with regards the operations’ ability to immediately rehabilitate the mining operations should the need arise. The increase in 2009 and 2010 is mainly attributable to guarantees to the Department of Mineral and Resources (DMR) in respect of environmental liabilities on immediate closure of mining operations.
2	Exxaro Investments (Australia) Pty Ltd (EIPL) received an assessment from the Office of State Revenue (a State Government body), indicating that EIPL is liable for A$7.2 million of stamp duty in respect of the “land-rich” assets associated with the 2005 acquisition of Ticor Ltd. EIPL is required to pay the amount within one month after assessment to avoid paying substantial penalties. Management believe there are strong grounds to appeal this decision and, on this basis, have not recognized a liability for the amount.

The Combined Mineral Sands operations are jointly and severally exposed to its share of the joint venture contingent liabilities.

The timing and occurrence of any possible outflows are uncertain.

23. COMMITMENTS

	December 31,
	2011 R’000	2010 R’000	2009 R’000
Capital commitments
Capital expenditure contracted for plant and equipment	341,654	203,604	221,646
Capital expenditure authorised for plant and equipment but not contracted	649,596	79,708	105,257
The above includes the Exxaro Mineral Sands Operations’ share of capital commitments of joint ventures	17,833	14,323	86,758

Capital expenditure will be financed from available cash resources, funds generated from operations and available borrowing capacity. The increase in 2011 is mainly due to capital expenditure commitments for Fairbreeze.

Operating lease commitments
The future minimum lease payments under non-cancellable operating leases are as follows:
–less than one year	20,590	21,487	23,096
–more than one year and less than five years	22,573	20,297	28,825
–more than five years		11

Total	43,163	41,795	51,921

Operating sublease receivable
Non-cancellable operating lease rentals are receivable as follows:
–less than one year	2,602	1,732	1,086
–more than one year and less than five years	650	3,052	2,983

Total	3,252	4,784	4,069

24. INVESTMENTS IN JOINT VENTURES

	2011 R’000	2010 R’000	2009 R’000
In Australia, the combined company’s interests are housed in Australia Sands, whose principle asset is the 50% Tiwest joint venture (with Tronox).
Aggregate post -acquisition reserves:
–joint ventures	4,505,042	2,809,951	2,849,181

Total	4,505,042	2,809,951	2,849,181

INVESTMENTS IN JOINT VENTURES AND OTHER INVESTMENTS

	Nature of business	Percentage holding
		2011%	2010%	2009%
JOINT VENTURES
Unincorporated
Tiwest	Titanium minerals and pigment production	50.00	50.00	50.00

The combined company’s effective share of statement of financial position, income statement and cash flow items in respect of the Tiwest joint venture is as follows:

	Year ended December 31,
	2011 R’000	2010 R’000	2009 R’000
INCOME STATEMENTS
Revenue	2,575,305	1,550,000	1,473,000
Operating expenses	(1,667,175)	(1,376,000)	(1,435,000)

NET OPERATING PROFIT	908,130	174,000	38,000
Net financing costs	36,589	(11,000)	(5,000)

PROFIT BEFORE TAX	944,719	163,000	33,000

Tax*
PROFIT FOR THE YEAR	944,719	163,000	33,000

Profit for the year attributable to owners of the parent	944,719	163,000	33,000

	December 31,
	2011 R’000	2010 R’000	2009 R’000
STATEMENT OF FINANCIAL POSITION
Non-current assets	2,571,523	2,505,000	2,237,000
Current assets	2,741,842	1,439,000	1,164,000

TOTAL ASSETS	5,313,365	3,944,000	3,401,000

Equity and liabilities
EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT	4,505,042	2,810,000	2,849,000
Non-current liabilities
Interest-bearing borrowings	40,334	141,000
Non-current provision	265,485	225,000	218,000
Deferred tax and other	(12,840)	408,000
Current liabilities
Interest-bearing borrowings	186,847	20,000
Accounts payable & Provisions	328,497	340,000	334,000

TOTAL EQUITY AND LIABILITIES	5,313,365	3,944,000	3,401,001

	Year ended December 31,
	2011 R’000	2010 R’000	2009 R’000
STATEMENT OF CASH FLOWS
Net cash flows from operating activities	757,734	118	282
Net cash flows from Investing activities	263,872	(423)	(546)
Net cash flows from financing activities	(350,025)	305	178
Foreign currency translations	102,245		(1)

Net decrease in cash and cash equivalents	773,826		(87)

*	Unincorporated joint venture

25. Non-Current Assets Classified As Held for Sale

The major classes of the assets classified as held for sale are as follows:

Financial assets	2,046

The investment in Ndzalama Game Reserve has been classified as held for sale during 2011. Completion of the sale transaction is expected to take place within 12 months. A partial disposal took place during the 12 months ended December 31, 2011, the proceeds of which were R4.5 million. Final divestment expected by end June 2012 with the sale to the Land Claims Commissioner.

26. Subsequent Events

Repayment of treasury loan

In January 2012 the Exxaro Mineral Sands Operations repaid R1,800 million to Exxaro Resources Limited (included in current operating amounts due to related parties).

Until June 26, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following is an estimate of fees and expenses to be incurred by the Company in connection with preparation of this Registration Statement and the issuance of the Shares offered hereby:

(In thousands)
SEC Registration Fee	$	[	—]
Legal and Accounting Fees and Expenses		[	—]
Filing, Mailing and Printing Expenses		[	—]
Other Professional Fees and Expenses		[	—]
Other Fees and Expenses		[	—]
Total	$	[	—]

Item 14. Indemnification of Directors and Officers.

Except as set forth below, there is no provision in any contract, arrangement or statute under which any director, secretary or other officer of Tronox Limited is insured or indemnified in any manner against any liability which he/she may incur in his/her capacity as such.

The Constitution of Tronox Limited requires Tronox Limited to, subject to and so far as is permitted by the Australian Corporations Act and the Australian Competition and Consumer Act 2010, indemnify every director, secretary or other officer of Tronox Limited and its related bodies corporate against a liability incurred as such a director, secretary or other officer to a person (other than to Tronox Limited or a related body corporate of Tronox Limited), unless the liability arises out of conduct involving a lack of good faith. This is a continuing indemnity and will apply in respect of all acts done while a director, secretary or other officer of Tronox Limited (or one of its wholly-owned subsidiaries) even if that person is not a director, secretary or other officer at the time the claim is made. The Constitution of Tronox Limited permits Tronox Limited to make a payment in respect of legal costs incurred by a director, secretary, officer or employee in defending an action for a liability incurred as such a director, secretary, officer or employee or in resisting or responding to actions taken by a government agency or a liquidator.

Tronox Limited will enter into a Deed of Access, Indemnity and Insurance (“Deed of Indemnity”) with each of its respective directors to, among other things, give effect to these rights.

Prior to completion of the Transaction, Tronox Limited’s directors and officers are covered by the policies and procedures of Tronox Incorporated as a wholly-owned subsidiary including directors and officers insurance policies. Following completion of the Transaction, we expect directors and officers of Tronox Limited and Tronox Incorporated to be covered by an insurance policy which Tronox Limited will acquire.

Prior to completion of the Transaction, Tronox Limited will insure against amounts that it may be liable to pay to directors, secretaries, officers or certain employees pursuant to the Constitution of Tronox Limited, the Deed of Indemnity or that Tronox Limited otherwise agrees to pay by way of indemnity. Tronox Limited will pay premiums for this “Directors and Officers” insurance (“D&O Insurance”). The insurance policy also will insure directors, secretaries, officers and some employees against certain liabilities (including legal costs) they may incur as officers or employees of Tronox Limited. The Deed of Indemnity will provide that, subject to the Australian Corporations Act, during the director’s term of office as an officer of Tronox Limited (or as an officer or trustee of a corporation or trust of which the director is appointed or nominated an officer or trustee by Tronox Limited or a wholly-owned subsidiary of Tronox Limited) and for seven years after the director ceases to hold such office, Tronox Limited must use its best efforts to effect and maintain D&O Insurance covering the director.

There are certain provisions of the Australian Corporations Act that restrict Tronox Limited from indemnifying directors, secretaries and other officers in certain circumstances. These are described below.

Australian Law

Australian Corporations Act

Section 199A(1) of the Australian Corporations Act provides that a company or a related body corporate must not exempt a person from a liability to the company incurred as a director, secretary or other officer of the company.

Section 199A(2) of the Australian Corporations Act provides that a company or a related body corporate must not indemnify a person against any of the following liabilities incurred as a director, secretary or other officer of the company:

•	a liability owed to the company or a related body corporate;

•	a liability for a pecuniary penalty order or compensation order under specified provisions of the Australian Corporations Act or the Australian Competition and Consumer Act 2010; or

•	a liability that is owed to someone other than the company or a related body corporate and did not arise out of conduct in good faith.

Section 199A(2) of the Australian Corporations Act does not apply to a liability for legal costs.

Section 199A(3) of the Australian Corporations Act provides that a company or a related body corporate must not indemnify a person against legal costs incurred in defending an action for a liability incurred as a director, secretary or other officer of the company if the costs are incurred:

•	in defending or resisting proceedings in which the person is found to have a liability for which they could not be indemnified under section 199A(2); or

•	in defending or resisting criminal proceedings in which the person is found guilty; or

•

in defending or resisting proceedings brought by the Australian Securities and Investments Commission (ASIC) or a liquidator for a court order if the grounds for making the order are found by the court to have been established (this does not apply to costs incurred in responding to actions taken by ASIC or a liquidator as part of an investigation before commencing proceedings for the court order); or

•	in connection with proceedings for relief to the person under the Australian Corporations Act in which the court denies the relief.

Section 199B of the Australian Corporations Act provides that a company or a related body corporate must not pay, or agree to pay, a premium for a contract insuring a person who is or has been a director, secretary or other officer of the company against a liability (other than one for legal costs) arising out of:

•	conduct involving a willful breach of duty in relation to the company; or

•

a contravention of the director, secretary or officer’s duties under the Australian Corporations Act not to improperly use their position or make improper use of information obtained as a director, secretary or officer.

For the purpose of Sections 199A and 199B, an “officer” of a company includes:

•	a director or secretary;

•	a person who makes, or participates in making, decisions that affect the whole, or a substantial part, of the business of the company;

•	a person who has the capacity to significantly affect the company’s financial standing; and

•	a person in accordance with whose instructions or wishes the directors of the company are accustomed to act.

Insurance

The directors and officers of Tronox Limited and the duly authorized United States representative of each are insured against certain liabilities, including certain insured liabilities under United States securities laws, which they may incur in their capacity as such under a liability insurance policy carried by the Tronox Limited.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities.

Not Applicable.

Item 16. Exhibits and Financial Statement Schedules.

(a) The financial statements required to be included in this registration statement appear immediately following the signature page to this registration statement beginning on page F-1.

(b) The information called for by this Item is incorporated herein by reference from the Exhibit Index following the signature page of this registration statement.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes:

1	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any propectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

2.	That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stamford, State of Connecticut, on this 15th day of June 2012.

TRONOX LIMITED (Registrant)

By:	/s/ Daniel D. Greenwell*
Name:	Daniel D. Greenwell
Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Thomas Casey*	Chief Executive Officer	June 15, 2012
Thomas Casey	(Principal Executive Officer)

/s/ Edward G. Ritter*	Principal Accounting Officer	June 15, 2012
Edward G. Ritter

/s/ Michael J. Foster	(Director)	June 15, 2012
Michael J. Foster

/s/ Anthony M. Orrell*	(Director)	June 15, 2012
Anthony M. Orrell

/s/ John William Logan Armstrong*	(Director)	June 15, 2012
John William Logan Armstrong

/s/ Daniel D. Greenwell*	Chief Financial Officer	June 15, 2012
Daniel D. Greenwell	(Principal Financial Officer)

* As Attorney-in-fact

By:	/s/ Michael J. Foster
Michael J. Foster

EXHIBIT INDEX

Exhibit No.	Description
2.1	Amended and Restated Transaction Agreement by and among Tronox Incorporated, Tronox Limited, Concordia Acquisition Corporation, Concordia Merger Corporation, Exxaro Resources Limited, Exxaro Holdings Sands (Proprietary) Limited and Exxaro International BV, dated as of April 20, 2012 (incorporated by reference to Annex A to the proxy statement/prospectus which forms a part of the Registration Statement on Form S-4 filed by Tronox Limited and Tronox Incorporated on May 4, 2012).

3.1	Form of Constitution of Tronox Limited (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form S-4 filed by Tronox Limited and Tronox Incorporated on May 2, 2012).

5.1	Opinion of Ashurst Australia regarding legality of securities being registered by Tronox Limited.

10.1	Warrant Agreement, dated as of February 14, 2011, by and between Tronox Incorporated, Computershare Inc. and its wholly-owned subsidiary, Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by Tronox Incorporated on February 14, 2011).

10.2	Tronox Incorporated 2010 Management Equity Incentive Plan (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by Tronox Incorporated with the SEC on February 14, 2011).

10.3	Tronox LLC 2010 Cash Incentive Plan (incorporated by reference to Exhibit 10.5 of the Current Report on Form 8-K filed by Tronox Incorporated with the SEC on February 14, 2011).

10.4	Employment Agreement entered into as of February 14, 2011 by and between Tronox LLC and Dennis L. Wanlass (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form S-4 filed by Tronox Limited and Tronox Incorporated on December 30, 2011).

10.5	Employment Agreement entered into as of February 14, 2011 by and between Tronox LLC and John D. Romano (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form S-4 filed by Tronox Limited and Tronox Incorporated on December 30, 2011).

10.6	Employment Agreement entered into as of February 14, 2011 by and between Tronox LLC and Michael J. Foster (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form S-4 filed by Tronox Limited and Tronox Incorporated on December 30, 2011).

10.7	Employment Agreement entered into as of February 14, 2011 by and between Tronox LLC and Robert C. Gibney (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form S-4 filed by Tronox Limited and Tronox Incorporated on December 30, 2011).

10.8	Separation Agreement entered into as of December 21, 2011 by and between Tronox LLC and Dennis L. Wanlass (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form S-4 filed by Tronox Limited and Tronox Incorporated on December 30, 2011).

10.9	Form of Exchangeable Share Support Agreement by and between Tronox Limited and Tronox Incorporated (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form S-4 filed by Tronox Limited and Tronox Incorporated on May 2, 2012).

10.10	Form of South African Shareholders’ Agreement by and between Tronox Limited, Exxaro, Exxaro Sands and Exxaro TSA Sands (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form S-4 filed by Tronox Limited and Tronox Incorporated on May 2, 2012).

10.11	Form of Shareholder’s Deed by and between Tronox Limited, an additional holder of Class A shares, and Exxaro (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form S-4 filed by Tronox Limited and Tronox Incorporated on May 2, 2012).

10.12	Credit Agreement, dated February 8, 2012, by and among Tronox Incorporated, Wells Fargo Capital Finance LLC and Goldman Sachs Bank USA (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form S-4 filed by Tronox Limited and Tronox Incorporated on May 2, 2012).

10.13	Credit Agreement, dated as of February 14, 2011, by and among Tronox LLC, certain guarantors party thereto (including Tronox Incorporated), certain lenders party thereto and Wells Fargo Capital Finance, LLC, as agent for the lenders (incorporated by reference to Exhibit 10.2 of the Current Report on Form 8-K filed by Tronox Incorporated with the SEC on February 14, 2011).

10.14	Consent, Waiver and Amendment to Credit Agreement, dated as of February 8, 2012 by and among Wells Fargo Capital Finance, LLC, in its capacity as agent, the parties to the Credit Agreement as lenders, Tronox LLC, and certain guarantors party thereto (including Tronox Incorporated) (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form S-4 filed by Tronox Limited and Tronox Incorporated on March 22, 2012).

10.15	Employment Agreement entered into as of April 19, 2012 by and between Tronox LLC and Thomas J. Casey (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form S-4 filed by Tronox Limited and Tronox Incorporated on April 23, 2012).

10.16	Tronox Limited Management Equity Incentive Plan (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form S-4 filed by Tronox Limited and Tronox Incorporated on April 23, 2012).

21.1	Subsidiaries of Tronox Incorporated and Tronox Limited (incorporated by reference to Exhibit 21.1 of the Registration Statement on Form S-4 filed by Tronox Limited and Tronox Incorporated on March 22, 2012).

23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm for Tronox Incorporated.

23.2	Consent of PricewaterhouseCoopers Inc., Independent Auditors for Exxaro Mineral Sands.

23.3	Consent of Ashurst Australia (included in Exhibit 5.1).

24.1	Power of Attorney (included in signature pages).

101.INS	XBRL Instance Document*

101.SCH	XBRL Schema Document*

101.CAL	XBRL Calculation Linkbase Document*

101.DEF	XBRL Definition Linkbase Document*

101.LAB	XBRL Label Linkbase Document*

101.PRE	XBRL Presentation Linkbase Document*

*	Pursuant to applicable securities laws and regulations, we are deemed to have complied with the reporting obligation relating to the submission of interactive data files in such exhibits and are not subject to liability under any anti-fraud provisions of the federal securities laws as long as we have made a good faith attempt to comply with the submission requirements and promptly amend the interactive data files after becoming aware that the interactive data files fail to comply with the submission requirements. Users of this data are advised pursuant to Rule 406T of Regulation S-T that this interactive data file is deemed not filed or part of a registration statement or prospectus for purposes of sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of section 18 of the Securities Exchange Act of 1934, and otherwise is not subject to liability under these sections.